Exhibit 99.1

VEDANTA LIMITED

ANNUAL REPORT 2016 - 17

STRONGER

SMARTER

SUSTAINABLE

CORE PURPOSE

Vedanta is a globally diversified natural resources company with low cost operations. We empower our people to drive excellence and innovation to create value for our stakeholders. We demonstrate world-class standards of governance, safety, sustainability and social responsibility.

CORE VALUES

TRUST

We actively foster a culture of mutual trust in our interactions with our stakeholders and encourage an open dialogue which ensures mutual respect.

CARE

As we continue to grow, we are committed to the triple bottom line of People, Planet and Prosperity to create a sustainable future in a Zero Harm environment for our communities.

INTEGRITY

We place utmost importance on engaging ethically and transparently with all our stakeholders, taking accountability of our actions to maintain the highest standards of professionalism and complying with international policies and procedures.

RESPECT

We lay consistent emphasis on human rights, respect the principle of free, prior, informed consent, while our engagements with stakeholders give local communities the opportunity to voice their opinions and concerns.

EXCELLENCE

Our primary focus is on delivering value of the highest standard to our stakeholders. We are constantly motivated on improving our costs and our quality of production in each of our business through a culture of best practice benchmarking.

INNOVATION

We embrace a conducive environment for encouraging innovation that leads to a Zero Harm environment and exemplifying optimal utilisation of natural resources, improved efficiencies and recoveries of by-products.

ENTREPRENEURSHIP

Our people are our most important assets. We actively encourage their development and support them in pursuing their goals.

CONTENTS

CORPORATE OVERVIEW

HIGHLIGHTS 2016-17

ATTRIBUTABLE PAT (before exceptional items & DDT)

h 2.6times

EBITDA

h 41%

ROCE (in%)

FREE CASH FLOWS

h ₹13,312Cr.

EMPLOYEES (Direct+Indirect)

60,000+

ENVIRONMENT INVESTMENT

US$46mn

CSR BENEFICIARIES

2.2mn

SOCIAL INVESTMENT

₹110Cr.

MARKET CAP (post completion of merger with Cairn India)

US$14bn*

*  Pro-forma market cap based on May 12, 2017 share price

ISO 14001 CERTIFIED

(No. of operating units)

100%

02	Vedanta at a Glance
4	Our Presence
5	Highlights 2016-17
6	The Vedanta Investment Case
10	Chairman’s Statement
12	CEO’s Statement
14	Stronger. Smarter. Sustainable
22	Business Model
24	Strategy Framework
26	Key Performance Indicators
28	Board of Directors
30	Executive Committee
34	Awards and Accolades
MANAGEMENT REVIEW
36	Market Overview
44	Management Discussion & Analysis
76	Sustainable Development and Corporate Social Responsibility
98	Sustainable Development and Corporate Social Responsibility
STATUTORY REPORTS
114	Directors’ Report
162	Report on Corporate Governance
FINANCIAL STATEMENTS
186	Standalone Financials
298	Consolidated Financials

Forward Looking Statement

In this Annual Report, we have disclosed forward looking information to enable investors to comprehend our prospects and take investment decisions. This report and other statements – written and oral – that we periodically make contain forward looking statements that set out anticipated results based on the management’s plans and assumptions. We have tried wherever possible to identify such statements by using words such as ‘anticipate’, ‘estimate’, ‘expects’, ‘projects’, ‘intends’, ‘plans’, ‘believes’, and words of similar substance in connection with any discussion of future performance.

We cannot guarantee that these forward looking statements will be realised, although we believe we have been prudent in our assumptions. The achievements of results are subject to risks, uncertainties and even inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Readers should bear this in mind. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

stronger. smarter. sustainable.	COMPANY OVERVIEW

VEDANTA AT A GLANCE

Large and diversified asset base of long-life, low-cost assets

OIL & GAS	ZINC-LEAD-SILVER	IRON ORE
OPERATOR OF 26% OF INDIA’S CRUDE OIL PRODUCTION	72% OF MARKET SHARE IN INDIA’S ZINC INDUSTRY	no.1 LARGEST PRODUCER AND PRIVATE SECTOR EXPORTER IN INDIA

BUSINESS	Cairn India	• Zinc India (HZL) Zinc	Iron Ore India
• International
PRODUCTION VOLUME IN FY 17	190k boepd (Average daily gross production)	• Zinc India - Zinc lead 907 kt, Silver - 453 tonnes	10.9mt
• Zinc International – 156 kt
EBITDA FY 17 (Rs. in Cr.)	4,013	• Zinc India -9,528	1,322
• Zinc International -928
COST CURVE	1st Quartile	• Zinc India - 1st Quartile	1st Quartile
• Zinc International - 2nd Quartile
ASSET HIGHLIGHTS	• One of India’s largest private sector oil and gas companies • Interest in seven blocks in India, and one in South Africa	• World’s second largest integrated zinc-lead producer, operating world’s largest zinc mine at Rampura Agucha, India • One of the largest silver producers globally with an annual capacity of 16 moz	• 2.6 MT additional iron-ore production capacity granted in Goa
APPLICATION AREAS	Crude Oil is used by hydrocarbon refineries and natural gas is mainly used by the fertilizer sector	• Galvanising for infrastructure and construction sector • Die-casting alloys, brass, oxides and chemicals	• Essential for steel making • Iron used in infrastructure and automotive sectors

2

Vedanta Limited Annual Report 2016-17

COPPER	ALUMINIUM	POWER
35% MARKET SHARE FOR REFINED COPPER IN INDIA	40% SHARE IN INDIA’S PRIMARY MARKET	9gw DIVERSIFIED POWER PORTFOLIO - ONE OF INDIA’S LARGEST POWER GENERATORS
Copper India	Aluminium smelters at Jharsuguda and Korba (BALCO), Lanjigarh alumina refinery	Power plants at Talwandi Sabo, Jharsuguda and Korba
402kt	Aluminium: 1,213 kt and Alumina: 1,208 kt	12.9bn Kwh (Power Sales)
1,693	2,306	1,642
1st Quartile	2nd Quartile
• Largest custom copper smelter and copper rods producer in India	• Largest aluminium capacity in India of 2.3 mtpa • Strategically located large-scale assets with integrated power in states of Chhattisgarh and Odisha	• 3.6 GW of commercial power generation capacity, balance for captive usage • Leading producers of wind power in India
• Used for making cables, transformers, castings, motors and alloy based products	• Finds use in Infrastructure, Transportation, Packaging and Electrical sectors • Used to produce rods, billets, primary foundry alloys and rolled products for manufacturing cables & conductors	40% of our power portfolio is used for commercial power while 60% is for captive use

3

stronger. smarter. sustainable.	COMPANY OVERVIEW

OUR PRESENCE
India and Sri
Ireland 8
Australia 3
Africa
3 4 6 7
Our key operations include
Zinc-Lead-Silver
1 Debari smelter
2 Chenderiya smelters
3 Rampura-Agucha mine
4 RajpuraDariba mine & smelters
and SindesarKhurd mine
5 Zawar mine
6 Skorpion mine, Namibia
7 Black Mountain mine, South Africa
8 Lisheen mine, Ireland*
Oil & Gas
1 Rajastha block
2 Ravva (PKGM-1) block
3 Cambay (CB/052) block
4 South Africa block
5 KG-ONN-2003/1 block
6 KG-OSN-2009/3 block
7 PR-0SN-2004/1 block
Iron Ore
1 Iron ore operations - Goa
2 Iron ore operations - Karnataka
3 Iron ore projects - Liberia
Copper
1 Silvassa refinery
2 Tuticorin smelter
3 Mt Lyel mine, Australia**
Aluminium
1 Lanjigarh alumina refinery
2 Jharsuguda smelters & power plants
3 Korba smelters & power plants
Power
1 MEL power plant
2 SEL
3 Talwandi Sabo Power Plant
Captive thermal power plant
* Lisheer had safe, detailed and fully-costed closure after 17 years of operation in November 2015 | ** Under care and maintenance
GEOGRAPHICAL
SEGMENT-WISE REVENUE
India 63%
China 8%
UAE 6%
Others 22%
COMMODITY SEGMENT-WISE
REVENUE
Oil & Gas 11%
Zinc & Lead - India 22%
Silver - India 2%
Zinc - International 3%
Iron Ore 6%
Copper 29%
Aluminium 20%
Power 7%

4

Vedanta Limited Annual Report 2016-17

HIGHLIGHTS 2016-17

FINANCIAL PERFORMANCE

REVENUE 12% h
Rs.71,721Cr.

ATTRIBUTABLE PAT* 2.6x h
Rs.7,323Cr.
*before exceptional & DDT

FREE CASH FLOWS 15% h
Rs.13,312Cr.

NET DEBT/	CRISIL CREDIT
EBITDA	RATING
0.4 x	AA(Stable)
Lowest and strongest among Indian and global peers	CRISIL credit rating upgraded

Rs.40,000Cr.
Contribution to exchequer

EBITDA 41% h
Rs.21,437Cr.

REDUCTION IN GROSS DEBT
Rs.4,115Cr. i

DIVIDEND
Rs.7,099Cr. h
Highest ever dividend during FY 2016–17

SAVINGS
US$712mn
Cumulative cost and marketing savings delivered over last 8 quarters

Part of Nifty 50 index after completion of merger with Cairn India Ltd

OPERATIONAL PERFORMANCE

Record annual production levels – Aluminium, Power, Zinc India (Zinc and Silver) and Copper-India

OIL & GAS                                 h

56,000 boepd Q4 production level Successful ramp up from Mangala EOR

POWER

85% Availability

At TSPL (19,80 MW plant) in Q4

ZINC

250kt

Gamsberg project on track to commence production in mid CY 2018

ENVIRONMENT PERFORMANCE

ENVIRONMENT INVESTMENT

US$46mn

SUSTAINABILITY PERFORMANCE

CSR PERFORMANCE

SOCIAL INVESTMENT
Rs.110Cr.

BENEFICIARIES
2.2mn

CSR OUTREACH
576 core villages 1,142 peripheral villages
71 Nandghars Operating 17,091 vocational skills training Youths provided

5

stronger. smarter. sustainable.	COMPANY OVERVIEW

THE VEDANTA INVESTMENT CASE

MERGER WITH CAIRN INDIA

US$14bn*

MARKET CAPITALISATION

US$7bn* 70%h

FREE FLOAT

*	Pro-forma market cap based on May 12, 2017 share price

Vedanta is the world’s 6th largest diversified natural resources company, anchored in India.

We believe we are a proxy of India’s growing attractiveness as a world economy, and that we will benefit significantly from the opportunities ahead, as well as from the multiple ways in which we are strengthening our operations. This will lead to superior, sustainable value-creation for all stakeholders. Given below are key aspects of the investment case in Vedanta.

Our capital allocation plan is underpinned by our world-class assets and operational excellence to deliver strong, stable and long life cash flows. Most of the investment in growth projects of our assets is nearing completion and will result in an even improved cash generation in the years to come. Shareholder returns is a clear focus area of our management and the board.

We have successfully completed our merger with Cairn India, which has led to multiple advantages and will open up the path for value unlocking. It has helped create an entity with a market capitalisation of c.US$14bn. Vedanta India is now also part of India’s premier index – the Nifty 50. Our free float has increased by almost 70% to US$7bn. This merger allows us greater financial flexibility which will be instrumental in better capital allocation.

6

Vedanta Limited Annual Report 2016-17

ATTRACTIVE COMMODITY MIX

Our exploration portfolio spans across 4 continents and our broad portfolio of commodities comprises zinc-lead-silver, oil & gas, iron ore, copper, aluminium and commercial power.

Segment-wise EBITDA (%)

We are the only global player with a majority of our sales footprint in India - the fastest growing G20 economy. Our management team having sector and global expertise and our robust operations are facilitators of enhanced value-creation.

Our approach towards capital allocation has been to invest in a wide-spectrum of large, high-quality, diversified assets. This, coupled with our relentless focus on operational efficiency and cost savings, have enabled us to perform across commodity cycles.

Diversified commodity Portfollo (%)

COST LEADERSHIP

Persistent efforts towards enhancing our operational performance through an inherent culture of continuous improvement, have helped us achieve optimal cost positions in all our businesses. This has enhanced our Free Cash Flow and enabled us to remain afloat in low commodity cycles. Today all our businesses are placed in 1st/2nd quartile of the cost curve, ensuring that we remain competitive across the world on our cost base.

Segment-wise Cost Position (Quartiles)

Note: Size of circle denotes EBITDA contribution.

Our cost saving programme which is currently underway, has already achieved cumulative savings of US$712 mn in the last two years and is progressing ahead of original plan to achieve cost savings of US$1.3 bn by H1 of FY 2019.

Segment-wise contribution to Cost Savings (c.US$712 mn) (%)

7

stronger. smarter. sustainable.	COMPANY OVERVIEW

PARTNERING INDIA’S GROWTH

We believe, we are ideally positioned to capitalise on India’s growth and natural resource potential.

India is one of the most rapidly growing economies, with a per capita GDP growth estimates at 8.5 % CAGR (CY 2015 to CY 2021). Together with the growing population and trends of increasing urbanisation, this is expected to translate into increasing metals demand. Extrapolating India’s position, we believe there is significant metal demand potential in the country. This enormous economic growth potential in the country, coupled with the vast, untapped and underexplored resources, provides Vedanta a massive opportunity. Vedanta is ideally placed to take advantage of this opportunity

India’s growth trajectory (%)

Source: World Bank (May 2016)

Source: World Bank (May 2016)

This growth story is backed by a strong Government push for Infrastructure development with budgetary allocation of c.US$35 bn. Several supportive regulatory reforms have been initiated, for instance the auctioning of additional 300 additional mineral blocks in FY 2018.

Vedanta is at the forefront of leveraging this opportunity. Tapping the tremendous possibilities of growth in demand for zinc, aluminium and copper, we managed to be the market leaders for India’s Zinc Industry, primary Aluminium market, and refined copper with market shares of 72%, 40% and 35% respectively. We have established ourselves as India’s largest private sector Iron Ore exporter and operator of 26% of India’s crude oil production.

INVESTED IN GROWTH

Vedanta has completed a significant portion of its capital expenditure programme, that has equipped us to ramp up production in our existing assets and reap benefits of the capex spent. Our Zinc production capacity is expected to reach a capacity of 1.2 Mt by 2020. For Aluminium, our production outlook in FY 2018 will be at around 1.5 to 1.6 Mt marking strong progress towards our total production capacity of 2.3 million tonne. We have also ramped up our capacity for Iron Ore and Power production.

Increasing our existing capacities will boost our cash flows with minimal incremental capex requirement. In FY 2017, we spent US$0.7bn Capex against original guidance of US$1 bn and prioritised our capital to high-return, low-risk projects while maximising cash flows.

We are also leading in the sector in terms of production growth and have been continuously delivering record production numbers in most of our segments, with MIC at 907kt, silver at 453 tonnes, Aluminium at 1,213 kt and Alumina at 1,208 kt. We also achieved 2.6 million tonnes of the additional iron ore production capacity granted in Goa.

8

Vedanta Limited Annual Report 2016-17

Vedanta vs. Peers — Production Growth (%)

Peers include BHP Billiton, Rio Tinto, Anglo American, Glencore, Teck Resources, Freeport and Hindalco Source: Consensus, Company filings, Bloomberg, Wood Mackenzie, CRU for Aluminium; Company data for Vedanta.

Notes:

1.	All companies have been calenderised to a Dec YE; Glencore revenue split accounts only for their ‘Industrial activities’; Revenues from copper smelting for Vedanta Ltd. and Hindalco are based on benchmark Tc/Rc
2.	Gearing is calculated as Net debt divided by the sum of Net debt and Equity (based on reported numbers)
3.	EBITDA as per CY 2017 consensus estimates

Total Production (copper equivalent kt)

Notes:

All commodity and power capacities rebased to copper equivalent capacity (defined as production x commodity price / copper price) using average commodity prices for FY16. Power rebased using FY16 realisations, copper custom smelting production rebased at TC/RC for FY16, iron ore volumes refers to sales with prices rebased at average 58% FOB prices for FY16.

1.	Iron ore assumed at current EC capacity of 7.8 mt

SOLID BALANCE SHEET, WITH SUFFICIENT LIQUIDITY.

Our operations are fundamentally strong and generate superior free cash flows. This is not in the least due to the strong cost optimisation programme that has begun to deliver results ahead of plan. Our consistent focus on deleveraging the balance sheet is visible in the reduction of gross debt and a Net Debt/ EBITDA level of 0.4x - which is the lowest and strongest among Indian and global peers. CRISIL has upgraded our credit rating to AA (Stable), which is testimony to our focus on building a strong balance sheet.

Balance Sheet position: Vedanta’s vs. peers(%)

*	Gearing is calculated as Net debt divided by the sum of Net debt and Equity (based on reported numbers)
**	EBITDA as per CY 2017 consensus estimates

We are committed to delivering returns to our shareholders, and our track record of dividend payout is proof. With our FY 2017 results, we announced a dividend policy, committing a minimum payout of 30% of attributable PAT (ex Hindustan Zinc PAT), and a pass through of HZL’s regular dividend.

Free Cash Flows and Return on Capital

9

stronger. smarter. sustainable.	COMPANY OVERVIEW

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

This has been an exciting year for Vedanta and we have delivered a strong financial and operational performance. We continued to focus on cost optimisation and productivity enhancement while also benefiting from the recovery in global commodity markets during 2016-17 in several of our commodities. Together, these factors translated into strong EBITDA of Rs. 21,437 Crore and free cash flow of Rs. 13,312 Crore for the year.

The completion of the Cairn merger is a major milestone, transforming Vedanta into a diversified natural resources powerhouse. It simplifies our corporate structure and will unlock value by leveraging Group synergies. I very warmly welcome the Cairn shareholders, who are now Vedanta shareholders following the merger. The combined entity gives us a diversified, low-cost portfolio with industry-leading volume growth from our well-invested assets.

We have, over the past two years, delivered total cost and marketing savings of about Rs. 4,500 Crore. We reduced our gross debt by over Rs. 4,000 Crore during 2016-17 and by

“I very warmly welcome the Cairn shareholders, who are now Vedanta shareholders following the merger.”

“We are moving forward with one of the strongest balance sheets in the sector in India as well as globally, and a commitment to continue creating value for our stakeholders.”

a further Rs. 6,200 Crore since April 1, 2017. Our disciplined capital allocation strategy is underpinned by our existing portfolio of world-class assets and operational excellence to deliver strong and stable cash flows. Record dividends of over Rs. 21,000 Crore declared by the group (comprising about Rs. 7,000 Crore from Vedanta Limited and Rs. 14,000 Crore by our subsidiary, Hindustan Zinc Limited) during the year and the announcement of our dividend policy underscore our confidence. This is also reflected in our strong credit rating and sector-leading leverage ratios.

We are moving forward with one of the strongest balance sheets in the sector in India as well as globally, and a commitment to continue creating value for our stakeholders.

DOING THE RIGHT THINGS

Vedanta is among the top contributors to the country’s exchequer, contributing nearly Rs. 40,000 Crore in FY 2017.

Vedanta Limited has been ranked as India’s leading publicly listed company in the India Disclosure Index 2016 report by FTI Consulting. We were the only company in the natural resources sector to achieve the full score across all disclosure parameters.

We take our responsibility to communities seriously. Through specific initiatives in critical areas such as child malnutrition, education healthcare and skill development, we are helping communities and individuals lead a better and more sustainable life. Today, our initiatives positively impact nearly 2.2 million people. Through our Nand Ghar initiative, we are empowering communities and supporting their developmental aspirations. These Nand Ghars provide safe drinking water, mobile health vans, nutritious meals, toilets and awareness on practices that promote a healthy environment for mothers and their children.

Vedanta also supports India’s ratification of the Paris Agreement on climate change. We are conscious of the need to improve the carbon footprint, as well as to expand renewable and other low-carbon sources of energy.

Across our operations, safety, environment and health come first. We are doing everything we can to ensure that our operations are safe and free of any risks or hazards, employing global best-in-class standards. We are investing in knowledge building and strengthening our team capabilities, so that they are better prepared for the evolving business challenges.

Without doubt, our people play a key role in Vedanta’s march towards continued excellence. In line with this philosophy, through our ‘Internal Growth Workshops’ we promote talent from within the Group’s business and functional pillars into leadership roles. These workshops have to date, identified over 350 new leaders which includes 25% female professionals across businesses, and provided them the opportunity to take up significantly elevated roles.

Vedanta Limited Annual Report 2016-17

Additionally, through the ‘V-connect’ initiative, our 12,000 professionals are anchored by top leaders to communicate the organisation’s vision and growth. This has helped improve employee engagement levels, leading to increased contribution, higher motivation and ultimately, superior performance.

A signatory of the United Nations’ Women’s Empowerment Principles (WEP) - ‘Equality Means Business’, Vedanta practices and promotes equal employment opportunities.

BELIEVING IN INDIA

At Vedanta we believe strongly in India’s growth story, and are proud to be part of the movement to increase manufacturing to 25% of the country’s GDP.

We are conscious of the role that natural resources play in developing India’s infrastructure, and the important part that Vedanta is playing in this development.

There is visible growth across all sectors of the economy, which bodes very well for the resources sector and especially for Vedanta’s commodity portfolio. We are encouraged by reforms including to the Goods and Services Tax (GST), initiatives to develop infrastructure and focus on providing affordable housing. These are all transformative steps, designed to strengthen the country from within and unleash its full economic potential.

One of the most important ingredients of this growth will be Oil & Gas. I believe India’s Oil & Gas appetite is enormous, but greater efforts are needed to encourage exploration in India by global and domestic explorers alike. While the government has made a start, exploration is still not sufficiently incentivised. I look forward to continuing our engagement with the Government of India, to encourage exploration to meet India’s growing Oil & Gas needs.

THE PROMISE OF PERFORMANCE

In 2016-17 we performed well both on volumes and costs. The Indian Zinc operations, Aluminium, Power and Copper all reported record production. Technical efficiencies,

effective re-contracting of mining and maintenance areas, logistics improvements, and better fixed cost absorption all contributed to margin expansion. This, in turn, translated into the highest net income in the last four years for Vedanta. We will continue on this path as we seek to generate higher cash flows and growth from our existing assets.

I am excited about our Gamsberg project in South Africa which is coming into production in the next calendar year, particularly with the zinc concentrate market in deficit.

Vedanta is the largest private producer of oil and gas in India operating about 26% of India’s domestic crude oil production and we remain committed to growing this business under the Cairn brand.

Digitisation is a global trend towards which India is now making rapid strides. We see significant opportunity to use digital technology to harness further efficiencies and manage costs.

We have renewed our programme on vendor optimisation and quality score-carding. This will help us improve our partnerships, which will in turn produce efficiency and cost benefits. We are also focusing on various outsourcing models, using service providers with cutting-edge technology to help improve volumes, recoveries and exploration.

“Eureka” is an open innovation platform to enable people to submit and rate ideas and suggestions openly, towards developing a social innovation community that creates and incubates innovative thinking in a most sustainable manner. Through this platform, our employees are encouraged to share new ideas to streamline operations and reduce wastage.

ROAD AHEAD

We are pleased with our performance in FY 2017 having closed the year with a Q4 EBITDA of Rs. 7,275 Crore. But we are looking forward to a stronger and even more exciting year ahead having further reduced our gross debt significantly in the first 45 days of FY 2018. With the benefits of volume

“Our disciplined capital allocation strategy is underpinned by our existing portfolio of world-class assets and operational excellence to deliver strong and stable cash flows.”

growth from invested capital yet to reach their full potential, coupled with favourable demand-supply dynamics, we believe the Company has the potential to deliver even better.

During the year, we welcomed Larsen & Toubro’s former MD, K. Venkataramanan on our Board. I am confident that Vedanta will benefit from his four decades of experience in large-scale project management and hydrocarbons.

More recently, we have also welcomed on our Board, Aman Mehta, the former Chairman and CEO of HSBC USA and CEO of HSBC Asia Pacific and Priya Agarwal, who has worked with Ogilvy & Mather and Korn Ferry International. Together, they bring further diversity and perspective to Vedanta’s board.

I am thankful to the board members and all members of our leadership team for their continued sound guidance and contribution in making Vedanta stronger and more efficient with each year that passes. I would like to congratulate our committed and hardworking people whose innovation and initiatives have contributed to the Company’s growth and sustainability.

I would also like to thank Tom Albanese for his brilliant stewardship of Vedanta for the past three-plus years as his contract comes to an end and he has decided that this is the right time to rejoin his family in the US. He will be with us until August 2017. We are in the process of identifying, and will soon announce, a suitable successor.

I am confident about the future we are building here at Vedanta at this very exciting time, not only for the Company and its stakeholders, but also for India’s growing economy.

Navin Agarwal

Chairman

11

stronger. smarter. sustainable.	COMPANY OVERVIEW

CEO’S STATEMENT

DEAR SHAREHOLDERS,

FY 2017 has truly been a transformative year for Vedanta and its stakeholders. The merger with Cairn was the most significant event for the year and has helped make the group structure simpler and capital allocation more efficient. The strong approval of all sets of shareholders and the necessary regulatory permissions helped tie together the efforts of the past two years.

We ended FY2017 reaping the benefits of our collective efforts during and after FY2016, by reporting strong EBIDTA and free cash flows. Our strategic focus to ramp up production across the portfolio namely in zinc, aluminium, power and iron ore businesses throughout the year, has strengthened revenue growth. Record production levels of zinc and aluminium were well-timed in an environment of strong supply side pressures on both commodities.

Our culture of cost management also stood us in great stead throughout the year. Overall, our performance is the outcome of a holistic focus on innovation, optimisation of high-quality assets, low-cost operations and sustainable development. Of course, the tailwind of an improved commodity price scenario, specifically in our commodity basket helped immensely.

FY 2017 was also the year when we returned record dividends to our shareholders. Further, the Vedanta Limited stock mirrored our strong operational performance. The new dividend policy announced in May 2017 is a step further in our resolve to return value to our shareholders.

DISCIPLINED APPROACH AMID VOLATILITY

The macro-economic environment during the year continued to witness volatility; and there was widespread concern over whether China would be able to manage its growth aspirations. Continued efforts at financial reform and fiscal stimulus in China have raised hopes that China is likely to witness stronger than expected growth in the medium term. In addition, continued improvement in the US economy and strong consumer confidence in the UK after the Brexit

“The merger with Cairn was the most significant event for the year and has helped make the group structure simpler and capital allocation more efficient.”

vote show that the global economy is on the road to stability. However, I must emphasise that geopolitical uncertainties will continue to create headwinds for businesses across the world.

2016 was the first time in about five years that commodity markets improved towards the end of the year. I am confident that as long as global businesses remain disciplined in capex, we can expect to see continued progressive tightening and a buoyant market environment continuing for the next several years.

Ever since we began our journey, our approach has been to remain disciplined, and keep our balance sheet robust and resilient. As a part of our overriding agenda on discipline and fiscal prudence, we are continuing our cost-optimisation initiatives. Such a strategy has been the key driver of our performance during the year. We see significant opportunities for cost savings, going forward, particularly in areas of plant optimisation, delivery, logistic and supply chain. Our cost reduction initiatives continue to be a collective effort, strengthened by the ideas and execution capabilities of our large Vedanta family.

STRONGER, SMARTER, SUSTAINABLE

The resilience we showed last year has produced encouraging outcomes this year. Our core strategy revolves around having low-cost operations, allowing us to generate positive cash flows at even the most difficult parts of an economic cycle. We attempt to stay at the lowest end of the cost curve through our efforts and our results strengthen our resilience.

During the year, we ramped up the new Gamsberg project, which given the state of the zinc markets, now appears very timely. Going forward, we expect a modest escalation in our capex programme, as we begin to explore opportunities to increase our zinc and oil and gas businesses

Our focus continues to remain on maintaining strong credit metrics and using our strong free cash flows to drive further reduction in gross debt. We will only invest in high return projects in our existing businesses. For us, each investment proposal passes through a rigorous test to achieve a hurdle rate criterion.

Our efforts are yielding a solid return in innovation, across multiple cost saving programmes, such as Eureka, the details of which are captured elsewhere in this report. All our actions are focused towards creating a more sustainable enterprise. Besides business performance, we are making significant investments in community engagements and maintaining a best in class environmental performance record.

DOMESTIC LANDSCAPE

India has emerged as the world’s sixth largest manufacturing country, rising from the previous ninth position, and thus retaining its bright spot in the global economic landscape. The country’s economic fundamentals continue to be strong; and I believe the ‘Make in India’ initiative and Smart City project will continue to drive metals and energy demand. We can already see the positive impact of ‘Make in India’ playing out in the auto sector, which is emerging as one of the most vibrant in the world today, with wide-ranging innovations.

12

Vedanta Limited Annual Report 2016-17

Interestingly, many states are also focusing on their own smart city development. If we match that with the demographic advantage of millions of hard-working and aspiring Indians entering the workforce every year, it would lead to significant improvements in sectors, such as manufacturing, infrastructure, urban development, housing and consumer goods. Therefore, we are anticipating a humongous demand upsurge for metals and energy and we are equipped to help address the demand spectrum as a diversified natural resources powerhouse.

I am also impressed by the Government of India’s focus on greater digitalisation and formalisation of the economy. These are enablers for strong and sustainable growth.

We also see ourselves staying at the forefront of digitalisation in mining, which is only just beginning. Vedanta is inspired to be a part of India’s growth story with a portfolio of high-quality assets and a strong focus on value creation even in a volatile business scenario.

LICENCE TO OPERATE

Health and safety continue to be a high priority for us and we are committed to protect and preserve our licence to operate. You must be aware that we are leading a ‘Zero Harm’ culture across the organisation and we will continue to strengthen our strategy of responsible stewardship.

I am deeply saddened by five tragic fatalities that we recorded in FY2016-17. Such outcomes are unacceptable at our sites, and we remain determined as ever to create a safer workplace for all. I can assure you that there has been a noticeable improvement in not only our safety approach, but certainly the numbers related to our safety performance.

OPERATIONAL EXCELLENCE

We continue with our production ramp-up across much of the portfolio in India. We have achieved record annual production of aluminium, power, zinc, silver and copper as a part of our domestic operations. We had record production of zinc both in mined metal and in terms of silver. In our projects, we are well on our way to achieving the 1.2 MT of mined metal capacity in fiscal year 2020.

The Aluminium ramp up during the year has helped us exit FY 2017 at a run rate of 1.4MT, nearly 40% increase compared to our FY 2016 exit run rate. While we recognise that these improvement was not as smooth or as great as we hoped, being stalled by power interruptions and other events, we have run diagnostics to understand the issues and learn from them. We are confident that despite these challenges, we are making strong progress towards our total production capacity of 2.3 MT for aluminium.

During the year, we successfully commissioned our TSPL unit in Punjab and finished the year with its business contributing improved earnings and cash flow overall. We have also been steadily ramping up our power load factor (PLF) in BALCO and Jharsuguda. Most of our power is captive and by ramping up our capacity, we are providing more power at competitive rates to the Indian consumer.

In Oil & gas, our core fields continue to deliver along expected lines with gross production across the assets for the year at 190,000 boepd. Our Mangala EOR continues to deliver strong performance with Q4 FY’17 volumes at 56,000 bpd. Continued reservoir management practices and production optimisation helped deliver steady production from water flood operations across fields. The Rajasthan assets also recorded excellent plant uptime of over 99% during the year.

In iron ore, we achieved 2.6 million tonnes of the additional production capacity granted in Goa. We are pleased that mining ban is a thing of the past and we have been ramping up our production to the extent allowed within the court-imposed mining cap in Goa. We continue to be engaged with respective state governments and the courts for allocating a higher limit.

At Zinc International, our Gamsberg project is on track to commence production in mid CY 2018. At our Namibia operations, the Skorpion pit extension is underway. We have started mobilising for the pit layback in April 2018 with ore extraction expected by the third quarter of fiscal year 2018. This has the potential to increase mine life by three years.

WAY FORWARD

Our best days are ahead of us as the commodity markets improve, largely driven by supply-side constraints. However, we must be prepared

“Our strategic objectives remain the same. We will continue to strengthen our operations, optimise the utilisation of our assets and strengthen the balance sheet. Not just that, we will also build our reserves and resources, simplify our business structure and protect and preserve our licence to operate.”

for volatility in an uncertain global business landscape. We will focus on safely increasing production, optimising costs, engaging in disciplined capex and leveraging technology to run the business better.

Our strategic objectives remain the same. We will continue to strengthen our operations, optimise the utilisation of our assets and strengthen the balance sheet. Not just that, we will also build our reserves and resources, simplify our business structure and protect and preserve our licence to operate.

Before I conclude, I would like to emphasise on the fact that Vedanta Limited continues to be a compelling investment case. We have a large and diversified commodity mix, geared to base metals and oil, and ideally placed to achieve sector-leading production growth. Moreover, we have a low- cost production profile with most businesses in the lowest cost quartile and most of our assets capable of generating positive free cash flow even at low commodity prices. We also have the strongest balance sheet among the Indian and global peers with the net debt-to-EBITDA ratio of 0.4 and gearing of 9%.

This is my last communication to you as CEO, before I hang up my helmet. It has been a most exciting and eventful journey, with many cherished moments. For that, I have only gratitude to offer to every member of the Vedanta Team, our Board and all our stakeholders.

I have always believed that India will act as a powerful growth catalyst for a sluggish global economy, and my years in India have only reinforced that belief. Vedanta is committed to contribute to India’s socio-economic prosperity as a stronger, smarter and a more sustainable organisation.

Tom Albanese,

Chief Executive Officer

13

STRONGER. SMARTER.

SUSTAINABLE.

Our resilient performance against the odds of a downturn in the commodity cycles in FY16, has enabled us in emerging as an organisation, which is:

Stronger

•	With a strong financial position and operational performance

Smarter

•	With a renewed approach to innovation, technology and production

Sustainable

•	With sustainability at the core of our business strategy

Improving quality of life for communities

Vedanta Limited Annual Report 2016-17

STRONGER, SMARTER, SUSTAINABLE

Our astute understanding of natural resource operations and years of experience in the commodities markets have helped us secure market leadership in several of our business segments, both in terms of production growth and cost savings. The resurgence of commodities market downturn and our business restructuring have further reinstated the trust of our Shareholders — transforming us into a “Stronger” entity.

We have always been foresighted and stayed ahead in the technology curve in our businesses. Leveraging our Innovation and Technology capabilities, we are exploring all possibilities of fast pacing our processes and increasing our efficiencies. We are also exploiting every opportunity to use technology for our Sustainability agenda. We believe the company is ”Smarter”.

We believe our social and environmental performance are integral to our core business activities. As a leader in the Natural resources sector, we are pro-active in incorporating all possible environmental conservation and enhancement measures. We believe in building long-term relationships with the communities we operate in. We are committed to be a truly “Sustainable “ entity.

Total Shareholder Returns                       (%)

LTIFR (per million man-hours worked)

Note: ICMM 2014 methodology adopted form FY2016 onwards

Water consumption and recycling rate   (%)

Note: Increase in consumption is due to ramp up in the businesses

15

STRONGER

COST-SAVINGS PROGRAMME

US$712mn

CUMULATIVE SAVINGS

The foundation of our Strong financial position is laid upon a sharp focus on production growth and capacity maximisation, disciplined capital allocation and focus on FCF, deleveraging, cost-savings, a strategic outlook for ‘long-term shareholder value creation’ while continuing to strengthen the balance sheet and simplification of organisational structure.

We emerged from the cycle, a stronger entity, well positioned to reap the benefits.

We had record productions in most of our segments and we continue to focus on the safe ramp-up of our assets. We are focused on ramping up our existing capacities and a disciplined ramp-up of production across our zinc, aluminium, iron ore and power businesses is delivering significant growth. We are generating increasing free cash flow, and with relentless focus on costs and managing working capital, we are deleveraging our balance sheet. We have announced our Dividend policy which demonstrates our commitment to providing strong returns to shareholders.

Vedanta Limited Annual Report 2016-17

All our manufacturing operations constantly try to achieve optimum operational efficiencies. This helps us attain significant cost-savings and increased efficiencies. We have achieved cumulative savings of US$712 mn as a part of our cost savings programme and are progressing ahead of original plan to achieve cost savings of 1.3 bn by H1 of FY 2019. In all our businesses, we are at the 1st or 2nd quartiles of the cost curves. Our net debt and net gearing remain low. Reflecting the strong performance and pro-active balance sheet management, long term rating of the company was recently upgraded in April 2017 from AA-/Positive to AA / Stable, second rating action in the last 3 months.

CAIRN MERGER - BENEFITS OF RESTRUCTURING

One of the key strategic priorities of Vedanta Limited has been simplification of the group structure.

The merger has significantly transformed the company and its capital structure. We achieved a market capitalisation of c. US$ 14bn, with inclusion in India’s premier index – the Nifty 50 from May 26th. There has been increase of almost 70% in our free float to US$ 7 Billion. The new diversified portfolio will help de-risk the earnings volatility and will drive stable cash flows though business and commodity price cycles. This will also offer greater financial flexibility to allocate capital to highest return projects, consequently it will lead to superior shareholder returns.

We are generating increasing free cash flow, and with relentless focus on costs and managing working capital, we are deleveraging our balance sheet.

17

SMARTER

EUREKA – A REPOSITORY OF

1200+

IDEAS IN A YEAR

Digitalisation of the mining industry is gaining traction and Vedanta is capitalising on India’s leading position and expertise in information technology.

Building on two of our core values of entrepreneurship and innovation, during the year we have stepped up our efforts to discover and implement new, innovative and disruptive technologies through the introduction of new systems and incentive programmes.

From assessing mineral deposits, cost management, ensuring worker safety to addressing environmental imperatives, advanced technologies and innovative practices hold the key to value creation for our business. With a foresighted and pro-active approach to technology upgradation and organisational change, we have flourished even in difficult economic situations.

We are evaluating some of the most forward-looking projects in the field of mining, exploration and production.

We believe, to nurture innovation, a cross functional and multi-disciplinary approach to technology design is needed. And crowd-sourcing of ideas has always proven to be very effective in bringing several ideas together. This also encourages entrepreneurial skills and creativity among the employees.

Vedanta Limited Annual Report 2016-17

We believe, to nurture innovation, a

cross functional and multi-disciplinary

approach to technology design is

needed.

CASE STUDY

CREATING WEALTH OUT OF WASTE

Finding 50,600 tonnes of Galena out of waste; resulting in production of 1,323 tonnes of metal and 1,246 kgs of Silver generating a net revenue of Rs. 10.94 Crore.

As, Rampura Agucha Open Pit mine is at a development stage, the ore supply has not been sufficient to meet the production target. This challenge was overcome with an innovative solution from our team of experienced Geologists. The solution lied in “Finding value out of waste”.

Typically, in a mining operation huge amounts of mining waste is generated which contains minerals. Our team went through the samples of the geological data for finding Galena, in the waste. The team prepared sections of Galena based on the explored data, calculated volumes and undertook feasibility study. An estimated 50,600 tonnes of Galena with Lead content of 3.05% was finally found. Galena excavation blocks were prepared, marked with fluorescent paints and a separate area was demarcated for stacking of enriched Galena ore.

The team ensured that during all these activities there is no hampering of mining operations.

The team’s continuous efforts paid results. The enriched Galena of 46,289 tonnes was fed to beneficiation plants and treated as per schedule. 1,323 tonnes of metal and 1,246 kgs of Silver was recovered during Q1 & Q2 and early part of Q3 thus generating a net revenue of Rs. 10.94 Crore out of waste.

“EUREKA” – TRANSFORMING THE CULTURE FOR INNOVATION

“Eureka” – our pioneering effort to encourage the culture of Innovation, is an open platform to enable all our employees to submit and rate ideas and suggestions. The programme has been launched with a corpus of Rs. 200 Crore in 2016. The focus areas of this programme are:

•	Improving business processes that reduce cycle time

•	Exploring opportunities for SAP- based technologies to enhance automation

•	Improving production methods to increase efficiency and quality

Within a year of its implementation, Eureka has already turned out to be a repository of 1200+ ideas, which are continuously being evaluated and are getting shortlisted for implementation across all our operations. To keep the creativity and passion for innovation alive, we have planned incentives for our employees every quarter.

Since its inception several contests for idea generation were conducted - ‘Waste to Value’, a drive to minimise waste and finding possibilities of reusing, recovering and recycling the waste, ‘Ease of Doing Business and Reduce Cycle Time’, a contest focused towards finding new ways to optimise processes, improve production methodology and core technology and ‘Finance 2.0’, a campaign targeting improvement of analytics, processes and capabilities of the Finance functions.

19

SUSTAINABLE

SOCIAL INVESTMENT	ENERGY SAVINGS (GJ)

R110 Cr.	0.35 mn

IN FY 2017	IN FY 2017

In our diversified natural resources company, sustainable development is at the heart of our growth strategy. We are committed to build a Sustainable business which not only caters to stakeholder needs but also builds relationships with all its stakeholders, creating long-term Value.

Our corporate Sustainability Framework is aligned to international standards of UNGC, IFC, ICMM and OECD guidelines. And the Vedanta Sustainability Assurance Program (VSAP) is used to monitor the effectiveness of sustainability framework implementation at a group level. Based on Stakeholder Engagement and materiality assessment process we identify material sustainability issues for the business and our stakeholders. Initiatives to manage these issues are integral to our business processes. Health & Safety, Water management, Energy and Carbon management, Biodiversity management are identified as material EHS issue to the business.

Biodiversity

Vedanta Limited Annual Report 2016-17

Creating and maintaining a Zero

Harm culture is our aim as well as

our call to action.

CASE STUDY

DEVELOPMENT PRESERVING BIODIVERSITY

Gamsberg Mine: Biodiversity Conservation

A critical feature of Gamsberg’s development is its approach to biodiversity. The project is being developed in a designated biodiversity “hotspot” – one of the four in South Africa. The mine is located in the Succulent Karoo Biodiversity hotspot which is home to more than 6,000 species of plants, (40% of which are only found here) and also hosts 250 birds, 80 mammals and 32 reptile and amphibian species.

At a project like the Gamsberg mines, which ensures rich economic returns, we have taken a whole host of initiatives to preserve and conserve the biodiversity value of the location. An EMP (Environmental Management Programme) and a BMP (Biodiversity

Management Plan) are used to monitor and to guide the construction phase, so that we adhere to the Environmental footprint. During the mine rehabilitation, we plan to use the endemic plant species which belong to the Succulent Karoo biome.

The biodiversity management plan entails a step wise approach of: Avoid by looking for alternative infrastructure to minimise impact, such as adjusting siting of processing plants ad roads.

Minimising Impacts through the use of lining for mine tailings ore fencing.

Remedy by translocating sensitive species (almost 77,000 plant species).

Offset with the objective of ‘No Net Loss’ – through the identification of locations with similar biodiversity features.

SOCIAL LICENCE TO OPERATE

In FY 2017, we invested Rs. 110 Crore in social development benefiting c.2.2 mn people. Our social development initiatives address some of the key issues of education, healthcare and women empowerment. We made 71 Model ‘Nand Ghar’ (signature project of Vedanta) operational in terms of Health, Education and Women Entrepreneurship. Our CSR outreach spans 576 core villages and 1,142 peripheral villages, located around our operations.

ENVIRONMENT INITIATIVES

For the environmental priorities arising from the materiality process, we have developed specific objectives and targets, and review performance against these issues on a periodic basis.

Energy

In FY 2017, we saved 0.35 million GJ of energy. In spite of our capacity enhancements and increased energy demand. We have set for ourselves an ambitious target of 0.87 million GJ energy savings in FY 2018. We focus on energy efficiency as well increasing dependency on Renewable Energy. 16 out of our 42 operations received the ISO 50001 certification.

Climate Change

Headed by CEO Power, our ’Carbon Forum’ directs Vedanta’s climate mitigation strategy aligning it with the respective governments’ Nationally Determined Contributions, which outline the national commitment towards climate mitigation and lay out the roadmap for actions.

Water

Water is a key natural resource on which our operations are dependent and as per our Water Policy and management standard, we focus on optimising water use, by recycling and reusing it. In FY 2017, we recycled about 27% of our total water consumption.

Safety

Creating and maintaining a Zero Harm Culture is our aim as well as our call to action. We have a comprehensive Group level HSE policy in place.

In 2016-17, our Lost Time Injury Frequency Rate (LTIFR) was at 0.4. We have conducted 968,625 man-hours of safety training with 100% coverage of periodical medical examination

Biodiversity

Managing Biodiversity of the location where we operate is a precursor to all our operations. Our Biodiversity Policy and management programme is developed to avoid, minimise or compensate the loss of biodiversity

Since its closure in 2015, at our Lisheen mine site, we have a vision to establish a ‘Bio-economy Campus’.

The Tailings Management Facility has been turned back into productive agricultural land and successful animal trials have been approved by the Irish Department of Agriculture.

21

stronger. smarter. sustainable.	COMPANY OVERVIEW

BUSINESS MODEL

KEY INPUTS

1.	Natural resource

•	We source responsibly and use natural resources efficiently with all our operating sites are ISO 14001 certified

•	We leverage our expertise in exploration activities with best-in-class assets while preserving growth options

•	US$ 46 Mn environmental investment was made in 2016-17

2.	Robust financials

•	We generate high returns for our shareholders through disciplined capital allocation

•	We strongly emphasise on FCF, capex optimisation and cost savings programmes

•	Capex spent for FY 2016-17 at US$ 0.7 bn against original guidance of US$ 1 bn

3.	Diverse workforce

•	60,197 employees being provided necessary training and skill development programmes

•	9,68,625 man-hours training deployed in FY 2016-17

4.	Cutting-edge technology and innovation

•	We are strengthening the Company with our business experience and insight

•	Rs. 200 Crore investment was made towards innovation and technology forum Eureka, aiding people to come up with new ideas for business development

5.	Enhancing relationships

•	Rs. 110.04 Crore contributed towards community development

•	We are building and nurturing relationships with our customers and suppliers

•	Our regular engagement with shareholders is imperative

•	We partnered with governments to achieve local and regional development goals through investment and

WHAT WE DO?

EXPLORE	DEVELOP	EXTRACT

1.	EXPLORE

We invest selectively in exploration and appraisal to extend mine and reservoir life.

2.	DEVELOP

We develop world-class assets, using the latest technology to optimise productivity.

3.	EXTRACT

We operate low-cost mines and oil fields, with a clear focus on safety and efficiency.

WHAT DIFFERENTIATES US?

6th largest diversified resources company, globally.

Ideally positioned to capitalise on India’s growth and natural resource potential.

Only global player with significant operations, expertise and majority sales in the Indian market.

22

Vedanta Limited Annual Report 2016-17

PROCESSING	MARKET	RESTORING

4.	PROCESSING

We focus on operational excellence and high asset utilisation to deliver top quartile cost performance and strong cash flow.

5.	MARKET

We supply our commodities to customers in a wide range of industry sectors from automotive to construction, from energy to consumer goods.

6.	RESTORING

We manage our long-life assets as effectively as possible and return them to a natural state at the end of their useful mine life.

Low cost producer having competitive cost base, hence surviving through and generating FCF in low commodity cycles.

Committed to ‘social license to operate’, which is an integral part of the core business strategy.

HOW WE CREATE VALUE?

Shareholders

•	Rs. 7,099 Crore dividend paid in 2016-17

•	205% total shareholder return in FY 2017

Government

•	Supporting the country’s focus on economic growth

•	Rs. 40,000 Crore contribution in terms of dividends, taxes and royalties

Employees

•	Rs. 2,339 Crore total remuneration, wages and incentives paid

•	18% women workforce compared to 15% in FY 2015-16

•	5.34% attrition rate

•	0.40 LTIFR

Community & Society

•	2.18 million beneficiaries

•	576 core and 1,142 peripheral villages outreached by the group’s CSR department

•	71 operating Nandghars

•	17,091 youths received vocational skills training during the year

Environment

•	27% water recycled

•	51% High Volume and Low Effect waste recycled

23

stronger. smarter. sustainable.	COMPANY OVERVIEW

STRATEGY FRAMEWORK

STRATEGIC PRIORITIES	Production Growth	Deleveraging the Balance Sheet

WHAT WE SAID WE WOULD DO	Disciplined ramp-up of new capacities for aluminium, power and iron ore businesses Zinc: ramp-up volumes from Rampura Agucha underground mines Develop Gamsberg project in South Africa	Reduce net debt Continued optimisation of opex and capex Realise US$ 1.3 bn of procurement and marketing synergies over four years Continued discipline around working capital

WHAT WE ACHIEVED IN FY 2017	Record production at several operations Significant ramp ups at aluminium, iron ore and power Gamsberg project is on track for first production by mid-2018

Gross debt reduced by Rs. 4,115* Crore

Strong FCF of Rs. 13,312 Crore

Achieved cumulative savings of US$ 712 mn in last 2 years with US$ 462 mn in FY 2017

*  Excluding HZL Temporary short-term borrowing (Rs. 7,908 Crore.) for dividend payment

FOCUS AREAS FOR FY 2018	Continued production ramp up Progress towards production at Gamsberg Continue to improve business efficiencies	Efficiently refinance upcoming maturities, lower interest costs Shareholder returns: Dividend policy announced

24

Vedanta Limited Annual Report 2016-17

Simplification of Group Structure	Protect and Preserve License to Operate	Identify Next Generation of Resources

• Work towards Vedanta limited - Cairn merger	• Achieve zero fatal accidents • Continue expanding our CSR outreach	• Disciplined approach to exploration • Continue to enhance our exploration capabilities: dedicated exploration cell formed

• Completed merger with Cairn India	• Decline in fatal accidents and LTIFR • Almost 2.2 mn beneficiaries of community initiatives • 71 operating Nandghars	• Zinc India: net addition of 14.5 mt to Reserves and Resources

• Realise benefits of the Vedanta Ltd. – Cairn India merger

•       Implement best practices for Zero Harm, Zero Discharge, Zero Waste

•       Constituted carbon forum, laid by CEO Power business to manage GHG emission for the business

•       Expand the Company’s flagship CSR programme, Nandghar, to all our businesses

• Leverage expertise of central mining exploration group • Optimise oil exploration activities, while preserving growth options

25

stronger. smarter. sustainable.	COMPANY OVERVIEW

KEY PERFORMANCE INDICATORS

GROWTH

REVENUE

Revenue represents the value of goods & services provided to the third parties during the year.

CASH & LIQUID INVESTMENTS

Cash and liquid investments represent the most liquid assets found within the asset portion of the Company’s balance sheet. Cash equivalents are assets that are readily convertible into cash.

EBITDA

Earnings before interest, tax, depreciation and amortisation (EBITDA)is a factor of volume, prices and cost of production.

This measure is calculated by adjusting operating profit for special items, and adding depreciation and amortisation.

Revenue	(in Rs. Cr.)

In FY 2017, Revenues were up by 12% y-o-y at H 71,721 Crore. The increase was driven by ramp- up of capacities at Aluminium & Power business; recommencement of operations at Iron Ore and improved commodity prices.

Cash & Liquid Investments	(in Rs. Cr.)

The Company continued to have strong cash and liquid investments towards debt related mutual funds, bank deposits and bonds.

EBITDA	(in Rs. Cr.)

EBITDA for the year was up by 41% at Rs. 21,437 Crore. The increase was on account of volume ramp-up at Aluminium & Power; recommencement of operations at Iron Ore; cost efficiencies across businesses and improved commodity prices

26

Vedanta Limited Annual Report 2016-17

LONG-TERM VALUE

ROCE

This is calculated on the basis of operating profit before special items and net of tax as a ratio of capital invested in operations as at the balance sheet date. The objective is to earn a post-tax return above the weighted average cost of capital consistency. Effective Tax Rate is calculated excluding the impact of dividend distribution tax outflow.

ROCE (in %)

Capital Employed for FY 2017 is adjusted for the impact of dividend paid by Hindustan Zinc & Vedanta Limited in Apr ’17. In FY 2017, ROCE was at 14.4% compared to 7.4% in previous year.

EPS

EPS (Earning per share before exceptional items and DDT) — This represents the net profit attributable to equity shareholders and it stated before exceptional items and their attributable tax (including taxes classified as special items), DDT and minority interest impacts. By producing a stream of profits and EPS we will be able to pay a progressive dividend to our shareholders.

EPS (in Rs.)

EPS for FY 2017 & FY 2016 is adjusted for the impact of dividend distribution tax outflow. Excluding the impact of special items (net of tax) and dividend distribution tax outflow, the EPS was Rs. 24.70 in FY 2017

DIVIDEND

Dividend per share is the total of final dividend recommended by the board in relation to the year and interim dividend paid out during the year.

Dividend (in Rs.)

SUSTAINABLE DEVELOPMENT

LTIFR

The Lost Time Injury Frequency Rate (LTIFR) is the number of lost-time injuries per million man-hours worked. This includes our employees and contractors working in our operations and projects.

LTIFR

We are progressing well towards creating a Zero Harm culture. This year we have launched leadership coaching programme “making better risk decision” for our line leaders and we believe that has helped us in achieving significant improvement in LTIFR performance over last year.

GENDER DIVERSITY

The percentage of women in the total permanent employee workforce.

Gender Diversity (in %)

We believe in providing equal opportunities to men and women. During the year we continued our special drives to provide career advancement for women, including planned rotation through corporate functions which led to increase in the ratio of female employees to 9.1% of total employees as compare to 9.0% last year.

CSR FOOTPRINT

Total number of beneficiaries through our community development programmes across all our operations.

CSR Footprint (in millions)

Our CSR programs and community investment helps us in earning our license to operate. We have been continuously strengthening our CSR and community investment programmes with objectives to align strongly with business imperatives and community needs.

stronger. smarter. sustainable.	COMPANY OVERVIEW

BOARD OF DIRECTORS

NAVIN AGARWAL

Executive Chairman

Mr. Agarwal is associated with the Group from its founding days. He has over 25 years of strategic management experience within the group and is widely credited for creating a culture of business excellence delivering superior benchmark performance. Mr. Agarwal pursues a vision to partner India’s journey for industrial regeneration and socio-economic well-being through the Company’s sustainable approach and value-focused strategy. He seeks to leverage the potential of India’s natural resources sector. He plays a key role in the strategic and governance framework of the Vedanta group and has led the growth of the Company, through organic projects, as well as, acquisitions.

THOMAS ALBANESE

Whole-Time Director & Chief Executive Officer

Mr. Albanese brings a wealth of mining experience of around 40 years. He was appointed as Co-Chair of the Confederation of Indian Industry (CII) National Committee on Mining in 2016 and continues to Co-Chair the committee for the year 2017–18. He was conferred with the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award, for his dedication, knowledge, leadership and inspiration to his peers in the mining industry. He holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

TARUN JAIN

Whole-Time Director

Mr. Jain has over 34 years of experience in the corporate finance, audit and accounting, tax, mergers and acquisitions and corporate secretarial function. He is responsible for our strategic financial matters, including corporate finance, corporate strategy, business development and mergers and acquisitions. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India, a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

28

Vedanta Limited Annual Report 2016-17

G.R. ARUN KUMAR

Whole-Time Director & Chief Financial Officer

Mr. Arun Kumar has over 22 years of experience at global multinationals Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time. He is a Fellow Member of the Institute of Chartered Accountants of India.

NARESH CHANDRA

Independent Director

Mr. Chandra, Padma Vibhushan Awardee in 2007 by the President of India, has served as India’s Ambassador to the United States of America and was the Cabinet Secretary to the Government of India. Mr. Chandra, a reputed administrator and diplomat, has held various senior positions such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Gujarat and Chief Secretary to the Government of Rajasthan. Mr. Chandra is a post graduate, Master of Science in Mathematics from Allahabad University and a retired officer of the Indian Administrative Service.

LALITA D. GUPTE

Independent Director

Ms. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of project finance, leasing, planning and resources and corporate banking. She is the former Joint Managing Director of ICICI Bank and was the Chairperson of ICICI Venture Funds Management Company Limited till October 2016. Ms. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in management studies. She did her advanced management programme from INSEAD.

RAVI KANT

Independent Director

Mr. Kant brings with him experience of around five decades. He is an Hon Industrial Professor at the University of Warwick, the U.K., a Distinguished Professor at Indian Institute of Technology, Kharagpur and a visiting Leader at China Europe International Business School, Shanghai. He served as the Managing Director and Vice Chairman in Tata Motors. He is the Chairman of the Indian Institute of Management, Rohtak and Indian Institute of Information Technology, Allahabad. He had completed his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008.

K. VENKATARAMANAN

Independent Director (effective, April 1, 2017)

Mr. Venkataramanan brings with him four decades of experience. He was CEO & Managing Director, Larsen & Toubro Limited (L&T) from April, 2012 and also served on the L&T Board from May, 1999 until his retirement in September, 2015. He has spearheaded L&T in the world of E&C, strengthened every aspect of EPC value chain and transformed L&T to one of the respected names in the global EPC fraternity. He is a graduate in Chemical Engineering from Indian Institute of Technology, Delhi. He is also a distinguished alumini awardee from IIT Delhi.

AMAN MEHTA

Independent Director (effective May 17, 2017)

Mr. Mehta has over 39 years experience in various positions with the HSBC Group from where he retired in January 2004 as CEO Asia Pacific. Mr. Mehta occupies himself primarily with corporate governance, with Board and advisory roles in a range of companies and institutions in India as well as overseas. Formerly, he has been a Supervisory Board member of ING Group NV and a Director of Raffles Holdings, Singapore. He is also a member of the governing board of the Indian School of Business, Hyderabad and a member of the International Advisory Board of Prudential of America. Mr. Mehta is an economics graduate from Delhi University.

PRIYA AGARWAL

Non-Executive Director (effective May 17, 2017)

Ms. Agarwal brings with her experience in Public Relations with Ogilvy & Mather and in Human Resources with Korn Ferry International, Vedanta Resources and HDFC Bank and in Strategic Planning with Rediffusion Y&R. She has done B.Sc. Psychology with Business Management from the University of Warwick in the UK.

ANURADHA DUTT

Independent Director (till March 31, 2017)

Ms. Dutt, an eminent lawyer and a prominent member of the legal fraternity, has over 34 years of experience in corporate, commercial and tax litigation matters of national and international prominence and has made significant contributions to the laws and policies of India through her zealous representation of clients in landmark cases. Beyond the field of law, Ms. Dutt has played a vital role in bringing Women’s cricket to national and international prominence and continues to contribute to Women’s cricket as a Convener of Women’s Cricket, Delhi & District Cricket Association. Ms. Dutt has completed her Masters of Law from Columbia University, New York, USA, Bachelors of Law from Delhi University and Bachelor of Arts (Honors) in History from St. Stephens’ College, Delhi University.

29

stronger. smarter. sustainable.	COMPANY OVERVIEW

EXECUTIVE COMMITTEE

The Executive Committee oversees the implementation of the Group’s strategic initiatives which are set by the Board. It is led by Mr. Thomas Albanese, our CEO and Whole Time Director, Vedanta Limited comprises of the Executive Chairman, Mr. Navin Agarwal and the following members of senior management:

TARUN JAIN

Director of Finance and Whole Time Director, Vedanta Limited

Mr. Jain is a Whole-Time Director of Vedanta Limited. He joined the Group in 1984 and has over 34 years of executive experience in finance, audit, accounting, taxation, mergers and acquisitions and company secretarial functions. He is responsible for the Group’s strategic financial matters including corporate finance, corporate strategy, business development and mergers and acquisitions.

Mr. Jain also serves on the board of Bharat Aluminium Company Limited, Sterlite (USA) Inc and was a director of Cairn India Limited until its merger with Vedanta Limited.

Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a fellow of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

ARUN KUMAR

Chief Financial Officer and Whole Time Director, Vedanta Limited

Mr. Kumar was appointed as Vedanta’s Chief Financial Officer on September 30, 2016. Prior to this, he was Executive Vice President, Finance & Deputy Chief Financial Officer. Mr. Kumar joined the Group in 2013 as chief financial officer of Vedanta’s Aluminium & Power business. He has over 22 years of senior executive experience in finance having worked in companies such as General Electric and Hindustan Unilever Limited. Prior to joining the Group, Mr. Kumar was the Chief Financial Officer — Asia Pacific (Appliances and Lighting) for General Electric, based out of Shanghai.

He has a Bachelor of Commerce from Loyola University, Chennai and is a fellow member of the Institute of Chartered Accountants of India.

DESHNEE NAIDOO

Chief Executive Officer, Zinc International

Ms. Naidoo joined the Group in 2014 and is currently the Chief Executive Officer of Zinc International and CMT since February 2015. Ms. Naidoo has over 20 years of experience in the natural resources industry, including platinum, thermal coal, manganese and zinc. Prior to joining the Group, Ms. Naidoo held various senior and executive roles at Anglo American such as the strategic long-term planning manager, corporate finance manager and deputy head of the CEO’s office. She was appointed as the CFO of Anglo American Thermal Coal in 2011, where she managed thermal coal and manganese across South Africa, South America and Australia.

Ms. Naidoo holds a Bachelors degree in Chemical Engineering from the University of Natal and Certification in Finance and Accounting from the University of Witwatersrand, Johannesburg.

30

Vedanta Limited Annual Report 2016-17

DILIP GOLANI

Director, Management Assurance

Mr. Golani joined the Group in April 2000 and currently heads the Group’s Management Assurance function. He has over 25 years of operational experience and previously headed the Sales and Marketing function at Hindustan Zinc Limited and the Group Performance Management function. Prior to joining the Group, Mr. Golani was a member of Unilever’s corporate audit team responsible for auditing the Unilever group companies in Central Asia, Middle East and Africa region. He was also formerly responsible for managing the operations and marketing functions for one of the export businesses at Unilever India and has worked at Union Carbide India Limited and Ranbaxy Laboratories.

Mr. Golani has a degree in mechanical engineering and a post graduate degree in industrial engineering and management from NITIE.

M. SIDDIQI

Group Director, Projects

Mr. Siddiqi joined the Group in 1991 and having risen through various operational roles has 40 years of industry experience. He was formerly chief executive officer, Aluminium and led the setting up of the Group’s large aluminium and power projects including BALCO smelters and captive power plants. He also played a key role in setting up the Group’s copper smelter at Tuticorin and copper refinery at Silvassa. Prior to joining the Group, Mr. Siddiqi held senior positions in Hindustan Copper Limited.

Mr. Siddiqi has a mechanical engineering degree from the Indian Institute of Technology, New Delhi and a PG Diploma in Management from AIMA, New Delhi.

PHILLIP TURNER

Head — Group Health, Safety, Environment and Sustainability

Mr. Turner joined the Group in September 2014 and currently heads the Group HSE and Sustainability function. Mr. Turner has over 35 years’ of experience within mining, heavy engineering and manufacturing organisations. He was previously General Manager Risk & Sustainability of JK Tech. He has also held a number of senior corporate and operational roles at Rio Tinto in Australia, Canada and the UK including responsibility for HSE and sustainability assurance. Mr. Turner has held senior roles at mining company, North Limited and at BHP Petroleum’s offshore operations.

Mr. Turner has a Master of Applied Science degree in Risk Engineering from Ballarat University; Graduate Diploma in Occupational Hygiene from Deakin University; and Graduate Diploma in Occupational Hazard Management from Ballarat C.A.E.

31

stronger. smarter. sustainable.	COMPANY OVERVIEW

EXECUTIVE COMMITTEE (CONTD.)

RAJAGOPAL KISHORE KUMAR

Chief Executive Officer, Iron Ore

Mr. Kumar joined the Group in April 2003 and has over 32 years of experience covering accountancy, commerce, marketing, supply chain management, mergers and acquisitions human capital development, business turnaround, and policy advocacy. Since his appointment as Chief Executive Officer, Iron Ore in February 2015, he has been leading the revival of the Group’s iron ore mining operations in Goa/ Karnataka/Jharkhand and Liberia. He currently also leads the Group’s Port business.

Mr. Kumar has previously held various executive roles in the Group including Chief Executive Officer of Sterlite Copper from 2007 to 2008, Chief Executive Officer of KCM from 2008 to 2011, Chief Executive Officer of Zinc International from 2011– 2013 and Chief Executive Officer, Africa (Base Metals) from 2013 to 2015. Prior to joining the Group, Mr. Kumar worked at Hindustan Lever Limited for 12 years.

SAMIR CAIRAE

Chief Executive Officer of Diversified Metals (India)

Mr. Cairae was appointed as CEO Diversified Metals in January 2016. He provides operational and strategic leadership for the Group’s Aluminium, Copper India, Power and Iron Ore divisions in addition to the commercial and asset optimisation functions.

He has extensive and varied experience in a number of corporate roles in India, China, Philippines and France including strategy, M&A, industrial operations and managing industrial operations in both growth and turnaround situations. Prior to joining Vedanta, Mr. Cairae headed the global industrial function for Lafarge’s 150 cement operations in over 45 countries. He has previously also held various senior leadership positions at Lafarge and Schlumberger.

He holds a graduate degree in Electrical Engineering from Indian Institute of Technology (IIT), Kanpur, and a Masters in Management from the Hautes Etudes Commerciales (HEC) School of Management, Paris.

SUDHIR MATHUR

Acting Chief Executive Officer, Oil and Gas business

Mr. Mathur joined the Group in September 2012 as chief financial officer of Cairn India Limited and was its Acting chief executive officer from June 2016 until the merger of Cairn India Limited with Vedanta Limited. He has over 31 years of experience working in various industries such as telecommunications, manufacturing, infrastructure and consulting. Prior to joining the Group, he was chief financial officer of Aircel Cellular Ltd. and was responsible for strategy, finance, supply chain management and regulatory affairs. He has substantial expertise, knowledge and experience in several key areas of finance and strategic planning, with a proven track record. He has previously also held senior executive positions in Delhi International Airport Ltd., Idea Cellular, Ballarpur Industries Limited and Price Waterhouse Coopers India.

Mr. Mathur has a Bachelors degree in Economics from Delhi University and a Masters of Business Administration from Cornell University.

32

Vedanta Limited Annual Report 2016-17

SUNIL DUGGAL

Chief Executive Officer, Hindustan Zinc

Mr. Duggal joined the Group in August 2010 and has been a significant driver of Hindustan zinc‘s growth. His dedication to sustainability has enhanced safety awareness and helped to embed culture of safety at HZL. He has led the value adding adoption of best-in-class mining and smelting techniques, machineries, state of art environment friendly technologies, mechanisation and automation of operational activities. Mr. Duggal has over 20 years of prior experience in leadership positions, nurturing business, evaluating opportunities and risks and successfully improving efficiency and productivity.

He is an electrical engineering graduate from Thapar Institute of Engineering & Technology, Patiala and is an Alumni of IMD, Lausanne — Switzerland and IIM, Kolkata.

SURESH BOSE

Head — Group Human Resources

Mr. Bose joined Vedanta in February 2002 and following a long career within various HR specialist roles at several of the Group’s businesses including Aluminium, Copper and corporate, was appointed as Head- Group Human Resources in September 2015. Mr. Bose has over 24 years of experience in the HR function and has formerly held key HR roles at HMT, Larsen &Toubro, Ford, Mahindra & Mahindra and AGRC Armenia.

He has a dual Masters in Personnel Management & Industrial Relations from Tata Institute of Social Sciences, Mumbai and Institute of Social Studies from Hague, Netherlands.

KULDIP KAURA

President, Chairman’s Office

Mr. Kaura was appointed as a President, Chairman’s Office in May 2016. He has over four decades of experience across engineering and mining roles having previously served at senior levels in various reputable companies including as Chief Executive Officer of Vedanta Resources Plc, Managing Director at ABB, India and Managing Director and Chief Executive Officer of a cement major in India, ACC Limited.

Mr. Kaura holds a degree in mechanical engineering, BE (Hons.) from the Birla Institute of Technology and Science (BITS), Pilani and an Executive education at London Business School & Swedish Institute of Management Stockholm, Sweden.

33

stronger. smarter. sustainable.	COMPANY OVERVIEW

AWARDS AND ACCOLADES

AWARD RECOGNITION	CATEGORY	RECIPIENT

OPERATIONAL EXCELLENCE

• Dun & Bradstreet Corporate Awards 2016	Mining — Metals and Minerals	Vedanta Limited

• Frost & Sullivan India Best Practices Awards	Non-Ferrous Growth Excellence Leadership Award	Vedanta Limited Vedanta

• Frost & Sullivan India Best Practices Awards	India Mining / Minerals Growth Excellence Leadership Award	Limited

• Dun & Bradstreet Corporate Awards 2016	Non-Ferrous & Precious Metals	Hindustan Zinc Limited

• Frost & Sullivan’s India Manufacturing Excellence Award	Metal Sector	BALCO

• Government of India — Ministry of Finance — Customs	• Best Importer for the Year 2016 Best	Sterlite Copper
• Exporter for the Year 2016

• Future Supply Chain’s 10th Express, Logistics & Supply Chain Leadership Award 2016	Excellence in Manufacturing Supply Chain — Engineering	Sterlite Copper

• Chapter Convention on Quality Concepts (CCQC) — Coimbatore chapter	3 Gold and 1 Silver award in Business Excellence	Sterlite Copper

• PMR Africa Excellence Awards	Diamond Arrow Award	Skorpion Zinc/Zinc International

CORPORATE

• Business World India’s Fastest Growing Companies	• No.2 in Heavyweight Category No.1	Vedanta Limited, Cairn India Limited
• in Welterweight Category

• LACP Vision Awards	• Platinum Award in Materials	Vedanta Limited, Vedanta Resources
• Gold Award in Equipment & Services

• Bloomberg - IR Society of India.	Board Diversity & ESG	Vedanta Limited

• Asia’s 100 Greatest Brands 2016	Iconic Brand	Cairn India Limited

• Petroleum Federation of India — PetroFed Award	Game Changer — Oil & Gas Company of the year’	Cairn India Limited

• ICCI Best Export & Port User Awards	Best Exporter Excellence Award	Sterlite Copper

SUSTAINABLE DEVELOPMENT AND CSR

• Ministry of Mines	5 Star Rating for Sustainable Mining	A Narrain Mines, Sesa Goa Iron Ore

• Mines Safety & Productivity Council Awards	A, B and D Category Mines	Sesa Goa Iron Ore

• Responsible Business Awards 2016 for Environmental Leadership	Environmental Sustainability	Sesa Goa Iron Ore

• CII’s WR Safety, SHE Excellence Award	3rd prize in Manufacturing	Suvali Terminal, Cairn India

• PetroTech Award in Sustainability and CSR	Special Technical Award	Cairn India Limited

• Govt. of Rajasthan CSR Excellence Award	Safe and Renewable Energy	Cairn India Limited

• Bureaucracy Today’s CSR Excellence Award	Skill India and Enhancing Vocations	Cairn India Limited

• VAJRA Award at 10th ENERTIA 2016 India and South Asia Awards	Best Performing National Asset Fuels & Resources Category	Cairn India Limited

• FIMI NMDC Social Awareness Award	Significant contribution to	Hindustan Zinc Limited
Socio-Economic Development

34

Vedanta Limited Annual Report 2016-17

AWARD RECOGNITION	CATEGORY	RECIPIENT

• Rajasthan CSR Awards by Govt. of Rajasthan	CSR Excellence Award	Hindustan Zinc Limited

• CII National Award for Excellence in Water Management	Noteworthy Water Efficient Unit	Hindustan Zinc

• India CSR Award	Agriculture Development	BALCO

• Greentech Environment Gold Award	Environment Management	BALCO

• Water Digest Award	Water Reuse	BALCO

• SHE Excellence Award — CII	Safety, Health & Environment	BALCO

• Greentech Safety Awards	Gold Award	BALCO

• CII National Award for Excellence in Water Management	Noteworthy Water Efficient Unit	Sterlite Copper

• Environment, Health and Safety (EHS) Awards	4 Star Rating	Sterlite Copper

• IQEMS CSR Award 2016	Value Driven Social Change	Vedanta Limited — Lanjigarh

• FAME India Rashtra Vibhushan Award	Livelihood Creation	Vedanta Limited — Lanjigarh 9th

• India Power Awards 2016	Social & Community Impact	Talwandi Sabo Power Limited

• Southern African Institute of Mining and Metallurgy’s (SAIMM) MineSAFE 2016 Conference	SAIMM Health and Wellness Award	Black Mountain Mining / Zinc International

• Health and Wellness Award from South African Institute of Mining and Metallurgy	Cataract Surgery program	Black Mountain Mining

ENERGY CONSERVATION

• CII-Indian Green Building Council (IGBC) certification	Platinum rating given to Yashad (Zinc) Bhawan in Udaipur	Hindustan Zinc Limited

• Energy Efficient Unit Award	Energy Management	Sterlite Copper, Vedanta Limited Jharsuguda CPP unit, BALCO

• Srishti G-Cube Award	Energy Conservation	BALCO

HUMAN RESOURCES

• The Working Mother Research Institute & AVTAR’s list of 100 Best Companies for Women	Helping women to thrive at work & home	Vedanta Limited Sterlite

• 7th CII HR Excellence Award Confluence 2016–17	Significant Achievement in HR Excellence	Copper

• BW Business World HR Excellence Award	Excellence in Workplace Practice Innovation	Vedanta Limited Odisha

• Aces Award	Top Companies to work for’ in Asia	Vedanta Limited

• WILL Award	Women in Leadership	Vedanta Limited

INNOVATION & TECHNOLOGY

• Geospatial World Excellence award	Technology Innovation	Cairn India Limited

• SAP ACE Award 2016	Awarded for the HZL MII project	Hindustan Zinc Limited

• IPPAI Innovation Award	Energy Conservation and Alternate Usage of fuel	Vedanta Limited Jharsuguda

• CII Industrial Innovation Awards — Confederation of Indian Industry (CII) India — UK TECH Summit	Honored among the Top 25 Innovative Organizations in India	Sesa Goa Iron Ore VAB

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MARKET REVIEW

GLOBAL ECONOMY AND COMMODITY MARKETS

Despite a series of economic and political shocks during the year which resulted in volatility in global markets, the commodities index ended the fiscal year 25% higher as a result of a more positive macroeconomic environment. The global economy was boosted by an improvement in the US economy and a commitment to infrastructure spending by the new administration, financial reforms and the introduction of stimulus measures in China aimed at keeping its economy on track. This uplift in global economic activity has increased demand for commodities in particular iron ore, aluminium, copper and oil and gas, leading to higher prices.

In addition, as a result of the negative environment over the past few years and limited investment by mining companies, a lack of new mining projects coming on stream is leading to supply pressures for some commodities, particularly zinc.

We therefore expect to see continued tightening in the markets over the next few years as demand starts to exceed supply.

Outlook

While there will be some volatility, we expect commodity markets to remain robust following last year’s rally and the recovery in the global economy in the fourth quarter of 2016 to continue to gain momentum leading to higher levels of employment and rising incomes.

According to the IMF’s World Economic Outlook (WEO), global growth is projected to increase from an estimated 3.1 % in 2016 to 3.5 % in 2017 and 3.6 % in 2018. This is an upward revision of 0.1 percentage point for 2017 relative to October WEO 2016.

In advanced economies this pick-up will largely be driven by the United States. Post the United States election expectations of higher spending on critical infrastructure (US$ 1 trillion infrastructure plan over 10 years) and relaxed fiscal policy are fuelling expectations of higher growth.

Emerging market and developing economies are also set to experience a pick-up in activity on the back of the partial recovery in commodity prices and this will be a key factor in global growth. According to the IMF, emerging and developing economies now account for more than 75 % of global growth in output and consumption, almost double the share just two decades ago. China’s growth trajectory, as has been the case for many years, also plays an important role. Chinese growth forecasts were revised upwards in October 2016 and the Chinese economy is now projected to grow at 6.6 % in 2017 and 6.2 % in 2018.

36

Vedanta Limited Annual Report 2016-17

This growth will support commodity prices in the short-term. Vedanta’s diversified low-cost portfolio and attractive basket of commodities positions us well to take advantage of the recent economic uplift.

INDIAN ECONOMY

India is a key market for Vedanta and one which we believe has huge growth potential. According to the IMF WEO April 2017, India is expected to grow by 7.2 % in FY 2016- 17 and 7.7% in FY 2017-18. It remains the fastest-growing major economy in the world and is now ranked the world’s top investment destination by EY. Confidence in its growth story is increasing as the Government continues to drive reforms such as the introduction of Goods and Services Tax (GST) that encourage development. In addition, enhanced transparency, accountability, auction based forward-looking framework and liberalisation of the Foreign Direct Investment (FDI) policy will help unlock India’s economic potential. As a result, India’s medium-term growth prospects are favourable. Sustained economic growth will lead to development, greater prosperity and an overall increase in per-capita spending.

Positive demographic factors including an increase in the Indian workforce are leading to higher demand for urban development from infrastructure and housing to consumer goods and appliances. It is estimated that India has a huge unmet need for investment in infrastructure, estimated around US$650 billion over the next five years. Investment in the sector has been boosted by government support through a range of initiatives including the Smart City Initiative, Digital India Campaign, construction of highways and a High Speed Rail network.

The manufacturing sector also continues to expand. The Indian automotive sector, one of the most vibrant in the world, is currently ranked sixth in global vehicle production and continues to show strong growth.

As a result, the Indian economy has enjoyed progressive growth during the past year which has led to real increases in metals demand.

Outlook

Looking ahead, we expect to see continued investment in infrastructure and increasing metals demand and we are anticipating changes in government policy to incentivise home-grown metal and energy production and reduce import levels. We believe Vedanta is well-placed to leverage India’s growth potential and contribute to its economic development, given our proven track record in India.

37

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MARKET REVIEW

ALUMINIUM

We expect Indian aluminium demand to grow by 7.7% next year and we are ramping up our production at Jharsugada II to take advantage of these opportunities.

Global aluminium demand excluding China grew by 3% year-on-year in 2016 while Chinese demand grew by 7% last year driven by stronger primary demand supported by stimulus measures. Global aluminium production grew by 3% year-on-year with Chinese production continuing to account for more than 50% of global supply. Supply side rationalisation themes have emerged from China since the start of 2017, with the announcements related to winter production cuts to control air pollution. Aluminium LME prices moved up 20% compared to 2016 lows and premiums gained further as global aluminium markets fell into deficit.

Source: LME, Platts, Metals Bulletin

PRODUCTS AND CUSTOMERS

Vedanta is the largest integrated aluminium producer in India with a targeted capacity of 2.3 Mtpa and the market leader in the primary market with 40% market share. Our aluminium supply is used to produce rods, billets, primary foundry alloys and rolled products for use in products including cables, conductors and in houses.

In FY 2016-17 50% of our sales were to the Indian market, specifically for use in the Infrastructure, Transportation, Packaging, Construction and Electrical sectors, where there is strong demand as a result of government initiatives.

Overseas demand for our products is strong and our international customer base recorded sales growth of 33% over FY 2016-17 to 610 Kt with increased footprints in Europe, North and South America and other key Asian markets.

MARKET DRIVERS AND OPPORTUNITIES

World demand for aluminium is expected to increase by 4 % next year. In India, initiatives to develop the country’s infrastructure continue to drive demand and we expect this trend to continue. Additionally, the Power Grid Corporation of India (PGCIL) has recently approved investments worth US$4.5 billion to expand and modernise the national power grid over the next 36-48 months which will drive demand in the wire and cable segment. We expect Indian aluminium demand to grow by 7.7% next year and we are ramping up our production at Jharsugada II to take advantage of these opportunities. We also see significant opportunities to grow our international customer base as overseas demand for our products continues to grow strongly and we are targeting a doubling of our sales to international customers in FY 2017-18.

On the supply side, market views are mixed with respect to China implementing measures to control production growth. According to CRU, global primary aluminium production is forecasted to increase by 6.2 % in 2017 to 62.5 Mt. Indian production is expected to grow by 18% in 2017 and contribute 72% of the production increase globally (ex-China), mainly on the back of Vedanta’s Jharsuguda II rampup.

Aluminium Prices
Source: Platts and Metal Bulletin

38

Vedanta Limited Annual Report 2016-17

COPPER

In India, growth drivers include a range of infrastructure initiatives including the Smart cities project, “Housing for all Indians by 2022” programme, Industrial corridors, National Highways Development Project and a focus on building renewable energy projects under the National Electricity Policy.

World refined copper consumption grew by 2.2% in 2016 while consumption in China, the largest consumer of copper, grew by 4.9%. Copper prices also firmed up on the prospects of the US’s infrastructure plans and increased demand in China due to a greater government stimulus impact on the power grid investments and higher end use demand, particularly for appliances and consumer goods.

In India, the Refined Copper Market experienced 8% growth in H1 FY 2016- 17 but saw a slowdown in Q3 owing to demonetisation; however it started picking up in Q4 and is expected to continue growing on par with growth in the Indian economy.

On the supply side, after the fifth consecutive year of mine supply growth in 2016 (5%), 2017 started with production disruptions at some of the largest global copper mines like Escondida, Grasberg and Cerro Verde which supported copper prices.

The 2017 annual benchmark settlements for concentrate showed a 5% reduction over the previous year, mainly due to disruptions resulting in a decline in concentrate availability.

PRODUCTS AND CUSTOMERS

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as making castings and alloy based products.

Vedanta is the market leader in India with a market share for refined copper of approximately 35%, and our major customers in India are cable manufacturers, winding wire units and transformer manufacturers. Our export sales were primarily to China, Malaysia, Vietnam, UAE and Taiwan.

Exports contributed 41.5% of overall sales for FY 2016-17.

MARKET DRIVERS AND OPPORTUNITIES FOR VEDANTA

Globally, higher end use demand in China, particularly for appliances and consumer goods, is driving demand and we expect this trend to continue as Chinese stimulus measures continue

In India, growth drivers include a range of infrastructure initiatives including the Smart cities project, “Housing for all Indians by 2022” programme, Industrial corridors, National Highways Development Project and a focus on building renewable energy projects under the National Electricity Policy.

We therefore expect to see demand growth in India and China in the coming years. We see opportunities to take advantage of this growth in demand to further grow our market share in India and potentially to expand our smelter capacity and to increase export sales.

39

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MARKET REVIEW

ZINC

Zinc markets rallied in 2016 fuelled by improving market fundamentals. The zinc LME increased by c. 50% fiscal year-on-year to end the year above US$2,700/t. Zinc consumption grew by 2.7% to 14.3 Mt, primarily due to rising demand from India and China while a global zinc concentrate deficit supported zinc prices. Production cuts and mine closures led to a fall in the supply of concentrate by almost 700 kt in 2016, the largest contribution coming from Glencore’s output curtailments of 500 kt.

Since there is no indication yet that this capacity will be restarted in the coming months, the concentrate market is expected to remain tight for most of 2017. This concentrate tightness has yet to translate into refined market tightness due to the presence of refined zinc inventory. But as warehouse stocks are drawn down we will see a steady rise in premiums.

PRODUCTS AND CUSTOMERS

Vedanta’s zinc production primarily caters to Indian demand. Hence around 68-75% of the refined zinc produced is sold in the Indian market and the rest is exported.

Vedanta is the largest zinc producer in India with 72% market share in FY 2016-17. 70% of Indian zinc consumption is used in the galvanising sector, predominantly in the construction and infrastructure sectors. We also produce zinc for use in die-casting alloys, brass and oxides and chemicals. Indian steel companies are our main customers in the domestic market.

Globally about one-half of the zinc that is produced is used in galvanising iron and steel. Key export geographies include Nepal, Bangladesh, Taiwan, China, New Zealand, Sri Lanka, Korea, south-east Asia and the Middle East.

Global Zinc concentrates deficit supporting Zinc prices

Source: Wood Mackenzie LTO Q1 2017

MARKET DRIVERS AND OPPORTUNITIES

Urbanisation and industrialisation, especially in the developing world, are expected to remain the driving forces behind zinc consumption globally. China, accounting for 47% of global demand, and India are the main markets, due to government efforts in both countries to boost investment in construction and infrastructure.

In India, zinc consumption per capita currently stands at 0.5 Kg, significantly below the global average of 1.9. India represents a significant opportunity for zinc sales going forward as we expect the Indian market to continue to grow strongly towards global levels of consumption, underpinned by the government’s initiatives to boost housing and infrastructure. As a result, we expect India to become the leading consumer of zinc in the future and Vedanta’s market leading position and ramp-up in production places the Company well to take advantage of this growth.

40

Vedanta Limited Annual Report 2016-17

Global consumption is also expected to grow steadily, at a rate of approximately 2% per annum, and our plans to bring production online at our Gamsberg growth project this year will benefit from the current favourable market conditions.

OIL AND GAS

As the largest private sector producer of crude oil in India with a strong track record and growth pipeline in exploration and development, Vedanta is well- positioned to benefit from the government’s desire to boost domestic production and to leverage India’s Oil & Gas resource potential.

Crude oil prices ended 2016 above US$50 per barrel at US$53, an increase of US$16 per barrel year-on-year, supported by the OPEC agreement reached late-2016 which took some oil off the market. However, this in turn led to a higher rig count which has exerted downward pressure on prices.

During the next year, global production and consumption are both expected to increase but consumption is expected to grow at a faster rate resulting in tightening supply.

PRODUCTS AND CUSTOMERS

Our operations produce crude oil which is sold to hydrocarbon refineries and natural gas which is used by the fertilizer sector.

Change in Oil demand (mb/d) between 2015 & 2040

Source: International Energy Agency: World Energy Outlook 2016, page 115; DGH: Hydrocarbon Exploration & Production Activities 2013-14; DGH: India’s Hydrocarbon Outlook 2015-16, page 70

MARKET DRIVERS AND OPPORTUNITIES

Due to sustained low levels of oil prices internationally, approvals of new conventional crude oil projects in 2015-2016 fell to the lowest level seen since the 1950s and the International Energy Agency (IEA) believes that if approvals remains low, an unprecedented effort will be needed to avoid a supply-demand gap in future.

The Indian Oil & Gas market is very dependent on imports. 82% of oil consumption and 44% of gas consumption is met by imports. During 2016-17 gas imports were at their highest level for four years as domestic production has fallen steadily.

The government recognises the need to increase investments and boost domestic production to achieve greater energy security. To this end they are targeting a 10% reduction in India’s imports of Oil & Gas by 2022 and have introduced a number of reforms and new policies aimed at attracting investment and boosting production.

India is underexplored with only 7 of the 26 sedimentary basins currently producing Oil & Gas which offers significant opportunities. As the largest private sector producer of crude oil in India with a strong track record and growth pipeline in exploration and development, Vedanta is well-positioned to benefit from the government’s desire to boost domestic production and to leverage India’s Oil & Gas resource potential.

41

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MARKET REVIEW

POWER

Vedanta operates a 9 GW diversified power portfolio in India consisting of 96% thermal power and 4% from renewable energy sources.

India has the fifth largest power generation capacity in the world and demand for power continues to rise steadily in line with economic growth.

PRODUCTS AND CUSTOMERS

40% of our power portfolio is used for commercial power while 60% is for captive use.

Nearly 95% of the power generated for commercial purposes is backed by long-term Power Purchase agreements with local Indian distribution companies.

MARKET DRIVERS AND OPPORTUNITIES

The government has been supportive of growth in the power sector. It has de-licensed the electrical machinery industry and allowed 100% Foreign Direct Investment (FDI) in the sector. India currently has a power deficit and is targeting a total of 88.5 GW of additional

power capacity by 2017, of which 72.3 GW constitutes thermal power, 10.8 GW hydro and 5.3 GW nuclear. The proportion of power generated by renewable energy sources is also growing. Wind energy is currently the largest source of renewable energy, accounting for an estimated 60% of total installed capacity (21.1GW). There are plans to double wind power generation capacity to 20 GW by 2022. India has also raised the solar power generation capacity target to 100 GW, five times the current capacity, by 2022. The government is supportive of growth in the power sector to achieve their vision of “Power for All.” It has already implemented a number of power development schemes for rural and urban areas and a scheme Ujwal Discom Assurance Yojna (UDAY) to offer support to the distribution companies, which has been well received. Regulatory and policy initiatives to develop Energy Storage are also being considered to facilitate the expansion of renewable energy generation as part of India’s energy mix.

Vedanta is one of the largest power generators in India and continues to increase power capacity to capitalise on India’s economic growth and power deficit. Additionally, domestic coal prices have fallen during 2016 while seaborne prices have risen and we expect this trend to continue in 2017, providing domestic producers with an additional source of competitive advantage.

Increased availability of domestic coal has enabled lower coal costs

Note: Above data is for CPP’s and IPP’s at Jharsuguda and BALCO

1. Indexed to 100, Mix is at normalised GCV

42

Vedanta Limited Annual Report 2016-17

IRON ORE

Iron ore prices rose in 2016, mainly due to the rebounding of the futures market, which helped push the spot benchmark above US$90/dmt, for the first time since 2014. The Chinese government announced a deadline to halt substandard steel production of Electric Arc Furnaces in June 2017 as a result of which iron ore and steel futures rose.

Global steel demand in 2017 is expected to increase marginally. Chinese demand is expected to decline marginally as the government’s promotion of infrastructure spending is offset by reduced residential construction activity due to falling housing prices. However, US steel demand could surprise on the upside driven by a rise in the energy and machinery markets and an increase in construction projects.

PRODUCTS AND CUSTOMERS

Vedanta is India’s largest producer and private sector exporter of iron ore. Approximately 35% of our production, primarily from Karnataka is sold in India and 65%, comprising low grade ore from Goa, is exported, mainly to China.

Iron ore is a key ingredient in steel production and steel products in India are mainly used in the construction, infrastructure and automotive sectors. Production is sold domestically to Indian steel producers and exported to Chinese Steel mills.

MARKET DRIVERS AND OPPORTUNITIES

In the longer-term, we expect continued demand from both the Indian and Chinese markets due to ongoing investment in construction and infrastructure. In the short-term, the World Steel Association has projected growth in Indian steel demand by 6.1%in 2017 while globally steel demand has been projected to grow by 1.3%.

In India, as a result of the liberalisation of industrial policy and initiatives to boost infrastructure investment, existing steel plants are being modernised or expanded and a large number of new steel plants based on cost effective, state-of-the-art technologies have also been set up. The rapid and stable growth in demand has also prompted domestic entrepreneurs to look at greenfield projects in a number of states. The Government’s target is to increase steel production to 300 Mt by 2025 to match India’s growing infrastructure needs. This growth in steel production represents an opportunity for Vedanta to grow its domestic iron ore sales.

While the focus on environmental issues and productivity in China could create challenges and affect demand for low grade iron ore from Chinese steel producers, increased margin pressure due to falling steel prices and volatile coking coal prices could drive Chinese mills to revert to the use of lower grade iron ore to reduce costs.

Source: Wood Mackenzie, CRU, World Steel Dynamics, Bloomberg, US Commercial Services Reports, Press Information Bureau (Government of India), Ministry of Petroleum and Gas, EY Reports, International Energy Agency, IMF Reports

43

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

44

Vedanta Limited Annual Report 2016-17

Vedanta Ltd., a world-class, diversified natural resource powerhouse anchored in India is the only global player with significant operations, expertise and majority sales in the Indian market–the fastest growing G-20 economy. As the 6th largest diversified resources company in the world (as per CY 2016 EBITDA), the Company benefits from a low-cost, diversified commodity basket, with sector leading growth and a strong balance sheet. The Company operates in the Zinc, Lead, Silver, Aluminium, Copper, Iron Ore, Oil & Gas, and Commercial Power sectors and has a presence across three continents.

The Company’s zinc business in India is operated by Hindustan Zinc Limited (HZL) with the Company owning 64.9%, and 29.54% owned by Government of India. HZL’s operations include five zinc-lead mines, four zinc smelters, one lead smelter, one zinc-lead smelter, seven sulphuric acid plants, one silver refinery plant and six captive power plants in the state of Rajasthan. In addition, HZL also has a rock-phosphate mine in Maton near Udaipur in Rajasthan and zinc, lead, silver processing and refining facilities in the State of Uttarakhand. The Company also has wind power plants in the States of Rajasthan, Gujarat, Karnataka, Tamilnadu and Maharashtra.

The Company’s zinc international business comprises the Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (Skorpion) and Black Mountain Mining (Proprietary) Limited (BMM), whose assets include the Black Mountain mine and the Gamsberg mine project located in South Africa. The Company has 100% interest in Skorpion and 74% interest in BMM.

Vedanta Limited and Cairn India Limited announced the merger of Cairn India with Vedanta with effect from March 27, 2017, pursuant to the Scheme of Arrangement. The Company’s oil and gas business was earlier owned and operated by Cairn India Limited (Cairn) in which Vedanta Ltd. had 59.9% interest before merger. Cairn has a world-class resource base, with interest in seven blocks in India and one in South Africa. Cairn India’s resource base is located in four strategically focused areas namely one block in Rajasthan, two on the west coast of India, four on the east coast of India and one in South Africa.

The Company’s iron ore business is wholly- owned by Vedanta Ltd. and Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and power generation. The mining operations are carried out at the

Codli group and the Sonshi group of mines in Goa; the Narrain mines at Karnataka, a Met Coke and a Pig Iron plant at Goa. The iron ore business also has a power plant at Goa in India for captive use.

The Company’s copper business is owned and operated by Vedanta Ltd., Copper Mines of Tasmania Pty Ltd. (‘CMT’), Australia, and Fujairah Gold FZE in the UAE. Its custom smelting assets include a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which is currently under care & maintenance, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZE.

The Company’s aluminium business is owned and operated by Vedanta Ltd. and Bharat Aluminium Company Limited (BALCO) in which it has a 51% interest and balance is owned by the Government of India. Vedanta Ltd. Aluminium operations include a alumina refinery, a 90 MW captive power plant at Lanjigarh, two smelters (500 kt & 1,250 kt) and power plants (Captive Power Plants (CPPs) 1,215 MW & 1,800 MW, Independent Power Plant (IPP) 600 MW) ) at Jharsuguda, at Odisha in Eastern India. BALCO’s operations include two bauxite mines, four power plants 3 CPPs- 270 MW, 540 MW and 600 MW; and 1 IPP of 600 MW), smelters (570 kt) and fabrication facilities in Central India. Vedanta Ltd. power operations include 600 MW thermal coal- based commercial power facility at Jharsuguda which is committed to the grid.

As the 6th largest diversified resources company in the world (as per CY 2016 EBITDA), the Company benefits from a low-cost, diversified commodity basket, with sector leading growth and a strong balance sheet.

Highlights of the Year

•	Record production at several operations

•	Significant ramp ups at Aluminium, Iron ore and Power

•	Gamsberg project is on track for first production by mid-2018

•	Achieved cumulative cost and marketing savings of US$712 Mn in last 2 years

45

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

EBITDA for FY 2017 was Rs. 21,437 Crore, 41% higher compared to prior year. The increase was driven by ramp-up of capacities at Aluminium, Iron Ore and Power, strong operating performance and improved commodity prices.

The Company’s power business is owned and operated by Vedanta Ltd. and Talwandi Sabo Power Limited (TSPL), a wholly-owned subsidiary of the Vedanta Ltd. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (PSPCL) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and all three units are operational.

The power business also includes 274 MW of wind power plants commissioned by HZL and 100 MW power plant at MALCO Energy Limited situated at Mettur Dam in Tamil Nadu in Southern India.

The Company’s other activities include operation of its Vizag General Cargo Berth Private Limited (‘VGCB’) in which the Company owns a 100% interest. The Vizag port business includes coal handling facilities and general cargo berth at the outer harbour of Visakhapatnam port on India’s east coast.

FINANCE REVIEW:

Financial Highlights

•	Revenues of Rs.71,721 Crore, 12% higher compared to prior year

•	EBITDA of Rs.21,437 Crore, 41% higher compared to prior year
•	Robust EBITDA margins[1] of 39%, driven by strong operating performance, volume ramp-up and improved commodity prices

•	Attributable PAT (before exceptional items & DDT) for the year at Rs.7,323 Crore 2.6x higher vs. prior year

•	Delivered cumulative cost and marketing savings of US$712 million over the last 8 quarters ahead of plan to deliver US$1.3 billion in four years

•	Free cash flow for the year of Rs.13,312 Crore, driven by strong operating performance & working capital initiatives

•	Gross Debt* reduced by c.Rs.4,115 Crore during the year

•	Strong financial position with total cash and liquid investments of Rs.63,471 Crore

•	Exchequer contribution of c.Rs.40,000 Crore during FY 2016-17 including dividends

•	Record interim dividend by Vedanta Ltd. and its subsidiary Hindustan Zinc;

•	Hindustan Zinc announced dividend of c. US$2.1 Billion including dividend distribution tax in March, 2017

•	Vedanta Limited announced dividend of c. US$1 Billion in March 2017

*	Excluding Temporary Borrowing at Zinc India to fund special dividend pay-out of Rs. 7,908 Crore

FY 2015-16	Particulars	FY 2016-17
63,920	Net Sales/Income from operations	71,721
15,184	EBITDA	21,437
30%	EBITDA Margin[1] (%)	39%
5,778	Finance cost	5,855
4,444	Other Income	4,581
13,817	Profit before Depreciation and Taxes	20,057
8,572	Depreciation & Amortisation	6,292
5,245	Profit before Exceptional items	13,766
33,785	Exceptional Items[2]	114
(10,678)	Taxes	3,779
(17,863)	Profit After Taxes	9,873
3,553	Profit After Taxes (before Exceptional items)	10,022
5,174	Profit After Taxes (before Exceptional & DDT)	11,663
(5,592)	Minority Interest	4,358
66%	Minority Interest excl. Exceptional Items %	43%
(12,270)	Attributable PAT after exceptional items	5,512
1,218	Attributable PAT (before exceptional items)	5,681
2,839	Attributable PAT (before exceptional & DDT)	7,323
(41.38)	Basic Earnings per Share (Rs./share)	18.60
4.11	Basic EPS before Exceptional Items (Rs./share)	19.17
9.57	Basic EPS (before Exceptional & DDT)	24.70
65.46	Exchange rate (Rs./$ ) – Average	67.09
66.33	Exchange rate (Rs./$ ) – Closing	64.84

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped/rearranged wherever necessary to conform to current period presentation.

Vedanta Limited Annual Report 2016-17

REVENUE

Revenues for the year were at Rs.71,721 Crore, up 12% y-o-y. The increase was driven by ramp-up of capacities at Aluminium & Power business; recommencement of operations at Iron Ore and improved commodity prices.

EBITDA AND EBITDA MARGIN

EBITDA for the full year was Rs.21,437 Crore, up 41% y-oy on account of volume ramp-up at Aluminium & Power; recommencement of operations at Iron Ore; cost efficiencies across businesses and improved commodity prices.

DEPRECIATION AND AMORTISATION

Depreciation for the year was Rs. 6,292 Crore compared to Rs. 8,572 Crore in FY 2015-16. This was mainly on account of lower amortisation post impairment of Oil & Gas assets in FY 2015-16 and lower depreciation charge at Oil & Gas business due to lower entitlement interest volume and an increase in reserves estimates & at Lisheen due to mine closure. These were partially offset by higher amortisation of mining expenses owing to higher ore excavation at Zinc India and capitalisation of new capacities at the Aluminium and Power businesses.

NET INTEREST

The blended cost of borrowings is 8.3% during FY 2016-17 compares with 8.0% in FY 2015-16. The increase is primarily on account of change in borrowing mix from USD to INR borrowing partly offset by reduction in interest rates.

Finance cost during FY 2016-17 was Rs.5,855 Crore higher by Rs.77 Crore y-o-y. Increase in finance cost was due to capitalisation and increase in borrowings at the Aluminium and power businesses; change in borrowing mix from USD to INR debt partially offset by the accounting treatment of interest at Jharsuguda-II smelter which was earlier completely expensed when the project start-up was temporarily on hold and is now being capitalised as and when aluminium capacities are ramped up & interest rate reduction.

Other Income during FY 2016-17 was at Rs.4,581 Crore higher by Rs.137 Crore primarily owing to higher mark to market gain partly offset by lower investment at Zinc India on account of special dividend payout.

EXCEPTIONAL ITEMS

Exceptional items were Rs.114 Crore in FY 2016-17 compared with Rs.33,785 Crore in FY 2015-16. In FY 2016-17, exceptional items were primarily relating to write off on exploratory assets. In FY 2015-16, exceptional items primarily include impairment in Oil & Gas business.

TAXATION

Tax expense (before Exceptional items & DDT) for the year FY 2016-17 was at Rs.2,103 Crore, implying an effective tax rate of 15% compared to Rs. 70 Crore and a tax rate of 1% in FY 2015-16.

Effective tax rate at Zinc India and Oil & Gas was higher due to phasing out of tax holiday benefits.

ATTRIBUTABLE PROFIT AFTER TAX (BEFORE EXCEPTIONAL ITEMS AND DDT)

Attributable PAT before exceptional items and DDT for the year at Rs. 7,323 Crore is 2.6 times higher compared to last year mainly on account of higher EBITDA driven by strong operational performance and lower depreciation.

EARNINGS PER SHARE

The earnings per share before exceptional items and DDT was Rs.24.70 per share for the FY 2016-17 as compared to Rs.9.57 per share before exceptional items for the previous year.

DIVIDEND

Considering the special dividend of Rs. 17.70 per share declared at the end of March 2017, the board has decided not to declare a final dividend in FY 2016-17. The interim dividend for FY 2016-17 is Rs. 1.75 per share. Total dividend for the year FY 2016-17 stands at Rs.19.45 per share.

SHAREHOLDERS FUND

Total shareholders’ funds as on March 31, 2017 aggregated Rs.60,500 Crore as compared to Rs.44,039 Crore at March 31, 2016. The increase was primarily driven by change in Non-controlling interests by c.Rs.18,083 Crore offset by dividend payout of Rs.7,092 Crore.

47

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

We continue to have a strong balance sheet with cash and liquid investments of Rs.63,471 Crore as on March 31, 2017 which is mostly invested in debt related mutual funds, bank deposits and bonds.

RESERVES AND SURPLUS

As on March 31, 2017, reserves and surplus of the Company aggregated Rs.60,128 Crore.

NET FIXED ASSETS

The net fixed assets as on March 31, 2017, was Rs.104,312 Crore. This comprises of Rs.17,671 Crore as Capital work-in-progress as on March 31, 2017.

BALANCE SHEET

We continue to have a strong balance sheet with cash and liquid investments of Rs.63,471 Crore as on March 31, 2017 which is mostly invested in debt related mutual funds, bank deposits and bonds. Gross debt at Vedanta Ltd. was Rs. 71,569 Crore as at March 31, 2017.

This comprises long-term loans of Rs.45,289 Crore and short term working capital loans of Rs. 26,280 Crore. Short term working capital includes temporary borrowing at Zinc India for special dividend pay-out Rs. 7,908 Crore. The loan in INR currency is Rs. 61,583 Crore and balance Rs. 9,986 Crore is in US dollar. Average rate of borrowing was 8.3% in FY 2016-17. Average debt maturity is 1.83 years. Average debt maturity (excluding HZL temporary funding) is 2.04 years .

During the year, the rating agency CRISIL upgraded company rating from AA-/Negative to AA-/Positive. Recently, in April, 2017 CRISIL further upgraded company rating to AA/Stable.

OPERATIONAL REVIEWS

Highlights:

Record production, capacities ramping-up

•	Record annual production at Aluminium, Power, Zinc-India (Zinc and Silver) and Copper – India

•	Successful ramp up from Mangala EOR with production level of 56,000 boepd in Q4 at Cairn- Oil & Gas

•	Zinc International

•	Highest quarterly production in Q4 at Black Mountain in 4 years

•	Mobilisation on Skorpion Pit layback commenced in April
•	Gamsberg project on track to commence production in mid CY 2018

•	Aluminium: Strong production during the year, volumes impacted by a pot outage in April

•	Power:

•	1,980 MW Talwandi Sabo Power Plant (TSPL) operating at 85% availability in Q4

•	TSPL operations impacted by a shutdown due to fire in April, rectification in process and expected to recommence operations by the end June 2017

•	Iron ore:

•	Achieved 2.6 million tonnes of the additional production capacity granted in Goa for FY 2016-17

•	Delivered cumulative cost and marketing savings of US$712 million over the past 2 years; ahead of plan to deliver US$1.3 billion in four years.

OIL & GAS

The year in summary

During FY 2016-17, with a recovery in prices, we have started moving ahead with our growth opportunities specifically at the prolific Rajasthan assets. The production volumes were maintained with operating cost at the lower end among global peers and strong free cash flows.

Low crude oil price environment was channelised to rebase costs for key projects in the portfolio. These constant efforts to optimise costs across the value chain have enabled healthy project economics even at US$40 per barrel. The recent rise and expected sustained stability in the Brent prices will enhance the returns further.

In FY 2017-18 we intend to restart our capex cycle which shall enable us to unlock the full potential of the Barmer Basin in Rajasthan.

Safety

In Oil & Gas, we made significant progress towards Zero Harm by halving our lost time injuries to 7, from the previous year’s 14. The frequency rate stood at 0.30 against the 0.35 in FY 2015-16.

Oil & Gas business received recognitions for excellence in our Safety and Security Management systems:

•	Seven International Merit awards from British Safety Council (BSC) for its various operating installations.

•	International Fire Security Exhibition and Conference (IFSEC) Award towards our efforts in leveraging technology to protect our assets across locations.

48

Vedanta Limited Annual Report 2016-17

Environment

The water recycling rate for the reporting year was 82%, compared to 66% in FY 2015-16.

Further demonstrating our commitment to the environment, two satellite fields (NI2 & Raag Oil) fuel source is switched over from Diesel to Natural Gas.

Production performance

	Unit	FY 2016-17	FY 2015-16	% Change
Gross production	Boepd	189,926	203,703	(6.8)%
Rajasthan	Boepd	161,571	169,609	(4.7)%
Ravva	Boepd	18,602	23,845	(22.0)%
Cambay	Boepd	9,753	10,249	(4.8)%
Oil	Bopd	184,734	196,955	(6.2)%
Gas	Mmscfd	31.2	40.5	(23.0)%
Net production - working interest	Boepd	121,186	128,191	(5.5)%
Oil	Bopd	118,976	125,314	(5.1)%
Gas	Mmscfd	13.3	17.3	(23.1)%
Gross production	Mboe	69.3	74.6	(7.1)%
Working interest production	Mboe	44.2	46.9	(5.7)%

Operations

Average gross production for FY 2016-17 was 189,926 barrels of oil equivalent per day (boepd), which was 6.8% lower than the previous year. Cairn India operates approximately 26% of India’s crude oil production. Rajasthan block production was 4.7% lower at 161,571 boepd. The production was lower due to the reservoir under performance at Bhagyam and Aishwariya fields and the planned maintenance shutdown at Mangala Processing Terminal in November 2016. However, the decline was partially offset by the successful execution of the polymer Enhanced Oil Recovery (EOR) project at Mangala, which enhanced production from the Mangala Field. Production from the Ravva and Cambay blocks was down by 22% and 5% respectively, due to natural decline.

The Mangala EOR, the world’s largest polymer flood project, continued to show its exemplary performance. The polymer injection was maintained at target levels of 400,000 barrels of liquid per day and resulted in a positive production impact of c.52,000 barrel oils per day (bopd) in FY 2016-17. The Rajasthan block recorded an excellent plant uptime of over 99% for the year.

In the Ravva block, coil tubing and acid stimulation campaign was executed in Q4 FY 2016-17 and this has helped to offset the natural decline. Well stimulation in a few of the water injector wells has also had a positive effect, helping to sustain the required water injection rates to support production from the oil wells. The Ravva block recorded an excellent uptime of over 99% for the year.

In the Cambay block, natural decline was restricted to 5%, supported by production optimisation activities. The Oil and Natural Gas Corporation (ONGC) Oil pad gas tolling commenced to utilise surplus facilities at the onshore terminal. The Cambay block recorded an excellent uptime of over 99% for the year.

Gas production from Raageshwari Deep Gas (RDG) in Rajasthan was maintained at an average of 26 mmscfd in FY 2016-17, with average sales at 10 mmscfd. The technical issue between the transporter and the gas buyers, which resulted in the temporary suspension of sales from October to mid-February, has now been resolved.

49

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Prices

	FY 2016-17	FY 2015-16	% Change
Average Brent prices – US$/barrel	48.6	47.5	2.3%

FY 2016-17 saw a substantial recovery in crude oil prices compared with the record lows at the beginning of the calendar year (CY) 2016. The Brent crude oil price averaged US$48.6 per barrel, with a closing rate of US$51.9 per barrel on March 31, 2017. The year marked the landmark deal wherein the Organisation of the Petroleum Exporting Countries (OPEC) surprised the market by announcing a production cut agreement of 1.2 million barrels per day (mbpd), for the first time since 2008. The deal also called for an additional 0.6 mbpd reduction from non-OPEC suppliers. This action by OPEC signalled a return to its focus on active market management in order to stabilise crude oil prices.

Market reports have indicated an impressive level of compliance by the producers from the effective date of January 2017, as well as growing support for an extension of the pact beyond the agreed six-month period to tackle the global supply glut. However, a sustained and rapid growth in the US oil rig count, indicating an increase in shale drilling activities, kept the price within the US$45 - US$55 range per barrel. Prices were also burdened by US Government data showing a sustained build-up of supplies to record levels since the beginning of the 2017 calendar year. The U.S. Energy Information Administration (EIA) reported that US crude oil inventories rose to 535.5 million barrels — the highest level ever.

In CY 2017, global production and consumption are both expected to increase, with consumption expected to grow at a faster rate. However, due to the sustained low levels of oil prices internationally, approvals of new conventional crude oil projects in 2015-16 fell to the lowest level seen since the 1950s. The International Energy Agency (IEA) believes that if approvals continue to remain low, an unprecedented effort will be needed to avoid a supply-demand gap in the future.

Revenue for the year was lower by 4.9% at Rs.8,204 Crore (after profit and royalty sharing with the Government of India), impacted by lower production volumes. However, EBITDA for FY 2016-17 was higher by 12% at Rs.4,013 Crore, due to cost optimisation initiatives taken during the year and reduced cess on ad-valorem basis. The Rajasthan water flood

Financial performance
	(In Rs. Crore, unless stated)
	FY 2016-17	FY 2015-16	% Change
Revenue	8,204.1	8,625.6	(4.9)%
EBITDA	4,013.2	3,578.2	12.2%
EBITDA margin	48.9%	41.5%	—

operating cost was further reduced to US$4.3 per barrel compared with US$5.2 per barrel in the previous year, through the continuous improvement in crude processing and well-maintenance costs. Despite a ramp-up of polymer injection volumes to 400,000 barrels of liquid per day, blended operating cost was US$6.2 per barrel during FY 2016-17 compared with US$6.5 per barrel in FY 2015-16.

In FY 2016-17 capital expenditure was US$62 million, which was primarily focused on the Mangala Polymer Project, the Raageswari Deep Gas Project and the Palar drilling campaign.

Reserves

In FY 2016-17, the Oil & Gas division started the year with working interest (WI) 2P reserves of 175 mmboe, and ended the period with 124 mmboe. Excluding production, our working interest 2P reserves for the year declined by approximately 4.6 mmboe, driven by the polymer flood project’s deferral in the Bhagyam field. However, reserves were added from certain new projects – Mangala Infill, Nagayalanka, Aishwariya BH Stage 1 - and from some satellite fields and better reservoir performance in offshore fields, mainly at Cambay. The 2P reserves would increase by approximately 175 mmboe (WI) on the extension of Rajasthan Production sharing contract (PSC) beyond 2020.

Exploration & development

Development

•	Raageshwari Deep Gas Development

Gas development in the Raageshwari Deep Gas (RDG) field in Rajasthan continues to be a strategic priority. Capex investment in the phased development of the project is progressing well, with the aim of achieving a gradual ramp-up in production. In FY 2017-18, the completion of a low-cost expansion of the existing facility and the enhancement of current pipeline capacity are expected to lead to a ramp-up of production to 40-45 mmscfd. The team is also working to enhance the recovery estimates from the field by maintaining a technology-focused approach and gaining a better understanding of the reservoir, based on geological and geophysical studies carried out in FY 2016-17. The capex investment programme in the project includes plans for a new well drilling programme in FY 2017-18. A new gas processing infrastructure is also progressing well.

50

Vedanta Limited Annual Report 2016-17

•	Enhanced Oil recovery in Bhagyam & Aishwariya

We look to leverage the learnings from the excellent performance of Mangla EOR to enhance production from Bhagyam and Aishwariya through polymer injection. A multi-well polymer injectivity test for Bhagyam was successfully completed during the quarter and the results have been encouraging. The revised field development plan has been submitted to the JV Partner. The Injectivity test in Aishwariya has started in 3 polymer injector wells. The field development plan has been submitted to the JV Partner.

•	Aishwariya Barmer Hill

The large Hydrocarbons initially in place (HIIP) of 1.4 Billion barrels oil equivalent of Barmer Hill offers significant growth potential. Development cost for Aishwariya Barmer Hill has been reduced by over 30% to 195 million US dollars from an initial estimate of 300 million US dollars, for an estimated recovery of 32 million barrels. We have achieved Commercial and Technical alignment with our JV partner for Stage – 1 and production from appraised wells would start in Q1 FY 2017-18. Execution of Stage-2 is expected to begin in fiscal 2018.

•	Mangala Infill

Mangala has been the most prolific field over the years. We are commencing a 15 well Infill drilling programme at Mangala to monetise the reserves early. The field development plan for this project has been approved and drilling of the wells is planned for Q2 FY 2017-18.

•	Surface Facility Upgrade

In order to maximise production, we are focusing on creating ullage at the Mangala Processing Plan (MPT) & debottleneck surface network. Series of measures are being planned to increase the liquid handling and water injection capacities.

•	Krishna-Godavari Basin Onshore - (BLOCK KG-ONN-2003/1)

Our joint venture partner and operator ONGC has submitted the Field Development Plan (FDP), which has been approved by the Management Committee.

Exploration

•	Rajasthan - (BLOCK RJ-ON-90/1)

During FY 2016-17, our focus was on identifying new plays, appraising new discoveries, and processing and interpreting the new 3D seismic data over high-priority areas. We have made significant progress in revamping the portfolio of prospects in the block to achieve an overall prospective resource base of more than 1 billion barrels of oil and gas by FY 2017-18. New prospects based on both new-play concepts and proven-play extensions have added 436 mmboe of prospective resources in FY 2016-17. Exploration prospects have been firmed up for drilling in FY 2017-18, based on the interpretations of newly acquired 3D seismic data.

•	Krishna-Godavari Basin Offshore - (BLOCK KG-OSN-2009/3)

The initial exploration period in the block expired on March 8, 2016. We continue to engage with the Ministry of Petroleum & Natural Gas for an extension of the initial exploration period and defence clearance for drilling exploration wells. Interpretation of the new seismic volumes has resulted in the identification of robust drillable prospects and a number of leads over different play types. Prospects are now being firmed up for exploration drilling in fiscal 2018.

•	Palar-Pennar Basin Offshore - (BLOCK PR- OSN-2004/1)

O&G EBITDA for FY 2016-17 was higher by 12% at Rs. 4,013 Crore, due to cost optimisation initiatives taken during the year and reduced cess.

51

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

At Zinc India, we are targeting another record year of production in FY 2017-18, in line with our expectation of delivering 1.2 million tonnes a year in FY 2019-20.

An exploratory drilling campaign in the frontier block started on February 10 2017. Three well-drilling campaigns were completed by April 2017 and the wells were subsequently abandoned.

•	Orange Basin Offshore, South Africa - (BLOCK-1, South Africa)

The prospect inventory matured in the outboard plays. The assessment of exploration potential of inboard plays is ongoing, to provide other drilling options. Cairn along with the Joint Venture (JV) partner Petro SA have deferred entry into the second renewal phase (Feb 2015 - Feb 2017) in Block-1, South Africa, awaiting clarity on the changes in fiscal terms as proposed in the Mineral and Petroleum Resources Development (MPRD) Amendment Bill.

Outlook

We remain committed to maintaining a healthy free cash flow post-capex from the Oil & Gas business. We expect Rajasthan production volumes to remain steady at 165 kboepd with potential upside from execution of growth projects in FY 2017-18. The net capex is estimated at 250 million dollars with further optionality for growth projects. The key development projects being pursued in FY 2017-18 are Mangala Infill, Surface facility upgrade, Aishwariya EOR, Bhagyam EOR, RDG and Barmer Hill with expected capex investment of US$250 million.

Strategic priorities

•	Generate free cash flow post growth capex from the Oil & Gas business;

•	Continue managing base production with a focus on opex optimisation and efficient reservoir management;

•	Activate growth capex plans to unlock the potential of the Barmer Basin. Key projects being planned are Mangala Infill, Surface facility upgrade, Aishwariya EOR, Bhagyam EOR, RDG and Barmer Hill; and

•	Pursue an alternate strategy of executing projects through an integrated project development model in partnership with consortiums led by global oil field services majors. This shall help us drive in incremental efficiencies and execute project faster with the aim of increasing the production to 300 kboepd in foreseeable future.

ZINC INDIA

The year in summary

FY 2016-17 was a year of achievement at Zinc India; one in which we broke our production records for mined metal and silver. Significantly we also delivered these volumes at marginally higher cost compared to FY 2015-16. However, Zinc India’s zinc composite cost of production remains in the first decile on the global cost curves position.

During the year, we continued our transition programme away from open cast and into underground mining, from where 52% of our production is now derived. We also made good progress towards our growth objectives: our plans to expand capacity are well under way, and our initiatives to extend existing mines have been successful. We are targeting another record year of production in FY 2017-18, in line with our expectation of delivering 1.2 million tonnes a year in FY 2019-20.

Safety

During the reporting year, we had a tragic crane accident at Zinc India project site where four of our contractual workers lost their lives in a rare crane collapse. This tragedy triggered the development of a group wide safety standards on cranes and lifting.

We saw an improving picture in lost time injuries. Incidents were reduced from 23 in FY 2015-16 to 15 in FY 2016-17, and the lost time injury frequency rate was 0.3 compared to 0.5 in the previous year.

Since 2013, we have adopted various world-class safety management practices such as the DuPont safety programme to improve our safety culture.

Environment

The business continued to improve its performance in conservation and recycling. During the reporting year, the water recycling rate was 33% (FY 2015-16: 35%) and waste recycling rose to 93% compared to 95% in FY 2015-16.

Further, business took initiative to replenish the groundwater by:

•	Creating a 1,200 m2 groundwater recharge structure, developed at the Township Hospital of the Chanderiya lead zinc smelter. In a typical year, this has the capacity to conserve 900 m3 of rainwater.

•	The deepening of nine water ponds in the neighbouring villages of the Sindesar Khurd Mine, resulting in increasing the water storage capacity by 2,77,575 m3.

52

Vedanta Limited Annual Report 2016-17

Production performance

	FY 2016-17	FY 2015-16	% Change
Production (kt)
Total mined metal	907	889	2.0%
Production – zinc
Mined metal content	756	744	1.6%
Refined metal	672	759	(11.5)%
- Integrated	670	759	(11.7)%
- Custom	2	—	—
Production – lead(1)
Mined metal content	151	145	4.1%
Refined metal	139	145	(4.1)%
- Integrated	139	140	(0.7)%
- Custom	—	5	—
Production – silver (m. oz)(2)	14.55	13.65	6.6%
- Integrated	14.55	13.56	7.3%
- Custom	—	0.09	—

(1)	Excluding captive consumption of 5kt v/s 7 kt in FY 2016-17 v/s FY 2015-16
(2)	Excluding captive consumption of 881 thousand ounces v/s 1,108 thousand ounces in FY 2016-17 vs FY 2015-16

Operations

In FY 2016-17, mined metal production stood at a record level of 907,000 tonnes, in line with the mine plan.

Overall ore production rose slightly by 14%, to 11.9 million tonnes compared to 10.5 million tonnes during FY 2015-16. Production from the underground mines ramped up significantly during the year, with ore production and metal in concentrate (MIC) production from underground sources up by 44% and 32% respectively compared to previous year.

The increase was primarily due to higher production from the underground mines; in particular, from the Rampura Agucha underground and Sindesar Khurd mines.

Cumulative MIC production from the underground mines increased by 32% compared with the previous year. The share of mined metal production from underground mines increased to 52%. We achieved mined metal production in line with full year guidance, with second half production substantially higher than H1 FY 2016-17.

Integrated zinc metal production was lower by 12% y-o-y and integrated lead metal production was down by 1% y-o-y. This was due to lower availability of mined metal in H1, caused by the cyclical pattern of the Rampura Agucha open cast mine plan for the year.

Substantially higher mined metal production in H2 resulted in an increase in mined metal inventory, despite MIC sales of 26,000 tonnes during Q4. The closing stock of MIC was approx. 80,000 tonnes, which will be converted into refined metal in FY 2017-18.

We achieved a record level of integrated silver production of 14.55 million ounces, 7% higher y-o-y, driven by higher grades and greater volumes from Sindesar Khurd mine.

53

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

We closed the fourth quarter of the year with the highest-ever quarterly production performance, Mined metal stood at a record 312,000 tonnes, integrated zinc-lead metal production was at an all-time high of 260,000 tonnes and integrated silver production set a record of 4.47 million ounces. These increases were in line with the availability of mined metal, also supported by enhanced smelter efficiencies.

Prices

	FY 2016-17	FY 2015-16	% Change
Average zinc LME cash settlement prices US$/T	2,368	1,829	29.5%
Average lead LME cash settlement prices US$/T	2,005	1,768	13.4%
Average silver prices US$/ounce	17.8	15.2	16.7%

In CY2016, zinc prices rallied with zinc LME prices reaching a nine-year high of US$2,900 per tonne. Supply of zinc ore drastically reduced as a result of the mine cutbacks that gathered pace last year, following a sustained period of low prices. Zinc’s improving fundamentals, a weaker dollar and a low concentrate inventory all combined to propel the zinc rally and make it the most sought-after base metal. The zinc price averaged US$2,368 per tonne compared with US$1,829 per tonne last year; an increase of 30%.

Lead averaged US$2,005 per tonne compared with US$1,768 per tonne the previous year, which was an increase of 13%. This was primarily due to concentrate market supply constraints, owing to mine production cuts in 2015 and 2016.

Silver averaged US$17.8 per ounce compared with US$15.2 per ounce the previous year, rising by 17% y-o-y. According to the Silver Institute, silver will continue to benefit predominantly from higher industrial demand, notably in the solar sector.

Unit costs

	FY 2016-17	FY 2015-16	% Change
Unit costs (US$ per tonne)
Zinc (including royalty)	1,154	1,045	10.5%
Zinc (excluding royalty)	830	804	3.3%

The unit cost of zinc production increased by 11% to US$1,154 per tonne in FY 2016-17 compared with US$1,045 per tonne in FY 2015-16, due mainly to higher royalties driven by higher LME prices and Indian rupee depreciation.

Excluding royalties, the cost of zinc production increased from US$804 per tonne to US$830 per tonne. The increase was primarily driven by higher power costs, due to increased coal prices, metallurgical coke & commodity prices, mine development expenses and lower integrated production. This was partly offset by cost reduction initiatives for operational and commercial efficiencies.

According to the Wood Mackenzie report for CY 2017, Zinc India’s zinc composite cost of production remains in the first decile on the global cost curves position.

Out of the total cost of production of US$1,154 per tonne, total government levies were US$339 per tonne (FY 2015-16: US$277 per tonne), comprised mainly of royalty payments, the District Mineral Fund (DMF), the Clean Energy Cess, electricity duty and other taxes.

Financial performance

(In Rs. Crore, unless stated)

	FY 2016-17	FY 2015-16	% Change
Revenue	16,940.1	13,794.5	22.8%
EBITDA	9,527.8	6,495.4	46.7%
EBITDA margin (%)	56.2%	47.1%

54

Vedanta Limited Annual Report 2016-17

EBITDA in FY 2016-17 was Rs.9,528 Crore, an increase of 47% compared with FY 2015-16. The increase was primarily driven by better zinc, lead and silver prices, higher realised premia and rupee depreciation. However, these were marginally offset by lower metal volumes and higher cost of production.

Projects

The mining projects we have announced are progressing in line with the expectation of reaching 1.2 million tonnes per annum in FY 2019-20.

Zinc India’s successful transition from open cast to underground mining continues. When the mining expansion projects were announced in early 2013, share of mined metal from underground mines was 15%. This increased to 52% in FY 2016-17 and is expected to reach 80% in FY 2017-18 and 100% in FY 2018-19.

Total mine development during the year reached 66,545 metres, an increase of 15% on a year ago.

Mine development at the Rampura Agucha underground mine ranked at an all-time high of 5,309 metres in fourth quarter, after consistently exceeding the 4,000 metres benchmark for the previous four quarters. During the year, it produced 1.4 million tonnes of ore, compared with 0.2 million tonnes a year ago.

The sinking of the south ventilation shaft was completed during the year, following the sinking of the main shaft that reached the ultimate depth of 955 metres. Further commissioning of both production and service winders was completed during the year as shaft equipping work continued to progress satisfactorily. The underground mine achieved a record ore production run-rate of over 2 million tonnes per annum (mtpa) at the end of the fourth quarter.

At the Sindesar Khurd mine, environmental clearance was received in December 2016 for the expansion from 3.75 to 4.5 mtpa in ore production and beneficiation from 4.5 mtpa to 5 mtpa. The current mining run-rate is above 4 mtpa and is ahead of schedule. The winder foundation work for the shaft was completed during the year and head gear erection is nearing completion. The new mill of 1.5 mtpa capacity was completed in a record 14 months and was commissioned in January 2017.

At Zawar, environmental clearance of the 4 mtpa ore production and beneficiation was received in January 2017, and this was followed by consent to establish and operate. The mill expansion to 2.5 mtpa and the associated power upgrade project are at an advanced stage, with completion targeted at August 2017.

The Kayad project is now complete and the mine has attained its rated capacity of 1.0 mtpa.

In addition to the ongoing mining expansion projects, we started the Fumer project during the second half of the year, with duration of 18-20 months. This project will further improve cost and metal recoveries from the Company’s hydro plant and could be replicated in other hydro plants in the coming years. The work is progressing well and anticipated to be completed in mid-FY 2018-19.

In keeping with the Company’s commitment to green energy, we have successfully commissioned 16 MW of captive solar farms during the year, adding to the existing 273 MW Wind Power Plant (WPP). A unique feature of this project was set up on un-utilisable land like tailing dam and jarofix pond.

Exploration

During the year, gross additions of 26.4 million tonnes were made to reserves and resources (R&R), prior to depletion of 11.9 million tonnes. As at March 31, 2017, Zinc India’s combined mineral resources and ore reserves were estimated to be 404.4 million tonnes, containing 36.09 million tonnes of zinc-lead metal and 1,032 million ounces of silver. Overall mine-life continues to be more than 25 years.

Outlook

In FY 2017-18, mined metal production is expected to be higher than in FY 2016-17. Refined zinc-lead metal production will be around 950 kt, which will be evenly spread through the year. Silver production will be over c.15.0 million ounces (or 500 metric tonnes). Both the Rampura Agucha and Sindesar Khurd shafts are on track for completion in FY 2018-19.

During the year, gross additions of 26.4 Million tonnes were made to reserves and resources (R&R), prior to depletion of 11.9 Million tonnes.

55

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Share of mined metal from underground mining, which was 52% of total production in FY 2016-17, is expected to reach 80% in FY 2017-18 and 100% by FY 2018-19.

The cost of production excluding royalties is expected to be marginally higher based on current levels of coal and input commodity prices.

The capex on the ongoing mine expansion projects, the Fumer project and smelter de- bottlenecking will be around US$350 million in FY 2017-18.

Strategic priorities

•	To progress the brownfield expansion of underground mines to achieve 1.2 mtpa of mined zinc-lead, with mining projects completed in FY 2019-20;

•	Ramp-up underground mining in Rampura Agucha, Zawar and SK mine cluster;

•	Remain in the top cost decile with the focus on operational and commercial efficiencies;

•	Ramp up production volumes of silver; and

•	Continue our focus on adding more reserves and resources than we deplete, through exploration.

ZINC INTERNATIONAL

The year in summary

FY 2016-17 saw outright shortages in the supply side of zinc, making our major investment focus on Zinc International particularly well timed. Our Gamsberg project represents the largest undeveloped zinc deposit in the world. Pre-start activities progressed well during the year, with more than 15.5 million tonnes of rock excavated from the site.

Gamsberg is targeted to start production mid-CY 2018, and Skorpion’s mine life has been extended by three years. By investing at the right point in the cycle, we are well positioned to benefit from positive market fundamentals.

Safety

This year business has reported a small but positive reduction in lost time injuries, from 22 in FY 2015-16 to 18 in the reporting year. The frequency rate was 2.24 (FY 2015-16: 2.49).

Environment

The water recycling rate also showed an improvement, rising to 22% compared with 16% in FY 2015-16.

Production performance

	FY 2016-17	FY 2015-16	% Change
Total production (kt)	156	226	(30.9)%
Production – mined metal (kt)
BMM	70	63	11.2%
Lisheen	—	81	—
Refined metal Skorpion	85	82	4.1%

Operations

Production for FY 2016-17 was 31% lower than in FY 2015-16, due mainly to the closure of the Lisheen mine in Ireland in November 2015 after 17 years in operation. Excluding Lisheen, total production was 7% higher than FY 2015-16, primarily due to better performances from the Skorpion and Black Mountain Mines (BMM).

Skorpion production was 4% higher compared with FY 2015-16, driven by better grades and recoveries. This was partially impacted by material handling challenges due to ore being wetter than anticipated, and breakdowns at the acid plant which will undergo a 30-day maintenance shutdown in May 2017 to return it to its original capacity. This work will partially impact production from the refinery. In FY 2015-16, Skorpion’s production was impacted by the extended planned 30-day maintenance shutdown and by temporary industrial action.

At BMM, production was 11% higher than the previous year. Higher grades and improved recoveries were mainly driven by efficiency improvements on backfill, long-hole blasting and better availability of ore hoisting. During the year, we made significant progress in shifting the mining methodology from cut-and- fill to the more cost effective long-hole massive mining. March 2017 marked the highest metal production in five years, with Q4 FY 2016- 17 delivering record quarterly production of 20,000 tonnes.

56

Vedanta Limited Annual Report 2016-17

Unit costs

	FY 2016-17	FY 2015-16	% Change
Zinc (US$ per tonne) Unit cost	1,417	1,431	(1.0)%

The unit cost of production decreased by 1% to US$1,417 per tonne from the previous year’s US$1,431 per tonne. Excluding Lisheen, the unit cost of production was lower by 7% at US$1,417 per tonne from US$1,521 per tonne last year. This was driven by higher production, lower treatment and refining charges (TC/RCs), commercial cost saving initiatives and local currency depreciation.

Financial performance

(In Rs. Crore, unless stated)

	FY 2016-17	FY 2015-16	% Change
Revenue	2,230.2	2,563.1	(13.0)%
EBITDA	928.5	440.8	—
EBITDA margin	41.6%	17.2%	—

During the year, revenue was reduced to Rs.2,230 Crore, mainly because of lower volumes due to the closure of the Lisheen mine and delay in concentrate shipments, but partially offset by better realised prices. In FY 2016-17, EBITDA was more than double to Rs.929 Crore from Rs.441 Crore in FY 2015-16, driven mainly by higher zinc and lead prices, lower TC/RCs, a one-off insurance claim refund at Scorpion Zinc and a royalty refund at BMM. These were partly offset by the Lisheen mine closure and delay of a concentrate shipment at BMM.

Projects

As part of our strategic growth priorities, the Gamsberg project is of the utmost importance. As we communicated last year, pre-start activities and waste-stripping at the project have progressed well. To date, we have excavated over 15.5 million tonnes of waste rock. All major orders for the integrated process plant, water and power, mining and other prestart activities have already been placed. Major contractors have been mobilised to the site.

The first phase of the project is expected to have a mine life of 13 years, replacing the production lost by the closure of the Lisheen mine and restoring volumes to over 300,000 tonnes per annum (tpa). There is also significant potential for further expansion at the Gamsberg North deposit.

First production is on track for mid-CY 2018, with 9-12 months for ramp-up to full production of 250 ktpa.

At Skorpion, the Pit 112 project is progressing well and all equipment will be in place by Q1 FY 2017-18. This project, which involves high wall push back of the existing pit, will increase the mine life from 0.5 years to 3 years and increase current reserves from 0.9 million tonnes (at 6.5% grade) to 4.2 million tonnes (at 9.9% grade).

Outlook

In FY 2017-18, production volumes are expected to be around 160 ktpa. Mine life expansion at Skorpion is being evaluated.

The cost of production is expected to be around US$1,500 per tonne, higher due to appreciating local currency, higher throughput and significant investment in exploration.

Strategic priorities

•	To deliver the Gamsberg project with targeted first production by mid-CY2018;

•	To extend the mine life at Skorpion by investing into Pit 112 lay-back with high wall push back;

•	Carrying out a project study for Swartberg Phase II and Gamsberg Phase II to extend the life of Black mountain complex; and

•	Focused local exploration programme.

IRON ORE

The year in summary

We can report a productive year from our Iron Ore business, with full permitted allocations achieved at both our Goa and Karnataka mines.

Gamsberg in South Africa is one of the world’s largest undeveloped Zinc deposit. During the year we made significant progress on the project and is on track to commence production in mid CY2018.

57

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

This, combined with improving realised prices, boosted revenues and EBITDA.

Against this positive backdrop, we continue to engage with both state Central government and Supreme Court with the objective of securing increased allocations, ramped-up volumes and lower production cost.

Safety

We are deeply saddened to report a fatality at our Karnataka mining operation wherein a vehicle collided with an employee, resulting in a fatal accident. This led us to review and strengthen our overall systems some of the initiatives are as under.

1.	Designing and implementation of HEMM parking yard across all mines.

2.	Institutionalisation of “Take 5” and safety pause.

3.	Strengthening “one day safety officer” and “Monthly theme based safety” drive.

4.	Introducing “Simulator” for enhancing safe driving skills.

5.	Training on “defensive driving” by “Institute of road traffic education”.

6.	Checking the CAPA compliance for the last 5 years Major Incidents/HIPOs/Safety alerts.

We continue to invest time, effort and resources to make our business and behaviours safer.

Environment

It is our endeavour to make our operations ZERO discharge. At this point, the entire processed water from mines, plants and value added business is recycled and reused as a part of the process, except for blow down of cooling tower of power plant which is treated and discharged as per consent condition.

Some of the initiatives during the reporting period are as under.

•	Biodiversity studies across all our mines in Goa, with the aim of integrating biodiversity conservation during the operational phase, and at closure.

•	Installation of wheel wash systems at all mine exits.

•	Truck mounted road sweeping machines across major transport routes.

•	Fixed dust suppression systems on identified stretches.

•	Additional bag houses to capture graphite dust at VAB.

•	Development of Green belt across VAG.

•	Creation of rain water harvesting ponds in the nearby villages at our Karnataka mines which will help recharging of ground water.

Production performance

	FY 2016-17	FY 2015-16	% Change
Production (dmt)
Saleable ore	10.9	5.2	—
Goa	8.8	2.2	—
Karnataka	2.1	3.0	(30.0)%
Pig iron (kt)	708	654	8.2%
Sales (dmt)			—
Iron ore	10.2	5.3	91.0%
Goa(1)	7.4	2.2	—
Karnataka	2.7	3.1	(12.9)%
Pig iron (kt)	714	663	7.6%

Operations

At Goa, production was 8.8 million tonnes and sales were 7.4 million tonnes during FY 2016-17. We achieved our annual mining allocation of 5.5 million tonnes in January 2017. The Goa Government granted an additional allocation of 2.6 million tonnes in Q4 FY 2016-17. Production in FY 2015-16 was significantly lower as we were ramping up after the lifting of the mining ban in August 2015.

At Karnataka, production was 2.1 million tonnes with sales of 2.7 million tonnes during FY 2016-17. Sales included 0.7 million tonnes of opening ore inventory. Environmental Clearance (EC) annual capacity of 2.29 million tonnes was achieved during the year and we continue to engage with the Government to enhance the mining capacity in Karnataka.

During the year, production of pig iron ramped up from the previous year’s 654,000 tonnes to a record 708,000 tonnes, with higher plant availability.

Prices

Prices for 62Fe grade averaged US$67.8 per tonne CFR basis, up by 30% in FY 2016-17 compared to prior year. The net realisation after freight for 56Fe grade was around US$39 per tonne for FY 2016-17. The realisation for Goa ore was also lower due to the 10% Goa Permanent Fund.

58

Vedanta Limited Annual Report 2016-17

In FY 2016-17, the price recovered, following lower production forecasts compared to the earlier guidance from the majors Iron Ore mining companies, and an uptick in Chinese demand. The main driver of this price increase was a rebounding of the billet and futures market.

Also, the Chinese Government announced deadlines to halt substandard steel production of induction furnaces; this resulted in incentives for blast furnaces to increase steel production to compensate for this loss. This resulted in increase in demand for iron ore demand and a rise in iron ore and steel futures market.

Currently, the realisation for 56Fe has softened due to the surge in steel inventory and inventory of IO at steel mills and ports in China.

Because of its logistical proximity to the port and inland waterways, Vedanta’s iron ore business in Goa caters primarily for the global seaborne trade. Goa low-grade exports are primarily destined for Chinese steel mills that are able to blend the low grades with other high-grade expensive ores from Brazil, Australia or within China.

In contrast, the iron ore business in Karnataka caters primarily for the domestic steel industry in the state of Karnataka, within a 200 km radius of the mine.

Karnataka ex-works realisation was US$18.1 per tonne for FY 2016-17, as domestic prices are largely determined by government mining companies and local supply and demand factors.

The value added business (Pig iron) margin reduced from US$72 per tonne in FY 2015-16 to US$51 per tonne, primarily due to higher coking coal prices.

To enhance environmental clearance limits in both Goa and Karnataka and ramp up to full capacity is one of our key strategic priorities.

Financial performance

(In Rs. Crore, unless stated)

	FY 2016-17	FY 2015-16	% Change
Revenue	4,129.0	2,291.6	80.2%
EBITDA	1,322.4	432.6	—
EBITDA margin	32.0%	18.9%	—

In FY 2016-17, EBITDA increased to Rs.1,322 Crore compared with Rs.433 Crore in FY 2015-16. The increase was due mainly to volume ramp-up and better price realisations, partly offset by higher met coke prices.

Outlook

The Company has been engaging with the respective State governments to increase the mining cap in Goa and Karnataka.

The State of Goa is seeking the intervention of the Honourable Supreme Court to accept the recommendation of the Expert Committee for a higher limit of 37 million tonnes per annum for the state. The Government of Goa has asked mining companies to aim for cumulative production of 8 million tonnes during Q1 FY 2017-18.

Iron ore production in Karnataka has reached close to 30 million tonnes. We are continuously engaging with government for our EC enhancement from 2.29 million tonnes per annum to 6 million tonnes per annum.

To be ready for future production growth, we will debottleneck the capacity at pig iron plant furnaces from 785 kt to 890 kt.

Strategic priorities

•	To enhance environmental clearance limits in both Goa and Karnataka, and ramp up to full capacity;

•	To achieve focused cost reduction through various operational and commercial initiatives; and

•	To increase our footprint in iron ore by continuing to participate in auctions across the country;

59

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

FY 2016-17 was a strong year for Copper India from a volume perspective where record delivery of copper cathodes and phosphoric acid were achieved.

COPPER – INDIA / AUSTRALIA

The year in summary

FY 2016-17 was a strong year for Copper India from a volume perspective where record delivery of copper cathodes and phosphoric acid were achieved.

Although the unit conversion costs were higher, these were partially offset by various operational efficiencies. The business was also successful in reducing environmental waste, and making measurable improvements in safety.

With positive fundamentals in place, we will now be exploring the feasibility of expanding our smelter capacity.

Safety

Consistent with the previous year, our lost time injuries again numbered four, with the frequency rate standing at 0.37 (FY 2015-16: 0.49).

Production performance

During the year we launched a number of safety programmes, including one focusing on the basic and essential area of knowing how to treat tools properly and safely. One example was the ‘Centralisation of Lifting Tools and Tackles’, with the emphasis on the pre- and post-use of all relevant lifting tools and tackles, including proper handling, storage, tracking and competency certification.

Environment

The water recycling rate recorded for the reporting year was 13%, compared with 18% in the previous year. The waste recycling rate stood at 101.18%, due to the additional recycling of historic as well as current operational waste stored at the site.

	FY 2016-17	FY 2015-16	% Change
Production (Kt)	402	384	4.9%
India – cathode

Operations

In FY 2016-17, copper cathode production achieved a record level of 402,000 tonnes through in-house technological upgrades at the refinery that raised the previous design level density of 310 Amp/m2 to 350 Amp/m2. This was offset by lower copper grades and a few unplanned outages spread over the year.

Our plant utilisation touched a record level of 94% with overall equipment effectiveness (OEE) of 86%. Sulphuric Acid availability was at record levels 100% throughout the year.

In FY 2016-17, phosphoric acid production was at 200,000 tonnes, its highest ever.

Additionally, as a process enhancement and with the objective of reducing environmental waste, scrubber cakes generated at the smelter were transformed from a hazardous to a non-hazardous state through the installation of bag houses before the scrubbers. This has led to a significant reduction of hazardous cake generation, enhancing secured land fill (SLF) life. We continued to focus on safety and

Price

environmental performance. There were zero liquid discharges, and we recorded our lowest ever lost time injury frequency rate (LTIFR) and total injuries down by almost 50%.

The 160 MW power plant at Tuticorin operated at a plant load factor (PLF) of 56% in FY 2016-17 compared with 71% in FY 2015-16. This was primarily due to a lower offtake from the Tamil Nadu Electricity Board (TNEB) and the Telangana State Electricity Board (TSEB), owing to weaker power demand in the region.

The Company entered into a contract with TSEB for power supply from June 2016 to May 2017, following the completion of the sales contract with TNEB. The Company is entitled to compensation at 20% of the contracted rate for offtake below 85% of the contracted quantity.

Our copper mine in Australia has remained under extended care and maintenance since 2013. We continue to evaluate various options for its profitable restart given the current favourable government support and prices.

	FY 2016-17	FY 2015-16	% Change
Average LME cash settlement prices (US$ per tonne)	5,152	5,211	(1.1)%
Realised TC/RCs (US cents per lb)	22.4	24.1	(7.2)%

60

Vedanta Limited Annual Report 2016-17

In CY 2016, world mined production of copper is estimated to have risen by 5.2% to 20.18 million tonnes, while refinery production is estimated to have increased by 4.3% to 22.855 million tonnes. World refined copper consumption grew by 2.5% in 2016 while that of China, the largest consumer of copper, grew by 4.9%. Also, the materially stronger fundamental developments that contributed to this surge has increased demand in China, due to a greater impact of government stimulus on the power grid investments, as well as higher- end use demand, particularly for appliances and consumer goods. Copper prices have also firmed up on the prospects of infrastructure plans in the US.

Average LME copper prices decreased by 1.1% and treatment and refining charges (TC/RCs) reduced by 7.2% compared with FY 2015-16.

In concentrates, annual benchmark settlements for CY 2017 concluded at 92.5/9.25 TC/RCs of payable copper. This is approximately a 5% reduction over the previous year, mainly due to mine disruptions resulting in a decline in concentrate availability. Mine supply of copper concentrate has been significantly affected by disruptions such as the suspension of exports from PT Freeport Indonesia and a strike at the Escondida mine during Q4 2016-17. Conventional disruptions in concentrate production for CY 2016 was 925 kt. Additions to the global mine supply of concentrate, such as through new mine projects and expansions, outpaced the increase in smelter capacity in 2016. This situation is set to reverse from 2017 as the current wave of mine construction comes to an end, while Chinese primary smelter capacity continues to grow.

Unit costs

	FY 2016-17	FY 2015-16	% Change
Unit conversion costs (CoP) - (US cents per lb)	5.0	3.2	56.3%

At the Tuticorin smelter, the cost of production increased from US cents 3.2 per lb to US cents 5.0 per lb, due mainly to lower by-product credits, higher petro prices and an increased Clean Energy Cess on coal.

According to the Wood Mackenzie report CY2017, we are positioned in the first quartile of the cost curve.

Sulphuric acid realisation was impacted significantly with Abu Dhabi National Oil Company (ADNOC) prices reduced from US$142 per tonne to US$84 per tonne year-on-year.

Financial performance

(In Rs. Crore, unless stated)

	FY 2016-17	FY 2015-16	% Change
Revenue	21,017.6	20,928.8	0.5%
EBITDA	1,692.8	2,207.6	(23.3)%
EBITDA margin	8.1%	10.5%	—

During the year, EBITDA was Rs.1,693 Crore, a decrease of 23% on the previous year’s Rs.2,208 Crore. The reduction was mainly due to lower TCs/RCs and lower by-product credits, the Clean Energy Cess on coal consumed in Thermal Power Plant (TPP), and one-off benefits of the Target Plus export incentive scheme which was recognised in the previous year. These were partially offset by improved operational efficiencies.

61

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Outlook

Production is expected to remain at around 400,000 tonnes.

Strategic priorities

•	To set up a brownfield 400 ktpa capacity copper smelter;

•	To sustain operating efficiencies, reducing our cost profile; and

•	A continuous upgrade in technology to ensure high quality products and services that sustain market leadership and surpass customer expectations.

ALUMINIUM

The year in summary

We can look back on FY 2016-17 with satisfaction: we achieved record production of aluminium and alumina, leading to a strong growth in revenues and EBITDA with ramp-up of capacities. This was despite pot outages at Jharsuguda and BALCO. However, many were returned to production during the reporting year and we anticipate all being back in service by Q3 this year.

Indeed, we are now well on the way to achieving our target aluminium volume of 1.5 to 1.6 mtpa (excluding trial run) in FY 2017-18, with lower costs aided by improving supplies of local bauxite and coal. The higher volumes will also deliver valuable economies of scale.

Safety

We have recorded 15 lost time injuries in FY 2016-17 (FY 2015-16: 13). The frequency rate was increased to 0.32 compared to 0.29 in the previous year. We are targeting an improvement, on the back of a number of safety programmes initiated during the year to promote employee health, safety and well-being.

These activities included an extensive Making Better Risk Decisions (MBRD) programme where we trained our 200 frontline leaders across the aluminium businesses including BALCO. We also focused on identifying and mitigating risks, conducting workshops on Experience Based Quantification (EBQ).

Environment

Controlling emissions was a focus during the year with workshops on high PM emissions and pot line FTP stack emissions.

Waste management is also an area where we are seeking continuous improvement.

During FY 2016-17 we recycled 37.1 % of waste products. This compared to 34% in the previous year.

Production performance

	FY 2016-17	FY 2015-16	% Change
Production (kt)
Alumina – Lanjigarh	1,208	971	24.4%
Total aluminium production	1,213	923	31.4%
Jharsuguda I	525	516	1.9%
Jharsuguda II(1)	261	76	—
BALCO I	256	257	(0.4)%
BALCO II(2)	171	75	—
BALCO 270 MW(3)	—	169	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units)(3)	511	—	—

(1)	Including trial run production of 95 kt in FY 2016-17 vs. 51 kt in FY 2015-16
(2)	Including trial run production of 47 kt in FY 2016-17 vs. Nil in FY 2015-16
(3)	Jharsuguda 1,800 MW and BALCO 270 MW have been moved from the Power to the Aluminium segment from April 1, 2016.

OPERATIONS

Alumina refinery: Lanjigarh

At Lanjigarh, production ramped up with the restarting of the second stream of the refinery during Q1 FY 2016-17. In FY 2016-17, the alumina refinery produced 1,208,000 tonnes, up 24% on FY 2015-16. We ended March 2017 at a run rate of 1.4 million tonnes. The refinery currently has a debottlenecked capacity of 1.7-2.0 million tonnes per annum. Approval was received to expand to 4 million tonnes per annum, and this will be considered when we have further visibility on bauxite sources.

Aluminium smelters

We achieved record annual production of 1.2 million tonnes of aluminium in FY 2016-17, with an exit run-rate of 1.4 million tonnes per annum (excluding trial run production) in March 2017.

Jharsuguda I & II Smelters

The Jharsuguda-I smelter was stable at 525,000 tonnes during FY 2016-17. However, it suffered an unfortunate pot outage incident in April 2017. 228 pots out of the total 608 pots were taken out of production. There were no injuries in the incident. The impacted pots will be repaired over the next few months, and put back into production. The commissioning of pots at the first line of the 1.25 mtpa Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by pot outages during the year. The impacted pots are currently being rectified, with 80 of 336 pots restarted in May 2017, and we expect to be fully ramped up during Q3 FY 2017-18. The second line is fully completed with 336 pots operational and the ramp up of the third line began at the end of December 2016. Currently 139 pots are operational, and full ramp-up is expected by Q3 FY 2017-18.

62

Vedanta Limited Annual Report 2016-17

BALCO I & II smelters

Production was stable at 256,000 tonnes in BALCO-I during the year. The BALCO-II smelter was fully commissioned, with all 336 pots operational in August 2016. However, this was impacted by a pot failure incident in September 2016 and 168 pots were taken out of production. All 336 pots are fully operational by the end of March 2017 and expected to be capitalised in Q1 FY 2017-18, upon stabilisation.

The rolled product facility at BALCO, which was temporarily shut down in Q2 FY 2015-16, restarted operations during Q2 FY 2016-17 following optimisation of its cost structure.

Production was 18,000 tonnes during the year.

Captive power plant

Jharsuguda - 1,800 MW

Power sales from the Jharsuguda 2,400 MW (4x600 MW) power plant were historically reported in the Power segment until Q4 FY 2015-16. However, effective from April 1, 2016, the surplus power sales from 1800 MW of the capacity has been reported in the Aluminium segment, since the plant has been converted to a captive power plant (CPP)

for the Jharsuguda-II smelter. One unit of 600 MW, which has been tied up for power to sales to GRIDCO, will continue to be reported in the Power segment.

During FY 2016-17, there were lower external sales of 511 million units from the 1,800 MW Jharsuguda power plant due to a weak short term power market. However, the plant loading factor (PLF) will continue to increase as we ramp up the Jharsuguda-II smelter.

BALCO 270 MW

Similarly, the 270 MW CPP at BALCO was moved to the Aluminium segment from April 1, 2016.

This power unit will be used as a backup power source for the smelters, and will remain on standby. Sales were therefore nil during the year.

Coal linkages

The Company has secured coal linkages of 6 mtpa through auctions in Q2 FY 2016-17 for the CPPs at BALCO and Jharsuguda. Supply from these linkages started in November 2016, and 2.0 million tonnes of coal were received during the year.

We achieved record annual production of 1.2 million tonnes of Aluminum in FY 2016-17, with exit run rate 1.4 million tonnes per annum in March 2017.

Price

	FY 2016-17	FY 2015-16	% Change
Average LME cash settlement prices (US$ per tonne)	1,688	1,590	6.2%

Average LME prices for aluminium for the year stood at US$1,688 per tonne, up 6.2% on the previous year’s US$1,590 per tonne. During the year, aluminium traded at a two-year high of US$1,900 per tonne. Support was driven by the Chinese Government’s pledge in late 2016 to clamp down on pollution, as well as expectations of a significant increase in infrastructure spending following the US presidential election.

Unit costs

	FY 2016-17	FY 2015-16	% Change
Alumina cost (ex-Lanjigarh)	282	315	(10.6)%
Aluminium hot metal production cost	1,463	1,572	(6.9)%
Jharsuguda CoP	1,440	1,519	(5.2)%
BALCO CoP	1,506	1,659	(9.2)%

63

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

We are committed to accelerate our journey to achieve 2.3 mtpa of Aluminium production. Our ramp-up at Aluminum, will contribute significantly to group’s total EBITDA in the coming years.

During FY 2016-17, the alumina cost of production (CoP) was US$282 per tonne, compared with US$315 per tonne in FY 2015-16. The decrease was mainly due to double-stream operations leading to cost optimisation, a lower bauxite cost driven by higher quality bauxite, lower caustic cost with better silica and operating efficiencies, and rupee depreciation.

In FY 2016-17, the total bauxite requirement of about 3.4 million tonnes was met from three sources: captive mines 31%, domestic sources 23% and imports 46%. In the previous year, each made an equal, one-third contribution.

The other key raw material – coal – was secured from a combination of secured coal linkages, e-auctions, ad-hoc allocation and imports.

Financial performance

(In Rs. Crore, unless stated)

The hot metal CoP at Jharsuguda was US$1,440 per tonne, down from US$1,519 in FY 2015-16.

The decrease was primarily due to lower alumina cost, volume ramp-up, rupee depreciation, and the implementation of various cost-saving initiatives. These were partially offset by regulatory headwinds of the Clean Energy Cess, electricity duty and power imports required during power outages.

The cost of production at BALCO reduced to US$1,506 per tonne from US$1,659 in FY 2015-16. This decrease was due to lower power costs driven by secured coal linkages; the shifting of power generation to the more efficient, newly constructed 600 MW CPP; input commodity deflation; currency depreciation; and various cost saving initiatives.

	FY 2016-17	FY 2015-16	% Change
Revenue	13,686.2	11,090.9	23.4%
EBITDA	2,305.7	654.9	—
EBITDA margin	16.4%	5.9%	—

EBITDA was higher at Rs.2,306 Crore compared with Rs.655 Crore in FY 2015-16, driven mainly by volume ramp-up, increased LME, input commodity deflation, improved product mix, rupee depreciation and cost savings initiatives. An additional one-off charge of Rs.235 Crore was recorded in FY 2015-16 relating to Renewable Power Obligations which was incurred in the previous financial years.

Outlook

Volume and cost

In FY 2017-18, aluminium volume is expected to be in the range of 1.5 to 1.6 million tonnes (excluding trial run) with the fully ramped-up BALCO II smelter and the progressive ramp- up of balance lines at the 1.25 million tonnes Jharsuguda-II smelter. With continued focus on cost reduction, a hot metal cost is expected to be in the range of US$1,475-1,500 per tonne with Q1 FY 2017-18 likely to be higher.

Alumina

During FY 2017-18, the Company will continue to double-stream operations to support the aluminium pot ramp-ups with debottlenecked capacity of 1.7 - 2.0 million tonnes per annum. The main sources of bauxite will be a mix of mines at BALCO, and the balance will be met from laterite mines, other domestic sources and imports.

Coal

Multiple initiatives are being taken to meet our coal requirements. We will source our overall coal mix from the secured 6 million tonnes of coal linkages, low-cost imports and auctioned coal to optimise the cost in FY 2017-18.

Strategic priorities

•	Full capacity ramp-up at the Jharsuguda II and BALCO II smelters 2.3 MTPA;

•	Bauxite sourcing and supply chain;

•	Expanding the Lanjigarh refinery to 4 million tonnes; and

•	Reducing hot metal cost by optimising raw material sourcing, and through various cost reduction initiatives.

POWER

The year in summary

A series of positive metrics underpinned a successful FY 2016-17 in Power with entire power assets were operational; Talwandi Sabo attained record plant availability in fourth quarter with all units functioning; For Balco and Jharsuguda IPP plants, there was less reliance on imported coal.

64

Vedanta Limited Annual Report 2016-17

Safety

A broadly consistent year in terms of lost time injuries: 1 took place during the year, compared to 2 in FY 2015-16. The frequency rate was decreased as 0.09 compared to 0.18 previously.

At MALCO energy we implemented the SAP EHS Module, to provide us with tighter control and better data on safety observations, the Risk Register, Work Clearance Management (WCM) and incident investigations.

We also conducted workshops on Experience Based Quantification (EBQ), and on high PM emissions and pot line FTP stack emissions with participants from TSPL and other power plants.

Environment

One of the main environmental challenges for power plants is the management and recycling of fly ash. We were pleased to record an improvement in our overall waste recycling rate, from 44.34% in FY 2015-16 to 54.84% in this reporting year.

We also saw an improvement in the way we collect, recycle and reuse water. The rate rose to 11% in FY 2016-17 compared to 6% in the previous year.

Production performance

	FY 2016-17	FY 2015-16	% Change
Total power sales (MU)	12,916	12,121	6.6%
Jharsuguda 600 MW* 6	3,328	7,319	(54.5)%
BALCO 600 MW	2,609	1,025	—
BALCO 270 MW* 6	—	169	—
MALCO	190	402	(52.7)%
HZL wind power	448	414	8.2%
TSPL	6,339	2,792	—
TSPL – availability	79%	80%

*	Jharsuguda 1,800 MW and BALCO 270 MW have been moved from the Power to the Aluminium segment from April 1, 2016.

Operations

In FY 2016-17, power sales were higher at 12,916 million units compared with 12,121 million units in FY 2015-16, driven by commissioning of additional units at Talwandi Sabo Power Limited (TSPL) and BALCO over the last year. The Jharsuguda 1,800 MW and BALCO 270 MW smelters have been moved from the Power segment to the Aluminium segment, effective from April 1, 2016.

The Jharsuguda 600 MW power plant operated at a lower plant load factor (PLF) of 68% in FY 2016-17 (FY 2015-16: 71%).

Power sales from TSPL were significantly higher during the year at 6,339 million units, with all three units fully operational. The third 660 MW unit achieved its commercial operation date (COD) on August 24, 2016 and was capitalised on 1 September 2016. The plant achieved full ramp-up during FY 2017, and had record availability of 85% in Q4. The power purchase agreement with the Punjab

State compensates Vedanta based on the availability of the plant. In April 2017, a fire took place in the coal handling facility of the power plant. This has resulted in a shut-down of all three units of the power plant for around 60 days. There were no injuries in the incident and the operational team is working towards rectification, and a safe and swift restart.

The 600 MW BALCO IPP units (2x300 MW) operated at a PLF of 58% in FY 2016-17, due to the weak power market.

The MALCO power plant operated at a lower PLF of 23% in FY 2016-17 compared with 48% in FY 2015-16, due to a lower offtake from the Telangana State Electricity Board (TSEB). We entered into a contract with TSEB for power supply from June 2016 to May 2017, following the completion of the earlier sales contract with the Tamil Nadu Electricity Board. However, we are entitled to compensation at 20% of the contracted rate for any offtake below 85% of the contracted quantity.

65

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Unit sales and costs

	FY 2016-17	FY 2015-16	% Change
Sales realisation (US cent/kwh)[1]	4.2	4.5	(6.4)%
Cost of production (US cent/kwh)[1]	3.1	3.3	(4.5)%
TSPL sales realisation (US cent/kwh)[2]	7.0	6.6	5.4%
TSPL cost of production (US cent/kwh)[2]	5.6	5.4	4.8%

(1)	Power generation excluding TSPL
(2)	TSPL sales realisation and cost of production is considered above based on availability declared during the respective period

Average power sales prices, excluding TSPL, were lower in FY 2016-17 at US cents 4.2 per kwh (FY 2015-16: US cents 4.5 per kwh) primarily due to softening rates in the open access power market.

During FY 2016-17, average power generation costs excluding TSPL improved to US cents 3.1 per kwh (FY 2015-16: US cents 3.3 per kwh) mainly due to increased generation from the newly commissioned and more energy- efficient BALCO Power Plant.

TSPL’s average sales price was higher at US cents 7.0 per kwh compared with US cents 6.6 per kwh in FY 2015-16, and power generation cost was higher at US cents 5.6 per kwh compared with US cents 5.4 per kwh in the previous year, driven mainly by increased coal prices.

Financial performance

(In Rs. Crore, unless stated)

	FY 2016-17	FY 2015-16	% Change
Revenue	5,608.0	4,642.9	20.8%
EBITDA	1,642.5	1,294.4	26.9%
EBITDA margin	29.3%	27.9%	—

EBITDA improved by 27%, driven mainly by extra power sold from the commissioning of additional capacities at TSPL and BALCO, despite the weaker demand.

Outlook

During FY 2017-18, we will remain focused on increasing the plant availability and increased sales from fully commissioned capacities at BALCO and TSPL plant availability above 75%.

Strategic priorities

•	Tie up balance capacity under long- or medium-term open access for BALCO;

•	Achieve over 90% availability;

•	Achieve successful outcome in regulatory matters; and

•	Tie-up for power sales at MALCO.

PORT BUSINESS

Vizag General Cargo Berth (VGCB)

During FY 2016-17, VGCB operations showed a decrease of 38% in discharge as well as in dispatch, compared with FY 2015-16. This was mainly due to reduced coal imports, driven by higher coal prices and a weaker power market. The dispatch tonnage decreased by 38% to 4.4 million tonnes (FY 2015-16: 7.1 million tonnes) and generated an EBITDA of US$1 million.

VGCB is one of the deepest coal terminals on the eastern coast of India, which enables the docking of large Cape-size vessels.

Mormugao Port, Goa

Sterlite Ports has been awarded the project to design, build and operate a multi-cargo port terminal in Mormugao Port, Goa, with 19 million tonnes per annum capacity, to handle iron ore, coal and other commodities.

Visakhapatnam and Goa together will place Vedanta Limited in the major league of port infrastructure operators, with combined handling capacity of 33 million tonnes.

66

Vedanta Limited Annual Report 2016-17

MANAGING OUR RISKS

Governance

As a global natural resources organisation, our businesses are exposed to a variety of risks. We recognise the importance of identifying and actively managing the risks facing the organisation. It is therefore essential to have in place the necessary systems and a robust governance framework to manage associated risks, while balancing the relative risk reward equation demanded by stakeholders.

Our risk management framework serves to identify, assess and respond to the principal and emerging risks facing the Group’s businesses. It is designed to be simple and consistent and provide clarity on managing and reporting risks to the Board. Our management systems, organisational structures, processes, standards and Code of Conduct and Ethics together form the system of internal control that governs how the organisation conducts its business and manages the associated risks. The Board regularly reviews the internal control system to ensure that it remains effective. The Board’s review includes the Audit Committee’s report on the risk matrix, significant risks and actions put in place to mitigate these risks.

Any weaknesses identified by the review are addressed by enhanced procedures to strengthen the relevant controls and these are in turn reviewed at regular intervals.

The effective management of risk is critical to support the delivery of the Group’s strategic objectives. Risk management is therefore embedded in critical business activities, functions and processes. The risk management framework helps the organisation meet its objectives by aligning operating controls with the mission and vision of the Group set by the Board. Materiality and risk tolerance are key considerations in our decision-making. The responsibility for identifying and managing risk lies with all the managers and business leaders.

The Board has the ultimate responsibility for management of risks and for ensuring the effectiveness of internal control systems. The Risk Management Framework is designed to manage rather than eliminate the risk of failure to achieve business objectives, and provides reasonable and not absolute assurance against material misstatement or loss. The Audit Committee aids the Board in this process by identification and assessment of any changes in risk exposure, review of risk control measures and of remedial actions, where appropriate.

The Audit Committee is in turn supported by the Risk Management Committee which assists the Audit Committee in evaluating the design and operating effectiveness of the risk mitigation programme and the control systems. The Risk Management Committee (RMC) comprise of Group Chief Executive Officer, Group Chief Financial Officer, Director of Finance and Director - Management Assurance meets every quarter. The Group Head of HSE is invited to attend these meetings. RMC discusses key events impacting the risk profile, emerging risks and progress against planned actions.

In addition to the above structure, other key risk governance and oversight committees include the following:

•	CFO Committee which has an oversight of the treasury related risks. This committee comprises the Group CFO, business CFOs, Group Treasury Head and Treasury Heads at the respective businesses

•	Group Capex Sub-Committee which evaluates the risks while reviewing any capital investment decisions and institutes a risk management framework in expansion projects

The Group has a consistently applied methodology for identifying risks at the individual business level for existing operations and for ongoing projects.

Our risk management framework serves to identify, assess and respond to the principal and emerging risks facing the Group’s business and is designed to be simple and consistent and provide clarity on managing and reporting risks to the Board.

67

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

At a business level, formal discussions on risk management occur at review meetings held at least once a quarter. The respective businesses review their major risks, and changes in their nature and extent since the last assessment, discuss the control measures which are in place and further action plans.

The control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their effectiveness. These meetings are chaired by business chief executive officers and attended by CXOs, senior management and appropriate functional heads.

Risk officers have been formally nominated at each of the operating businesses as well as at Vedanta level whose role is to create awareness of risks at senior management level and to develop and nurture a risk management culture within the businesses. Risk mitigation plans form an integral part of the performance management process. Structured discussions on risk management also happen at business level with regard to their respective risk matrix and mitigation plans. The leadership team in the businesses is accountable for governance of the risk management framework and they provide regular updates to the RMC.

Each of the businesses have developed its own risk matrix of Top 20 risks which is reviewed by their respective management committee/ executive committee, chaired by their respective chief executive officers. In addition, each business has developed its own risk register depending on the size of its operations and number of SBUs/locations. This element has been an important component of the overall internal control process by which the Board obtains assurance. The scope of work, authority and resources of Management Assurance Services (MAS) are regularly reviewed by the Audit Committee. The responsibilities of MAS include recommending improvements in the control environment and reviewing compliance with our philosophy, policies and procedures.

The planning of internal audit is approached from a risk perspective. In preparing the internal audit plan, reference is made to the risk matrix, inputs are sought from senior management, project managers and members of the Audit Committee. In addition, reference is made to past audit experience, financial analysis and the current economic and business environment.

Each of the principal subsidiaries has in place procedures to ensure that sufficient internal controls are maintained. These procedures include a monthly meeting of the relevant management committee and quarterly meeting of the audit committee of that subsidiary.

Any adverse findings are reported to the Audit Committee. The Chairman of the Audit Committee may request MAS and/or the external auditor to focus their audit work and report to him on specific areas of risk identified by the risk management and internal control framework. The findings by MAS are presented monthly to the Executive Committee and to the Audit Committee periodically. Due to the limitations inherent in any system of internal control, this system is designed to meet the Group’s particular needs and the risks to which it is exposed rather than eliminate risk altogether. Consequently it can only provide reasonable and not absolute assurance against material misstatement or loss.

68

Vedanta Limited Annual Report 2016-17

Risk and Impact	Risk direction	Mitigation

Access to capital

The Group may not be able to meet its payment obligations when due or be unable to borrow funds in the market at an acceptable price to fund actual or proposed commitments. A sustained adverse economic downturn and/ or suspension of its operation in any business, effecting revenue and free cash flow generation, may cause stress on the Company’s financing and covenant compliance and its ability to raise financing at competitive terms. Any constraints on upstreaming of funds from the subsidiaries to the Group may affect the liquidity position at the Group level.

1. Focused team working on completing the near term refinancing, reducing cost of borrowing, extending maturity profile & deleveraging the balance sheet.
2. Track record of good relations with banks and of raising borrowings in last few years.
3. Structured ramp-up of facilities to give better margins and help in loan repayments/interest servicing.
4. Regular discussions with rating agencies. Ratings have been upgraded.

5.     Vedanta Limited – Cairn merger has become effective. The merger with Vedanta Ltd will de-risk Cairn India by providing access to a portfolio of diversified Tier-I, low cost, long-life assets, to deliver significant near term growth, while retaining the substantial upside from our oil & gas business.

6. Early redemption of 2018 bonds in line with the stated strategy to deleverage at Group level and extend average debt maturity.

7.     Group generates healthy cash flows from its current operations which, together with the available cash and cash equivalents and liquid financial asset investments, provide liquidity both in the short term as well as in the long-term.

8. Continued compliance with the group’s treasury policies which govern our financial risk management practices.

Challenges to operationalise investments in aluminium and power business

Some of our projects have been completed (pending commissioning) or are nearing completion and may be subject to number of challenges during operationalisation phase. These may include challenges around sourcing raw materials.

1. Have commenced operationalisation of Jharsuguda and Balco facilities. 2. Jharsuguda II pot failure rectification is in process. The first line is expected to be ramped up by Q3 FY 2018.
3. Execution in progress for gradual completion of potlines.
4. OEMs engaged for health checkups as well as remediation of issues.
They are also studying & strengthening protection systems.
5. Augmentation of experienced resources for potroom.
6. Continuous augmentation of power security and infrastructure.
7. Supply of coal has commenced from the coal linkages secured earlier this year.
8. Rolled product facility at BALCO re-commenced its operations in Q2 FY 2017.
9. Two streams of the Lanjigarh refinery operated during the year.
10. Continuing our efforts to secure key raw material linkages for our alumina/aluminium business. Various infrastructure related challenges are being addressed.
11. Strong management team continues to work towards sustainable low cost of production, operational excellence and securing key raw material linkages.
12. TSPL matters are being addressed in a structured manner by a competent team.

69

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Risk and Impact	Risk direction	Mitigation

Extension of Production Sharing Contract of Cairn beyond 2020 or extension at less favourable terms

Cairn India has 70% participating interest in Rajasthan Block. The production sharing contract (PSC) of Rajasthan Block runs till 2020. Challenges in extension of production sharing contract of Cairn (beyond 2020) or extension at less favourable terms may have implications.

1.     Ongoing dialogue with the Government and relevant stakeholders.

2.     The Indian Government has notified PSC extension policy for pre-NELP exploration blocks. This policy is applicable to 10 pre-NELP exploration blocks which includes Rajasthan (RJ-ON-90/1). Same is being studied.

Discovery risk

Increased production rates from our growth oriented operations place demand on exploration and prospecting initiatives to replace reserves and resources at a pace faster than depletion. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our prospects. There are numerous uncertainties inherent in estimating ore and oil & gas reserves, and geological, technical and economic assumptions that are valid at the time of estimation. These may change significantly when new information becomes available.

1.     Strategic priority is to add to our reserves and resources by extending resources at a faster rate than we deplete them, through continuous focus on drilling and exploration programme.

2.     Appropriate organisation and adequate financial allocation in place for exploration.

3.     Dedicated exploration cell with continuous focus to enhance exploration capabilities.

4.     Exploration related systems being strengthened and new technologies being utilised wherever appropriate.

5.     International technical experts and agencies are working closely with our exploration team to build on this target.

6.     Continue to work towards long-term supply contracts with mines to secure sufficient supply where required.

Transitioning our zinc and lead mining operations from open pit to underground mining

Our zinc and lead mining operations in India are transitioning from an open pit mining operation to an underground mining operation. Difficulties in managing this transition may result in challenges in achieving stated business milestones.

1.     Strong separate empowered organisation working towards ensuring a smooth transition from open pit to under-ground mining.

2.     Internationally renowned engineering and technology partners on this project.

3.     Strong focus on safety aspects in the project.

4.     Geo-technical audits are being carried out by independent agencies.

5.     Reputable contractors have been engaged to ensure completion of the project on indicated time lines.

6.     Mines being developed using best in class technology and equipment and ensuring the highest level of productivity and safety.

7.     Stage gate process to review risks and remedy at multiple stages on the way. Robust quality control procedures have also been implemented to check safety and quality of services/design/actual physical work.

70

Vedanta Limited Annual Report 2016-17

Risk and Impact	Risk direction	Mitigation

Fluctuation in commodity prices (including oil)

Prices and demand for the Group’s products are expected to remain volatile/uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

1.     Pursue low cost production, allowing profitable supply throughout the commodity price cycle.

2.     Structured cost reduction programme delivering transformational improvements to reset our cost base to the lowest possible level.

3.     Continued focus on manpower rationalisation and deriving value out of procurement synergies across locations.

4.     Group has a well-diversified portfolio which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle.

5.     Vedanta considers exposure to commodity price fluctuations to be an integral part of the Group’s business and its usual policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements other than for businesses of custom smelting and purchased alumina, where back-to-back hedging is used to mitigate pricing risks. In exceptional circumstances we may enter into strategic hedging but only with prior approval of the Executive Committee.

6.     Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows. The CFO Committee reviews all commodity-related risks and suggests necessary courses of action as needed by business divisions.

7.     Continued compliance with the groups treasury policies which govern our financial risk management practices.

8.     Continuous focus is on cost control and cost reduction.

Currency exchange rate fluctuations

Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate.

Fluctuations in exchange rates of those currencies may have an impact on our financials.

Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses is incurred and paid in local currency. Moreover Group borrowings are significantly denominated in US dollars while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

1.     Forex policy prohibits speculation in forex.

2.     Robust controls in forex management to hedge currency risk liabilities on a back-to-back basis.

3.     CFO Committee reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy.

4.     Seek to mitigate the impact of short-term movements in currency on the businesses by hedging short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects.

5.     At the time of borrowing decisions, appropriate sensitivity analysis is carried out for domestic borrowings vis-à-vis overseas borrowings.

6.     Notes to financial statements in the Annual Report give details of accounting policy followed in computation of currency translation impact. We continue to monitor the currency translation impact and highlight this separately in the financials to give appropriate perspective.

71

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Risk and Impact	Risk direction	Mitigation
Tax related matters

Our businesses are in a tax regime and change in any tax structure or any tax related litigation may impact our profitability.

1.     Robust organisation in place at Business Division and Group level to handle tax-related matters.

2.     Engage, consult and take opinion from reputable tax consulting firms. Reliance is placed on appropriate legal opinion and precedence.

3.     Continue to take appropriate legal opinions and actions on the tax matters to mitigate the impact of these actions on the Group and its subsidiaries.

Breaches in information/IT security

Like many other global organisations, our reliance on computers and network technology is increasing. These systems could be subject to security breaches resulting in theft, disclosure or corruption of key/strategic information. Security breaches could also result in misappropriation of funds or disruptions to our security breach could have an impact on business operations.

1.     Chief Information Security Officer (CISO) at Group level focuses on formulating necessary frameworks, policies, procedures and for leading any agreed group wide initiatives to mitigate risks.

2.     Group level standards and policies to ensure uniformity in security stance & assessments

3.     Various initiatives taken up to strengthen IT/cyber security controls in last few years.

4.     Cyber security risk being addressed through increased standards, ongoing monitoring of threats and awareness initiatives throughout the business operations. A cyber organisation.

5.     IT system is in place to monitor logical access controls.

6.     Continue to carry out periodic IT security reviews by experts and improve IT security standards.

Political, legal and regulatory risk

We have operations in many countries around the globe, which have varying degrees of political and commercial stability. The political, legal and regulatory regimes in the countries we operate in may result in higher operating costs, restrictions such as the imposition or increase in royalties or taxation rates, export duty, impact on mining rights/ban and change in legislation pertaining to repatriation of money. We may also be affected by the political acts of governments including resource nationalisation and legal cases in these countries over which we have no control.

1.     Group and its business divisions monitor regulatory and political developments on an ongoing basis.

2.     BU teams identify and meet regulatory obligations and respond to emerging requirements.

3.     Focus has been to communicate our responsible mining credentials through representations to government and industry associations.

4.     Continue to demonstrate the Group’s commitment to sustainability by proactive environmental, safety and CSR practices. Ongoing engagement with local community/media/NGOs on these matters.

5.     SOX compliant subsidiaries.

6.     Online portal for compliance monitoring. Appropriate escalation and review mechanisms are in place.

7.     Competent in-house legal organisation exists at all the businesses and the legal teams have been strengthened with induction of senior legal professionals at all businesses.

8.     Standard Operating Procedures (SOPs) have been implemented across businesses for compliance monitoring.

9.     Contract management framework has been strengthened with issue of boiler plate clauses across the group which will form part of all contracts. All key contract types standardised.

10.   Involvement of legal in decision making process is being reinforced.

11.   Framework for monitoring performance against Anti Bribery & Corruption guidelines is also in place.

72

Vedanta Limited Annual Report 2016-17

Risk and Impact	Risk direction	Mitigation
Community relations

The continued success of our existing operations and future projects are in part dependent upon broad support and a healthy relationship with the respective local communities. Failure to identify and manage local concerns and expectations can have a negative impact on relations with local communities and therefore affect the organisation’s reputation and social licence to operate and grow.

1.     CSR approach to community programmes is governed by the following key considerations: the needs of the local people and the development plan in line with the new Companies Act in India, CSR guidelines, UN Millennium Development Goals (UNMDG) and also CSR National Voluntary Guidelines of Ministry of Corporate Affairs, Government of India and UN’s sustainable development goals.

2.     Board level CSR Committee comprising Independent Directors, Whole-Time Directors and CEO decides focus areas of CSR, budget and programmes of respective businesses.

3.     Sustainable development programmes are driven by stakeholder engagement and consultation along with baseline studies and need-based assessments.

4.     Periodic meetings with existing and potential SRI Investors, lenders and analysts and hosting of maiden Sustainable Development Day in London helps in two-way engagement and understanding the material issues for stakeholders.

5.     Every business has a dedicated CSR team. Key focus areas for CSR are health, nutrition, sanitation, education, sustainable livelihoods and female empowerment. Dedicated team of over 88 corporate social responsibility personnel.

6.     Help communities identify their priorities through participatory need assessment programmes and work closely with them to design programmes that seek to make progress towards improvements in quality of life of local communities.

7.     Our business leadership teams have periodic engagements with the local communities to build relations based on trust and mutual benefit. Our businesses seek to identify and minimise any potentially negative operational impacts and risks through responsible behaviour – acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders.

8.     Integration of sustainability objectives into long-term plans.

73

stronger. smarter. sustainable.	MANAGEMENT REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS

Risk and Impact	Risk direction	Mitigation

Health, safety and environment (HSE)

The resources sector is subject to extensive health, safety, and environmental laws, regulations and standards. Evolving regulations, standards and stakeholder expectations could result in increased cost, litigation or threaten the viability of operations in extreme cases.

1.     Health, Safety and Environment (HSE) is a high priority area for Vedanta. Compliance with international and local regulations and standards, protecting our people, communities and the environment from harm and our operations from business interruptions are our key focus areas.

2.     Appropriate policies and standards in place to mitigate and minimise any HSE related occurrences. Structured monitoring and a review mechanism and system of positive compliance reporting is in place.

3.     Company has implemented a set of standards to align its sustainability framework with international practice. A structured sustainability assurance programme continues to operate in the business divisions covering environment, health, safety, community relations and human rights aspects and to embed our commitment at operational level.

4.     HSE experts inducted from reputed Indian and global organisations to bring in best-in-class practices.

5.     All businesses have appropriate policies in place for occupational health related matters supported by structured processes, controls and technology.

6.     Strong focus on safety during project planning/execution with adequate oversight of contract workmen safety.

7.     Report, investigate and share learnings from HSE incidents.

8.     Building safety targets into performance management to incentivise safe behaviour and effective risk management

9.     High potential actions closure and standards implementation discussed at Executive Committee level.

10.   Critical environment controls being reviewed including measure, monitor and report requirements.

11.   Leadership remains focused on a Zero-Harm culture across the organisation. Consistent application of ‘Life-Saving’ performance standards, introduction of making better risk decisions concept, quantitative risk assessments for critical risks and the formal identification of process safety risks with the focus on the implementation of controls are central to our improvement programme. We continue to improve on our safety investigations and follow-up processes.

Talent/skill shortage risk

The Company’s efforts to continue its growth and efficient operations will place significant demand on its management resources. Our highly skilled workforce and experienced management team is critical to maintaining its current operations, implementing its development projects and achieving longer-term growth. Any significant loss or suitable external candidates. diminution in the collective pool of Vedanta’s executive management or other key team members could have a material effect on its businesses, operating results and future prospects.

1.     Progressive HR policies and strong HR leadership have ensured that career progression, job rotation and job enrichment are focus areas for our businesses.

2.     Continue to invest in initiatives to widen our talent pool. This is a priority area for the group.

3.     Senior leadership actively involved in development of talent pool.

4.     Talent management system in place to identify and develop internal candidates for critical management positions and processes to identify suitable external candidates.

5.     Manpower optimisation across businesses ensuring proper skill development of employees.

6.     Our performance management system is designed to provide reward and remuneration structures and personal development opportunities to attract and retain key employees.

7.     Structured programme maps critical positions and ensures all such positions are filled with suitable candidates.

8.     Established the Mining Academy in Rajasthan to develop an employee pool with enhanced underground mining skills.

9.     Structured programme to develop a technically proficient employee pool.

10.   Continued focus on improving diversity at all levels.

74

Vedanta Limited Annual Report 2016-17

Risk and Impact	Risk direction	Mitigation
Loss of assets or profit due to natural calamities

Our operations may be subject to a number of circumstances not wholly within the Group’s control. These include damage to or breakdown of equipment or infrastructure, unexpected geological variations or technical issues, extreme weather conditions and natural disasters, any of which could adversely affect production and/or costs.

1.     Vedanta has taken appropriate Group insurance cover to mitigate this risk.

2.     External agency reviews the risk portfolio and adequacy of this cover and assists us in our insurance portfolio.

3.     Our underwriters are reputed institutions and have capacity to underwrite our risk.

4.     Established mechanism of periodic insurance review in place at all entities. However, any occurrence not fully covered by insurance could have an adverse effect on the Group’s business.

5.     Continue to focus on capability building within the group.

Tailings Dam Failure

A release of waste material leading to loss of life, injuries, environmental damage, reputational damage, financial costs and production impacts. Tailings dam failure is considered a catastrophic risk – i.e. a very high severity but very low frequency event that must be treated with the highest priority.

1.     The Risk Management Committee included tailings dams on the Group Risk Register with a requirement for annual internal review and three- yearly external review.

2.     Operation of tailings dams by suitable experienced personnel within the businesses.

3.     Periodic audit of tailings dam facilities.

4.     Management standard developed with business involvement.

5.     Individuals responsible for dam management have received training from reputed agency.

6.     Third-party expert assessment of the dams to identify tailings dams related risks largely completed across the group by reputable international firm and improvement opportunities/remedial work in line with best practice identified.

Emissions and climate change

Our global presence exposes us to a number of jurisdictions in which regulations or laws have been or are being considered to limit or reduce emissions. The likely effect of these changes will be to increase the cost for fossil fuels, impose levies for emissions in excess of certain permitted levels and increased administrative costs for monitoring and reporting. Third parties, including potential or actual investors, may also introduce policies adverse to the Company due to its activities in fossil fuels Increasing regulation of greenhouse gas (GHG) emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets is likely to raise costs and reduce demand growth.

1.     Carbon forum with business representation monitors developments and sets out defensive policies, strategy and actions.

2.     Defining targets and implementing action plans to reduce the carbon intensity of our operations. This includes:

a.     Reduce emission intensity through technology, energy conservation and efficiency

b.     Increase renewable mix to the extent feasible

c.     Increase green cover at our locations

3.     Engaging with government on carbon policies and innovation technologies.

4.     Facilitate development and implementation of the adaptive measures in the community around our operations.

5.     Institutionalise system to manage carbon risks and opportunities across the business over the life cycle of its products.

6.     Engage with stakeholders in creating awareness and developing climate change solutions.

7.     Monitor and report carbon emissions from the businesses in line with local standards as well as accepted international standards.

8.     Increasing focus on renewable power obligations.

75

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

76

Vedanta Limited Annual Report 2016-17

OVERVIEW

Our core purpose

Vedanta Limited is a diversified natural resources company with low-cost operations. We empower our people to drive excellence and innovation to create value for our stakeholders. We demonstrate world-class standards of governance, safety, sustainability and social responsibility.

Core Values

Trust / Entrepreneurship / Innovation / Excellence / Integrity / Respect / Care

Sustainability Objectives and Targets

Objectives & Targets FY 2016-17	Status	Performance FY 2016-17	Objectives & Targets FY 2017-18

Occupational Health & Safety

Achieve zero fatal accidents		Total – 5 fatalities including 4 in one crane incident. (Iron Ore business -1, HZL- 4)	Zero Fatal incidents and 33% reduction in Lost Time Injury Frequency Rate

Implement Safety Performance Standards: >75% of critical elements in the standards to be implemented across the business		Average score was 50%. Businesses from HZL, BALCO, Iron Ore, Lanjigarh were audited and recorded marginal improvement compared to previous year	Achieve score >75% in six Safety performance standards

Performing baseline assessments for two other businesses		Expanded baseline health assessment at Jhasuguda in Mar’17. Also looking to increase speed of application in other businesses.	Extending baseline health assessment for all other businesses.

Environment

Water Saving: 2.05 mn m3		We had a Water savings of 1.27 Million m3 at the end of FY 2016-17	1. Standardise water risk assessment approach for the business.

2. Undertake Water risk assessment for the significant businesses with water as a material issue.

3. Water Savings: 0.93 mn m3 Energy Savings: 0.87 mn GJ

Energy Saving: 1.11 mn GJ		We have reached energy saving 0.35 million GJ at the end of FY 2016-17

Continue to monitor new projects and site closure as per the sustainability framework		All projects, at Vedanta Limited are being managed as per Vedanta Sustainability Framework.	Compliance to Environment and social management plan for new projects

Completion of BMPs		We have made considerable progress in this regards. All our operations have BMPs except Oil & Gas business (Cairn) and IOB Karnataka business.	Complete BMP at our Oil & Gas business (Cairn).

To continue exploring opportunities and areas to increase the fly ash utilisation rate		Nearly 50% of fly ash from our operations is recycled .The business continues exploring opportunity to utilise fly ash in cement making, road construction and building material manufacturing.	Achieve 50% of the fly ash utilisation rate.

To realign the Group’s Energy & Carbon Policy in line with COP 21 outcomes		Carbon Forum has been formed of businesses and corporate. Policy and strategy drafted with baseline targets and actions under development	We are considering formal GHG reduction target and we expect to achieve 16% reduction in carbon intensity by 2020 from 2012 year baseline which was the first year of audited data

Capacity building (selected professionals) on Biodiversity Management including ecosystem services		Could not initiate this year.	Initiate the capacity building of select professional on biodiversity

Independent expert to review the high priority		Review completed and those responsible for dam management have been trained. Two facilities undergoing further analysis but no areas of immediate concerns were found and some best practices identified	Complete the Dam break analysis of the identified facilities.

77

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY

Objectives & Targets FY 2016-17	Status	Performance FY 2016-17	Objectives & Targets FY 2017-18

Community Relation & Stakeholder Engagement

Social Impact Assessment studies to be continued for remaining sites		Independent Social impact assessment conducted by 60% of the sites. However, concurrent impact assessment is built into most of our programs.	Strengthened governance – revision of CSR Policy and Technical Standard for Community Investments

Implementation and utilisation rate of the SAP System to be increased		SAP is utilised 100% for internal processing –like approvals, PR, PO & bill/payment processing as per the systems.	Embed and encourage employee voluntarism in social initiatives

Human Resources

Focus on performance and measurement for top 150 leader		Scope and contract finalised. Scorecard of 700 professionals in place including top 150 leaders Initiative being driven in project mode	Employee Scorecard coverage to be extended to 100% professional population.

Ensuring 100% coverage of Code of Conduct training for all employees		100% employees could not be covered under code of conduct training	Ensure 100% coverage of Code of Conduct training for all new professional employees

Continue to focus on the same diversity objective of 15% women hiring		18% women employee joined this year	Focus will be to increase diversity by 20% during the financial year

33% women representation at the Vedanta Board Level by 2020		We are moving forward to achieve the target. During the reporting year, we have made a number of senior female appointments.	Target to achieve 33% women representation at the Vedanta Board Level by 2020.

Sustainable development is at the core of our business

As a diversified natural resources company, sustainable development is at the heart of our growth strategy. We are committed to programmes that ensure health and safety of our people, enhance the economic and social value of the communities and regions in which we operate and effectively monitor and manage our environmental footprint. A robust sustainability framework and steadfast adherence to best practices has resulted in a significant improvement in our materiality indicators.

We are a people rich organisation and we have introduced future-looking interventions to ensure the professional growth and personal well-being of our workforce. This concentrated effort to safeguard and promote the welfare our people, has led to increased developments in our social and environmental sphere of sustainability.

78

Vedanta Limited Annual Report 2016-17

Strategy

Our approach is centered on four strategic pillars:

•	Responsible Stewardship

Sustainability for us is all about stewardship where we constantly strive to carefully monitor, responsibly manage and consistently improve the organisation’s health, safety and environment performance. Our vision for a Zero Harm Culture across all our businesses has been an outcome of this approach.

•	Building Strong Relationships

Open, ongoing and systematic dialogue is the key to a successful relationship with our stakeholders. Their varied priorities and different interests are aligned with our growth strategy to create an inclusive stakeholder engagement framework that both nurtures and induces advancement.

•	Adding and Sharing Value

We believe driving economic empowerment and social equality through significant and relevant investment in the local and national economy is the best approach to shared value creation.

•	Strategic Communications

Transparent and timely communication reinforces trust. We endeavor to repose the trust of the local bodies and national governments and strengthen our social license to operate through a series of clear and regular dialogues and initiatives.

INCLUSIVE GROWTH

A common sustainability agenda is of paramount importance to an organisation with businesses poised for endowed strong growth agenda. Each of our businesses operate independently and hence a unifying sustainable development framework is fundamental to our business and risk management strategy. This comprehensive Framework assists in implementing best practices across our operations. Our framework is aligned to global best practice standards, including the United Nations

Global Compact’s (UNGC) ten principles, the International Finance Corporation, Sustainable Development Goals, the International Council on Mining and Metals and the Organization for Economic Co-operation and Development.

The Vedanta Limited Board is accountable for inculcating best practices in sustainability into day-to-day business. In addition, our parent company, Vedanta Resources Plc Board also oversees sustainability agenda and implementation through Board Level Committee on Sustainability which is headed by an Independent Director. The Board of Limited and Vedanta Plc is constantly updated with the progress and status of sustainability initiatives by Chairmen of these committees. The Vedanta Sustainability Assurance Programme (VSAP) – the internal sustainability risk management tool created to ensure adherence to Vedanta Sustainability Development Framework has been pivotal in aligning our sustainability standards to global benchmarks.

Materiality:

Focusing on what matters has been the key to our materiality assessment. Reviewing our sustainability priorities to maintain the relevancy and credibility of the report helps us chart the materiality matrix and develop our programmes for the year. We conducted a detailed ranking exercise to understand the importance given to certain material issues by the stakeholders. To get the management perspective, we conduct internal leadership and operational management survey. The comprehensive materiality process helped identify material processes, prioritise these topics and verify our analysis. Based on these material aspects, we zero-in on the sustainability roadmap and targets on which we report our performance each year. (For full details please refer to our online Sustainability Development Report of our parent company, Vedanta Resources Plc.)

Sustainability Highlights of the Year

•	Beneficiaries of our community investment 2.18 million

•	Invested in community development
•	Rs. 110.04 Crore

•	Lost Time Injury Frequency Rate 0.40

•	968,625 training man-hours.

•	100% periodical medical examination.

Tax Payments to exchequers

•	Full-time female employees – 1,621

•	HSE training hours delivered to all staff - 968,625

•	Non-hazardous waste recycling rate – 51%

•	Water recycling rate – 27%

•	Man hours training on Code of Business Conduct and Ethics - 287,012

*	Some beneficiaries maybe enrolled in more than one project topics

79

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

Sustainable Development Goals:

We strongly feel responsible and capable of being the frontrunners in achieving the 17 Sustainable Development Goals (SDGs) set by the UN Member states in September 2015.

The SDGs outlines the agenda for an impartial, inclusive and environmentally sustainable economic development until 2030. We have invested our time and resources in analyzing our impact on the regions in which we operate. Not only do we generate profits, employment and economic growth in the low-income regions, but we also take care to transfer the benefits of our operations beyond our site. Our Materiality Matrix that is developed through an intensive ranking exercise, presents a mix of sustainability issues which drives the creation of systematic action plans to achieve relevant goals.

RESPONSIBLE STEWARDSHIP

Code of Business Conduct and Ethics:

Ethics and Integrity are deemed absolutely essential by our management team as well as Group’s internal and external stakeholders. We are committed to a zero-tolerance approach towards fraud, bribery and any form of corruption. Our Code of Business Conduct and Ethics (hereafter, CBCE) complies with the law of the land and even goes beyond (legal) compliance, where relevant. Our parent company listing and reporting requirements in the UK raises the bar on various governance aspects which are equally applied in our businesses such as:

Human Rights, Insider Training, Political Contributions, Conflicts of Interests, Confidentiality, Fraud, Bribery and Corruption.

To ensure that all employees are well-versed with our Code, mandatory training is provided for new recruits, and refresher workshops for anticorruption policies and procedures are conducted for relevant employees.

Under our Whistle Blower Policy, employees and external stakeholders are provided a mechanism (toll free number, email id and a reporting portal) to report inappropriate behavior. We maintain strict confidentiality with the employee and ensure a free and fair investigation happens without any fear of repercussion.

HEALTH AND SAFETY

As a natural resources organisation, human capital is at the core of our business. Our employees are key to our success and sustainability. Their safety and well-being is our prime responsibility.

We work in remotest locations and harsh conditions and are aware of the many occupational risks inherent to our industry. Nonetheless, we remain committed to an injury-free, illness-free and healthy workplace. Safety and wellbeing of our employees is an integral part of our decision making and the top priority in whatever projects we undertake. Embedding a Zero Harm Culture has been a high priority objective in the reporting period.

80

Vedanta Limited Annual Report 2016-17

Our health and safety approach is guided by Parent Group Safety Standard which applies to all Vedanta business units (included Vedanta Limited) and managed operations. Strict adherence to our safety performance standards and an adoption of zero-tolerance towards safety lapses has been our prime focus in the reporting year.

We report our safety performance as per ICMM guidelines. Although we succeeded in reducing the number of fatalities to 5 in FY 2016-17, it is still a performance that is unacceptable to us and is a matter of great concern and regret for us. We marked an overall declining trend in injury rates with the our Lost Time Injuries reducing from 67 in FY 2015-16 to 83 FY 2016-17 with LTIFR of 0.40.

Loss Time Injury Frequency Rate (LTIFR)

We believe that all injuries are preventable. Creating and maintaining a Zero Harm Culture is our aim as well as our call to action. To translate this vision into an effective safety strategy, we have a comprehensive Group level HSE policy in place. The goal is to embed safety as a value and the task is helmed by our senior management. Our Chairman as well as our CEO fiercely advocate Zero Harm Culture by personally engaging with employees on a regular basis and deliberating the safety improvement opportunities. Our senior management takes responsibility for leading our safety strategy and communicating it across the workforce.

For a culture of safety to gain permanence, it needs to permeate across every level of the organisation. This year, we continued to enthuse, educate and encourage every member of our workforce to embrace safety wholeheartedly as a value and line managers were made accountable for that. Safety & Occupational Health is a mandatory module in our induction and refresher training programme and periodic workshops are conducted to enhance safety awareness and knowledge among employees and contractors.

Institutionalising the Zero Harm Culture:

Best safety performance can only be achieved through precise execution of the safety practices and solutions. When one factors-in the dynamic work environment that Vedanta nurtures, safety improvement becomes a continuous process. Throughout the year, across business units and through a diversity of interventions, we pursued safety with rigour.

a)	Understanding the Risk

Identifying Critical Risks is imperative to strengthen risk-based decision making and to initiate remedial actions. Several identification exercises were carried out to have an in-depth understanding of the real challenges on ground.

Dynamic Leadership in Safety Roles

Our parent group HSE team comprises 365 professionals. In the reporting year, in order to transform HSE by leveraging our professional strengths, we identified 22 dynamic and young professionals from different functional backgrounds. In these roles, they will be mentored by our leadership team and will also gain the experience of being part of the various high level HSE-centric meetings. We envision that with the right guidance, these professionals will drive the next level of safety HSE performance at Vedanta. Additionally, we have identified 11 leaders to drive HSE work streams comprising 180 of our professionals, covering priority improvement areas.

Making Better Risk Decision (MBRD) Programme

To enable cognitive solutions to the challenges, different sections of the workforce were empowered with knowledge through proper training based on their role and scope of operation. Last year, we piloted the MBRD programme - a combination of classroom and practical on-ground sessions, to empower line leaders to make better decisions by foreseeing the risks relevant to their routine and non-routine work, and understanding the consequences associated with these risks.

During the reporting period, 320 frontline leaders across the business are trained under MBRD programme. We aim to extend MBRD training to 50% of group employees across all businesses by 2020.

81

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

Our three types risk framework recognises the need for different risk treatment techniques

Type 1 Controls Tasks Based (Leadership focus)	Type 2 Controls System Based (process focus)	Type 3 Controls Business/System (critical event focus)
Job Safety Analysis	Standards	Formal Risk Assessment
Safe Work Procedures	Golden Rules	Bow Tie Analysis
Task Hazard Assessment	Implementation Audits	Implementation Audits
Task Planning	Improvement Plans	Critical Controls
Safety Interactions

b)	Gearing Up for Zero Harm

Once we identify the risks, the next logical step is to mitigate them through stronger processes, effective training and better safety mechanisms. Major impetus was given to motivational campaigns and Safety awards for sustaining these best practices measures throughout the year. This included instant awards for recognition of best practices on a weekly basis, and longer term awards like ‘best kaizen initiative’ etc.

Identifying Risk to Control Them Better

Through constant all-inclusive engagements at every level of the organisation, we strive to achieve higher benchmarks of safety. Our Aluminium business at Jharsuguda conducted Experience Based Quantification (EBQ) and Bowtie Assessment (BTA) workshop on ‘Pot Open Circuit’ which was chaired by Group Head- HSE and attended by seven technical heads from across the Vedanta Limited business. EBQ and BTA Workshops were also held on ‘High PM Emission’ and ‘Pot line FTP Stack emission’ that saw a participation of employees from other businesses including, Lanjigarh, Sterlite Copper, Jharsuguda, etc.

Bow-Tie Analysis was carried out in each of these workshops for identifying the critical control measures to facilitate improved safety performance.

c)	Making the Change Holistic

For safety to be a 100%, it has to be holistic. Our safety protocols, regularly benchmarked against international standards, are cascaded through all our verticals through regular training initiatives. A series of comprehensive and longer-term safety and health drives were conducted to further foster a work of safety ownership.

For information about our occupational health and safety projects and initiatives and impacts approach and mitigation strategy, please refer to our online Sustainable Development Report.

Being a diverse natural resource human capital is at the core of our business. Our employees are key to our success and sustainability.

Employee health, safety and well-being is a key material issue. Strict adherence to the safety performance standards and an adoption of zero-tolerance towards safety lapses will be our prime focus in the reporting year FY 2017-18.

This year we will be primarily focusing on zero fatality and reduction in Loss Time Injuries across the businesses. We also have focus to increase our scores in safety performance standards and extend baseline health assessment for all businesses.

ENVIRONMENT

Today, most of the basic and modern ammenities we enjoy, contain natural resources as a core ingredient. Extraction of these resources is therefore necessary to sustain life as we know it. But the extraction, thought of much economic importance to developing nations, quite often comes with environmental and social costs. The need of the hour is to balance economic prosperity with environment-friendliness – such that there are no trade-offs.

82

Vedanta Limited Annual Report 2016-17

As a diversified natural resources company, it is our continuing endeavor to reduce the environmental impact of our operations. Whether it is decreasing the water consumption, enhancing energy optimisation, safeguarding biodiversity, maintaining air quality or recycling and upcycling waste, we have the system and, more importantly, the intent to make a positive impact.

Through a systematic and process-oriented approach, underpinned by the spirit of entrepreneurship, we strive to mitigate adverse environmental impacts while creating value for our stakeholders and maintaining the social license to operate.

Our Sustainable Development Framework comprises comprehensive policies, standards and guidance notes to rigorously manage environmental impacts. For the environmental priorities arising from the materiality process, we have developed specific objectives and targets, and review performance against these issues on a periodic basis. We are working towards implementing our Biodiversity Action Plans and are also finding new and innovative ways to reduce and recycle waste from our operations including fly ash, red mud, phosphorous gypsum, copper slag, etc.

All our functional operations are now ISO 14001 certified while the certification for operations under care and maintenance are to be renewed.

We continue to uphold the WASH pledge initiative of the World Business Council for Sustainable Development by providing adequate access to safe drinking water and sanitation facilities to our workforce across all sites.

Details on high impact environmental elements such as water, energy and climate change, biodiversity and waste management are covered below, however for more information about our environmental impact, approach and mitigation strategy, please refer to our online Sustainable Development Report 2016–17 at our parent group level.

Water

For the natural resource industry, there is no viable alternative to water and securing an adequate water supply continues to remain a key imperative. We address the key challenge of accessing water, by using the resource more judiciously, by recycling and reusing it.

We have a group level water policy and a water management standard that integrates water management into the decision-making processes for all our new and existing projects; thereby ensuring that necessary measures are in place to avoid or minimise the impacts of our projects.

Since we are located in geographies with varying water stress, our water management plans take them into consideration. At our Oil and Gas business, more than 95% of our produced water is recycled, thereby significantly reducing the amount of saline ground water that we extract for our operations and at Bhagyam we have implemented water recycling through usage of Reed Bed wastewater treatment system.

All our businesses contributed in conserving this precious resource and helped us surpass our water conservation target. The total water consumption as well as the specific water consumption decreased for most of our businesses.

We keep a close tab on all our processes as regards to the consumption of water. A ‘zero discharge’ policy is implemented at many of our operations. Effluent and sewage treatment plants are in place to treat the wastewater generated, and the treated water is then used for cooling and other applications in the unit itself.

83

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

This year, we saved 1.27 mn m3 against the targeted savings of 2.05 mn m3.

Energy and Carbon

Climate change poses a real and credible threat to our way of life on this planet. Managing it calls for collective efforts on mitigation and adoption of innovative technologies. At Vedanta, we understand the implications of energy consumption, both in terms of its cost to our operations and the price environment pays for it. We are committed to invest in newer technologies and processes to enhance our energy efficiency.

We are happy to report that 16 out of our 42 operations received the ISO 50001 certification.

Our energy management approach hinges on a two-pronged strategy: improving energy and process efficiency, while diversifying our energy portfolio to include renewable source of energy to the extent possible. We already have our Sustainable Development Framework in place at a group level, which includes an Energy and Carbon Policy, and an Energy and Carbon Management Standard.

Post Paris Convention (COP 21), Climate Change has emerged as significant environmental and sustainability concern for the worlds. INDCs developed by signatory countries become a guidance document and a road map for action. We are pleased to see India’s inclusion as a signatory, but as an Indian company, we do respect India’s unique issues in the carbon debate. As per direction, of the parent company, Vedanta Plc Executive a business-wide forum has been instituted to deliberate upon and ratify the carbon strategy, determine the short-term and long-term carbon intensity reduction goals, and develop and implement the carbon reduction pipeline. The forum, ‘Carbon Forum’ led by CEO Power, and comprising business COOs and representatives from Corporate HSE and Sustainability.

Clean Energy

In addition to optimising our consumption, we are also looking at diversifying our energy portfolio. Mindful of the long-term impact of traditional grid-energy, we are evaluating renewable energies like solar and wind.

In the reporting year 2017-18, like every year, we will follow the Sustainable Development Framework and our Energy and Carbon Management standard and Policy for GHG management. The energy and carbon scenario are emerging continuously. We continuously strive to deploy new technologies to improve our energy management standards and energy efficiency. The targeted energy saving for the financial year 2017-18 is estimated to be 0.87 mn GJ.

84

Vedanta Limited Annual Report 2016-17

Biodiversity

Protecting the biodiversity is an integral part of Vedanta’s commitment to sustainable development. Our Biodiversity management program is developed to avoid, minimise or compensate the loss of the biodiversity attributes resultant to the new project or the major expansion. We undertake Environmental Social Impact Assessment (ESIA) assessment for any new project or major expansion to help us understand the presence of critical biodiversity attributes in the proposed area of the project and develop biodiversity action plan to mitigate the impact of our operation on the same.

We have a dedicated ‘Biodiversity Policy and Management Standard’ in line with international standards and guidelines like International Finance Corporation (IFC). It advises how disruption is to be avoided, minimised and compensated for, from project scoping to site closure and beyond. Our policy, technical standard and approach to biodiversity management incorporate relevant aspects of IUCN’s advocated approach. Our businesses seek consultation from domain experts in identifying biodiversity related business risk and management of the same.

Considering the number of sectors dependent on natural products, loss of biodiversity must be seen as an economic as well as an environmental loss. Being a responsible natural resources company, we actively work towards protecting and rebuilding the biodiversity.

Vedanta Ltd. is a signatory to the India Business and Biodiversity Initiative, a national platform for business and its stakeholders around mainstreaming sustainable management of biological diversity into business strategy

We are focused to complete the Biodiversity Management Plan for remaining of our two business i.e., our Oil & Gas business and at IOB Karnataka. At our remaining sites long, intermediate and short-term biodiversity management plans will be in progress to protect the biodiversity.

Air Quality

Clean air is essential to maintaining the delicate balance of life on this planet — not just for humans, but wildlife, vegetation, water and soil. At Vedanta, we are committed to identify and manage emissions to air from point sources of process activities associated with combustion.

As part of our ambient air quality monitoring process, we monitor Suspended Particulate Matter (SPM), SOx and NOx. We also monitor Lead emissions from our zinc operations. We also monitor fluoride and Polycyclic Aromatic Hydrocarbons (PAHs) emissions from our Aluminum operations.

Stack Emissions

(in MT)

Parameter	2016-17	2015-16
Particulate Matter	9,296	6,964
SOx	174,340	155,572

There was an increase in SOx and particulate matter emissions due to increase in production in our Aluminium businesses and their captive power plants and in our other power plants.

Increase in our PM and SOX emission is due to ramp up and increase production at our Aluminum business.

85

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

Waste

Our sustainability framework includes a Resource Use and Waste Management Technical Standard, and supporting guidance notes. We follow the principle of first reducing the waste, quantitatively as well as qualitatively (reducing the toxicity), and then performing the recovery and recycle (either ourselves or through authorised recyclers). The last resort is disposal in landfill or by incineration, using authorised, licensed and secured landfills. We aim to remain environment-friendly across all the stages.

At Vedanta, we generate two kinds of wastes, hazardous as well as non-hazardous. The hazardous wastes include used/spent oil, waste refractories, aluminium dross, spent pot lining and residual sludge from smelters, while the non-hazardous (high volume, low effect) wastes we generate include fly ash (from captive and merchant power plants), red mud (aluminium refinery waste slag, lime grit (process residues from smelters and aluminum refineries) and phospho gypsum (phosphoric acid plant).

Waste generation in the natural resources industry is inevitable but with the right mindset, technology and innovation, there is a tremendous wealth generation opportunity, in addition to the elimination or minimisation of waste. At our power plant businesses, fly ash is a high volume and low impact waste which is mostly used in building of roads or in cement industry. This year FY 2017-18 we have targeted to utilise 50% of our fly ash generated across our businesses. We have also targeted increase in recycling of the other high volume and low effect wastes generated across our operations.

BUILDING STRONG RELATIONSHIPS

Stakeholder Engagement

Conversations on thoughts lead to convergence in action and outcomes.

Constructive dialogue with an array of stakeholders not only helps our business to succeed, it also lets us foresee and manage relevant risks, opportunities and challenges. Our key stakeholders can be segmented in the following groups:

•	Employees

•	Shareholders, Investors & Lenders

•	Civil Society (non-governmental & other organisations)

•	Industry (suppliers, customers & peers)

•	Communities

•	Governments

Testament to our continued focus on maintaining transparent channels of communications with our stakeholders, is the fact that Strategic Communication is the fourth pillar of our Sustainable Development Model.

ENGAGEMENT STRATEGY

We have created a five-point roadmap for an impactful stakeholder engagement.

Ask	Answer	Analyse	Align	Act

Our dialogue begins with questions, that solicit feedback. Our stakeholders have access to a number of platforms to reach out to Vedanta personnel and voice concerns.	We disclose not just because we want to be heard, but because we are responsible. Equal attention is laid on providing a constructive response.	We have established a robust investigation process for complaints reported via the Whistle-Blowing Mechanism, Sustainability ID and Group Communications ID, involving senior management and other function personnel.	We work hand-in-hand with stakeholders like governments, communities, industry bodies and NGOs, and align our goals and actions with high priority areas of the nations. The feedback of all engagements becomes part of our materiality identification exercise.	There is no stronger proof of commitment to the cause, than demonstrable action. We back our words with acts that move the needle towards promised outcomes.

Human Rights

For us, upholding Human Rights is a fundamental responsibility, and thus it ranks high on our priority list. With majority of our operations in developing countries, we are aware of its importance and have thus made it a material aspect across all our business decisions.

Our Human Rights Policy is aligned to the UN Guiding Principles on business and human rights, and includes strict prohibition of child or forced labour - either directly or through contract labour.

Additionally, our Code of Business Conduct and Ethics (Code) ensures that we comply with all relevant national laws and regulations, thereby underpinning our approach to protect the fundamental rights of all our direct and indirect employees, communities and immediate supply chain.

86

Vedanta Limited Annual Report 2016-17

We have Code of Conduct policy in place which educates our employees on Human Rights aspects.

We uphold our workers’ right to freedom of association at all our operations. The collective bargaining agreements are formed based on transparent and fair discussions between the management and union representatives. The Suppliers’ Code of Conduct is implemented as part of the terms and conditions of supplier contracts across the Group and all new suppliers are required to sign, endorse and practice this Code. We also have in place, a Supplier & Contractor Sustainability Management Policy. Both the Code as well as the Policy clearly communicate our expectations from our suppliers: to operate in compliance with all relevant legislations and follow our policies while executing work for or on behalf of Vedanta.

Child, forced or compulsory labour is a non-negotiable offence at Vedanta - Be it direct or through a contractor. We have proper systems in place to strictly address child & forced labour at all our operations. Further, we carry out periodic inspections of our remote mine locations and require proof of age for all contract workers. Our Suppliers’ Code of Conduct stipulates that all our suppliers also commit to the same norms.

ADDING AND SHARING VALUE

At Vedanta, we stay committed to giving back to our stakeholders who play a vital role in powering our growth. We understand that as a global company functioning in developing economies, we have an important role of nurturing the geographies that we operate in. Reducing the social and economic divide through generating economic value, distributing wealth, investing in employees and enhancing the standard of living is a crucial component of our sustainability framework. We support the economic growth through taxes, royalties, wages and supplier contracts.

Employees

Our employees across the businesses have a depth of knowledge that helps us take their ambition higher. We introduce and enforce future-looking policies and innovative programmes to aid all-round professional development and personal well-being.

For organisations to grow sustainably, it is very important that its people grow personally and professionally. At Vedanta, our employee- centric HR policies nurture innovation, creativity and diversity. We are committed to provide equal opportunity to our employees irrespective of their race, nationality, religion, gender or age.

Our operations are spread across four continents and eight countries. At all these locations, we ensure that the ratio of entry level wages meets or exceeds the legal requirements and complies with all applicable laws. With regards to gender, the ratio is 1:1 and we don’t discriminate in any way in terms of standard entry level wages. As far as gender diversity is concerned we are amongst the top natural resources companies.

Most of our operations are in remote & lesser privileged areas and for our operations, we focus on recruiting the local population. A significant percentage of the senior management and our employees are recruited from the country in which our operations are located.

87

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

During the year, Vedanta Limited launched its ‘Global Internship Programme’ (GIP). Through this programme the idea is to bring on board professionals who can with fresh eyes share perspective on business and in the process, gain exposure by working on live projects under the mentorship of the leadership team.

TALENT MANAGEMENT & DEVELOPMENT

At Vedanta, we encourage employee development by providing enriching roles through job rotation, mentoring, coaching and career development opportunities for high potentials. Over the years, we have deployed a range of talent management programmes and training initiatives. These have evolved over time and have helped us remain at the top of our game.

During the year, we organised Internal Growth Workshops across the businesses to identify, develop and promote ‘New Leaders’ both in ‘Technical’ and ‘Enabling’ core functions. Our senior-most management team anchored the initiative, where the new leaders were identified through a structured process. These identified leaders were then given accelerated growth opportunities by way of transformational roles for delivering business goals.

COMMUNITY

Going beyond the traditional roles of business like paying the exchequer, generating employment and complying with the law of the land, we spearhead interventions in domains that have a positive ripple effect and are the building blocks of a fair, equitable and just society.

Ensuring the right to quality education for every child is an ambitious dream that can only be achieved through collaborative efforts across all quarters. We impacted the lives of almost 260,000 children and youth through our school programmes. Another 100,000 children below 6 years were reached through our pre-school initiatives. We provided support to students and colleges to increase access to technical education. We acknowledge that education is the single most important factor to ensure gender equality and empowerment.

Our businesses have introduced a number of short as well as long-term programmes to ensure education of the girl child.

Our development programmes are devised to serve specific needs of the community.

During the comprehensive business-wide need based assessment conducted two years ago, it was observed that access to medical and sanitation facility, and importance of personal hygiene were the two glaring lacunae in rural India. In addition to providing support to local governments for ensuring access to Health & Sanitation facilities in remote locations, in 2016- 17, we proactively extended WBCSD’s WASH pledge from just our operational locations to encompass surrounding communities; thereby enabling access of clean drinking water to more than 2,00,000 lac people.

Some key initiatives taken are -

•	Educating Girl Child: These programmes are aligned with the Indian Prime Minister’s vision of ‘Beti Padhao, Beti Bachao Abhiyan’.

•	Sterlite Copper’s ‘Ilam Mottukal’ is impacting 8,046 girl children across 86 schools in Thootukudi district of Tamil Nadu. The project, in its fifth year now, has resulted in 80% improvement in the learning level of girl children and 95% pass percentage in the class 10 exams.

88

Vedanta Limited Annual Report 2016-17

•	Vedanta Vidyarthi Vikas Yojana (VVVY) at Jharsuguda has significantly improved the pass percentage of girls from 18% in 2008 to 99.80% in 2016. Till date 3,031 high school students have availed academic support through VVVY centres at rural villages of Jharsuguda

•	Women empowerment through Self-help Groups: We are working on developing the skills of rural women to be able to sustain their livelihood. This project is quite successful in most of our operations and a snapshot of the impact of this project across our operations is listed below:

•	Project Sakhi (Sterlite Copper): Sakhi project helped create 112 SHGs comprising 1,464 women members. Credit linkages amounting to Rs. 24.6 million were mobilised through nationalised banks.

•	Project Shakti (Lanjigarh): Women are engaged in 192 SHGs across 45 villages surrounding our area of operation. Approximately Rs. 2.5 million has been disbursed as internal loan to various members. In addition, the SHGs have managed to create credit linkages worth Rs. 6.9 million.

Group-wide CSR Council for strategic direction	5	HIGHLIGHTS	1	Working with 2.18 million people, across 2 continents, 3 countries and 1,718 villages
Empowering more than 39,000 women through over 3,200 Self Help Groups	4		2	Social investment of Rs. 110.04 Crore
		3
		101 Nand Ghar completed in 4 States of India, of which 75 are operational

As a responsible corporate citizen, the company focuses on ethical and transparent business practices, with inclusive community development lying at the core of its social initiatives. We at Vedanta have adopted a two pronged CSR strategy, straddling between both local and larger concerns.

1	Nationally (Nand Ghar)	3	1	Locally (comprehensive community connect)	3
	2			2
Aligned with National Priorities & Vedanta’s commitment to well-being of children & women	Aligned to the Sustainable Development Goals of the United Nations	A unified signature CSR initiative across Vedanta Group	Giving back to neighbourhood communities	Winning the social license to operate, everyday	Local problems, local solutions

GOVERNANCE, FOCUS & APPROACH

Vedanta’s CSR is led from the very top, with the Board and its CSR Committee setting the agenda. They also review the progress periodically, both through reports/meetings and also through first-hand field visits. This year, Vedanta also set up a unique 7-member CSR Council, led by a business leader, and consisting of a mix of seasoned and young CSR professionals from the Group. The Council meets every month, and ensures group-wide alignment, consistent standards and cross-learning.

89

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

Our community engagement work is guided by our Group-level CSR policy and Social Investment Standard, and builds on (a) baseline studies and need assessment surveys within our communities (b) consultation with stakeholders and subject matter experts, and (c) programme impact assessments and social audits. The major thrust areas for us are children’s well-being and education, women’s empowerment, preparing the youth for new opportunities, agriculture, animal husbandry, health, drinking water, sports and environment.

We firmly believe in the power of partnerships and follow a Public-Private-People-Partnership (4P’s) model as far as possible – harnessing the multiplier of partnering with governments and civil society organisations. This is in keeping with our commitment towards co-creation, inclusion and community participation in social initiatives. Several of our initiatives, such as women’s self-help groups, are now completely run and managed by the community members themselves. Our role is chiefly that of a catalyst in the whole process.

MISSION NAND GHAR – CHANGING THE WAY EARLY CHILDHOOD CARE IS PERCEIVED AND DELIVERED

The Government of India, as part of fulfilling its Sustainable Development Goals (previously Millennium Development Goals) has been running the Integrated Child Development Scheme (ICDS) with the objective to promote preschool education, eradicate child malnourishment and promote safe birth practices among mothers. The government delivers these services through a network of 13.7 Lakh anganwadis reaching over 8.5 Crore infants and nearly 2 Crore pregnant & lactating women across India.

As part of our commitment to nation building we signed an MOU with the Government of India to modernise this network. Working with the objective to reducing the widespread gap for education and employment in rural and urban areas, Vedanta has rolled out targeted interventions in pre-school education and entrepreneurship. This has been complemented with provision of healthcare and nutrition for an integrated delivery of services.

	E-Learning		Health
	Providing e-learning through TV		One Mobile Medical Van per cluster of 25 Nand Ghars

	MoU with WCD Ministry, GOI: Construction of 4,000 Nand Ghar			To reach out to 4.0 million community members
Aligned with national development agenda of
Startup India, Swachh Bharat, Beti Bachao Beti Padhao

	Skills and Entrepreneurship Creating at-least 5 women entrepreneurs per Nand Ghar		Nutrition To provide pre-packed ready to eat food as per the govt. guidelines

State-of-the-art facility

Providing renewable energy	Clean water and hygienic toilets	Dampness proof	Earthquake resistant structure	Schnell Technology

90

Vedanta Limited Annual Report 2016-17

TAKING NAND GHARS TO THE NEXT LEVEL

Education

We have developed a 40-week intensive course curriculum incorporating interactive e-learning, learning kits, critical thinking and wall designs for preschool education at our Nand Ghars. This is the first time such a massive effort has been undertaken in India.

Health

Each cluster of 25-30 Anganwadis will have access to a fully functional Mobile Medical Unit (MMU) which provides essential primary healthcare services. During the reporting period, two such MMUs were operationalised.

Entrepreneurship

In a unique addition to the Anganwadi idea, local women will be provided end-to-end support for promoting entrepreneurship at each Nand Ghar through the following steps:

•	Mobilisation of women for training

•	Providing basic orientation on entrepreneurship, including identification of business opportunities, basics of marketing

•	Handholding in identification of local business opportunities, creating a business plan

•	Mobilising credit without seeking collaterals

•	Handholding the women through the ventures through support in marketing

More than 1600 women benefited from the training programme in this FY and 158 of them have started their micro enterprises.

Going forward, the progress and impact of Nand Ghars will be monitored through a mobile application which will be one of the largest deployments of real time data collection software enabled though mobile devices tracking an estimated 120,000 children and 20,000 women start-ups spread across 11 states in India.

As part of our pilot for Project Nand Ghar, the team has rolled out nearly 100 modern Anganwadis “Nand Ghars” equipped with solar panels, TVs, toilets and a stimulating environment in 4 states. Special focus has been laid on improving learning outcomes for children and improving capacities of the last mile government workers for ensuring long term sustenance of the results. The table below gives the current coverage through the Nand Ghars -

State	District	Nand Ghar Completed
		Greenfield	Brownfield
Rajasthan	Barmer	50	—
	Udaipur		2
	Ajmer		2
Uttar Pradesh	Pilibhit	15	—
	Varanasi	25	—
Madhya Pradesh	Ratlam	5	—
Goa	North Goa	1	—
	South Goa	1	—

Total		97	4

91

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

SEEMA DEVI AND KOMAL | NAND GHAR

If there is any doubt in anyone’s mind, on the impact of the Nand Ghars, ask Seema Devi, a BSc graduate in biology and a BEd whose daughter Komal, all of five years old, drags her mother to the Nand Ghar, on those rare days when her mother has “other things to take care of” or “is not feeling too well.” She does not mind, she says, since if there is one thing that separates one individual from another, it is education.

Hailing from a family of seven siblings who are graduates with either undergraduate or post graduate degrees, Seema Devi has no doubt that the Nand Ghar is even better than most private schools who take children under the age of six under their care. Although some private schools are good, they are expensive, she says, especially those private schools boasting all the facilities which a Nand Ghar offers.

When Komal is asked what she thinks of the Nand Ghars her bright smile lights up the faces. It does not take much though to elicit paragraphs from her when one persists.

Does she enjoy her time there?

Yes, that is why I make my mother drop me even when she does not want to come with me. Before this Nand Ghar, I would just be at home. Now I can play with my friends on the swing, watch TV and have my khana as well. I hurt myself once but I was immediately taken care of by Didi. I slipped while sliding down the slide. I hurt my ankle. And Didi rubbed my ankle. It was OK!

Didi is the Anganwadi worker at the Nagepur Nand Ghar, Sunita Devi.

Do you have a lot of friends at the Nand Ghar?

Komal responds again with her million-watt smile.

All of them are my friends!

REINVESTING IN NEIGHBOURHOOD COMMUNITIES

We believe that the communities in and around our operations should get a fair share of the benefits, whether those are through employment, trade and enhanced infrastructure, or greater well-being and empowerment. In FY 2016-17, we invested Rs. 110.04 Crore benefitting 2.18 million people globally through community programmes linked to quality health services, building hospitals, educational programmes, women’s empowerment through self-help groups, skilling of educated unemployed youth, midday meals, bio investment and infrastructure development initiatives.

Presented here are some highlights from our community initiatives. Further details can be found in Vedanta SD Report 2016-17 and on our website.

I. Children’s Well Being and Education Impacted lives of almost 260,000 children through our school programmes and more than 1,00,000 children below 6 years through our pre-school initiatives.

Children are at the core of communities and society – their education, health and well-being determine the future of nations. Keeping this in mind, children’s well-being and education have always been at the forefront of our CSR initiatives.

One very large such initiative is the “Khushi” programme at Hindustan Zinc, where we are working with NGO partners to support the Government of Rajasthan in improving the functioning of 3,055 Anganwadis in 5 Districts of Rajasthan. It is a 5-year MoU, and this year, we re-booted the programme in 2,295 Anganwadis in partnership with 4 very credible voluntary organisations. As at the end of the year, we were active in 1,721 Anganwadis, reaching about 36,000 children in the 3-to-6 year age group, and another 63,000 children below 3 years of age.

The company runs about 20 schools and colleges, most of them close to its operation. Over 11,250 students studied in these schools this year. Given that most of these schools are in remote parts of the country, they are contributing to bringing quality education within reach of all.

Other than running its own schools and colleges, the Company also collaborates with existing government schools, in strengthening learning, improving infrastructure, and provisioning of mid-day meals. Over 250,000 students in government schools are reached through these initiatives. Nearly 68,500 school children were served fresh, nutritious and delicious meals every day through three centralised kitchens.

92

Vedanta Limited Annual Report 2016-17

SPREADING ‘KHUSHI’ | HZL

Hindustan Zinc is working with Jatan Sansthan in Rajsamand district to improve the health, nutrition, hygiene and preschool education of children in 504 Anganwadis of the Government’s Integrated Child Development Services (ICDS) programme.

Enrolled in one of these centres was Vijay, who, at 18 months weighed only 3.25 kg. But Vijay’s mother was reluctant to take him to the hospital. When the Khushi team came to know about this, they visited Vijay’s home and after much persuasion, were able to bring Vijay to the hospital.

Diagnosis revealed that Vijay’s haemoglobin level was just 3.5 g/dL instead of 10.3-12 g/dL which is the level of a normal 18-month- old child. The doctors initiated treatment immediately and the child stayed in the hospital for about 12 days. During this time, the Khushi team frequently met Vijay and provided counselling to his family. They also did crowd- funding on social media, to raise in-kind food contributions for Vijay’s family.

Timely medical care and food led to a remarkable improvement in the health of the child and the family. In just two months, Vijay’s haemoglobin level rose to be 10.2 g/dL, and his weight increased from 3.25 kg to 8.5 kg.

The Khushi team has since then referred another 300 such severely malnourished children to the hospital for care.

II.	Women’s Empowerment

During the year, we supported over 3,200 Self Help Groups reaching nearly 39,000 women.

Development of society is closely linked with development of women. Which is why, empowering and encouraging women lies at the core of all our CSR programmes. We do it through embedding a gender perspective in most of our programmes, but also we do it through direct interventions with women. The world over, women’s Self Help Groups (SHG) have successfully and systematically empowered marginalised women through awareness raising, capacity building, economic empowerment and solidarity. At Vedanta too, we are working with women’s Self Help Groups across several of our locations.

Direct Economic Impact through SHGs in FY 2016-17

Total number of SHGs	3,216
Total members in SHGs	38,765
SHGs engaged with livelihood activities	193
SHG members engaged in income generation activities	3,815
No. of women who established micro enterprises	1,464

93

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

STOKING THE ENTREPRENEURIAL SPIRIT IN WOMEN | VAJ

Vedanta Ltd. at Jharsuguda, under the aegis of ‘Vedanta Integrated Jana Jivika Yojana (VIJJY)’, promoted Subhalaxmi Cooperative Society (SCS) - one of the largest all women cooperative society in the region. The project provides capacity building support, business development services (BDS) as well as financial services to its members for augmenting their diversified livelihoods.

Starting in 2008-09, SCS has grown from 10 members in 8 villages, to over 277 Self Help Groups consisting of 3,226 members in 63 peripheral villages of Jharsuguda, Kolabira and Kirmira Blocks. It began with an initial contribution of Rs. 1,000, and now has its own portfolio of Rs. 1.72 Crore. Over these years, it has promoted more than 2,392 micro entrepreneurs in its operational villages. And today, they are self-sustaining needing us only as a catalyst and confidante. They have indeed shown us that, given the right support, women have the potential to be an unstoppable force of change.

III.	Health Care

More than 500,000 people benefited through clinical and preventive health care programmes.

Our development programmes are devised to serve specific needs of the community.

During the comprehensive business-wide need based assessment conducted two years ago, it emerged that access to medical and sanitation facilities, as also attention to personal hygiene were among the key lacunae in rural India. In addition to providing support to local governments for ensuring access to Health

& Sanitation facilities in remote locations. In 2015-16, we proactively extended WBCSD’s WASH pledge from our operational locations to encompass surrounding communities; thereby enabling access of clean drinking water and sanitation facilities to over 2,00,000 people.

We are providing quality health care services in rural areas which not only help in diagnosing and treating diseases at an early stage, but also enhance awareness about the diseases and the means to prevent them. During the year, across our businesses, more than 500,000 people benefitted through its clinics, hospitals, camps and mobile health units.

CATARACT SURGERY PROGRAMME | BLACK MOUNTAIN MINES

In South Africa there are approximately 330,000 blind people, 80% of whom live in rural areas. Cataracts, though preventable and treatable by a simple and inexpensive means, are the cause of blindness among more than 66% of blind people in South Africa. This figure increases to 80% among the indigent population. The BMM project provides community members (with cataracts) living in the Khai-ma Municipality and Namakwa District in the Northern Cape with access to sight-restoring surgery and the ability to live their lives normally again.

BMM employees, with the assistance of community members, have turned the Company Recreation Hall into a hospital ward providing beds to 45 patients at a time. Last year, the South African Institute of Mining and Metallurgy recognised this life-changing initiative by presenting BMM with a Health and Wellness Award.

94

Vedanta Limited Annual Report 2016-17

IV. Drinking Water & Sanitation

Enabling access to clean drinking water and sanitation facilities for more than 200,000 people

Equitable access to clean water, safe sanitation and hygiene are essential to sustain life, and especially so in rural areas, where lack of these facilities has a direct impact on people’s health and well-being status. Many of our business units are leading the way in finding solutions to these challenges, and in some of the most remote parts of the countries we work in.

During the year, we were able to enhance access to safe water and sanitation for over 217,000 villagers.

THE SEWNIWALA PROJECT | OIL & GAS BUSINESS (CAIRN)

Our Oil & Gas business, under a Memorandum of Understanding (MoU) with Public Health and Engineering Department (PHED) of Rajasthan, is establishing 331 RO plants across Barmer District. These plants, with capacities ranging from 1,000 to 3,000 litres per hour, will be installed over the next three years to provide safe drinking water to more than 1 million people living in 800 villages. This is the largest such drinking water initiative ever undertaken by a company in Rajasthan.

Since power availability remains unreliable in some areas of Barmer, we are harnessing its abundant, year-round sunlight to power the RO plants. The first plant based on this pioneering initiative was installed at Sewniwala in Baytu Tehsil. This is India’s largest solar operated community based RO Plant. The plant’s solar panels generate a power of 5KW and store the same in batteries – adequate for 8 to 10 hours of plant operations.

The Sewniwala plant also serves devotees who weather harsh conditions and walk hundreds of kilometres to reach Ram Devra, a local pilgrimage spot in the Jaisalmer area. In order to make the plant self-sustaining in the long run, a nominal amount of Rs. 0.25 per litre is being charged from the local community.

V. Skilling the youth for new opportunities

17,091 youths trained under different trades

Investments in human resource assets are the most impactful and long-lasting. Mindful of this, several national governments have started putting great emphasis on education and skilling programmes aimed at making youth more employable.

In FY 2016-17, Vedanta trained a total of 17,091 youth under different trades, ranging from electrician, data entry to highly skilled vocations like jumbo drill operators. We are working closely with the National Skills Development Corporation and proud to be contributing to this national priority.

VEDANTA SKILL SCHOOL | BALCO

Starting in 2011, Vedanta’s Skill School at BALCO (Korba, Chhattisgarh) has, in partnership with International Leasing & Financial Services (IL&FS), trained nearly 6,120 youth and linked marginalised sections of society with the mainstream economy. During the reporting year, it trained 947 youth. Apart from partnering with NSDC, they have also partnered with several other government agencies including the Chhattisgarh Skill Mission, the Ministry of Textiles, etc. What began as a programme solely funded by Balco, is today a joint initiative of the government, Balco and IL&FS.

95

stronger. smarter. sustainable.	MANAGEMENT REVIEW

SUSTAINABLE DEVELOPMENT AND CORPORATE SOCIAL

RESPONSIBILITY

VI. Agriculture and Animal Husbandry

Supporting more than 90,000 farmers for sustainable farming practices and livestock rearing.

Agriculture forms the basis of food security globally. For developing agrarian economies, agriculture productivity is central to poverty alleviation and a key driver of growth. Vedanta promotes agriculture, livestock & livelihood development programmes in the countries of its operation, especially in India and Africa.

In FY 2016-17, we assisted more than 90,000 farmers through agriculture and allied interventions

UPLIFTING RURAL NAMIBIA, ONE GOAT AT A TIME | SKORPION ZINC

Skorpion Zinc’s Karas Goat Project is a beacon of hope for the economic emancipation of rural people in Namibia. The project, started in March 2012, and aims to accelerate poverty eradication in Namibia by offering rural, underprivileged families a sustainable entrepreneurial opportunity through goat farming.

The Goat project was launched in collaboration with the Office of the Governor and the Nama Traditional Authorities after a needs assessment was carried out by the Ministry of Agriculture. It is designed to be sustainable and to provide cascading benefits. In order to set off a cascading effect, after three years, some of the offspring are given to a second set of beneficiaries who, in turn, replicate the entire process. This essentially creates a virtuous cycle that can endure for many years to come.

In 2016-17, the project added 5 new families to the project bringing the number of beneficiaries to 21. Each beneficiary receives 31 goats. More than 60% of the beneficiaries are women – a deliberate intervention to assist women-headed households in rural Namibia.

VII. Environment

Planted over 120,000 saplings as part of community programmes.

We at Vedanta are committed to protect the biodiversity and environment around us, and in the communities in which we work. Tree plantation is the fundamental first step in this direction. And as in every year, this year too we worked with communities and local governments on undertaking plantation where requested.

GREENING THE HIGHWAYS | TSPL

Talwandi Sabo Power Limited at Mansa, Punjab collaborated with MGNREGA under National Green India Mission focusing on developing green corridor on a stretch of 15 kilometres of State Highway via plantation of 15,000 trees in more than 30 acres. 70 persons registered under MGNREGA will act as care takers of the trees for next five years. District Forest Department will be responsible for maintenance. Till date, more than 5,000 saplings have already been planted.

96

Vedanta Limited Annual Report 2016-17

VIII. Sports & Culture

Bringing sports and music to over 40,000 community members.

Both sports and culture are great unifiers. They need no language, and cut across all boundaries. Vedanta supports both these as

SESA FOOTBALL ACADEMY | SESA GOA

Sesa Football Academy (SFA) imparts systematic and scientific training to develop the budding potential into becoming professional football players. Within a span of 16 years, SFA has produced 123 trainees and has made tremendous impact on the football fraternity in Goa as well as across India. Most of its graduates are playing for India’s senior team, I-League clubs of India and local clubs in Goa.

Presently 36 boys from Goa are under Football academy training. 6 players played ISL this season. Boys from SFA also won Goa Football Association U-20 second division champions.

WORLD MUSIC FESTIVAL | HINDUSTAN ZINC

HZL has been supporting the World Music Festival in Udaipur for 2 years. Designed to become the confluence of world music of all genres, this year the festival brought 150 musicians from 15 different countries to Udaipur. The concerts which were held at open public venues, and were free to all, were attended by over 40,000 people. For many in Udaipur, this was the first such exposure and the Festival also took the music to their doorsteps with a Marching Band all the way from Macedonia.

part of its community engagement initiatives. Football has emerged as a sport that we at Vedanta have been connected with for several years, and the same is true for music as well.

THE FORCE WITHIN – EMPLOYEE ENGAGEMENT IN COMMUNITY INITIATIVES

We at Vedanta believe in community engagement not as a standalone effort, but one in which every single one of our employees will be able to add value. This not only enhances our ability to do good, but also makes working at Vedanta an all-round fulfilling experience for the employee. Some of our BUs have made this an integral part of their Human Resource policies, while at others it is more left to people’s spontaneity.

CARING COPPER TEAM | STERLITE COPPER

Sterlite Copper firmly believes that participation in CSR activities adds value to employees and leads to increasing the Total Employee Engagement (TEE) scores. During 2016-17, 681 out of a total of 810 (84%) employees of Sterlite volunteered in one way or the other, to achieve the company’s mission of “touch and transform the lives of the community”. Here is one such testimony...

“When the recent floods devastated the old age home, we are desperate to prepare food for the inmates. Employees of Vedanta Sterlite Copper came at that time, and helped construct a permanent kitchen facility to benefit us and gave us a big sigh of relief and we are thankful to the employees” – Ms.Malini, Care Taker, Aamavin Anbu Kapagam.

97

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

98

Vedanta Limited Annual Report 2016-17

The resources that we mine contribute to the growth of our communities and nations. The natural resource sector has the potential to generate millions and millions of jobs and that is the key to accelerate the growth and development of India.India’s current regulatory framework is pushing towards a sustainable natural resources industry that will ensure that there is a stable economic model at work, assurance of resources for future.

Generations, well-being of the communities around the operations and overall making natural resources an integral part of the economy. With the current reforms push and an investor friendly regime, a company like us which has capabilities across mining, smelting, refining and several distribution channels is instrumental in creating hundred thousand of direct and indirect employment.

Our business strategy is about ensuring that growth is maximised in a way that is both sustainable and responsive. The four core pillars - Responsible stewardship, Building Strong Relationships, Adding & Sharing Values and Strategic Communication are designed to support the long term development, ensuring long lasting relationship and providing superior returns to all our stakeholders.

Alongside delivering high-quality assets and low-cost operations, our Sustainable Development Framework is integral to Vedanta’s core business strategy and helps us conduct our business in line with our values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care. The details related to our framework are available in the sustainability section of the report.

In pursuance of its commitment to responsible business, the Company has prepared this Business Responsibility Report for its standalone divisions- Copper, Aluminium, Iron Ore, Oil & Gas and Power. These include obligations on business to respect the environment, promote the well-being of employees and to respect the interests of all stakeholders, particularly the disadvantaged and vulnerable. The report complements the work we are already undertaking across the Group and should be read in conjunction with the Vedanta SD report.

This year we have delivered long-term social and economic benefits to our stakeholders. We engage in skill development and nation building, and have invested in delivering wider value over the last 30 years. This is aligned to our social responsibility approach that strengthens our credibility with local communities and other stakeholders and which in turn reinforces our license to operate.

Our business strategy is about ensuring that growth is maximised in a way that is both sustainable and responsive.

SECTION A: GENERAL INFORMATION ABOUT THE COMPANY

1	Corporate Identity Number (CIN) of the Company	L13209MH1965PLC291394

2	Name of the Company	Vedanta Ltd.

3	Registered address	1st Floor, ‘C’ wing, Unit 103, Corporate
Avenue,
Atul Projects, Chakala, Andheri (East),
Mumbai – 400 093

4	Website	http://www.vedantalimited.com/

5	E-mail id	ir@vedanta.co.in
sustainability@vedanta.co.in

6	Financial Year reported	April 1, 2016 – March 31, 2017

99

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

1	Sector(s) that the Company is engaged in (industrial activity code-wise)	24201: Producer of Copper from ore, and Other copper products and alloys.
24202: Producer of Aluminum from alumina and by other methods and products of aluminum and alloys.
07100: Mining of iron ores
24101: Producer of pig iron and spiegeleisen in pigs, blocks or other primary forms
35102: Electrical power generation by coal based thermal power plants
Division 06 – Extraction of crude petroleum and natural gas Copper,
2	List three key products/services that the Company manufactures/provides (as in balance sheet)	Aluminum, Iron Ore, Power, Crude Oil & Natural gas
3	Total number of locations where business activity is undertaken by the Company
	a) Number of International Locations	a) 2 (South Africa and Namibia)
	b) Number of National Location	b) 8 (Goa, Tamil Nadu, Odisha, Silvassa, Rajasthan, Andhra Pradesh, Gujarat and Punjab)
4	Markets served by the Company - Local/State/National/International/	Our products are sold in both National and International market.

SECTION B: FINANCIAL DETAILS OF THE COMPANY

1	Paid up Capital (INR)
2	Total Turnover
3	Total profit after taxes (INR)
4	Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)
5	List of activities in which expenditure in 4 above has been incurred:-

SECTION C: OTHER DETAILS

1	Does the Company have any Subsidiary Company/Companies?	Yes
2	Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? not reported part Vedanta’s BRR. If yes, then indicate the number of such subsidiary company(s)	Vedanta Ltd. has several subsidiaries which contribute towards business sustainability initiative however they are

3	Do any other entity/entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities. [Less than 30%, 30-60%, More than 60%]	Our suppliers are not directly involved with the ‘Responsible Business’ initiatives. However, our contracts address areas like HSE, Ethics, Human Rights etc. that our suppliers are obliged to adhere to strictly.

SECTION D: BR INFORMATION 1. Details of Director/Directors responsible for BR

S.No.	Particulars	Details
1	DIN Number (If applicable)	06853915
2	Name	Mr. Tom Albanese
3	Designation	Chief Executive Officer
4	Telephone Number	+91 124 459 3327
5	Email ID	ir@vedanta.co.in

100

Vedanta Limited Annual Report 2016-17

2a. Principle-wise (as per NVGs) BR Policy/policies

(Reply in Y/N)

Name of principles:

P1	–	Businesses should conduct and govern themselves with Ethics, Transparency and Accountability

P2	–	Businesses should provide goods and services that are safe and contribute to sustainability throughout their lifecycle

P3	–	Businesses should promote the well-being of all employees

P4	–	Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalised

P5	–	Businesses should respect and promote human rights

P6	–	Businesses should respect, protect, and make efforts to restore the environment

P7	–	Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner

P8	–	Businesses should support inclusive growth and equitable development

P9	–	Businesses should engage with and provide value to their customers and consumers in a responsible manner

S. No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9	Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%):

1	Do you have a policy/policies for	Y	Y	Y	Y	Y	Y	Y	Y	Y
2	Has the policy been formulated in consultation with the relevant stakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y
3	Does the policy conform to any national/international standards? If yes, specify. (50 words)	Y	Y	Y	Y	Y	Y	Y	Y	Y

4	Has the policy been approved by the Board? Has it been signed by MD/Owner/CEO/

	Appropriate Board Director?	Y	Y	Y	Y	Y	Y	Y	Y

5	Does the Company have a specified committee of the Board/Director/Official to oversee the implementation of the policy?	Y	Y	Y	Y	Y	Y	Y	Y	Y

6	Indicate the link for the policy to be viewed online?	http://www.vedantalimited.com/ investorrelations/corporate-governance.aspx

7	Has the policy been formally communicated to all relevant internal and externalstakeholders?	Y	Y	Y	Y	Y	Y	Y	Y	Y

8	Does the Company have in-house structure to implement the policy/policies?	Y	Y	Y	Y	Y	Y	Y	Y

9	Does the Company have a grievance redressal mechanism related to the policy/ policies to address stakeholders’ grievances related to the policy/policies?	Y	Y	Y	Y	Y	Y	Y	Y	Y

10	Has the Company carried out independent audit/10 evaluation of the working of this policy by an internal or external agency?	The Company undertakes assurance for sustainability development report which covers almost all principles mentioned here. To review FY 2016-17 sustainability report and assurance statement please visit www. vedantalimited.com

The elements of all the above referred nine National Voluntary Guideline Principles are either enshrined in our Business Code of Conduct and Ethics or we also have separate Sustainability policies for them.

Our Business Code of Conduct and Ethics is upgraded as per UK Bribery Act.

All the sustainability policies of the Company are based on the Vedanta Sustainable Development Framework, which are aligned with the IFC guidelines, ICMM, OECD and UNGC principles.

101

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

For all our three major products - Copper, Aluminium and Iron ore, we make all efforts to ensure that we produce, in a safe and environmental friendly responsible manner.

Further both Business Code of Conduct and Ethics and Sustainability Policies are available online for both internal and external stakeholders and have been approved by Board.

3. Governance related to BR

(a)	Indicate the frequency with which the Board of Directors, Committee of the Board or CEO meet to assess the BR performance of the Company: Within 3 months, 3-6 months, Annually, More than 1 year)

The CSR committee of the board meets every three months to assess all aspects of the BR performance. Additionally, the Sustainability Committee of Vedanta Resources meets every quarter and is responsible on all aspects of sustainable development across the Group. Both committees are chaired by the Senior Independent Directors.

(b)	Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?

Sustainability and BRR performance is detailed out in the Vedanta Ltd.- Annual Report however for further detailing on management approach and Sustainability KPI’s as per GRI G4 framework is detailed out in Vedanta Resources Plc.- Sustainable Development Report 2016-17. Our Sustainability report can be viewed here:

SECTION – E

Principle 1 - Conduct, Governance, Ethics, Transparency and Accountability

At Vedanta we have transparent engagements with our stakeholders covering our customers, our shareholders, our competitors, our neighbouring communities and our suppliers, and this forms the basis of our reputation as an ethical company.

We have an established Code of Conduct and Business Ethics, Whistle Blower Policy, and Supplier Code of Conduct. These documents are underpinned by a Vedanta Sustainable Development Framework – policies, management and technical standards. The Code, policies and standards communicate our zero tolerance approach to ethical violations, and communicate our commitment and requirement for legal compliance and ethical good practice.

To ensure that all employees are well-versed with our Code, a mandatory training is provided for new recruits, also refresher workshops on anti-corruption policies and procedures are conducted for all the employees at various levels.

1.	Does the policy relating to ethics, bribery and corruption cover only the company? Yes/No. Does it extend to the Group/Joint Ventures/Suppliers/ Contractors/ NGOs/Others?

Our Business Code of Conduct and Ethics informs our approach to sustainability and how we conduct ourselves day to day – with each other, our customers, our shareholders, our competitors, our employees, our neighbouring communities, our host government and our suppliers and contractors.

The Code provides guidelines for our business to be consistent with the highest standards of business ethics and is intended to assist all employees in meeting the high standards of personal and professional integrity that the Group requires of them, with strict adherence to the provisions of the Code, a condition of employment. It covers: Legal Compliance (including Human Rights), Health, Safety and Environment, Insider Trading, Competition & Fair Dealing, Conflicts of Interest, Gifts & Entertainment, Protection & Use of Company Assets, Information Management, External Communications and Corporate Social Responsibility.

2.	How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management? If so, provide details thereof, in about 50 words or so.

We have a well-designed mechanism for all our stakeholders to communicate us of any inappropriate behaviour. Our exclusive Whistleblowing Policy, has provisioned for a toll free number, email id and a reporting portal, which both our internal as well as external stakeholders can make use of to report anonymously to the management. During the reporting period, a total of 56 Whistle-blowing cases were reported. Of the reported cases, 20 were upheld and found correct, leading to appropriate disciplinary actions including warning, counselling, transfer and separation, against our employees, contract workforce and vendors.

102

Vedanta Limited Annual Report 2016-17

About 5,665 requests and correspondences (including complaints) were received from only from our shareholders and all of these have been successfully resolved or responded.

Principle 2 - Safety and Optimal Resource Utilisation across Product Lifecycle

As primary producers, we have limited oversight and involvement in the full lifecycle of base metal products, and the way in which downstream value-added products are produced and disposed.

Our operations have carried out significant test work on the physical and chemical characteristics of their products to ensure we understand their properties and potential impacts. Potential impacts on humans and the environment are considered when preparing MSDS updates. The MSDS information is made readily available to our customers enabling them to have a full, detailed understanding of our products and their composition. To ensure the safe handling of our products during operations and transportation, we use Material Safety Data Sheets which include information on physical and chemical aspects, health effects, and storage and disposal.

With reference to our customers, the marketing team maintains a forward looking approach in tandem with the global commodity pricing trends and customer demand assessment. Subsequently, the ISO 9001 guideline based feedback schedule is followed for obtaining feedback on a periodic basis. This feedback is accumulated for sharing in management review based approach on which response is generated. Customer satisfaction survey is conducted at periodic interval to understand customer feedback.

The feedback accumulated through surveys is shared in management review meetings based on which appropriate response is generated to take appropriate corrective actions and to address the requirements of customers.

No incidents with reference to non- compliance with regulations and voluntary codes concerning health and safety impacts, regulations regarding product & services labelling is reported.

1.	List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities.

We are conscious that extraction of natural resources gives rise to negative environmental impacts, from gas and particulate emissions and hazardous waste; to water extraction and landscape modification. To this end, we manage our footprint to the most stringent global standards throughout the project life cycle. This means, not simply complying with national laws, but we look at internationally-recognised standards of best practice to find new and innovative ways of protecting the environment.

For all our three major products - Copper, Aluminium and Iron ore, we make all efforts to ensure that we produce, in a safe and environmental friendly responsible manner. Over the years, we have constantly improved our recoveries, reduced hazardous waste generation, recycling and reuse of waste, improved specific water and energy consumption and reduced our tailings to optimally use available natural resources.

At our Oil & Gas business, we are producing only processed Crude Oil and Natural Gas and recognise the limitation of incorporating environmental and social design concerns in the composition of our products, we ensure that best-in-class practices are followed while designing and operating our processing facilities and transportation infrastructure. Some of these best practices include:

a.	Recycling and reusing more than 95% of our produced water, thereby significantly reducing the amount of saline ground water that we extract for our operations.

b.	Recycling and reusing c.60% of our treated domestic sewage water for horticulture purposes.

c.	Designing a crude oil transportation pipeline that is thermally insulated and heated with an electrical wire, thereby preventing the use of large amounts of energy to heat our waxy crude oil and transport it to our customers. This also helps minimise the generation of greenhouse gas emissions that result from this process.

103

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

We intend to make enhance efforts to increase local sourcing for the economic development of our communities and thereby create a sustainable supply chain. In our Supply chain, we procure 40% of our raw materials from about 9,500 vendors whose turnover is below Rs. 5 Crore.

Besides our core businesses, the environmental and social concerns also reflect in the initiatives taken by our subsidiary companies. Our focus in the sustainable space are wide which begins with creating awareness on the green benefits to actually implementing them in our operations. Some such noteworthy initiatives implemented during FY 2016- 17 are listed below:

•	Resource Recovery: We remain on a vigil to find opportunities to generate electricity from waste heat. Businesses like Sesa Iron Ore and Sterlite Copper have installed Waste Heat Recovery boilers with a total capacity of 95 MW.

•	At our power business all our power plants are installed with hybrid ESP or ESP for the emission control. The waste generated from power plants generally known as fly ash which comes out from ESP and bag houses are reutilised in cement, brick or other avenues or disposed of at authorised ash ponds in accordance with the local regulatory requirements to treat the gas prior to its release in the environment.

•	At our Oil & Gas Exploration & Production company, we have implemented some initiatives mentioned below -

a.	Treatment and recycling of sewage water to maintain greenbelt areas, thus reducing the need for fresh water.

b.	Water recycling through usage of Reed Bed wastewater treatment system at Bhagyam.
c.	Construction of groundwater recharge structures at our well-pads to harvest rainwater.

d.	we have also eliminated all freshwater usage for our drilling and PE operations in Rajasthan. We were able to achieve this by reducing our overall water consumption needs, reutilising our pit waters and increasing the sourcing of water from our saline aquifers.

2.	For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product (optional):

i.	Reduction during sourcing/production/ distribution achieved since the previous year throughout the value chain?

Being a natural resource company, there is intensive need for resources – water, energy and raw materials, in our operations. We therefore recognise the impact of our operations on the environment and adopt strategies to minimise our resource use in all our processes. To further channelise our endeavours, we consciously track usage of these resources – water, energy and raw materials, throughout our operations.

We are also in continuous need for fuel and electricity which places us amongst the energy intensive industries. Conforming to the global challenge of combatting Climate Change and Global Warming, we strengthen our Carbon Management processes and adopt efficient technologies. Through our Carbon Forum, we have developed our exclusive Vedanta Carbon Policy and Carbon Strategy. Currently, we are expecting to achieve internal target of GHG intensity reduction of 16% by 2020 with 2012 as the base year.

Energy and Water Consumption
Company Name	Specific Water Consumption (Cubic Metre/tonne of Production)		Specific Energy Consumption (Giga Joules/ tonne of Production)
	FY 2016-17	FY 2015-16	FY 2016-17	FY 2015-16
Sterlite Copper	6.63	7.09	8.35	7.72
Sesa Iron Ore	1.79	2.50	0.84	0.92
Aluminium- Lanjigarh	2.03	2.49	7.87	7.95
Aluminium – Jharsuguda	0.49	0.46	53.9	52.53
Oil & Gas	1.38	1.13	2.13	1.87

104

Vedanta Limited Annual Report 2016-17

Material Intensity (in Million MT)
Materials Used	Materials consumption in Million MT
	FY 2016-17	FY 2015-16
Raw Materials	9.50	4.6
Associated Raw materials	1.89	2.2
Semi-manufactured raw materials	1.59	1.9
(This table excludes Oil & Gas business)

ii.	Reduction during usage by consumers (energy, water) has been achieved since the previous year?

As primary producers, we have limited control of the full lifecycle and the way in which products are produced and disposed. We are committed to ensure that the beginning of the lifecycle adheres to appropriate international commodity trading standards but the reduction and initiatives drive taken by our consumer is not tracked.

3.	Does the company have procedures in place for sustainable sourcing (including transportation)?

i.	If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.

Yes. At Vedanta, our business partners and suppliers play a key role in our performance footprint. To retain a relationship with them in the long term, we have established a dedicated accountability mechanism through our Supplier Code of Conduct, Supplier and Contractor Management Policies, and Supplier Screening Checklist that encourage business partners and suppliers to adopt principles and practices comparable to our own. All inputs, except where the Company does not have any control, are sourced sustainably. Regular engagements with Suppliers/vendors and contractors are also encouraged to ensure conformance to the policies.

Besides the environmental impacts during sourcing (transportation of ores) have also been assessed and adequate measures are taken to prevent dust emission during transit. Ore transport from the mines to the loading point is carried out through trucks covered with tarpaulin to ensure no spillage and dust generation. At coal bauxite and other bulk solid material handling, dry fog systems are installed with proper sprinklers at the material handling areas.

4.	Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

In view of retaining quality, the Company sources its major inputs from OEMs and large national and international manufacturers. Going forward, we intend to make enhance efforts to increase local sourcing for the economic development of our communities and thereby create a sustainable supply chain. In our Supply chain, we procure 40% of our raw materials from about 9,500 vendors whose turnover is below Rs. 5 Crore. Through this programme we have progressed with initiatives, such as, developing a database of SMMEs, recruiting SMMEs, prioritising their training needs, quality assurance of training and mentoring, monitoring macro-level stakeholder engagement, and enabling them to assess progress and identify next steps in the process.

5.	Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so.

Yes, we have an exclusive Resource use and Waste Management Technical Standard and supporting guidance notes which augments us to mitigate the environmental impacts of our products and process. Due to our recycling efforts, the waste generated in our various operational units are innovatively converted to resource material and we use these new products to further extend the supply chain. In total, (61.39%) of high volume and low potential waste generated was recycled/reused into gainful applications.

105

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

At Vedanta Limited – Sterlite Copper, Copper Slag – a by product from our pyro metallurgical smelting operations is used in road construction, land levelling and in the abrasive and cement industries. During 2016-17, 103% of the slag was successfully used rather than being deposited in landfill. Gypsum, from the same operation is also utilised in fertiliser industry and brick manufacturing. At Lanjigarh and Jharsuguda, nearly 70% of fly ash from our operations is recycled.

At our Oil and Gas business all the by products are recycled resulting from its operations. The well fluid from the sub-surface reservoir comprises of crude oil, water (produced water) and natural gas (associated gas). The produced water is the most significant liquid waste from Cairn

India’s operations. It is treated and recycled back into the hydrocarbon reservoir to maintain the reservoir pressure. During FY 2016-17, Cairn India recycled over 95% of the produced water.

Principle 3: Employee Well-being

Our employees are our key asset and our growth and success are attributable to them. Our people strategy is founded on this belief and is designed to recruit, develop and retain the talented workforce that run our businesses.

We are committed to providing our employees with a safe and healthy work environment. Through a high degree of engagement and empowerment we enable them to realise their full potential, creating a high performance work culture.

We continue to attract talent from top engineering institutes, business schools and graduate colleges. This is an important step in sourcing a strong talent pipeline for the future. We also focus on effectively utilising and grooming talent by appropriately rotating them across businesses for experience in new roles and to prepare them to take up various key positions in the future.

1	Please indicate the total number of employees	• Full time Employees: 8992 • Contract: 20088 • Total: 29080 • NA

2	Please indicate the total number of employees hired on temporary/contractual/casual basis

3	Please indicate the number of permanent women employees	• Women Employees: 871

4	Please indicate the Number of permanent employees with disabilities	• 1

5	Do you have an employee association that is recognised by management?	• Yes

6	What percentage of your permanent employees is members of this recognised employee association?	• About 88% of employees in Sesa Iron Ore business are unionised and covered under collective bargaining. The employees at Lanjigarh, Jarshuguda and Sesa Sterlite are not unionised

7	Please indicate the Number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.	• Child labour / forced labour/involuntary labour – Nil • Sexual harassment – Nil • Discriminatory employment – Nil

8	What number of your under mentioned employees were given safety & skill up-gradation training in the last year?	• HSE Training provided • Employees: 5590 • Contract employees - 73920 • Third party: 254

106

Vedanta Limited Annual Report 2016-17

Principle 4: Engaging Stakeholders - Sustaining Value

Ours is an inclusive model where we value each and every stakeholder and their opinion matters to us. We believe in transparent dialogue where anyone should be able to voice their opinions; that they should be listened to; and that they can expect a considered and constructive response. This is the basis for connecting with others and building strong relationships. The approach we take to connect with different stakeholders is guided by our Stakeholder Engagement Technical Standard. All of our operations run their own stakeholder identification and analysis process. As part of this, they identify potential stakeholder representatives who act as a channel for the receipt and dissemination of information.

In addition, our sites identify individuals and groups who may be additionally affected by operations due to their disadvantaged or otherwise vulnerable status. Ways in which stakeholders may be affected and the extent of both actual and perceived impacts are identified and recorded against each group. Using the information gathered, we then determine with the stakeholders themselves the level of communication and consultation that is appropriate. From this, Stakeholder Engagement Plans (SEPs) are developed and continuously updated as circumstances develop on-site.

1.	Has the company mapped its internal and external stakeholders? Yes/No

In order to engage effectively and understand the distinct requirements of our various stakeholders, the business has identified seven key groups as having significant interest in our operations:

Employees, Shareholders, Lenders, Host Governments, Communities, Civil society and Industry.

We effectively engage with our stakeholders by understanding their key concerns and opinions.

2.	Out of the above, has the company identified the disadvantaged, vulnerable & marginalised stakeholders.

Identification of the disadvantaged, vulnerable and marginalised stakeholders is an ongoing process. However, we have emphasis on development of women in our nearby communities. We have initiated several programmes on women education, skill development and providing entrepreneurial opportunities for women.

3.	Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof, in about 50 words or so.

Yes. We engage with the disadvantaged, vulnerable and marginalised stakeholders through our CSR projects.

Across the country, the Self Help Group movement has successfully and systematically empowered marginalised and grass-root level women through awareness raising, capacity building, economic empowerment and solidarity. At Vedanta too, we are working with women’s Self Help Groups across several of our locations.

•	Women empowerment through Self-help Groups:

We are working on developing the skills of rural women to be able to sustain their livelihood. This project is quite successful in most of our operations and a snapshot of the impact of this project across our operations is listed below:

•	Project Sakhi (Sterlite Copper): Sakhi project helped create 112 SHGs comprising 1,464 women members. Credit linkages amounting to Rs. 24.6 Million were mobilised through nationalised banks.

•	Project Shakti (Lanjigarh): Women are engaged in 192 SHGs across 45 villages surrounding our area of operation. Approximately Rs. 2.5 Million has been disbursed as internal loan to various members. In addition, the SHGs have managed to create credit linkages worth Rs. 6.9 MIllion.

Our employees are our key asset and our growth and success are attributable to them. Our people strategy is founded on this belief and is designed to recruit, develop and retain the talented workforce that run our businesses.

107

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

Our Sustainable Development Framework, includes a HSE Policy, Environmental Management Standard, and a number of topic specific policies and standards addressing key environmental aspects e.g. biodiversity, water, energy and carbon, waste, and resources. All our operating sites are ISO 14001 certified.

Principle 5: Promoting Human Rights

Our Human Rights Policy is aligned to the UN Guiding Principles on business and human rights and includes strict prohibition of child or forced labour – either directly or through contract labour. Additionally, our Code of Business Conduct and Ethics (Code) commits us to comply with all relevant national laws and regulations, underpinning our approach to protecting the fundamental rights of all our direct and indirect employees. Human rights training is an integral part of our Sustainable Development Framework implementation and is covered through training on Code of Business Conduct and Ethics.

1.	Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/ Suppliers/ Contractors/NGOs/Others?

Human Rights policy is aligned to the UN Guiding Principles on Business and Human Rights and is a mandate for all of its group company’s employee’s. Further it also encompasses all its suppliers, contractors and NGOs etc. We have rolled out the implementation of UK Modern Slavery Act, 2015 across our suppliers and vendors in order to identify and implement the modern slaver act (subset of Human Rights) across the supply chain.

2.	How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?

No complaints with respect to Human Rights was reported.

Modern Slavery Act

The UK Parliament constituted the Modern Slavery Act (MSA) to tackle the issues of slavery and human trafficking. The law helps to enhance investor, employee and consumer confidence and trust in an organisation by building a foundation of strong ethical standards.

Last year, we had proposed a number of steps through which we would be reviewing complaints of the Modern Slavery Act, 2015 in our operations. Implementation of the compliance framework for MSA has been a prime focus area for our sustainability committee this reporting period.

•	Under the current framework implementation, we have put in place a system of training of vendors/suppliers, due diligence, and self-declaration.
•	Our Supplier Code of Conduct and Contract Conditions was also updated with a provision on compliance to MSA.

Principle 6 : Nurturing the Environment

We are conscious of negative environmental impacts, from gas and particulate emissions and hazardous waste to waste water generation and landscape modification. To this end, we manage our footprint in the most stringent global standards throughout the project life cycle.

Our Sustainable Development Framework, includes a HSE Policy, Environmental Management Standard, and a number of topic specific policies and standards addressing key environmental aspects e.g. biodiversity, water, energy and carbon, waste and resources. All our operating sites are ISO 14001 certified.

ISO 14001 system implementation helps us to regularly review the environmental aspects and potential impact of our operation, contractors and suppliers (present at our site), and setting environment target, monitoring and communicating performance, conduct internal audit and develop corrective action plan, capability development and management review.

1.	Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers/ Contractors/NGOs/others.

All our sustainability policies (HSE, Biodiversity, Energy & Carbon and Water Management) is applicable and extended to the Group/Joint Ventures / Suppliers/ Contractors/ NGOs/others.

2.	Does the company have strategies/ initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc.

As a natural resources industry, we have a profound responsibility to address the planet’s undisputed warming and adapt to the future impacts. It remains a high profile challenge across our markets Countries like India in which we are operating are predicted to experience the worst impact of climate change as it is a coal consuming economy.

Climate change poses a real and credible danger to our way of life on this planet. Mitigating it calls for exploration and adoption of innovative technologies that maintain ecological balance without compromising on economic growth. At Vedanta, we understand the implications of energy consumption, both in terms of its cost to our operations and the price environment pays for it. We are committed to invest in newer technologies and processes to enhance our energy efficiency.

108

Vedanta Limited Annual Report 2016-17

Last year, we reported that our subsidiary businesses are upgrading their business management systems to receive the ISO 50001 energy management accreditation. Our 16 operating sites are ISO 50001 certified.

Our energy management approach hinges on a two-pronged strategy: improving energy and process efficiency, while diversifying our energy portfolio at all locations. We already have our Sustainable Development Framework in place, which includes an Energy and Carbon Policy, and an Energy and Carbon Management Standard.

The energy and carbon scenario is a continuously emerging one. We are aware that regulatory changes, introduction of carbon taxes and the evolving behaviour of the environmentally aware consumer are some of the factors that can affect our business operations - positively as well as detrimentally.

Post Paris Convention (COP 21), Climate Change has again come out as a key global agenda and challenge for the world.

Nationally Determined Contributions (NDCs) developed by signatory countries became a guidance document and a road map for action. We are pleased to see India’s inclusion as a signatory, but as an Indian company, we do respect India’s unique issues in the carbon debate. As a Committee we’ve overseen the progress made by the business in developing the carbon policy/strategy and action plan through a formalised interdisciplinary forum, ‘Carbon Forum’ headed by CEO Power. Through our Carbon Forum, we have developed our Vedanta Carbon Policy and Carbon Strategy. We are expected to achieve about 16% GHG intensity reduction by 2020 with 2012 as the base year.

3.	Does the company have any project related to Clean Development Mechanism?

If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?

Currently CDM mechanism, as defined under Kyoto Protocol, is no more operational therefore CER monitoring and verification is not relevant in today’s context. However in view of cop 21 ratification and NDC commitments of India we are working on carbon policy and carbon strategy.

A dedicated carbon forum with representation from group businesses are working on carbon emission reduction and energy efficiency projects at a group level.

4.	Has the company undertaken any other initiatives on - clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.

In addition to optimising our consumption, we are also looking at diversifying our energy portfolio. Mindful of the long-term impact of traditional grid-energy, we are evaluating renewable energies like solar and wind.

At our Oil & Gas business, we have implemented the first plant based on this pioneering initiative and India’s largest solar operated community based RO Plant, has been installed at Sewniwala in Baytu Tehsil. The plant has MNRE certified panels and generating a power of 5KW and storing the same in batteries, which can be used for 8-10 hrs of plant operations. The water from this plant will be sold at 25 paise per litre to the local community.

We remain on a vigil to find opportunities to generate electricity from waste heat. Businesses like Sesa Iron Ore and Sterlite Copper have installed Waste Heat Recovery boilers with a total capacity of 95 MW.

5.	Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/SPCB for the financial year being reported?

Yes, emissions/waste generated by the Company is monitored on monthly basis and are within the limits prescribed by CPCB/ SPCB. All sites are regularly monitored for emission. Ambient air quality including noise is monitored monthly and meets the National Ambient Air Quality standards, November 2009.

109

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

6.	Number of show cause/ legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial year.

Nil

Principle 7: Responsible Policy Advocacy

At Vedanta, we believe we should proactively promote the development, public policies and regulatory frameworks that support a fair and competitive environment. Being a major contributor in the social and economic development of the communities in which we operate, we advocate policies that promote sustainability and value creation for all stakeholders.

Our engagement with host governments is multifaceted and incorporates all aspects of our business, from resource licensing rounds, contributions to debates around the mining and resources industry and development planning. We look to leverage and contribute our understanding of current business dynamics to anticipate the future needs of our stakeholders, and actively seek out measures that further interest the sector. Our Senior Leadership Team regularly contributes and communicates with their experience, perspectives, outlook and good practice expectations for the sector and sustainable development.

We have clearly established the good practice objectives that guide our collaboration and approach to policy advocacy. Those objectives include: building enduring and collaborative relationships with government to support shaping public policies for growth and sustainable development of natural resources, in particular for those in which we operate – iron-ore, copper, aluminium & commercial power.

1.	Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:

We are a member of the TERI, WBCSD, CII, IBBI, ASSOCHAM and others with whom we are working on various sustainable development programmes/ frameworks. Some of our business and subsidiary companies are members of trade and industry bodies like the Federation of Indian Mining Industries, Confederation of Indian Industries, Indian Institute of Metal, Federation of Indian Chambers of Commerce & Industry and The Energy Resources Institute, India, where they actively participate in their Management Committees.

2.	Have you advocated/ lobbied through above associations for the advancement or improvement of public good? Yes/ No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)

Vedanta Ltd. believes in promoting public policies and regulatory framework that serve the common good of the society.

More specifically, in India, we believe the phenomenal geology, skilled workforce, simple and transparent progressive policies create significant opportunities for poverty eradication and employment creation, should relevant stakeholders be willing to explore the full potential of the natural resources sector and open up the sector to attract investment. We are therefore working to directly and indirectly support government authorities to catalyse sustainable development of the sector. For example, in recent years, we have worked with the national authorities on various campaigns like “Make In India”, Resumption of Mining in Goa, Reduction of Iron Ore and Export duty etc.

Principle 8: Support Inclusive Development

Our philosophy is that wherever we operate we add value to the local stakeholders. This may be through employment, trade development, enhanced infrastructure, or greater well-being and empowerment.

Our community investment strategy focuses on health, education, livelihoods and environment. In 2016-17, we invested Rs. 110.04 Crore (in total), and Rs. 48.48 Crore (on standalone basis), supporting neighbourhood communities through various social development initiatives. Education, skilling, women’s empowerment, water, health and agriculture/livestock continue to be our priority areas.

Consistent with our Sustainable Development Model of drawing on global best practice, our community investment approach is aligned with the Sustainable Development Goals. We firmly believe in the power of partnerships and follow a Public-Private-People-Partnership (4P’s) model. This is in keeping with our commitment towards co-creation, inclusion and community ownership of social initiatives

110

Vedanta Limited Annual Report 2016-17

1.	Does the company have specified programmes/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.

As a responsible corporate citizen, the Company focuses on ethical and transparent business practices, with inclusive community development lying at the core of its social initiatives. The focus of our community investment initiatives is on poverty alleviation programmes, especially integrated development, which impacts the overall socio-economic growth and empowerment of people, in keeping with the national and international development agendas.

At Sterlite Copper, the ‘Tamira Muthukkal’ project mobilises, motivates and trains unemployed, unskilled youth and facilitates suitable employment linkages. Since 2014, in association with IL&FS, 454 youngsters have been trained as Electrician, Data Entry Operator cum Tally and Sewing Machine Operators. 71% of students trained, have also found employment.

The Vedanta-Sesa Technical School (STS) in Sakhali, Goa has trained 1,341 youth in trade skills like Machinist, Fitter, Electrician and Instrument Mechanic. The second STS at Panchawadi imparts training in Diesel Mechanic, Fitter and Electrician trades. Both STSs have maintained a 100% result rate in the Industrial Training Institute (ITI) trade examinations and have recorded successful placements every year.

2.	Are the programmes/projects undertaken through in-house team/ own foundation/external NGO/ government structures/any other organisation?

We implement our programs through all the following modes – directly through our Corporate Social Responsibility team and in partnership with government and civil society organisations. We also actively encourage our own employees to contribute towards these social initiatives.

3.	Have you done any impact assessment of your initiative?

Yes, we assess the impact created by our projects by engaging external agencies at periodic intervals.

4.	What is your company’s direct contribution to community development projects- Amount in INR and the details of the projects undertaken.

The total amount spent on all CSR activities and projects during the FY 2016-17 was Rs. 48.48 Crore. The major thrust areas for our programs are –

a)	Children’s Well-being & Education

b)	Women’s Empowerment

c)	Health Programmes for the Community

d)	Drinking Water & Sanitation

e)	Agriculture & Animal Husbandry

f)	Skilling the Youth for new opportunities

g)	Environment Protection & Restoration

h)	Sports & Culture

i)	Development of Community Infrastructure

j)	Participate in programs of national importance including but not limited to disaster mitigation, rescue, relief and rehabilitation

5.	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.

Most of our programmes emerge from a community needs assessment and are delivered in close partnership with them. Several of our initiatives, such as women’s self-help groups, are now completely run and managed by the community members themselves. Our role is chiefly that of a catalyst in the whole process.

In 2016-17, we invested Rs. 110.04 Crore (in total), and Rs. 48.48 Crore (on standalone basis), supporting neighbourhood communities through various social development initiatives. Education, skilling, women’s empowerment, water, health and agriculture/livestock continue to be our priority areas.

111

stronger. smarter. sustainable.	MANAGEMENT REVIEW

BUSINESS RESPONSIBILITY REPORT

Our growth and success are directly linked with/to and co-dependent on the success of our customers, who are predominantly large industrial downstream producers with whom we deal directly. We understand that meeting customer expectations is crucial to the growth of our business, particularly when we have such a significant presence in the market.

Principle 9: Providing Customer Value

Our growth and success are directly linked with/to and co-dependent on the success of our customers, who are predominantly large industrial downstream producers with whom we deal directly. We understand that meeting customer expectations is crucial to the growth of our business, particularly when we have such a significant presence in the market. We are therefore committed to ensuring that our raw materials meet the required London Metal Exchange (LME) standards for entering the commodity market.

Our subsidiaries have defined systems and practices in place to understand and meet customer expectations. We constantly engage with customers through our marketing and customer service personnel.

All our activities are focused on ensuring our customers’ needs are met in an appropriate and timely manner.

Honouring our contract obligations on price, quality and quantity is crucial to building the business’ credibility with customers. We sell our commodities on price circulars that are linked to the commodity index, ensuring a clear and transparent process. Alongside the timely delivery of our products, their quality must be assured and in compliance with agreed technical standards, with the certification of all deliveries vital for ensuring that customers trust the product and that its quality has been verified. Assistance is also provided to customers both by our internal experts and by international consultant visits, together with workshops and seminars on technical issues and product development for first use.

1.	What percentage of customer complaints/consumer cases are pending as on the end of financial year.

No complaints pending at the end of FY 2016-17.

2.	Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information)

Yes. Our copper cathodes, aluminium are all internationally known brands registered with the LME (London Metal Exchange). LME standards signify highest product quality, uniform physical characteristics and consistency of products. Our products meet all necessary and benchmark national and global regulations, standards and guidelines. This re-emphasises our capability and commitment to meet world-class standards. For continuous quality improvement, Quality Management Systems are in place, which comply with the ISO 9001:2008 standard requirements.

3.	Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so

No

4.	Did your company carry out any consumer survey/ consumer satisfaction trends?

Feedback is a continuous process at our operations and we leverage feedback for continual improvement in product and service quality, for benchmarking ourselves with industry standards and identifying scope and future opportunities to increase customer value.

Various approaches are used for feedback process which include frequent meets, online feedback system and customers surveys. A robust customer complaint tracking system ensures quick resolution and undisrupted operations for customers. As such no major concerns were raised by any of our customer.

112

STATUTORY REPORTS

114	Directors’ Report
162	Report on Corporate Governance

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORT

Dear Shareholders,

The Board of Directors (Board) presents the Company’s Annual Report, together with the audited financial statements for the financial year ended March 31, 2017.

Your Company remains focused on cash and building further on balance sheet. The improvement has been driven by the commodity market upturn, production ramp-up as per our commitment and the simplification of our group structure, and we now aspire to attain the next investment level. There was record production of aluminium, power and copper cathodes. Cost optimisation initiatives were implemented across the businesses, which helped us to maintain cost positions on the global cost curves and generate positive cash during FY 2017 before investment for growth capex.

We expect FY 2017-18 to be a transformative year for your Company. With an already strong balance sheet, a record Q4 FY 2016-17 EBITDA of Rs. 7,275 Crore, continuing growth from the ongoing ramp-ups across most of our businesses, a clear capital allocation strategy and a defined dividend policy, we are confident about Vedanta’s prospects for the coming years and are optimistic about the long-term outlook for the global resources sector.

FINANCIAL HIGHLIGHTS FOR FY 2016-17

FY 2017 has seen strong performance both in terms of volumes and costs. Aluminum and Power continued to ramp up and Zinc India delivered a strong performance in last quarter in line with the mine plan. Margin improved further by about 500 basis points sequentially to exit at 44%.

Attributable PAT before exceptional and DDT for the year was at Rs. 7,323 Crore, nearly 3 times that of previous year, reflecting the operational leverage flowing through to the bottom line. EPS is the highest in the last four years since the existence of Vedanta Limited in its current form, post the Sesa Goa-Sterlite merger.

Debt reduction continued to remain one of our key priorities. Excluding temporary borrowing by Zinc India to bridge its dividend payment and investment maturities,

gross debt reduced by over Rs. 4,000 Crore during the year. Our net debt to EBITDA and gearing ratios are best-in-class, and the lowest and strongest among the Indian and global peers.

Some of the key financial highlights for FY 2017 are:

•	Solid Financial Performance

•	PAT[1] up 2.6 times at Rs. 7,323 Crore and Revenues up 12% to Rs. 71,721 Crore

•	EBITDA up 41% to Rs. 21,437 Crore

•	Free cash flow of Rs. 13,312 Crore

•	Delivering on committed cost savings

•	Delivered cumulative cost and marketing savings of US$712 Mn over the last 8 quarters; ahead of plan to deliver US$1.3 Bn in four years

•	Strong Balance sheet

•	Gross Debt[2] reduced by c. Rs. 4,115 Crore during the year; further reduction of c. Rs. 6,200 Crore post 1st April

•	Net Debt/EBITDA at 0.4x – lowest and strongest among Indian and global peers

•	Strong financial position with total cash and liquid investments of Rs. 63,471 Crore

•	Highest-ever dividends declared

•	Vedanta Limited announced interim dividend of Rs. 6,580 Crore in March 2017

•	Hindustan Zinc announced interim dividend of Rs. 13,985 Crore including dividend distribution tax in March 2017

•	Contribution to the ex-chequer in FY 2017 at c.

Rs. 40,0003 Crore

1.	Attributable PAT before exceptional items & Dividend Distribution Tax (DDT)
2.	Excluding Temporary short term borrowing (Rs. 7,908 Crore) at Zinc India taken for dividend payment
3.	Including Dividends to Government

114

Vedanta Limited Annual Report 2016-17

The Company’s financial highlights in accordance with IND AS are provided below:

			(Rs. in Crore)
	Standalone		Consolidated
	Year Ended	Year Ended	Year Ended	Year Ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net Sales/Income from Operations (including excise duty)	38,540.42	36,022.57	76,171.25	67,992.71
Profit from operations before other income, finance costs and exceptional items	3,665.15	36,022.57	15,040.42	6,579.12
Other Income	9,704.92	9,925.63	4,580.59	4,443.56
Finance costs	3,896.16	3,600.44	5,855.04	5,778.13
Exceptional items	(1,324.10)	25,588.02	114.40	33,784.72
Profit /(loss) before tax	10,798.01	(17,759.55)	13,651.57	(28,540.17)
Tax expense/(credit)	(270.69)	(5,853.32)	3,778.31	(10,677.55)
Net Profit/(loss) after tax	11,068.70	(11,906.23)	9,873.26	(17,862.62)
Share of profit/(loss) of associate	NA	NA	(2.67)	0.23
Minority Interest	NA	NA	4,358.38	(5,591.92)
Net Profit after taxes, minority interest and consolidated share in profit/(loss) of associate	11,068.70	(11,906.23)	5,512.21	(12,270.47)
Paid-up equity share capital (Face value of Rs. 1 each)*	296.5	296.5	296.50	296.50
Reserves excluding revaluation reserves as per balance sheet	79,396.35	78,865.69	60,128.36	43,742.67
Earnings per share (Rs.)	29.04	(32.76)	18.60	(41.38)
Transferred to General Reserve	NIL	NIL	—	—
Interim Dividend	7,098.86	1,037.75	7,098.86	1,037.75
Transferred to Debenture Redemption Reserve	571.27	440.16	560.65	504.94
Proposed dividend on equity shares (incl. Dividend distribution tax)**	NIL	271.58	—	—

*	Pursuant to the merger the increased paid up share capital would be Rs. 371.75 Crores.
**	Proposed dividend of erstwhile Cairn India Limited paid to external shareholders (excluding the share of dividend in Vedanta Limited and fellow subsidiaries)

OPERATIONAL HIGHLIGHTS FOR FY 2016-17

In line with Vedanta’s strategic priority to ramp up production at our Zinc, Aluminium, Power and Iron Ore businesses, we achieved strong results on this front during the year. In particular, record production levels at Hindustan Zinc and the ramp-up at Aluminium are well-timed in these strong commodity markets.

We have maintained our commitment to prudent cost management, thereby delivering strong returns for all stakeholders.

Some of the key operational highlights for FY 2017 are:

•	Record annual production at Aluminium, Power, Zinc India (Zinc and Silver) and at Copper-India

•	Oil & Gas: Successful ramp up from Mangala EOR with production level of 56,000 boepd in Q4

•	Iron Ore: Achieved 2.6 million tonnes of the additional production capacity granted in Goa

•	Zinc International: Gamsberg project on track to commence production in mid CY 2018

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis in terms of the provisions of Regulation 34 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), is provided as a separate chapter in this Annual Report.

BUSINESS RESPONSIBILITY REPORT

A detailed Business Responsibility Report in terms of the provisions of Regulation 34 of the Listing Regulations is available as a separate section in this Annual Report.

CHANGE OF THE REGISTERED OFFICE OF THE COMPANY

The Regional Director, Western Region, Mumbai (RD), vide its order dated February 2, 2017, approved the shifting of the Company’s registered office from the State of Goa to the State of Maharashtra, Mumbai.

The Board on February 3, 2017, vide their resolution passed through circulation have approved the registered office address in Mumbai as Vedanta Limited, 1st floor, C Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India with effect from February 4, 2017.

MERGER OF CAIRN INDIA LIMITED

The Board on July 22, 2016, revised the terms of Scheme of Arrangement between the Company and Cairn India Limited (‘Cairn India’) and their respective shareholders and creditors (the ‘Scheme’), which was initially announced on June 14, 2015. The Company received all approvals necessary for effecting the merger during the year and merger was made effective on April 11, 2017. This merger consolidates Vedanta’s position as one of the world’s largest diversified natural resources companies, with world-class, low-cost assets in Metals & Mining and Oil & Gas. As on the date of merger, pro forma market cap of the merged Company was US$ 15.6 Bn and a higher free float of 49.9%. The combined entity is uniquely positioned to unlock India’s wealth of world-class energy and mineral resources. The merged company is committed to enhance oil & gas production, and preserving the ‘Cairn’ brand.

As per the terms of the merger, public shareholders of Cairn India received for each equity share held by them in erstwhile Cairn India Limited, one equity share of face value of Rs. 1 each and four 7.5% Non-Convertible Non-Cumulative Redeemable Preference shares of Rs. 10 each in Vedanta. Cairn India shareholders, who became shareholders of Vedanta, also received the second interim dividend of Rs. 17.70 per equity share as approved by the Board on March 30, 2017.

115

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORTS

INDIAN ACCOUNTING STANDARDS (IND AS)

The Company adopted Ind AS from the current financial year with the transition date of April 1, 2015. As required under Ind AS, the comparative period financial statements have been restated for the effects of Ind AS. The effect of the transition has been explained in more detail in the notes to the financial statements. The Company has also accounted for the Cairn merger as per the pooling of interests method as prescribed under Ind AS 103. The impact of the merger on the carrying value of investments in various subsidiaries including foreign subsidiaries has been accounted for as part of the merger accounting.

SHARE CAPITAL

Pursuant to the Scheme becoming effective, the Company’s authorised share capital stands changed from 51,620,100,000 (Rupees Five thousand One Sixty Two Crore & One Lakh only) divided into 51,270,100,000 (Five Thousand One Twenty Seven Crore & One Lakh) number of equity shares of Rs. 1/- (Rupee One) each and 3,50,00,000 (Three Crore Fifty Lakhs Only) redeemable preference shares of Rs. 10/- each to Rs. 74,12,01,00,000 (Seven Thousand Four Hundred Twelve Crores and One Lakh only) divided into 44,020,100,000 (Four Thousand Four Hundred and Two Crore and One Lakh only) number of equity shares of Rs. 1/- (Rupee One) each and 3,010,000,000 (Three Hundred and One Crore) redeemable preference shares of Rs. 10/- (Rupees Ten) each.

DIVIDEND

The Board approved the payment of 1st and 2nd interim dividend of Rs. 1.75 per equity share and Rs. 17.70 per equity share of Rs. 1 each on October 28, 2016 and March 30, 2017, respectively. In view of the record interim dividend declared in March, 2017, no final dividend is recommended.

TRANSFER TO GENERAL RESERVE

The Company proposes not to transfer any funds out of its total profit of Rs. 11,068.70 Crore for the financial year to the General Reserve.

DIVIDEND DISTRIBUTION POLICY

Your Board has approved and adopted a dividend distribution policy on May 15, 2017. The policy is available on the website of the Company at www.vedantalimited.com/ media/107147/vedl_dividend_policy_may_15_final.pdf

FIXED DEPOSITS

As reported last year, the Company has discontinued the renewal of its fixed deposits on maturity. As at March 31, 2017, all fixed deposits had matured, while deposits amounting to Rs. 54,000 remained unclaimed. Since the matter is sub judice, the Company is maintaining status quo.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to the provisions of Section 125 of the Companies Act, 2013, the declared dividends, which remained unpaid or unclaimed for a period of seven years, have been transferred by the Company to the IEPF established by the Central Government pursuant to Section 125 of the said Act.

CREDIT RATING

The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its banking facilities in line with Basel II norms.

During the year, CRISIL upgraded the ratings for the Company’s long-term bank facilities and its Non-Convertible Debentures (NCDs) programme to CRISIL AA / Stable Outlook from our ratings at CRISIL AA- / Negative. The revision happened in three steps in September 2016 – Change in Outlook from Negative to Stable; February 2017 – change in Outlook from Stable to Positive and April 2017 – Upgrade of Ratings from CRISIL AA- / Positive outlook to CRISIL AA / Stable Outlook. The Company has the highest short-term rating on its working capital and Commercial Paper programme at CRISIL A1+. The agency expects that the ramp-up of aluminium, iron ore and power capacities; and stable commodity prices shall aid higher cash flow generation and leverage reduction for the Company in near to medium term. Also, the agency shall be guided by extent and timeline for reduction in gross debt for further positive rating action.

India Ratings affirmed the Company’s ratings on long-term scale at IND AA and short-term rating at IND A1+ while keeping the Outlook Negative in December 2016. The agency expected the merger to have been completed by 1HFY17 and the shift in timelines to 4QFY17 led to maintaining of Negative Outlook. With necessary approvals for completion of merger along with consolidated leverage (including parent debt) of less than 3x, we are engaging with the agency for review of the ratings.

Overall, we believe that stable price environment along with improved scale of operations across businesses shall aid faster deleveraging during FY 2017-18.

SUSTAINABILITY

At Vedanta, Sustainable Development is integral to the core business strategy. We continue to be a transparent and responsible corporate citizen; committed to a ‘social license to operate’ and partner with communities, local governments and academic institutions to help catalyse socio-economic development in the areas where we operate.

The Company reaffirms its Core Values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care, which are the basis of Vedanta’s Sustainable Development Model. The model continues to be centred on the four strategic pillars: Responsible Stewardship; Building Strong Relationships; Adding and Sharing Value; and Strategic Communications.

116

Vedanta Limited Annual Report 2016-17

With the Sustainable Development model, we built the Sustainable Development framework, which is aligned to global best practices and standards, including the United Nations Global Compact’s (UNGC) 10 principles; the International Finance Corporation (IFC) performance standards; the International Council on Mining and Metals (ICMM) principles; UN Sustainable Development Goals (SDGs); and the Organisation for Economic Cooperation and Development (OECD) promoted Multinational Guidelines.

This robust framework provides the business and the leadership teams parameters on which to assess, monitor, review key sustainability priorities, such as safety, health and environment, stakeholder engagement and community development activities, as per the Company’s approach on ‘social license to operate’.

Vedanta Sustainability Assurance Programme (VSAP) has been bedrock in promoting transparency and compliance of all our businesses with the Group’s Sustainable Development Framework. In continuation with last year, the big focus areas have been on implementation of six key safety performance standards across the Group; VSAP process has categorically focused on compliance level to these standards and highlighted areas of improvement.

During the year, we focused heavily on safety performance of our businesses under the overarching umbrella of Health, Safety and Environment (HSE) best practices. Community engagement and development programmes were geared with emphasis on need assessments and longevity of the project and related outcomes/benefits.

Our resolve is strong and we continue to work towards achieving zero harm.

Vedanta’s teams across businesses are driving various capacity-building and behavioural programmes. Our awareness campaigns aim to entrench a culture of safety and risk awareness. Training programmes on ‘Making Better Risk decisions’ is one such programme rolled out across the businesses to improve safety decision making of people at the shop floor level. Similarly, ‘Experience Based Quantification’ (EBQ) using Bow Tie Risk Assessment as methodology was utilised in identifying critical risks from safety and environmental perspective for key businesses. In FY 2016-17, over 11,155,62 hours of safety training were delivered to employees and contractors.

COP 21 (Conference of partius) has been a remarkable event in changing the dynamic of climate change discourse, globally. We are pleased to see India’s inclusion as a signatory, and as an Indian company, we do respect the country’s unique issues in the carbon debate. We formed a multi-disciplinary committee headed by the CEO Power business to oversee development and implementation of carbon policy/strategy and action plan in lieu of Intended Nationally Determined Contribution (INDC) commitments of the Government of India (GoI).

We ensure that our Biodiversity Management Plans are in place, and our environmental footprint follows the most rigorous global standards. We have developed specific objectives and targets, particularly with regards to water and energy management.

Finding innovative ways to reduce waste is a priority for us at Vedanta. This year we focused on the concept of ‘Waste to Wealth’ and through a house e-platform, Eureka, we invited ideas from our employees on the same. Overwhelming response was received, and presently implementable ideas are being taken as a project with dedicated teams for execution. Efforts on recycling/reuse of mineral waste is ongoing across the businesses with ultimate aim of achieving 100% recycling/reuse.

We are present in some of the world’s most unique, remote and underdeveloped regions. We are committed to respect, learn from and create a shared understanding with our communities. Connecting with our communities is not just the right thing to do; it is a fundamental imperative of our ‘license to operate’.

Periodic stakeholder meetings with Socially Responsible Investors (SRI) Investors and lenders were undertaken and the update was provided in the Group Sustainability Committee; and will be considered as a stakeholder feedback for materiality analysis.

It is heartening to note that the key outcomes included positive validation of our sustainability model is in line with global practices on engaging with civil society, communicating performance on community development, human rights as well as addressing legacy issues.

INFORMATION & TECHNOLOGY

Cutting-edge technology is in Vedanta’s DNA, and over the years, the Company has leveraged technology and innovation to ensure sustainable operations. Over the past few years, the Company has taken various steps to promote innovation and embrace digital technologies. It has a strong Innovation and Technology programme that emphasises on funding in-house opportunities for R&D across mining, exploration and production. As part of the programme, the Company has created ‘Eureka’, a web-based platform to nurture and incubate in-house innovation and technology.

Technology within Vedanta is shifting towards being a partner at the frontlines, directly enabling business, especially in areas like logistics automation, connected mines, integrated operations centre, mobility, IoT based analytics and wearables. The Company has invested in concepts, such as digital mining that allow them to take their mining operations to new levels of performance, from pit to port, across the whole mine value chain. Digital Oil Field (DOF) is a key technology project deployed in the Oil & Gas fields. It integrates the production process with efficient well monitoring – thus optimising the entire asset. DOF provides a user friendly, web-based interface with enhanced data mining and visualisation capabilities. It also acts as a central location for accessing real-time data available through distributed control systems/ supervisory control and data acquisition (DCS/SCADA) systems. To have a digitally enabled workforce, the organisation has undertaken many initiatives which empower the teams to deliver above par performance with real time data. Integrated enterprise platforms and ecosystems are being upgraded across the organisation. Analytics is being adopted to improve information availability on demand.

117

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORTS

Organisation is adopting latest security standard and deploying state-of-the-art tools like DLP, SIEM, Anti-APT, PIM, MFA and more to secure digital assets.

Vedanta appreciates that the technology landscape is continuously changing at a rapid pace and the Company must constantly evolve and adapt to leverage these changes for competitive advantage. It recognises the need to develop a comprehensive digital strategy and drive transformational change across the organisation that instills digital expertise in all facets of the business and creates value proposition for all stakeholders.

Towards this end, Vedanta has created a new position of ‘Chief Digital Officer’ (CDO). This position will be an integral part of the Executive Committee. The Company is looking at an innovative model to fill this position in partnership with the global technology giants to bring in cutting-edge technology and expertise to unleash the full potential of the business. This position shall be part of the top thought leadership and shall have the critical responsibility for developing and implementing Vedanta’s digital strategy.

Move towards digitisation shall play a key role in adding value to the business through a combination of reduction in costs, improving efficiencies and enabling decision making, among others all culminating into a positive impact on the bottom-line.

RISK MANAGEMENT

As part of our governance philosophy, the Board has formed a Risk Management Committee to ensure a robust risk management system in line with the applicable laws. The details of Committee and its terms of reference are set out in the Corporate Governance Report, which is part of the Board’s Report and is available as a separate section in this Annual Report.

Our businesses are exposed to a variety of risks, which are inherent to an international mining and resources organisation. Our risk-management framework is designed to be simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board. Our management systems, organisational structures, processes, standards and code of conduct together form the system of internal controls that govern how we conduct business and manage associated risks. We have a multi-layered risk management framework to effectively mitigate the various risks, which our businesses are exposed to in the course of their operations.

The Risk Management Committee supports the Audit Committee and the Board in developing the group-wide risk-management framework. Risks are identified through a consistently applied methodology. The Company has put in place a mechanism to identify, assess, monitor and mitigate various risks to key business objectives.

Major risks identified by businesses and functions are systematically addressed through mitigating actions. Risk officers have also been formally nominated at operating businesses, as well as at Group level, to develop the risk-management culture within the businesses.

Our Risk Management Framework is designed to help the organisation meet its objectives through alignment of operating controls with the Group’s mission and vision.

INTERNAL FINANCIAL CONTROLS

The Board has devised systems, policies and procedures / frameworks, which are currently operational within the Company for ensuring the orderly and efficient conduct of its business. This includes adherence to the Company’s policy, safeguarding assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records and timely preparation of reliable financial information. In line with best practices, the Audit Committee and the Board reviews these internal control systems to ensure they remain effective and are achieving their intended purpose. Where weaknesses, if any, are identified as a result of the reviews, new procedures are put in place to strengthen controls. These controls are in turn reviewed at regular intervals.

The systems/frameworks include proper delegation of authority, operating philosophies, policies and procedures, effective IT systems aligned to business requirements, an internal audit framework, an ethics framework, a risk management framework and adequate segregation of duties to ensure an acceptable level of risk. Documented controls are in place for business processes and IT general controls. Key controls are tested by entities to assure that these are operating effectively. Besides, the Company has also adopted a SAP GRC (Governance, Risk and Compliance) framework to strengthen the internal control and segregation of duties/ access. It also follows a half-yearly process of management certification through the Control Self-Assessment framework, which includes financial controls/exposures.

The Company has documented Standard Operating Procedures (SOP) for procurement; project / expansion management capital expenditure; human resources; sales and marketing; finance; treasury; compliance; safety; health; and environment (SHE); and manufacturing.

The Group’s internal audit activity is managed through the Management Assurance Services (MAS) function. It is an important element of the overall process by which the Audit Committee and the Board obtains the assurance on the effectiveness of relevant internal controls.

The scope of work, authority and resources of MAS are regularly reviewed by the Audit Committee. Besides, its work is supported by the services of leading international accountancy firms.

The Company’s system of internal audit includes: covering monthly physical verification of inventory; a monthly review of accounts; and a quarterly review of critical business processes. To enhance internal controls, the internal audit follows a stringent grading mechanism, focusing on the implementation of recommendations of internal auditors. The internal auditors make periodic presentations on audit observations including the status of follow-up to the Audit Committee.

The Company is also required to comply with the Sarbanes Oxley Act Sec 404, which pertains to Internal Controls over Financial Reporting (ICOFR). Through the SOX 404 compliance programme, which is aligned to the COSO framework, the Audit Committee and the Board also gains assurance from the management on the adequacy and effectiveness of ICOFR.

118

Vedanta Limited Annual Report 2016-17

Additionally, as part of their role, the Board and its Committees routinely monitors the Group’s material business risks. Due to the limitations inherent in any risk management system the process for identifying, evaluating and managing the material business risks is designed to manage, rather than eliminate risk. Besides, it has been created to provide reasonable, but not absolute assurance against material misstatement or loss.

Since the Company has strong internal control systems which are further strengthened by periodic reviews as required under the Listing Regulations and SOX compliance by the Statutory Auditors, the CEO and CFO recommend to the Board continued strong internal financial controls.

Based on the information provided, nothing has come to the attention of the Directors to indicate that any material breakdown in the function of these controls, procedures or systems occurred during the year. There have been no significant changes in the Company’s internal financial controls during the year that have materially affected or are likely to materially affect.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, in the design and evaluation of the Company’s disclosure controls and procedures, the management was required to apply its judgment in evaluating the cost-benefit relationship.

VIGIL MECHANISM

The Company has in place a robust vigil mechanism for reporting genuine concerns through the Company’s Whistle Blower Policy. As per the Policy adopted by various businesses in the Group, all complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs and a centralised database has been created to facilitate receipt of complaints. A 24x7 whistle blower hotline and a web-based portal was also launched during the year. All employees and stakeholders can register their integrity related concerns either by calling the toll free number or by writing on the web-based portal which is managed by an independent third party. The hotline provides multiple local language options. After the investigation, established cases are brought to the Group Ethics Committee for review and decision-making. All cases reported as part of whistle blower mechanism are taken to their logical conclusion within a reasonable timeframe. All Whistle Blower cases are periodically presented and reported to the Company’s Audit Committee. The details of this process are also provided in the Corporate Governance Report and the Whistle Blower Policy is posted on the Company’s website.

PREVENTION OF SEXUAL HARASSMENT AT WORKPLACE

The Company has zero tolerance for sexual harassment at workplace. It has adopted a policy on prevention, prohibition and redressal of sexual harassment at workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the Rules thereunder for prevention and redressal of complaints of sexual harassment at workplace.

As part of Vedanta Group, the Company is an equal opportunity employer and believes in providing opportunity and key positions to women professionals. The Group has endeavoured to encourage women professionals by creating proper policies to tackle issues relating to safe and proper working conditions, and create and maintain a healthy and conducive work environment that is free from discrimination. This includes discrimination on any basis, including gender, as well as any form of sexual harassment. During the year, there were two complaints received, all of which were resolved. Your Company has constituted Internal Complaints Committee (ICC) for various business divisions and offices, as per the requirements of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

CORPORATE SOCIAL RESPONSIBILITY

The Company is committed to conduct its business in a socially responsible, ethical and environment friendly manner and to continuously work towards improving quality of life of the communities in its operational areas.

We believe that the sustainable development of our businesses is dependent on sustainable, long lasting and mutually beneficial relationships with our stakeholders, especially the communities we work with. As a responsible corporate citizen, we have a role to play in the integrated and inclusive development of the country, in partnership with government, corporates and civil society/community institutions. We also believe that our employees have the potential to contribute not just to our business, but also towards the goal of building strong communities.

The Company complies with Section 135 of the Act and the approach is focused on long-term programmes aligned with community needs.

Nandghar Project has emerged as the Company’s flagship CSR initiative. We have made a bold commitment of building 4,000 state-of-the-art Nandghars in India to secure our children’s future. The same Nandghars will also serve as vehicles for women’s empowerment and entrepreneurship. During the year, we completed 97 Greenfield Nandghars in four states (Rajasthan, Uttar Pradesh, Madhya Pradesh and Goa) and four brownfield Nandghars in Rajasthan.

Other than Nandghar, the various business units of the Company continue to focus on healthcare, education, skill development, women’s empowerment, agriculture and animal husbandry in our neighbourhood communities. Some of the programme highlights from our business units are –

119

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORTS

•	Since its inception in 2008-09, the Subhalaxmi Cooperative Society promoted by Vedanta Jharsuguda, has formed over 277 Self Help Groups (SHGs) consisting of 3,235 members in 63 peripheral villages of Jharsuguda, Kolabira and Kirmira Blocks. It has promoted over 2,392 micro entrepreneurs in its operational villages.

•	At Lanjigarh, under Project Sakhi, around 2,183 women are engaged in 186 SHGs across 45 villages surrounding our area of operation. Out of the cumulative saving of Rs. 7.3 Mn, approximately Rs. 2.5 Mn has been disbursed as internal loan to various members. Additionally, the SHGs have managed to create credit linkages worth Rs. 6.9 Mn resulting in around 1,085 women being engaged in various income generating activities.

•	Sterlite Copper’s ‘Ilam Mottukal’ aims to ensure that every girl child is provided with quality school education in an enabling environment so that they can realise her fullest potential. This project is impacting 8,046 girl children across 86 schools in Thootukudi district of Tamil Nadu. The project, in its fifth year now, has resulted in 80% improvement in the learning level of girl children and 95% pass percentage in the class 10 exams.

•	With the objective of promoting digital education and literacy in the rural areas, Vedanta Foundation & Vedanta Limited, in collaboration with the Directorate of Education, Government of Goa and Government of Karnataka, have launched Smart Class and Science Lab pilot project for students. The aim is to get these students oriented to smart technology in a friendly manner.

•	To improve medical facilities for the community and medical education in the region, Vedanta has partnered with Odisha Government to set-up a Government Medical College in Bhangabari at Bhawanipatna, Kalahandi District at an estimated investment of Rs. 100 Crore. Vedanta will provide infrastructural support and the college is scheduled to be completed by 2018. The state-of-the-art hospital, being built as part of the college, will provide easy access to medical treatment for the communities residing in the region.

•	Since 2010, Vedanta’s Skill School at BALCO (Korba, Chhattisgarh) has, in partnership with International Leasing & Financial Services (IL&FS), trained nearly 6,120 youth and linked the marginalised sections of society with the mainstream economy.

•	Yuvantaran (Mining Academy of HZL) – Underground mining is the future of mining, but there is a dearth of enough skilled manpower in this area. HZL is working to change this and has initiated possibly the largest such initiative, focused on preparing manpower for underground mining. We are currently running two programmes – one is an intense 18 month residential training for Heavy Earth Moving Machinery (with 110 rural youth), and the other is an 8 month residential programme for Winding Engine Drivers (with 47 rural youth). Both programmes are being implemented in partnership with the Skill Council of Mining Sector (SCMS) and Indian Institute of Skill Development (IISD).

•	Skorpion Zinc is spearheading the ‘It Begins With Youth’ (IBWY) project in partnership with Omayembeko Hope Foundation (OHF). The project targets young people aged between 13 and 35 years, who are experiencing social problems related but not limited to alcohol and drug abuse, crime, discrimination, HIV/AIDS, immorality, sexual and domestic violence, poverty and unemployment. The overall objective of the project is to empower young people, ensuring that they can develop and reach their potential. The project reaches out to over 6,000 youth.

•	CAIRN India established an RO plant in Sewniwala, which is probably the largest community drinking water plant in India running on solar power, and will have a far-reaching impact with an environment friendly process.

During the year, the Company’s divisions spent Rs. 48.48 Crore on CSR activities, while on a consolidated basis it spent about Rs. 110.04 Crore on CSR in India.

A brief overview of CSR initiatives forms part of the Directors’ Report and is annexed hereto as Annexure A.

Your Company’s CSR Policy addresses the Company’s commitment to conduct its business in a socially responsible, ethical and environment friendly manner; and to continuously work towards improving the quality of life of the communities in the areas where it operates.

The CSR policy may be viewed on: http://www. vedantalimited.com/media/85867/csr_policy_final.pdf

BOARD OF DIRECTORS

Appointment

During the year under review, on the recommendation of Nomination and Remuneration Committee (‘NRC’) and in accordance with provisions of the Companies Act, 2013, Mr. G.R. Arun Kumar (DIN: 01874769) was appointed as an additional Whole-Time Director for a period of three years w.e.f. November 22, 2016 and holds office upto the date of the ensuing Annual General Meeting (‘AGM’) and being eligible has offered himself for appointment as a Whole-Time Director. Mr. GR Arun Kumar is also designated as CFO of the Company. The appointment is subject to approval of the members.

Further, the Board at its meeting held on March 30, 2017, approved the appointment of Mr. K. Venkataramanan (DIN: 00001647), as an additional Non Executive Independent Director for a fixed term of three (3) years effective April 01, 2017. The appointment is subject to approval of the members.

Re-appointment

In accordance with the provisions of Act and the Articles of Association of the Company, Mr. Thomas Albanese (DIN: 06853915), Whole-Time Director & CEO, is retiring by rotation and has offered himself for re-appointment.

Further, on the recommendation of NRC, the Board at its meeting held on March 30, 2017 reappointed Mr. Thomas Albanese as the Company’s Whole-Time Director and CEO for a further period from April 01, 2017 till August 31, 2017.

120

Vedanta Limited Annual Report 2016-17

Brief profiles of Mr. Thomas Albanese, Mr. GR Arun Kumar and Mr. K Venkataramanan along with the disclosures required pursuant to Listing Regulations and the Companies Act, 2013 are given in the Notice of the AGM, forming part of the Annual Report.

Attention of the members is invited to the relevant items in the Notice of the AGM and the Explanatory Statement thereto.

Cessations

Mr. DD Jalan superannuated as the Whole Time Director and CFO of the Company w.e.f. September 30, 2016.

Ms. Anuradha Dutt resigned from the position of Independent Director w.e.f. close of business hours of March 31, 2017 on account of her other commitments.

The Board places on record its appreciation for the valuable services rendered by Mr. Jalan and Ms. Dutt during their tenure.

All Independent Directors have provided declarations that they meet the criteria of independence as laid out under Section 149(6) of the Act and the Listing Regulations.

The details of training and familiarisation programmes; annual Board Evaluation process; the policy on Director’s appointment and remuneration including criteria for determining qualifications, positive attributes, independence of Director; and also remuneration for Key Managerial Personnel (KMP) and other employees forms part of Corporate Governance Report.

NUMBER OF BOARD MEETINGS

The Board met nine (9) times during the year. The details of Board meetings are laid out in Corporate Governance Report.

KEY MANAGERIAL PERSONNEL (KMP)

During the year under review, the Company appointed Mr. GR Arun Kumar as CFO w.e.f. October 1, 2016 and Ms. Bhumika Sood, as the Company Secretary of the Company w.e.f. November 22, 2016 and designated them as the KMP under Section 203 of the Act.

Mr. DD Jalan, Whole-Time Director and CFO and Mr. Rajiv Choubey, Company Secretary & Compliance Officer ceased to be in employment of the Company and accordingly relinquished their position of KMPs w.e.f September 30, 2016 and May 31, 2016, respectively.

The following Directors/Executives are KMPs of the Company during FY 2016-17:

Mr. Navin Agarwal, Executive Chairman Mr. Tarun Jain, Whole-Time Director

Mr. Thomas Albanese, Whole-Time Director & Chief Executive Officer

Mr. GR Arun Kumar, Whole-Time Director & Chief Financial Officer

Ms. Bhumika Sood, Company Secretary & Compliance Officer

AUDIT COMMITTEE

The composition of the Audit Committee is in compliance with the provisions of Section 177 of the Act and Regulation 18 of the Listing Regulations. The information in respect of composition, scope, terms of reference, meetings etc. of Audit Committee forms part of the Corporate Governance Report.

The Board has accepted all recommendations made by the Audit Committee during the year.

HUMAN RESOURCES (HR)

Human resources play a significant role in your Company’s growth strategy. Your Company emphasised on talent nurturing, retention and engaging in a constructive relationship with employees with a focus on productivity and efficiency and underlining safe working practices. The significant focus areas during the year comprised the following:

•	Leadership Development and Talent Management Internal

•	Growth Workshops: Internal Growth Workshop is a uniquely designed programme with an objective to provide enhanced and elevated roles to the HIPOs in line with their career aspirations. It is a two way platform to share ideas, vision and synergies aspirations in a structured way. Such workshops enhance communication, inspire employees, and urge them to harness their potential further. So far over 300 new leaders have been identified through this initiative and has benefited them significantly in their career trajectory, which has come ahead of time opportunity. Importantly employees are encouraged to rotate / move across various new roles, locations, businesses once every three years. The average age of the participant was 35 years.

•	‘V Connect’ Initiative: ‘V Connect’ is a programme to anchor all 12,000 professionals globally to engage with the senior leadership team and get personal and professional development insights, ultimately leading to superior performance delivery. This is one of the largest initiatives of its kind carried out across corporates. We are utilising the power of technology using ‘App’ to its optimum to ensure coverage at such a large scale.

•	Right Management In Place (RMIP) - Strategic Hiring

In our endeavour to strengthen management teams across business, realigning the organisation structure and bridging the critical gaps in each of the business, we initiated recruitment drive along with the business for various leadership positions including Expats / Specialist Positions. Hiring for these positions was initiated with focus on recruitment from best practices companies / diversity.

•	Enhanced Maternity/Paternity/Adoption Leave

A progressive parental leave policy was announced wherein maternity leave was enhanced to 26 weeks. Adoption leave of 12 weeks and paternity leave for 1 week was also announced. The new parental leave policy has been welcomed by our employees as the best-in-class in the industry.

121

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORTS

•	Performance Scorecard

With an objective to further strengthen, objectivise the performance evaluation process has put in place Performance Scorecard assessment for employees. Vedanta Senior management believe in leading from the front and live up to the highest performance benchmarks. In this regard, over 300 key people in the organisation who are in the top two grades already have a Performance Scorecard created for them.

Moving further, similar approach will be followed for developing output based Performance Scorecards for its professionals with clearer goals, measurable targets and defined performance levels.

•	Employee Stock Option Scheme (‘ESOS’) 2016

ESOS 2016 aims at rewarding employees with wealth creation opportunities, encouraging high-growth performance and reinforcing employee pride. For the very first time Vedanta Limited options were conceived and scheme was launched after obtaining statutory approvals, including shareholders’ approval. The Company’s 1,116 employees were covered under the ESOS 2016 scheme and the same was well received by them. The Grant under ESOS is a combination of individual contribution, business as well as overall Vedanta Limited’s performance.

•	Global Internship Programme (GIP)

GIP was launched in June 2016 to bring on board global professionals to provide their perspective on our businesses and gain exposure by working on live projects under the mentorship of the senior leadership team. Through this programme, we engaged with the Ivy League B-Schools including Harvard Business School, Wharton as well as London Business School.

During the year, your Company has received recognitions at Forums like CII and World HRD Congress in fields of HR excellence and HR Tech. Your Company got facilitation by the Working Mother and AVTAR as well as WILL for progressive Women friendly policies in the area of internal development, growth opportunities, leadership development and enhanced parental leave policies. The Company is committed to provide equal opportunities to all its employees, irrespective of gender, nationality and background. It believes that diversity brings varied perspective, collaborative decision making and ideas to the organisation and collectively can create superior outcomes. The Company is conscious towards improvising the gender diversity up to 33% at board level from existing 13% and 20% at its professional employee population from existing 12% by year 2020.

EMPLOYEE INFORMATION AND RELATED DISCLOSURES

The statement of Disclosure of Remuneration under Section 197 of the Act and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (‘Rules’), is appended as Annexure B to the Report.

In accordance with the provisions of Section 197(12) of the Act and Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the names and other particulars of employees are set out in the annexure to this report. In terms of provisions of Section 136 (1) of the Act, this report is being sent to the members without this annexure. Shareholders interested in obtaining a copy of the annexure may write to the Company Secretary.

CORPORATE GOVERNANCE REPORT

The Company is committed to maintain the highest standards of corporate governance and adhere to the corporate governance requirements set out by the Securities and Exchange Board of India (SEBI). The Company has also implemented several best corporate governance practices as prevalent, globally. The Corporate Governance Report as stipulated under the Listing Regulations forms an integral part of this Report.

The requisite certificate from the Company’s auditors confirming compliance with the conditions of corporate governance is attached to the Corporate Governance Report.

EXTRACT OF ANNUAL RETURN

The details forming part of the extract of the Annual Return in form MGT-9 is annexed hereto as ‘Annexure C’

DETAILS OF LOANS/GUARANTEES/ INVESTMENT MADE BY THE COMPANY

Particulars of loans given, investments made, guarantees given and securities provided along with the purpose for which the loan or guarantee or security is proposed to be utilised as per the provisions of Section 186 of the Act are provided in the standalone financial statement forming part of the Annual Report.

SUBSIDIARIES/JOINT VENTURES/ASSOCIATE COMPANIES

In terms of provisions of Section 129(3) of the Companies Act, 2013, where the Company has one or more subsidiaries, it shall, in addition to its financial statements, prepare a consolidated financial statement of the Company and of all the subsidiaries in the same form and manner as that of its own and also attach along with its financial statement, a separate statement containing the salient features of the financial statement of its subsidiaries.

In accordance with the above, the consolidated financial statement of the Company and all its subsidiaries and joint ventures form part of the Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries and joint ventures in the prescribed Form AOC-1 is part of the report. The said form is included in the Consolidated Financial Statement.

In accordance with Section 136 of the Companies Act, 2013, the Audited Financial Statements and related information of the subsidiaries, where applicable, will be available for inspection during regular business hours at our registered office. These may also be accessed on the Company’s website www.vedantalimited.com.

122

Vedanta Limited Annual Report 2016-17

As per the Listing Regulations, a policy on material subsidiaries as approved by the Board, may be accessed on the Company’s website: www.vedantalimited.com.

RELATED PARTY TRANSACTIONS

In line with the requirements of the Companies Act, 2013 and Listing Regulations, your Company has formulated a policy on Related Party Transaction (RPT), which is also available on the Company’s website (http://www.vedantalimited. com/investor-relations/corporate-governance.aspx). The Policy intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions between the Company and related parties.

The Company presents a detailed landscape of all RPTs to the Audit Committee, specifying the nature, value, and terms and conditions of the transaction. The Company has developed a Related Party Transactions Manual-Standard Operating Procedures to identify and monitor all such transactions.

All contracts/arrangements/transactions entered by the Company during the financial year with related parties were on an arm’s length basis, in the ordinary course of business and were in compliance with the applicable provisions of the Act and Listing Regulations.

During the year, there have been no materially significant related party transactions between the Company and Directors, management, subsidiaries or relatives, as defined under Section 188 of the Act and Regulations 23 the Listing Regulations.

Accordingly, the disclosure required u/s 134(3)(h) of the Act in Form AOC-2 is not applicable to your Company.

MATERIAL CHANGES AFFECTING THE COMPANY

No significant and material orders have been passed by any regulators or courts or tribunals against the Company, impacting the going concern status and its operations in future. However, as informed in the previous report:

1.	Iron-Ore Division - Goa Operations

Following allegations of illegal mining and based on Justice M.B. Shah Commission Report, the Hon’ble Supreme Court of India on October 5, 2012 had suspended the Iron-ore mining operations and transportation of material of all miners in Goa (including the Company). Separately, the Government of Goa also banned all mining and transportation of iron ore in Goa, and the Ministry of Environment and Forest (MOEF) suspended Environmental Clearances (ECs) of all mining leases within Goa.

On April 21, 2014, the Hon’ble Supreme Court lifted the ban, subject to certain conditions, limiting the maximum annual excavation to 20 million tonnes, subject to the determination of final capacity by the Expert Committee appointed by the Court; and 10% of the sale proceeds of the iron ore to be appropriated towards a sustainability fund (Goa Mineral Iron Ore Fund). The Supreme Court has held that all mining leases in Goa, including those of the Company, expired in 2007 and, consequently, no mining operations could be carried out until the renewal/execution of mining lease deeds by the Government of Goa.

On August 13, 2014, the High Court of Goa passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013), and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the Goa State Government revoked the order suspending mining operations in Goa and by a subsequent order of March 2015, MOEF revoked the suspension of Environment Clearance (EC). Lease deeds for all working leases of the Company in Goa have been executed and registered. The Company has obtained Consent to Operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from IBM for the said leases, thereby paving way for commencing mining operations of the Company in Goa. The mining operations resumed in phases during the financial year under review.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa.

2.	Aluminium Division - Lanjigarh - Bauxite and Alumina Operations

a.	Bauxite Sourcing

The Company has signed a Memorandum of Understanding (MoU) with Odisha Government for the supply of bauxite for the alumina plant at Lanjigarh.

The Company has also entered into a Joint Venture (JV) Agreement with Orissa Mining Corporation (OMC) for supply of bauxite. OMC has, by a separate action, terminated the JV Agreement for which the Company is pursuing the appropriate course of action.

The Company is presently sourcing bauxite from alternate sources including imports. The Company is also looking at bauxite mines which may come up for auction and at other alternatives.

b.	Alumina Operations

The Company has received requisite environmental clearances regarding the expansion of its Lanjigarh alumina refinery from 1 MTPA to 6 MTPA with conditions and construction in phases. The consent to establish has been revalidated for another five years. A challenge has been filed by an individual against

MOEF, Odisha Pollution Control Board (OSPCB) and the Company before National Green Tribunal (NGT) disputing the grant of this environmental clearance. No adverse orders have been made by the NGT.

123

stronger. smarter. sustainable.	STATUTORY REPORTS

DIRECTORS’ REPORTS

3.	Oil & Gas Division

Erstwhile Cairn India Limited (‘Cairn’, now Vedanta Limited or the Company) had received an order from the Income Tax Department for an alleged failure to deduct withholding tax on alleged capital gains arising during the year 2006-07 in the hands of Cairn UK Holdings Limited (CUHL), the Company’s erstwhile parent company, a subsidiary of Cairn Energy Plc. This was in respect of the transaction of CUHL transferring the shares of Cairn India Holdings Limited to erstwhile Cairn India Limited as part of internal group reorganisation in 2006-07 to facilitate the IPO of Cairn India Limited. A demand of approximately Rs. 20,495 Crore (comprising tax of approximately Rs. 10,248 Crore and interest of approximately Rs. 10,247 Crore) is alleged to be payable. The Company has filed a writ petition with the Delhi High Court praying for quashing/ setting aside the aforesaid order and is pursuing all possible options to protect its interest. Further, the Company has also filed an appeal before Commissioner Appeals. The Company’s parent, Vedanta Resources Plc. has filed a notice of claims against GoI under the UK India bilateral investment treaty challenging the tax demand, seeking resolution through international arbitration.

EMPLOYEES STOCK OPTION PLAN

In order to motivate, incentivise and reward employees, your Company has introduced Vedanta Limited Employee Stock Option Scheme 2016 (‘The Scheme’) to provide equity based incentives to the permanent employees of the Company including holding/subsidiary companies.

The Scheme is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The pre-determined performance criteria shall focus on rewarding employees for the Company’s performance vis-a-vis competition and for achievement of internal operational metrics. The Scheme is currently administered through Vedanta Limited ESOS Trust (ESOS Trust), which is authorised by the shareholders to acquire the Company’s shares from secondary market from time to time, for implementation of the Scheme.

The Company’s shareholders by way of postal ballot on December 12, 2016 have approved the Scheme.

During the year under review, 1,116 options were granted to eligible employees including Whole Time Director and KMPs.

Pursuant to the provisions of SEBI (Share Based Employee Benefits), Regulations, 2014, disclosure with respect to the ESOS Scheme of the Company as on March 31, 2017 is annexed as Annexure D to this Report and has also been uploaded on the Company’s website at www.vedantalimited.com.

The stock option scheme is in compliance with SEBI (Share Based Employee Benefits) Regulations, 2014 (‘Employee Benefits Regulations’) and there have been no changes to the plan during the financial year.

A certificate from M/s S.R. Batliboi & Co. LLP, Chartered Accountants, Statutory Auditors, with respect to the implementation of the Company’s ESOS schemes, would be placed before the shareholders at the ensuing AGM. A copy of the same will also be available for inspection at the Company’s registered office.

AUDITORS

•	Statutory Auditors

M/s S.R. Batliboi & Co. LLP, Chartered Accountants (FRN: 301003E) were appointed as Statutory Auditors of your Company at the AGM held on June 29, 2016 for a term of five consecutive years i.e. until the conclusion of the 56th AGM. As per the provisions of Section 139 of the Act, the appointment of Auditors is required to be ratified by members at every AGM. The ratification of appointment of Statutory Auditors for the 2nd year is being sought from the members of the Company at this AGM. Further, M/s S.R. Batliboi & Co. LLP have confirmed their independence and eligibility under the provisions of the Act and Listing Regulations.

The report of the Statutory Auditors along with notes to Schedules is enclosed to this Report. The observations made in the Auditors’ Report are self-explanatory and therefore do not call for any further comments.

During the year under review, the Auditors have not reported any matter under Section 143 (12) of the Act, therefore no detail is required to be disclosed under Section 134 (3)(ca) of the Act.

•	Cost Auditor

As per Section 148 of the Act, the Company is required to have the audit of its cost records conducted by a Cost Accountant in practice. The Board has, on the recommendation of the Audit Committee, approved the appointment of M/s Shome and Banerjee as Cost Auditors for its Oil & Gas Business and M/s Ramnath Iyer & Co as Cost Auditors for its Copper, Aluminium, Iron ore and Electricity Business to conduct cost audits pertaining to relevant products prescribed under the Companies (Cost Records and Audit) Rules, 2014 as amended from time to time for the year ending March 31, 2018 at a remuneration of Rs. 5,00,000 p.a and Rs. 13,15,000/- p.a (plus applicable taxes and reimbursement of out of pocket expenses, if any), respectively. Further M/s Ramnath Iyer & Co have been appointed as the Lead Cost Auditors of the Company.

•	Secretarial Auditor

Pursuant to the provisions of Section 204 of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Company has appointed M/s Chandrasekaran & Associates, a firm of Company Secretaries in practice to undertake the Company’s Secretarial Audit for FY 2016-17.

124

Vedanta Limited Annual Report 2016-17

The Report of the Secretarial Audit in Form MR-3 is annexed herewith as Annexure E. The Secretarial Audit Report does not contain any qualifications, reservation, adverse remarks or disclaimer.

ENERGY CONSERVATION, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on conservation of energy, technology absorption stipulated under Section 134(3)(m) of the Act, read with Rule 8 of the Companies (Accounts) Rules, 2014, is annexed herewith as ‘Annexure F’.

The details of the Foreign Exchange Earnings and Outgo are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Expenditure in foreign currency	1,281.94	1,255.4
Earnings in foreign currency	21,137.58	16,453.99
CIF Value of Imports	19,322.02	16,206.91

DIRECTORS RESPONSIBILITY STATEMENT

Pursuant to section 134 of the Act, with respect to Directors’ Responsibility Statement it is hereby confirmed that:

(a)	in the preparation of the annual accounts, the applicable accounting standards has been followed and there is no material departures from the same;

(b)	the Directors selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year i.e., March 31, 2017 and of the profit of the Company for that period;

(c)	the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the Company’s assets and for preventing and detecting fraud and other irregularities;
(d)	the Directors have prepared the annual accounts on a going concern basis;

(e)	the Directors have laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and are operating effectively; and

(f)	the Directors have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENT

Your Directors place on record their deep appreciation to employees at all levels for their hard work, dedication and commitment. The enthusiasm and unstinting efforts of the employees have enabled the Company to remain as industry leaders.

The Board also extends its appreciation for the support and co-operation your Company has been receiving from its customers, vendors, dealers, investors, suppliers, business associates and others associated with the Company. Your Company looks upon them as partners in its progress and has shared with them the rewards of growth. It will be the Company’s endeavour to build and nurture relationships with all its stakeholders.

The Directors also take this opportunity to acknowledge the support and assistance extended to us by GoI, various State Governments and government departments, financial institutions, bankers, stock exchanges, communities, shareholders and investors at large for their continued support.

For and on behalf of the Board of Directors

Navin Agarwal

Executive Chairman

Place : Mumbai

Dated : May 15, 2017

125

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE A

Annual Report on Corporate Social Responsibility Activities

As prescribed under Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014

1.	A BRIEF OUTLINE OF THE COMPANY’S CSR POLICY, INCLUDING OVERVIEW OF PROJECTS OR PROGRAMS PROPOSED TO BE UNDERTAKEN AND A REFERENCE TO THE WEB-LINK TO THE CSR POLICY AND PROJECTS OR PROGRAMS:

Vedanta Limited, a subsidiary of Vedanta Resources Plc, is India’s largest diversified natural resources company, committed to conduct its business in a socially responsible, ethical and environmentally friendly manner and to continuously work towards improving the quality of life of the communities in its operational areas.

Vedanta Limited has a well-established commitment and history of working with partners, communities and stakeholders. We believe that in partnership with the Government of India, and other development players we can positively impact and contribute to the realisation of integrated development for rural, semi-urban and urban areas.

Our key focus areas of CSR are health, education, livelihood and environmental protection. Our programs are continually revised and implemented based on periodic need assessments undertaken by us, as also extensive consultations with our neighbourhood communities, including women and youth. Over the years, Vedanta has focussed on skills building, farm and non-farm initiatives, entrepreneurship building and local sourcing which has created opportunities for economic development. We have created programs to train youth (including youth from tribal communities) in industrial vocations and also counselled them for taking up vocations of their choice.

While encouraged by the results, we are also continually challenging ourselves to improve the impact of our social initiatives, such that the communities benefit and are empowered.

More on the policy may be seen at: http://www.vedantalimited.com/investor-relations/corporate-governance.aspx.

2.	THE COMPOSITION OF THE CSR COMMITTEE:

The Company’s Corporate Social Responsibility (CSR) Committee comprises of five (5) members including three (3) Independent Directors viz. Mr. Naresh Chandra (Chairman), Mr. Ravi Kant, Ms. Anuradha Dutt and two (2) Executive Directors viz. Mr. Thomas Albanese and Mr. Tarun Jain.

3.	AVERAGE NET PROFIT OF THE COMPANY FOR THE THREE FINANCIAL YEARS

The Company, at an average, has been at loss for the last 3 financial years.

4.	PRESCRIBED CSR EXPENDITURE (TWO PERCENT OF THE AMOUNT SHOWN AS IN ITEM 3 ABOVE):

The Company is not required to spend any budget towards the mandatory CSR spend under the CSR rule as per the Companies Act, 2013 since the Company has been at a loss, at an average, for last 3 financial years.

126

Vedanta Limited Annual Report 2016-17

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT. (Contd.)

The Company in line with its approach to preserve its Social License to operate has invested Rs. 48.48Crore in FY 2016-17 for which the detailed business unit wise CSR spend has been given below in the required format:

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
1	Development activities in Resettlement colony	Development activities in R&R colony	Jharsuguda	Jharsuguda	0.42	0.34	0.00	0.34	Direct
2	Construction of District Reading Room	Infrastructure	Jharsuguda	Jharsuguda	0.62	0.05	0.00	0.05	Direct
3	Providing Desks and Benches in Primary school	Infrastructure	Jharsuguda	Jharsuguda	—	0.02	0.00	0.02	Direct
4	Temple Renovation at Pitapali and Katikela	Infrastructure	Jharsuguda	Jharsuguda	—	0.05	0.00	0.05	Direct
5	Painting and renovation of Kirtan Mandap	Infrastructure	Jharsuguda	Jharsuguda	—	0.01	0.00	0.01
6	Excavation of Ponds and installation of tubewells	Infrastructure	Jharsuguda	Jharsuguda	—	0.58	0.00	0.58	Direct
7	Village Co-ordinators	Programme Coordination Expenses	Jharsuguda	Jharsuguda	0.06	0.08	0.00	0.08	SEWA
8	Programme Coordination Expenses	Programme Coordination Expenses	Jharsuguda	Jharsuguda	—	0.01	0.00	0.01	Direct
9	Mobile Health unit	Health & Sanitation	Jharsuguda	Jharsuguda	0.72	0.23	0.00	0.23	Wockhardt Foundation
10	Project Janani	Health & Sanitation	Jharsuguda	Jharsuguda	—	0.02	0.00	0.02	ORISIS
11	HIV/AIDS, Mega Health camps and other camps	Health & Sanitation	Jharsuguda	Jharsuguda	—	0.08	0.00	0.08	Direct
12	Construction of toilet	Health & Sanitation	Jharsuguda	Jharsuguda	—	0.04	0.00	0.04	Subhalaxmi Cooperative
13	Rural Sanitation Programme-Village Cleaning	Health & Sanitation	Jharsuguda	Jharsuguda	—	0.22	0.00	0.22	Direct
14	Project Vedanta Vidyarthi Vikas Yojana	Education	Jharsuguda	Jharsuguda	0.50	0.07	0.00	0.07	Anchalik Jan Kalyan Anusthan
15	Vedanta DAV scholarship Programme	Education	Jharsuguda	Jharsuguda	—	0.45	0.00	0.45	Direct
16	Computer Literacy, Career counselling & Other Education Programme	Education	Jharsuguda	Jharsuguda	—	0.06	0.00	0.06	Vedanta Foundation
17	Promotion of Microenterprises	Livelihood	Jharsuguda	Jharsuguda	0.57	0.06	0.00	0.06	Subhalaxmi Cooperative

127

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE A

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT.(Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
18	Subhalaxmi Cooperative	Livelihood	Jharsuguda	Jharsuguda	—	0.16	0.00	0.16	Subhalaxmi Cooperative
19	Sports Activities	Sports & Culture	Jharsuguda	Jharsuguda	0.00	0.02	0.00	0.02	Direct
20	Plantation/ Social Forestry	Plantation	Jharsuguda	Jharsuguda	0.23	0.22	0.00	0.22	AASTHA
					3.12	2.77	0.00	2.77
21	Running MHV’s in Rajasthan and Gujarat; Care India Mother and Child health, Govt Hospital cleaning; Specialist Doctors	Health	Barmer Viramgam	Rajasthan Gujrat	5.30	3.70	0.00	3.70	Implementing Agency
22	Construction of toilets under Sanitation “Swachch Bharat Mission”, individual household toilets/ bathroom construction and school toilets		Barmer	Rajasthan	2.00	1.87	0.00	1.87	Implementing Agency
23	NABARD Watershed Development, Dairy Development and NRM & Farm Based Initiatives	Farm Based	Barmer	Rajasthan	2.50	1.81	0.00	1.81	Implementing Agency
24	Scholarships	Education	Barmer	Rajasthan	0.40	0.08	0.00	0.08	Cairn Foundation
25	Skills development through CEC Barmer, ITI, GEP, women empowerment, CCoE etc.	Vocational Skills	Barmer	Rajasthan	6.00	5.05	0.00	5.05	Implementing Agency
26	Solar PV Projects	Renewable Energy	Barmer	Rajasthan	2.00	0.00	0.00	0.00	NA
27	Pahounch – women and children health and nutritional supplements; micro level interventions; MLI under PPP model	Other Projects	Viramgam	Gujarat	1.00	0.47	0.00	0.47	Implementing Agency
28	Need Based Projects; Micro Level Interventions etc.	Other Projects	Barmer	Rajasthan	1.50	2.31	0.00	2.31	Implementing Agency

128

Vedanta Limited Annual Report 2016-17

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT. (Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
29	CSR Contribution to District Collector’s fund; Strengthening the existing Cairn NASSCOM Knowledge Centre (CNKC) in Challapalli Village and initiation of new CNKC at Gollavilli Village in Uppalaguptham Mandal.	Other Projects	Ravva	Rajahmundry, AP, (East Godavari District)	2.50	2.16	0.00	2.16	Implementing Agency
30	Setting up RO water plants	Water	Barmer	Rajasthan	10.00	6.43	0.00	6.43	Implementing Agency
31	Construction of Nandghar’s	Anganwadi	Barmer	Rajasthan	7.00	7.74	0.00	7.74	Implementing Agency
					40.20	31.62	0.00	31.62
32	B.E. Mining department	Education (promoting education)	Goa	North Goa & South Goa	0.85	0.65	0.00	0.65	Direct
33	Transport facility for School children	Education (promoting education)	Operational areas across Goa	North Goa & South Goa	0.29	0.30	0.00	0.30	Direct
34	NANDGHAR	Education (promoting education)	Goa & Karnataka	South Goa, North Goa, Dharwad & Chitradurga	0.60	0.32	0.00	0.32	Direct
35	Evening Study centers	Education (promoting education)	Chitradurga	Chitradurga	0.04	0.03	0.00	0.03	Direct
36	Vedanta Computer training centers	Education (employment enhancing vocation skills)	Sanquelim, Navelim & Sanvordem	North Goa & South Goa	0.02	0.02	0.00	0.02	Direct as well as through Vedanta Foundation
37	Support towards educational as notebooks, books, equipment’s	Education (promoting needs such education)	Operational villages in Chitradurga & Goa	North Goa, South Goa & Chitradurga	0.42	0.21	0.00	0.21	Direct
38	Community Medical Centers (CMC), Mobile Health Vans	Health (promoting preventive health care)	Amona & Navelim in North Goa & Chitradurga	North Goa & Chitradurga	0.30	0.29	0.00	0.29	Matruchaya & Speech
39	Drinking water project	Health (making available safe drinking water)	Operational areas across Goa, Karnataka	North Goa	0.30	0.18	0.00	0.18	Direct
40	Sanitation units	Health (Sanitation)	Navelim & Amona	North Goa	0.06	0.00	0.00	0.00	Direct

129

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE A

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT.(Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
41	Health check up and Awareness camps (cataract camp, Paediatric camps, breasts feeding and awareness camp)	Health (promoting preventive health care)	Across operational areas in Goa & Karnataka	North Goa & Chitradurga	0.02	0.01	0.00	0.01	Direct
42	Agriculture rejuvenation and dairy farming project	Sustainable livelihood (livelihood enhancement projects	Operational areas of Goa and Chitradurga	North Goa & Chitradurga	0.42	0.26	0.00	0.26	Direct
43	Women SHG formation & training	Empowering Women	Operational areas of Goa and Chitradurga	North Goa, South Goa & Chitradurga	0.07	0.05	0.00	0.05	Direct & through MYRADA
44	Need Based rural development programmes	Rural development	Across operational areas in Goa & Chitradurga	North Goa, South Goa & Chitradurga	1.01	0.63	0.00	0.63	Direct
45	Sports & cultural activities at local level	Promotion of sport and culture activity	Operational villages in Chitradurga & Goa	North Goa, South Goa & Chitradurga	0.11	0.05	0.00	0.05	Direct
					4.51	3.00	0.00	3.00
46	Eradicating malnutrition through Mid-Day Meal program	Education & Nutrition	Lanjigarh Block	Kalahandi	2.18	0.89	0.00	0.89	Manna Trust
47	Promoting education through Khushi Child Care Centre	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.55	0.30	0.00	0.30	Vedanta Foundation
48	Village Computer literacy Program	Education	Lanjigarh, Bissamcuttack & Muniguda Block	Kalahandi & Rayagada	0.25	0.08	0.00	0.08	Vedanta Foundation
49	Support to schools program	Education	Lanjigarh	Kalahandi	0.20	0.44	0.00	0.44	Direct
50	Scholarship	Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.10	0.00	0.00	0.00	Direct
51	Promoting Preventive health through Vedanta Hospital	Health	Lanjigarh	Kalahandi			0.00		PVO
52	Promote Preventive health through instituting Mobile Health Unit	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	2.85	2.35	0.00	2.35	PVO

130

Vedanta Limited Annual Report 2016-17

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT. (Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)	Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
53	Maa Santoshi Jankalyan Hospital, Bankakundru	Health	Lanjigarh Block	Kalahandi	0.12	0.09	0.00	0.09	Maa Santoshi Jankalyan Foundation Hospital
54	Conducting Health and awareness camps & Health Events	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.01	0.00	0.00	0.00	PVO
55	Providing Safe Drinking Water & water Supply at Kesinga	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.02	0.01	0.00	0.01	RWSS & Direct through contractor
56	promotion sustainable Agriculture practices - SRI, Sunflower, farmers Club, Farm activity	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.10	0.02	0.00	0.02	Agriculture Department, Sadhna Rural trust
57	Promoting Animal Husbandry project - Poultry & Goatry, Pisciculture	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.10	0.05	0.00	0.05	Mahashakti Foundation
58	Women SHG Promotion & Strengthening	Women Empowerment	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.25	0.14	0.00	0.14	Mahashakti Foundation
59	Employment Centre - Yuva Pragati Kendra	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.23	0.18	0.00	0.18	FIDR
60	Rural BPO	Sustainable Livelihood	Lanjigarh & Muniguda Block	Kalahandi & Rayagada	0.20	0.09	0.00	0.09	FIDR
61	Rehabilitation Colony (NVN) Maintenance	Infrastructure	NVN	Kalahandi	0.32	0.21	0.00	0.21	Direct
62	Need based infrastructure dev projects	Infrastructure	Peripheral villages	Kalahandi		0.13	0.00	0.13	Direct through contractor
63	Sports & Culture	S& C	Peripheral villages	Kalahandi & Rayagada		0.01	0.00	0.01	community participation
64	Project studies (Impact studies, Base line studies, etc.)	Monitoring & Documentation	Peripheral villages	Kalahandi	0.12	0.14	0.00	0.14	My Heart
65	Admin Expenses - Tour & Travel, Coordinator, Salary, Program Coordination	Admin Expenses	Lanjigarh	Kalahandi	0.80	1.22	0.00	1.22	NA
66	Trilochanpur Health Outlet	Health	Trilochanpur	Kalahandi	0.00	0.13	0.00	0.13	SVS & Shanti Maitree

131

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE A

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT. (Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)		Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
67	Leaf Plate Making Unit	Livelihood & Health	Mines villages in Rayagada	Rayagada	0.00	0.09	0.00	0.09		Sadhana Trust
68	TV and electronic items in Mining area	Program Coordination	Niyamgiri Mines area	Rayagada	0.00	0.01	0.00	0.01		Direct through contractor
69	Solar Electricity - Individual solar sys	Infra	Niyamgiri Mines area	Kalahandi & Rayagada	0.00	0.00	0.00	0.00		KIIT & RNSK
70	Solar Micro Grid -Maintenance at Trilochanpur area	Infra	Niyamgiri Mines area	Kalahandi	0.00	0.02	0.00	0.02		Mahashakti Foundation
71	Retrospective Study	Program Coordination - Study	Niyamgiri Mines area	Kalahandi & Rayagada	0.00	0.17	0.00	0.17		FIDR
72	Volleyball tournament at Kurli	Sports	Niyamgiri Mines area	Rayagada	0.00	0.02	0.00	0.02		Jitendra Jakaka
73	Livelihood initiative at Trilochanpr	Livelihood	Niyamgiri Mines area	Kalahandi	0.00	0.02	0.00	0.02		The Human Development
74	Provisioning Amount					0.74	0.00	0.74
					8.40	7.57	0.00	7.57	*
75	Project Ilam Mottukal	Education	Thoothukudi	Thoothukudi	1.80	1.66	0.00	1.66		Humana people to people India
76	Scholastic Excellence Awards	Education	Thoothukudi	Thoothukudi		0.10	0.00	0.10		Direct
77	Educational Scholarship	Education	Thoothukudi	Thoothukudi		0.05	0.00	0.05		Direct
78	Blood Donation Camp	Health	Thoothukudi	Thoothukudi	0.25	0.00	0.00	0.00		Direct
79	Health care on wheels	Health	Thoothukudi	Thoothukudi		0.05	0.00	0.05		Direct
80	Maintenance of Health care on wheels	Health	Thoothukudi	Thoothukudi
81	Quarterly special camps	Health	Thoothukudi	Thoothukudi
82	Construction of 1st floor & Maintenance of two floors in Pediatrics block in GH	Health	Thoothukudi	Thoothukudi		0.46	0.00	0.46		Arc Builders
83	Child care centers	Child Development	Thoothukudi	Thoothukudi	0.20	0.22	0.00	0.22		Vedanta Foundation
84	Establishment of Kitchen Gardening -Distribution of seed kits to families	Agriculture & Animal Husbandry	Thoothukudi	Thoothukudi		0.01	0.00	0.01		Direct

132

Vedanta Limited Annual Report 2016-17

5 & 6. DETAILS OF CSR SPENT DURING THE FINANCIAL YEAR AND IN CASE THE COMPANY HAS FAILED TO SPEND THE TWO PER CENT OF THE AVERAGE NET PROFIT OF THE LAST THREE FINANCIAL YEARS OR ANY PART THEREOF, THE COMPANY SHALL PROVIDE THE REASONS FOR NOT SPENDING THE AMOUNT IN ITS BOARD REPORT. (Contd.)

S. No	CSR Project or Activity Identified	Sector in which the project is covered	Project or Programme 1. Local area or otherwise 2. Specify the district		Amount Outlay in Crore (budget)	Amount Spent (in Crore)		Cumulative Spend till reporting period (in Crore)		Amount Spent, Direct or implementing agency
			Area	Name of District		Direct Overheads
85	Irrigation channel cleaning	Agriculture & Animal Husbandry	Thoothukudi	Thoothukudi			0.00
86	Cattle Camp	Agriculture & Animal Husbandry	Thoothukudi	Thoothukudi		0.00	0.00	0.00		Direct
87	Vocational training to Youth - TamiraMuthukal	Livelihood	Thoothukudi	Thoothukudi	0.45	0.30	0.00	0.30		IL & FS
88	Honorarium for NGO’s	Sterlite Women Empowerment	Thoothukudi	Thoothukudi	0.09	0.07	0.00	0.07		Direct
89	Support to Federations - Towards entrepreneurship	Sterlite Women Empowerment	Thoothukudi	Thoothukudi		0.02	0.00	0.02		Direct
90	Women’s Day Celebrations / Seminars & Exhibition	Sterlite Women Empowerment	Thoothukudi	Thoothukudi		0.10	0.00	0.10		Direct
91	Household toilet project / School toilet complex	Model Village Initiatives	Thoothukudi	Thoothukudi		0.07	0.00	0.07		Direct
92	Child Friendly Villages	Model Village Initiatives	Thoothukudi	Thoothukudi		0.01	0.00	0.01		Direct
93	Partnering with Dist Admin in SSS	Public Private Partnership	Thoothukudi	Thoothukudi		0.10	0.00	0.10
94	Drinking water supply	Model Village Initiatives	Thoothukudi	Thoothukudi		0.20	0.00	0.20		Direct
95	Field level workers	Documentation	Thoothukudi	Thoothukudi	0.07	0.06	0.00	0.06		Direct
96	Photos and Banners	Documentation	Thoothukudi	Thoothukudi	0.02	0.01	0.00	0.01		Direct
97	Study	Documentation	Thoothukudi	Thoothukudi	0.05	0.02	0.00	0.02		Direct
					2.93	3.52	0.00	3.52	*

	TOTAL				59.16	48.48	0.00	48.48

7.	A RESPONSIBILITY STATEMENT OF THE CSR COMMITTEE THAT THE IMPLEMENTATION AND MONITORING OF CSR POLICY, IS IN COMPLIANCE WITH CSR OBJECTIVES AND POLICY OF THE COMPANY.

The CSR Committee of the Company hereby confirms that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the Company.

Thomas Albanese	Naresh Chandra
Chief Executive Officer and Whole Time Director	Non-Executive and Independent Director DIN:
06853915	(Chairman of CSR Committee)
DIN: 00015833

133

stronger. smarter. sustainable.	STATUTORY

ANNEXURE B

Disclosure in Board’s report as per provisions of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2017

Sr. No.	Requirement
1	Ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year

2	Percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year

Disclosure
Name of the Director	Category	Ratio
Navin Agarwal	Chairman	235.41
Din Dayal Jalan	Whole-time Director and Chief Financial Officer	63.97
Tarun Jain	Whole-time Director	169.84
GR Arun Kumar	WTD and Group CFO*	16.04
Thomas Albanese	Whole-time Director and Chief Executive Officer	157.56

Name	Category	Increment Percentage
Navin Agarwal	Chairman	Nil
DD Jalan	Whole-time Director and Chief Financial Officer	Nil
Tarun Jain	Whole-time Director	Nil
GR Arun Kumar	Whole-time Director	Nil ; as the appointment was done on November 22,2016
Bhumika Sood	Company Secretary	Nil ; as the appointment was done on November 22,2016
Tom Albanese	Whole-time Director and Chief Executive Officer	Nil
Rajiv Choubey	Company Secretary	3.0%

3	Percentage increase in the median remuneration of employees in the financial year	The median remuneration of the employees in the financial year was increased by 6.6%

4	Number of permanent employees on the rolls of company	There were 7,452 employees of Vedanta Limited as on March 31, 2017

5

Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration

Average increment in FY 2015-16 for Managerial Personnel (M4 and Above): 5.5% Average Increment in FY 2015-16 for Non Managerial Personnel (M5 and Below): 6.6% No exceptional increase given in the managerial remuneration.

6	Affirmation that the remuneration is as per the remuneration policy of the company	Yes

134

Vedanta Limited Annual Report 2016-17

ANNEXURE C

Form No. MGT-9 EXTRACT OF

ANNUAL RETURN

as on the financial year ended on 31 March, 2017

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies

(Management and Administration) Rules, 2014]

I.	REGISTRATION AND OTHER DETAILS:

1.	CIN	L13209MH1965PLC291394
2.	Registration Date	June 25, 1965
3.	Name of the Company	Vedanta Limited
4.	Category / Sub-Category of the Company	Public Listed Company
5.	Address of the Registered office and contact details	1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, AtulProjects, Chakala, Andheri (East), Mumbai 400093, Maharashtra Email
id: Comp.Sect@vedanta.co.in
Tel: +91 22 66434500
Fax: +91 22 66434530
Website: www.vedantalimited.com
6.	Whether listed company	Yes
7.	Name, Address and Contact details of Registrar and Transfer Agent, if any	Karvy Computershare Private Limited Karvy Selenium Tower No. B, Plot No. 31-32, Gachibowli, Financial District,
Nanakramguda, Serilingampally Hyderabad,
Telangana – 500 032, India Email id:
einward.ris@karvy.com
Tel: +91 40 33211000 / 67162222
Fax: +91 40 23311968
Website: www.karvycomputershare.com

II.	PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY:

All the business activities contributing 10 % or more of the total turnover of the company shall be stated:-

S. No.	Name and Description of main products / services	NIC Code of the Product/service	% to total turnover of the Company
1.	Copper & Copper products	24201	59.45%
2.	Aluminum & Aluminum products	24202	26.59%

III.	PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES:

S. No.	Company*	CIN/GLN	Holding/ Subsidiary/ Associate	% shares held	Applicable Section
1	Twin Star Holding Limited	—	Holding Company	37.11%	2(46)
2	Finsider International Company Limited	—	Holding Company	10.80%	2(46)
3	Westglobe Limited	—	Holding Company	1.19%	2(46)
4	Welter Trading Limited	—	Holding Company	1.03%	2(46)

NOTE

*	All the above entities are subsidiaries of Volcan Investment Limited, the ultimate Holding Company

135

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

III.	PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES: (CONTD.)

S.No.	Subsidiaries	CIN/GLN	Holding/Subsidiary/ Associate	% shares held	Applicable Section
1	Hindustan Zinc Limited	L27204RJ1966PLC001208	Subsidiaries	64.92%	2(87)
2	Bharat Aluminium Company Limited	U74899DL1965PLC004518	Subsidiaries	51%	2(87)
3	MALCO Energy Limited	U31300TN2001PLC069645	Subsidiaries	100%	2(87)
4	Copper Mines of Tasmania Pty Limited	—	Subsidiaries	100%	2(87)
5	Thalanga Copper Mines Pty Limited	—	Subsidiaries	100%	2(87)
6	Monte Cello B.V.	—	Subsidiaries	100%	2(87)
7	Talwandi Sabo Power Limited	U40101PB2007SGC031035	Subsidiaries	100%	2(87)
8	Sesa Resources Limited	U13209GA1965PLC000030	Subsidiaries	100%	2(87)
9	Sesa Mining Corporation Limited	U13209GA1969PLC000091	Subsidiaries	100%	2(87)
10	Bloom Fountain Limited	—	Subsidiaries	100%	2(87)
11	Twin Star Energy Holdings Limited	—	Subsidiaries	100%	2(87)
12	Twin Star Mauritius Holdings Limited	—	Subsidiaries	100%	2(87)
13	Western Clusters Limited	—	Subsidiaries	100%	2(87)
14	Sterlite (USA) Inc.	—	Subsidiaries	100%	2(87)
15	Fujairah Gold FZC	—	Subsidiaries	100%	2(87)
16	THL Zinc Ventures Limited	—	Subsidiaries	100%	2(87)
17	THL Zinc Limited	—	Subsidiaries	100%	2(87)
18	THL Zinc Holding B.V.	—	Subsidiaries	100%	2(87)
19	THL Zinc Namibia Holdings (Proprietary) Limited	—	Subsidiaries	100%	2(87)
20	Skorpion Zinc (Proprietary) Limited	—	Subsidiaries	100%	2(87)
21	Skorpion Mining Company (Proprietary) Limited	—	Subsidiaries	100%	2(87)
22	Namzinc (Proprietary) Limited	—	Subsidiaries	100%	2(87)
23	Amica Guesthouse (Proprietary) Limited	—	Subsidiaries	100%	2(87)
24	Rosh Pinah Health Care (Proprietary) Limited	—	Subsidiaries	69%	2(87)
25	Black Mountain Mining (Proprietary) Limited	—	Subsidiaries	74%	2(87)
26	Vedanta Lisheen Holdings Limited	—	Subsidiaries	100%	2(87)
27	Vedanta Lisheen Mining Limited	—	Subsidiaries	100%	2(87)
28	Killoran Lisheen Mining Limited	—	Subsidiaries	100%	2(87)
29	Killoran Lisheen Finance Limited	—	Subsidiaries	100%	2(87)
30	Lisheen Milling Limited	—	Subsidiaries	100%	2(87)
31	Vedanta Exploration Ireland Limited	—	Subsidiaries	100%	2(87)
32	Sterlite Ports Limited	U40109TN2010PLC084216	Subsidiaries	100%	2(87)
33	Maritime Ventures Private Limited	U61200TN2013PTC091762	Subsidiaries	100%	2(87)
34	Goa Sea Port Private Limited	U63000TN2016PTC111287	Subsidiaries	100%	2(87)
35	Pecvest 17 Proprietary Limited	—	Subsidiaries	100%	2(87)
36	Vizag General Cargo Berth Private Limited	U35100TN2010PTC075408	Subsidiaries	100%	2(87)
37	Paradip Multi Cargo Berth Private Limited	U35100TN2011PTC079116	Subsidiaries	74%	2(87)
38	Lakomasko BV	—	Subsidiaries	100%	2(87)
39	Cairn India Holdings Limited	—	Subsidiaries	100%	2(87)
40	Cairn Energy Hydrocarbons Ltd	—	Subsidiaries	100%	2(87)
41	Cairn Exploration (No. 2) Limited	—	Subsidiaries	100%	2(87)
42	Cairn Energy Gujarat Block 1 Limited	—	Subsidiaries	100%	2(87)
43	Cairn Energy Discovery Limited	—	Subsidiaries	100%	2(87)
44	Cairn Energy India Pty Limited	—	Subsidiaries	100%	2(87)
45	CIG Mauritius Holding Private Limited	—	Subsidiaries	100%	2(87)
46	CIG Mauritius Private Limited	—	Subsidiaries	100%	2(87)
47	Cairn Lanka (Private) Limited	—	Subsidiaries	100%	2(87)
48	Cairn South Africa Proprietary Limited	—	Subsidiaries	100%	2(87)
49	Sesa Sterlite Mauritius Holdings Limited	—	Subsidiaries	100%	2(87)
50	Lisheen Mine Partnership	—	Subsidiaries	100%	2(87)
Associate
1	RoshSkor Township (Pty) Limited	—	Associate	50%	2(6)
2	Gaurav Overseas Private Limited	U45200MH1989PTC052534	Associate	50%	2(6)
3	Raykal Aluminium Company Private Limited	U13203OR1999PTC005673	Associate	24.50%	2(6)
4	Goa Maritime Private Limited	U61200GA2003PTC003250	Associate	50%	2(6)

136

Vedanta Limited Annual Report 2016-17

ANNEXURE C

NOTES:

1.	Following Companies dissolved during the year: Cairn

•	Exploration (No. 7) Limited (19/04/16) Cairn

•	Energy Holdings Limited (19/07/2016)

•	Cairn Energy Australia Pty Limited (19/10/2016)

2.	Sterlite Investment Manager Limited (earlier know as Sterlite Infraventures Limted) got transferred to Sterlite Power Transmission Limited with effect from September 15, 2016

3.	Following Companies became Subsidiaries during the year:

•	Goa Sea Port Private Limited (Incorporated as on July 5, 2016)

•	Sesa Sterlite Mauritius Holdings Limited [got transferred from Vedanta Resources Holding Ltd., UK to Bloom Fountain Limited with effect from January 6, 2017

(Board resolution date)]

4.	Cairn India Limited got merged with Vedanta Limited pursuant to the scheme of Arrangement with effect from April 11, 2017

IV.	SHARE HOLDING PATTERN (EQUITY SHARE CAPITAL BREAKUP AS PERCENTAGE OF TOTAL EQUITY)

a)	Category-wise Share Holding

		No. of shares held at the beginning of the year April 1, 2016				No. of shares held at the end of the year March 31, 2017				% change during the year

Category Code	Category of Shareholder	Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	Promoter and Promoter Group
(1)	Indian
(a)	Individual / HUF	388,996	0	388,996	0.01	251,696	0	251,696	0.01	0.00
(b)	Central Government/State Government(s)	0	0	0	0.00	0	0	0	0.00	0.00
(c)	Bodies Corporate	121,740	0	121,740	0.01	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total A(1) :	510,736	0	510,736	0.02	251,696	0	251,696	0.01	-0.01

(2)	Foreign
(a)	Individuals (NRIs/Foreign Individuals)	0	0	0	0.00	0	0	0	0.00	0.00
(b)	Bodies Corporate	1,764,165,424	0	1,764,165,424	59.51	1,764,165,424	0	1,764,165,424	59.51	0.00
(c)	Institutions	0	0	0	0.00	0	0	0	0.00	0.00
(d)	Qualified Foreign Investor	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total A(2) :	1,764,165,424	0	1,764,165,424	59.51	1,764,165,424	0	1,764,165,424	59.51	0.00

	Total A=A(1)+A(2)	1,764,676,160	0	1,764,676,160	59.52	1,764,417,120	0	1,764,417,120	59.51	-0.01

(B)	Public Shareholding
(1)	Institutions
(a)	Mutual Funds /UTI	116,981,059	9,280	116,990,339	3.95	67,683,076	9,200	67,692,276	2.28	-1.66
(b)	Financial Institutions / Banks	120,378,209	47,620	120,425,829	4.06	119,848,315	40,420	119,888,735	4.04	-0.02
(c)	Central Government / State Government(s)	0	1,680	1,680	0.00	0	0	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0	0	0	0.00	0.00
(e)	Insurance Companies	28,107,503	104,000	28,211,503	0.95	21,108,231	0	21,108,231	0.71	-0.24
(f)	Foreign Institutional Investors	370,280,301	14,584	370,294,885	12.49	483,120,557	14,584	483,135,141	16.30	3.81
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0	0	0	0.00	0.00
(h)	Qualified Foreign Investor	0	0	0	0.00	0	0	0	0.00	0.00
(i)	Others	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total B(1) :	635,747,072	177,164	635,924,236	21.45	691,760,179	64,204	691,824,383	23.34	1.89

137

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

IV.	SHARE HOLDING PATTERN (EQUITY SHARE CAPITAL BREAKUP AS PERCENTAGE OF TOTAL EQUITY)

a)	Category-wise Share Holding (Contd.)

		No. of shares held at the beginning of the year April 1, 2016				No. of shares held at the end of the year March 31, 2017				% change during the year
Category Code	Category of Shareholder	Demat	Physical	Total	% of total shares	Demat	Physical	Total	% of total shares
(2)	Non-Institutions
(a)	Bodies Corporate	72,156,029	1,321,279	73,477,308	2.48	62,603,509	4,039,721	66,643,230	2.25	-0.23
(b)	Individuals
	(i) Individuals holding nominal share capital upto Rs. 2 lakh	162,575,347	19,217,562	181,792,909	6.13	125,064,975	15,896,874	140,961,849	4.75	-1.38
	(ii) Individuals holding nominal share capital in excess of Rs. 2 lakh	19,909,429	0	19,909,429	0.67	17,702,855	0	17,702,855	0.60	-0.07
(c)	Others
	Clearing Members	5,765,942	0	5,765,942	0.19	9,763,581	0	9,763,581	0.33	0.13
	Foreign Bodies	7,794	0	7,794	0.00	7,794	0	7,794	0.00	0.00
	Foreign Bodies - DR	3,903,905	0	3,903,905	0.13	2,803,111	0	2,803,111	0.09	-0.04
	Foreign Nationals	5,400	0	5,400	0.00	0	0	0	0.00	0.00
	Non Resident Indians	5,660,455	213,302	5,873,757	0.20	3,052,079	169,156	3,221,235	0.11	-0.09
	NRI Non-Repatriation	0	0	0	0.00	1,068,338	0	1,068,338	0.04	0.04
	NBFC	570,856	0	570,856	0.02	87,370	0	87,370	0.00	-0.02
	Trusts	1,990,627	42,611,296	44,601,923	1.50	6,562,257	42,611,216	49,173,473	1.66	0.15
(d)	Qualified Foreign Investor	0	0	0	0.00	0	0	0	0.00	0.00

	Sub-Total B(2) :	272,545,784	63,363,439	335,909,223	11.33	228,715,869	62,716,967	291,432,836	9.83	-1.50

	Total B=B(1)+B(2) :	908,292,856	63,540,603	971,833,459	32.78	920,476,048	62,781,171	983,257,219	33.17	0.39

	Total (A+B) :	2,672,969,016	63,540,603	2,736,509,619	92.30	2,684,893,168	62,781,171	2,747,674,339	92.68	0.38

(C)	Shares held by custodians, against which
	Depository Receipts have been issued
(1)	Promoter and Promoter Group	99,292,708	0	99,292,708	3.35	99,292,708	0	99,292,708	3.35	0.00
(2)	Public	128,891,912	0	128,891,912	4.35	117,727,192	0	117,727,192	3.97	-0.38

	Grand Total (A+B+C):	2,901,153,636	63,540,603	2,964,694,239	100.00	2,901,913,068	62,781,171	2,964,694,239	100.00	0.00

Twinstar Holdings Limited (foreign promoter) holds 24,823,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents Four (4) equity shares.

b)	Shareholding of Promoters

		Shareholding at the beginning of the year April 1, 2016			Shareholding at the end of the year March 31, 2017			Change in Shareholding during the year
Sr. No.	Shareholder’s Name	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of Shares	% of total Shares of the Company	% of Shares pledged / encumbered to total shares	No. of shares	%
1	Twin Star Holdings Limited*	1280084749	43.18	0	1280084749	43.18	0	0	0.000
2	Finsider International Company Limited	401496480	13.54	0	401496480	13.54	0	0	0.000
3	Westglobe Limited	44343139	1.50	0	44343139	1.50	0	0	0.000
4	Welter Trading Limited	38241056	1.29	0	38241056	1.29	0	0	0.000
5	Ankit Agarwal	195200	0.01	0	110000	0.00	0	(85200)	(0.003)
6	Pratik Pravin Agarwal	88100	0.00	0	36000	0.00	0	(52100)	(0.002)
7	Agarwal Galvanising Private Limited	121740	0.00	0	0	0.00	0	(121740)	(0.004)
8	Suman Didwania	87696	0.00	0	87696	0.00	0	0	0.000
9	Sakshi Mody	18000	0.00	0	18000	0.00	0	0	0.000

	Total	1764676160	59.52	0	1764417120	59.51	0	(259040)	(0.009)

*	Twinstar Holdings Limited (Promoter) holds 2,48,23,177 American Depository Shares (ADS) representing 9,92,92,708 equity shares. One (1) ADS represents four (4) equity shares.

138

Vedanta Limited Annual Report 2016-17

ANNEXURE C

c)	Change in Promoters’ Shareholding (please specify, if there is no change)

		Shareholding at the beginning of the year April 1, 2016		Transaction details			Cumulative Holding during the year 2016 - 2017		Reason
S. No.	Name of the Promoter	No. of shares	% of total Shares of the Company	Sale	Purchase	Date	No. of shares	% of total Shares of the Company
1	Ankit Agarwal	195200	0.01	48800	—	24/06/2016	146400	0.005	Sale
				36400		11/11/2016	110000	0.004	Sale
2	Pratik Pravin Agarwal	88100	0.00	52100	—	3/6/2016	36000	0.001	Sale
3	Agarwal Galvanizing Private Limited	121740	0.00	121740	—	8/4/2016	0	0.000	Sale

Other than the promoters mentioned above, there is no other change in any other Promoter Shareholding

d)	Shareholding Pattern of top ten Shareholders (other than Directors, Promoters and Holders of GDRs and ADRs):

		Shareholding at the beginning of the year (01-04-2016)			Shareholding at the end of the year the year (31-03-2017)			Change in Shareholding
S. No.	Name of the Share Holder	No. of shares	%	% of shares pledged / encumbered	No. of shares	%	% of shares pledged / encumbered	No. of shares	%
1	Life Insurance Corporation of India	64945699	2.19	0	64945699	2.19	0	0	0.00
2	BhadramJanhit Shalika	42608460	1.44	0	42730200	1.44	0	121740	0.00
3	Stichting Depository APG Emerging Markets Equity Pool	31358917	1.06	0	25260255	0.85	0	(6098662)	(0.21)
4	Life Insurance Corporation of India P & GS Fund	24553855	0.83	0	24553855	0.83	0	0	0.00
5	Franklin Templeton Investment Funds	68706539	2.32	0	21041159	0.71	0	(47665380)	(1.61)
6	Vanguard Emerging Markets Stock Index Fund, A series of Vanguard International Equity Index Fund	18602638	0.63	0	19989757	0.67	0	1387119	0.05
7	Dimensional Emerging Markets Value Fund	17434391	0.59	0	14813520	0.50	0	(2620871)	(0.09)
8	HDFC Trustee Company Limited - HDFC Top 200 Fund	13277211	0.45	0	0	0.00	0	(13277211)	(0.45)
9	Vanguard Total International Stock Index Fund	12592715	0.42	0	14637670	0.49	0	2044955	0.07
10	HDFC Standard Life Insurance Company Limited	11037183	0.37	0	12393717	0.42	0	1356534	0.05

Change in top ten Shareholders (please specify, if there is no change)

S. No.	Name of the Share Holder	Shareholding at the beginning of the Year April, 2016		Transaction Details			Cumulative Shareholding during the Year		Reason
		No. of Shares	% of total shares of the company	Sale	Purchase	Date	No. of Shares	% of total shares of the company
1	Life Insurance Corporation of India	64945699	2.19	0	0	—	64945699	2.19	—
2	Bhadram Janhit Shalika	42608460	1.44	0	121740	05/04/2016	42730200	1.44	Purchase
3	Stichting Depository APG Emerging Markets Equity Private Limited	31358917	1.06
				0	733266	08/04/2016	32092183	1.08	Purchase
				0	847755	15/04/2016	32939938	1.11	Purchase
				0	652808	22/04/2016	33592746	1.13	Purchase
				0	1889515	29/04/2016	35482261	1.20	Purchase
				0	3374940	06/05/2016	38857201	1.31	Purchase
				2443000	0	13/05/2016	36414201	1.23	Sale
				0	988160	20/05/2016	37402361	1.26	Purchase
				0	2082950	27/05/2016	39485311	1.33	Purchase
				0	5514073	03/06/2016	44999384	1.52	Purchase
				0	1264048	10/06/2016	46263432	1.56	Purchase
				0	119657	17/06/2016	46383089	1.56	Purchase

139

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

Change in top ten Shareholders (please specify, if there is no change) (Contd.)

		Shareholding at the beginning of the Year April, 2016		Transaction Details			Cumulative Shareholding during the Year		Reason
S. No.	Name of the Share Holder	No. of Shares	% of total shares of the company	Sale	Purchase	Date	No. of Shares	% of total shares of the company
				0	333326	30/06/2016	46716415	1.58	Purchase
				0	1616091	08/07/2016	48332506	1.63	Purchase
				0	14341	15/07/2016	48346847	1.63	Purchase
				0	3238993	22/07/2016	51585840	1.74	Purchase
				1886608	0	29/07/2016	49699232	1.68	Sale
				9367068	0	05/08/2016	40332164	1.36	Sale
				3182462	0	12/08/2016	37149702	1.25	Sale
				0	561758	02/09/2016	37711460	1.27	Purchase
				0	522967	16/09/2016	38234427	1.29	Purchase
				0	559859	23/09/2016	38794286	1.31	Purchase
				0	560649	30/09/2016	39354935	1.33	Purchase
				706313	0	07/10/2016	38648622	1.30	Sale
				1263220	0	14/10/2016	37385402	1.26	Sale
				142446	0	21/10/2016	37242956	1.26	Sale
				228608	0	28/10/2016	37014348	1.25	Sale
				0	313178	04/11/2016	37327526	1.26	Purchase
				125670	0	11/11/2016	37201856	1.25	Sale
				1917327	0	18/11/2016	35284529	1.19	Sale
				4693684	0	16/12/2016	30590845	1.03	Sale
				684506	0	06/01/2017	29906339	1.01	Sale
				567251	0	20/01/2017	29339088	0.99	Sale
				745416	0	03/02/2017	28593672	0.96	Sale
				0	27262	10/02/2017	28620934	0.97	Purchase
				0	252759	17/02/2017	28873693	0.97	Purchase
				0	135869	24/02/2017	29009562	0.98	Purchase
				1160190	0	03/03/2017	27849372	0.94	Sale
				736175	0	10/03/2017	27113197	0.91	Sale
				1794589	0	17/03/2017	25318608	0.85	Sale
				0	8183	24/03/2017	25326791	0.85	Purchase
				66536	0	31/03/2017	25260255	0.85	Sale
4	Life Insurance Corporation of India P & GS Fund	24553855	0.83				24553855	0.83	—
5	Franklin Templeton Investment Funds	68706539	2.32
				1907830	0	22/07/2016	66798709	2.25	Sale
				1176000	0	05/08/2016	65622709	2.21	Sale
				2581080	0	12/08/2016	63041629	2.13	Sale
				1153120	0	09/09/2016	61888509	2.09	Sale
				1350870	0	16/09/2016	60537639	2.04	Sale
				1140970	0	21/10/2016	59396669	2.00	Sale
				1515850	0	25/11/2016	57880819	1.95	Sale
				2483160	0	02/12/2016	55397659	1.87	Sale
				2396810	0	09/12/2016	53000849	1.79	Sale
				638930	0	16/12/2016	52361919	1.77	Sale
				1140680	0	06/01/2017	51221239	1.73	Sale
				6124850	0	13/01/2017	45096389	1.52	Sale
				3396280	0	20/01/2017	41700109	1.41	Sale
				2654800	0	27/01/2017	39045309	1.32	Sale
				2043380	0	03/02/2017	37001929	1.25	Sale
				2524050	0	10/02/2017	34477879	1.16	Sale
				874540	0	17/02/2017	33603339	1.13	Sale
				1015140	0	24/02/2017	32588199	1.10	Sale
				1427640	0	03/03/2017	31160559	1.05	Sale
				3184540	0	10/03/2017	27976019	0.94	Sale
				3225720	0	17/03/2017	24750299	0.83	Sale
				2112900	0	24/03/2017	22637399	0.76	Sale
				1596240	0	31/03/2017	21041159	0.71	Sale

140

Vedanta Limited Annual Report 2016-17

ANNEXURE C

Change in top ten Shareholders (please specify, if there is no change) (Contd.)

S. No.	Name of the Share Holder	Shareholding at the beginning of the Year April, 2016		Transaction Details			Cumulative Shareholding during the Year		Reason
		No. of Shares	% of total shares of the company	Sale	Purchase	Date	No. of Shares	% of total shares of the company
6	Vanguard Emerging Markets Stock Index Fund, A series of Vanguard International Equity Index Fund	18602638	0.63
				0	69860	08/04/2016	18672498	0.63	Purchase
				0	26186	22/04/2016	18698684	0.63	Purchase
				50332	0	29/04/2016	18648352	0.63	Sale
				32186	0	06/05/2016	18616166	0.63	Sale
				32574	0	20/05/2016	18583592	0.63	Sale
				56189	0	27/05/2016	18527403	0.62	Sale
				108402	0	03/06/2016	18419001	0.62	Sale
				0	56073	10/06/2016	18475074	0.62	Purchase
				37545	0	17/06/2016	18437529	0.62	Sale
				0	76964	24/06/2016	18514493	0.62	Purchase
				0	45288	22/07/2016	18559781	0.63	Purchase
				0	133794	29/07/2016	18693575	0.63	Purchase
				0	105221	05/08/2016	18798796	0.63	Purchase
				0	109845	12/08/2016	18908641	0.64	Purchase
				0	156224	19/08/2016	19064865	0.64	Purchase
				0	70590	09/09/2016	19135455	0.65	Purchase
				348649	0	23/09/2016	18786806	0.63	Sale
				0	75296	07/10/2016	18862102	0.64	Purchase
				0	51766	14/10/2016	18913868	0.64	Purchase
				0	176475	21/10/2016	19090343	0.64	Purchase
				0	70590	28/10/2016	19160933	0.65	Purchase
				0	152945	11/11/2016	19313878	0.65	Purchase
				0	185887	25/11/2016	19499765	0.66	Purchase
				0	105885	02/12/2016	19605650	0.66	Purchase
				240846	0	23/12/2016	19364804	0.65	Sale
				0	54048	06/01/2017	19418852	0.66	Purchase
				0	114852	13/01/2017	19533704	0.66	Purchase
				0	54048	20/01/2017	19587752	0.66	Purchase
				0	162144	03/02/2017	19749896	0.67	Purchase
				0	45040	17/02/2017	19794936	0.67	Purchase
				0	98505	24/03/2017	19893441	0.67	Purchase
				0	96316	31/03/2017	19989757	0.67	Purchase
7	Dimensional Emerging Markets Value Fund	17434391	0.59
				731111	0	04/11/2016	16703280	0.56	Sale
				495854	0	11/11/2016	16207426	0.55	Sale
				757035	0	24/03/2017	15450391	0.52	Sale
				636871	0	31/03/2017	14813520	0.50	Sale
8	HDFC Trustee Company Limited - HDFC Top 200 Fund	13277211	0.45
				3078000	0	15/07/2016	10199211	0.34	Sale
				1077100	0	22/07/2016	9122111	0.31	Sale
				1000000	0	05/08/2016	8122111	0.27	Sale
				62000	0	23/09/2016	8060111	0.27	Sale
				759000	0	07/10/2016	7301111	0.25	Sale
				1327000	0	14/10/2016	5974111	0.20	Sale
				494000	0	21/10/2016	5480111	0.18	Sale
				595000	0	28/10/2016	4885111	0.16	Sale
				1370000	0	04/11/2016	3515111	0.12	Sale
				10000	0	11/11/2016	3505111	0.12	Sale
				1771100	0	18/11/2016	1734011	0.06	Sale
				1019900	0	25/11/2016	714111	0.02	Sale
				714111	0	02/12/2016	0	0.00	Sale

141

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

Change in top ten Shareholders (please specify, if there is no change) (Contd.)

S. No.	Name of the Share Holder	Shareholding at the beginning of the Year April, 2016		Transaction Details			Cumulative Shareholding during the Year		Reason
		No. of Shares	% of total shares of the company	Sale	Purchase	Date	No. of Shares	% of total shares of the company
9	Vanguard Total International Stock Index Fund	12592715	0.42
				0	321511	13/05/2016	12914226	0.44	Purchase
				0	273725	24/06/2016	13187951	0.44	Purchase
				0	246089	15/07/2016	13434040	0.45	Purchase
				0	193490	07/10/2016	13627530	0.46	Purchase
				0	146094	18/11/2016	13773624	0.46	Purchase
				0	167581	25/11/2016	13941205	0.47	Purchase
				0	310684	30/12/2016	14251889	0.48	Purchase
				0	137380	03/02/2017	14389269	0.49	Purchase
				0	123735	03/03/2017	14513004	0.49	Purchase
				0	124666	10/03/2017	14637670	0.49	Purchase
10	HDFC Standard Life Insurance Company Limited	11037183	0.37
				0	1250000	08/04/2016	12287183	0.41	Purchase
				0	850000	15/04/2016	13137183	0.44	Purchase
				993657	0	29/04/2016	12143526	0.41	Sale
				487598	0	06/05/2016	11655928	0.39	Sale
				0	9244	13/05/2016	11665172	0.39	Purchase
				6829	0	20/05/2016	11658343	0.39	Sale
				5274	0	27/05/2016	11653069	0.39	Sale
				0	3553	03/06/2016	11656622	0.39	Purchase
				574668	0	17/06/2016	11081954	0.37	Sale
				0	52332	24/06/2016	11134286	0.38	Purchase
				0	170000	30/06/2016	11304286	0.38	Purchase
				0	117	01/07/2016	11304403	0.38	Purchase
				719892	0	08/07/2016	10584511	0.36	Sale
				0	1017709	15/07/2016	11602220	0.39	Purchase
				0	157195	22/07/2016	11759415	0.40	Purchase
				1807000	0	29/07/2016	9952415	0.34	Sale
				0	300000	05/08/2016	10252415	0.35	Purchase
				1200000	0	12/08/2016	9052415	0.31	Sale
				0	1600000	19/08/2016	10652415	0.36	Purchase
				0	101060	02/09/2016	10753475	0.36	Purchase
				0	39404	09/09/2016	10792879	0.36	Purchase
				27187	0	16/09/2016	10765692	0.36	Sale
				0	17436	23/09/2016	10783128	0.36	Purchase
				7106	0	07/10/2016	10776022	0.36	Sale
				0	138544	14/10/2016	10914566	0.37	Purchase
				500000	0	21/10/2016	10414566	0.35	Sale
				0	564669	28/10/2016	10979235	0.37	Purchase
				9939	0	11/11/2016	10969296	0.37	Sale
				175212	0	18/11/2016	10794084	0.36	Sale
				0	35869	02/12/2016	10829953	0.37	Purchase
				0	54000	09/12/2016	10883953	0.37	Purchase
				100000	0	16/12/2016	10783953	0.36	Sale
				0	3031	23/12/2016	10786984	0.36	Purchase
				0	3493	30/12/2016	10790477	0.36	Purchase
				0	4250	06/01/2017	10794727	0.36	Purchase
				0	1055962	13/01/2017	11850689	0.40	Purchase
				0	237650	20/01/2017	12088339	0.41	Purchase
				0	900076	27/01/2017	12988415	0.44	Purchase
				0	47404	03/02/2017	13035819	0.44	Purchase
				193171	0	10/02/2017	12842648	0.43	Sale
				233262	0	17/02/2017	12609386	0.43	Sale
				0	3382	24/02/2017	12612768	0.43	Purchase
				0	1934	03/03/2017	12614702	0.43	Purchase
				224707	0	10/03/2017	12389995	0.42	Sale
				0	7400	24/03/2017	12397395	0.42	Purchase
				3678	0	31/03/2017	12393717	0.42	Sale

Vedanta Limited Annual Report 2016-17

ANNEXURE C

e)	Shareholding of Directors and Key Managerial Personnel:

S. No.	Name of the Director/Key Managerial Personnel (KMP)	Shareholding at the beginning of the year			Cumulative Shareholding during the year
		No. of shares	% of total shares of the company	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):	No. of shares	% of total shares of the company	Date wise Increase / Decrease in Shareholding during the year specifying the reasons for increase / decrease (e.g. allotment / transfer / bonus/ sweat equity etc.):
1.	Mr. Navin Agarwal Executive Chairman	—	—	—	—	—	—
2.	Mr. Thomas Albanese WTD & CEO	—	—	—	—	—	—
3.	Mr. Tarun Jain WTD	—	—	—	—	—	—
4.	Mr. Din DayalJalan WTD & CFO1	—	—	—	—	—	—
5.	Mr. GR Arun Kumar WTD & CFO[2]	1500	0.00005%	—	1500	0.00005%	—
6.	Ms. Lalita D Gupte NED & ID	—	—	—	—	—	—
7.	Mr. Naresh Chandra NED & ID	—	—	—	—	—	—
8.	Mr. Ravi Kant NED & ID	—	—	—	—	—	—
9.	Ms. Anuradha Dutt NED & ID3	—	—	—	—	—	—
10.	Mr. K Venkataramanan NED & ID4	—	—	—	—	—	—
11.	Ms. BhumikaSood Company Secretary & Compliance Officer5	—	—	—	—	—	—
12.	Mr. Rajiv KumarChoubey Company Secretary and VP-Legal6	123	0.000004%	—	123	0.000004%	—

Notes:

1.	Mr. Din Dayal Jalan ceased to be member of the Board w.e.f. September 30, 2017.
2.	Mr. GR Arun Kumar was appointed as the Chief-Financial Officer w.e.f. September 30, 2017 and Whole-Time Director w.e.f. November 22, 2017, subject to approval of Shareholders in the next General Meeting.
3.	Ms. Anuradha Dutt ceased to be member of the Board of the Company w.e.f. March 31, 2017.
4.	Mr. K Venkataramanan was appointed as a Non-Executive Independent Director w.e.f. April 1, 2017, subject to approval of Shareholders in the next General Meeting.
5.	Ms. Bhumika Sood was appointed as the Compliance Officer w.e.f. July 29, 2016 and Company Secretary w.e.f. November 22, 2017.
6.	Mr. Rajiv Kumar Choubey ceased to be the Company Secretary and VP-Legal w.e.f. May 31, 2016.

143

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

V.	INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due forpayment

					(Rs. in Crore)
		Secured Loans excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year
i)	Principal Amount	26,012.92	7,065.77	0	33,078.69
ii)	Interest due but not paid
iii)	Interest accrued but not due	604.18	2.97		607.15

Total (i+ii+iii)		26,617.10	7,068.74	—	33,685.84

Change in Indebtedness during the year
	Addition	6,046.81	48,175.74		54,222.55
	Reduction	3,217.93	40,850.21		44,068.14
Net Change relating to principle amount		2,828.89	7,325.53		10,154.41
Indebtedness at the end of the financial year
i)	Principal Amount	28,841.81	14,391.30	0	43,233.11
ii)	Interest due but not paid
iii)	Interest accrued but not due	717.02	5.75		722.77

Total (i+ii+iii)		29,558.82	14,397.05		43,955.88

VI.	REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

A.	Remuneration to Managing Director, Whole-time Directors and/or Manager:

S. No.	Particulars of Remuneration	Name of MD/WTD/Manager					Total Amount
		Navin Agarwal	Thomas Albanese	Tarun Jain	DD Jalan[1]	GR Arun Kumar[2]
1	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	85618845	57137771	62676004	18150000	6646307	230228927
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961*	7372265	7434077	39600	34440	21357	14901739
	(c) Profits in lieu of salary under section 17(3) Income-tax Act, 1961	—	—	—	—	—	—
2	Stock Option	13226134		11189747	4805664	345059	29566604
3	Sweat Equity	—	—	—	—	—	—
4	Commission
	- as % of profit	—	—	—	—	—	—
	- others, specify (Annual Performance Bonus)	26339802	27451692	21280000	16526154	2293333	93890981
5	Others, please specify (PF, Superannuation, Medical and LTA)*	12858360	5304028	9724176	—	599973	28486537

	Total (A)	145415406	97327568	104909527	39516258	9906029	397074788

	Ceiling as per the Act		10% of Net Profits

Note:	As the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to Key Management Personnel are not included above.
Valuation of Vedanta Resources Plc’s Shares granted under Deferred Share Bonus Plan (DSBP) to the Whole-time Directors for FY 2014-15, FY 15-16 are not included in the remuneration above.
*	Value of Perquisites u/s 17(2) Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’.
1	The FY 16-17 remuneration of Mr. DD Jalan is till September 30, 2016.
2	The FY 16-17 remuneration of Mr. GR Arun Kumar has been proportionated effective November 22, 2016.

144

Vedanta Limited Annual Report 2016-17

ANNEXURE C

B.	Remuneration to other directors:

S. No.	Particulars of Remuneration	Name of Directors	Total Amount
1.	Independent Directors
	a) Fee for attending board/committee Meetings	Ms. Lalita DileepGupte	7,90,000
		Mr. Naresh Chandra1	8,30,000
		Mr. Ravi Kant	8,30,000
		Ms. AnuradhaDutt	4,40,000
	b) Commission	Ms. Lalita DileepGupte	55,00,000
		Mr. Naresh Chandra2	130,00,000
		Mr. Ravi Kant	55,00,000
		Ms. AnuradhaDutt	55,00,000
		Nil	Nil
	c) Others, please specify

	Total (1)	Nil	3,23,90,000

2.	Other Non-Executive Directors
	a) Fee for attending board / committee meetings	Nil	Nil
	b) Commission	Nil	Nil
	c) Others, please specify (includes salary, allowances, contribution to PF & superannuation, perquisites & LTIP value)	Nil	Nil

	Total (2)	Nil	Nil

	Total (B)= (1+2)	Nil	3,23,90,000

	Overall Ceiling as per the Act for Directors who are neither MD or WTD	1% of Net Profit
	Total Managerial Remuneration (A) + (B)	41,99,68,145.81
	Overall Ceiling as per the Act	11% of Net Profits

Note:

1	For the FY 2016-17 Mr. Naresh Chandra had additionally received sitting fee of Rs. 10,00,000 from Cairn India Limited
2	This includes commission of Rs. 75,00,000 from Cairn India Limited for FY 2016-17.

145

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE C

C	Remuneration to Key Managerial Personnel Other Than MD/Manager/WTD

		Key Managerial Personnel
S. No.	Particulars of Remuneration	CEO	Company Secretary			CFO	Total
			Bhumika Sood[1]	Rajiv Choubey[2]	DD Jalan[2]	GR Arun Kumar[1]
1	Gross salary
	(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961	57137771	864031	1458842	18150000	9273917	86884561
	(b) Value of perquisites u/s 17(2) Income-tax Act, 1961*	7434077	0	0	34440	29800	7498317
	(c) Profits in lieu of salary under section 17(3) Income tax Act, 1961	—	—	—	—	—	—
2	Stock Option	—	—	441153	4805664	481477	5728294
3	Sweat Equity	—	—	—	—	—	—
4	Commission	—	—	—	—	—	—
	- as % of profit	—	—	—	—	—	—
	- others, specify (Annual Performance Bonus)	27451692	145978	1059721	16526154	3200000	48383545
5	Others, please specify (PF, Superannuation, Medical and LTA)*	5304028	98622	143185	—	837172	6383007

	Total	97327568	1108630	3102901	39516258	13822366	154877724

Note: As the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to Key Management Personnel are not included above.

Valuation of Vedanta Resources Plc’s Shares granted under Deferred Share Bonus Plan (DSBP) to the Whole-time Directors for FY 2014-15, FY 2015-16 are not included in the remuneration above.

*	Value of Perquisites u/s 17(2) Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’.
1	The FY 2016-17 remuneration of Mr. GR Arun Kumar & Ms. Bhumika Sood has been proportionated effective October 1, 2016 & November 22, 2016 respectively
2	The FY 2016-17 remuneration of Mr. DD Jalan & Mr. Rajiv Choubey is till September 30, 2016 & May 31, 2016 respectively

VII.	PENALTIES / PUNISHMENT/ COMPOUNDING OF OFFENCES:

Type	Section of the Companies Act	Brief Description	Details of Penalty / Punishment/Compounding fees imposed	Authority [RD / NCLT/COURT]	Appeal made, if any (give Details)
A. Company
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	NIL	NIL	NIL	NIL	NIL
B. Directors
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	NIL	NIL	NIL	NIL	NIL
C. Other Officers in Default
Penalty	NIL	NIL	NIL	NIL	NIL
Punishment	NIL	NIL	NIL	NIL	NIL
Compounding	NIL	NIL	NIL	NIL	NIL

146

Vedanta Limited Annual Report 2016-17

ANNEXURE D

Disclosure under the SEBI (Share Based Employee Benefits) Regulations, 2014

Sr. No.	Particulars		ESOS 2016 Scheme
I.	Details of the ESOS
	1	Date of Shareholder’s Approval	Postal Ballot approval on December 12, 2016
	2	Total Number of Options approved	14,82,50,244 options
	3	Vesting Requirements	1 to 3 years basis Company’s Relative Total Shareholder Return (RTSR) performance against two comparator groups. The first peer group consists of 15 global companies and the second group consists of 6 Indian peer companies.
	4	The Pricing Formula	Re. 1(Par Value)
	5	Maximum term of Options granted (years)	3 years
	6	Source of shares	Secondary Acquisitions
	7	Variation in terms of ESOP	NIL
II.	Method used for accounting		Fair Value Method
III.	Where the company opts for expensing of the options using the intrinsic value of the options, the difference between the employees compensation cost based on intrinsic value of the stock and the fair value for the year and its impact on profits and on EPS of the Company		NA
IV.	Option Movement during the year
			No. of Options
	1	No. of Options Outstanding at the beginning of the year	0
	2	No. of Options Granted during the year	80,00,000
	3	No. of Options Forfeited / Surrendered during the year	1,96,600
	4	No. of Options Lapsed during the year	0
	5	No. of Options Vested during the year	0
	6	No. of Options Exercised during the year	0
	7	No. of shares arising as a result of exercise of options	0
	8	Money realized by exercise of options if scheme is implemented directly by the Company	0
	9	Loan repaid by the Trust during the year from exercise price received	Nil
	10	Number of options Outstanding at the end of the year	78,03,400
	11	Number of Options exercisable at the end of the year	Nil
V	Weighted average Fair Value of Options granted during the year whose
	(a)	Exercise price equals market price	Nil
	(b)	Exercise price is greater than market price	Nil
	(c)	Exercise price is less than market price	115.38
	Weighted average Exercise price of options granted during the year whose
	(a)	Exercise price equals market price	Nil
	(b)	Exercise price is greater than market price	Nil
	(c)	Exercise price is less than market price	1.00
VI	The weighted average market price of options exercised during the year		No options were exercised during the year

VII		Exercise Price	Weighted average remaining contractual life
	For Stock options outstanding at the end of the period	1.00	3.21

147

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE D

Sr. No.	Particulars	ESOS 2016 Scheme
VIII Employee-wise details of options granted during FY 2016-17 to:
(i)	Key Managerial Personnel
	Name of employee	Designation	No. of Options granted
	Mr. Navin Agarwal	Executive Chairman	Nil
	Mr. Tarun Jain	Whole Time Director	1,83,000
	Mr. Thomas Albanese	WTD & CEO	Nil
	Mr. GR Arun Kumar	WTD & CFO	75,000
	Ms. Bhumika Sood	Company Secretary	10,000

(ii)	Employees who were granted, during any one year, options amounting to 5% or more of the options granted during the year

	Name of employee	Designation	No. of Options granted Nil
(iii)	Identified employees who were granted option, during any one year equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant.

	Name of employee	Designation	No. of Options granted Nil

IX	Method and Assumptions used to estimate the fair value of options granted during the year:

The fair value of options granted with time based vesting have been calculated using the Black Scholes Option Pricing model

The Assumptions used in the model are as follows:

Variables		Assumptions
1.	Risk Free Interest Rate	6.50%
2.	Expected Life(in years)	3 years
3.	Expected Volatility	48.00%
4.	Dividend Yield	3.20%
5.	Price of the underlying share in market at the time of the option grant.(Rs.)	236.10

Assumptions:

As given in the Fair valuation report

The fair value of options granted with performance based vesting have been calculated using the Monte Carlo Option Pricing model

The Assumptions used in the model are as follows:

Variables		Assumptions
1.	Risk Free Interest Rate	6.50%
2.	Expected Life(in years)	3 Years
3.	Expected Volatility	48.70%
4.	Dividend Yield	3.20%
5.	Price of the underlying share in market at the time of the option grant.(Rs.)	236.10

Assumptions:

As given in the Fair valuation report

148

Vedanta Limited Annual Report 2016-17

ANNEXURE D

Details Related to Trust

Details in connection with transactions made by the Trust meant for the purpose of administering the schemes under the regulations are as follows:

I	General information on all schemes

Sl. No.	Particulars	Details
1	Name of the Trust	Vedanta Limited ESOS Trust
2	Details of the Trustee(s)	(1) Suresh Bose, Vedanta Limited, DLF Atria,Phase 2, Jacaranda Marg, DLF City, Gurgaon 122002 (Haryana)
(2) Deodatta Padgaonkar, Vedanta Limited, Vedanta House, 75 Nehru Road, Vile Parle (East), Mumbai 400099 (Maharashtra)
(3) Dilip Pattanayak, Hindustan Zinc Limited, ‘Yashad Bhawan’, Udaipur – 313 004 (Rajasthan)
(4) Anup Agarwal, SIPCOT Industrial Complex, Madurai By- pass Road, T.V. Puram PO, Tuticorin- 628002 (Tamil Nadu)
(5) Mr. Niranjan Kumar Gupta, DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurgaon 122002 (Haryana) - ceased to be a Trustee w.e.f March 28, 2017 on account of his resignation
3	Amount of loan disbursed by company / any company in the group, during the year	Rs. 10,34,229,551
4	Amount of loan outstanding (repayable to company / any company in the group) as at the end of the year	Rs. 10,34,229,551
5	Amount of loan, if any, taken from any other source for which company / any company in the group has provided any security or guarantee	N/A
6	Any other contribution mad	N/A

II	Brief details of transactions in shares by the Trust

Sl. No.	Particulars	Details
1	Number of shares held at the beginning of the year	N/A
2	Number of shares acquired during the year through
	(i) primary issuance	N/A
	(ii) secondary acquisition,	39,84,256
3	Number of shares acquired during the year as a percentage of paid up equity capital as at the end of the previous financial year	0.134%
4	Weighted average cost of acquisition per share	259.5778
5	Number of shares transferred to the employees / sold along with the purpose thereof	N/A
6	Number of shares held at the end of the year	39,84,256

III	In case of secondary acquisition of shares by the Trust

Number of shares	As a percentage of paid-up equity capital as at the end of the year immediately preceding the year in which shareholders’ approval was obtained
Held at the beginning of the year	0
Acquired during the year	39,84,256 ( 0.134%)
Sold during the year	0
Transferred to the employees during the year	0
Held at the end of the year	39,84,256 (0.134%)

149

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE E

Secretarial Audit Report for the Financial Year ended March 31, 2017

The Members,

Vedanta Limited 1st

Floor, C Wing, Unit No. 103,

Corporate Avenue, Atul Projects

Chakala, Andheri (East) Mumbai-400093

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Vedanta Limited (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing our opinion thereon.

Based on our verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, We hereby report that in our opinion, the company has, during the audit period covering the financial year ended on March 31, 2017 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2017 according to the provisions of:

(i)	The Companies Act, 2013 (the Act) and the rules made thereunder;

(ii)	The Securities Contracts (Regulation) Act, 1956 (‘SCRA’) and the rules made thereunder;

(iii)	The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder to the extent of Regulation 55A;

(iv)	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v)	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’):-

a)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;
c)	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

d)	The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;

e)	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008; Not Applicable

f)	The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Act and dealing with client to the extent of securities issued;

g)	The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 - Not Applicable; and

h)	The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 - Not Applicable

(vi)	The other laws, as informed and certified by the management of the Company which are specifically applicable to the Company based on their Sectors/ Businesses are:

a)	Mines and Minerals (Development Regulation) Act, 2015 and rules and regulation made thereunder;

b)	Indian Boilers Act, 1923 and rules and regulation made thereunder; and

c)	Manufacture, Storage and Import of Hazardous Chemical Rules, 1989.

We have also examined compliance with the applicable clauses of the following:

a)	Secretarial Standards issued by The Institute of Company Secretaries of India and notified by Ministry of Corporate Affairs.

b)	The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

During the period under review the Company has generally complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

We further report that,

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

150

Vedanta Limited Annual Report 2016-17

Annexure-A to the Secretarial Audit Report

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent in advance (and at a Shorter Notice for which necessary approvals obtained), and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period following major events have happened which are deemed to have major bearing on the Company’s affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards, etc:

1.	The Company has shifted its registered office from the State of Goa to the State of Maharashtra, Mumbai.

2.	The Company has made the Scheme of Arrangement for merger of Cairn India Limited with Vedanta Limited effective from April 11, 2017.

3.	Board of Directors has approved Transfer of shares of Sterlite Infraventures Limited (SIVL) to Sterlite Power Transmission Limited (SPTL).

4.	The Company has issued Non Convertible Debentures of Rs. 2,050 Crores during the period under review.

Date: 15.05.2017

Place: New Delhi

For Chandrasekaran Associates

Company Secretaries

Dr. S Chandrasekaran

Senior Partner

Membership No. 1644

Certificate of Practice No. 715

Note: This report is to be read with our letter of even date which is annexed as Annexure-A to this report and forms an integral part of this report.

The Members,

Vedanta Limited 1st

Floor, C Wing, Unit No. 103,

Corporate Avenue, Atul Projects

Chakala, Andheri (East) Mumbai - 400093

1.	Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2.	We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on the random test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.

3.	We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.

4.	Where ever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.

5.	The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on the random test basis.

6.	The Secretarial Audit report is neither an assurance as to the future viability of the company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

Date: 15.05.2017

Place: New Delhi

For Chandrasekaran Associates

Company Secretaries

Dr. S Chandrasekaran Senior

Partner Membership No. 1644

Certificate of Practice No. 715

151

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE F

(A)	CONSERVATION OF ENERGY:

a)	Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction are as follows:

Oil & Gas Business:

Rajasthan Operations

i.	Maximised uptime of Vapour Recovery Units to minimise the gas flaring.

ii.	Optimised usage of Steam Driven Pumps.

iii.	Operation of Steam Turbine Generators at >99% of rated capacity, reducing the grid power consumption.

iv.	Injection Water Heater Efficiency Optimisation

v.	Replacement of existing Diesel Generators with Gas Engine Generators in NI & Raag Oil Well Pad.

vi.	Solar Power Plant installation at Saraswati Well Pad-1.

vii.	NI fields hydrocarbon fluids transported to MPT through NI-Bhagyam pipeline to avoid road trucking.

viii.	Utilisation Natural Gas in IWBH at satellite fields lead to reduce Diesel consumption & GHG Emission.

ix.	Replacement of conventional tube light (fluorescent type) with LED tube light in building lights.

x.	Replacement of conventional street light (MV Lamp) with LED type Street light.

xi.	Solar DC Pump for drip irrigation system at RGT LQ & WP 5 (Renewable Energy utilisation 18 KWh/day).

Cambay Asset

i.	Demulsifier dosing switched over from Onshore to Offshore which enhanced water separation efficiency and resulted in reduced chemical consumption.

ii.	Reduction of slop oil volume to 155 m3 in FY 2016-17 compared to 350 m3 & 650 m3 in FY 2014-15 & FY 2015-16 respectively by periodically recycling/reprocessing in Additional Liquid Handling Facility.

iii.	Configured auto start of crude oil transfer pumps (2 nos) based on level which resulted in reduced pump run hours.

Ravva Asset

i.	Implemented timer control circuit for switching off Air Conditioning units and Geysers during day time or when not in use to achieve reduction in LQ power consumption.

Copper Business:

i.	Optimisation of thermal swing absorber unit in oxygen plant.

ii.	Temperature based operation of Air-cooled condenser fans and cooling tower fans in the Smelter.

iii.	Variable speed drives for Sulphuric acid plant cooling tower fans.

iv.	Conversion of Furnace oil heaters from Electrical heaters to waste heat steam heaters.

v.	Stoppage of Utility RO plant & usage of the process water from utility in smelter spray pond.

vi.	Effective reject management in RO2 by optimised usage of evaporator operations of RO 3.

vii.	Usage of Energy efficient LED lighting (Conversion of around 15% of total lighting load in phase 1).

Iron Ore Business:

VAB

i.	Automation of stockhouse dedusting valves at Blast furnace 3 to optimise operation of dedusting fan by varying the fan speed maintaining constant negative suction pressure, therefore energy savings.

ii.	Optimise operation of Fuel & flux dedusting fan by running both the hammer crushers simultaneously thereby reduction of run hours of fuel & flux dedusting fan in sinter plant.

iii.	Installation of lighting voltage controllers in Pig iron division-II

iv.	Installed capacitor banks in sinter plant to improve the power factor.

v.	Initiated replacement of conventional lamps with the LED lamps in Value Addition Business in phase manner.

vi.	Automation of river water pump in Power plant-1.

vii.	Installed energy efficient pumps for hot well pump-1 and pump-2 in Blast furnace 3.

viii.	Cooling tower pump impeller trimming in Power plant-2.

IOG

i.	Initiative Reduction in Diesel Consumption of Heavy earth moving machinery by 4%.

ii.	Implementation of Open Access Scheme for 5 locations of IOG, by which we utilise on a monthly basis, an average of 1.5 million units, which is obtained by a conversion of around 6239 million Kcal of waste heat into electrical energy, which otherwise would be emitted in the atmosphere thus polluting it.

152

Vedanta Limited Annual Report 2016-17

iii.	Besides, as per the agreement with the government, we have a profit accrual by way of reduction in tariff cost for the said energy, which yields a profit of around Rs. 15 lacs per month.

iv.	Reduction in Diesel Consumption of DG set by utilisation of Grid power resulting in saving of 15KL diesel per month.

IOK

Fuel consumption and engine emission levels of the transport vehicles and earth moving equipment, together with the optimisation of electrical energy consumption in all activities, remains a focus area for the Company.

•	Installation of APFC panel in plant and admin office which has improved the power factor and reduced the energy losses.

•	Installation of LED Lighting in Admin office and mine haul roads.

Power Business:

i.	Reduction of number of running mill during part load operation.

ii.	APH seal replaced with flexible seal to reduce APH leakages in U#2.

iii.	Condenser tube cleaning by bullet to improve in condenser vacuum.

iv.	VFD installed for Bottom Ash Slurry Pump (APC reduction to 76KW from 107KW).

v.	CW and CEP modification to reduce Aux power consumption (1.8MW).

vi.	Stopping of One CW pump Load <500MW

vii.	Reduction of DM water make-up by optimising cycle chemistry & arresting passing/leaking valves.

viii.	Reduction of specific power consumption per MT of coal feeding by increasing conveyor loading/ utilisation.

ix.	Reduction of Rake Turnaround Time to reduce Sp, Power consumption (1.60 hr to 1.45 hr) target 1.20 hr.

Aluminium Business: Smelter Plant

Jharsuguda: Electrical Energy:

DC	Energy saving

i.	No. of Dead pot reduction AC auxiliary Energy saving

i.	Air slide fan running hour optimisation.

ii.	Sniff panel modification in Casthouse.

iii.	Heater tripping reduction in GAP.
iv.	Elimination of idle running of equipments.

v.	LED street lights installation.

vi.	Improvement in Rectifier Conversion efficiency.

CPP Plant Jharsuguda:

i.	Cooling Tower fills replacement done for 27 fills in 7 units, Retrofit of BFP Recirculation valves in 7 units, Condenser bullet cleaning in five unit, Optimisation of Hoppers heaters in ESP Fields, Energy efficient drier installment, APH seals replacement done in five unit, Selective Soot blowing, Operational improvement, Optimisation of compressors. CW Interconnection done in between unit 6 & 7 to improve vacuum & reduce auxiliary power consumption.

ii.	Optimisation of RH spray and RH steam temperature, water chemistry, running of drives & stopping idle equipment.

iii.	Replacement of Heavy Furness oil to Light Diesel Oil system to reduce auxiliary steam consumption for oil heating in 7 units.

iv.	Ever lowest DM water make-up 0.89% achieved by optimising cycle chemistry & arresting passing/ leaking valves.

v.	Improving CHP belt utilisation from 64% to 65%.

vi.	U#1 all FF bag replacement with new bag (emission reduced from 60 µmg/m3 to 35 µmg/m3)

vii.	Reduction of number of running mill during part load operation.

viii.	Condenser tube cleaning by bullet to improve in condenser vacuum.

ix.	VFD installed for Bottom Ash Slurry Pump in all Unit (APC reduction to 76KW from 107KW).

x.	CW and CEP modification done in all unit to reduce Aux power consumption (1.8MW).

xi.	Stopping of One CW pump Load <500MW.

xii.	Reduction of DM water make-up by optimising cycle chemistry & arresting passing/leaking valves.

xiii.	Reduction of specific power consumption per MT of coal feeding by increasing conveyor loading/ utilisation.

xiv.	Reduction of Rake Turnaround Time to reduce Sp, Power consumption (1.60 hr to 1.45 hr) target 1.20 hr.

Lanjigarh - Refinery:

The following major energy conservation measures are taken at Lanjigarh:-

i.	VFD operation for good condensate return pump motor in evaporation.

ii.	Conversion of 100 numbers of Plant Street light to LED including one high-mast light and 70 numbers fluorescent lamps.

153

stronger. smarter. sustainable.	STATUTORY REPORT

ANNEXURE F

iii.	Conversion of 180 numbers Colony Street lights to LED.

iv.	LT capacitor bank installation in switch gear 3.2 and 1.1.

v.	Increase of throughput of Ball Mill-3 from 200TPH to 300 TPH.

vi.	VFD conversion of caustic pump in calciner.

vii.	Diversion of red mud filtrate line from wash water tank to Washer-4 & 5.

viii.	Installation of auto drain valve for saving of compressed air loss.

Lanjigarh - CGPP:

i.	Internal modification of three no’s of coal mill which results in reduction of power consumption – Energy Saving - 30 GJ.

ii.	Performance improvement of the Ejectors – Energy Saving - 211 GJ.

iii.	Boiler-1 Junior Economizer coil replacement – Energy Saving - 744 GJ.

iv.	Installation of LED lightings – Energy Saving- 3.33 GJ.

(B)	ADDITIONAL INVESTMENTS AND PROPOSALS, IF ANY, BEING IMPLEMENTED FOR REDUCTION OF CONSUMPTION OF ENERGY

Oil & Gas Business:

Rajasthan Operations

i.	Installation of Astro timer for Mangala Processing Terminal (MPT) lighting.

ii.	Replacement of existing lightings with Energy Efficient Lighting.

iii.	Efficiency optimisation of Injection Water Booster pumps.

iv.	Utilisation of Waste heat from boiler blow down to pre heat the make-up water.

v.	Installation of Solar lights across the satellite fields to reduced load on Diesel Generators.

vi.	Installation and commissioning of RSEB power for Saraswati well pad reducing the Diesel consumption.

vii.	Commissioning of Gas Pipeline from Raag Oil field to RGT, resulting in reduction of flaring of 3 mmscf of produced gas and same will be used for internal consumption at MPT/RGT.

viii.	VFD to be installed for 2nd Stage condensate pump and also replacing multi Stage pump to Triplex pump. Reduction in energy consumption is estimated as motor rating will change from 37 KW to 15 KW.

ix.	Replacement of Street Light fitting from conventional type MV Lamp to LED type (50 nos)

Ravva Asset

i.	There was no capital investment involved for conservation of energy on account of timer based operation of A/C and geysers.

Copper Business:

i.	VFD for SAP-1 SFO-14 and SFO-9 blower (500KW).

ii.	Condensate recovery from oxygen plant heater.

iii.	Replacement of conventional lights into LED lights.

Iron Ore Business:

VAB

i.	Retrofitting energy efficient pumps for High pressure pump and low pressure pump at Complex water station in Blast furnace-3.

ii.	Impeller replacement of Pulverised coal injection Induced Draft fan with an energy efficient one.

iii.	Automation of sinter cooler wind box discharge gates thereby operation of Sinter cooler operation with only two chill fans instead of three chill fans.

iv.	Replacement of conventional light fixtures with LED across Value Addition Business.

v.	Elimination of one Blower at power plant-1(PP-1) upon connection of Blast furnace gas duct line from PP-1 to Power plant -2 (PP-2).

vi.	Replacement of 2nos. of HT Blower motors of Blast Furnace 1 and 2 with an Energy efficient motors.

vii.	Merging of two Power plant Raw water pumping station into a single Energy efficient pump.

viii.	Elimination of Bucket elevator of Stock House Dedusting by direct loading in BF3.

ix.	Replacement of impeller of combustion air fan of HBS in BF-3 with energy efficient one.

IOG

i.	Lighting using conventional fixtures of around 900KW capacity is planned to be converted into LED fixtures to obtain a saving of around 50%.

ii.	Study of introducing inverter technology based Air conditioning systems with a saving of approx. 30% of energy utilised.

iii.	Introducing VFD starter panels in 90% of de watering associated pumping systems with a saving of around 35 % in energy expended.

IOK

i.	Installation of 10KW capacity Solar Power Plant thus, focusing more on cleaner and renewable sources on energy.

ii.	Installation of LED Lighting across the unit.

iii.	Installation of 320 KVA DG Boosters.

154

Vedanta Limited Annual Report 2016-17

ANNEXURE F

iv.	Automation of mobile lighting device in mines resulting in reduction of extra diesel consumption.

v.	Grid power supply for the plant operations instead of DG thus reducing the direct consumption.

vi.	Projects regarding reduction in fuel consumption of HEMMs and DGs as a result of Fuel audit.

vii.	Increasing the efficiency of 220 KW cone crusher 2 motor as a result of Energy audit.

viii.	Increment in Solar Street lights in Mines.

Power Business:

i.	HP turbine steam washing for reduction of first stage pressure drop.

Aluminium Business:

Smelter Plant Jharsuguda:

i.	Cold well pump impeller anti corrosion coating.

ii.	Replacement of office area lights with LED lights.

CPP Plant Jharsuguda:

i.	Installation of VFD’s for HT DRIVES.

ii.	Addition of new CT Cells & Augmentation of new CT Fills.

iii.	Modification of fly ash conveying system in phase-2.

iv.	Conversion of HFO to LDO.

v.	Installation of vapor absorption chillers.

vi.	Installation of energy efficient driers.

vii.	Truck tippler for phase-2.

viii.	VFD to be installed in bottom ash slurry pump in unit # 3, 4 of Power Business.

Refinery:

i.	Installation of 250KW compressor in Main air compressor house for avoiding operation of 1MW air compressor motor.

CGPP:

•	Nil

(C)	IMPACT OF ABOVE MEASURES IN A) AND B) FOR REDUCTION OF ENERGY CONSUMPTION AND CONSEQUENT IMPACT OF COST OF PRODUCTION OF GOODS

Oil & Gas Business:

Rajasthan Operations:

•	Reduction in consumption of Natural Gas.

•	Conservation of steam.

•	Replacement of existing Diesel Generators with Gas Engine Generators in NI & Raag Oil Well Pad, this has resulted in saving of ~3,000 liters of diesel per day.

•	Solar Power Plant installation at Saraswati Well Pad-1, this has resulted in saving of ~600 liters of diesel per day.

•	NI field hydrocarbon fluids transported to MPT through NI-Bhagyam pipeline to avoid road trucking, this has resulted in saving of ~1,250 liters of diesel per day.

•	Utilisation Natural Gas in IWBH at satellite fields lead to reduce Diesel consumption & GHG Emission; this has resulted in saving of 300 liters of diesel per day.

•	Replacement of fluorescent tube light with LED tube light- In RGT and well pads Utility buildings 36W and 18W conventional fluorescent lamps were replaced by 18W and 10W LED respectively. Reduction of energy consumption was 51.6 kwh/ day and total reduction up to March 31, 2017 was 14087 kWh.

•	Replacement of conventional street light (MV Lamp) with LED Street light - In RGT area 250W MV conventional street light were replaced by 100W LED Street light from June 30, 2016.

•	Reduction of energy Consumption was 8.25kwh/ day and total reduction up to March 31, 2017 was 2252 kWh.

•	Solar DC Pump for drip irrigation system at RGT Living Q & Well Pad # 5 (Renewable Energy 18 KWh/day).

Cambay Asset:

•	The heat load in ALHF reduced by 1500 scm/ month (Cost saving: Rs. ~15000/month) due to initial separation of water in Slugcatcher and demulsifier consumption by 650 lit/month (Cost saving: Rs. ~ 1.5 lacs/month).

•	Eliminated use of 125 KVA DG saving respective HSD consumption of ~200 lit/day. By means of recycle/ reprocessing in ALHF, reduced GHG emission equivalent to 7000 lits of HSD consumption and saving of Rs. ~15 lacs/annum reprocessing cost.

•	Achieved power savings of Rs. ~6 lacs/annum by reducing pump run hours from 48 to 30.

Ravva Asset:

•	By envisaging timer based operation of A/C and geysers there was a saving of power to the tune of 137160KWH (23.1%) equivalent to Rs. 8 Lakh.

Copper Business:

•	The energy consumption per ton of anode produced 7.38 GJ/MT of Anode including waste heat Steam generation benefits.

Iron Ore Business:

•	The Energy Conservation measures undertaken in various areas in FY 2016-17 have an annual saving potential of 1.62 MU & 0.11 MU per annum for VAB and IOK respectively and 266.25 KL per annum of Diesel for IOG.

155

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE F

•	The proposals being implemented for Energy Conservation measures have an annual saving potential of 6.07 MU, 3 MU & 0.17 MU of Electricity per annum for VAB, IOG and IOK respectively and 465.35 KL per annum of Diesel for IOK.

Power Business:

•	0.12% Auxiliary Power Reduction at Power plant.

•	Reduction of 0.05 ml/MWh Specific Oil Consumption in Power Business.

Aluminium Business:

Smelter Plant Jharsuguda:

•	For Smelter Plant, the total energy saved from the energy saving measures is 16 Million KWH/per annum(approx.)

CPP Plant Jharsuguda:

•	There is a saving of 431830 GJ/Annum for FY 16- 17 from the above projects.

•	There is potential saving of 452522 GJ/Annum for FY 17-18 from the above projects.

•	0.12% Auxiliary Power Reduction at Power plant

•	Reduction of 0.05 ml/MWh Specific Oil Consumption in Power Business.

Lanjigarh:

•	The above energy conservation projects resulted in saving of 1971000KWH/ annum.

Total Energy (GJ/T)

2012-13	2013-14	2014-15	2015-16
FY	Steam (T/T)	Furnace Oil (Kg/T)	Electrical energy (Kwh/T)
2012-13	2.25	72.1	294
2013-14	2.27	70.5	280
2014-15	2.28	71.6	276
2015-16	2.19	70.4	287
2016-17	1.98	70.1	263
(D)	THE STEPS TAKEN BY THE COMPANY FOR UTILISING ALTERNATE SOURCES OF ENERGY

Oil & Gas Business:

Rajasthan Operations:

i.	Study is in progress to procure power directly from Renewable Energy Producers.

ii.	Solar Power Plant installed at Saraswati Well Pad- 1 for running plant load on Solar power.

Copper Business:

i.	Planning to Setup 9 MW solar power plant.

ii.	Purchased Renewable Energy Certificates of non Solar 30665 certificates and Solar13161Certificates as per Tamil Nadu

Electricity Regulatory Commission regulations.

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

Oil & Gas Business:

Rajasthan Operations:

i.	Automatic Tube Cleaning System implemented for on-line cleaning of Heat Exchangers to reduce down time.

ii.	Micro bubble Technology utilised in Produced water System for better Oil / Water Separation.

iii.	Reduction in Dissolved Oxygen content for improvement of viscocity of polymer mother solution.

iv.	Alternate biocide for Water Treatment

v.	Various options being explored for :

•	Reducing diesel consumption by laying pipelines, installation of GEG.

•	Reducing trucking. Optimising

•	QPF operations. Installing Gas

•	driven SRP.

vi.	4” RGT-MPT condensate line can handle daily

•	~3000 Bbls of liquids. With the injection of chemical named “Drag Reducing Agent”, now approx. ~4000-4200 Bbls of liquid per day can be dispatched which in turn has unlocked the Gas processing limitations and increased line capacity. This has resulted in avoiding the condensate dispatch through trucking & in turn cost saving

156

Vedanta Limited Annual Report 2016-17

ANNEXURE F

Copper	Business:

Specific	areas in which R&D carried out by the Company

i.	Auto Sampling of copper slag in Rotary holding furnace in Smelter.

ii.	Conversion of ETP waste cakes to saleable.

iii.	Low Waste heat recovery from Converters and Sulphuric acid plant by using Organic Rankin cycle (ORC).

iv.	Briquetting of Electrostatic precipitator dust.

v.	Debottlenecking of Anode Furnace to Hybrid Smelting process.

vi.	Weak Acid generation from GCP Bleed.

vii.	Pure Nickel production from Nickel sludge and nickel sulphate.

viii.	Ferric Sulphate production from Slag & Sulphuric Acid

ix.	Successful lab scale trail – Removal of Bismuth from Electrolyte in Refinery

Benefits as a result of R&D

i.	Increase in copper recovery

ii.	Increase revenue

iii.	Increase productivity

iv.	Increase Production

Future plan of action

i.	Order placement and project execution

Expenditure on R&D

i.	Capital - 130 lacs

ii.	Recurring-Nil

iii.	Total - 130 lacs.

Iron Ore Business:

VAB

Specific areas in which R&D carried out by the Company

•	Development of ultra-Low Mn& low Ti Special grade pig iron (SSG) production.

•	Development of technology which helps to use 100% high Mn low cost goan ore for basic grade iron production.

•	Addition of ferrosilicon to convert basic grade pig to foundry grade pig at economical cost.

•	Sinter bed height increase to increase sinter production.

Benefits as a result of R&D

•	New product resulting in increased NSR.

•	Reduction in COP and utilisation of cheap local ore.

•	Increase in furnace productivity. Increased sinter production.

Aluminium Business:

CPP Plant Jharsuguda:

•	LED installation in CPP

157

stronger. smarter. sustainable.	STATUTORY REPORTS

ANNEXURE F

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION
Efforts in brief made towards technology absorption, adaptation and innovation	Oil & Gas Business:
Rajasthan Operations
• Automatic Tube Cleaning System implementation for on-line cleaning of Heat Exchangers to reduce down time.
• Micro bubble Technology in Produced water System for better Oil / Water Separation
• Reduction in Dissolved Oxygen content for improvement of viscocity of polymer mother solution
• Project under execution for generating power by utilising produced Gas thus reducing Grid power requirement (power produced in grid through Coal burning.)

•       In house study done for injection of chemical named “Drag Reducing Agent”, which resulted capacity enhancement of 4” condensate line handling capacity by 20-25%. This directly contributing in generating revenues.

• Solar DC Pump for drip irrigation system.
Cambay Asset

•        CB-X-1 was a standalone onshore gas producer well that was required to be permanently abandoned. While conducting Permanent Well Abandonment (PWA) by utilising a Rig is a regular practice, Rig-less PWA is a non-routine operation. Detailed review of well specific details was conducted to ascertain well’s suitability for Rig-less PWA. A detailed procedure & risk register was developed. Rig-less PWA was successfully executed utilising minimal spread – Cementing & Wireline units. An innovative approach aimed at limiting the economic impact was adopted, wherein Digital Slickline was utilised with combined capabilities of Slickline & E-line units.

Ravva Asset

•       A screen-wash mechanism using Injection water was put on trial for the first time in Ravva in FY15-16. Post successful trial the method was extended more producers in FY 16-17 like RF-1st, RE-1, RE- 3ST and RD-11. Screen wash has helped to unclog the screen face from fines (minute particles) and improve productivity substantially.

•       Shallow oil bearing LM (Late Miocene) sands were not completed earlier for RD-6. Cement packer technique was attempted to access the LM sands to add a new resource to the Ravva asset. The unconventional job involved placing a Cement plug in A-Annulus by pumping thru the Production tubing, cleaning the Tubing ID and then perforating LM sand thru Tubing- Cement-Casing-Cement & formation. A narrow cement channel was observed in the annulus post cement setting. A unique application of latest technologies - Epoxy resin & ultrafine cement; combined with careful placement was used to seal the annulus cement channel and bring the well online.

•       Acid Stimulation was envisaged through fluid based diverter ‘OIL seeker’ followed by Organic clay acid (OCA) in oil wells to restore well productivity where acid is diverted preferentially towards the oil zone. This was applied to the existing wells RE-1 and RF-1ST. Acid stimulation with this technique ensured the formation in the oil zone is stimulated more effectively to obtain better penetration with minimum damage and thereby obtaining incremental oil production.

Copper Business:
• Debottlenecking of Refinery capacity (Around 20%) by increasing Current density to 350 amp/m2 with the installation of booster rectifier.

• Converter Tuyeres material of construction change to improve the life of the converters in smelter.

• Implementation of Manufacturing Integration & Intelligent for asset performance tracking & decision making on real time basis.

• Successful lab scale trail – Production Ferric Sulphate from Copper Slag & Sulphuric Acid.

• Successful lab scale trail – Removal of Bismuth from Electrolyte in Refinery.
Iron Ore Business:
VAB:
• Pulverised coal injection in blast furnace 1 & 2.

• Oxygen enrichment initiated in Blast furnace 1 & 2.

• Ore addition in ladle.

• Usage of Maximum Low Grade Goan Iron Ore in Blast Furnace

• Use of high thermal conductivity bricks for oven bed.

• Hydraulic compacting station in Battery-1.

• Oven flue arch modification from semicircular arch to flat arch to improve productivity.
IOK
• Installation of Test bench for in house testing and repair of HEMMs alternator, regulator, and starters.
Power Business :
• Helium detection test in U2.

• Improvement in turbine performance by online turbine blade washing in u#2.
Aluminium Business:
CPP Plant Jharsuguda:
• Selective Soot blowing in boilers.

• Condenser bullet Cleaning.

• HFO to LDO Conversion.

• Isolation of SWAS grab sample.

• Governor Tuning by solvina for the first time in India.

• Augmentation of new CT fills.

• Condenser tube cleaning.

• Conversion of 2nd elevation HFO guns to LDO.

158

Vedanta Limited Annual Report 2016-17

ANNEXURE F

Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import substitution	Oil & Gas Business:
Rajasthan Operations
• Injection Water Quality Improvement.
• Reduced down time of heat exchangers.
• Cost savings and reduction in GHG emissions.
• Cost saving by means of reduction in trucking cost.
Cambay Asset

•       Permanent Well Abandonment is an operation where significant investment is made with no financial return. Therefore, it prudent to limit the economic impact while fulfilling abandonment obligation through improved tools & techniques, Rig-less PWA being one of it. Rig-less PWA on CB-X-1 was successfully executed & facilitated significant economic advantage - expenditure difference of $2mm/ well for a Rig-based PWA vs <$500k/well for Rig-less PWA. Utilising Digital Slickline allowed cost saving of ~ $200k.

Ravva Asset

•       An immediate incremental oil gain of ~900 bopd was realised by usage of Screen wash method for RF-1st, RE-1, RE-3ST and RD-11. The simple improvised method does not involve any additional resources & costs.

•       Accessing non complete sands with Cement packer technique avoided an expensive workover saving upto USD 10 MM. Also, treating the challenging cement channel riglessly by utilising latest industry developments and applying an out of the box Epoxy resin + Ultrafine cement combination ensured the well is brought online safely and added upto ~2000 BOPD production.

•       The two wells (RE-1 and RF-1ST) treated with Acid stimulation technique ensured that there was no water cut increase post treatment and thereby resulting in an incremental production gain of ~ 150 BOPD oil from the two wells.

Iron Ore Business:
VAB
• Reduction in coke rate resulting reduced COP.
• Increase in furnace productivity.
• Increase in productivity and reduction in coke rate.
• Special grade production.
• Reduce generation of coal fines from 10% to 7.5% and increase use of from 45% to 50%.
• Improvement in coke oven productivity.
IOK
• Increases availability of HEMMs and reduction in repair cost of vendors.
Power Business:
• Helium detection test in U2 for vacuum improvement.
• Improvement in turbine performance by online turbine blade washing in u#2.
Aluminium Business:
CPP Plant Jharsuguda:
• Improvement in heat rate from 2451 to 2394.
• Zero power outage.
• Reduction in specific raw water consumption & DM Make up.
• Reduction of APC from 9.81% to 9.3%.
• Condenser tube cleaning for vacuum improvement.
• Conversion of 2nd elevation HFO guns to LDO for startup time reduction

In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

	Technology imported	Year of import	Has technology been fully absorbed
Oil & Gas Business	Rajasthan Operations
No
Ravva Asset
• The details of technology imported:
• Fluid based sealant technology.
• Formation isolation valves (FIVs).
• The year of import: 2014-15
• Whether the technology been fully absorbed: Yes
• If not fully absorbed, areas where absorption has not taken place, and the reasons thereof: Not Applicable
Copper Division	No
Iron Ore - Value Addition Business:	Blast Furnace 3 with advanced	2012 [BF & SP]	Yes
	Pulverised Coal Injection & O2 Enrichment facility/ Sintering Technology - Agglomeration of Iron Ore, Coke, and Flux Fines into Sintered Lumps/ New Pig Casting Machine is Imported under EPCG	2014 [New PCM]
Aluminium Business	Plant commissioned to its full capacity.	2006	Yes

159

stronger. smarter. sustainable.	STATUTORY REPORT

ANNEXURE F

In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:

	Technology imported	Year of import	Has technology been fully absorbed
Oil & Gas Business	Rajasthan Operations
No
Ravva Asset
• The details of technology imported: Fluid • based sealant technology. Formation • isolation valves (FIVs).
• The year of import: 2014-15
• Whether the technology been fully absorbed: Yes
• If not fully absorbed, areas where absorption has not taken place, and the reasons thereof: Not Applicable
Copper Division	No
Iron Ore - Value Addition Business:	Blast Furnace 3 with advanced	2012 [BF & SP]	Yes
	Pulverised Coal Injection & O2 Enrichment facility/ Sintering Technology - Agglomeration of Iron Ore, Coke, and Flux Fines into Sintered Lumps/ New Pig Casting Machine is Imported under EPCG	2014 [New PCM]
Aluminium Business	Plant commissioned to its full capacity.	2006	Yes

Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended 31st Mar 17	Year Ended 31st Mar 16	Year Ended 31st Mar’17	Year Ended 31st Mar’16	Year Ended 31st Mar’17	Year Ended 31st Mar’16	Year Ended 31st Mar’17	Year Ended 31st Mar’16	Year Ended 31st Mar’17	Year Ended 31st Mar’16
BUSINESS UNIT		Oil & Gas		Copper		Aluminium				Power
						Lanjigarh		Jharsuguda
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	72,768.63	144,395.47	104,779.60	616,743.80	5,722.42	2,824.00	135,819.26	10,248.41		202.03
Total Amount (Exc Demand Chgs)	Rs. Crore	42.05	89.57	66.54	346.6	3.64	1.25	92.59383664	NA		0.16
Rate/Unit	Rs.	5.78	6.2	6.35	5.62	5200	5600.00	6.817430495	NA		7.88
Own generation Unit*	MWH	624,698.764	524363.811	523,027.30	21,269.90	381,716.00	339,769.00	14,333,307	9,396,606	3,599,697.01	8120.24
Unit per unit of fuel		2305.818	2256.433	512	4.276	0.4953	514.303576
Cost/Unit	Rs.	4748.924	4712.665	3.42	22	2.61	2.38	2.29	2.46	1.97	2.09
Furnace Oil
Quantity**	KL			16499.968	14795.94	89086	201.73	15,428	13,655		2,708.62

Total Amount	Rs. Crore			38.7	32.5	198.7449859	0.5671183	36.14	30.99		8.79

Average Cost per litre	Rs.			23.44	22	22309	28	23	22.70		32.46
Diesel Oil
Quantity	KL	5,197.350	8,007.597	503.736	113.64	315	19	2,562	499	893

Total Amount	Rs. Crore	24.470	37.248	2.42	0.53	1	0.10	9.4823458	2.1249986	3.24

Average Cost per litre / Unit per litre of Oil	Rs. / Lit	98.124	97.477	47.99	47	NA	NA	37.01730382	NA	36.27
Cost per Unit						36190	51975.2472
L.P.G./LNG/Propane/IPA
Quantity-(LPG)	MT			7881	7713.14	NIL	NIL	Nil	Nil

Total Amount	Rs. Crore			35.54	30.036	NA	NA	NA	NA

Average Cost per Kg	Rs.			45.096	38.942	NA	NA	NA	NA
L.P.G./LNG/Propane/IPA
Quantity(LNG)	MT			1621.54	1529

Total Amount	Rs. Crore			7.25	8.26

Average Cost per MT	Rs.			44735	54000
Natural Briqutte/ Coal
Quantity	MT			258,851.84	1,320	770617.5	660639	11,686,863	7,144,079	2,708,325.74	5,595,461.87

Total Amount	Rs. Crore			130.4872125	7.128	203.81	154.601519	2,494	1,643	562	1259

Average Cost per MT	Rs.			5,041	54,000	2,645	2340.181537	2,134	2,221	2,075	2,249
B. Consumption per MT of Production
Copper /Iron -Ore
Electricity	MWH			1.56	1.66			NA	NA
Furnace Oil	KL			0.041	0.04			NA	NA
Diesel	KL			0	0			NA	NA
L.P.G./Propane/IPA	MT			0.02	0.02			NA	NA
Production of Cathode	MT			403,445	384,382			NA	NA
Alumina								NA	NA
Electricity	Kwh/MT					262	286.26	NA	NA
Coal for Steam	MT/MT					0	0.25823	NA	NA
Furnance Oil for Calcinaton	Kg/MT					70	70.40	NA	NA
Hot Metal
Electricity (Total AC for electrolysis and auxillary energy	Kwh/MT							14875.11	14353
Billet (including alloy rods)
Electricity	Kwh/MT							390.80	290.10
Furnace Oil	KL
Ingots
Electricity	Kwh/MT							53.02	26.4
Furnace Oil	KL
Wire Rods
Electricity	Kwh/MT							119.15	74.6
Furnace Oil	KL							NA	NA

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

160

Vedanta Limited Annual Report 2016-17

ANNEXURE F

Particulars	Unit	Year Ended 31st Mar’17	Year Ended 31st Mar’17	Year Ended 31st Mar’17	Year Ended 31st Mar’17	Year Ended 31st Mar’17	Year Ended 31st Mar’16	Year Ended 31st Mar’16	Year Ended 31st Mar’16	Year Ended 31st Mar’16	Year Ended 31st Mar’16
BUSINESS UNIT		Iron-Ore
		Met Coke Division	Pig Iron Division	Power Plant (WHR)	Mining Goa	Mining Karnataka	Met Coke Division	Pig Iron Division	Power Plant (WHR)	Mining Goa	Mining Karnataka
A. Power and Fuel Consumption
Electricity
Purchase Unit	MWH	7,035	164,606	275	14,300	219	7,271	168,256	180	5,971	226
Total Amount (Exc Demand Chgs)	Rs. Crore	0.73	26.42	0.14	6.65	0.16	0.62	30.06	0.01	3.08	0.17
Rate/Unit	Rs.	0.76	1.61	5.02	4.65	7.44	0.85	1.79	3.69	5.15	7.72
Own generation Unit*	MWH	0.06	56.44	403,306.00	44	NA	0.20	19.27	415,452	15.00	NA
Unit per unit of fuel
Cost/Unit	Rs.	22.50	18.62	0.00	8.50	NA	20.25	18.02	0.00	8.40	NA
Furnace Oil
Quantity**	KL	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA

Total Amount	Rs. Crore	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Average Cost per litre	Rs.	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Diesel Oil
Quantity	KL	22.955	37.076	4.800	11,727.000	2,370.091	0.400	5.209	0.550	6,048.000	3,373.774

Total Amount	Rs. Crore	0.12	0.20	0.02	58.64	12.80	0.00	0.03	0.00	30.24	14.90

Average Cost per litre / Unit per litre of Oil	Rs. / Lit	54	52	50	50	54	45	47	46	50	44
Cost per Unit
L.P.G./LNG/Propane/IPA
Quantity-(LPG)	MT	NIL	39.97	NIL	NIL	NA	Nil	Nil	Nil	NIL	NA

Total Amount	Rs. Crore	NIL	0.17	NIL	NIL	NA	NA	NA	NA	NIL	NA

Average Cost per Kg	Rs.	NIL	43.47	NIL	NIL	NA	NA	NA	NA	NIL	NA
L.P.G./LNG/Propane/IPA
Quantity(LNG)	MT	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA

Total Amount	Rs. Crore	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Average Cost per MT	Rs.	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Natural Briqutte/ Coal
Quantity	MT	Nil	Nil	Nil	Nil	NIL	Nil	Nil	Nil	Nil	NIL

Total Amount	Rs. Crore	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Average Cost per MT	Rs.	NA	NA	NA	NA	Nil	NA	NA	NA	NA	NA
B. Consumption per MT of Production
Copper /Iron -Ore
Electricity	MWH	0.015	0.234	9.9%	0.003	0.00010	NA	NA	10%	0.002	0.00007
Furnace Oil	KL	Nil	Nil	Nil	Nil	Nil	NA	NA	NA	Nil	Nil
Diesel	KL	0.0	0.0	0.00	0.00	0.00	NA	NA	NA	0.0	0.00
L.P.G./Propane/IPA	MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Production of Cathode	MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Alumina
Electricity	Kwh/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Coal for Steam	MT/MT	NA	NA	NA	NA		NA	NA	NA	NA	NA
Furnance Oil for Calcinaton	Kg/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Hot Metal
Electricity (Total AC for electrolysis and auxillary energy	Kwh/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Billet (including alloy rods)
Electricity	Kwh/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Furnace Oil	KL	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Ingots
Electricity	Kwh/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Furnace Oil	KL	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Wire Rods
Electricity	Kwh/MT	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Furnace Oil	KL	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

161

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

“You must be the change you wish to see in the world…”

- Mahatma Gandhi

The future is calling… ‘Vedanta’ is the answer

Corporate Governance is a continuous process, which incorporates every sphere of management, from internal set of controls and action plans to performance evaluation and disclosures. It is vital for any organisation to have a dynamic approach to Corporate Governance and we at Vedanta encompass this for transformative excellence in perpetuity.

In harmony with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (’Listing Regulations’) the Report on Corporate Governance expresses/reverberates the ideology of Corporate Governance Systems at Vedanta Limited (“the Company/Vedanta”).

COMPANY’S PHILOSOPHY ON CODE OF GOVERNANCE

The essence of Vedanta’s corporate philosophy includes the time tested and traditional aspects of value system based on utmost transparency, consistency, integrity and highest degree of professionalism. In today’s globalised scenario of which Vedanta is an integral part, governance takes connotations primarily towards the direct stakeholders but significantly as well towards societal needs, aspirations and expectations.

A larger and all pervasive governance perspective is at the forefront to ensure progressive growth through innovative strategies, steadfastly addressing opportunities and use of resources for a visionary conceptualised deliverance for the greater good. The philosophy is aptly borne out by our tag line of ‘Transforming Elements’.

BOARD OF DIRECTORS

The Board of Directors (the Board) hold a fiduciary position to promote the success of the Company for the benefit of its members. They are entrusted to direct, monitor and guide the Management towards building of such goals and objectives that guarantees effectiveness and enhancement of shareholder value and fulfils their aspirations.

The Board in conjunction with its committees ensures transparency, responsibility and accountability with an aim to create long-term sustainable growth.

COMPOSITION, DIRECTORSHIP AND MEETINGS

In order to maintain independence of the Board, Vedanta has a judicious combination of Executive Directors and Non-Executive Independent Directors. As at March 31, 2017, the Board comprises eight (8) directors including four (4) Whole-Time Directors and four (4) Non-executive Independent Directors. The Company has an Executive Chairman. The Chairman takes a lead role in managing the Board and facilitating effective communication among Directors. The Chairman is responsible for corporate strategy, equity planning and all management matters.

The position of Chairman of the Board and Chief Executive Officer of the Company are held by distinct individuals. The Board composition is in conformity with the provisions of the Companies Act, 2013 and Regulation 17 of the Listing Regulations.

All Directors are astute professionals coming from varied backgrounds possessing rich experience and expertise. The detailed profile of all Directors can be viewed on the Company’s website at http://www.vedantalimited.com/ investor-relations/corporate-governance.aspx

The Board/ Committee meetings are pre-scheduled and an annual calendar of the Board and Committee meetings is circulated to the Directors well in advance. Minimum five meetings are scheduled annually. Additional meetings of the Board are held as and when deemed necessary. The Board members are given requisite agenda papers along with necessary supporting documents and information in advance of each meeting of the Board and Committee(s). However, in case of business exigencies or urgencies, few resolutions are passed by way of circulation and if required same is supported by an audio call to explain the rationale.

During FY 2016-17, the Board met nine (9) times on April 28, 2016, June 29, 2016, July 22, 2016, July 29, 2016, September 30, 2016, October 28, 2016, November 22, 2016, February 14, 2017 and March 30, 2017. The gap between any two consecutive meetings of the Board was not over one hundred and twenty days (120 days). The Board approved four (4) matters by passing resolution(s) by circulation during FY 2016-17.

Composition of the Board and other Directorship(s)/ Committee Membership(s)/ Chairmanship(s) as on March 31, 2017 and number of meetings held during their tenure and attended by them and more are as given in Table – 1:

162

Vedanta Limited Annual Report 2016-17

TABLE – 1

Name of Directors	Category	No. of Board meetings held during his/her tenure and attended in 2016-17				Whether attended last AGM held on June 29, 2016	Number of Directorship in other entities including this entity			Number of Committee# positions held in public companies* including this entity
		Held	Attended		%		All@	Listed		Member		Chairman
Navin Agarwal (DIN: 00006303)	Executive Chairman	9	8	(1)	89%	Yes	5	3		Nil		Nil
Naresh Chandra (DIN: 00015833)	Independent Director	9	8		89%	Yes	10	9	(2)	10		1
Ravi Kant (DIN: 00016184)	Independent Director	9	8		89%	Yes	3	2		1		Nil
Lalita D. Gupte (DIN: 00043559)	Independent Director	9	9	(3)	100%	Yes	6	6	(4)	8		1
Anuradha Dutt(5) (DIN:00145124)	Independent Director	9	8		89%	Yes	1	1		1		1
Thomas Albanese(6) (DIN: 06853915)	Whole-Time Director & Chief Executive Officer	9	9		100%	Yes	1	1		Nil		Nil
Tarun Jain (DIN: 00006843)	Whole- Time Director	9	8		89%	Yes	5	3	(7)	4	(8)	Nil
Dindayal Jalan(9) (DIN: 00006882)	Whole- Time Director & Chief Financial Officer	5	5		100%	Yes	8	1		3		0
GR Arun Kumar(10) (DIN: 01874769)	Whole- Time Director & Chief Financial Officer	2	2		100%	NA	9	1		Nil		Nil

#	only Audit Committee and Stakeholders Relationship Committee has been considered as per Regulation 26 of the Listing Regulations.
*	excluding private limited companies, foreign companies and companies under Section 8 of Companies Act, 2013, trusts and alternate directorships as per Regulation 26 of the Listing Regulations.
@	excludes foreign companies but includes Private Companies and companies under Section 8 of the Companies Act, 2013.
(1)	Being a common Director and Chairperson of the Company and Cairn India Limited (CIL), Mr. Navin Agarwal did not attend the meeting held on July 22, 2016 as the matter related to approval of revised scheme of arrangement between the Company and CIL was taken up.
(2)	Out of the nine listed entities, Mr. Naresh Chandra holds the position of Non-Executive Non-Independent Director in two listed entities.
(3)	Ms. Lalita D. Gupte attended the meeting held on July 22, 2016 through audio call and was not counted for the purpose of quorum.
(4)	Ms. Lalita D. Gupte is a Director in India Infradebt Limited and ICICI Lombard General Insurance Company Limited whose only Debt Securities are listed.
(5)	Ms. Anuradha Dutt ceased to be member of the Board w.e.f. March 31, 2017.
(6)	Mr. Thomas Albanese was re-appointment for a further period till August 31, 2017 subject to approval of shareholders in the next general meeting.
(7)	Mr. Tarun Jain is a Director in Bharat Aluminum Company Limited whose only Debt Securities are listed.
(8)	Mr. Tarun Jain was appointed as the member of Stakeholder Relationship Committee of Vedanta Limited on October 28, 2016.
(9)	For the period April 1, 2016 to September 30, 2016
(10)	For the period from November 22, 2016 to March 31, 2017 subject to approval of shareholders in the next general meeting.

The Board of Directors in their meeting held on March 30, 2017 have appointed Mr. K Venkataramanan as a Non-Executive Independent Director w.e.f. April 1, 2017 for a period of three years, subject to approval of shareholders in the next general meeting.

Notes:

1.	None of the above directors are related inter-se.
2.	None of the Directors hold the office of director in more than the permissible number of companies under the Companies Act, 2013 or Regulation 25 and 26 of the Listing Regulations.
3.	Video / tele-conferencing facilities were facilitated to Directors travelling in India or abroad for participation in the meeting on requirement basis.

163

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

INFORMATION SUPPLIED TO THE BOARD

Information is provided to the Board members on continuous basis for their review, inputs and approvals from time to time. The Board critically evaluates the Company’s strategic direction, management policies and their effectiveness. The annual strategic and operating plans of the businesses are presented to the Board.

Likewise, the quarterly financial statements and annual financial statements are first presented to the Audit Committee and subsequently to the Board for their approval. Also, the Board periodically reviews compliance reports with respect to laws and regulations applicable to the Company. Additionally, specific cases of acquisitions, important managerial decisions, material positive/ negative developments and statutory matters are presented to the committees of the Board and later with recommendations of the committees to the Board. As a system, information is submitted along with the agenda papers well in advance of the meetings.

Additionally, the information as enumerated in Part A of Schedule II of the Listing Regulations http://www.sebi.gov. in/legal/regulations/sep-2015/sebi-listing-obligations-and- disclosure-requirements-regulations-2015-last-amended- on-march-06-2017-_34610.html is made available to the Board for discussions and considerations.

The matters arising from previous meetings along with the reporting on actions taken by the management is also presented to the Board in the succeeding meeting.

The Board and committee meetings agenda papers and pre-reads are disseminated electronically on a real-time basis, by uploading them on secured online application specifically designed for this purpose. This ensures confidentiality and is also environment friendly in terms of conservation of paper as the Company supports the ‘Green Initiative’ undertaken by the Ministry of Corporate Affairs, Government of India (GoI).

RISK MITIGATION PLAN

The Company has laid down procedures to inform the Board members about the risk assessment and minimisation procedures. The Risk Management Committee periodically reviews the procedures to ensure that management controls risk through means of properly defined framework. A separate section on principal risks and uncertainties is covered in the Management Discussions & Analysis.

SELECTION / APPOINTMENT PROCEDURE

As per the Company’s Nomination and Remuneration Policy the following steps are carried for selection of new Board member(s):

•	The Nomination and Remuneration Committee (‘NRC’) takes into consideration the knowledge, professional & functional expertise and background, industry orientation, diverse academic, professional or technical qualification, age and more before recommending a new member to the Board for their approval for appointment;
•	In case of appointment of Independent Directors, the NRC additionally satisfies itself with regard to the independence of the Directors vis-à-vis the Company so as to enable the Board to discharge its functions and duties effectively;

•	The NRC ensures that the candidates identified for appointment as Directors are not disqualified for appointment under Section 164 and other applicable provisions of the Companies Act, 2013;

•	In case of re-appointment, performance evaluation and engagement level is considered by the NRC and recommendations are made to the Board.

BOARD INDEPENDENCE

In compliance with Section 149(6) of the Companies Act, 2013 and Regulation 16(1)(b) of the Listing Regulations, all Independent Directors give a declaration that he/she meets the criteria of independence as provided under law.

There are no material pecuniary relationships or transactions between the Independent Directors and the Company, except for sitting fees and commission drawn by them for attending the meeting of the Board and Committee(s) thereof. None of the Non-Executive Independent Directors hold any shares or convertible instruments in the Company.

SEPARATE MEETING OF INDEPENDENT DIRECTORS

The Independent Directors of the Company met on May 15, 2017 without the attendance of non-independent directors and management of the Company. The Independent Directors discussed, among other matters, the performance of the Company and risk faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resources matters and performance of executive directors including Chairman.

BOARD FAMILIARISATION AND INDUCTION PROGRAMME

For any organisation it is of utmost importance to set a suitable induction programme for new Directors and ongoing training and orientation for existing Directors as it acts as a major contributor for maintaining high Corporate Governance Standards.

The Company has a well-structured induction policy to provide the Directors with an opportunity to familiarise themselves with the Company, its management, its operations and the industry in which the Company operates. The induction programme includes one-to- one interactive sessions with the Executive Directors, Senior Management including the Business CEOs and also includes visit to Company and its subsidiaries plant sites and locations. Upon appointment, Directors receive a letter of appointment setting out in detail, the terms of appointment, duties and responsibilities.

Through the web-based application the Independent Directors are also regularly informed on the Company operations/updates by way of monthly CEO Report.

164

Vedanta Limited Annual Report 2016-17

Periodic presentations are made in the Board meetings on business and performance updates of various divisions and units, covering all units over the year. The major subsidiaries also give their presentations, which helps to ensure the Board’s effective participation in the Company’s strategy, business performance, operations, finance, investor relations, risk management framework, human resources, IT and other related matters. The presentations to the Board includes update on risk management, company’s policies, and quarterly performance report, which includes information on business performance, operations, financial parameters, litigations and compliances.

Any of the important development related to the Company, are periodically communicated to the Non-Executive/ Independent Directors.

Detailed familiarisation programme for Directors is available on the Company’s website at http://www.vedantalimited.com/ media/89680/familirisation_program_for_id.pdf

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has in place a comprehensive Code of Conduct (‘COC’) applicable to all the Board members, Senior Management and employees of the Company. The COC can be accessed on the website of the Company http://www.vedantalimited.com/ media/85863/vedanta_limited_code_of_conduct_and_business_ ethics.pdf

The COC provides guidance and support required for conducting the business ethically and in the ambit of law. The Code is circulated to all members of the Board and Senior Management and affirmations have been taken for compliance with the COC.

A declaration signed by the Chief Executive Officer (CEO) to this effect is attached as Annexure I to this Report.

As an issuer of securities in the United States, the Company is subject to the US Foreign Corrupt Practices Act (FCPA). Further, on account of our parent company, Vedanta Resources Plc., incorporated in United Kingdom and listed on London Stock Exchange, the Company is subject to UK Bribery Act (UKBA).

Other countries where we do business have their own anti- corruption laws. Accordingly, the Company, its subsidiaries and affiliates and all officials that act on behalf of the Company, its subsidiaries and affiliates comply fully with the FCPA and UKBA and all applicable anti-corruption laws, in doing business anywhere in the world.

CERTIFICATION

The certificate required under Regulation 17(8) of the Listing Regulations duly signed by the CEO and CFO was placed before the Board and the same is provided as Annexure II to this report.

BOARD COMMITTEES

The committees of Board play a vital role in the overall governance structure of the Company. They are constituted to focus on specific and distinct areas/activities, which benefit the Company in making informed decisions. The Board Committees are created formally with the approval of the Board and each Committee is directed and guided by its Charter defining its purpose, scope, responsibilities and authorities, amongst others. The Chairman of the respective committees apprises the Board briefly on the discussions and decisions taken in the committee meetings.

The proceedings of all committee meetings are circulated to the members of the committee and the minutes of the meetings of all the committees are placed before the Board for its review and noting.

As on March 31, 2017, the Board of Directors of the Company have consolidated six (6) Committees as detailed below:

1.      Audit Committee

•      Lalita D. Gupte, Independent Director (Chairperson)

•      Naresh Chandra, Independent Director

•      Ravi Kant, Independent Director

Stakeholder Relationship Committee(1)

•      Anuradha Dutt, Independent Director (Chairperson)(1)

•      Lalita D. Gupte, Independent Director(2)

•      Tarun Jain, Whole-Time Director(3)

Risk Management Committee

•      Thomas Albanese, Whole-Time Director & Chief Executive Officer

•      Tarun Jain, Whole-Time Director

•      GR Arun Kumar, Whole-Time Director & Chief Financial Officer(4)

•      Dilip Golani, Head Management Assurance

•      Deodatta Padgaonkar, Risk Officer

Nomination and Remuneration Committee

•      Naresh Chandra, Independent Director (Chairperson)

•      Navin Agarwal, Executive Chairman

•      Lalita D. Gupte, Independent Director

•      Ravi Kant, Independent Director

Corporate Social Responsibility
Committee(1)

•      Naresh Chandra, Independent Director (Chairperson)

•      Ravi Kant, Independent Director

•      Anuradha Dutt, Independent Director(1)

•      Thomas Albanese, Whole-Time Director & Chief Executive Officer

•      Tarun Jain, Whole-Time Director

Committee of Directors

•      Navin Agarwal, Executive Chairman

•      Tarun Jain, Whole-Time Director

•      Thomas Albanese, Whole-Time Director & Chief Executive Director

•      GR Arun Kumar, Whole-Time Director & Chief Financial Officer(4)

Bhumika Sood, Company Secretary and Compliance Officer of the Company acts as the Secretary to the committees.

165

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

Notes:

(1)	Ms. Anuradha Dutt ceased to be member and Chairperson of Stakeholder Relationship Committee and member of Corporate Social Responsibility Committee w.e.f. March 31, 2017. Mr. K Venkataramanan is appointed as the member of both these Committees w.e.f. April 1, 2017.
(2)	Ms. Lalita D. Gupte has been appointed as the Chairperson of the Stakeholder Relationship Committee w.e.f. April 1, 2017.
(3)	Mr. Tarun Jain was appointed as a member of the Stakeholder Relationship Committee w.e.f. September 30, 2016,
(4)	Mr. GR Arun Kumar was appointed as a member of the Risk Management Committee and Committee of Directors w.e.f. November 22, 2016,

1.	Audit Committee

The composition of the Committee is in compliance with the provisions of Section 177 of the Companies Act, 2013 and Regulation 18 of the Listing Regulations. As on March 31, 2017, the Audit Committee comprises three (3) Non-Executive Directors all of whom are Independent. The Chairperson of the Audit Committee is a Non-Executive Independent Director. All the

members of the Audit Committee are financially literate.

The CEO, CFO, Director – Management Assurance Services (MAS), and the Statutory Auditors regularly attend the meeting of the Audit Committee as permanent invitees. The Audit Committee invitees such other executives, as it considers appropriate, to brief the Audit Committee on important matters.

The Committee met seven (7) times during the FY 2016-17 i.e. on April 27, 2016; June 29, 2016; July 22, 2016; July 28, 2016; October 27, 2016; February 13, 2017 and March 28, 2017. The time gap between two meetings was less than one hundred and twenty days (120 days). Additionally, the Audit Committee members have approved seven (7) matters by passing resolution(s) by circulation during the year under review.

The details of attendance of members at its meeting during FY 2016-17 are given below:

TABLE – 2

Name of the Committee Member	Number of Meetings during his/her tenure
	Held	Attended		% of Attendance
Lalita D. Gupte	7	7	(1)	100%
Naresh Chandra	7	7		100%
Ravi Kant	7	7		100%

(1)	Meeting held on July 22, 2016 attended through audio call and the presence was not counted for the purpose of quorum.

The Audit Committee members also meet the Statutory Auditors without the presence of the management.

Audit Committee is broadly entrusted with the following responsibilities:

1.	Ensuring integrity of the Company’s financial statements;

2.	Independent discussions and interactions with Statutory, Internal and Cost Auditors;

3.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees;

4.	Ensuring effectiveness of the Company’s financial reporting systems and processes;

5.	Evaluation and scrutiny of inter-corporate loans and investments;

6.	Approval or any subsequent modification of transactions of the Company with related parties;

7.	The Company’s compliance with legal and regulatory requirements pertaining to financial reporting;

8.	Reviewing the quarterly, half-yearly and annual financial statements with the management, before submission to the Board for approval;
9.	Reviewing with management, the annual financial statements and auditors, report before submission to Board for approval, with particular reference to:

•	The Directors’ Responsibility Statement;

•	Major accounting entries;

•	Compliance with listing and other legal requirements relating to financial statements;

•	Significant adjustments in financial statements arising out of audit findings;

•	Changes, if any, in accounting policies and practices along with reasons for the same

10.	Reviewing and monitoring the auditors’ independence and performance;

11.	Reviewing the functioning of Whistle Blower mechanism;

12.	Assessing the performance of statutory auditors and internal auditors;

13.	Reviewing the financial statements, minutes and details of investments made by the subsidiary companies;

14.	Mandatorily reviewing the following information:

•	Management discussion and analysis of financial condition and results of operations;

166

Vedanta Limited Annual Report 2016-17

•	Statement of significant related party transactions, submitted by management;

•	Internal audit reports relating to internal control weaknesses;

•	Management letters / letters of internal control weaknesses issued by the statutory auditors;

•	Reviewing the appointment, removal and terms of remuneration of the internal auditor

•	Statement of deviations:

(a)	Quarterly statement of deviation(s) including report of monitoring agency, if applicable, submitted to stock exchange(s) in terms of Regulation 32(1) of Listing Regulations;
(b)	Annual statement of funds utilised for purposes other than those stated in the offer document/prospectus/notice in terms of Regulation 32(7) of Listing Regulations.

2.	Nomination and Remuneration Committee

The composition of the Committee is in compliance with the provisions of Section 178 of the Companies Act, 2013 and Regulation 19 of the Listing Regulations. The Chairperson of the Committee is a Non-Executive Independent Director.

The Committee met seven (7) times during FY 2016-17 i.e. April 28, 2016; July 29, 2016; September 30, 2016; October 28, 2016; November 22, 2016; December 15, 2016; and March 30, 2017

The details of attendance of members at its meeting during FY 2016-17 are given below:

TABLE – 3

Name of the Committee Member	Number of Meetings during his/ her tenure
	Held	Attended		% of Attendance
Naresh Chandra	7	6		86%
Navin Agarwal	7	7		100%
Lalita D. Gupte	7	7	(1)	100%
Ravi Kant	7	6		86%

(1)	Meeting held on December 15, 2016 attended through audio call and the presence was not counted for the purpose of quorum.

Nomination and Remuneration Committee is broadly entrusted with the following responsibilities:

1.	Identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down, and recommend to the Board their appointment and removal;

2.	Providing assurance that the Board has the effective composition and size to adequately discharge its responsibilities and duties and devising a policy on diversity of the Board of Directors;

3.	Ensuring that an evaluation of the performance of the Board is carried out;

4.	Recommending and reviewing the remuneration policy and remuneration of Directors based on their performance and defined assessment criteria;

5.	Considering and evaluating whether to extend or continue the term of appointment of the Independent Director, based on the report of performance evaluation of Independent Directors;

6.	Formulation of criteria for evaluation of performance of Independent Directors and the Board;

7.	Overseeing and monitoring the terms and conditions of the Employees’ Stock Option Scheme;
8.	Making recommendations to the Board on the appointment and retirement of Directors and ensuring that there is an appropriate induction programme in place for new Directors;

9.	Carry out any other function as directed by the Board and/or mandated by any statutory authority through any notification, amendment or modification from time to time.

PERFORMANCE EVALUATION CRITERIA

In terms of the requirements of the Companies Act, 2013 and Listing Regulations, the annual performance evaluation was carried out for the entire Board, its committees, individual directors and the Chairman. Additionally, as an industry best practice the evaluation of ‘CEO’ was also conducted.

As a step forward in the governance practices, the questionnaires were prepared by an external leading global HR consulting firm. Further, to strengthen transparency and maintain confidentiality, the responses to the questionnaires were directly received and collated by the agency without the involvement of the management.

The evaluation process focused on various aspects of the functioning of the Board and committees, such as composition of the Board and Committees, experience and competencies, performance of specific duties and obligations, among others. The individual Directors performance was evaluated on parameters, such as attendance, preparedness for the meeting and contribution, independent judgement among others.

167

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

The results of the evaluation were shared with the Nomination and Remuneration Committee and Board in their meeting held on May 15, 2017. Based on the outcome, the Board and Committees have agreed to further improve the effectiveness and functioning of the Board and Committees.

REMUNERATION POLICY FOR DIRECTORS

Nomination & Remuneration Policy has been framed, adopted and implemented by the Nomination and Remuneration Committee, with following broad objectives, for determining and recommending the remuneration of the Directors, KMP and Senior Management to the Board:

a)	Alignment with business strategy and Level of responsibility and impact;

b)	Attracting and motivating talented executive for their skills, experience and knowledge;

c)	Alignment of executives’ interest with shareholder returns and long-term performance of the Company;

d)	Ensuring that the remuneration to the Directors, KMP and Senior Management involves a balance between fixed and annual performance pay reflecting short- and long-term performance objectives appropriate to the working of the Company and its goals.
e)	Ensuring that benefits and perquisites are based on competitive market practices and contribute to the overall competitive level of total compensation.

The Executive Directors’ (ED) remuneration has two components: fixed pay and annual variable pay (performance linked incentive). The fixed component is based upon the industry practice and benchmarks considering the skill and knowledge, experience and job responsibilities. The performance linked incentive is linked to the achievement of the Company and individual performance goals. Such variable compensation is ‘at risk’, and rewards performance and contributions to both short-term and long-term financial performance of the Company. The remuneration of the EDs is governed by the agreements executed with them, subject to the approval of the Board and of the members in general meetings and such other approvals as may be necessary.

The Non-Executive Independent Directors are paid remuneration by way of commission and sitting fees. The appointment letter covering the terms and conditions of appointment of Non-Executive Independent Directors is available on the Company’s website www.vedantalimited. com. The Board decides the payment of commission within the limits approved by the members subject to the limit not exceeding 1% of the net profits of the Company.

No stock options were issued to the Non-Executive Independent Directors during the year.

The details of remuneration paid/ payable to the Directors during FY 2016-17 are as follows:

Table 4: Remuneration paid or payable to Directors for the year ended March 31, 2017 and relationship with each other

Name of the Director	Relationship with other Directors	Sitting Fees		Salary and Perquisites	Provident, and Superannuation Funds	Commission to non- executive directors / performance incentive for the executive directors		Total	No. of Stock- holding options of the Holding Company (in shares)	No. of Stock- holding options of Vedanta Limited ESOS 2016 (in shares)	DSBP FY 2014- 15 & FY 2015-16 (in shares)
Navin Agarwal	None	0		10,62,17,244	1,28,58,360	2,63,39,802		14,54,15,406	4,80,000	0	1,18,059
Naresh Chandra (1)	None	8,30,000	(a)	0	0	1,30,00,000	(b)	1,38,30,000	0	0
Ravi Kant	None	8,30,000		0	0	55,00,000		63,30,000	0	0
Lalita Dileep Gupte	None	7,90,000		0	0	55,00,000		62,90,000	0	0
Anuradha Dutt	None	4,40,000		0	0	55,00,000		59,40,000	0	0
Thomas Albanese	None	0		6,45,71,848	53,04,028	2,74,51,692		9,73,27,568	5,10,000	0
Tarun Jain	None	0		7,39,05,351	97,24,176	2,12,80,000		10,49,09,527	2,40,000	1,83,000	28,912
Dindayal Jalan (2)	None	0		2,29,90,104	0	1,65,26,154		3,95,16,258	1,19,000	0	22,708
GR Arun Kumar (3)	None	0		70,12,723	5,99,973	22,93,333		99,06,029	56,500	75,000

Notes:

1.	a) For the FY 2016-17 Mr. Naresh Chandra had additionally received sitting fee of Rs. 10,00,000 from Cairn India Limited For the FY 2016-17

b) This includes commission of Rs. 75,00,000 from Cairn India Limited for FY 2016-17

2.	For the period from April 1, 2016 till September 30, 2016.
3.	For the period from November 22, 2016 till March 31, 2017. Remuneration has been proportionated effective November 22, 2016 for FY 16-17

•	Commission to Non-Executive Independent Directors is payable for the financial year ended March 31, 2017.

•	Sitting fees are paid for Board level Committees i.e. Audit, Stakeholders, Nomination and Remuneration and Corporate Social Responsibility Committee.

•	The Performance incentive to Executive Directors was paid for the FY 2015-16 during FY 2016-17.

•	Sitting fees paid to Mr. Navin Agrawal from HZL and Cairn was Rs. 250,000 and Rs. 500,000 respectively and Mr. Tarun Jain was paid Rs. 10,50,000 from Cairn during the FY 2016-17.

168

Vedanta Limited Annual Report 2016-17

•	Commission paid to Mr. Navin Agarwal from HZL was Rs. 10,00,000 during the FY 2016-17.

•	The Company’s holding Company i.e., Vedanta Resources Plc, has granted its stock options to Company’s Executive Directors. The fair value for the year 2015-16 in relation to option granted to Mr. Navin Agarwal is Rs. 25,271,878, Mr. Tarun Jain is Rs. 14,578,171, Mr. Thomas Albanese is Rs. 30,647,848, Mr. D.D. Jalan is Rs. 3,942,976 and Mr. GR Arun Kumar is Rs. 3,964,554;

•	Deferred Share Bonus Plan (DSBP): A portion of the FY 2014-15 & FY 2015-16 annual bonus was converted into deferred share bonus plan as per the Annual Bonus Scheme for Directors. Accordingly,

•	Mr. Navin Agarwal’s shares will vest in a staggered manner over the period of 3 years from the date of grant in the ratio 40:30:30.

•	Mr. Tom Albanese has been given 95,629 shares under DSBP from VRPLC for the year FY 2014-15 & FY 2015-16; the shares will vest in a staggered manner over the period of 3 years from the date of grant in the ratio 40:30:30

•	Mr. Tarun Jain’s & Mr. DD Jalan’s share will vest in a staggered manner over the period of 2 years from the date of grant in the 50:50 The stock options

•	include 5 schemes ESOP 2013, PSP 2014, PSP 2015, PSP 2016 & ESOS 2016.

•	The ESOP 2013 VRPLC options vests in the following manner: 40% on May 16, 2014, 30% on May 16, 2015 and 30% on May 16, 2016 based on business performance.

•	The PSP 2014 VRPLC options vest after three years from date of grant i.e. on November 17, 2017, based on achievement of performance conditions and completion to tenure with the Group.

•	The PSP 2015 VRPLC options vests after three years from date of grant i.e. on December 30, 2018, based on achievement of performance conditions.

•	The PSP 2016 VRPLC options vests after three years from date of grant i.e. on November 11, 2019, based on achievement of performance conditions.

•	The ESOS 2016 Vedanta Limited options vests after three years from date of grant i.e. on December 15, 2019, based on achievement of performance conditions.

3.	Stakeholders’ Relationship Committee

The composition of the Committee is in compliance with the provisions of Section 178 of the Companies Act, 2013 and Regulation 20 of the Listing Regulations. The Chairperson of the Committee is a Non-Executive Independent Director.

The Board reconstituted the Stakeholders’ Relationship Committee on October 28, 2016 by appointing Mr. Tarun Jain as a member of the Committee in place of Mr. DD Jalan. Further, subsequent to the resignation by Ms. Anuradha Dutt w.e.f. March 31, 2017, the Board reconstituted the Committee by appointing Mr. Krishnamurthy Venkataramanan as member and Ms. Lalita D. Gupte as the Chairperson of the Committee

w.e.f. April 1, 2017. As on March 31, 2017 the Committee comprises three (3) members.

The Committee met two times during FY 2016-17 i.e. on July 28, 2016 and February 13, 2017. The details of attendance of members at its meeting during FY 2016- 17 are given below:

TABLE – 5

Name of the Committee Member	Number of Meetings during his/ her tenure
	Held	Attended		% of Attendance
Anuradha Dutt	2	2	(1)	100
DD Jalan(2)	1	1		100
Lalita D. Gupte	2	2		100
Tarun Jain(3)	1	1		100

(1)	Attended the meeting held on February 13, 2017 through audio call and was not counted for the purpose of quorum;
(2)	For the period from April 1, 2016 till September 30, 2016;
(3)	For the period from October 28, 2016 till March 31, 2017.

Stakeholder Relationship Committee is inter-alia entrusted with the following responsibilities:

1.	Oversee and monitor redressal of the grievances received from shareholders or security holders related to transfer of securities, non-receipt of declared dividend, non-receipt of Annual Report and other miscellaneous matters;

2.	Suggest methods to upgrade the standards of services to investors and use of technology for better interaction with the investors;

3.	Carry out any other function as directed by the Board and/or mandated by any statutory authority through any notification, amendment or modification from time to time.

COMPLIANCE OFFICER

Subsequent to the resignation of Mr. Rajiv Choubey, the then Company Secretary and Compliance Officer, w.e.f. May 31, 2016; the Board appointed Ms. Bhumika Sood as the Company’s Compliance Officer w.e.f. July 29, 2016 for complying with the requirements of the Listing Regulations and requirements of securities laws, including SEBI (Prohibition of Insider Trading) Regulations, 2015.

INVESTOR COMPLAINTS

The status of complaints is reported to the Board on a quarterly basis. During FY 2016-17, the investor complaints received by the Company were general in nature, which were resolved to the satisfaction of the shareholders.

Details of investors’ complaints as on March 31, 2017 are given in Table – 6.

169

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

Table – 6: The details of shareholders’ complaints during FY 2016-17

Sr. No	Nature of complaints /letters and correspondence	Received	Replied	Closing Balance
1	Share Transfers/related to the transfer of shares	218	218	0
2	Transmission of Shares /Deletion of the name of the share certificate	454	454	0
3	Change of Address /Updation of bank mandates / ECS /Updation of signature	616	616	0
4	Conversion into Remat & Demat /Split	713	713	0
5	Issuance of Duplicate Share Certificates	212	212	0
6	Revalidation of Dividend Warrants	501	501	0
7	Clarification on shares/ transfers /Stop Transfers	1,102	1,102	0
8	Non-receipt of shares /new face value shares	225	225	0
9	Registration of Power of Attorney	5	5	0
10	Non-receipt of Dividend	776	776	0
11	Non-receipt of Annual Reports	482	482	0
12	Inclusion /Updation of Nominee Shareholder	5	5	0
13	Communication to be in physical mode	213	213	0
14	Misc. requests /grievances	91	91

Total (A)		5,613	5,613	0

15	Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs
	(a) Non receipt of shares	29	29	0
	(b) Non receipt of dividends/ debenture redemption	7	7	0
	(c) Non Receipt of Annual Reports	6	6	0
	(d) Miscellaneous	10	10	0

Total (B)		52	52	0

SHARE & DEBENTURE TRANSFER COMMITTEE

The Board at its meeting held on June 29, 2016 had reconstituted Share & Debenture Transfer Committee to approve the transfer of equity shares of the Company. As on March 31, 2017, the members of the Committee are Mr. GR Arun Kumar, Whole-Time Director & Chief Financial Officer; Ms. Pooja Yadava, GM Legal; Ms. Bhumika Sood, Company Secretary & Compliance Officer. There were 18 meetings held during the year ended March 31, 2017. The number of pending share transfers as on March 31, 2017 is Nil.

COMMITTEE OF DIRECTORS FOR ISSUANCE OF SHARE CERTIFICATES

The Board at its meeting held on November 22, 2016 has reconstituted the Committee of Directors for Issuance of Share Certificates to periodically approve issuance of duplicate certificates and new certificates on account of split, consolidation, renewal, de-mat, re-mat of shares,

debenture, other securities issued by the Company from time to time. As on March 31, 2017, the Committee comprises Mr. Tarun Jain, Whole-Time Director; Mr. Thomas Albanese, Whole-Time Director & CEO; and Mr. GR Arun Kumar, Whole-Time Director & CFO.

4.	Corporate Social Responsibility Committee

The composition of the Committee is in compliance with the provisions of Section 135 of the Companies Act, 2013 and provisions made thereunder.

Subsequent upon the resignation by Ms. Anuradha Dutt w.e.f. March 31, 2017; the Board reconstituted the Committee by appointing Mr. Krishnamurthy Venkataramanan as member w.e.f. April 1, 2017. The Chairperson of the Committee is a Non-Executive Independent Director. The Committee comprises five

(5) members including three (3) Independent Directors and two (2) Executive Directors.

The Committee met two times during FY 2016-17 i.e. on April 27, 2016 and October 27, 2016. The details of attendance of members at its meeting during FY 2016-17 are given below:

TABLE – 7

Name of the Committee Member	Number of Meetings during his/ her tenure
	Held	Attended	% of Attendance
Naresh Chandra	2	2	100%
Anuradha Dutt	2	2	100%
Ravi Kant	2	2	100%
Tarun Jain	2	2	100%
Thomas Albanese	2	2	100%

170

Vedanta Limited Annual Report 2016-17

Corporate Social Responsibility Committee is entrusted with the following responsibilities:

1.	Formulating and recommending to the Board the CSR Policy and activities to be undertaken by the Company in compliance with provisions of the Companies Act, 2013 and the rules made thereunder;

2.	Recommending the amount of expenditure to be incurred on CSR activities of the Company;

3.	Overseeing the implementation of CSR activities and projects;

4.	Evaluating performance of the Company in the area of CSR;

5.	Monitoring implementation of CSR Policy of the Company from time to time;

6.	Carry out any other function as directed by the Board and/or mandated by any statutory authority through any notification, amendment or modification from time to time.

5.	Risk Management Committee

The Board at its meeting held on November 22, 2016 had reconstituted the Risk Management Committee. The constitution of the Committee is in compliance with Regulation 21 of the Listing Regulations. As on March 31, 2017 it comprises four (4) members including three (3) Executive Directors and one

(1) member from the Senior Management. The Committee also has an appointed Risk Officer. The meetings of the Committee are chaired by the Director as specified in Regulation 21 of the Listing Regulations.

Risk Management Committee is entrusted with the following responsibilities:

1.	Framing, reviewing and monitoring the Risk Management Policy and Plan of the Company and to recommend to the Audit Committee/ Board for approval/ changes;

2.	On a continuous basis attaining reasonable assurance from the management that all known and emerging risks have been identified and accordingly mitigated/ managed;
3.	Assessing risks and procedures and minimising the same;

4.	Ensuring suitable measures are taken to attain prudent balance between the overall risk and reward associated with it.

6.	Committee Of Directors

To facilitate seamless operations and cater to various day-to-day requirements, the Company has formed a functional Committee known as the Committee of Directors. The Committee meets as and when deem necessary to cater to the Company’s day to day requirements. The Committee comprises four (4)

Executive Directors. The Committee met nine (9) times during FY 2016-17.

The Committee operates within the overall responsibilities and powers entrusted upon the Committee by the Board.

7.	EXCO

The Company has constituted an Executive Committee (‘EXCO’) to oversee and review the application and execution of the Group’s strategic initiatives set by the Board. The EXCO meets for two (2) days in each month and is chaired by the Group CFO, also the CFOs/Deputy CFOs of respective businesses and subsidiaries and other invitees are invitees to EXCO. The Chairman of the Company also often forms part of the EXCO meetings.

The EXCO benefits in the following areas:

•	Regular evaluation of the Company’s various business divisions and key subsidiaries;

•	Assessment of Policy framework;

•	Functional review is carried out by the functional EXCO for ensuring centralised and explicit focus to each function; and

•	Review on Health, Safety and Environment.

171

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

GENERAL BODY MEETINGS

Annual General Meetings

The details of the Annual General Meetings held during the last three years and special resolutions passed thereat are as under in Table – 8

Table - 8 : Last Three Annual General Meetings:

Year	Location	Date & Time	Special Resolutions passed
2013-14	Main Hall of Institute Menezes Braganza, Panaji, Goa	July 11, 2014 at 11.00 a.m.

•       Re-appoint Mr. M.S. Mehta as Whole-Time Director designated as Chief Executive Officer for the period January 1, 2014 to March 31, 2014;

•       Appoint Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer for the period April 1, 2014 to March 31, 2017;

•       Appoint Mr. Tarun Jain as Whole-Time Director for the period April 1, 2014 to March 31, 2018;

•       Appoint Mr. Dindayal Jalan as Whole-Time Director designated as Chief Financial Officer for the period April 1, 2014 to September 30, 2014; and

•       Payment of commission to Independent / Non-Executive Directors of the Company;

•       Payment of commission to Independent / Non-Executive Directors of the Company and erstwhile Sterlite Industries (India) Limited.

2014-15	Panjim Community Centre Near Four Pillars, Mala, Panaji, Goa	July 11, 2015 at 11.00 a.m.	• To approve offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities on Private Placement basis.
2015-16	Main Hall of Institute Menezes Braganza, Panaji, Goa	June 29, 2016 at 11.00 a.m.

•       To approve an offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities upto Rs. 20,000 Crore on a Private Placement basis;

•       To waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN: 00006303) of the Company for FY 2013-14.

COURT CONVENED MEETING

Year	Location	Date & Time	Purpose
2016-17	Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001	September 8, 2016 at: -10:00 am for the Equity Shareholder of the Company
		-2:00 pm for the Secured Creditors of the Company	• For approval of the amalgamation embodied in the scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors
-4:00 pm for the Unsecured Creditors of the Company

POSTAL BALLOT

During the year, pursuant to the provisions of Section 110 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014, the Company approached the shareholders thrice through postal ballots. The Notice(s) of the postal ballot were mailed to all shareholders along with the postage prepaid envelopes. E-voting facility was also offered to eligible shareholders to enable them to cast their votes electronically. The voting results were declared in compliance with Regulation 44 of the Listing Regulations. Details of postal ballots held during FY 2016-17 are as under:

1st Postal Ballot

Date of Notice: April 28, 2016

Voting Period: Sunday, May 15, 2016 (9.00 a.m. IST) - Monday, June 13, 2016 (5.30 p.m. IST)

Date of Declaration of Results: June 15, 2016

Srutiniser appointed: Advocate R. G. Ramani

Table 9: Voting Results of 1st Postal Ballot

Description of Resolution	Resolution Type	No. of votes polled	No. of Votes casted in Favour		No. of Votes casted Against
			No. of Votes	Percentage	No. of Votes	Percentage
Approval for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs. 60,000 Crore to Rs. 80,000 Crore.	Special	2,199,407,674	2,010,877,222	91.43%	188,530,452	8.57%

2nd Postal Ballot

Date of Notice: July 30, 2016

Voting Period: Monday, August 8, 2016 (9:00 a.m. IST) - Wednesday, September 7, 2016 (5:30 p.m. IST)

Date of Declaration of Results: September 9, 2016

Srutiniser appointed: Nilesh G. Shah, Practicing Company Secretary

172

Vedanta Limited Annual Report 2016-17

Table 10: Voting Results of 2nd Postal Ballot

Description of Resolution	Resolution Type	No. of votes polled	No. of Votes casted in Favour		No. of Votes casted Against
			No. of Votes	Percentage	No. of Votes	Percentage
Approval of the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors	Ordinary. Votes cast by public shareholders only to be considered.	579,529,016	579,398,134	99.98%	130,882	0.02%
Approval of reduction of capital of the Company by an adjustment against/ utilisation of the capital reserve and securities premium account of the Company	Special	2,443,311,056	2,442,647,586	99.97%	663,470	0.03%

3rd Postal Ballot

Date of Notice: October 28, 2016

Voting Period: Friday, November 11, 2016 (9.00 a.m. IST) - Saturday, December 10, 2016 (5.00 p.m. IST) Date of Declaration of Results: December 12, 2016

Srutiniser appointed: Advocate R. G. Ramani

Table 11: Voting Results of 3rd Postal Ballot

Description of Resolution	Resolution Type	No. of votes polled	No. of Votes casted in Favour		No. of Votes casted Against
			No. of Votes	Percentage	No. of Votes	Percentage
Approval of Vedanta Limited Employee Stock Option Scheme - 2016 (ESOS)	Special	2,446,481,764	2,401,379,555	98.16%	45,102,209	1.84%
Approval of Vedanta Limited Employee Stock Option Scheme – 2016 (ESOS) to the employees of the holding/subsidiary Company(ies) of the Company;	Special	2,446,683,766	2,403,159,134	98.22%	43,524,632	1.78%
Authorise Vedanta ESOS Trust for Secondary Acquisition	Special	2,446,478,229	2,400,940,051	98.14%	45,538,178	1.86%

The postal ballot notice and the results were made available on the Company’s website www.vedantalimited.com and the Registrar & Transfer Agents, M/s Karvy Computershare website https://evoting.karvy.com. According to the Scrutiniser’s report, all the resolutions were passed by the requisite majority.

Proposal for Postal Ballot:

None of the businesses that are proposed to be transacted at the forthcoming AGM require passing a resolution through postal ballot. Further, there is no immediate proposal for passing any resolution through postal ballot.

Procedure adopted for postal ballot:

Pursuant to 110 of the Companies Act, 2013 and other applicable provisions, read with related Rules, below is detailed procedure of postal ballot:

1.	Matters to be passed through postal ballot are approved by the Board at their meeting and subsequently any of the Whole-Time Directors or the Company Secretary of the Company are authorised to sign and issue the postal ballot notice, explanatory statement and postal ballot form. The Board also fixes the record date for reckoning voting rights and ascertaining those members to whom the notice and postal ballot forms shall be sent. Simultaneously, postal ballot notice is also placed on the website;
2.	A Company Secretary in practice or a Chartered Accountant in practice or a Cost Accountant in practice, or an Advocate is appointed as the scrutiniser to conduct the postal ballot voting process in a fair and transparent manner;

3.	In terms of Section 108 of the Companies Act, 2013, the Company also offers e-voting facility to its eligible shareholders, which enables them to cast votes electronically;

4.	An advertisement containing prescribed details are published in required newspapers informing about having dispatched the notice and the ballot papers;

5.	The postal ballot form is accompanied by a postage prepaid reply envelope addressed to the scrutiniser and accordingly the duly completed postal ballot papers are received by the scrutiniser;

6.	Based on the scrutiniser’s report, the Chairman declares the result of the postal ballot on the date, time and venue as specified in the notice, with details of voting;

7.	Subsequently the results are intimated to the stock exchanges and displayed on the Company’s notice board at its registered office and its corporate office as well;

173

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

MEANS OF COMMUNICATION

Effective communication of information to the shareholders forms a vital part of Corporate Governance.

Financial Results	The Company’s Quarterly/Half-Yearly/Annual Results are intimated to stock exchanges and are published in the prescribed proforma within 48 hours of the conclusion of the meeting of the Board in which they are considered, at least in one English newspaper circulating in the whole or substantially the whole of India and in one Vernacular newspaper of the State of Maharashtra (earlier in the State of Goa) where the registered office of the Company is situated.

The quarterly financial results during FY 2016-17 were published in the newspaper as detailed below:

	Quarter (FY 2016-17)	Date of Board Meeting	Date of Publication	Newspaper
	1	July 29, 2016	July 30, 2016	Economic Times & Gomantak
	2	October 28, 2016	October 29, 2016	Economic Times &
	3	February 14, 2017	February 15, 2017	Gomantak
Economic Times,
Business Standard &
Maharashtra Times

Further, the results are also posted on the Company’s website: www.vedantalimited.com.

Website	The Company’s corporate website www.vedantalimited.com has a separate devoted section ’Investor Relations’, which enables shareholders to be informed and allows them to access information at their convenience. Up-to-date financial results, annual reports, shareholding patterns, official news releases, financial analysis reports, schedule of analyst meet, Notices and other general information about the Company.

News Releases	Official news releases are sent to stock exchanges and simultaneously displayed on the Company’s website: www.vedantalimited.com.

Presentations made to Institutional Investors and Analysts	The schedule of analyst/institutional investor meets and presentations made to them are sent to stock exchanges and simultaneously are also displayed on the Company’s website: www.vedantalimited.com.

Annual Report	The Company supports the ‘Green Initiative’ undertaken by the Ministry of Corporate Affairs, GoI. It sends Annual Reports by email to those shareholders whose email ids are registered with the Company. Hard copies are also sent to those shareholders whose email ids are not registered. The Management Discussion and Analysis (MD&A) forms part of the Annual Report. The entire Annual Report and Accounts of the Company are made available in downloadable formats on the Company’s website: www.vedantalimited.com.

Filing with Stock Exchanges	All filings with the stock exchanges are displayed on NEAPS for NSE and BSE Online for BSE.

Chairman Speech	Copy of the Chairman’s speech is circulated to each shareholder at the AGM and translated copy in regional language i.e. Konkani is also given for effective communication. The speech is also published in the newspaper for better circulation.

GENERAL SHAREHOLDER INFORMATION

A)	Annual General Meeting for FY 2016-17

Date	:	July 14, 2017
Time	:	10:30 a.m. IST
Venue	:	Rangsharda Audito rium, K.C. Marg, Bandra Reclamation, Bandra (West), Mumbai - 400 050

B)	Financial Year

The Company follows April-March as the financial year. To consider and approve the quarterly financial results for FY 2016-17, the meetings of the Board were held on the following dates:

First Quarter Ended Results	:	July 29, 2016 Second
Quarter and Half Year Ended Results	:	October 28, 2016
Third Quarter and Nine Months Ended Results	:	February 14, 2017
Fourth Quarter and Year Ended Results	:	May 15, 2017

The tentative dates of meeting of the Board to consider and approve the quarterly financial results for FY 2017-18 are as follows:

First Quarter Ended Results	:	End July 2017
Second Quarter and Half Year Ended Results	:	End October 2017
Third Quarter and Nine Months Ended Results	:	End January 2018
Fourth Quarter and Year Ended Results	:	End April 2018

174

Vedanta Limited Annual Report 2016-17

c)	Dividend

During the year, the Company has paid the following dividend:

Date of Board Meeting	Type of Dividend	Amount of Dividend	Record Date
October 28, 2016	1st Interim Dividend	Rs. 1.75 per share	Tuesday, November 8, 2016 For Vedanta Shareholders: Wednesday, April 12, 2017

March 30, 2017	2nd Interim Dividend	Rs. 17.70 per share	For Cairn Shareholders (who shall become the shareholders of Vedanta pursuant to scheme of Amalgamation): Thursday, April 27, 2017

The Board of Directors have not recommended any final dividend.

d)	Book Closure

The dates of book closure are Monday, July 10, 2017 to Thursday, July 13, 2017 (both days inclusive).

e)	Listing Details

Name and Address of the Stock Exchange	Scrip Code	ISIN code
BSE Limited (BSE)
Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001	500295

National Stock Exchange of India Limited (NSE)	VEDL	INE205A01025
Exchange Plaza, Plot No. C/1, G-Block, Bandra Kurla Complex, Bandra(East), Mumbai - 400 051

New York Stock Exchange (NYSE) for American Depository Shares (ADS)	VEDL	CUSIP
92242Y100

Notes:

1.	The Company’s Non-Convertible Debentures are listed on the BSE Limited (BSE).
2.	The listing fees for the equity shares (BSE and NSE) and Non-Convertible Debentures (BSE) have been paid for FY 2017-18.
3.	Listing fees for ADS will be paid by the Company for FY 2016-17 on receipt of the invoice.

f)	Stock Market Data for FY 2016-17

High, Low (based on the closing prices) during each month of FY 2016-17 on NSE, BSE and the New York Stock Exchange, US (NYSE) is given below:

	BSE		NSE		NYSE
Month	High	Low	High	Low	High	Low
	(Rs.)		(Rs.)		(US$)
Apr-16	108.9	84.9	108.9	84.8	6.56	5
May-16	113.85	94.05	113.95	94.05	6.87	5.47
Jun-16	133.1	103.05	133	103.35	7.88	6.08
Jul-16	175.2	132	175.5	132.45	10.2	7.78
Aug-16	180.5	154	180.65	153.7	10.57	9.23
Sep-16	180.7	159	180.8	158.5	10.59	9.42
Oct-16	208	173.25	208.55	173.2	12.31	10.57
Nov-16	233.65	192.35	233.7	192.2	13.66	11.55
Dec-16	248.5	205	248.65	204.8	14.4	12.36
Jan-17	262	214.7	261.8	214.5	15.17	12.6
Feb-17	274.5	243.1	274.6	242.85	15.89	14.62
Mar-17	277.9	247.5	278.1	247.25	17.34	14.59

175

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

Company’s Share Performance versus BSE Sensex and BSE Metal Index	Company’s Share Performance versus NIFTY50 and NIFTY Metal

g)	Share Transfer System

Requests for Transfer/ Transmission of shares held in physical form can be lodged with the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited. The requests are approved by the Company and the same is generally processed within 15 days of receipt of the documents, if documents are clear and valid in all respects.

The Company obtains from a Company Secretary in practice, a half yearly certificate of compliance with the share transfer formalities as required under Regulation 40(9) of the Listing Regulations and files the same with the stock exchanges. Also, pursuant to Regulation 55A of SEBI (Depositories and Participants) Regulations, 1996, certification is issued by a Company Secretary in practice regarding timely dematerialisation of the shares of the Company.

h)	Distribution of Shareholding

Shareholding according to shareholders class as on March 31, 2017

Shareholding of Nominal value of Rs. 1/-	No. of share-holders	% of Total shareholders	Number of shares held	Shareholding (%)
1 – 5000	329,451	98.20	90,189,239	3.04
5001 – 10000	3,321	0.99	24,229,544	0.82
10001 – 20000	1,300	0.39	18,095,864	0.61
20001 – 30000	310	0.09	7,546,801	0.25
30001 – 40000	186	0.06	6,416,985	0.22
40001 – 50000	101	0.03	4,554,927	0.15
50001 – 100000	191	0.06	13,996,577	0.47
100001 & Above	613	0.18	2,799,664,302	94.44

TOTAL	335,473	100	2,964,694,239	100

Categories of Shareholders are as under:

Sr. No.	Category	March 31, 2017
		No. of shares held	Percentage of shareholding Face
		value Rs. 1/-
(a)	Promoter’s holding
	Indian promoters	251,696	0.01
	Foreign promoters (excluding ADR)	1,764,165,424	59.51
(b)	Public Shareholding
	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/State Govt. Institutions/ Non-Govt. Institutions)	208,776,612	7.04
	FIIs /Foreign Corporate Bodies	483,135,141	16.30
	Private Corporate Bodies	66,643,230	2.25
	Indian Public	153,001,422	5.16
	NRIs	4,289,573	0.14
	Trust	49,173,473	1.66
	H U F	5,663,282	0.19
	Clearing Members	9,763,581	0.33
	Foreign Bodies-DR	2,803,111	0.09
	Foreign Nationals	7,794	0.00
(c)	American Depository Receipts	217,019,900	7.32
	Grand Total	2,964,694,239	100.00

176

Vedanta Limited Annual Report 2016-17

Top Ten Shareholders (including holding of less than 1% of the Capital) as on March 31, 2017

Name of Shareholder	No. of Shares held	Shareholding (%)
TWIN STAR HOLDINGS LIMITED *	1,280,084,749	43.18
FINSIDER INTERNATIONAL COMPANY LIMITED	401,496,480	13.54
CITIBANK N.A. NEW YORK, NYADR DEPARTMENT	217,019,900	7.32
LIFE INSURANCE CORPORATION OF INDIA	64,945,699	2.19
WESTGLOBE LIMITED	44,343,139	1.50
BHADRAM JANHIT SHALIKA	42,730,200	1.44
WELTER TRADING LIMITED	38,241,056	1.29
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL	25,260,255	0.85
LIFE INSURANCE CORPORATION OF INDIA P & GS FUND	24,553,855	0.83
FRANKLIN TEMPLETON INVESTMENT FUNDS	21,041,159	0.71

*	in addition, Twin Star Holdings Limited holds 24,823,177 American Depository shares (ADS) representing 99,292,708 equity shares of Rs. 1/- each wherein Citibank NA, New York is the depository for all ADS

i)	Commodity Price Risk or Foreign Exchange Risk and Hedging Activities

Fluctuation in commodity prices (including oil) Impact: Prices and demand for the Group’s products are expected to remain volatile / uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Mitigation: Our Group has a well-diversified portfolio, which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle. We consider exposure to commodity price fluctuations to be an integral part of our Group’s business and its usual policy is to sell its products at prevailing market prices, and not to enter into long-term price hedging arrangements. However, to minimise price risk for finished goods where price of raw material is also determined by same underlying base metal prices (e.g. purchase of alumina, copper concentrate for manufacturing and selling copper and aluminium products, respectively) we employ back-to- back hedging. In exceptional circumstances, we may enter into strategic hedging but only with prior approval of the Executive Committee. The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows. The CFO Committee reviews all commodity- related risks and suggests necessary courses of action as needed by business divisions. Our focus is on cost control and cost reduction.

Currency Exchange Rate Fluctuations Impact: Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials. Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover, the Group borrowings are significantly denominated in US dollars, while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

Mitigation: We do not speculate in forex. We have developed robust controls in forex management to hedge currency risk liabilities on a back-to-back basis. The CFO Committee reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy. We, together with our business divisions, monitor regulatory and political developments on continuous basis. Our focus has been on communicating responsible mining credentials through representations of two government and industry associations. We continue to demonstrate the Group’s commitment to sustainability by engaging with proactive environmental safety, and we seek to mitigate the impact of short-term movements in currency on businesses, by hedging short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/ or prospects.

j)	Dematerialisation of Shares and Liquidity

The Company’s shares are required to be compulsorily traded in dematerialised form on the stock exchanges.

The number of shares held in dematerialised form and physical mode as on March 31, 2017 is detailed below:

Form/Mode	No. of Shares	In Percentage
Dematerialised Form:
NSDL	2,539,568,883	85.67%
CDSL	362,344,185	12.22%
Physical Mode	62,781,171	2.11%

Total	2,964,694,239	100%

177

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

The equity shares of the Company are freely tradable in the market and are among the most liquid and actively traded shares in the stock exchanges.

Post the Cairn-Vedanta merger the Company will have higher free float of 49.9%. The higher free float will imply significant increase in the free flow market capitalisation of the Company resulting in strong trading liquidity.

k)	Vedanta – Cairn Merger

The Board at their meeting held on July 22, 2016, revised the terms of Scheme of Arrangement between the Company and Cairn India and their respective shareholders and creditors (the ‘Scheme’), which was initially announced on June 14, 2015. The Company received all approvals necessary for effecting the merger during the year and was made effective on April 11, 2017.

Following are the key points of merger:

•	Post-merger, the Company has gained a position as one of the world’s largest diversified natural resources companies, with world-class, low-cost assets in Metals & Mining and Oil & Gas;

•	As on the date of merger pro forma market cap of the merged Company was US$ 15.6 Bn and higher free float of 49.9%;

•	The combined entity is uniquely positioned to unlock India’s wealth of world-class energy and mineral resources;

•	Public shareholders of Cairn India received for each equity share held by them in erstwhile Cairn India Limited on the record date i.e. April 27, 2017, one equity share of face value of Rs. 1 each and four 7.5% Non-Convertible Non-Cumulative Redeemable Preference Share in the Company of Rs. 10 each;

•	Cairn India shareholders, who became shareholders of the Company, also received the second interim dividend of Rs. 17.70 per equity share as approved by the Board at their meeting held on March 30, 2017;
•	The equity listed capital has increased from Rs. 2,96,46,94,239 (2,964,694,239 shares of Rs. 1 each) to Rs. 3,71,71,94,239 (3,717,194,239 shares of Rs. 1 each);

•	The Promoters of Company remain constant, but the overall stake of the Promoters has reduced from 62.86% to 50.14%;

•	The preference share capital has increased from NIL to Rs. 30,10,00,00,000 (3,010,000,000 shares of Rs. 10 each).

•	The Company’s authorised share capital (Equity and Peference) has increased from 51,62,01,00,000 to 74,12,01,00,000.

l)	Outstanding GDRs/ADRs/Warrants/Options

In June 2007 and July 2009, Vedanta Limited [erstwhile Sterlite Industries (India) Ltd.] issued 150,000,000 and 131,906,011 ADS, which are listed and traded on the New York Stock Exchange (NYSE). Pursuant to the Scheme of Amalgamation and Arrangement, ADS were listed with NYSE of which 54,254,975 representing ADS were outstanding as on March 31, 2017. As of the year end, there were nine (9) registered holders of the ADS. Citibank N.A., New York acts as the Depository for the ADS / ADR issued by the Company.

m)	Unclaimed Shares

Pursuant to the SEBI Circular and Regulation 39 of the Listing Regulations regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise the Company has a separate demat account in the title of ‘Vedanta Limited – Unclaimed Suspense Account with M/s Karvy Stock Broking Limited.

Description	No. of Shareholders	No. of Equity shares of Rs. 1 each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year;	1,052	13,78,749
Number of shareholders who approached issuer for transfer of shares from suspense account during the year;	10	23,904
Number of shareholders to whom shares were transferred from suspense account during the year;	10	23,904
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year. The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares.	1,042	13,54,845

178

Vedanta Limited Annual Report 2016-17

n)	Listing of Debt Securities

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited and ISIN number with National Securities Depositories Limited:

Sr. no.	Description	Date of allotment	No. of NCDs	Face value	ISIN No.
1	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	October 25, 2012	5,000	Rs. 10 Lakh each	INE268A07103
2	9.40% Private Placement of Secured Redeemable Non-Convertible Debentures	November 27, 2012	5,000	Rs. 10 Lakh each	INE268A07111
3	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 6, 2012	5,000	Rs. 10 Lakh each	INE268A07129
4	9.24% Private Placement of Secured Redeemable Non-Convertible Debentures	December 20, 2012	5,000	Rs. 10 Lakh each	INE268A07137
5	9.10 % Private Placement of Secured Redeemable Non- Convertible Debentures	April 5, 2013	25,000	Rs. 10 Lakh each	INE268A07145
6	9.17 % Private Placement of Secured Redeemable Non- Convertible Debentures	July 4, 2013	7,500	Rs. 10 Lakh each	INE268A07152
7	9.17 % Private Placement of Secured Redeemable Non- Convertible Debentures	July 5, 2013	4,500	Rs. 10 Lakh each	INE268A07160
8	9.36% Private Placement of Secured Redeemable Non- Convertible Debentures	October 30, 2014	9,750	Rs. 10 Lakh each	INE205A07014
9	9.36% Private Placement of Secured Redeemable Non- Convertible Debentures	October 30, 2014	5,250	Rs. 10 Lakh each	INE205A07022
10	9.70% Private Placement of Secured Redeemable Non-Convertible Debentures (Previous 9.45% coupon rate. This coupon rate was stepped up on January 27, 2016 subsequent to change in the CREDIT rating)	August 17, 2015	20,000	Rs. 10 Lakh each	INE205A07030
11	8.7% Private Placement of Secured Redeemable Non Convertible Debentures	September 30, 2016	6,000	Rs. 10 Lakh each	INE205A07048
12	8.65% Private Placement of Secured Redeemable Non Convertible Debentures	September 30, 2016	1,500	Rs. 10 Lakh each	INE205A07055
13	8.75% Private Placement of Secured Redeemable Non Convertible Debentures	October 7, 2016	2,500	Rs. 10 Lakh each	INE205A07063
14	8.75% Private Placement of Secured Redeemable Non Convertible Debentures	October 7, 2016	2,500	Rs. 10 Lakh each	‘INE205A07071
15	8.25% Private Placement of Secured Redeemable Non Convertible Debentures	October 28, 2016	3,000	Rs. 10 Lakh each	INE205A07089
16	7.95% Private Placement of Secured Redeemable Non Convertible Debentures	November 22, 2016	3,000	Rs. 10 Lakh each	INE205A07097
17	7.50% Private Placement of Secured Redeemable Non Convertible Debentures	November 30, 2016	2,000	Rs. 10 Lakh each	INE205A07105

179

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

Debenture Trustees:

Axis Trustee Services Limited

2nd Floor, Wadia International Centre, Pandurang Budhkar Marg, Worli, Mumbai – 400 025

o)	Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods	SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Tuticorin – 628 002 Tamil Nadu, India.
Copper Cathodes (Refinery) and Continuous Cast Copper Rods / Wire	• 1/1/2 Chinchpada, Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli, India
• Gate no.201, Plot No. 2,3,4,5,6,7, Old Mumbai Pune Highway, Takve Khurd Post, Kamshet, Dist. Pune - 410405*
Continuous Cast Copper Rods	209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar Haveli, India
• Gurmel, Codli, Dharbandora, Goa - 403 727, India
• Maindvolicho Sodo, Codli, Dharbandora, Goa - 403 727, India
• Gadia Sodo, Codli, Dharbandora, Goa - 403 727, India
• Mareto Sodo, Honda, Sattari, Goa - 403 530, , India
• Botvadeacho Dongor, Pissurlem, Sattari, Goa - 403 530, India
• Orasso Dongor, Advalpale, Moitem, Bicholim & Bardez, Goa - 403 503, India
Iron Ore – Mining	• C.A. Dongurli, Sanquelim, South Maulinguem, Bicholim, Goa - 403 505, India
• Macarxendo, Sanquelim, South Maulinguem, Bicholim, Goa - 403 505, India
• Cancagalla Tolop, Sanquelim, South Maulinguem, Bicholim, Goa - 403 505, India
• Megalahally Office Complex, Megalahally Village, Hireguntanur, Hobli, Chitradurga Taluk and district, Karnataka, India
Pig Iron & Metallurgical Coke (Met Coke)	• Navelim, Sankhalim, Bicholim Goa - 403505, India
• Amona, P.O. Marcel, Bicholim, Goa - 403107, India
Aluminium Smelters	• PMO Office, Bhurkahamuda, PO-Sripura, Dist – Jharusuguda, Odisha – 768 202, India
Alumina Refinery	• Alumina Refinery Project, At / PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha – 766 027,India
Aluminium	• Mettur Dam R.S. - 636 402, Salem District, Tamil Nadu, India
Aluminium Sheet /Foil	• Gate No.924,925,926, 927,Sanaswadi, Taluka Shirur, Dist. Pune – 412 208*
• Bhurkahamunda, PO -Sripura, Dist- Jharsuguda Odisha, Pin-768202, India
Power	• Power Plant 1, Plot s/y No 44/4 & 44/5, AmonaVillage, Navellim, Bicholim – Goa - 403107, India
• SIPCOT Industrial Complex, Tuticorin, Tamil Nadu, Pin-628002, India
• Lanjigarh, Viswanathpur, Kalahandi, Odisha – 766 027*
Paper	• GIDC Doswada, Taluka Songadh, Dist Tapi, Gujarat - 394365, India *

*	These plants have been closed down.

p)	Address for Correspondence

Company’s Registered Office Addres

Vedanta Limited (earlier known as Sesa SterliteLimited),

Till February 3, 2017:

Sesa Ghor,

20 EDC Complex, Patto, Panaji, Goa 403001, India

Tel : 0832 2460601 / Fax : 0832 2460721

From February 4, 2017:

Floor, ‘C’ wing, Unit 103, Corporate Avenue,

Atul Projects, Chakala, Andheri (East),

Mumbai 400093, Maharashtra, India.

Tel :+91 022 66434500 /Fax +91 022 66434530

Email id : comp.sect@vedanta.co.in

Website: www.vedantalimited.com

CIN : L13209MH1965PLC291394

Registrar and Transfer Agent

Karvy Computershare Private Limited

Karvy Selenium Tower B,

Plot 31-32, Gachibowli Financial District,

Nanakramguda

Hyderabad – 500 032

Email: einward.ris@karvy.com 1st

180

Vedanta Limited Annual Report 2016-17

Compliance Officer

Ms. Bhumika Sood

Company Secretary & Compliance Officer

Tel : +91 0124 – 4593 000

email : comp.sect@vedanta.co.in

Corporate Communications

Ms. Roma Balwani,

President

Tel : +91 022 6646 1000

email : gc@vedanta.co.in

Investor Relations

Ashwin Bajaj,

Director

Tel : +91 022 6646 1000

email : ir@vedanta.co.in

Retail Shareholders

Ms. Bhumika Sood

Company Secretary & Compliance Officer

Tel : +91 0124 – 4593 000

email : comp.sect@vedanta.co.in

OTHER DISCLOSURES

a)	Framework for monitoring Subsidiary Companies In terms of clause (c) of sub-regulation (1) of Regulation 16 of Listing Regulations ‘material subsidiary’ means a subsidiary, whose income or net worth exceeds twenty percent of the consolidated income or net worth respectively, of the listed entity and its subsidiaries in the immediately preceding accounting year.

In compliance with the said regulation, the Company has a policy on Determining Material Subsidiary, which has been approved by the Board and the same has been displayed on the Company’s website at http://www.vedantalimited.com/media/85871/policy for determing material subsidiaries revised.pdf

As on March 31, 2017, there is no material unlisted subsidiary of the Company.

The management of subsidiary companies is carried out by their separate Board of Directors who are empowered to exercise all the duties and rights for efficient monitoring and management of the companies. The Company oversees and monitors the performance of subsidiary companies by following means:

i.	The Audit Committee reviews the financial statements and, in particular, the investments made by the subsidiary companies;

ii.	The minutes of the Audit Committee and Board meeting of the subsidiary companies are placed before the Audit Committee and Board of the Company for their review;

iii.	A statement of all significant transactions, if any, of the subsidiary companies is placed before the Board of Directors of the Company for its review.

b)	Materially Significant Related Party Transactions Pursuant to Section 188 of the Companies Act, 2013 and Regulation 23 of Listing Regulations, all the Related Party transactions were at arm’s length price and the same were duly approved by the Audit Committee.

Sub-regulation (1) of Regulation 23 of Listing Regulations explains that “A transaction with a related party shall be considered material if the transaction(s) to be entered into individually or taken together with previous transactions during a financial year, exceeds ten percent of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity.”

Proper disclosures of the KMP relating to material financial and commercial transactions where they and/ or their relatives have personal interest were given to the Board.

In compliance with the said regulation, the Company has a policy on Related Party Transactions, which has been approved by the Board and the same has been displayed on the Company’s website at http://www.vedantalimited.com/media/77183/vedl rpt policy.pdf

A comprehensive list of related party transactions as required under IndAS 24 as prescribed in Companies (Indian Accounting Standard) Rules, 2015 and Companies (Indian Accounting Standard) Amendment Rules, 2016, forms part of the Financial Statements in the Annual Report.

c)	Non-Compliance by the Company, Penalties, Strictures Imposed by Stock Exchange or SEBI or any Statutory Authority on any Matter Related to Capital Markets during the Last Three Years There has been no non-compliance by the Company or penalty, strictures imposed by stock exchange or SEBI or any statutory authority on any matter related to capital markets during the last three years.

d)	Vigil Mechanism / Whistle Blower Policy

The Company supports and promotes ethical behaviour in all areas of business and has stringent mechanism for reporting of illegal or unethical behaviour.

The Whistle Blower Policy forms part of the Code of Business Conduct and Ethics, and the same has been displayed on the Company’s website at http://www.vedantalimited.com/media/85863/vedanta limited code of conduct and business ethics.pdf

Certain procedures are formulated by the Audit Committee to govern the receipt, retention and treatment of complaints regarding the Company’s accounting, internal accounting controls or auditing matters, and to protect the confidential, anonymous reporting of Director(s) or employee(s) or any other person regarding questionable accounting or auditing matters.

181

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

During the year, the concerns reported under this mechanism have been scrutinised and appropriate actions undertaken. It is also affirmed that no personnel has been denied access to the Audit Committee.

DISCRETIONARY REQUIREMENTS AS PER PART E OF SCHEDULE II UNDER LISTING REGULATIONS

a)	The Board

The Board of the Company is chaired by an Executive Director who maintains the Chairman’s office at the Company’s expense.

b)	Shareholder Rights

Quarterly financial results were sent to those shareholders whose email id was registered with the Company.

c)	Modified opinion(s) in audit report

There was no qualification by the auditors on the financial statements of the Company.

d)	Separate posts of Chairperson and Chief Executive Officer

The office of Chairman and Chief Executive officer of the Company are held by different individuals.

e)	Reporting of internal auditor

As per the requirements, the internal auditor may report directly to the Audit Committee. The same is reported by briefing the Audit Committee through discussion and presentation of the observations, review, comments and recommendations, among others in the Internal Audit presentation by the Company’s Internal Auditor.

DISCLOSURES OF THE COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS SPECIFIED IN REGULATION 17 TO 27 AND CLAUSES (B) TO (I) OF SUB-REGULATION (2) OF REGULATION 46 OF LISTING REGULATIONS

S.No.	Particulars	Regulation	Compliance Status (Yes/No/NA)	Complied with the following
1	Board of Directors			• Composition {17(1)}
• Frequency of Meetings {17(2)}
• Review of Compliance Report {17(3)}
• Plans for orderly succession for appointments {17(4)} Code of Conduct {17(5)}
		17	Yes	• Fees / compensation to Non-Executive Directors {17(6)}
• Minimum information to be placed before the Board {17(7)}
• Compliance Certificate {17(8)}
• Risk assessment and management {17(9)} Performance evaluation of Independent Directors {17(10)}
2	Audit Committee			• Composition {18(1)}
•
		18	Yes	• Powers of the Committee {18(2)(c)}
• Role of the Committee and review of information by the Committee {18(3)}
3	Nomination and Remuneration Committee			• Composition {19(1)}
		19	Yes	• Chairperson {19(2) and (3)}
• Role of the Committee {19(4)}
4	Stakeholder Relationship Committee			• Composition {20(1)}
		20	Yes	• Chairperson {20(2)}
• Other Members {20(3)}
• Role of the Committee {20(4)}
5	Risk Management Committee			• Composition {21(1) and (2)}
		21	Yes	• Chairperson {21(3)}
• Role of the Committee {21(4)}
6	Vigil Mechanism	22	Yes	• Formulation of Vigil Mechanism for Directors and employees {22(1)}
• Director access to Chairperson of Audit Committee {22(2)}
7	Related Party Transactions	23	Yes	• Policy on Materiality of Related Party Transactions and dealing with Related Party Transactions {23(1)} Approval including omnibus approval of Audit Committee {23(2) and (3)}
• Review of Related Party Transactions
• There were no material Related Party Transactions

182

Vedanta Limited Annual Report 2016-17

S.No.	Particulars	Regulation	Compliance Status (Yes/No/NA)	Complied with the following
8	Subsidiaries of the Entity	24	Yes	• There was no material listed subsidiary of the Company and as a result the other compliance in respect of material subsidiary were not applicable {24(1)}
				• Review of financial statements of unlisted subsidiary by the Audit Committee {24(2)}
				• Minutes of Meetings of Board of unlisted subsidiary placed at meeting of the listed entity {24(3)} Significant transactions
				• and arrangements of unlisted subsidiary {24(4)}
9	Obligations with respect to Independent Directors	25	Yes	• Maximum directorships and tenure {25(1) and (2)}
				• Meetings of Independent Directors {25(3) and (4)}
				• Replacement {25(6)}
				• Familiarisation of Independent Directors {25(7)}
10	Obligations with respect to Directors and Senior Management	26	Yes	• Memberships / Chairmanships in Committees {26(1) and (2)}
				• Affirmation on compliance of Code of Conduct by Directors and Senior Management {26(3)}
				• Disclosure of shareholding by Non-Executive Directors {26(4)}
				• Disclosures by Senior Management about potential conflicts of interest {26(5)}
11	Other Corporate Governance Requirements	27	Yes	• Compliance with discretionary requirements {27(1)}
				• Filing of quarterly compliance report on Corporate Governance {27(2)}
12	Website	46	Yes	• Maintaining Functional Website {46(1)}
				• Details disseminated on website {46(2)}
				• Contents on website and updating the website {46(3)}

List of Policies of the Company

S. No.	POLICY

1	CSR Policy
2	Insider Trading Prohibition Policy
3	Nomination & Remuneration Policy
4	Policy for Determination of Material Events/UPSI and Archival Policy
5	Policy on Material Subsidiaries
6	Policy on Prevention, Prohibition and Redressal of Sexual Harassment at Work Place
7	Related Party Transaction Policy
8	Whistle Blower Policy (Vigil Mechanism)
9	Biodiversity Policy
10	Energy and Carbon Policy
11	Health, Safety and Environment Policy
12	HIV AIDS Policy
13	Human Rights Policy
14	Supplier and Contractor Sustainability Management Policy
15	Water Management Policy
16	Dividend Distribution Policy

The policies listed above can be viewed on the Company’s website at http://www.vedantalimited.com/investor-relations/corporate-governance.aspx

ANNEXURE I

Declaration by Chief Executive Officer on Code of Business Conduct and Ethics of the Company

As Chief Executive Officer of Vedanta Limited and as required under the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations,

2015, I, Thomas Albanese, hereby declare that all members of the Board and senior management personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company for FY 2016-17.

For Vedanta Limited

Thomas Albanese
Place: Gurugram	Whole Time Director & Chief Executive Officer
Date: April 28, 2017	DIN : 06853915

183

stronger. smarter. sustainable.	STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

ANNEXURE II

CERTIFICATION

We, Thomas Albanese, Chief Executive Officer and GR Arun Kumar, Chief Financial Officer, certify that:

A.	We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

(1)	These statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(2)	These statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B.	There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the

C.	We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting, and we have not noticed any deficiency in the design of operation of such internal controls, or of which we are aware that needs to be rectified, or informed to the auditors and the Audit Committee.

D.	During the year it was disclosed to the Auditors and the Audit Committee that:

(1)	There were no significant changes in internal control over financial reporting;

(2)	No significant changes in accounting policies were made during the year that require disclosure in the notes to the financial statements; and

(3)	No instances of significant fraud and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting, has come to our notice.

Thomas Albanese	GR Arun Kumar
Whole-Time Director & Chief Executive Office	Whole Time Director & Chief Financial Officer
DIN: 06853915	DIN : 1874769

Place: Mumbai Date:

May 15, 2017

AUDITOR’S REPORT ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE AS PER PROVISIONS OF CHAPTER IV OF SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015

The Members

Vedanta Limited 1st

Floor, ‘C’ Wing

Unit 103, Corporate Avenue, Atul Projects

Chakala, Andheri (E)

Mumbai

1.	The accompanying Corporate Governance Report prepared by Vedanta Limited (hereinafter the “Company”), contains details as required by the provisions of Chapter IV of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”) (‘Applicable criteria’) with respect to Corporate Governance for the year ended March 31, 2017.

Management’s Responsibility

2.	The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.
3.	The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

Auditors’ Responsibility

4.	Pursuant to the requirements of the Listing Regulations, our responsibility is to express a reasonable assurance in the form of an opinion whether the Company has complied with the specific requirements of the Listing Regulations referred to in paragraph 1 above.

5.	We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India (“ICAI”). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

184

Vedanta Limited Annual Report 2016-17

6.	We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that perform Audits and Reviews of Historical Financial Information, and other Assurance and Related Services Engagements.

7.	The procedures selected depend on the auditor’s judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of key procedures performed include:

i.	Reading and understanding of the information prepared by the Company and included in its Corporate Governance Report;

ii.	Obtained and verified that the composition of the Board of Directors w.r.t executive and non-executive directors has been met throughout the reporting period;

iii.	Obtained and read the Directors register as on March 31, 2017 and verified that at-least one women director was on the Board during the year;

iv.	Obtained and read the minutes of the following committee meetings held from April 1, 2016 to March 31, 2017:

(a)	Board of Directors meeting;

(b)	Audit committee;

(c)	Nomination and remuneration committee;

(d)	Stakeholders Relationship Committee; and

(e)	Risk management committee

v.	Obtained necessary representations and declarations from directors of the Company including the independent directors ; and

vi.	Performed necessary inquiries with the management and also obtained necessary specific representations from management.

The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

Opinion

8.	Based on the procedures performed by us as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as stipulated in the Listing Regulations, as applicable as at March 31, 2017, referred to in paragraph 1 above.

Other matters and Restriction on Use

9.	This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

10.	This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to Corporate Governance Report accompanied with by a report thereon from the statutory auditors and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Raj Agrawal

Partner

Membership Number: 82028

Place: Mumbai Date:

May 15, 2017

185

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

INDEPENDENT AUDITOR’S REPORT

To the Members of VEDANTA

LIMITED

Report on the Standalone Ind AS Financial Statements

We have audited the accompanying standalone Ind AS financial statements of Vedanta Limited (“the Company”), which comprise the Balance Sheet as at March 31, 2017, the Statement of Profit and Loss, including Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these standalone Ind AS financial statements that give a true and fair view of the state of affairs (financial position), profits (financial performance including other comprehensive income), cash flows and changes in equity of the Company in accordance with accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act, read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone Ind AS financial statements based on our audit. While conducting our audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder. We conducted our audit of the standalone Ind AS financial statements in accordance with the Standards on Auditing, issued by the Institute of Chartered Accountants of India, as specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the standalone Ind AS financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone Ind AS financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the standalone Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2017, its profits including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s report) Order, 2016 (“the Order”) issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the Annexure 1 a statement on the matters specified in paragraphs 3 and 4 of the Order.

2.	As required by section 143 (3) of the Act, we report that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c)	The Balance Sheet, Statement of Profit and Loss including Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

186

Vedanta Limited Annual Report 2016-17

(d)	In our opinion, the aforesaid standalone Ind AS financial statements comply with the Accounting Standards specified under section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e)	On the basis of written representations received from the directors as on March 31, 2017, and taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2017, from being appointed as a director in terms of section 164 (2) of the Act;

(f)	With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure 2” to this report;

(g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its standalone Ind AS financial statements – Refer Note 51 to the financial statements;

ii.	The Company did not have any long-term contracts including derivative contracts for which there were any material foreseeable losses;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.	The Company has provided requisite disclosures in Note 43 to these standalone Ind AS financial statements as to the holding of Specified Bank Notes on November 8, 2016 and December 30, 2016 as well as dealings in Specified Bank Notes during the period from November 8, 2016 to December 30, 2016. Based on our audit procedures and relying on the management representation regarding the holding and nature of cash transactions, including Specified Bank Notes, we report that these disclosures are in accordance with the books of accounts maintained by the Company and as produced to us by the Management.

Other Matter

The comparative financial information of the Company as at and for the year ended March 31, 2016 and the transition date opening balance sheet as at April 1, 2015 prepared in accordance with Ind AS, included in these standalone Ind AS financial statements, prior to giving effect to the adjustments described in Notes 4 and 55 to these standalone Ind AS financial statements relating to the retroactive accounting for the merger of the Company’s subsidiary, Cairn India Limited, into the Company, has been audited by the predecessor auditor whose report dated May 15, 2017 expressed an unmodified opinion.

We have audited the adjustments to reflect the effects of the merger described in Notes 4 and 55 to restate the financial information as at April 1, 2015 and as at and for the year ended March 31, 2016. In our opinion, such adjustments are appropriate and have been properly applied. We further state that we were not engaged to audit, review or apply any procedures to the standalone financial information of the Company either as at April 1, 2015 or as at and for the year ended March 31, 2016 other than with respect to the aforesaid adjustments and, accordingly, we do not express an opinion or review conclusion or any other form of assurance on the financial information as at April 1, 2015, as at March 31, 2016 and for the year ended March 31, 2016 as a whole.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Raj Agrawal
Place: Mumbai	Partner
Date: May 15, 2017	Membership Number: 82028

187

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

ANNEXURE 1 REFERRED TO IN PARAGRAPH 1 UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” OF OUR REPORT OF EVEN DATE

Re: Vedanta Limited (‘the Company’)

(i) (a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)	All fixed assets have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c)	According to the information and explanations given by the management, the title deeds of immovable properties included in fixed assets are held in the name of the Company except for the title deeds of immovable properties in oil and gas blocks, jointly owned with other joint venture partners, which are held in the name of the licensee of the block. The written down value of such immovable properties in the accompanying financial statement aggregates to Rs. 126.53 Crore

(ii)	The management has conducted physical verification of inventory at reasonable intervals during the year and no material discrepancies were noticed on such physical verification.

(iii) (a)	The Company has granted loans to companies covered in the register maintained under section 189 of the Act. In our opinion and according to the information and explanations given to us, the terms and conditions of the grant of such loans are not prejudicial to the Company’s interest.

(b)	The Company has granted loans that are either re-payable on demand or have a schedule for repayment of interest and principal, to companies covered in the register maintained under section 189 of the Act. We are informed that (a) repayment of loan was received as and when the demands were raised, during the year; and (b) loans which had a schedule for repayment were not due during the current year; and thus, there has been no default on the part of the parties to whom the monies have been lent. The payment of interest has been regular in all cases.
(c)	There is no amounts of loans granted to companies listed in the register maintained under section 189 of the Act which are overdue for more than ninety days.

(iv)	In our opinion and according to the information and explanations given to us, provisions of sections 185 and 186 of the Act in respect of loans to directors including entities in which they are interested and in respect of loans and advances given, investments made and guarantees given have been complied with by the Company. The Company has not granted any security in terms of sections 185 and 186 of the Act.

(v)	According to information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of sections 73 to 76 of the Act and the rules framed there under.

(vi)	We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, related to the manufacture of goods and generation of electricity, and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a)	The Company has been generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, employees’ state insurance, income-tax, sales-tax, service tax, customs duty, excise duty, value added tax, cess and other statutory dues applicable to it.

(b)	According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, employees’ state insurance, income-tax, sales tax, service tax, customs duty, excise duty, value added tax, cess and other statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

188

Vedanta Limited Annual Report 2016-17

ANNEXURE 1 REFERRED TO IN PARAGRAPH 1 UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” OF OUR REPORT OF EVEN DATE

Re: Vedanta Limited (‘the Company’)

(c)	According to the records of the Company, the dues of income-tax, sales-tax, service tax, customs duty, excise duty and value added tax on account of any dispute, are as follows:

Name of the Statute	Nature of the dues	Amount (in Rs. Crore) *	Period to which amount relates	Forum where the dispute is pending
Income tax Act, 1961	Income tax	1,024.61	A.Y. 2007-08 to 2011-12	High Court
		928.05	A.Y. 2002-03 and 2004-12	Income Tax Appellate Tribunal
		587.02	A.Y. 1999-00, 2006-07 and 2008-09 to 2013-14	Commissioner of Income tax (Appeals)
	Withholding tax demand	20,494.73	A.Y. 2006-07	Commissioner of Income Tax (Appeals)
Finance Act, 1994	Service Tax demand	124.26	2002-15	Central Excise Service Tax Appellate Tribunal
		2.36	2008-09 and 2010-11	Commissioner (Appeals)
		22.04	2007-14	Commissioner of Central Excise
		0.06	2010-11	Joint Commissioner
		17.77	2006-08 and 2016-17	High Court
Central Excise Act, 1944	Excise duty	4.53	2000-06	High Court
		135.18	1997-2013 and 2014-15	Commissioner of Central Excise
		0.86	2009-16	Commissioner (Appeals)
		19.38	1997-2012 and 2013-14	Commissioner of Central Excise
	Oil Cess and NCCD Demand	0.21	2002-03 and 2006-07	Custom Excise Service Tax Appellate Tribunal
	Education cess and secondary higher education cess on Oil cess demand	53.45	December 2013 to February 2015	Central Excise and Service Tax Appellate Tribunal
Custom Act, 1962	Custom Duty	31.97	2004-14	Commissioner (Appeals)
		26.49	2005-07	High Court
		0.18	1996-97 and 2005-10	Supreme Court
		73.94	2004-14	Custom Excise Service Tax Appellate Tribunal
Central Sales Tax, 1956	Sales Tax	3.73	2004-06, 2009-10 and 2012-14	Additional commissioner of sales tax
		15.94	1998-2015	High Court
		14.50	2010-11	Joint Commissioner
		1.40	2008-12	Value Added Tax Tribunal
Odisha Value Added Tax 2004	Value added tax	264.16	2012-16	High Court
Andhra Pradesh VAT Act, 2005	Value added tax	0.08	2012-15	Deputy Commissioner
Gujarat VAT Act, 2003	Value added tax	4.53	2015-16	Joint Commissioner (Appeals)
Karnataka VAT Act 2003	Value added tax	61.71	2010-12	High Court
Tamil Nadu VAT Act, 2006	Value added tax	119.31	2007-11	High Court

*	Net of amounts paid under protest/ adjusted against refunds.

189

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

ANNEXURE 1 REFERRED TO IN PARAGRAPH 1 UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” OF OUR REPORT OF EVEN DATE

Re: Vedanta Limited (‘the Company’)

(viii)	In our opinion and according to the information and explanations given by the management, the Company has not defaulted in repayment of loans or borrowing to bank or government or dues to debenture holders. The Company did not have any outstanding dues to financial institutions.

(ix)	In our opinion and according to the information and explanations given by the management, the Company has utilized the monies raised by way of debt instruments in the nature of debentures and term loans for the purposes for which they were raised. The Company has not raised monies by way of initial public offer or further public offer.

(x)	Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and according to the information and explanations given by the management, we report that no fraud by the Company or no material fraud on the Company by the officers and employees of the Company has been noticed or reported during the year.

(xi)	According to the information and explanations given by the management, the managerial remuneration has been paid / provided in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

(xii)	In our opinion, the Company is not a Nidhi Company. Therefore, the provisions of clause 3(xii) of the Order are not applicable to the Company and hence not commented upon.
(xiii)	According to the information and explanations given by the management, transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv)	According to the information and explanations given to us and on an overall examination of the balance sheet, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year under review and hence, reporting requirements under clause 3(xiv) are not applicable to the Company and, not commented upon.

(xv)	According to the information and explanations given by the management, the Company has not entered into any non-cash transactions with directors or persons connected with them as referred to in section 192 of the Act.

(xvi)	According to the information and explanations given to us, the provisions of section 45-IA of the Reserve Bank of India Act, 1934 are not applicable to the Company.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Raj Agrawal
Place: Mumbai	Partner
Date: May 15, 2017	Membership Number: 82028

190

Vedanta Limited Annual Report 2016-17

ANNEXURE 2 REFERRED TO IN PARA 2(F) UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” TO THE INDEPENDENT AUDITOR’S REPORT OF EVEN DATE ON THE STANDALONE IND AS FINANCIAL STATEMENTS OF VEDANTA LIMITED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of Vedanta Limited (“the Company”) as of March 31, 2017 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established under the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO 2013 criteria”), which considers the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2017, based on the internal control over financial reporting in COSO 2013 criteria, considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Raj Agrawal
Place: Mumbai	Partner
Date: May 15, 2017	Membership Number: 82028

191

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

BALANCE SHEET

as at March 31, 2017

				(Rs. in Crore)
Particulars	Notes	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
ASSETS
Non-current assets
Property, plant and equipment	5	36,041.77	33,697.32	35,107.37
Capital work-in-progress	5	12,215.15	16,410.40	21,214.35
Intangible assets	5	155.70	155.66	161.63
Exploration intangible assets under development	5	5,027.67	4,747.14	16,259.99
Financial assets
Investments	6	66,416.74	86,370.24	85,193.22
Trade receivables	11	551.00	—	—
Others	7	387.96	318.97	286.45
Deferred tax assets (net)	35	1,958.30	1,693.05	—
Income tax assets (net)		2,188.77	2,153.31	2,218.20
Other non-current assets	8	1,863.03	1,596.64	1,315.96

Total non-current assets		1,26,806.09	1,47,142.73	1,61,757.17

Current assets
Inventories	9	5,540.37	5,228.66	5,597.17
Financial Assets
Investments	10	19,668.45	14,676.99	14,126.02
Trade receivables	11	1,529.20	1,926.53	2,428.25
Cash and cash equivalents	12	637.52	1,317.69	221.50
Other bank balances	13	776.39	573.20	618.52
Loans	14	285.88	397.93	165.50
Others	15	9,272.83	10,187.51	4,231.70
Other current assets	16	1,667.10	1,173.17	1,336.41

Total current assets		39,377.74	35,481.68	28,725.07

Total assets		1,66,183.83	1,82,624.41	1,90,482.24

EQUITY AND LIABILITIES
Equity
Equity share capital	17	371.75	371.75	371.75
Other equity	18	79,396.35	78,865.69	91,734.56

Total equity		79,768.10	79,237.44	92,106.31

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	19	22,247.98	23,216.73	21,657.96
Other financial liabilities	20	3,208.19	198.89	33,342.19
Provisions	21	808.04	906.25	804.15
Deferred tax liabilities (net)	35	—	—	3,704.85
Other non-current liabilities	22	2,540.79	10,433.25	9,235.68

Total non-current liabilities		28,805.00	34,755.12	68,744.83

Current Liabilities
Financial liabilities
Borrowings	23	14,309.30	7,402.01	4,850.94
Trade payables	24	14,975.17	13,458.89	12,498.95
Other financial liabilities	25	24,638.93	45,037.24	11,081.22
Other current liabilities	26	3,560.68	2,605.99	598.32
Provisions	27	81.97	83.98	344.50
Current tax liabilities (net)		44.68	43.74	257.17

Total current liabilities		57,610.73	68,631.85	29,631.10

Total Equity and Liabilities		1,66,183.83	1,82,624.41	1,90,482.24

See accompanying notes to the financial statements.

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place: Mumbai	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326
Date: May 15, 2017

192

Vedanta Limited Annual Report 2016-17

STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2017

			(Rs. in Crore)
Particulars	Notes	Year ended March 31, 2017	Year ended March 31, 2016
Revenue from operations	28	38,540.42	36,022.57
Other income	29	9,704.92	9,925.63

Total Income		48,245.34	45,948.20

Expenses:
Cost of materials consumed		18,787.72	17,162.79
Purchases of Stock-in-Trade		579.79	714.67
Changes in inventories of finished goods and work-in-progress	30	(417.41)	116.95
Employee benefits expense	31	784.35	706.26
Power & fuel charges		4,581.67	4,359.09
Finance costs	32	3,896.16	3,600.44
Depreciation, depletion and amortisation expense	5	2,986.29	4,287.13
Share of expenses in producing oil and gas blocks		1,000.12	1,127.56
Other expenses	33	4,695.58	4,116.55
Excise duty on sales		1,877.16	1,928.29

Total expenses		38,771.43	38,119.73

Profit before exceptional items and tax		9,473.91	7,828.47
Exceptional items	34	(1,324.10)	25,588.02
Profit/(Loss) before tax		10,798.01	(17,759.55)
Tax expense/(benefit) :	35
Current tax		2.16	(117.78)
Deferred tax		(272.85)	(5,735.54)
Net Tax (benefit)/expense :		(270.69)	(5,853.32)
Net Profit/(Loss) for the year (A)		11,068.70	(11,906.23)
Other Comprehensive Income
Items that will not be reclassified to profit or loss
Re-measurements of defined benefit obligations		1.28	1.27
Tax expense / (credit)		(1.34)	1.08
Gains on fair value of equity instruments measured at fair value through other comprehensive income		26.35	17.04
Tax expense /(credit)		—	—
		28.97	17.23
Items that will be reclassified to profit or loss
Effective portion of gains on hedging instrument in cash flow hedges		28.71	18.45
Tax expense / (credit)		9.93	6.23
Currency translation (loss)/gain		(109.94)	1,071.19
Tax expense / (credit)		21.70	—
		(112.86)	1,083.41

Total other Comprehensive Income for the year (B)		(83.89)	1,100.64

Total Comprehensive Income for the year (A+B)		10,984.81	(10,805.59)

Earnings/(Loss) per share after tax and exceptional items (in Rs.):	36
- Basic and Diluted		29.04	(32.76)
Earnings/(Loss) per share after tax but before exceptional items (in Rs.):
- Basic and Diluted		25.72	20.91

See accompanying notes to the financial statements.

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028	Chief Financial Officer	ICSI Membership No. A19326
Place: Mumbai	DIN 01874769
Date: May 15, 2017

193

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

STATEMENT OF CASH FLOWS

for the year ended March 31, 2017

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Cash flows from operating activities
Profit/ (loss) before tax	10,798.01	(17,759.55)
Adjustments to reconcile profit /(loss) before tax to net cash flows:
Depreciation, depletion and amortization	3,012.14	4,332.10
Exceptional Items (excluding voluntary retirement expenses)	(1,324.10)	25,564.24
Provision for doubtful debts/advances	2.12	5.01
Exploration costs written off	29.34	12.63
Fair value gain on financial assets held for trading	(1,042.39)	(889.83)
Loss on sale of fixed asset, net	18.58	—
Foreign exchange loss/(gains), net	122.89	134.21
Unwinding of discount	31.40	29.33
Loss on sale of investment in subsidiary	2.66	4.09
Other non-operating income	(47.43)	(177.12)
Share based payment expense	22.46	33.75
Interest and dividend income	(8,533.47)	(8,793.17)
Interest expense	3,742.07	3,437.01
Deferred government grant	(64.65)	(62.26)
Changes in assets and liabilities
(Increase)/ Decrease in trade and other receivables	(189.75)	487.74
(Increase)/ Decrease in inventories	(322.21)	354.84
Decrease/ (Increase) in other financial and other assets	101.47	(924.32)
Increase in trade and other payable	1,862.32	777.45
(Decrease)/ Increase in other current and non-current liabilities	(45.61)	3,310.12
Cash generated from operations	8,175.85	9,876.27
Income taxes paid	(36.68)	(31.21)

Net cash generated from operating activities	8,139.17	9,845.06

Cash flows from investing activities
Purchases of property, plant and equipment (including intangibles)	(1,636.33)	(1,543.08)
Proceeds from sale of property, plant and equipment	12.25	6.90
Loans repaid by/(given to) related parties	142.02	(232.58)
Proceeds from redemption of short-term deposits	111.75	11.66
Purchases of short-term deposits	(280.72)	(7.47)
Proceeds from sale of short term investments	60,980.03	57,000.53
Purchases of short term investments	(64,914.33)	(56,518.16)
Interest received	464.96	343.67
Dividend received	7,105.48	1,728.51
Payment towards investment in Subsidiary	(15,551.80)	(8,284.92)
Payments made to site restoration fund	(40.04)	(62.30)
Proceeds from sale of investment in subsidiary	0.20	0.21
Foreclosure income	—	135.00

Net cash used in investing activities	(13,606.53)	(7,422.03)

194

Vedanta Limited Annual Report 2016-17

STATEMENT OF CASH FLOWS

for the year ended March 31, 2017

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Cash flows from financing activities
Proceeds on exercise of Cairn stock options	2.42	—
Proceeds from short-term borrowings	42,429.97	40,828.96
Repayment of short-term borrowings	(35,522.24)	(38,356.36)
Repayment of short-term borrowings to related parties	—	(7.52)
Proceeds from long-term borrowings	6,020.00	6,295.32
Repayment of long-term borrowings	(3,188.37)	(4,806.81)
Interest paid	(4,134.47)	(3,221.96)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(790.45)	(2,097.92)
Proceeds from release of escrow account	—	143.12

Net cash provided from/(used in) financing activities	4,816.86	(1,223.17)

Net (decrease)/increase in cash and cash equivalents	(650.50)	1,199.86
Cash and cash equivalents at the beginning of the year (Note 12)	1,652.84	452.98
Cash and cash equivalents at year end (Note 12)	1,002.34	1,652.84

Notes:

1.	The figures in bracket indicates outflows.
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS)7- Statement of Cash Flows.

See accompanying notes to the financial statements.

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP Chartered Accountants	Navin Agarwal Executive Chairman	Thomas Albanese Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

195

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2017

A.	Equity Share Capital

Equity shares of Rs.1/- each issued, subscribed and fully paid up	Number of shares (Rs. in Crore)	Amount (Rs. in Crore)
As at April 01, 2015, March 31, 2016 and March 31, 2017 *	371.75	371.75

*	includes 75.25 Crore shares which have been issued subsequent to the year end pursuant to merger as described in note 4.

B.	Other Equity

								(Rs. in Crore)
		Reserves and Surplus		Items of Other Comprehensive Income
Particulars	Capital Reserve(a)	Securities premium reserve	Retained earnings	Other Reserve (Refer below)	Equity instruments through OCI	Hedging Reserve	Foreign Currency Translation Reserve	Total other equity
Balance as at April 01, 2015	29,036.91	19,009.13	27,110.26	16,577.64	15.27	(14.65)	—	91,734.56
Loss for the year	—	—	(11,906.23)	—	—	—	—	(11,906.23)
Other comprehensive income for the year, net of tax	—	—	0.19	—	17.04	12.22	1,071.19	1,100.64
Creation of Debenture redemption reserve	—	—	(440.16)	440.16	—	—	—	—
Share based transactions (refer other reserves)	—	—	—	34.64	—	—	—	34.64
Dividends including Tax (Refer note 37)	—	—	(2,097.92)	—	—	—	—	(2,097.92)

Balance as at March 31, 2016	29,036.91	19,009.13	12,666.14	17,052.44	32.31	(2.43)	1,071.19	78,865.69

Profit for the year	—	—	11,068.70	—	—	—	—	11,068.70
Other comprehensive income for the year, net of tax	—	—	2.62	—	26.35	18.78	(131.64)	(83.89)
Transferred to financial liability pursuant to merger (Refer Note 4)	(3,010.00)	—	—	—	—	—	—	(3,010.00)
Creation of Debenture redemption reserve	—	—	(571.27)	571.27	—	—	—	—
Share based transactions (refer other reserves)	—	—	—	(53.31)	—	—	—	(53.31)
Acquisition of additional stake in erstwhile Cairn India Limited during the year	—	—	—	(20.40)	—	—	—	(20.40)
Dividends including Tax (Refer note 37)	—	—	(7,370.44)	—	—	—	—	(7,370.44)

Balance as at March 31, 2017	26,026.91	19,009.13	15,795.75	17,550.00	58.66	16.35	939.55	79,396.35

(a)	Balance as at April 01, 2015 and March 31, 2016 includes Rs. 28,906.20 Crore and as at March 31, 2017 includes Rs. 25,896.20 Crore generated pursuant to merger as described in note 4.

196

Vedanta Limited Annual Report 2016-17

Other reserves comprise of:

Particulars	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Amalgamation Reserve	General reserve	Share Based Payment Reserve	Total
Balance as at April 01, 2015	38.22	668.36	76.88	(5.53)	15,570.61	229.10	16,577.64
Transfer from retained earnings	—	440.16	—	—	—	—	440.16
Stock options cancelled during the year	—	—	—	0.27	14.90	(14.92)	0.25
Recognition of share based payment	—	—	—	—	—	34.39	34.39

Balance as at March 31, 2016	38.22	1,108.52	76.88	(5.26)	15,585.51	248.57	17,052.44

Transfer from retained earnings	—	571.27	—	—	—	—	571.27
Cancellation of stock options pursuant to merger (Refer note 38)	—	—	—	—	—	(62.51)	(62.51)
Stock options cancelled during the year	—	—	—	—	12.59	(28.27)	(15.68)
Recognition of share based payment	—	—	—	—	—	22.46	22.46
Exercise of stock options (erstwhile Cairn India Limited)	—	—	—	27.80	—	(25.38)	2.42
Acquisition of additional stake in Cairn India Limited during the year	—	—	—	(20.40)	—	—	(20.40)

Balance as at March 31, 2017	38.22	1,679.79	76.88	2.14	15,598.10	154.87	17,550.00

See accompanying notes to the financial statements.

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP Chartered Accountants	Navin Agarwal Executive Chairman	Thomas Albanese Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

197

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

1	Company overview

Vedanta Limited (formerly known as Sesa Sterlite Limited), ‘Vedanta’ or the ‘Company’ is a public limited Company domiciled in India and has its registered office at 1st Floor, ’C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400093, Maharashtra. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American depository shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majorly-owned by and is a controlled subsidiary of Vedanta Resources Plc, the London listed diversified natural resource Company.

The Company is principally engaged in the business of exploration, production and sale of aluminium, iron ore, copper, commercial power and oil and gas.

The Company’s aluminium business (Jharsuguda aluminium) principally consists of production of 2.0 mtpa alumina at Lanjigarh, Odisha, production of 0.5 mtpa aluminium at Jharsuguda, Odisha and captive power plants situated at Jharsuguda & Lanjigarh. The Company is also setting up a 1.25 mtpa aluminium smelter at Jharsuguda, 4.0 mtpa of alumina refinery at Lanjigarh and 210 MW power plant at Lanjigarh.

The Company’s iron ore business (Iron ore) consist of iron ore exploration, mining, beneficiation and exports. Vedanta has iron ore mining operations in the States of Goa and Karnataka. Vedanta is also in the business of manufacturing pig iron and metallurgical coke.

The Company’s copper business (Copper India) principally consists of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant and power plants at Tuticorin, Tamilnadu and a refinery and two copper rod plants at Silvassa in the Union Territory of Dadra and Nagar Haveli.

The Company’s power business comprise of 600 MW thermal coal based power facility in the State of Odisha.

The Company’s oil and gas business is engaged in surveying, prospecting, drilling, exploring, acquiring, developing, producing, transporting, marketing, distributing and generally dealing in minerals, oils, petroleum, gas and related by-products and other activities incidental to the same. As part of its business activities, the Company also holds interests in its subsidiary companies which have been granted rights to explore and develop oil and gas exploration blocks. The oil and gas business largely operates in the state of Gujarat, Rajasthan and Andhra Pradesh. (Refer note 4).

These are the Company’s separate financial statements.

The details of Company’s material subsidiaries, associates and joint ventures are given in note 46.

2	Basis of preparation of financial statements

(a)	Basis of preparation and Compliance with Ind AS

For all periods upto and including the year ended March 31, 2016, the Company had prepared its financial statements in accordance with Generally Accepted Accounting Principles (GAAP) in India and complied with the accounting standards (Previous GAAP) as notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent applicable, and the presentation requirements of the Companies Act, 2013.

Pursuant to the notification dated February 16, 2015, issued by the Ministry of Corporate Affairs, the Company has adopted Indian Accounting Standards notified under Section 133 read with Rule 4A of the Companies (Indian Accounting Standards) Rules, 2015, Companies (Indian Accounting Standards) (Amendment) Rules, 2016 as amended and the relevant provisions of the Companies Act, 2013 (collectively, “Ind AS”) with effect from April 1, 2016 and the Company is required to prepare its financial statements in accordance with Ind AS for the year ended March 31, 2017. These financial statements for the year ended March 31, 2017 are the first financial statements the company has prepared in accordance with Ind AS.

The transition to Ind AS was carried out in accordance with Ind AS 101 First- Time Adoption of Indian Accounting Standards with the date of transition as April 01, 2015. Refer note 55 for descriptions of the effect of the transition and reconciliations required as per Ind AS 101.

These financial statements are approved for issue by the Board of Directors on May 15, 2017.

(b)	Basis of measurement

The financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value/amortised cost (Refer note 3(i) below).

3	Significant accounting policies

The Company has applied the following accounting policies to all periods presented in the financial statements.

(a)	Functional and presentation currency

The financial statements are prepared in Indian Rupees, which is the Company’s presentation Currency and the functional currency for all its operations except for oil and gas operations which has a US Dollar functional currency. All financial information presented in Indian Rupees has been rounded to the nearest Crore with two decimal places, unless stated otherwise.

198

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(b)	Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current / non-current classification.

An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realized in, or is intended for sale or consumption in, the Company’s normal operating cycle.

•	it is held primarily for the purpose of being traded;

•	it is expected to be realized within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Company’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or

•	the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non current only.

(c)	Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes and other indirect taxes excluding excise duty.

Excise duty is a liability of the manufacturer which forms part of the cost of production, irrespective of whether the goods are sold or not. Since the recovery of excise duty flows to Company on its own account, revenue includes excise duty

Sale of goods

Revenues from sales of goods are recognised when all significant risks and rewards of ownership of the commodity sold are transferred to the customer which usually is on delivery of the commodity to the shipping agent. Revenues from sale of by-products are included in revenue.

Certain of the Company’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represents the Company’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production, recognized on a direct entitlement basis, when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Revenue from rendering of services is recognised on the basis of work performed.

Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

Dividends

Dividend income is recognised in the statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Company, and the amount of the dividend can be measured reliably.

(d)	Property, plant and equipment

(i)	Mining properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

199

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

When a decision is taken that a mining property is viable for commercial production (i.e. when the company determines that the mining property will provide sufficient and sustainable return relative to the risks and the company decided to proceed with the mine development), all further pre-production primary development expenditure other than land, buildings, plant and equipment is capitalised as part of the cost of the mining property until the mining property is capable of commercial production.

Exploration and evaluation assets are recognized as assets at their cost of acquisition, subject to meeting the commercial production criteria as above and are subject to impairment review on annual basis, or more frequently if indicators of impairment exist.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Company uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping cost are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstance, where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

(ii)	Oil and gas assets- (developing/producing assets)

For oil and gas assets a successful efforts based

accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the statements of profit and loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the statements of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

(iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Items such as spares are capitalized when they meet the definition of property, plant and equipment.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. Likewise, expenditure towards major inspections and overhauls are identified as a separate component and depreciated over the expected period till the next overhaul expenditure.

Land acquired free of cost or at below market rate from the government is recognized at fair value with corresponding credit to deferred income.

On transition to Ind AS, the Company has elected to use the fair value of certain items of plant and equipment and land on the date of transition and designate the same as deemed cost as at April 01, 2015. For the remaining assets, the Company has applied Ind AS retrospectively, from the date of their acquisition. Also Refer note 55 on First time adoption of Ind AS.

200

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Subsequent costs and disposal

Subsequent expenditure related to an item of property, plant and equipment is added to its book value only if it increases the future economic benefits from the existing asset beyond its previously assessed standard of performance/life. All other expenses on existing property, plant and equipment, including day-to- day repair and maintenance expenditure and cost of replacing parts, are charged to the statement of profit and loss for the period during which such expenses are incurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income/other expenses in statement of profit and loss

(iv)	Capital-work-in-progress

Assets in the course of construction are capitalized in capital work in progress account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs (net of income) associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

(v)	Depreciation, depletion and amortisation expense Mining properties and other assets in the course of development or construction and freehold land are not depreciated.

Mining properties

The capitalised mining properties are amortised on a unit- of-production basis over the total estimated remaining commercial reserves of each property or group of properties and are subject to impairment review.

Oil and gas assets

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of commercial reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Commercial reserves are proven and probable oil and gas reserves, which are defined as the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access commercial reserves. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively

Other assets

Depreciation on other property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management based on technical estimates) or, in the case of certain leased assets, the shorter lease term as given below. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Estimated useful life of assets are as follows:

Asset	Useful Life (In years)
Buildings (Residential, factory etc.)	30-60
Plant and equipment	15-40
Railway siding	15
Roads (grouped under buildings)	3-10
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10
Ships	25
Aircraft	20
River fleet	28

Lease hold buildings are amortised over the duration of the shorter of the useful life or lease term.

201

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(e)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life of software license of 5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease of 20 years. The amortization period and the amortization method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

(f)	Exploration and evaluation intangible assets

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment. Exploration and evaluation assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment indicators atleast annually. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipments and facilities and other costs of exploration activities:

Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defense clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

Costs of exploration drilling and equipping exploration and appraisal wells - Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost center within property, plant and equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to profit or loss.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the statement of profit and loss.

(g)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the balance sheet.

(h)	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The Company assess at each reporting date, whether there is an indication that an asset may be impaired. The Company conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

202

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

If any such indication exists then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the entity and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the company considers, as a minimum, the following indications:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the statement of profit and loss.

(i)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial Assets - Recognition

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

203

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the profit or loss. The losses arising from impairment are recognised in the profit or loss.

•	Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the interest income, impairment losses & reversals and foreign exchange gain or loss are recognised in the statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to profit or loss. Interest earned whilst holding FVOCI debt instrument is reported as interest income using the EIR method.

•	Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortized cost or

FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Company has not designated any debt instrument as at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognized in profit or loss.

•	Equity instruments

All equity investments in scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Company makes such election on an instrument-by- instrument basis. The classification is made on initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognized in OCI. There is no recycling of the amounts from OCI to the statement of profit or loss, even on sale of investment. However, the Company may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL all subsequent fair value changes are recognised in the statement of profit and loss.

(ii)	Financial Assets - derecognition

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Company applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets:

•	Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities and deposits

•	Financial assets that are debt instruments and are measured as at FVOCI

•	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 18

204

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The Company follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables.

The application of simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Company determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date

ECL is the difference between all contractual cash flows that are due to the company in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR.

ECL impairment loss allowance (or reversal) recognized during the year is recognized as income/ expense in the statement of profit or loss. The balance sheet presentation for various financial instruments is described below:

•	Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets in the balance sheet. Until the asset meets write-off criteria, the Company does not reduce impairment allowance from the gross carrying amount.

•	Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Company combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Company does not have any purchased or originated credit-impaired (POCI) financial assets, i.e., financial assets which are credit impaired on purchase/ origination.

(iv)	Financial liabilities – Recognition & Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans, borrowings and payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables and borrowings including bank overdrafts and derivative financial instruments.

The subsequent measurement of financial liabilities depends on their classification, as described below:

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognized in OCI. These gains/ loss are not subsequently transferred to profit or loss. However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit or loss. The Company has not designated any financial liability as at fair value through profit and loss.

205

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

•	Financial liabilities at amortised cost (Loans & Borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in profit or loss.

(v)	Financial liabilities - Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit and loss.

(vi)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non- derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Company does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss, unless designated as effective hedging instruments.

(vii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of any entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

(viii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(ix)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

206

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

•	Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Company’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

i.	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. Hedge accounting is discontinued when the company revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

ii.	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in profit or loss.

Amounts recognised as OCI are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs when the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised as OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(j)	Financial guarantees

Financial guarantees issued by the Company on behalf of group companies are designated as ‘Insurance Contracts’. The Company assess at the end of each reporting period whether its recognised insurance liabilities (if any) are adequate, using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognised in profit or loss.

(k)	Borrowing costs

Borrowing cost includes interest expense as per Effective Interest Rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such current investments is deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the company during the year. Capitalisation of borrowing costs is suspended and charged to profit and loss during the extended periods when the active development on the qualifying assets is interrupted.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

207

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(l)	Buyers’ Credit

The Company enters into arrangements whereby financial institutions make direct payments to suppliers for raw materials and project materials. The financial institutions are subsequently repaid by the company at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project materials). Where these arrangements are for raw materials with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit (under Trade and other payables). Where these arrangements are for project materials with a maturity up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are classified as projects buyers’ credit within borrowings in the statement of financial position.

(m)	Leases

Determining whether an arrangement contains lease At inception of an arrangement, the Company determines whether the arrangement is or contains a lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Arrangements containing a lease have been evaluated as on the date of transition i.e. April 01, 2015 in accordance with Ind-AS 101 First-time Adoption of Indian Accounting Standard. Lease arrangements including both land and building have been separately evaluated for finance or operating lease at the date of transition to Ind ASs basis the facts and circumstances existing as at that date. Also, Refer note 55 on first- time adoption of Ind AS for the related transition provisions.

At inception or on reassessment of an arrangement that contains lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Company’s incremental borrowing rate.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit and loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on the borrowing costs. Contingent rentals are recognised as expenses in the periods in which they are incurred.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the statement of profit and loss on a straight-line basis over the lease term. Unless the payments are structured to increase in line with general inflation to compensate for the lessor’s expected inflationary cost increase.

Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Company to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

(n)	Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following basis:

•	purchased copper concentrate and stores and spares relating to oil and gas business are recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

208

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

•	finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis. However finished goods of oil and condesate is determined on a quarterly weighted average basis; and

•	By-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(o)	Government Grant

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Company will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in profit or loss over the periods necessary to match them with the related costs, which they are intended to compensate

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Company receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

(p)	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all deductible temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, on carry forward of unused tax credits and unused tax loss;

•	deferred income tax is not recognised on the initial recognition (including MAT) of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized outside profit or loss is recognised outside profit or loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit available) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(q)	Retirement benefits schemes

The Company operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

209

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Remeasurements including, effects of asset ceiling and return on plan asets (excluding amounts including in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the profit or loss. For defined contribution schemes, the amount charged to the statements of profit or loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

Past service costs are recognised in profit or loss on the earlier of:

•	The date of the plan amendment or curtailment, and

•	The date that the Company recognises related restructuring costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Company recognises the following changes in the net defined benefit obligation as an expense in the consolidated statement of profit and loss:

•	Service costs comprising current service costs, past- service costs, gains and losses on curtailments and non-routine settlements; and

•	Net interest expense or income.

(r)	Share-based payments

Certain employees (including executive directors) of the company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The resultant increase in equity is recorded in share based payment reserve.

The cost of equity-settled transactions with employees is measured at fair value at the date at which they are granted. The fair value of share awards with market- related vesting conditions are determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Company’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations. Amounts recharged to subsidiaries in respect of awards granted to employees of subsidiaries are recognised as intercompany debtors until repaid.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

(s)	Provisions, contingent liabilities and contingent assets

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in profit or loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Company or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Company does not recognize a contingent liability but discloses its existence in the financial statements.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefits is probable.

(t)	Restoration, rehabilitation and environmental costs An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in statement of profit or loss.

210

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(u)	Accounting for foreign currency transactions

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in Indian Rupee (INR), which is the Company’s presentation currency and functional currency except for oil and gas operations which has a US Dollar functional currency.

Transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates that approximates the rate as at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in profit or loss except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognized in the other comprehensive income.

The statement of profit and loss of oil and gas business is translated into Indian Rupees (INR) at the exchange rate prevailing on the date of the transaction. The Balance Sheet is translated at the exchange rate as at the reporting date. Exchange difference arising on translation is recognised in other comprehensive income and would be recycled to the statement of profit and loss as and when these operations are disposed off.

The Company had applied paragraph 46A of AS 11 under previous GAAP. Ind AS 101 gives an option, which has been exercised by the Company, whereby a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long- term foreign currency monetary items recognized upto March 31, 2016 has been deferred/capitalized. Such exchange differences arising on translation/settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

From accounting periods commencing on or after April 01, 2016, exchange differences arising on translation/ settlement of long-term foreign currency monetary items, acquired post April 01, 2016, pertaining to the acquisition of a depreciable asset are charged to the statement of profit and loss.

(v)	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

(w)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above and additionally includes unpaid dividend account

(x)	Equity investment in subsidiaries, associates and joint ventures

Investments representing equity interest in subsidiaries, associates and joint ventures are carried at cost. A subsidiary is an entity that is controlled by the Company. Control is evidenced where the Company has the power over the investee or exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies.

211

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Joint Arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint Operations

The Company has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Company accounts for its share of assets, income and expenditure of joint ventures in which it holds an interest, classified in the appropriate balance sheet and statement of profit or loss headings. Liabilities in unincorporated joint ventures, where the Company is the Operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partners. Details of joint operations are set out in note 46.

(y)	Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling-of-interest method. The assets and liabilities of the acquired entity are recognised at their carrying amounts of the parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies. The components of equity of the acquired companies are added to the same components within the Company’s equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve and is presented separately from other capital reserves. The Company’s shares issued in consideration for the acquired companies are recognized from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

(z)	Critical accounting judgements and estimation uncertainty

The preparation of the financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

Significant Estimates

(i)	Oil & Gas reserves

Oil & Gas reserves are estimated on a proved and probable entitlement interest basis (Refer note 44). Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed annually. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers.

Net entitlement reserves estimates are subsequently calculated using the Company’s current oil price and cost recovery assumptions, in line with the relevant agreements.

212

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact the depreciation rates, carrying value of assets and environmental and restoration provisions.

(ii)	Carrying value of exploration and evaluation assets

The recoverability of a project is assessed under Ind AS 106. Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if there exist indicators for impairment. Change to the valuation of exploration assets is an area of judgement. Further details on the Company’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of impairment charge/reversal impact and the assumptions used are disclosed in note 34 and carrying values of exploration and evaluation assets in note 5.

(iii)	Carrying value of developing/producing oil and gas assets

Management perform impairment tests on the Company’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, resource estimates and, in certain cases, expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Discount to price	management’s best estimate based on historical prevailing discount

Extension of PSC	assumed that PSC for Rajasthan block would be extended till 2030 on the expected commercial terms

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in note 5 and 34.

(iv)	Mining properties and leases

The carrying value of mining property and leases is arrived at by depreciating the assets over the life of the mine using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and leases and environmental and restoration provisions.

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Exchange rates	management best estimate benchmarked with external sources of information

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in note 5 and 34.

(v)	Useful economic lives and impairment of other assets

Property, plant and equipment other than mining properties, oil and gas assets, and leases as disclosed in note 5 are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values. The Company also reviews its property, plant and equipment, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable. In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and changes in regulatory environment are taken into consideration.

213

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The carrying value of the assets of a cash generating unit (CGU) is compared with the recoverable amount of those assets, that is, the higher of fair value less costs of disposal and value in use. Recoverable value is based on the management estimates of commodity prices, market demand and supply, economic and regulatory climates, long-term plan, discount rates and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact the carrying value of the assets.

(vi)	Assessment of impairment at Lanjigarh Refinery During the previous year, the Company has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Approval for expansion from 4 MTPA to 6 MTPA is dependent upon certain conditions.

Accordingly, second stream operation has commenced in Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7 - 2.0 MTPA (contingent on bauxite quality). Further ramp up to 4 MTPA will be considered after tying up the local bauxite sources. The Company has considered the delay in tying up local bauxite sources as an indication of impairment. Hence, the Company has reviewed the carrying value of its property, plant and equipments at Lanjigarh as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on fair value less cost of disposal) exceeded the carrying amounts.

The key assumptions and estimates used in determining the fair value less cost of disposal of these assets were:

•	The State of Odisha has abundant bauxite resources and given the initiatives by the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The company has entered into agreements with various suppliers internationally and domestically to ensure the availability of bauxite to run its refinery. In the initial years, the Company has assumed that bauxite will be purchased from third party suppliers in India and other countries, till the bauxite is sourced from own mines.

•	The State of Odisha has taken certain measures including reservation of areas for mining operations or undertaking prospecting and constitution of Ministerial Committee for formulation of policy for supply of ores to Odisha based industries on long term basis. GOI has amended the existing Mines and Minerals Development and Regulation Act (MMDR). The major change is in the process of grant of concessions i.e. from First come First serve basis to more transparent process of auction and to expedite the grant process.
•	Management expects that the conditions for construction of the alumina refinery beyond 4 MTPA will be fulfilled and it is assumed that the final unconditional approval for the expansion of the refinery would be received for commencement of production by fiscal 2020.

The government of Odisha has cancelled all the old reservations for mine allotment and has formed a more transparent process of auction of mines under the Mines and Minerals (Development and Regulation) Act, which will improve the chances of local bauxite availability.

Management expects that the mining approvals for various local bauxite mines will be received.

The Company has carried out a sensitivity analysis on the key variables including delay in obtaining bauxite mining approval, depreciation of US dollar against Rupee, discount rate and London Metal Exchange aluminium prices. The most significant variable is the estimated timeframe for obtaining regulatory approval for the mining and/or gaining access to local bauxite. The sensitivity analysis indicates that even if regulatory approvals for mines /access to local bauxite are delayed by a year, the recoverable amount is still expected to exceed the carrying value and costs.

The carrying amounts of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets as at March 31, 2017 is Rs. 8,803.00 Crore, March 31, 2016 is Rs. 9,065.43 Crore and April 01, 2015 is Rs. 7,234.58 Crore.

(vii)	Assessment of Impairment of Karnataka and Goa iron ore mines:

Karnataka mining

The mining ban in Karnataka was lifted on 17 April 2013 and the mining operations resumed in December 2013. The mining operations were suspended since August 2014 pending environment clearances. On execution of Mining Lease Deed and final forest clearance, the operations were resumed towards the end of February 2015. Currently the permissible extraction capacity is fixed at 2.29 MTPA which is based on lowest of Reserves and Resources (R & R) capacity, dumping capacity and road capacity as assessed by Indian Council of Forestry Research and Education. Subsequently, based on reassessment of R & R and other factors, the modified mining plan has been submitted to Indian Bureau of Mines in March 2016 for enhancement of production to 6 MTPA. Management has estimated the recoverable amounts of these assets considering the increase in the extraction capacity in FY 2018.

A delay of one year in increase in the allocated capacity would result in reduction in the recoverable amount by approximately 1% and the recoverable amount would continue to be sufficiently in excess of the carrying value.

214

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The carrying value of assets as at March 31, 2017 is Rs. 123.93 Crore, March 31, 2016 is Rs. 134.20 Crore and April 01, 2015 is Rs. 141.82 Crore.

Goa mining

The Ministry of Environment and Forest revoked its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. The State Government has issued a mining policy and has lifted the ban on Iron ore mining in Goa. The Company has been allocated with an interim annual mining quantity of 6.9 million tonnes per annum (MTPA) (out of the total interim mining cap of 20 MTPA for FY 2016) of saleable ore.

The Expert Committee, constituted by the Supreme Court of India for conducting the Macro-Environmental Impact Assessment study on the ceiling of annual extraction of iron ore mining in Goa has recommended the enhancement of mining cap to 30 MTPA. This has been recommended to be further enhanced to 37 MTPA after the review of Macro Environment Impact Assessment and augmenting the carrying capacity. The report is pending for consideration of Supreme Court. Post the Supreme Court clearance, the State Government will allocate the limits. It has been assumed that the allocation will be made based on the proportionate share of the current EC limits.

The mining operations resumed in October, 2015. Management has estimated the recoverable amounts of these assets considering the mining cap of 30 MTPA in FY 2018 and 37 MTPA from FY 2019 and onwards.

A delay of one year in increase in the mining cap to 30 MTPA and 37 MTPA would result in a reduction in the recoverable amount by approximately 4% and the recoverable amount would continue to be sufficiently in excess of the carrying value. The carrying value of assets as at March 31, 2017 is Rs. 1,140.34 Crore, March 31, 2016 is Rs. 1,298.69 Crore and April 01, 2015 is Rs. 1,439.85 Crore.

Management has reviewed the carrying value of Karnataka and Goa mining assets as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment as the recoverable amount (estimated based on fair value less costs of disposal) exceeded the carrying amounts.

The Company has also carried out a sensitivity analysis on key variables including delay in increase in the mining cap, movement in iron ore prices, discount rate and appreciation of rupee against US dollar. Based on the sensitivity analysis, the recoverable amount is still expected to exceed the carrying value.

(viii)	Site restoration, rehabilitation and environmental costs:

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Company’s obligations at that time.

The provision for decommissioning oil and gas assets is based on the current estimates of the costs for removing and decommissioning production facilities, the forecast timing of settlement of decommissioning liabilities and the appropriate discount rate.

A corresponding provision is created on the liability side. The capitalised asset is charged to profit or loss over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology. Details of such provisions are set out in note 21 and 27.

Significant Judgement

i)	Contingencies and commitments

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Company. A tax provision is recognised when the Company has a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of a legal or tax cases as probable, possible or remote there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to inform their decision.

215

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Although there can be no assurance regarding the final outcome of the legal proceedings, the Company does not expect them to have a materially adverse impact on the Company’s financial position or profitability. The liabilities which are assessed as possible and hence are not recognised in these financial statements are disclosed in note 51.

(aa)	Standards issued but not yet effective:

The Guidance note and amendment to standards issued, but not yet effective up to the date of issuance of the Company’s Financial Statements are disclosed below. The Company intends to adopt these when it becomes effective.

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, ‘Statement of cash flows’ and Ind AS 102, ‘Share-based payment. The amendments are applicable to the Company from April 1, 2017.

Amendment to Ind AS 7

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The Company is evaluating the requirements of the amendment and has not yet determined the impact on the financial statements.

Amendment to Ind AS 102

The amendment to Ind AS 102 provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash- settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The company is evaluating the requirements of these standards and amendment, and has not yet determined the impact on the financial statements.

Guidance Note on Oil & Gas Accounting

The Institute of Chartered Accountants of India (“ICAI”), on December 6, 2016 issued the revised Guidance Note on accounting for Oil and Gas producing activities (“Guidance Note”). The Guidance Note has been formulated in accordance with the accounting principles laid down under Ind AS and is applicable from accounting periods commencing on or after April 01, 2017, however earlier application is encouraged. The Guidance Note specifies Proved and Developed reserves to be used for calculating depletion while the Company has been using 2P (Proved and Probable) reserves. Since the change is applicable prospectively, the depletion charge under Ind AS effective April 1, 2017, will be calculated basis Proved and Developed Reserves, and is not expecting a material impact on account of same.

4	Merger of Cairn India Limited with the Company

(i)	Vedanta Limited and Cairn India Limited (‘Cairn’), had initially announced a scheme of merger between the two companies on June 14, 2015, terms whereof were amended on July 22, 2016 (“Scheme”). As per the terms of the Scheme, Cairn was to merge into Vedanta Limited and upon the merger becoming effective:

Non-controlling shareholders of Cairn were to receive one equity share in Vedanta Limited of face value Rs. 1 each and four 7.5% Redeemable Preference Shares (redeemable after 18 months from issuance) in Vedanta Limited with a face value of Rs. 10 each for each equity share held in Cairn.

No shares were to be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn.

The employees of Cairn who were holding stock options in Cairn were to be compensated either in cash or through issuance of stock options of Vedanta Limited.

The authorised share capital of Cairn aggregating to Rs. 2,250.00 Crore was to be assumed by the Company, resulting in an increase in its authorised share capital from Rs. 5,162.01 Crore (divided into 5,127.01 Crore equity shares of Rs. 1 each and 3.50 Crore preference shares of Rs. 10 each) to Rs. 7,412.01 Crore (divided into 4,402.01 Crore equity shares of Rs. 1 each and 301.00 Crore preference shares of Rs. 10 each).

216

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

All substantive approvals for effecting the merger of Cairn with Vedanta Limited were received by March 27, 2017 and therefore the same has been accounted for in the current financial year ending March 31, 2017. The Board of Directors of both the companies made the merger operative on April 11, 2017, whereafter Cairn India Limited ceased to exist.

(ii)	Since the amalgamating entity, Cairn, was a subsidiary of the Company and both have in turn been controlled by a common parent Vedanta Resources Plc, the transaction has been accounted for in accordance with the Appendix C to Ind AS 103 “Common Control Business Combination”, which requires retroactive accounting of the merger from the date common control was established. Accordingly, financial information as on April 1, 2015, being the earliest period presented in the annual standalone financial statements of the Company, and all periods thereafter, have been restated to give effect of the merger.

(iii)	The accounting effects arising out of merger are explained below:

a)	Equity shares aggregating to Rs. 75.25 Crore required to be issued to the non-controlling shareholders of Cairn, has been accounted for as an item of equity on April 1, 2015, as equity shares proposed to be issued.

b)	Upon the merger being substantively completed in March 2017, the liability towards issuance of preference shares of Rs. 3,010.00 Crore has been accounted for as a financial liability.

c)	The carrying value of the assets, liabilities and reserves of Cairn as appearing in the consolidated financial statements of the Company have been recognised in the standalone financial statements of the Company. The said values relating to Cairn in the consolidated financial statements of the Company prior to the merger, were computed by restating past business combinations as permitted by Ind-AS 101.

d)	Sesa Resources Limited (‘SRL’), a wholly owned subsidiary of the Company, held investments in Cairn having a fair value of Rs. 955.82 Crore, which have been cancelled without any consideration. Accordingly, the said fair value, has been reduced from the carrying value of investments in SRL with a corresponding reduction in the value of Reserves and Surplus. As per the provisions of the Scheme necessary adjustment in the Reserves and Surplus has been carried through the Securities premium account.

e)	Twinstar Mauritius Holdings Limited (‘TMHL’), an indirect wholly owned subsidiary, also held investments in Cairn and had corresponding liabilities which it had incurred to fund the purchase of investments in Cairn. As per the terms of the Scheme, the investments held by TMHL have been cancelled and accordingly, its liabilities have been reflected in the financial statements of the Company.

The net effects of Rs. 28,906.20 Crore arising out of the above adjustments have been recognised as a capital reserve on December 8, 2011, being the date of initial common control.

(iv)	All changes to the liabilities (as mentioned in point ‘(iii) e’ above) arising on account of interest and exchange differences post December 8, 2011, of Rs. 11,310.61 Crore, have been recognised directly in retained earnings as of April 1, 2015 and net charge of Rs. 4,480.10 Crore and Rs. 623.06 Crore in the statement of profit and loss as an “Exceptional item” for the financial year ended March 31, 2016 and March 31, 2017 respectively.

(v)	All the direct subsidiaries of Cairn India Limited, viz., Cairn India Holdings Limited and CIG Mauritius Holding Private Limited have become the direct subsidiaries of the Company.

(vi)	Further, some of the wholly owned subsidiaries of the Company had advanced monies to TMHL, either directly or through some other wholly owned subsidiaries. Pursuant to the merger being effective, the amounts recoverable from TMHL have been impaired by the said subsidiaries as TMHL’s investments in Cairn has been cancelled. This has had the effect of discharging the obligation reflected in the financial statements of the Company (refer ‘(iii)e’ above) with a corresponding reduction in the value of the Company’s investments in its direct subsidiaries. The net excess of liability being discharged over the carrying value of such investments of Rs. 1,993.00 Crore has been recognised as an exceptional gain in the statement of profit and loss.

217

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

5	Property, plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

													(Rs. in Crore)
	Gross block					Accumulated depreciation, depletion, amortisation and impairment						Net block
Particulars	As at April 01, 2016	Additions	Disposal/ Adjustments	Foreign exchange difference	As at March 31, 2017	As at April 01, 2016	Charge for the year	Disposal/ Adjustments	Impairment charge for the year*	Foreign exchange difference	As at March 31, 2017	As at March 31, 2017	As at April 01, 2016
Property, plant and equipment
Freehold land	1,069.49	36.75	0.69	6.65	1,112.20	60.76	22.86	—	—	(2.11)	81.51	1,030.69	1,008.73
Buildings	6,620.02	110.83	4.52	(24.87)	6,701.46	1,656.31	284.83	3.66	—	(23.22)	1,914.26	4,787.20	4,963.71
Plant and equipment	30,279.86	4,926.19	49.71	(103.14)	35,053.20	5,339.09	1,722.36	43.50	—	(120.67)	6,897.28	28,155.92	24,940.77
Mining property	18.49	7.58	—	—	26.07	14.97	0.07	—	—	—	15.04	11.03	3.52
Cost of oil & gas producing facilities	25,591.04	402.39	158.15	(540.76)	25,294.52	23,780.60	833.99	—	114.11	(567.22)	24,161.48	1,133.04	1,810.44
Aircraft	2.12	—	—	—	2.12	0.97	0.11	—	—	—	1.08	1.04	1.15
River fleet	174.99	0.25	0.06	—	175.18	39.63	6.02	0.06	—	—	45.59	129.59	135.36
Ship	307.58	1.01	—	—	308.59	156.63	12.09	—	—	—	168.72	139.87	150.95
Furniture and fixtures	164.92	2.51	1.72	(2.33)	163.38	71.02	15.00	1.72	—	(2.06)	82.24	81.14	93.90
Vehicles	48.54	5.84	4.25	(0.07)	50.06	24.97	4.86	2.62	—	(0.03)	27.18	22.88	23.57
Office equipment	340.42	6.86	3.87	(5.64)	337.77	250.14	42.73	2.20	—	(5.57)	285.10	52.67	90.28
Railway siding	602.50	63.73	—	—	666.23	127.56	41.71	(0.26)	—	—	169.53	496.70	474.94

Total	65,219.97	5,563.94	222.97	(670.16)	69,890.78	31,522.65	2,986.63	53.50	114.11	(720.88)	33,849.01	36,041.77	33,697.32

Intangible assets
Computer software	203.20	24.82	—	(5.65)	222.37	185.92	13.76	(0.14)	—	(5.65)	194.17	28.20	17.28
Mining rights	226.65	0.87	—	—	227.52	88.27	11.75	—	—	—	100.02	127.50	138.38

Total	429.85	25.69	—	(5.65)	449.89	274.19	25.51	(0.14)	—	(5.65)	294.19	155.70	155.66

* Refer note 34
													(Rs. in Crore)
	Gross block					Accumulated depreciation, depletion, amortisation and impairment						Net block
Particulars	As at April 01, 2015	Additions	Deductions/ adjustments	Foreign exchange difference	As at March 31, 2016	As at April 01, 2015	Charge for the year	Deductions/ adjustments	Impairment charge for the year*	Foreign exchange difference	As at March 31, 2016	As at March 31, 2016	As at April 01, 2015
Property, plant and equipment
Freehold land	1,048.20	17.40	—	3.89	1,069.49	52.70	4.87	—	—	3.19	60.76	1,008.73	995.50
Buildings	4,626.77	1,931.74	0.02	61.53	6,620.02	1,341.38	270.04	—	—	44.89	1,656.31	4,963.71	3,285.39
Plant and equipment	27,179.81	2,767.90	2.18	334.33	30,279.86	3,379.14	1,754.73	0.89	—	206.11	5,339.09	24,940.77	23,800.67
Mining property	17.28	1.21	—	—	18.49	14.90	0.07	—	—	—	14.97	3.52	2.38
Cost of oil & gas producing facilities	23,034.78	1,067.34	—	1,488.92	25,591.04	17,050.03	2,123.77	—	3,515.78	1,091.02	23,780.60	1,810.44	5,984.75
Aircraft	2.12	—	—	—	2.12	0.86	0.11	—	—	—	0.97	1.15	1.26
River fleet	170.79	6.27	2.07	—	174.99	34.85	5.99	1.21	—	—	39.63	135.36	135.94
Ship	290.81	17.01	0.24	—	307.58	145.38	11.49	0.24	—	—	156.63	150.95	145.43
Furniture and fixtures	210.92	1.71	39.39	(8.32)	164.92	81.58	30.46	28.78	—	(12.24)	71.02	93.90	129.34
Vehicles	47.56	6.54	5.73	0.17	48.54	22.33	5.11	2.60	—	0.13	24.97	23.57	25.23
Office equipment	336.11	—	5.65	9.96	340.42	197.57	51.20	4.93	—	6.30	250.14	90.28	138.54
Railway siding	552.13	50.37	—	—	602.50	89.19	38.37	—	—	—	127.56	474.94	462.94

Total	57,517.28	5,867.49	55.28	1,890.48	65,219.97	22,409.91	4,296.21	38.65	3,515.78	1,339.40	31,522.65	33,697.32	35,107.37

Intangible assets
Computer software	183.92	12.13	4.98	12.13	203.20	154.79	24.71	4.98	—	11.40	185.92	17.28	29.13
Mining rights	209.59	17.06	—	—	226.65	77.09	11.18	—	—	—	88.27	138.38	132.50

Total	393.51	29.19	4.98	12.13	429.85	231.88	35.89	4.98	—	11.40	274.19	155.66	161.63

* Refer note 34

218

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

5.	Property, plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development (Contd.)

				(Rs. in Crore)
Particulars		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
iii)	Capital wok-in-progress	12,215.15	16,410.40	21,214.35

			(Rs. in Crore)
Particulars		As at March 31, 2017	As at March 31, 2016
iv)	Exploration intangible assets under development:
	Opening balance	4,747.14	16,259.99
	Additions for the year	88.41	257.95
	Transferred to capital work-in-progress	(25.02)	—
	Exploration costs written off (refer note-33)	(29.34)	(12.63)
	Impairment reversal/(charge) (refer note-34)	365.50	(12,591.81)
	Foreign exchange difference	(119.02)	833.64
	Closing balance	5,027.67	4,747.14

Notes:

a)	Additions to mining property includes deferred stripping cost of Rs. 4.13 Crore (March 31, 2016 Nil

b)	Capital work-in-progress is net of impairment of Rs. 539.90 Crore (March 31, 2016 Rs. 339.20 Crore, April 01, 2015 Rs. 213.84 Crore). (Refer note-34)

c)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”.

d)	In accordance with the exemption given under Ind AS 101, which has been exercised by the Company, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period i.e. April 01, 2016.(Refer note 55- First time adoption of Ind AS)

Accordingly, foreign currency exchange differences arising on translation/settlement of long-term foreign currency monetary items acquired before April 01, 2016 pertaining to the acquisition of a depreciable asset amounting to Rs. 4.16 Crore loss (March 31, 2016 Rs. 33.02 Crore loss) are adjusted to the cost of respective item of property, plant and equipment which is included in foriegn exchange difference above.

Capital work-in-progress is net of foreign currency exchange differences of Rs. 27.12 Crore gain adjusted during the year (March 31, 2016 Rs. 114.44 Crore loss).

e)	Gross block of property, plant and equipment includes Rs. 31,966.62 Crore (March 31, 2016 Rs. 31,939.92 Crore, April 01, 2015 Rs. 28,633.24 Crore) representing Company’s share of assets co-owned with the joint venture partners. Accumulated depreciation and impairment on these assets is Rs. 29,790.01 Crore (March 31, 2016 Rs. 28,763.54 Crore, April 01, 2015 Rs. 20,872.23 Crore) and net book value is Rs. 2,176.61 Crore (March 31, 2016 Rs. 3,176.38 Crore, April 01, 2015 Rs. 7,761.01 Crore).

Capital work-in-progress includes Rs. 1,001.18 Crore (March 31, 2016 Rs. 1,781.81 Crore, April 01, 2015 Rs. 2,687.81) representing Company’s share of assets co- owned with the joint venture partners.

Exploration intangible assets under development represents Company’s share of assets co-owned with the joint venture partners.

219

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

f)	Reconciliation of depletion, depreciation and amortisation expense:

		(Rs. in Crore)
Particulars	For the year ended March 31, 2017	For the year ended March 31, 2016
Depreciation/Depletion/Amortisation expense on:
Property, Plant and equipment	2,986.63	4,296.21
Intangible assets	25.51	35.89
As per Property, Plant and Equipment schedule	3,012.14	4,332.10
Less: Cost allocated to joint venture	(25.85)	(44.97)
As per Statement of Profit and Loss	2,986.29	4,287.13

g)	Items capitalised during the year on assets under construction*

				(Rs. in Crore)
Particulars			For the year ended March 31, 2017	For the year ended March 31, 2016
(i)	Cost of materials consumed		962.52	453.64
(ii)	Power and fuel charges		613.16	298.95
(iii)	Repairs others		0.95	2.72
(iv)	Consumption of stores and spare parts		52.42	5.52
(v)	Rent, rates and taxes		0.13	1.47
(vi)	Employee benefits expense		14.20	36.64
(vii)	Miscellaneous expenses		5.21	40.55
(viii)	Borrowing cost (Refer note 32)		555.87	25.21
(ix)	Insurance		0.57	6.64
(x)	Conveyance and travelling expenses		0.09	0.48
(xi)	Net (gain)/loss on foreign currency transactions and translation		(27.12)	114.44

Total expenditure		(a)	2,178.00	986.26

(xii)	Revenue during trial run		1,119.29	571.51
(xiii)	Interest and Other income		0.06	8.46

Total income		(b)	1,119.35	579.97

Net amount capitalised		(a)-(b)	1,058.65	406.29

*	The amounts disclosed in the statement of profit and loss are net of the above amounts

h)	Freehold Land includes Rs. 110.61 Crore (March 31, 2016 Rs. 68.52 Crore, April 01, 2015 Rs. 64.66 Crore), accumulated amortisation of Rs. 81.51 Crore (March 31, 2016 Rs. 60.76 Crore and April 01, 2015 Rs. 52.70 Crore), which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks.

220

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

6	Financial assets- non current: Investments

		As at March 31, 2017			As at March 31, 2016		As at April 01, 2015
Particulars		No.		Amount (Rs. in Crore)	No.	Amount (Rs. in Crore)	No.	Amount (Rs. in Crore)
(a)	Investment in equity shares - at cost
	Subsidiary companies
	Quoted
	- Hindustan Zinc Limited, of Rs.2/-each [a]	2,743,154,310		44,397.95	2,743,154,310	44,397.95	2,743,154,310	44,397.95
	Unquoted
	- Bharat Aluminium Company Limited, of Rs.10/- each [b]	112,518,495		553.18	112,518,495	553.18	112,518,495	553.18
	- Monte Cello BV, Netherlands, of Euro 453.78 each	40	204.23		40	204.23	40	204.23
	Less: Reduction pursuant to merger (Refer note 4)		(204.23)	0.00
	- Sterlite (USA) Inc., of $.01 per share (Rs. 42.77 at each year end)	100		0.00	100	0.00	100	0.00
	- Cairn India Holdings Limited (CIHL) of 1 GBP each, fully paid up (Refer note 4)	420,800,000	28,872.84		420,800,000	28,872.84	420,800,000	28,872.84
	Less: Reduction pursuant to merger (Refer note 4)		(8,304.51)	20,568.33
	- CIG Mauritius Holdings Private Limited (CMHPL) (Refer note 4) [c]	—		—	—	—	192,500,000	2,837.48
	- Vizag General Cargo Berth Private Limited, of Rs. 10 each	32,107,000		32.11	32,107,000	32.11	32,107,000	32.11
	- Paradip Multi Cargo Berth Private Limited, of Rs. 10 each	10,000		0.01	7,400	0.01	7,400	0.01
	- Sterlite Ports Limited of Rs. 2 each, (including 6 shares of Rs. 2 each held jointly with nominees)	250,000		0.05	250,000	0.05	250,000	0.05
	- Talwandi Sabo Power Limited, of Rs. 10 each	3,206,609,692		3,206.61	3,206,609,692	3,206.61	3,206,609,692	3,206.61
	- Sesa Resources Limited, of Rs. 10 each (Refer note 4)	1,250,000		757.42	1,250,000	757.42	1,250,000	757.42
	- Bloom Fountain Limited, of USD 1 each [d]	2,201,000,001	14,734.00		1,000,001	4.43	1,000,001	4.43
	Less: Reduction pursuant to merger (Refer note 4)		(14,319.62)	414.38
	- Malco Energy Limited (formerly Vedanta Aluminium Limited), of Rs. 2 each (including 6 shares of Rs. 2 each held jointly with nominees)	23,366,406	116.12		23,366,406	116.11	23,366,406	116.11
	Less: Reduction pursuant to merger (Refer note 4)		(22.72)	93.40
	- THL Zinc Ventures Limited of USD 100 each	100,001	45.52		100,001	45.52	100,001	45.52
	Less: Reduction pursuant to merger (Refer note 4)		(45.52)	0.00
	- THL Zinc Holdings B.V. of EURO 1 each	3,738,000	23.33		3,738,000	23.33	3,738,000	23.33
	Less: Reduction pursuant to merger (Refer note 4)	—	(23.33)	0.00
	- Sterlite Infraventure Limited, of Rs. 2 each (including 6 shares of Rs. 2 each held jointly with nominees) partly paid up (Rs.0.01 approx. paid up) [f]			—	112,500,000	0.13	112,500,000	0.13
	Associate companies - unquoted
	- Gaurav Overseas Private Limited, of Rs. 10 each	210,000		0.21	210,000	0.21	105,000	0.11
	Joint venture - unquoted
	- Rampia Coal Mines and Energy Private Limited, of Rs. 1 each	24,348,016		2.43	24,348,016	2.43	24,348,016	2.43
	Investment in equity shares at fair value through other comprehensive income
	Quoted
	- Sterlite Technologies Limited, of Rs. 2 each (Including 60 shares held jointly with nominees)	4,764,295		59.94	4,764,295	43.16	4,764,295	26.12
	Unquoted
	- Sterlite Power Transmission Limited, of Rs. 2 each (Including 12 shares held jointly with nominees) [g]	952,859		9.57	—	—	—	—
	- Goa Shipyard Limited of Rs. 10 each	62,707		0.03	62,707	0.03	62,707	0.03
(b)	Investment in preference shares of subsidiary companies - at cost
	Subsidiary companies – Unquoted
	- Bloom Fountain Limited, 0.25% Optional Convertible
	Redeemable Preference shares of USD 1 each	1,859,900		906.84	1,859,900	906.84	1,859,900	906.84
	- Bloom Fountain Limited, 0.25% Optional Convertible
	Redeemable Preference shares of USD 100 each	360,500		215.07	360,500	215.07	360,500	215.07

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDLONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

6	Financial assets- non current: Investments (Contd.)

		As at March 31, 2017			As at March 31, 2016		As at April 01, 2015
	Particulars	No.		Amount (Rs. in Crore)	No.	Amount (Rs. in Crore)	No.	Amount (Rs. in Crore)
	- THL Zinc Ventures Limited, 0.25% Optionally Convertible Redeemable Preference shares of USD 1 each	7,000,000	3,186.63		7,000,000	3,186.63	7,000,000	3,186.63
	Less: Reduction pursuant to merger (Refer note 4)		(3,186.63)	0.00
	- THL Zinc Holdings BV, 0.25% Optionally Convertible Redeemable Preference shares of EURO 1 each	5,500,000	2,494.86		5,500,000	2,494.86	5,500,000	2,494.86
	Less: Reduction pursuant to merger (Refer note 4)		(2,494.86)	0.00
(c)	Investment in Government or Trust securities at cost
	- 7 Years National Savings Certificates (March 31, 2017: Rs. 33,450 March 31, 2016: Rs. 35,450, April 01, 2015: Rs. 35,450) (Deposit with Sales Tax Authority)	—		0.00	—	0.00	—	0.00
	- UTI Master gain of Rs. 10 each (March 31, 2017: Rs. 4,272, March 31, 2016: Rs. 4,272, April 01, 2015: Rs. 4,272)	100		0.00	100	0.00	100	0.00
	- Vedanta Limited ESOS Trust (March 31, 2017: Rs. 5,000, March 31, 2016:Nil, April 01, 2015: Nil)	—		0.00	—	—	—	—
(d)	Investments in debentures of subsidiary companies at cost
	- Vizag General Cargo Berth Private Limited, 0.1% compulsorily convertible debentures of Rs. 1,000 each	1,500,000		149.36	1,500,000	149.48	1,500,000	149.62
	- MALCO Energy Limited, compulsorily convertible debentures of Rs. 1,000 each [e]	60,963,355	6,118.26		60,112,300	6,011.23	—	—
	Less: Reduction pursuant to merger (Refer note 4)		(6,118.26)	0.00
(e)	Investments in Co-operative societies at fair value through profit and loss
	- Sesa Ghor Premises Holders Maintenance Society Limited, of Rs. 200 each (March 31, 2017: Rs. 4,000, March 31, 2016: Rs. 4,000, April 01, 2015: Rs. 4,000)	40		0.00	40	0.00	40	0.00
	- Sesa Goa Sirsaim Employees Consumers Co Operative Society Limited, of Rs. 10 each (March 31, 2017: Rs. 2,000 March 31, 2016: Rs. 2,000 April 01, 2015: Rs. 2,000)	200		0.00	200	0.00	200	0.00
	- Sesa Goa Sanquelim Employees Consumers Co- operative Society Limited, of Rs. 10 each (March 31, 2017: Rs. 2,300 March 31, 2016: Rs. 2,300 April 01, 2015: Rs. 2,300)	230		0.00	230	0.00	230	0.00
	- Sesa Goa Sonshi Employees Consumers Co- operative Society Limited, of Rs. 10 each (March 31, 2017: Rs. 4,680 March 31, 2016: Rs. 4,680 April 01, 2015: Rs. 4,680)	468		0.00	468	0.00	468	0.00
	Sesa Goa Codli Employees Consumers Co- operative Society Limited, of Rs. 10 each (March 31, 2017: Rs. 4,500, March 31, 2016: Rs. 4,500 April 01, 2015: Rs. 4,500)	450		0.00	450	0.00	450	0.00
	- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of Rs. 10 each (March 31, 2017: Rs. 5,000 March 31, 2016: Rs. 5,000, April 01, 2015: Rs. 5,000)	500		0.00	500	0.00	500	0.00
	- The Mapusa Urban Cooperative Bank Limited, of Rs. 25 each (March 31, 2017: Rs. 1,000, March 31, 2016: Rs. 1,000, April 01, 2015: Rs. 1,000)	40		0.00	40	0.00	40	0.00
	Less: Provision for diminution in value of investments in:
	Cairn India Holdings Limited (CIHL)			(3,411.43)		(3,724.85)		—
	Bloom Fountain Limited			(1,536.29)		(1,126.34)		—
	Rampia Coal Mines and Energy Private Limited			(2.43)		(2.43)		(2.43)
	CIG Mauritius Holdings Private Limited (CMHPL)			—		—		(2,837.46)
	Total			66,416.74		86,370.24		85,193.22
	Aggregate amount of quoted investments			44,457.89		44,441.11		44,424.07
	Market value of quoted investments			79,295.97		50,380.05		44,424.07
	Aggregate amount of unquoted investments			21,958.85		41,929.13		40,769.15
	Aggregate amount of impairment in the value of investments			(4,950.15)		(4,853.62)		(2,839.89)

222

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

a.	Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provided the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for July 15, 2017. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for disinvestment and the Government is looking to divest through the auction route.

b.	Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tagalong” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on July 10, 2017. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for Rs. 15,492.00 Crore and Rs. 1,782.00 Crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non- response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

c.	The Company’s investment in CMHPL was for funding the operations of an oil and gas block in Srilanka, held by CMHPL’s step down subsidiary, Cairn Lanka Private Limited. Given the level of gas prices and fiscal terms, the development of hydrocarbons in the said block was not commercially viable. Therefore, the value of the investment had been considered as permanently diminished in the earlier years. The said subsidiary has been transferred to Cairn Energy Hydrocarbons Limited during the year ended March 31, 2016.

d.	During the current year, the Company made an investment of Rs. 14,729.58 Crore in 220 Crore equity shares of USD 1 each of its subsidiary Bloom Fountain Limited.

e.	During the year ended March 31, 2016, the Company had subscribed to Compulsorily Convertible Debentures (CCDs) of Rs. 100 each at a premium of Rs. 900 each carrying coupon of 2% per annum issued by its wholly owned subsidiary Malco Energy Limited (‘MALCO’). CCDs shall be compulsorily convertible into equity shares not later than 10 years from the date of issue of such CCDs or at such other dates as may be mutually agreed between the parties at the fair value prevailing at the date of conversion. During the current year, the coupon rate of these CCD’s have been changed to 0% and the conversion ratio also has been fixed at the fair value as on March 31, 2016.

f.	During the year, the Company disposed of its investment in its subsidiary “Sterlite Infraventures Limited” and incurred a loss of Rs. 2.66 Crore on the same, which has been recognised as an expense under Other Expenses.

g.	During the year pursuant to demerger of “Sterlite Technologies Limited” into “Sterlite Technologies Limited” and “Sterlite Power Transmission Limited”, 9,52,859 shares of “Sterlite Power Transmission Limited” have been alloted to the Company.

223

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

7	Non-current financial assets - Others

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Bank Deposits	282.99	234.91	172.68
Security Deposits (Unsecured considered good)	104.97	84.06	113.77

Total	387.96	318.97	286.45

(i)	Bank deposits earns interest at fixed rate based on respective deposit rate.

(ii)	Bank deposits includes site restoration fund amounting to Rs. 275.23 Crore (March 31, 2016: Rs. 234.91 Crore and April 01, 2015: Rs. 172.68 Crore)

8	Other non-current assets

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Unsecured considered good
Capital advances	714.25	679.77	757.98
Leasehold land prepayments (a)	178.57	179.89	181.67
Prepaid Expenses	5.26	3.72	5.37
Claims and other receivables	649.40	506.37	235.94
Balance with central excise and government authorities (b) (c)	315.55	226.89	135.00

Total	1,863.03	1,596.64	1,315.96

(a)	Represents prepayments in respect of land taken under operating leases, being amortised equally over the period of the lease.
(b)	Includes Rs. 30.00 Crore (March 31, 2016: Rs. 30.00 Crore and April 01, 2015: Rs. 30.00 Crore), being Company’s share of gross amount of Rs. 85.85 Crore paid under protest on account of Education Cess and Secondary Higher Education Cess for the year ended 2013-14.
(c)	Includes Rs. 45.85 Crore (March 31, 2016: Nil and April 01, 2015: Nil), being Company’s share of gross amount of Rs. 130.99 Crore, of excess oil cess paid under OIDA Act.

9	Inventories

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Raw Materials	1,169.45	1,448.13	1,434.97
Goods-in transit	1,483.46	1,327.86	1,331.70
Work-in-progress (Refer note 30)	1,763.78	1,457.11	1,766.19
Finished goods (Refer note 30)	402.70	297.53	250.82
Fuel Stock	249.02	203.29	258.24
Goods-in transit	63.41	79.45	164.41
Stores and Spares	368.17	405.01	389.09
Goods-in transit	40.38	10.28	1.75

Total	5,540.37	5,228.66	5,597.17

(i)	For method of valuation of inventories, refer note 3(n).

(ii)	Inventories with a carrying amount of Rs. 5,124.94 Crore (March 31, 2016 : Rs. 4,756.27 Crore and April 01, 2015: Rs. 5,047.51 Crore) have been pledged as security against certain bank borrowings of the Company (Refer note 19).

(iii)	Inventory held at net realizable value amounted to Rs. 1.72 Crore (March 31, 2016 : Rs. 48.75 Crore and April 01, 2015: Rs. 67.25 Crore).

224

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

10	Current financial assets - Investments

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Investments carried at fair value through profit and loss
Investment in mutual funds- quoted	3,749.97	4,228.36	5,112.82
Investment in mutual funds- unquoted	12,042.05	6,469.39	5,592.87
Certificate of deposit -unquoted	—	—	98.45
Investment in bonds - quoted	3,627.59	3,735.20	3,321.88
Commercial Paper - quoted	248.84	244.04	—

Total	19,668.45	14,676.99	14,126.02

Aggregate amount of quoted investments	7,626.40	8,207.60	8,434.70
Market value of quoted investments	7,626.40	8,207.60	8,434.70
Aggregate amount of unquoted investments	12,042.05	6,469.39	5,691.32

11	Trade receivables

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Unsecured
- Considered good	2,080.20	1,926.53	2,428.25
- Considered doubtful	538.89	567.68	567.68
Less: Provision for doubtful trade receivables	(538.89)	(567.68)	(567.68)

Total	2,080.20	1,926.53	2,428.25

Classified as:
Non-current trade receivables	551.00	—	—
Current trade receivables	1,529.20	1,926.53	2,428.25

Total	2,080.20	1,926.53	2,428.25

(i)	The interest free credit period given to customers is upto 90 days. Also refer note 50.
(ii)	Trade receivables with a carrying value of Rs. 1,917.20 Crore (March 31, 2016 : Rs. 1,321.08 Crore and April 01, 2015: Rs. 744.37 Crore) have been given as collateral towards borrowings (Refer note 19).
(iii)	For amounts due and terms and conditions relating to related party receivables see note 53.

12	Current financial assets - Cash and cash equivalents

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Balances with banks in current accounts	493.59	339.91	198.52
Deposits with original maturity of less than 3 months (including interest accrued thereon)	143.89	977.71	22.90
Cash on hand	0.04	0.07	0.08

Total	637.52	1,317.69	221.50

For the purpose of statement of cash flows, cash and cash equivalents comprises the following:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Cash and cash equivalents as above	637.52	1,317.69	221.50
Earmarked unpaid dividend accounts (Refer Note 13)	364.82	335.15	231.48

Total	1,002.34	1,652.84	452.98

225

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

13	Current financial assets - Other bank balances

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Bank deposits with original maturity for more than 12 months (including interest accrued thereon) [a]	1.11	41.78	7.82
Bank deposits with original maturity for more than 3 months but not more than 12 months (including interest accrued thereon) [b]	410.46	196.27	236.10
Earmarked unpaid dividend accounts [d]	364.82	335.15	231.48
Earmarked escrow account [c]	—	—	143.12

Total	776.39	573.20	618.52

Bank deposits earns interest at fixed rate based on respective deposit rate.

a.	Includes Rs. 0.91 Crore (March 31, 2016 : Rs. 3.72 Crore and April 01, 2015: Rs. 7.46 Crore) on lien with banks and margin money Nil (March 31, 2016 : Rs. 37.69 Crore and April 01, 2015: Nil)
b.	Includes Rs. 306.38 Crore (March 31, 2016 : Rs. 187.00 Crore and April 01, 2015: Rs. 187.00 Crore) on lien with banks and margin money Rs. 40.02 Crore (March 31, 2016 : Nil and April 01, 2015: Rs. 38.13 Crore)
c.	Include a sum of Nil (March 31, 2016: Nil and April 01, 2015: Rs. 143.12 Crore) deposited in an escrow account for the buyback of its own shares by erstwhile Cairn India Limited.
d.	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed or unpaid dividend.

14	Current financial assets - Loans

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Unsecured, considered good
Loans and advances to related parties (Refer note 53)	252.94	397.42	164.89
Loan to employees	1.91	0.51	0.61
Security deposits refundable	31.03	—	—

Total	285.88	397.93	165.50

15	Current financial assets- Others

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Unsecured considered good
Advances other than capital advances
Advance to related prarties (Refer note 53)	158.85	149.84	184.63
Security deposits	7.75	50.13	53.01
Derivative instruments (Refer note 50)	7.47	111.77	77.69
Unsecured, considered good
Others
Unbilled revenue	136.04	126.17	126.17
Dividend receivable	7,543.67	6,583.57	—
Claims and other receivables	40.82	10.70	105.87
Advance recoverable (Oil and gas business)	1,378.23	3,146.32	3,679.98
Revenue received short of entitlement interest	—	9.01	4.35
Unsecured advances, considered doubtful	174.22	218.29	168.82
Less: Provision for doubtful advances	(174.22)	(218.29)	(168.82)

Total	9,272.83	10,187.51	4,231.70

226

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

16	Other current assets

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured, considered good
Advances other than capital advances
Advance to suppliers	668.49	237.44	331.62
Advance to related rarties (Refer note 53)	140.09	66.81	—
Unsecured, considered good
Others
Prepaid expenses	85.57	100.99	79.77
Claims and other receivables	54.51	130.00	334.50
Balance with central excise and government authorities	426.95	345.99	396.33
Export incentive receivable	263.38	238.14	123.81
Advance recoverable (Oil and gas business)	25.33	49.58	66.16
Leasehold prepayment	2.65	4.22	4.22
Security deposits	0.13	—	—
Unsecured, considered doubtful
Advance to suppliers	5.73	5.73	5.73
Claims and other receivables	1.86	1.99	2.07
Security deposits	11.67	11.67	11.67
Less: Provision for doubtful advances	(19.26)	(19.39)	(19.47)

Total	1,667.10	1,173.17	1,336.41

17	Share capital

	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Particulars	Number (in Crore)	Amount (Rs. in Crore)	Number (in Crore)	Amount (Rs. in Crore)	Number (in Crore)	Amount (Rs. in Crore)
A. Authorised equity share capital
Opening balance [equity shares of Rs. 1 each with voting rights]	5,127.01	5,127.01	5,127.01	5,127.01	5,127.01	5,127.01
Less: Pursuant to the scheme of merger (Refer note 4)	(725.00)	(725.00)	—	—	—	—

Closing balance [equity shares of Rs.1 each with voting rights]	4,402.01	4,402.01	5,127.01	5,127.01	5,127.01	5,127.01

Authorised preference share capital
Opening balance [preference shares of Rs.10/- each]	3.50	35.00	3.50	35.00	3.50	35.00
Add: Pursuant to the scheme of merger (Refer note 4)	297.50	2,975.00	—	—	—	—

Closing balance [preference shares of Rs.10/- each]	301.00	3,010.00	3.50	35.00	3.50	35.00

B. Issued,subscribed and paid up
Equity shares of Rs. 1/- each with voting rights (a) (b)	296.50	296.50	296.50	296.50	296.50	296.50
C. To Be Issued Pursuant to Merger
Equity shares of Rs. 1/- each with voting rights (Refer note 4) (c)	75.25	75.25	75.25	75.25	75.25	75.25
	371.75	371.75	371.75	371.75	371.75	371.75

227

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(a)	includes 310,632 (March 31, 2016: 310,632 and April 01, 2015: 310,632) equity shares kept in abeyance. These shares are not part of listed equity capital.
(b)	includes 39,84,256 (March 31, 2016: Nil and April 01, 2015: Nil) equity shares held by Vedanta Limited ESOS Trust (Refer note 38).
(c)	voting rights exercisable upon issuance.

D.	Shares held by ultimate holding company and its subsidiaries/associates*

					(in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding	No. of Shares held	% of holding
Twin Star Holdings Limited	128.01	43.18	128.01	43.18	128.01	43.18
Twin Star Holdings Limited(2)	9.93	3.35	9.93	3.35	9.93	3.35
Finsider International Company Limited	40.15	13.54	40.15	13.54	40.15	13.54
Westglobe Limited	4.43	1.50	4.43	1.50	4.43	1.50
Welter Trading Limited	3.82	1.29	3.82	1.29	3.82	1.29

Total	186.34	62.86	186.34	62.86	186.34	62.86

*	The % of holding has been calculated on the issued and subscribed share capital as at respective balance sheet date
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

E.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

			(in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	209.59	209.59	209.59

F.	Details of shareholders holding more than 5% shares in the Company*

						(in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Particulars	Number of Shares	% of holding	Number of Shares	% of holding	Number of Shares	% of holding
Twin Star Holdings Limited	128.01	43.18	128.01	43.18	128.01	43.18
Twin Star Holdings Limited #	9.93	3.35	9.93	3.35	9.93	3.35
Finsider International Company Limited	40.15	13.54	40.15	13.54	40.15	13.54

*	The % of holding has been calculated on the issued and subscribed share capital as at respective balance sheet date
#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.

As per the records of the Company, including its register of shareholders/members, the above shareholding represents legal ownership of shares.

228

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

G.	Other disclosures

(1)	The Company has one class of equity shares having a par value of Rs. 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(2)	The Company has one class of 7.5% non- cumulative redeemable preference shares having a par value of Rs. 10 per share. Each preference shareholder is eligible for one vote per share as per terms of Section 47(2) of the Companies Act 2013 and dividend as and when declared by the Company. As per the terms of preference shares, these shares are redeemable at par on expiry of 18 months from the date of their allotment. In the event of winding up of Vedanta Limited, the holders of Preference Shares shall have a right to receive repayment of capital paid up and arrears of dividend, whether declared or not, up to the commencement of winding up, in priority to any payment of capital on the equity shares out of the surplus of Vedanta Limited.

(3)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on March 31, 2017, 217,019,900 equity shares were held in the form of 54,254,975 ADS.

(4)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002- 2003 reduced its paid up share capital by Rs. 10.03 Crore There are 199,026 equity shares (March 31, 2016: 198,900 equity shares) of Rs. 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

18	Other equity (Refer statement of changes in equity)

a)	General reserve: Under the erstwhile Companies Act 1956, general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10% of the paid- up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatorily transfer a specified percentage of the net profit to general reserve has been withdrawn.

b)	Debenture redemption reserve: The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures.

c)	Preference share redemption reserve: The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company.

229

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

19	Non current financial liabilities - Borrowings

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Secured (at amortised cost)
Redeemable Non Convertible Debentures	11,247.24	9,194.33	7,325.11
Term loans from banks
Domestic currency loans	16,934.91	14,790.34	13,595.92
Foreign currency loans	648.02	1,984.51	3,388.47
Unsecured (at amortised cost)
Deferred Sales Tax Liability	93.62	96.63	96.29
Non current financial liabilities - Borrowings (A)	28,923.79	26,065.81	24,405.79
Less: Current maturities of long term borrowings (Refer note 25)	(6,675.81)	(2,849.08)	(2,747.83)

Total Non current financial liabilities - Borrowings (Net)	22,247.98	23,216.73	21,657.96

Current financial liabilities - Borrowings (B) (Refer note 23)	14,309.30	7,402.01	4,850.94

Total Borrowings(A+B)	43,233.09	33,467.82	29,256.73

(i)	The Company has not defaulted in the repayment of loans and interest as at Balance Sheet date.
(ii)	Bank loans availed by the Company are subject to certain covenants relating to interest service coverage, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth and return on fixed assets. The Company has complied with the covenants as per the terms of the loan agreement.
(iii)	Summary of Redeemable non convertible debentures (Carrying Value):

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
11.50% due October 2015	—	—	133.30
9.36% due October 2017	975.24	975.00	975.00
9.36% due December 2017	525.00	525.00	525.00
8.65% due September 2019	150.00	—	—
8.25% due October 2019	300.00	—	—
7.50% due November 2019	200.00	—	—
8.70% due April 2020	600.00	—	—
7.95% due April 2020	300.00	—	—
9.70% due August 2020	1,999.00	1,999.00	—
8.75% due April 2021	250.00	—	—
8.75% due September 2021	250.00	—	—
9.24% due October 2022*	499.70	499.20	498.75
9.40% due November 2022*	499.70	499.20	498.75
9.40% due December 2022*	499.70	499.20	498.75
9.24% due December 2022*	499.90	499.63	499.30
9.10% due April 2023*	2,499.00	2,498.70	2,498.26
9.17% due July 2023*	1,200.00	1,199.40	1,198.00

Total	11,247.24	9,194.33	7,325.11

*	The debenture holders of these NCDs and the Company have put and call option at the end of 5 years from the respective date of the allotment of the NCDs.

(iv)	Summary of Secured borrowings:

The company has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks . The Company’s total secured

230

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017 borrowings and a summary of security provided by the Company are as follows -

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Secured long term borrowings	28,830.17	25,969.18	24,309.50
Secured short term borrowings	11.54	1.84	12.30

Total secured borrowings	28,841.71	25,971.02	24,321.80

				(Rs. in Crore)
Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Project buyer’s credit from banks	Secured by exclusive charge on the assets of Vedanta Limited’s aluminium division at Jharsuguda imported under facility and first charge on Jharsuguda aluminium’s current assets on pari passu basis.	11.54	1.84	12.30
Foreign currency loans	Secured by a first pari passu charge on all present and future movable assets of Vedanta Limited’s Aluminium division at Jharsuguda including its movable plant and machinery, equipment, machinery spare tools and accessories. except for assets acquired under buyer’s credit where there is a second charge.	648.02	1,984.51	3,388.47
Redeemable non convertible debentures	The Principal together with interest (in respect of the amount so subscribed and issued) is secured by the first pari pasu charge over specific identified property, plant and equipments of Vedanta Limited’s iron ore division with the minimum security cover of 1.25 times.	1,500.00	1,500.00	1,500.00
	Secured by security cover of 1.25 times on the face value of outstanding debentures by way of first pari passu charge on the assets of Vedanta Limited’s power division and/or assets of 2400 MW Thermal Power at Jharsuguda, Orissa at all times during the tenure of the debenture.	1,499.04	1,497.60	1,496.26

Secured by way of first pari-passu charge on the specific movable and/or immovable property, plant and equipments except for assets acquired under buyer’s credit where there is a second charge, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of Bonds outstanding at any point of time. The whole of the movable property, plant and equipments of the 1.6 MTPA Aluminium Smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery along with 75 MW co-generation plant in Lanjigarh are covered.

		6,698.20	6,196.73	4,328.85
	Secured by first pari passu charge over the property, plant and equipments of Vedanta Limited’s Lanjigarh Expansion and Lanjigarh 2 MTPA Assets with a minimum security cover of 1 time of the outstanding amount of the debenture	1,550.00	—	—

231

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

				(Rs. in Crore)
Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Domestic currency loans

Secured by first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including WIP) of the Aluminium and Power Project, both present and future except for assets acquiredunder buyer’s credit where there is a second charge; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments. Aluminium and Power project shall mean the manufacturing facilities comprising of (i) alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 75 MW at Lanjigarh, Orissa. (ii) aluminium smelter having an output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa.

		2,658.84	—	—
	Secured by a first pari passu charge on movable & immovable fixed assets of Vedanta Limited’s Refinery expansion Project (beyond 2 MTPA & upto 6 MTPA)	984.41	—	—
	Secured by creating first pari-passu charge by way of hypothecation of the movable property, plant and equipments except for assets acquired under buyer’s credit where there is a second charge, and mortgage on all the immovable property, plant and equipments of the Aluminium Division of Vedanta Limited, both present and future, including leasehold land.	9,292.26	10,447.50	10,675.00
	Secured by a first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including CWIP) of the project at Vedanta Limited’s Jharsuguda Aluminium division except for assets acquired under buyer’s credit where there is a second charge, both present and future; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments.	1,942.05	1,966.20	1,984.30
	Secured by aggregate of the Net property, plant and equipments of Aluminium Division and the Lanjigarh Expansion Project reduced by the outstanding amount of other borrowings having first pari passu charge on the property, plant and equipments of Aluminium division and the Lanjigarh Expansion Project except for assets acquired under buyer’s credit where there is a second charge.	1,245.05	1,244.64	—
	Secured by creating first pari-passu charge by way of hypothecation of the movable property, plant and equipments and mortgage on all the immovable property, plant and equipments of the Aluminium Division of Vedanta Limited except for assets acquired under buyer’s credit where there is a second charge, both present and future, including leasehold land.	375.00	445.00	—
	Secured by 2nd pari passu charge on specific property, plant and equipments of Vedanta Limited related to 2400 MW power project in Jharsuguda (except agricultural land)	437.30	687.00	936.62

Total		28,841.71	25,971.02	24,321.80

232

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

v)	Terms of repayment of total borrowings outstanding as of March 31, 2017 are provided below:

							(Rs. in Crore)
Borrowings	Weighted average interest rate as at March 31, 2017	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Domestic currency loans	9.58%	16,934.91	2,519.97	3,412.97	8,483.32	2,518.65	Repayable in 200 quarterly installments, 20 half yearly installments
Foreign currency loans	2.46%	648.02	648.02	—	—	—	- Repayable in 1 bullet payment
Redeemable Non Convertible Debentures	9.16%	11,247.24	3,498.90	4,149.01	3,599.33	—	- Repayable in 17 bullet payments
Commercial paper	6.64%	12,594.99	12,595.20	—	—	—	- Repayable in 8 bullet payments
Working capital loan	8.14%	1,194.44	1,194.44	—	—	—	- Export packing credit is repayable within 1-6 months from the date of drawal and cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility
Project buyers credit from banks	1.50%	11.54	11.54	—	—	—	- Repayable in 1 bullet payment
Amounts due on factoring	3.92%	508.33	508.33	—	—	—	- Repayable in 2 bullet payments
Deferred sales tax liability	NA	93.62	9.22	28.34	32.00	57.89	- Repayable monthly in 14 years from the date of deferment. The loan was initially measured at fare value using a discount rate of 7.50%.

Total		43,233.09	20,985.62	7,590.32	12,114.65	2,576.54

The above maturity is based on the total principal outstanding gross of issuance expenses.

233

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

20	Non current financial liabilities - Others

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Payables for purchase of property, plant and equipment	196.91	197.19	200.74
Security deposits from vendors & others	1.28	1.70	1.86
Obligation for issuance of redeemable preference shares pursuant to merger (Refer Note 4) [a]	3,010.00	—	—
Obligation pursuant to merger (Refer note 4)	—	—	33,139.59
Total	3,208.19	198.89	33,342.19

(a)	For terms and conditions refer note 17 (g)

21	Non current liabilities - Provisions

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Provision for employee benefits (Refer note 39)	51.21	11.30	5.73
Provision for restoration, rehabilitation and environmental costs	756.83	894.95	798.42

Total	808.04	906.25	804.15

a)	The movement in provisions for restoration, rehabilitation and environmental costs is as follows [Refer note 3(t)]:

		(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016
Opening balance	894.95	798.42
Additions	3.89	20.28
Unwinding of discount	31.40	29.33
Revision in estimates	(150.54)	(0.96)
Exchange differences	(21.03)	47.88
Closing balance	758.67	894.95
Classified as:
Current	1.84	—
Non current	756.83	894.95

Total	758.67	894.95

22	Other non-current liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Advance from customers [a]	—	998.64	—
Obligation undertaken pursuant to merger (Refer note for 4)	—	6,832.06	6,572.03
Deferred government grant [b]	2,540.79	2,602.55	2,663.65

Total	2,540.79	10,433.25	9,235.68

a.	Advances from customers include amount received under long term supply agreements. The advance would be settled by supplying goods as per the terms of the agreement.
b.	Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and Special Economic Zone (SEZ) scheme on purchase of property, plant and equipments accounted for as government grant and being amortised over the useful life of such assets.

234

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

23	Current financial liabilities - Borrowings*

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
At amortised cost
Secured
Project buyers credit from banks	11.54	1.84	12.30
Unsecured
Loans from banks	24.32	28.29	13.15
Packing credit from banks	1,170.12	1,011.67	720.84
Commercial paper	12,594.99	5,936.87	3,466.37
Amounts due on factoring (Refer note 11)	508.33	423.34	630.76
Loans from related parties (Refer note 53)	—	—	7.52

Total	14,309.30	7,402.01	4,850.94

*	Refer note 19 for borrowing details

The Company has discounted trade receivable on recourse basis of Rs. 520.34 Crore (March 31, 2016: Rs. 431.05 Crore and April 01, 2015: Rs. 629.31 Crore). Accordingly, the monies received on this account are shown as borrowings as the trade receivable does not meet de-recognisation criteria. The above borrowings pertaining to trade receivables discounted has been restated on account of foreign exchange fluctuation.

24	Current financial liabilities - Trade payables

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Trade payables [a]
Total outstanding dues of micro and small enterprises	25.63	22.92	21.05
(Refer note 42 for details of dues to micro and small enterprises)
Total outstanding dues of creditors other than micro and small enterprises	4,480.27	4,220.63	3,656.55
Operational buyers credit [b]	10,469.27	9,215.34	8,821.35

Total	14,975.17	13,458.89	12,498.95

(a)	Trade payables are non- interest bearing and are normally settled upto 180 days terms.
(b)	Operational Buyer’s Credit is availed from banks at an interest rate ranging from 1% to 2% per annum and are repayable within one year from the date of draw down, based on the letter of comfort issued under working capital facilities sanctioned by domestics banks. Some of these facilities are secured by first pari-passu charge over the present and future current assets of the Company.

25	Current financial liabilities - Others

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Current maturities of long term borrowings [a]	6,675.81	2,849.08	2,747.83
Interest accrued but not due on borrowings	722.77	615.07	486.15
Derivative instruments (Refer note 50)	561.35	370.88	191.89
Unpaid/Unclaimed dividend [b]	365.28	335.59	231.93
Unpaid matured deposits and interest accrued thereon	0.05	0.05	0.05
Revenue received in excess of entitlement interest	4.92	—	—
Profit petroleum payable	579.54	272.05	71.89
Payables for purchase of property, plant and equipment	1,640.00	3,010.69	4,504.85
Dues to related parties (Refer note 53)	12.52	3.02	207.23
Security deposits from vendors	16.03	21.21	20.70
Book overdraft with banks	0.03	0.14	15.00
Interim dividend payable	6,579.98	—	—
Other Liabilities [c]	648.59	482.34	514.20
Obligation undertaken pursuant to merger (Refer note 4)	6,832.06	37,077.12	2,089.40

Total	24,638.93	45,037.24	11,081.22

235

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

a	Current Maturities of Long Term Borrowings consists of

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Redeemable non-convertible debentures	3,498.90	—	133.33
Deferred sales tax liability	9.22	6.33	5.42
Term loans from banks	2,519.67	1,519.75	1,087.03
Foreign currency loans from Banks	648.02	1,323.00	1,522.05

Total (Refer note 19)	6,675.81	2,849.08	2,747.83

b	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 0.38 Crore (March 31, 2016 Rs. 0.38 Crore and April 01, 2015: Rs. 0.38 Crore ) which is held in abeyance due to a pending legal case.

c	Other liabilities include reimbursement of expenses, provision for expenses, liabilities related to compensation/claim, etc.

26	Other current liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Statutory and other Liabilities [a]	704.14	531.59	400.35
Advance from customers [b]	2,776.95	2,004.59	135.69
Advance from related party (Refer note 53)	13.91	6.43	—
Deferred government grant [c]	65.68	63.38	62.28

Total	3,560.68	2,605.99	598.32

a	Statutory and other liabilities mainly includes contribution to PF, ESIC, withholding taxes, excise duty, VAT, service tax etc. Also includes amount payable to owned provident fund trust. (Refer note 53)
b	Advance from customers includes the amount received under long term supply agreements. The portion of advance that is expected to be settled within next 12 months has been classified as current liability.
c	Represents current portion of government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and Special Economic Zone (SEZ) scheme on purchase of property, plant and equipments accounted for as government grant and being amortised over the useful life of such assets.

27	Provisions

Current liabilities - provisions

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Provision for employee benefits	80.13	83.98	84.58
Provision for restoration, rehabilitation and environmental costs (Refer note 21)	1.84	—	—
Provision for meeting obligation of subsidiary[a]	—	—	259.92

Total	81.97	83.98	344.50

a)	The Company had created a provision for meeting certain obligation of one of its subsidiaries CIG Mauritius Holding Private Limited. As part of internal re-organisation, the said subsidiary was transferred to Cairn Energy Hydrocarbons Limited, another wholly owned subsidiary of the Company and the above obligation was discharged for a total of Rs. 264.23 Crore.

236

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

28	Revenue from operations

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Sale of products (including excise duty)[a]	39,040.76	36,160.61
Less: Government share of profit petroleum	(1,696.09)	(1,372.63)

Total sale of products	37,344.67	34,787.98

Sale of services
Job Work	752.65	797.43
Tolling Income	39.76	43.43
Others	52.65	60.86
Other operating revenues
Export incentives	155.14	239.24
Scrap sales	31.58	26.48
Sale of Slag	11.96	23.44
Service Fees	3.12	2.77
Miscellaneous income	148.89	40.94
Gross Revenue from operations	38,540.42	36,022.57

a)	Sale of products includes excise duty collected from customers of Rs. 1,877.16 Crore (March 31, 2016 : Rs. 1,928.29 Crore)

29	Other income

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Net gain on current investments measured at FVTPL	1,042.39	889.83
Net gain on sale of long term investments	—	0.21
Interest income from investments measured at FVTPL	315.57	276.30
Interest Income from financial assets at amortised cost
- Bank Deposits	52.94	35.37
- Loans	27.90	60.59
- Interest Others	71.48	108.62
Dividend income from investments in subsidiaries	8,064.87	8,311.76
Dividend income from other investments measured at FVOCI	0.71	0.32
Net gain on disposal of property, plant and equipment	—	0.88
Deferred government grant	64.65	62.26
Miscellaneous income*	64.41	179.49

Total	9,704.92	9,925.63

*	includes Nil (March 31, 2016 : Rs. 62.74 Crore) on account of reversal of provision of interest on income tax relating to earlier years.

237

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

30	Changes in inventories of finished goods and work-in-progress*

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening Stock:
Finished Goods (Refer note 9)	297.53	250.82
Work in Progess (Refer note 9)	1,457.11	1,766.19

Total	1,754.64	2,017.01

Add: Foreign exchange difference	(5.57)	(1.01)
Less: Trail run production lying in opening stock capitalized during the year	—	(144.41)
Closing Stock
Finished Goods (Refer note 9)	402.70	297.53
Work in Progess (Refer note 9)	1,763.78	1,457.11
Total	2,166.48	1,754.64
Changes in Inventory	(417.41)	116.95

*	Inventories include goods-in-transit

31	Employee benefits expense (a)

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Salaries and Wages	1,235.47	1,155.23
Share based payments (Refer note 38)	57.72	68.75
Contributions to provident and other funds (Refer Note 39)	80.66	77.47
Staff welfare expenses	77.56	81.02
Less: Cost allocated/directly booked in Joint ventures	(667.06)	(676.21)

Total	784.35	706.26

a.	Net of recoveries of Rs. 70.07 Crore ( March 31, 2016 : Rs. 61.31 Crore) from subsidiaries.
b.	In view of the inadequacy of profits for the FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII of the erstwhile Companies Act, 1956. Basis legal advice, the Company had approached the Ministry of Corporate Affairs (MCA), for waiver of excess remuneration on the grounds that the excess has arisen purely on account of the Scheme of Arrangement and Amalgamation. MCA has now advised the Company to disclose the information required under schedule V of the Companies Act, 2013 w.r.t Mr. Navin Agarwal for FY 2014 to the Shareholders of the Company. Accordingly the Company intends to include the necessary information in the notice of the ensuing 52nd Annual General Meeting of the Company and there after the Company will approach the MCA for a final approval.

32	Finance cost

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Interest expense on financial liabilities	3,150.64	2,884.60
Other finance costs	588.57	549.72
Net interest on define benefit arrangement	2.86	2.69
Unwinding of discount and effect of changes in discount rate on provisions (Refer note 21)	31.40	29.33
Exchange differences regarded as an adjustment to borrowing cost	122.89	134.21
Less: Cost allocated to joint ventures	(0.20)	(0.11)

Total	3,896.16	3,600.44

Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 9% for the year ended March 31, 2017. Refer note 5.

238

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

33	Other expenses *

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Cess on crude oil	982.89	1,312.76
Royalty	245.43	129.31
Rates and taxes	31.67	25.53
Cess on power sale	3.07	23.15
Consumption of stores and spare parts	717.25	537.01
Carriage outward	558.75	262.63
Repairs to plant and equipment	376.05	269.19
Mine expenses	318.35	169.56
Repairs others	67.30	62.29
Repairs to building	50.27	43.95
Water charges	125.66	101.62
Net loss on foreign currency transactions and translation	111.59	24.85
Warfage, tonnage, handling and shipping expenses	75.85	60.88
Insurance	56.17	55.29
Rent	49.41	49.17
Conveyance & travelling expenses	49.65	54.04
Power scheduling/unscheduling charges	41.86	78.61
Unsuccessful exploration costs written off	29.34	12.63
Hire of Plant and machinery	40.00	11.53
Loss on sale of property, plant and equipment	18.58	—
Remuneration to Auditors (a)	10.97	8.94
Excise duty on increase/(decrease) in inventory	6.58	(0.98)
Provision for doubtful trade Receivables / advances	2.12	5.01
Loss on sale of subsidiary	2.66	4.09
Commission on Sales	4.34	5.39
Directors sitting fees and commission	3.34	3.21
Miscellaneous expenses (b)	825.33	1,104.07
Less: Cost allocated/directly booked in Joint ventures	(108.90)	(297.18)
Total	4,695.58	4,116.55

*	Net of recoveries of Rs. 57.27 Crore ( March 31, 2016 : Rs. 51.32 Crore) from subsidiaries
a.	Remuneration to auditors comprises of:

		(Rs. in Crore)
Particulars*	Year ended March 31, 2017	Year ended March 31, 2016
Payment to auditors
For statutory audit (including quarterly reviews)	5.50	3.61
For parent Company and US reporting	3.83	4.08
For tax audits and transfer pricing certifications	0.06	0.03
For certification services	0.44	0.62
For other services	0.57	—
For reimbursement of expenses	0.57	0.60

Total	10.97	8.94

*	Remuneration to auditors for the year ended March 31, 2016 includes Rs. 1.20 Crore paid to statutory auditors of erstwhile Cairn India Limited
b.	Includes Corporate social responsibility expenses of Rs. 48.48 Crore (March 31, 2016 : Rs. 66.14 Crore) as detailed in note 41.

239

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

34	Exceptional items

		(Rs. in Crore)
	Year ended	Year ended
Particulars	March 31, 2017	March 31, 2016
Provision for impairment on Capital work-in-progress (a)	200.70	115.44
Provision for impairment on Property, plant and equipments (b)	114.11	3,525.70
(Reversal)/Provision for impairment on exploration intangible assets under development (b)	(365.50)	12,591.81
Voluntary Retirement Expenses	—	23.78
Net (income)/expense on recognition or settlement of obligation undertaken pursuant to merger (Refer note 4)	(1,369.94)	4,480.10
Provision for diminution in value of investments in subsidiaries (c)	96.53	4,851.19

Total	(1,324.10)	25,588.02

a.	Impairment loss on capital work-in-progress represents non-cash provision during the year ended March 31, 2017 of Rs. 200.70 Crore relating to certain old items of capital work-in-progress at the Alumina refinery operations and Rs. 115.44 Crore during the year ended March 31, 2016 against the idle plant and equipment and building at Bellary, Karnataka.

b.	During the year ended March 31, 2017, the Company has recognized net impairment reversal of Rs. 251.39 Crore relating to Rajasthan Oil and Gas block. Of this net reversal, Rs. 114.11 Crore charge has been recorded against cost of oil and gas producing facilities and

Rs. 365.50 Crore reversal has been recorded against exploration intangible assets under development. During the year ended March 31, 2016, the Company had recognised an impairment charge on its oil and gas assets of Rs. 16,117.51 Crore mainly relating to Rajasthan oil and gas block, triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long term impact of revised oil cess. Of this charge, Rs. 3,515.78 Crore had been recorded against cost of oil and gas producing facilities, Rs. 9.92 Crore against capital work in progress and Rs. 12,591.81 Crore against exploration intangible assets under development.

Further impairment reversal of Rs. 313.42 Crore and impairment charge of Rs. 3,724.85 Crore during the year ended March 31, 2017 and March 31, 2016 respectively relates to investment in Cairn India Holdings Limited “CIHL” which holds 35% share in Rajasthan oil and gas block through its step down subsidiary Cairn Energy Hydrocarbons Limited.

The recoverable amount of the Company’s share in Rajasthan Oil and Gas cash generating unit “RJ CGU” was determined to be Rs. 6,814.54 Crore and Rs. 7,522.15 Crore as at March 31, 2017 and March 31, 2016 respectively and that of CIHL was determined to be Rs. 17,156.78 and Rs. 25,147.98 as at March 31, 2017 and March 31, 2016 respectively (valuation of CIHL is represented by its share of discounted cash flows in RJ CGU held through its subsidiary and net fair value of its other assets).

The recoverable amount of the RJ CGU was determined

based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on the Company’s view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources.

Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 54 per barrel for the next one year (March 31, 2016: US$ 41 per barrel) and scales upto long-term nominal price of US$ 68 per barrel three years thereafter (March 31, 2016: US$ 70 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.2% (March 31, 2016: 11%) derived from the post-tax weighted average cost of capital and has been adjusted for risks associated with the business including extension of PSC, which is due for renewal in May 2020.

c.	Provision for diminution in value of investments for the year ended March 31, 2017 of Rs. 96.53 Crore includes impairment of investment in Bloom Fountain Limited of Rs. 409.95 Crore, due to reduction in its value as a result of the effect of merger of Cairn India Limited with Vedanta Limited (Refer note 4). Provision for dimunition in value of investments for the year ended March 31, 2016 of Rs. 4,851.19 Crore includes, diminution of investment in Bloom Fountain Limited of Rs. 1,126.34 Crore as a result of underlying assets of Western Cluster Limited, due to low iron ore prices and geo-political factors resulting in continued uncertainty in the project.

240

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

35	Tax expense

(a)	Tax charge/(credit) recognised in profit or loss

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Current tax:
Current tax on profit for the year	2.16	8.01
Charge/(credit) in respect of current tax for earlier years	—	(125.79)
Total Current Tax	2.16	(117.78)
Deferred tax:
Origination and reversal of temporary differences	(171.02)	(5,806.72)
Impact of change in tax rate	—	148.59
Charge in respect of deferred tax for earlier years	(101.83)	(77.41)
Total Deferred Tax	(272.85)	(5,735.54)
	(270.69)	(5,853.32)

Effective income tax rate (%)	(2.51)%	32.96%

(b)	A reconciliation of income tax expense applicable to accounting profits / (loss) before tax at the statutory income tax rate to recognised income tax expense for the year indicated are as follows:

		(Rs.in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Accounting profit/(loss) before tax	10,798.01	(17,759.55)
Statutory income tax rate	34.61%	34.61%
Tax at statutory income tax rate	3,737.00	(6,146.23)
Disallowable expenses	18.15	2,025.53
Non-taxable income	(3,055.26)	(3,130.89)
Tax holidays and similar exemptions	(523.57)	476.98
Investment allowances	(283.58)	(142.02)
Change in deferred tax balances due to change in income tax rate from 33.99% to 34.61%	—	148.59
Charge/(credit) in respect of earlier years	(101.83)	(203.20)
Unrecognised tax assets (net)	341.10	—
Other non deductible differences	(402.70)	1,117.92

Total	(270.69)	(5,853.32)

There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any have been adequately provided for, and the Company does not currently estimate any probable material incremental tax liabilities in respect of these matters. (Refer note 51)

Certain businesses of the company are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. These are briefly described as under:

Sectoral Benefit—Power Plants

To encourage the establishment of certain power plants, provided certain conditions are met, tax incentives exist to exempt 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of the power plant’s operation. However, such undertakings generating power would continue to be subject to the MAT provisions.

Sectoral benefit – oil & gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil & gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions.

Erstwhile Cairn India Limited (now merged with Vedanta Limited) benefited from such deductions till March 31, 2016.

241

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Investment Allowance U/s 32 AC of the Income Tax Act -

Incentive for acquisition and installation of new high value plant or Machinery to manufacturing companies by providing an additional deduction of 15% of the actual cost of plant or Machinery acquired and installed during the year. The actual cost of the new Plant or Machinery should exceed Rs. 25 Crore. to be eligible for this deduction. Deduction U/s.32AC is available up to financial year March 31, 2017.

(c)	Deferred tax assets/liabilities

The Company has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment and the depreciation on mining reserves, net of losses carried forward by Vedanta Limited (post the re-organisation) and unused tax credit in the form of MAT credits carried forward. Significant components of Deferred tax (assets) & liabilities recognized in the standalone statements of financial position as follows:

For the year ended 31 March 2017

						(Rs. in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 1, 2016	Charged / (credited) to statement of profit or loss	Charged / (credited) to other comprehensive income	Charged / (credited) to Equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2017
Property, Plant and Equipment	5,600.42	(307.93)	—	—	(25.66)	5,266.83
Voluntary retirement scheme	(7.26)	2.41	—	—	—	(4.85)
Employee benefits	(19.23)	(0.22)	(1.34)	—	—	(20.79)
Fair valuation of derivative asset/liability	(3.69)	(0.40)	9.93	—	—	5.84
Fair valuation of other asset/liability	235.29	93.91	—	—	—	329.20
Unused tax asset (MAT credit entitlement)	(3,890.32)	(81.00)	—	—	—	(3,971.32)
Unabsorbed depreciation and tax losses	(3,392.56)	70.89	—	—	—	(3,321.67)
Other temporary differences	(215.70)	(50.51)	21.70	3.97	(1.00)	(241.54)

Total	(1,693.05)	(272.85)	30.29	3.97	(26.66)	(1,958.30)

242

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

For the year ended 31 March 2016

						(Rs. in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 01, 2015	Charged / (credited) to statement of profit or loss	Charged / (credited) to other comprehensive income	Charged / (credited) to Equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2016
Property, Plant and Equipment	10,756.01	(5,484.78)	—	—	329.19	5,600.42
Voluntary retirement scheme	(1.33)	(5.93)	—	—	—	(7.26)
Employee benefits	(22.88)	2.57	1.08	—	—	(19.23)
Fair valuation of derivative asset/liability	(7.87)	(2.05)	6.23	—	—	(3.69)
Fair valuation of other asset/liability	288.22	(52.93)	—	—	—	235.29
Unused tax asset (MAT credit entitlement)	(4,183.38)	291.92	—	1.14	—	(3,890.32)
Unabsorbed depreciation and tax losses	(2,905.46)	(487.10)	—	—	—	(3,392.56)
Other temporary differences	(218.46)	2.76	—	—	—	(215.70)

Total	3,704.85	(5,735.54)	7.31	1.14	329.19	(1,693.05)

Deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset.

Unused tax losses/ unused tax credit for which no deferred tax asset is recognized amount to Rs. Nil, Rs. 269.70 Crore and Rs. 464.27 Crore as at March 31, 2017, March 31, 2016, April 01, 2015 respectively. The unused tax losses expire as detailed below:

						(Rs. in Crore)
Year ended	Nature of unrecognised deferred tax assets	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
March 31, 2017		—	—	—	—	—
March 31, 2016	Capital losses	—	269.70	—	—	269.70
April 01, 2015	Capital losses		464.27	—	—	464.27

243

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

36	Earnings per equity share

	(Rs. in Crore except as stated)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Profit/(Loss) after tax and exceptional items	11,068.70	(11,906.23)
Less: Notional Preference Dividend (Preference shares to be issued, Refer note 4)	(271.71)	(271.71)
Profit/(Loss) after tax and exceptional items attributable to equity share holders for Basic and Diluted EPS	10,796.99	(12,177.94)
Add: Exceptional items (net of tax)	(1,237.06)	19,951.95
Profit after tax but before exceptional items attributable to equity share holders for Basic and Diluted EPS	9,559.93	7,774.01
No. of Equity shares outstanding	296.50	296.50
Add: Shares to be issued pursuant to merger (Refer note 4)	75.25	75.25
Total Weighted Average no. of equity shares outstanding during the year for Basic and Dilutive EPS	371.75	371.75
Basic and Diluted Earnings/(Loss) per share after tax and exceptional items (in Rs.)	29.04	(32.76)
Basic and Diluted Earnings per share after tax but before exceptional items (in Rs.)	25.72	20.91
Nominal value per share (in Rs.)	1.00	1.00

37	Distributions made and proposed

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Cash dividends on equity shares declared and paid:
Final dividend	225.64	997.63
[March 31, 2015: Rs. 2.35/- per share and Rs. 4/- per share (by erstwhile Cairn India Ltd.) March 31, 2016: Rs. 3/- per share (by erstwhile Cairn India Ltd.)] [Refer Note 4] (a)
Interim dividend (March 31, 2017: Rs. 1.75/- per share, March 31, 2016: Rs. 3.50/- per share)	518.88	1,037.75
Dividend distribution tax (DDT) on above (b)	45.94	62.53
	790.46	2,097.91
Cash dividends on equity shares declared and payable:
Interim dividend (March 31, 2017: Rs. 17.70/- per share) (c)	6,579.98	—
	6,579.98	—

Total	7,370.44	2,097.91

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Proposed dividend on Equity shares * (a)
Final cash dividend for the year ended on March 31, 2017: Nil	—	225.64
[March 31, 2016: Rs. 3/- per share (by erstwhile Cairn India Ltd.)] (refer note 4)
Dividend distribution tax (DDT) on proposed dividend	—	45.94

Total		271.58

*	Proposed dividends on equity shares are subject to approval at the ensuing annual general meeting and are not recognised as a liability (including DDT thereon) until approved by the shareholders.
a)	The above does not include dividend and tax thereon paid by erstwhile Cairn India Limited to its fellow subsidiaries.
b)	Tax on interim and final dividend (net of dividend from subsidiary) U/S 115O of the Income Tax Act, 1961
c)	The Board of Directors of the Company declared an interim dividend of Rs. 6,579.98 Crore (Rs. 17.70 per share) on March 30, 2017 which has been paid subsequent to the year end. No DDT was payable on the same as the amount of dividend declared by the Company is less than the dividend declared by the Company’s subsidiary.

244

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

38	Share based payments

The Company offers equity based award plans to its employees, officers and directors through the Company’s stock option plan introduced in the current year, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Plc [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VRPLC ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

During the year, the Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including holding and subsidiary companies. The ESOS scheme includes both tenure based and performance based on stock option awards. The value of options that can be awarded to members of the wider management group is calculated by reference to the grade average CTC and individual grade of the employee. The performance conditions attached to the award is measured by comparing Company’s performance in terms of Total Shareholder Return (TSR) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an award vests will depend on the Vedanta Limited’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. Dependent on the level of employee, part of these awards will be subject to a continued service condition only with the remainder measured in terms of TSR.

The performance condition is measured by taking Vedanta Limited’s TSR at the start and end of the performance period (without averaging), and comparing its performance with that of the comparator group or groups. The information to enable this calculation to be carried out on behalf of the Remuneration Committee (the Committee) is provided by the Company’s advisers. The Committee considers that this performance condition, which requires that the Vedanta Limited’s total return has outperformed a group of industry peers, provides a reasonable alignment of the interests of participants with those of the shareholders.

Initial awards under the ESOS were granted on December 15, 2016. The exercise price of the awards is Rs. 1 per share and the performance period is three years, with no re-testing being allowed.

245

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

ESOS December 2016
The details of share options for the year ended 31 March 2017 is presented below:
Options at April 01, 2016	—
Options granted during the year	80,00,000
Options forfeited during the year	1,84,450
Options exercised during the year	—
Options outstanding as at March 31, 2017	78,15,550

The fair value of all awards has been determined at the date of grant of the award allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Company’s estimate of the number of awards that will eventually vest as a result of non-market conditions, is expensed on over the vesting period.

The fair values were calculated using the Black-Scholes Model for tenure based awards and Monte Carlo simulation model for performance based awards. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility has been calculated using historical return indices over the period to date of grant that is commensurate with the performance period of the award. The volatilities of the industry peers have been modelled based on historical movements in the indices over the period to date of grant which is also commensurate with the performance period for the option. The history of return indices is used to determine the volatility and correlation of share prices for the comparator companies and is needed for the Monte Carlo model to estimate their future TSR performance relative to the Vedanta Limited’s TSR performance. All options are assumed to be exercised immediately after vesting, as the excercise period is 6 months.

The assumptions used in the calculations of the charge in respect of the ESOS awards granted during the year ended March 31, 2017 are set out below:

Particulars	ESOS December 2016
Number of Options	80,00,000
Exercise Price	Rs. 1
Share Price at the date of grant	Rs. 235.90
Contractual Life	3 years
Expected Volatility	48%
Expected option life	3 years
Expected dividends	3.20%
Risk free interest rate	6.50%
Expected annual forfeitures	10%p.a.
Fair value per option granted (Service based/Performance based)	Rs. 213.6/Rs. 82.8

The Company recognized total expenses of Rs. 6.68 Crore related to above equity settled share-based payment transactions in the year ended March 31, 2017 out of which Rs. 3.27 Crore was recovered from group companies. Equity settled employee stock options reserve outstanding with respect to the above scheme as at year end is Rs. 6.68 Crore.

246

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Employee stock option plans of estwhile Cairn India Limited:

The Company has provided various share based payment schemes to its employees. During the year ended 31 March 2017, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2017	1,61,67,131	3,01,12,439	48,31,955	7,58,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Details of activities under employees stock option plans

	March 31, 2017		March 31, 2016
CIPOP Plan	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	50,61,646	10.00	61,99,640	10.00
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	9,39,680	10.00	9,729	10.00
Forfeited / cancelled during the year	16,33,634	10.00	11,28,265	10.00
Modified during the year (Refer note below)	24,88,332	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	50,61,646	10.00
Exercisable at the end of the year	Nil	NA	18,270	10.00

Weighted average share price at the date of exercise of stock options is Rs. 195.72 (31 March 2016: Rs. 144.82)

	March 31, 2017		March 31, 2016
CIESOP Plan	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	96,02,201	302.56	10,388,430	303.43
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	89,402	165.07	Nil	NA
Forfeited / cancelled during the year	5,50,133	296.45	786,229	314.00
Outstanding at the end of the year	89,62,666	304.31	96,02,201	302.56
Exercisable at the end of the year	89,62,666	304.31	96,02,201	302.56

Weighted average share price at the date of exercise of stock options is Rs. 227.41 (31 March 2016: NA)

247

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

	March 31, 2017		March 31, 2016
CIPOP Plan – Phantom options	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	8,25,184	10.00	10,46,501	10.00
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	4,92,021	10.00	2,21,317	10.00
Modified during the year (Refer note below)	3,33,163	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	8,25,184	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average share price at the date of exercise of stock options is NA (March 31, 2016: NA)

	March 31, 2017		March 31, 2016
CIESOP Plan – Phantom options	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	Nil	NA	14,174	326.85
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	Nil	NA	14,174	327.29
Outstanding at the end of the year	NA	NA	NA	NA
Exercisable at the end of the year	Nil	NA	Nil	NA

Scheme	Range of exercise price in Rs.	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in Rs.
The details of exercise price for stock options outstanding as at March 31, 2017 are:
CIPOP Plan	NA	Nil	NA	10.00
CIESOP Plan	160-331.25	89,62,666	NA	303.43
CIPOP Plan – Phantom options	NA	Nil	NA	10.00
The details of exercise price for stock options outstanding as at March 31, 2016 are:
CIPOP Plan	10.00	50,61,646	0.86	NA
CIESOP Plan	160-331.25	96,02,201	NA	303.43
CIPOP Plan – Phantom options	10.00	8,25,184	1.06	NA

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position:

		(Rs. in Crore)
Particulars	31 March 2017	31 March 2016
Total Employee Compensation Cost pertaining to share-based payment plans	20.63	35.71
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	15.78	34.39
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	4.85	1.32
Equity settled employee stock options reserve outstanding as at year end	148.19	248.57
Liability for cash settled employee stock options outstanding as at year end	—	7.12

248

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option- pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Company expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Modification in terms of Employee stock option plans

Pursuant to the merger of Cairn India Limited with the Company as referred to in note 4, the stock option plans of Cairn India Limited stands modified as follows:

a) The exercise price of CIESOP plan is reduced by Rs. 40 per option.

b) The liability w.r.t. the CIPOP plans (including phantom options) has been fixed based on the share price of Cairn India Limited as on March 27, 2017, being the effective date of merger. Accordingly, the outstanding employee stock option liability (Equity Settled) and Provision for employee stock option (Cash Settled) of Rs. 62.51 Crores and Rs. 8.25 Crores respectively, has been transferred to financial liability.

The incremental fair value for the remaining stock options, being the difference between the fair value of the modified equity instrument and that of the original equity instrument, has been re-estimated on the effective date of merger and the difference has been recognised in the statement of profit and loss account.

Employee share option plan of Vedanta Resources Plc

The value of shares that are awarded to members of the group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of VRPLC is both tenure and performance based share schemes. The awards are indexed to and settled by Parent’s shares (Vedanta Resources Plc shares as defined in the scheme). The awards have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each award is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

Amount recovered by the Parent and recognized by the Company in the Statement of Profit and Loss (net of capitalisation) for year ended March 31, 2017 is Rs. 33.89 Crore (March 31, 2016: Rs. 33.04 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

39	Employee benefit plans

a)	Defined contribution plans

The Company contributed a total of Rs. 54.45 Crore for the year ended March 31,2017 and Rs. 55.85 Crore for the year ended March 31, 2016 to the following defined contribution plans.

Central provident fund

In accordance with The Employees Provident Funds Act, 1952 employees are entitled to receive benefits under the provident fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for fiscal year 2017 and 2016) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Company has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the statement of profit and loss in the period they are incurred. Where the contributions are made to independently managed and approved funds, shortfall in actual return, if any, from the return guaranteed by the State are made by the employer, these are accounted for as defined benefit plans. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. The Company holds a policy with Life Insurance Corporation of India (“LIC”), to which it contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the Statement of Profit and Loss in the period they are incurred.

249

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

b)	Defined benefit plans

Contribution to provident fund (the ‘trust’)

The provident fund of the Iron Ore division is exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditionsforgrant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall in the funds managed by the trust and hence there is no further liability as on March 31, 2017 and March 31, 2016. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any deficiency in the foreseeble future.

The Company contributed a total of Rs. 10.82 Crore for the year ended March 31,2017 and Rs. 6.29 Crore for the year ended March 31, 2016, The present value of obligation and the fair value of plan assets of the trust are summarised below.

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Fair value of plan assets	160.31	136.53	137.54
Present value of defined benefit obligations	(154.50)	(131.93)	(134.50)
Net liability arising from defined benefit obligation of trust	Nil	Nil	Nil

Percentage allocation of plan assets of trust

			(Rs. in Crore)
Assets by category	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Government Securities	53.00%	49.00%	44.00%
Debentures / bonds	45.00%	48.00%	46.00%
Fixed deposits	2.00%	3.00%	10.00%

250

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Gratuity plan

In accordance with the Payment of Gratuity Act, 1972, the Company contributes to a defined benefit plan (the “Gratuity Plan”) for employees who have completed 5 years of service. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company. The Gratuity plan is a funded plan and the Company makes contribution to recognised funds in India.

Based on actuarial valuations conducted as at year end, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Discount rate	7.60%	8.00%
Expected rate of increase in compensation level of covered employees	5.5%-10%	2%-10%
In service mortality	IALM (2006-08)	IALM (2006-08)
Post retirement mortality	LIC(1996-98)	LIC(1996-98)
	Ultimate	Ultimate

Amount recognised in the balance sheet consists of:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Fair value of plan assets	112.88	99.94	101.17
Present value of defined benefit obligations	(148.43)	(132.07)	(132.13)
Net liability arising from defined benefit obligation	(35.55)	(32.13)	(30.96)

Amount recognised in Statement of Profit or Loss in respect of defined benefit plan are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Current service cost	15.39	15.33
Net Interest cost	2.86	2.69
Components of defined benefit costs recognised in profit or loss	18.25	18.02

Amount recognised in other comprehensive income in respect of defined benefit plan are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Re-measurement of the net defined benefit obligation:-
Actuarial losses arising from changes in demographic assumptions	0.24	—
Actuarial (gains)/losses arising from changes in financial assumptions	(1.55)	0.69
Actuarial gains arising from experience adjustments	(0.38)	(0.82)
(Gain)/Loss on plan assets (excluding amounts included in net interest cost)	0.41	(1.14)
Components of defined benefit costs recognised in Other comprehensive income	(1.28)	(1.27)

251

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Movement in present value of defined benefit obligation:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening balance	132.07	132.13
Current service cost	15.39	15.33
Benefits paid	(7.91)	(25.56)
Interest cost	10.57	10.30
Actuarial losses arising from changes in demographic assumptions	0.24	—
Actuarial loss/(gains) arising from changes in financial assumptions	(1.55)	0.69
Actuarial losses/(gains) arising from experience adjustment	(0.38)	(0.82)
Closing balance	148.43	132.07

Movement during in the fair value of plan assets is as follow:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening balance	99.94	101.17
Contributions received	17.97	15.58
Benefits paid	(12.33)	(25.56)
Re-measurement gain arising from return on plan assets	(0.41)	1.14
Interest income	7.71	7.61
Closing balance	112.88	99.94

	LIC		ICICI
Percentage allocation of plan assets by category	As at March 31, 2017	As at March 31, 2016	As at March 31, 2017	As at March 31, 2016
Government Securities	45.00%	45.00%	26.16%	21.70%
Debentures / bonds	35.00%	35.00%	54.03%	21.90%
Equity instruments	10.00%	10.00%	16.21%	56.40%
Fixed deposits	—	—	0.70%	—
Money market instruments	10.00%	10.00%	2.90%	—

The actual return on plan assets was Rs. 7.30 Crore for the year ended March 31, 2017 and Rs. 8.76 Crore for the year ended March 31, 2016.

The weighted average duration of the defined benefit obligation is 16.60 years and 17.60 years as at March 31, 2017 and March 31, 2016, respectively.

The Company expects to contribute Rs. 18.99 Crore to the funded defined benefit plans in fiscal year 2018.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

		(Rs. in Crore)
Increase / (Decrease) in defined benefit obligation	Year ended March 31, 2017	Year ended March 31, 2016
Discount rate
Increase by 0.50%	(5.87)	(5.32)
Decrease by 0.50%	6.34	5.75
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	6.33	5.74
Decrease by 0.50%	(5.91)	(5.36)

252

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the balance sheet.

Risk analysis

Company is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefits plans, and management’s estimation of the impact of these risks are as follows:

Interest risk

A decrease in the interest rate on plan assets will increase the plan liability.

Longevity risk/ Life expectancy

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan liability.

Salary growth risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan liability.

Investment risk

The Gratuity plan is funded with Life Insurance Corporation

of India (LIC) and ICICI Prudential Life (ICICI). Company does not have any liberty to manage the fund provided to LIC and ICICI prudential.

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to Government of India bonds. If the return on plan asset is below this rate, it will create a plan deficit.

40	Capital management

The Company’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Company’s overall strategy remains unchanged from previous year.

The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments

The funding requirements are met through a mixture of equity, internal fund generation and other non-current borrowings. The Company’s policy is to use current and non-current borrowings to meet anticipated funding requirements.

The Company monitors capital on the basis of the gearing ratio which is net debt divided by total capital (equity plus net debt) . The Company is not subject to any externally imposed capital requirements.

Net debt are non-current and current debts as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.

253

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The following table summarizes the capital of the Company:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Cash and cash equivalents (Refer note 12)	637.52	1,317.69	221.50
Other bank balances (Refer note 13)	776.39	573.20	618.52
Non-current bank deposits (Refer note 7)	282.99	234.91	172.68
Current investments (Refer note 10)	19,668.45	14,676.99	14,126.02
Total cash (a)	21,365.35	16,802.79	15,138.72
Non-current borrowings (Refer note 19)	22,247.98	23,216.73	21,657.96
Current borrowings (Refer note 23)	14,309.30	7,402.01	4,850.94
Current maturities of non-current borrowings (Refer note 25)	6,675.81	2,849.08	2,747.83
Total borrowings (b)	43,233.09	33,467.82	29,256.73
Net debt c=(b-a)	21,867.74	16,665.02	14,118.01
Total equity	79,768.10	79,237.44	92,106.31
Total capital (equity + net debt) (d)	1,01,635.84	95,902.46	1,06,224.32
Gearing ratio (c/d)	0.22	0.17	0.13

41	The Company has incurred an amount of Rs. 48.48 Crore (March 31, 2016 Rs. 66.17 Crore) towards Corporate Social Responsibility (CSR) as per Section 135 of the Companies Act, 2013 and is included in other expenses.

				(Rs. in Crore)
Particulars	As at March 31, 2017		As at March 31, 2016
	In- Cash	Yet to be Paid in Cash	In- Cash	Yet to be Paid in Cash
(a) Gross amount required to be spend by the Company during the year	—	—	—	—
(b) Amount spend on: *	—	—	—	—
(i) Construction / acquisition of assets	—	—	0.03	—
(ii) On purposes other than (i) above (for CSR projects)	35.66	12.82	38.35	27.79

Total	35.66	12.82	38.38	27.79

*	includes Rs. 11.88 Crore (March 31, 2016 : 22.97 Crore) paid to related party (Refer note 53)

42	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act 2006

(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
(i) Principal amount remaining unpaid to any supplier as at the end of the accounting year	25.63	22.92	21.05
(ii) Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	—	—	—
(iii) The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	—	—	—
(iv) The amount of interest due and payable for the year	—	—	—
(v) The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—	—
(vi) The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—	—

254

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

43	Disclosure of specified bank notes*

			(Amount in Rs. )
Particulars	Specified bank notes	Other denomination notes	Total
Closing cash in hand as on November 8, 2016	2,08,000.00	4,66,117.40	6,74,117.40
Add: Permitted receipts	—	1,45,518.00	1,45,518.00
Less: Permitted payments	—	1,62,344.00	1,62,344.00
Less: Amounts deposited in Banks	2,08,000.00	285.00	2,08,285.00
Closing cash in hand as on December 30, 2016	—	4,49,006.40	4,49,006.40

*	For the purposes of this clause, the term ‘Specified Bank Notes’ shall have the same meaning provided in the notification of the Government of India, in the Ministry of Finance, Department of Economic Affairs number S.O. 3407(E), dated the November 8, 2016.

44	Oil & gas reserves and resources

The Company’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:            :

	Gross proved and probable hydrocarbons initially in place			Gross proved and probable reserves and resources			Net working interest proved and probable reserves and resources
Particulars	(mmboe)			(mmboe)			(mmboe)
	March 31, 2017	March 31, 2016	April 01, 2015	March 31, 2017	March 31, 2016	April 01, 2015	March 31, 2017	March 31, 2016	April 01, 2015
Rajasthan MBA Fields	2,197	2,208	2,208	410	496	545	143	174	191
Rajasthan MBA EOR	—	—	—	272	225	226	95	79	79
Rajasthan Block Other Fields	4,034	4,189	3,833	478	471	505	167	165	177
Ravva Fields	696	706	684	41	39	47	9	9	11
CBOS/2 Fields	225	215	220	23	23	24	9	9	9
Other fields	335	481	481	48	74	74	24	36	36

Total	7,487	7,799	7,426	1,272	1,328	1,421	447	472	503

255

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The Company’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
Particulars	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of April 01, 2015*	115.43	47.81	77.65	16.07
Additions / (revision) during the year	(5.82)	(10.95)	22.96	6.20
Production during the year	(24.46)	(4.52)	(24.46)	(4.52)

Reserves as of March 31, 2016**	85.15	32.34	76.15	17.75
Additions / (revision) during the year	(0.35)	0.88	(0.23)	(2.47)
Production during the year	(22.99)	(3.59)	(22.99)	(3.59)

Reserves as of March 31, 2017***	61.81	29.63	52.93	11.69

*	Includes probable oil reserves of 36.95 mmstb (of which 13.84 mmstb is developed) and probable gas reserves of 34.32 bscf (of which 5.94 bscf is developed)
**	Includes probable oil reserves of 22.69 mmstb (of which 15.05 mmstb is developed) and probable gas reserves of 18.31 bscf (of which 5.02 bscf is developed)
***	Includes probable oil reserves of 20.36 mmstb (of which 11.73 mmstb is developed) and probable gas reserves of 22.69 bscf (of which 4.75 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

45	Advance(s) in the nature of Loan (Regulation 34 of Listing Obligations & Disclosure Requirements):

a) Loans and advances in the nature of Loans

Name of the Company	Relationship	Balance as at March 31, 2017	Maximum Amount Outstanding during the year	Interest rate	Balance as at March 31, 2016	Balance as at April 01, 2015
Paradip Multi Cargo Berth Private Limited	Wholly owned Subsidiary	0.16	0.16	9.6%	0.11	—
Sterlite Ports Limited	Wholly owned Subsidiary	4.46	5.08	9.6%	3.10	2.75
Sterlite Infraventures Limited (Refer note 6)	Wholly owned Subsidiary	—	2.45	9.6%	2.37	2.22
Sterlite Iron and Steel Company Limited	Fellow Subsidiary	4.41	4.41	10.0%	4.37	6.75
Sesa Resources Limited	Wholly owned Subsidiary	132.79	200.61	8.5%	193.86	153.01
Vizag General Cargo Berth Private Limited	Subsidiary	7.75	268.50	9.0%	193.50	—
Cairn South Africa Proprietary Limited	Subsidiary	—	0.11	0.0%	0.11	0.16

(b)	None of the loanee have made, per se, investment in the shares of the Company.

(c)	Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares and Goa Sea Port - 50,000 equity shares

Investments made by Sesa Resources Limited in Sesa Mining Corporation Limited - 11,50,000 equity shares and Goa Maritime Private Limited - 5,000 Shares

(d)	The above loans and advances to subsidiary fall under the category of loans and advances in the nature of loans where there is no repayment schedule and are repayable on demand.

(e)	As per the Company’s policy, loan to employees are not considered in (a) above.

256

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

46	Interest in other entities

a) Subsidiaries

The Company has a number of subsidiaries held directly and indirectly by the Company which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

					Ownership interest held by the Company
S. No	Name of the Company	Principal activities	Immediate holding company	Country of Incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015

1	Copper Mines of Tasmania Pty Limited (CMT)	Copper mining	MCBV	Australia	100.00	100.00	100.00
2	Thalanga Copper MinesPty Limited (TCM)	Copper mining	MCBV	Australia	100.00	100.00	100.00
3	Monte Cello B.V. (“MCBV”)	Investment Company	Vedanta Limited	Netherland	100.00	100.00	100.00
4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	Vedanta Limited	India	51.00	51.00	51.00
5	Talwandi Sabo Power Limited (“TSPL”)	Power generation	Vedanta Limited	India	100.00	100.00	100.00
6	Sterlite (USA) Inc.	Investment company	Vedanta Limited	USA	100.00	100.00	100.00
7	Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	Vedanta Limited	India	64.92	64.92	64.92
8	Fujairah Gold FZC[1]	Copper mining	MEL	UAE	100.00	100.00	100.00
9	THL Zinc Ventures Limited	Investment company	Vedanta Limited	Mauritius	100.00	100.00	100.00
10	THL Zinc Limited	Investment company	Vedanta Limited	Mauritius	100.00	100.00	100.00
11	THL Zinc Holding B.V.	Investment company	Vedanta Limited	Netherland	100.00	100.00	100.00
12	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and exploration	THL Zinc Ltd	Namibia	100.00	100.00	100.00
13	Skorpion Zinc (Proprietary) Limited	Acquisition of properties	VNHL	Namibia	100.00	100.00	100.00
14	Skorpion Mining Company (Proprietary) Limited	Zinc mining	Skorpion Zinc (Proprietary) Ltd	Namibia	100.00	100.00	100.00
15	Namzinc (Proprietary) Limited	Zinc refinery	Skorpion Zinc (Proprietary) Ltd	Namibia	100.00	100.00	100.00
16	Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Skorpion Zinc (Proprietary) Ltd	Namibia	100.00	100.00	100.00
17	Rosh Pinah Health Care (Proprietary) Limited	Leasing out of medical equipment and building and conducting services	Skorpion Zinc (Proprietary) Ltd	Namibia	69.00	69.00	69.00
18	Black Mountain Mining (Proprietary) Limited	Zinc and lead mining and smelting	THL Zinc Ltd	South Africa	74.00	74.00	74.00
19	Vedanta Lisheen Holdings Limited	Investment company	THL Zinc Holing B.V.	Ireland	100.00	100.00	100.00
20	Vedanta Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Ltd.	Ireland	100.00	100.00	100.00
21	Killoran Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Ltd.	Ireland	100.00	100.00	100.00
22	Lisheen Milling Limited	Manufacturing	Vedanta Lisheen Holdings Ltd.	Ireland	100.00	100.00	100.00
23	Killoran Lisheen Finance Limited	Investment company	Vedanta Lisheen Holdings Ltd.	Ireland	100.00	100.00	100.00
24	Sterlite Ports Limited	Infrastructure	Vedanta Limited	India	100.00	100.00	100.00
25	Sterlite Infraventures Limited **	Infrastructure	Vedanta Limited	India	—	100.00	100.00
26	Vizag General Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100.00	99.99	99.99
27	Paradip Multi Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100.00	74.00	74.00
28	Maritime Ventures Private Limited	Infrastructure	Sterlite Ports Limited	India	100.00	100.00	100.00
29	Pecvest 17 Proprietary Limited *	Investment company	THL Zinc Limited	South Africa	—	100.00	100.00
30	Lakomasko B.V.	Investment company	THL Zinc Holding B.V.	Netherland	100.00	100.00	100.00
31	Vedanta Exploration Ireland Limited	Exploration company	Vedanta Lisheen Holdings Ltd	Ireland	100.00	100.00	100.00
32	Malco Energy Limited (“MEL”)	Power generation	Vedanta Limited	India	100.00	100.00	100.00
33	Sesa Resources Limited (“SRL”)	Iron ore mining	Vedanta Limited	India	100.00	100.00	100.00

257

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

					Ownership interest held by the Company
S. No	Name of the Company	Principal activities	Immediate holding company	Country of Incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
34	Sesa Mining Corporation Limited	Iron ore mining	Sesa Resources Limited	India	100.00	100.00	100.00
35	Goa Sea Port Private Limited[2]	Infrastructure	Sterlite Ports Limited	India	100.00	—	—
36	Western Cluster Limited	Iron ore mining	Bloom Fountain Limited	Liberia	100.00	100.00	100.00
37	Twin Star Mauritius Holdings Limited	Investment Company	Twin Star Energy Holdings Limited	Mauritius	100.00	100.00	100.00
38	Twin Star Energy Holdings Limited (“TEHL”)	Investment Company	Bloom Fountain Limited	Mauritius	100.00	100.00	100.00
39	Bloom Fountain Limited	Iron ore mining and Investment Company	Vedanta Limited	Mauritius	100.00	100.00	100.00
40	Cairn India Limited (“Cairn”)[3]	Oil and gas exploration, development, production	Vedanta Limited	India	—	59.88	59.88
41	Cairn India Holdings Limited[3]	Investment company	Vedanta Limited	Jersey	100.00	59.88	59.88
42	Cairn Energy Holdings Limited*	Investment company	Cairn India Holdings Limited	United Kingdom (UK)	—	59.88	59.88
43	Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK****	100.00	59.88	59.88
44	Cairn Exploration (No. 7) Limited*	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK	—	59.88	59.88
45	Cairn Exploration (No.6) Limited***	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK	—	—	59.88
46	Cairn Exploration (No. 2) Limited	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
47	Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
48	Cairn Energy Discovery Limited	Oil and gas exploration, development, production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
49	Cairn Energy Australia Pty Limited*	Holding Company	Cairn India Holdings Limited	Australia	—	59.88	59.88
50	Cairn Energy India Pty Limited	Oil and gas exploration, development, production	Cairn India Holdings Limited	Australia	100.00	59.88	59.88
51	CIG Mauritius Holdings Private Limited	Investment Company	Cairn India Holdings Limited	Mauritius	100.00	59.88	59.88
52	CIG Mauritius Private Limited	Investment Company	CIG Mauritius Holdings Private Limited	Mauritius	100.00	59.88	59.88
53	Cairn Lanka (Pvt) Limited	Oil and gas exploration, development, production	CIG Mauritius Private Limited	Sri Lanka	100.00	59.88	59.88
54	Cairn South Africa (Pty) Limited	Oil and gas exploration, development, production	Cairn Energy Hydrocarbons Limited	South Africa	100.00	59.88	59.88
55	Sesa Sterlite Mauritius Holdings Limited*****	Investment Company	Bloom Fountain Limited	Mauritius	100.00	—	—

*	Dissolved during the year **Sold during the year to Sterlite Power Transmission Limited ***Dissolved in previous year ****Principal place of business is in India
*****	Purchased during the year
1.	Pursuand to transfer of holding in Fujairah Gold from TCM & CMT to MEL in July 2016.
2.	Goa Sea Port Pvt Limited incorporated on 5th July, 2016 as a 100% subsidiary of Sterlite Ports Limited (SPL).
3.	Cairn India Limited merged with Vedanta Limited. Pursuant to the merger becoming effective during the year, Cairn India Holdings Limited became direct subsidiary of Vedanta Limited (Refer note 4).
4.	The Company also has interest in certain trusts which are neither significant nor material to the Company.

258

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

46

b)	The Company participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration, development and producing activities which are as follows:

	Area	Participating Interest (%)
Particulars		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Operating Blocks
Ravva block	Krishna Godavari	22.50	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00	60.00
CB-OS/2 - Development & production	Cambay Offshore	40.00	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00	70.00
PR-OSN-2004/1	Palar Basin Offshore	35.00	35.00	35.00
KG-OSN-2009/3	Krishna Godavari Offshore	100.00	100.00	100.00
MB-DWN-2009/1(1)	Mumbai Deep Water	—	100.00	100.00
Non-Operating Blocks
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00	49.00

(1)	Relinquished on April 15, 2016

c)	Interest in associates and joint ventures

Set out below are the associates and joint ventures of the Company as at March 31, 2017 which, in the opinion of the directors, are not material to the Company. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

					% Ownership interest
S. No.	Associates and other entities	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
	Associates
1	Roshkor Township (Proprietary) Limited	Namibia	50.00	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00	50.00
	Other entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100.00	100.00	100.00

					% Ownership interest
S. No.	Jointly controlled entities	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
1	Rampia Coal Mines and Energy Private Limited	India	17.39	17.39	17.39
2	Madanpur South Coal Company Limited	India	18.05	18.05	18.05
3	Goa Maritime Private Limited	India	50.00	50.00	50.00

47	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequentlythe above orders of the Hon’ble High Court of Bombayand Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are pending for hearing and admission.

259

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

48	Financial guarantees

The Company has issued financial guarantees to banks on behalf of and in respect of loan facilities availed by its group companies. In accordance with the policy of the Company (refer note 3(j) the Company has designated such guarantees as ‘Insurance Contracts’. The Company has classified financial guarantees as contingent liabilities.

Accordingly, there are no assets and liabilities recognized in the balance sheet under these contracts other than those related to commission income recognized and/or receivable from such group companies as disclosed in note 53.

Refer below for details of the financial guarantees issued:

				(Rs. in Crore)
Company Name	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015	Purpose
Talwandi Sabo Power Limited	10,693.00	9,590.00	6,975.74	Borrowing for long term power agreement
Vizag General Cargo Berth Private Limited	458.24	258.24	522.24	Buyers credit for capital expenditure, custom bonds and term loan facility
Bharat Aluminium Company Limited	2,500.00	2,500.00	—	Short term commercial paper
Copper Mines of Tasmania Pty Limited	30.23	3.91	29.14	Environmental and closure obligations relating to Mining leases granted
Thalanga Copper Mines Pty Limited	23.22	50.25	22.39	Environmental and closure obligations relating to Mining leases granted
Western Cluster Limited	32.42	33.17	31.30	Extending banking facilities
Rampia Coal Mines & Energy Private Limited	—	—	22.17

49	Leases

Operating lease commitments – as lessee

The Company is having an operating lease in relation to the office premises, with a non-cancellable lease period of 3 years. There are no restrictions imposed by lease arrangements and there are no subleases. There are no contingent rents. The information required with respect to non-cancellable leases are as follow:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Within one year	0.57	25.90	25.27
Later than one year but not later than five years	1.89	—	21.06
Later than five years	—	—	—

Total	2.46	25.90	46.33

260

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

50	Financial instruments

This section gives an overview of the significance of financial instruments for the company and provides additional information on the balance sheet. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 and Note 3.

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, and their carrying amounts, are set out below:

As at March 31, 2017

					(Rs. in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	19,668.45	69.56	—	19,738.01	19,738.01
Trade receivables	—	—	2,080.20	2,080.20	2,080.20
Cash and cash equivalents	—	—	637.52	637.52	637.52
Other bank balances	—	—	776.39	776.39	776.39
Loans	—	—	285.88	285.88	285.88
Derivatives	7.47	—	—	7.47	7.47
Other financial assets	—	—	9,653.32	9,653.32	9,653.32

Total	19,675.92	69.56	13,433.31	33,178.79	33,178.79

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	43,233.09	43,233.09	43,406.83
Trade payables	—	—	14,975.17	14,975.17	14,975.17
Derivatives	479.70	81.65	—	561.35	561.35
Other financial liabilities	—	—	20,609.96	20,609.96	20,609.96

Total	479.70	81.65	78,818.22	79,379.57	79,553.31

As at March 31, 2016

					(Rs. in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	14,676.99	43.19	6,011.23	20,731.41	20,731.41
Trade receivables	—	—	1,926.53	1,926.53	1,926.53
Cash and cash equivalents	—	—	1,317.69	1,317.69	1,317.69
Other bank balances	—	—	573.20	573.20	573.20
Loans	—	—	397.93	397.93	397.93
Derivatives	111.77	—	—	111.77	111.77
Other financial assets	—	—	10,394.71	10,394.71	10,394.71

Total	14,788.76	43.19	20,621.29	35,453.24	35,453.24

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	33,467.83	33,467.83	32,947.53
Trade payables	—	—	13,458.89	13,458.89	13,458.89
Derivatives	313.45	57.43	—	370.88	370.88
Other financial liabilities	—	—	42,016.16	42,016.16	42,016.16

Total	313.45	57.43	88,942.88	89,313.76	88,793.46

261

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

As at April 1, 2015

					(Rs. in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	14,126.02	26.15	—	14,152.17	14,152.17
Trade receivables	—	—	2,428.25	2,428.25	2,428.25
Cash and cash equivalents	—	—	221.50	221.50	221.50
Other bank balances	—	—	618.52	618.52	618.52
Loans	—	—	165.50	165.50	165.50
Derivatives	66.42	11.27	—	77.69	77.69
Other financial assets	—	—	4,440.46	4,440.46	4,440.46

Total	14,192.44	37.42	7,874.23	22,104.09	22,104.09

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	29,256.73	29,256.73	29,133.08
Trade payables	—	—	12,498.95	12,498.95	12,498.95
Derivatives	191.89	—	—	191.89	191.89
Other financial liabilities	—	—	41,483.69	41,483.69	41,483.69

Total	191.89	—	83,239.37	83,431.26	83,307.61

*	Investment in note 6 also includes equity investments (in equity and preference shares) in subsidiaries, associates and joint ventures which are carried at costs and hence are not required to be disclosed as per Ind AS 107 “Financial Instruments Disclosures”. Hence, the same have been excluded from the above table.

B.	Fair value hierarchy

The Company uses the following hierarchy for determining and/or disclosing the fair value of financial instruments by valuation techniques:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarises the categories of financial assets and liabilities as at March 31, 2017, March 31, 2016 and April 01, 2015 measured at fair value:

As at March 31, 2017

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	12,042.05	7,626.40	—
- Derivative financial assets*	—	7.47	—
At fair value through other comprehensive income
- Investments	59.96	—	9.60

Total	12,102.01	7,633.87	9.60

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
-Derivative financial liabilities*	—	479.70	—
At fair value through other comprehensive income
-Derivative financial liabilities*	—	81.65	—

Total	—	561.35	—

262

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

As at March 31, 2016

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	6,469.39	8,207.60	—
- Derivative financial assets*	—	111.77	—
At fair value through other comprehensive income
- Investments	43.16	—	0.03

Total	6,512.55	8,319.37	0.03

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
- Derivative financial liabilities*	—	313.45	—
At fair value through other comprehensive income
-Derivative financial liabilities*	—	57.43	—

Total	—	370.88	—

As at April 1, 2015

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	5,592.87	8,533.15	—
- Derivative financial assets*	—	66.42	—
At fair value through other comprehensive income
- Investments	26.12	—	0.03
- Derivative financial assets*	—	11.27	—

Total	5,618.99	8,610.84	0.03

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through other profit or loss
- Derivative financial liabilities*	—	191.89	—

Total	—	191.89	—

*	Refer “D” below.

The below table summarises the fair value of financial liabilities which are carried at amortised cost as at March 31, 2017, March 31, 2016 and April 01, 2015:

As at March 31, 2017

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	43,406.83	—

Total	—	43,406.83	—

As at March 31, 2016

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	32,947.53	—

Total	—	32,947.53	—

As at April 1, 2015

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	29,133.08	—

Total	—	29,133.08	—

263

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

Investments traded in active markets are determined by reference to quotes from the financial institutions at the reporting date; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s) [a level 1 technique].

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project [a level 2 technique].

Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value [a level 3 technique].

Derivative financial assets/liabilities: The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.) [a level 2 technique].

Trade receivables, cash and cash equivalents, other bank balances, loans, other financial assets, current borrowings, trade payables and other current financial liabilities: approximate their carrying amounts largely due to the short-term maturities of these instruments.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2017 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

C.	Risk management framework

The Company’s businesses are subject to several risks and uncertainties including financial risks.

The Company’s documented risk management polices act as an effective tool in mitigating the various financial risks to which the business is exposed to in the course of the daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty and concentration of credit risk and capital management. Risks are identified through a formal risk management programme with active involvement of senior management personnel and business managers at both corporate and division level. Each operating division has in place risk management processes which are in line with the Company’s policy. Each significant risk has a designated ‘owner’ within the Company at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit Committee. The Audit Committee is aided by the CFO Committee and the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the meetings of the CFO Committee and Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Company’s risk situation

•	improve financial returns

264

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the Company are managed by the finance team within the framework of the Company’s treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team. A monthly reporting system exists to inform senior management of investments, debt, currency, commodity and interest rate derivatives. The Company has a strong system of internal control which enables effective monitoring of adherence to Company’s policies. The internal control measures are supplemented by regular internal audits.

The investment portfolio at the Company is independently reviewed by CRISIL Limited and it has been rated as “Very Good” meaning highest safety. The investments are made keeping in mind safety, liquidity and yield maximisation.

The Company uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Company’s policies.

Commodity price risk

The Company is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Company produces and sells will have an immediate and direct impact on the profitability of the business. As a general policy, the Company aims to sell the products at prevailing market prices. The commodity price risk in import of Copper Concentrate and Alumina is hedged on back-to back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

Whilst the Company aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

Financial instruments with commodity price risk are entered into in relation to following activities:

economic hedging of prices realised on commodity contracts

cash flow hedging of revenues, forecasted highly probable transactions

Aluminum

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present the Company on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Company also enters into hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Company’s custom smelting copper operations at Tuticorin is benefited by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Company’s policy on custom smelting is to generate margins from Treatment charges/Refining charges (TC/RC), improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.

TC/RCs are a major source of income for the Indian copper smelting operations. Fluctuations in TC/RCs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Company’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Iron ore

The Company sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

265

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Oil and Gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/ Oman etc. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Set out below is the impact of 10% increase in LME prices on pre-tax profit/ (loss) for the year and pre-tax equity as a result of changes in value of the Company’s commodity financial instruments:

			(Rs. in Crore)
March 31, 2017	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(2,805.40)	(280.54)	—

March 31, 2016	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	(45.49)	(4.55)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Company’s financial instruments.

Financial risk

The Company’s Board approved financial risk policies comprise liquidity, currency, interest rate and counterparty risk. The Company does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

(a)	Liquidity

The Company requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Company generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long- term. The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL upgraded the ratings for the Company’s long- term bank facilities and its Non-Convertible Debentures

(NCD) programme to CRISIL AA / Stable Outlook from CRISIL AA- / Negative at the beginning of FY2017. The revision happened in three steps in September 2016

–    Change in Outlook from Negative to Stable with AA- rating; February 2017 – change in Outlook from Stable to Positive with AA- rating and April 2017 – Upgrade of Ratings from CRISIL AA- / Positive outlook to CRISIL AA

/ Stable Outlook. The Company has the highest short term rating on its working capital and Commercial Paper Programme at CRISIL A1+. The agency expects that the ramp-up of aluminium, iron ore and power capacities; and stable commodity prices shall aid higher cash flow generation and leverage reduction for the company in near to medium term. Also, the agency shall be guided by extent and timeline for reduction in gross debt for further positive rating action.

India Ratings has revised the outlook on the Company’s ratings from IND AA/ Negative to IND AA/Stable on account of improved financial metrics and completion of the merger with Cairn. The Company remains    committed    to    maintaining a healthy liquidity, gearing ratio, deleveraging and strengthening the balance sheet. The maturity profile of the Company’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

266

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

As at March 31, 2017
					(Rs. in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	24,699.86	10,482.86	13,180.17	3,406.33	51,769.22
Derivative financial liabilities	561.35	—	—	—	561.35
Trade Payables and other financial liabilities**	31,877.88	3,141.69	—	198.19	35,217.76

Total	57,139.09	13,624.55	13,180.17	3,604.52	87,548.33

As at March 31, 2016
					(Rs. in Crore)
Payments due by year	<1 year	1-3 Years	3-5 Years	> 5 Years	Total
Borrowings*	13,171.46	15,325.30	8,777.19	5,167.80	42,441.75
Derivative financial liabilities	370.88	—	—	—	370.88
Trade Payables and other financial liabilities**	55,276.18	—	1.71	197.19	55,475.08

Total	68,818.52	15,325.30	8,778.90	5,364.99	98,287.71

As at April 01, 2015
					(Rs. in Crore)
Payments due by year	<1 year	1-3 Years	3-5 Years	> 5 Years	Total
Borrowings*	10,037.54	9,736.29	9,598.16	9,898.35	39,270.34
Derivative financial liabilities	191.89	—	—	—	191.89
Trade Payables and other financial liabilities**	20,640.45	33,139.60	202.59	—	53,982.64

Total	30,869.88	42,875.89	9,800.75	9,898.35	93,444.87

*	Includes Non-current borrowings, current borrowings, current maturities of non-current borrowings and committed interest payments.
**	Includes both Non-current and current financial liabilities, excludes current maturities of non-current borrowings and derivatives and committed interest payments on borrowings.

The Company had access to following funding facilities :

As at March 31, 2017
			(Rs. in Crore)
Funding facilities	Total Facility	Drawn	Undrawn
Less than 1 year	19,775.97	14,370.82	5,405.15
1-2 years	187.50	187.50	—
Above 2 years	1,251.38	1,251.38	—

Total	21,214.84	15,809.70	5,405.15

As at March 31, 2016
			(Rs. in Crore)
Funding facilities	Total Facility	Drawn	Undrawn
Less than 1 year	48,492.48	41,953.06	6,539.42
1-2 years	1,000.00	1,000.00	—
Above 2 years	—	—	—

Total	49,492.48	42,953.06	6,539.42

As at April 1, 2015
			(Rs. in Crore)
Funding facilities	Total Facility	Drawn	Undrawn
Less than 1 year	35,171.06	29,049.22	6,121.84
1-2 years	—	—	—
Above 2 years	—	—	—

Total	35,171.06	29,049.22	6,121.84

267

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Collateral

The Company has pledged a part of its trade receivables and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Company. There are no other significant terms and conditions associated with the use of collateral.

b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on profit or loss, the statement of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company.

Exposures on foreign currency loans are managed through a hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Company strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Company uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports and foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollar The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longer term exposures, except part of net investment in foreign operations exposures, are normally unhedged. However all new long-term borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. The following analysis is based on the gross exposure as at the reporting date which could affect the profit or loss or other comprehensive income. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”

						(Rs. in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Currency	Financial Asset	Financial liability	Financial Asset	Financial liability	Financial Asset	Financial liability
INR	1,530.89	1,986.45	2,658.89	1,731.49	1,775.18	1,105.14
Euro	18.97	207.87	20.66	159.27	14.15	235.76
USD	725.10	21,830.22	688.45	51,705.24	737.21	51,509.65
Others	88.68	15.20	114.74	73.27	42.09	100.32

The Company’s exposure to foreign currency arises where the Company holds monetary assets and liabilities denominated in a currency different from the functional currency of the business, with US dollar being the major non- functional currency for businesses other than oil & gas and INR for oil & gas business. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, liquidity and other market changes.

The results of Company’s operations may be affected largely by fluctuations in the exchange rates between the US dollar, Euro and INR against the respective functional currencies. The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the respective businesses.

Set out below is the impact of a 10% strengthening in the INR on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Company’s foreign currency financial assets/liabilities:

268

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

March 31, 2017

		(Rs. in Crore)
	Effect of 10% strengthening of INR on pre-tax profit/(loss)	Effect of 10% strengthening of INR on pre-tax equity
USD	2,092.29	(18.22)
INR	45.56	—
EURO	11.80	(7.09)

March 31, 2016

		(Rs. in Crore)
	Effect of 10% strengthening of INR on pre-tax profit/(loss)	Effect of 10% strengthening of INR on pre-tax equity
USD	4,898.19	(203.49)
INR	(92.74)	—
EURO	13.86	—

A 10% weakening of INR would have an equal and opposite effect on the Company’s financial statements.

(c)	Interest rate risk

The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Company’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Company are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is split between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Company invests cash and current financial asset investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Company’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk. Additionally, the investments portfolio is independently reviewed by CRISIL Limited, and our investment portfolio has been rated as “Very Good” meaning highest safety.

The exposure of the Company’s financial assets as at March 31, 2017 to interest rate risk is as follows:

As at March 31, 2017

				(Rs. in Crore)
	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	33,178.79	15,824.79	5,241.34	12,112.66

The exposure of the Company’s financial liabilities as at March 31, 2017 to interest rate risk is as follows:

As at March 31, 2016

				(Rs. in Crore)
	Total	Floating rate Financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	79,379.57	31,387.56	31,590.31	16,401.70

269

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

The exposure of the Company’s financial assets as at March 31, 2016 to interest rate risk is as follows:

As at March 31, 2016
				(Rs. in Crore)
	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	35,602.72	10,697.75	12,105.79	12,799.18

The exposure of the Company’s financial liabilities as at March 31, 2016 to interest rate risk is as follows:

March 31, 2016
				(Rs. in Crore)
	Total	Floating rate Financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	89,313.76	15,642.81	26,941.27	46,729.68

The exposure of the Company’s financial assets as at April 1, 2015 to interest rate risk is as follows:

As at April 01, 2015
				(Rs. in Crore)
	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	22,253.68	10,705.55	4,139.18	7,408.96

The exposure of the Company’s financial liabilities as at April 1, 2015 to interest rate risk is as follows:

As at April 01, 2015
				(Rs. in Crore)
	Total	Floating rate Financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	83,431.26	19,294.28	18,708.53	45,428.45

The table below illustrates the impact of a 0.5% to 2.0% increase in interest rates on interest on financial assets/ liabilities (net) assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

		(Rs. in Crore)
Increase in interest rates	Effect on pre-tax profit/ (loss) during the year ended 31 March 2017	Effect on pre-tax profit/ (loss) during the year ended 31 March 2016
0.50%	(77.81)	(24.73)
1.00%	(155.63)	(49.45)
2.00%	(311.26)	(98.90)

A 10% reduction in interest rates would have an equal and opposite effect on the Company’s financial statements.

270

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(d)	Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company is exposed to credit risk for trade receivables, cash and cash equivalents, investments, other bank balances, loans, other financial assets, financial guarantees and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of the trade receivables in any of the years presented. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Company does not expect any material risk on account of non- performance by any of the Company’s counterparties.

For current investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for Company’s mutual fund and bond investments. For derivative and financial instruments, the Company attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Company’s maximum exposure to credit risk is Rs.33,178.79 Crore, Rs.35,453.24 Crore and Rs.22,104.09 Crore as at March 31, 2017, March 31, 2016 and April 01, 2015 respectively.

The maximum credit exposure on financial guarantees given by the Company for various financial facilities is described in Note 51 on “Contingent liabilities and commitments”.

None of the Company’s cash and cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at March 31, 2017, that defaults in payment obligations will occur except as described in Note 11 and 15 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade receivables, loans and other financial assets, balance the following were past due but not impaired as at March 31, 2017, March 31, 2016 and April 01, 2015:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Neither impaired nor past due	9,058.61	8,057.94	1,445.01
Past due but not impaired
Due less than 1 month	307.79	237.73	764.01
Due between 1–3 months	126.01	89.84	199.66
Due between 3–12 months	1,609.06	3,710.27	4,343.04
Due greater than 12 months	917.93	623.39	282.49

Total	12,019.40	12,719.17	7,034.21

271

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Receivables are deemed to be past due or impaired with reference to the Company’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Company based on past experiences does not expect any material loss on its receivables and hence no provision is deemed necessary on account of ECL.

The credit quality of the Company’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The Company uses simplified approach for impairment of financial assets. If credit risk has not increased significantly, 12-month expected credit loss is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime expected credit loss is used. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. Where receivables have been impaired, the Company actively seeks to recover the amounts in question and enforce compliance with credit terms.

The above balances include receivables of Rs.893.34 Crore (Net of provisions) as at March 31, 2017 (March 31, 2016: Rs.779.56 Crore and April 01, 2015 : Rs.837.01 Crore) relating to amounts held back by a customer in the power segment, owing to certain disputes relating to computation of tariffs and differential revenue recognised with respect to tariffs pending finalisation by the state electricity regulatory commission. Basis legal advice received on the matter, the management considers these to be fully recoverable.

D.	Derivative financial instruments

The Company uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Company guidelines and policies.

The fair values of all derivatives are separately recorded in the balance sheet within current and noncurrent assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The use of derivatives can give rise to credit and market risk. The Company tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

(i)	Embedded derivatives

Derivatives embedded in liabilities are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued.

No embedded derivative conversion option was outstanding as of March 31, 2017, March 31, 2016 and April 01, 2015.

(ii)	Cash flow hedges

The Company enters into forward exchange and commodity price contracts for hedging highly probable forecast transactions and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended March 31, 2017.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during the year ended 2017. Fair value changes on such forward contracts are recognized in comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2018 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect the statement of profit and loss over the expected useful life of the property, plant and equipment.

272

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(iii)	Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales.

The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognized in profit or loss.

(iv)	Non-qualifying/economic hedge

The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognized in profit or loss.

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

				(Rs. in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Derivative Financial Instrument	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	—	67.98	—	2.53	11.27	—
- Forward foreign currency contracts	—	13.67	—	54.90	—	—
Fair Value hedge**
- Commodity contracts	—	0.10	0.74	—	—	0.07
- Forward foreign currency contracts	0.12	345.76	10.86	183.83	11.95	63.65
Non - qualifying hedges
- Commodity contracts	7.35	23.01	10.81	7.85	4.81	9.45
- Forward foreign currency contracts	—	109.74	89.14	120.86	49.66	66.61
- Interest rate swap	—	—	—	—	—	51.06
- Cross currency swap	—	1.09	0.22	0.91	—	1.05

Total	7.47	561.35	111.77	370.88	77.69	191.89

*	Refer statement of profit and loss and statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs.0.10 Crore and Rs.0.74 Crore in commodity contracts and Rs.345.64 Crore and Rs.172.97 Crore on forward foreign currency contracts for the year ending March 31, 2017 and March 31, 2016 respectively has been recognised in the statement of profit or loss.

273

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

a)	Derivative contracts entered into by the company and outstanding as at Balance Sheet date :

(i)	To hedge currency risks and interest related risks, the Company has entered into various derivatives contracts. The category wise break up of amount outstanding as on Balance Sheet date is given below :

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Forex forward cover (buy)	13,164.23	12,694.38	9,517.09
Forex forward cover (sell)	5.18	3,659.12	3,452.70
Interest rate swap	—	—	180.74

Total	13,169.41	16,353.50	13,150.53

(ii)	For hedging commodity related risks :- Category wise break up is given below.

					(Rs. in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Particulars	Purchases	Sales	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	30,350	17,400	64,075	49,000	62,925	52,775
Gold (Oz)	1,497	94,242	17,351	89,333	11,722	54,831
Silver (Oz)	9,411	8,17,565	10,589	7,51,324	23,290	5,88,730
Aluminium (MT)	—	77,025	300	25,000	75	35,350

274

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

51	Contingencies & Commitments

I	Contigent liabilities

a)	Erstwhile Cairn India Limited : Income tax

In March 2014, erstwhile Cairn India received a show cause notice from the Indian Tax Authorities (““Tax Authorities””) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (““CIHL””), as part of their internal reorganisation. Tax Authorities have stated in the said notice that a short- term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in financial year 2006- 2007, on which tax should have been withheld by the Company. Pursuant to this various replies were filed with the tax authorities.

After hearings, the Income Tax Authority, during March 2015, have issued an order by holding Cairn India as ‘assessee in default’ and asked to pay such demand totaling Rs.20,494.73 Crore (including interest of Rs.10,247.36 Crore) as at March 31, 2017, March 31, 2016 and April 1, 2015. Cairn India has filed its appeal before the Appellate Authority CIT (Appeals) and filed a fresh Writ petition before Delhi High Court wherein it raised several points for assailing the aforementioned order.

In this regard, Vedanta Resources Plc. (holding company), filed a Notice of Claim against the Government Of India (‘GOI’) under the UK India Bilateral Investment Treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to company.

b)	Vedanta Limited : Contractor claim

Shenzhen Shandong Nuclear Power Construction Co. Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for 6 MTPA expansion project, and filed a claim of Rs.1,579.82 Crore (March 31, 2016: Rs.1,668.56 Crore and April 01, 2015: Rs.1,553.00 Crore). Based on the assessment, the Company has booked a liability of Rs.179.08 Crore. SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of Rs.187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary. The arbitration proceedings have concluded and the Tribunal may hold a clarificatory hearing before passing the final award.

c)	Ravva joint venture arbitration proceedings: ONGC Carry

Erstwhile Cairn India Limited (now merged into Vedanta Limited) is involved in a dispute against Government of India ““GOI”” relating to the recovery of contractual costs in terms of calculation of payments that contractor party were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract ‘PSC’ obliges the contractor parties to pay proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the “ONGC Carry”). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties whereas four other issues were decided in favour of GOI in October 2004 (“Partial Award”). However Arbitral Tribunal retained the jurisdiction for determination of remaining issues between the parties, including costs quantification.

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the Partial Award. Per the decision of the Arbitral Tribunal , the contractor parties and GOI were required to arrive at a quantification of the sums relatable to each of the issues under the Partial Award.

Pursuant to the decision of the Federal Court, the contractor parties approached the Ministryof Petroleum and Natural Gas (“MoPNG”) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Awardw

However, MoPNG on July 10, 2014 proceeded to issue a Show Cause Notice alleging that since the partial award has not been enforced profit petroleum share of GOI has been short-paid. MoPNG threatened to recover the amount from the sale proceeds payable by the oil marketing companies to the contractor parties.

275

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

As Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Cairn’s favour. GOI has challenged the Final Award in the Malaysian courts. Further Company has also filed for enforcement of the Partial Award and Final Award with Delhi High Court. While the Cairn does not believe the GOI will be successful in its challenge, if the Arbitral Award is reversed and such reversal is binding, Cairn could be liable for approximately USD 63.90 million (approximately Rs.414.32 Crore) (March 31, 2016: Rs.423.94 Crore and April 1, 2015: Rs.400.26 Crore) plus interest.

d)	Proceedings related to the imposition of entry tax

Sales tax demands relating to tax on Freight and Entry tax as at March 31, 2017 is at Rs.809.18 Crore (March 31, 2016: Rs.842.65 Crore and April 01, 2015: Rs.693.13 Crore).

The Company challenged the constitutional validity of the local statutes and related notifications in the state of Odisha pertaining to the levy of entry tax on the entry of goods brought into the states from outside. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Post the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the maters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by Supreme Court.

The argument pertaining to imported goods are currently pending before a regular bench of the SC.

The issue of discrimination has been remanded back to the High Courts for final adjudication. Vedanta has filed a writ petition before the Odisha High Court.

e)	The Company is involved in various tax disputes amounting to Rs.1,438.73 Crore (March 31, 2016: Rs.806.55 Crore and April 1, 2015: Rs.1,209.63 Crore) relating to income tax. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances, disallowance under section 14A of the Income Tax Act and interest thereon which are pending at various appellate levels. The Company believes that these disallowances are not tenable and accordingly no provision is considered necessary.

f)	Miscellaneous disputes

The Company is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the income tax, excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims against the Company excluding claims shown above totals to Rs.1,932.95 Crore (March 31, 2016: Rs.1,264.03 Crore and April 1, 2015: Rs.1,594.50 Crore)

The Company considers that it can take steps such that the risks can be mitigated and that there are no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Company believes could reasonably be expected to have material adverse effect on the results of operations, cash flow or the financial position of the Company.

276

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

II	Commitments

The Company has a number of continuing operational and financial commitments in the normal course of business including:

•	exploratory mining commitments;

•	oil & gas commitments;

•	mining commitments arising under production sharing agreements; and

•	completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Oil & Gas sector
Cairn India Limited (now merged with the Company)	62.50	81.27	1,154.50
Aluminium sector
Lanjigarh Refinery (Phase II) 5.0 mtpa	1,367.58	2,981.88	2,972.58
Jharsuguda 1.25mtpa smelter	791.00	1,504.73	1,578.23
Power sector
Jharsuguda 600 MW Power Plant (SEL) (SSL Power)	212.71	214.53	211.04
Copper sector
Tuticorin Smelter 400 ktpa	1,410.60	1,373.54	1,381.85
Others (including Operational Commitments)	180.48	142.55	67.55

Total	4,024.87	6,298.50	7,365.75

II	Other Commitments

				(Rs. in Crore)
Particulars		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
(i)	The Company has given corporate guarantees to regulatory authorities on behalf of Volcan Investments Limited	115.00	115.00	115.00
(ii)	The Company has given corporate guarantees to other group companies in respect of certain short-term and long-term borrowings	13,737.11	10,648.61	7,717.98
(iii)	Customs duty bond taken for Project Import/ Export	405.15	122.66	175.95
(iv)	Company’s share of oil and gas joint ventures minimum exploration commitments as per the production sharing contracts	18.75	114.48	1,540.94
(v)	Export obligations against the import licenses taken for import of capital goods under the Export promotion Capital Goods Scheme and advance license. In the event of the Company’s inability to meet Export obligations, the Company’s liability, reduced in proportion to actual exports, plus applicable interest shall be Rs.990.4 Crore as at March 31, 2017 (March 31, 2016: Rs.1,518.23 Crore and April 1, 2015: Rs.1,495 Crore)	6,976.05	12,721.09	15,452.41
(vi)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/ 7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years.

277

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

52	Segment Information as per Indian Accounting Standard 108 on Segment Reporting for the year ended March 31, 2017

A)	Description of segment and principle activities

The Company is a diversified natural resource Company engaged in exploring, extracting and processing minerals and oil and gas. The Company produces copper, aluminium, iron ore, oil and gas and commercial power. The Company has five reportable segments: copper, aluminum, iron ore, power, and oil and gas. The management of the Company is organized by its main products: copper, aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (“CODM”). Earnings before Interest, Tax and Depreciation & Amortisation (EBITDA) amounts are evaluated regularly by the Board, which has been identified as the CODM, in deciding how to allocate resources and in assessing performance.

Copper

The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India.

Aluminum

The Company’s aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Odissa in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 530 pots having been comissioned by March 31, 2017.

Iron ore

The Company’s iron ore business consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrian mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India and also has a power plant in state of Goa in India for captive use.

Power

The Company’s power business include 600 MW thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India. During the year three units of 600 MW each at Jharsugda have been converted into captive power plant to commercial power plant to meet the inhouse energy demands. Hence w.e.f. April 01, 2016 the operations of the said units have been included in the aluminium business segment.

Oil and gas

The Company’s is engaged in business of exploration and development and production of oil and gas, having a diversified asset base of six blocks, one in state of Rajasthan in India, one on the west coast of India, four on the east coast of India

The operating segments reported are the segments of the Company for which separate financial information is available. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

For the year ended March 31 2017, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments as at and for the year ended March 31, 2017 and as at March 31, 2016.

278

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

I)	For the year ended and as at March 31, 2017

							(Rs. in Crore)
	Business Segments
Particulars	Copper	Oil and Gas	Aluminium	Iron Ore	Power	Eliminations	Total
Revenue
External revenue[a]	19,011.08	4,357.10	9,898.00	4,276.76	801.93	—	38,344.87
Inter segment revenue	—	—	—	12.87	—	(12.87)	—
Segment revenue	19,011.08	4,357.10	9,898.00	4,289.63	801.93	(12.87)	38,344.87
Results
EBITDA	1,726.34	2,093.35	1,603.32	1,226.86	160.87		6,810.74
Depreciation, depletion and amortisation expense	202.01	1,638.35	892.40	125.43	121.45		2,979.64
Other income [b]	2.26	—	44.54	6.41	11.43		64.64
Segment Results	1,526.59	455.00	755.46	1,107.84	50.85		3,895.74
Unallocated expenses [c]							(165.95)
Less: Finance costs							3,896.16
Add : Other income (excluding exchange difference and deferred grant)							9,640.28
Less: Exceptional items							(1,324.10)
Net Profit before tax							10,798.01
Other information
Segment assets	7,829.94	10,051.79	41,710.24	3,283.30	3,229.82		66,105.09
Financial asset investments							86,085.19
Deferred tax assets							1,958.30
Income tax assets							2,188.77
Cash & cash equivalents (including other bank balances and bank deposits)							1,696.90
Others							8,149.58

Total assets							166,183.83

Segment liabilities	10,863.06	3,232.92	9,366.55	1,446.16	177.10		25,085.79
Borrowings (including interest)							43,955.86
Current tax liability							44.68
Others							17,329.40

Total liabilities							86,415.73

Capital Expenditure [d]	165.98	272.38	1,118.76	45.80	29.12		1,637.22
Non-cash items other than depreciation [e]	—	(251.39)	200.70	—	—		45.84

a)	Includes export incentive of Rs. 155.14 Crore.
b)	Amorisation of duty benefits relating to assets recognised as government grant.
c)	Depreciation, depletion and amortisation expense excludes and unallocated expense includes unallocated deprection of Rs. 6.65 Crore.
d)	Total Capital expenditure includes unallocated capital expenditure of Rs. 5.18 Crore.
e)	Total of non-cash items other than depreciation includes unallocated non-cash items of Rs. 96.53 Crore.

I)	For the year ended and as at March 31, 2016

							(Rs. in Crore)
	Business Segments
Particulars	Copper	Oil and Gas	Aluminium	Iron Ore	Power	Eliminations	Total
Revenue
External revenue [a]	18,804.46	4,649.41	7,929.09	2,425.35	2,120.63	—	35,928.94
Inter segment revenue	—	—	—	2.65	41.44	(44.09)	—

Total revenue	18,804.46	4,649.41	7,929.09	2,428.00	2,162.07	(44.09)	35,928.94

Results
EBITDA	2,338.00	1,870.55	748.20	453.54	397.21		5,807.50

279

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

I)	For the year ended and as at March 31, 2016 (Contd.)

							(Rs. in Crore)
	Business Segments
Particulars	Copper	Oil and Gas	Aluminium	Iron Ore	Power	Eliminations	Total
Depreciation, depletion and amortisation expense	189.24	3,067.55	567.89	128.25	326.87		4,279.80
Other income [b]	1.83	—	27.59	6.59	26.25	—	62.26
Segment Results	2,150.59	(1,197.00)	207.90	331.88	96.59	—	1,589.96
Unallocated expenses [c]							(21.25)
Less: Finance costs							3,600.44
Add : Other income (excluding exchange difference and deferred grant)							9,860.20
Less: Exceptional items							25,588.02
Net Profit/(Loss)							(17,759.55)
Other information
Segment Assets	7,885.46	13,495.12	33,801.70	3,315.66	9,629.09		68,127.03
Financial Asset Investments							101,047.23
Deferred Tax Assets							1,693.05
Income Tax Assets							2,153.31
Cash & Cash Equivalents (including other bank balances and bank deposits)							2,125.80
Others							7,477.99

Total assets							182,624.41

Segment Liabilities	12,424.77	4,283.07	5,524.77	1,029.04	1,268.35		24,530.00
Borrowings (Including interest)							34,082.89
Current Tax Liability							43.74
Others							44,730.34

Total liabilities							103,386.97

Capital Expenditure [d]	105.42	830.85	427.74	69.42	49.96		1,487.62
Non-cash items other than depreciation [e]	—	16,117.52	—	115.44	—		21,084.14

a)	Includes export incentive of Rs. 239.24 Crore.
b)	Amorisation of duty benefits relating to assets recoganised as government grant.
c)	Depreciation, depletion and amortisation expense excludes and unallocated expense includes unallocated deprection of Rs. 7.33 Crore.
d)	Total Capital expenditure includes unallocated capital expenditure of Rs. 4.23 Crore.
e)	Total of non-cash items other than depreciation includes unallocated non-cash items of Rs. 4,851.18 Crore.

I)	As at April 01, 2015

							(Rs. in Crore)
	Business Segments
Particulars	Copper	Oil and Gas	Aluminium	Iron Ore	Power	Eliminations	Total
Segment Assets	7,916.90	31,603.32	34,137.53	3,725.89	10,000.82		87,384.46
Financial Asset Investments							99,319.24
Income Tax Assets							2,218.20
Cash & Cash Equivalents (including other bank balances and bank deposits)							1,012.70
Others							547.64

Total assets							190,482.24

Segment Liabilities	8,869.12	5,681.67	5,558.68	850.54	1,244.97		22,204.98
Borrowings (Including interest)							29,742.88
Deferred Tax Asset							3,704.85
Current Tax Liability							257.17
Others							42,466.05

Total liabilities							98,375.93

280

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

II)	Geographical segment analysis

The following table provides an analysis of the Company’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(Rs. in Crore)
Geographical Segment	Year ended March 31, 2017	Year ended March 31, 2016
Revenue by geographical segment
India	20,460.12	25,039.13
China	5,199.19	3,439.14
UAE	4,150.24	2,409.16
Others	8,535.32	5,041.51

Total	38,344.87	35,928.94

No single customer has accounted for more than 10% of the Company’s revenue for the year ended March 31, 2017 and March 31, 2016.

The following is an analysis of the carrying amount of non-current assets, which do not include deferred tax assets, income tax assets and financial assets analysed by the geographical area in which the assets are located:

			(Rs. in Crore)
Carrying Amount of Segment Assets	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
India	55,303.32	56,607.15	74,059.37
Outside India	—	—	—

Total	55,303.32	56,607.15	74,059.37

Segment Capital Expenditure

		(Rs. in Crore)
	Year ended March 31, 2017	Year ended March 31, 2016
India	1,637.22	1,487.62
Outside India	—	—

Total	1,637.22	1,487.62

Reconciliation between segment revenue and enterprise revenue

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Segment Revenue
- Iron Ore	4,289.63	2,428.00
- Copper	19,011.08	18,804.46
- Aluminium	9,898.00	7,929.09
- Power	801.93	2,162.07
- oil and gas	4,357.10	4,649.41
- Inter Segment Revenue	(12.87)	(44.09)

Total Segment Revenue	38,344.87	35,928.94

Enterprise Revenue
Revenue from operations (Including excise duty)	38,540.42	36,022.57
Less: Other operating revenues (excluding export incentive)	(350.69)	(332.87)
Add: Export incentive	155.14	239.24

Total Segment Revenue	38,344.87	35,928.94

281

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

53	Related Party disclosures

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited

(Ultimate Holding Company)

Intermediate Holding Company

Finsider International Company Limited

Richter Holdings Limited

Twin Star Holdings Limited

Vedanta Resources Cyprus Limited

Vedanta Resources Finance Limited

Vedanta Resources Holdings Limited

Vedanta Resources Plc

Welter Trading Limited

Westglobe Limited

Chairman Emeritus

Mr. Anil Agarwal

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Sterlite Grid Limited

Sterlite Iron and Steel Company Limited

Sterlite Technologies Limited

Sterlite Power Transmission limited

C)	Associates

Gaurav Overseas Private Limited

Raykal Aluminium Company Private Limited

Roshskor Township (Proprietary) Limited

D)	Subsidiaries

Amica Guesthouse (Proprietary) Limited

Bharat Aluminium Company Limited

Black Mountain Mining (Proprietary) Limited

Bloom Fountain Limited

Cairn Energy Australia Pty Limited*

Cairn Energy Discovery Limited

Cairn Energy Gujarat Block 1 Limited

Cairn Energy Holdings Limited*

Cairn Energy Hydrocarbons Limited

Cairn Energy India Pty Limited

Cairn Exploration (No. 2) Limited

Cairn Exploration (No. 6) Limited***

Cairn Exploration (No. 7) Limited*

Cairn India Holdings Limited

Cairn Lanka (Private) Limited

Cairn South Africa (Pty) Limited

CIG Mauritius Holdings Private Limited

CIG Mauritius Private Limited

Copper Mines of Tasmania Pty Limited

Fujairah Gold FZC

Hindustan Zinc Limited

Killoran Lisheen Finance Limited

Killoran Lisheen Mining Limited

Lakomasko B.V.

Lisheen Milling Limited

Malco Energy Limited

Maritime Ventures Private Limited

Monte Cello B.V. (MCBV)

Namzinc (Proprietary) Limited

Paradip Multi Cargo Berth Private Limited

Pecvest 17 Proprietary Limited *

Rosh Pinah Health Care (Proprietary) Limited

Sesa Mining Corporation Limited

Sesa Sterlite Mauritius Holdings Limited#

Sesa Resources Limited

Skorpion Mining Company (Proprietary) Limited

Skorpion Zinc (Proprietary) Limited

Sterlite (USA) Inc.

Sterlite Infraventures Limited **

Sterlite Ports Limited

Talwandi Sabo Power Limited

Thalanga Copper Mines Pty Limited

THL Zinc Holding B.V.

THL Zinc Limited

THL Zinc Namibia Holdings (Proprietary) Limited

THL Zinc Ventures Limited

Twin Star Energy Holdings Limited

Twin Star Mauritius Holdings Limited

Vedanta Exploration Ireland Limited

Vedanta Lisheen Holdings Limited

Vedanta Lisheen Mining Limited

Vizag General Cargo Berth Private Limited

Western Cluster Limited

Goa Sea Port Private Limited

E)	Others

Anil Agarwal Foundation Trust

Vedanta Foundation

Sesa Community Development Foundation

Rampia Coal Mines & Energy Private Limited Sesa Group Employees Provident Fund Vedanta Limited ESOS Trust

Cairn Foundation (formerly known as ‘Cairn Enterprise Centre’)

*	Dissolved during the year
**	Sold during the year
***	Dissolved during the previous year
#	Became indirect subsidiary of the Company during the current year. In the previous year, it was a fellow subsidiary of the Company.

282

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

		(Rs. in Crore)
Disclosure in respect of transactions/balances with related parties	Year ended March 31, 2017	Year ended March 31, 2016
Income:
(i) Revenue from operations
Fujairah Gold FZC	2,035.28	2,219.45
Sterlite Technologies Limited	741.54	776.10
Sterlite Power Transmission limited	7.90	—
Bharat Aluminium Company Limited	968.59	850.12
Malco Energy Limited	4.18	2.30
Sesa Resources Limited	66.95	—
Sesa Mining Corporation Limited	0.72	—
Talwandi Sabo Power Limited	—	0.50
Hindustan Zinc Limited	28.12	51.09
Vizag General Cargo Berth Private Limited	—	0.08

	3,853.28	3,899.64

(ii) Rendering of service
a) Interest and guarantee commission
Malco Energy Limited	—	33.24
Sterlite Iron and Steel Company Limited	0.23	0.53
Bharat Aluminium Company Limited	2.39	2.44
Sterlite Ports Limited	0.13	0.03
Sterlite Infraventures Limited	0.03	0.08
Vizag General Cargo Berth Private Limited	7.50	17.78
Paradip Multi Cargo Berth Private Limited	0.01	0.01
Sterlite Technologies Limited	8.65	1.44
Sesa Resources Limited	15.41	11.98
Copper Mines of Tasmania Pty Limited (CMT)	0.23	—
Konkola Copper Mines	2.61	—
Fujairah Gold FZC	2.49	0.92

	39.68	68.45

(b) Dividend income
Hindustan Zinc Limited	8,064.87	8,311.76
Sterlite Technologies Limited	0.71	0.29

	8,065.58	8,312.05

(c) Outsourcing service fees
Vedanta Resources Plc	3.12	2.77

	3.12	2.77

(d) Other non-operating income
Cairn India Holdings Limited	0.20	—

	0.20	—

Expenditure :
(iii) Purchases:
a) Purchase of goods
Konkola Copper Mines Plc	297.65	5.49
Hindustan Zinc Limited	1.21	—
Sesa Resources Limited	167.30	14.02
Bharat Aluminium Company Limited	396.13	256.06
Maritime Ventures Private Limited	3.21	12.30
Sterlite Technologies Limited	12.89	6.57
Sesa Mining Corporation Limited	141.25	18.88
Vizag General Cargo Berth Private Limited	0.02	0.05
Fujairah Gold FZC	0.56	—

	1,020.22	313.37

283

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

		(Rs. in Crore)
Disclosure in respect of transactions/balances with related parties	Year ended March 31, 2017	Year ended March 31, 2016
b) Power Charges
Malco Energy Limited	39.45	31.86

	39.45	31.86

(iv) Receiving of services
a) Stock options expenses/(recovery)
Vedanta Resources Plc	62.97	79.35
Hindustan Zinc Limited	(20.50)	(26.78)
Bharat Aluminium Company Limited	(10.33)	(12.68)
Talwandi Sabo Power Limited	(1.22)	(2.56)
Malco Energy Limited	(0.55)	(0.95)
Vizag General Cargo Berth Private Limited	0.31	(0.28)
Fujairah Gold FZC	(0.05)	—

	30.63	36.10

b) Allocation of Corporate Expenses:
Hindustan Zinc Limited	(72.41)	(71.22)
Bharat Aluminium Company Limited	(38.58)	(40.02)
Malco Energy Limited	(1.24)	(1.10)

	(112.23)	(112.34)

c) Management Consultancy Services including representative office fees:
Vedanta Resources Plc	33.51	33.00
Hindustan Zinc Limited	(11.38)	(11.47)
Malco Energy Limited	(0.19)	(0.19)
Bharat Aluminium Company Limited	(6.07)	(5.99)

	15.87	15.35

d) (Recovery of) / Reimbursement to /for other expenses (net)
Bharat Aluminium Company Limited	(191.27)	(195.26)
Hindustan Zinc Limited	(48.70)	(42.99)
Malco Energy Limited	(0.20)	(1.47)
Vedanta Resources Plc	40.25	(0.95)
Konkola Copper Mines Plc	(9.76)	(2.98)
Sesa Resources Limited	(18.28)	(1.79)
Sesa Mining Corporation Limited	(2.60)	(0.56)
Western Cluster Limited	—	0.01
Sterlite Technologies Limited	—	(2.16)
Copper Mines of Tasmania Pty Limited	(0.38)	(0.36)
Fujairah Gold FZC	(0.93)	(0.39)
Black Mountain Mining (Pty) Limited	0.14	(1.96)
Talwandi Sabo Power Limited	(5.13)	(1.20)
Vizag General Cargo Berth Private Limited	(0.38)	(0.50)
Paradip Multi Cargo Berth Private Limited	(4.17)	(0.62)
Sterlite Ports Limited	—	(0.03)
Cairn Energy Hydrocarbons Limited	1.41	—
Cairn South Africa (Pty) Limited	0.11	—
Goa Sea Port Private Limited	(0.53)	3.00
Namzinc (Pty) Limited	(3.50)	(0.03)
Sterlite Iron and Steel Company Limited	0.02	—
Vedanta Lisheen Mining Limited	(0.01)	(0.03)
Vedanta Lisheen Holdings Limited	(0.01)	—
Volcan Investments Limited	(1.38)	(1.64)

	(245.30)	(251.91)

284

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

		(Rs. in Crore)
Disclosure in respect of transactions/balances with related parties	Year ended March 31, 2017	Year ended March 31, 2016
e) Corporate Social Responsibility expenditure / Donation
Vedanta Foundation *	18.29	0.86
Cairn Foundation	11.88	22.97

	30.17	23.83

* Includes donation in kind, having fair market value of Rs.11.17 Crore

f) Contribution to Employees Provident Fund Trust
Sesa Goa Employees Provident Fund Trust	23.86	15.66

	23.86	15.66

g) Interest and guarantee commission
Sesa Resources Limited	—	0.08

	—	0.08

h) Other expenses
Sterlite Technologies Limited	—	0.72

	—	0.72

(v) Transfer of Assets
a) Sale of Assets
Konkola Copper Mines	0.53	—
Bharat Aluminium Company Limited	—	0.21
Western Cluster Limited	—	0.01
Hindustan Zinc Limited	0.16	—

	0.69	0.22

b) Purchase of Assets
Hindustan Zinc Limited	0.84	—

	0.84	—

(vi) Dividend paid
Twin Star Holdings Limited	2,682.89	806.94
Finsider International Company Limited	780.91	234.88
Twin Star Mauritius Holdings Limited*	193.65	258.19
Sesa Resources Limited*	9.81	13.08
Westglobe Limited	86.25	25.94
Welter Trading Limited	74.38	22.37
Vedanta Limited ESOS Trust	7.05	—

	3,834.94	1,361.40

* Dividend paid by erstwhile Cairn India Limited

(vii) a. Financial guarantees given	1,853.00	2,614.26
Talwandi Sabo Power Limited	275.00	125.00
Vizag General Cargo Berth Private Limited	30.23	3.91
Copper Mines of Tasmania Pty Limited	23.22	50.25
Thalanga copper mines Pty Limited	—	2,500.00

Bharat Aluminium Company Limited	2,181.45	5,293.42

b. Financial guarantees relinquised
Talwandi Sabo Power Limited	750.00	—
Vizag General Cargo Berth Private Limited	75.00	—
Copper Mines of Tasmania Pty Limited	3.91	29.14
Thalanga copper mines Pty Limited	50.25	22.39

	879.16	51.53

viii) Sale of Investments
Cairn Energy Hydrocarbons Limited (Investment in Cairn Mauritius Holdings Private Limited)	—	0.21
Sterlite Power Transmission Limited (Investment in Sterlite Infraventures Limited)	0.20	—

	0.20	0.21

285

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

			(Rs. in Crore)
Disclosure in respect of transactions/balances with related parties	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
(ix) Balances as at year end
a) Trade Receivables
Fujairah Gold FZC	663.36	620.65	615.71
Bharat Aluminium Company Limited	147.97	124.03	65.78
Sterlite Technologies Limited	—	0.99	15.10
Sterlite Power Transmission Limited	0.11	—	—
Vizag General Cargo Berth Private Limited	—	—	0.02
Talwandi Sabo Power Limited	—	0.50
Sesa Resources Limited	—	5.76	3.83
Hindustan Zinc Limited	—	—	5.35
Copper Mines of Tasmania Pty Limited	—	—	5.91
Western Cluster Limited	0.01	0.01	—

	811.45	751.94	711.70

b) Loans given
Sterlite Ports Limited	4.41	3.10	2.75
Sterlite Infraventures Limited *	—	2.37	2.22
Vizag General Cargo Berth Private Limited	7.75	193.50	—
Paradip Multi Cargo Berth Private Limited	0.16	0.11	—
Sesa Resources Limited	132.79	193.86	153.01
Sterlite Iron and Steel Company Limited	4.41	4.37	6.75
Cairn South Africa Proprietary Limited	—	0.11	0.16
Vedanta Limited ESOS Trust	103.42	—	—

	252.94	397.42	164.89

* The loan was converted into equity during the current year [Refer note 6(f)]

c) Other receivables
Talwandi Sabo Power Limited	1.56	2.12	0.56
Sesa Resources Limited	—	—	2.04
Bharat Aluminium Company Limited	73.88	34.12	5.78
Sterlite Iron and Steel Company Limited	12.15	11.95	11.47
Hindustan Zinc Limited	21.46	27.96	10.55
Malco Energy Limited	32.53	33.31	135.67
Konkola Copper Mines Plc	7.50	0.06	1.87
Sterlite Ports Limited	0.51	0.40	0.35
Sterlite Technologies Limited	0.23	0.23	0.26
Sterlite Infraventures Limited	—	0.26	0.19
Volcan Investments Limited	2.33	0.96	2.69
Paradip Multi Cargo Berth Private Limited	4.91	5.05	4.42
Sesa Mining Corporation Limited	—	—	2.07
Vizag General Cargo Berth Private Limited	1.60	4.59	0.36
Vedanta Lisheen Mining Limited	0.01	0.01	—
Sterlite Grid Limited	—	—	0.18
Maritime Ventures Private Limited	—	0.15	—
Black Mountain Mining (Pty) Limited	0.14	0.95	0.22
Copper Mines of Tasmania Pty Limited	—	5.82	5.91
Vedanta Resources Plc	—	21.88	—
Namzinc (Pty) Limited	—	0.01	0.02
Fujairah Gold FZC (April 01, 2015 - Rs.18,763)	0.04	0.01	0.00
Western Cluster Limited	—	—	0.02

	158.85	149.84	184.63

286

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

			(Rs. in Crore)
Disclosure in respect of transactions/balances with related parties	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
d) Other current assets - Advance to suppliers
Konkola Copper Mines Plc	140.09	33.26	—
Copper Mines of Tasmania Pty Limited	—	33.55	—

	140.09	66.81	—

e) Material on loan on returnable basis
Bharat Aluminium Company Limited	—	—	2.47

	—	—	2.47

f) Dividend receivable
Hindustan Zinc Limited	7,543.67	6,583.57	—

	7,543.67	6,583.57	—

g) Trade payables
Hindustan Zinc Limited	0.09	1.70	—
Fujairah Gold FZC	0.01	—	—
Sesa Resources Limited	15.78	—	—
Sesa Mining Corporation Limited	43.75	7.55	—
Malco Energy Limited (April 01, 2015 : Rs.40,376)	13.56	0.50	0.00
Black Mountain Mining (Pty) Limited	0.18	—	0.01
Konkola Copper Mines Plc	7.90	0.51	—
Vedanta Resources Plc	8.76	—	—
Vizag General Cargo Berth Private Limited	0.01	—	—
Sterlite Technologies Limited	0.84	—	—
Goa Sea Port Private Limited	0.53	—	—
Cairn Energy Hydrocarbons Limited	1.41	—	—
Cairn Foundation	18.27	16.93	0.40

	111.09	27.19	0.41

h) Other payables
Malco Energy Limited	0.05	2.94	—
Hindustan Zinc Limited	0.02	0.02	—
Vedanta Resources Plc	12.27	—	182.17
Bharat Aluminium Company Limited	0.01	—	24.63
Talwandi Sabo Power Limited	—	—	—
Konkola Copper Mines Plc	0.14	—	—
Maritime Ventures Private Limited	—	0.01	0.17
Western Cluster Limited	—	—	0.01
Fujairah Gold FZC	0.03	—	—
Vizag General Cargo Berth Private Limited	—	0.05	—
Sesa Resources Limited	—	—	0.24
Cairn Energy Hydrocarbons Limited	—	—	0.01
Sesa Group Employees Provident Fund	1.29	1.60	1.70

	13.81	4.62	208.93

i) Other Current liabilities- Advance from Customers
Sterlite Technologies Limited	13.91	6.43	—

	13.91	6.43	—

j) Dividend Payable
Twin Star Holdings Limited	2,441.50	—	—
Finsider International Company Limited	710.65	—	—
Westglobe Limited	78.49	—	—
Welter Trading Limited	67.69	—	—
Vedanta Limited ESOS Trust	7.05	—	—

	3,305.37	—	—

287

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Disclosure in respect of transactions/balances with related parties	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
k) Short-term borrowings
Sesa Resources Limited	—	—	7.52

	—	—	7.52

l) Financial guarantee given
Talwandi Sabo Power Limited	10,693.00	9,590.00	6,975.74
Vizag General Cargo Berth Private Limited	458.24	258.24	522.24
Bharat Aluminium Company Limited	2,500.00	2,500.00	—
Copper Mines of Tasmania Pty Limited	30.23	3.91	29.14
Thalanga copper mines Pty Limited	23.22	50.25	22.39
Western Cluster Limited	32.42	33.17	31.30
Volcan Investments Limited*	115.00	115.00	115.00
Rampia Coal Mines & Energy Private Limited	—	—	22.17

	13,852.11	12,550.57	7,717.98

*       Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

m) Financial guarantee taken
Vedanta Resources Plc	4,167.74	—	75.00

	4,167.74	—	75.00

(x) Transactions during the year		Year ended March 31, 2017	(Rs. in Crore) Year ended March 31, 2016
a)	Loans Given during the year
	Paradip Multi Cargo Berth Private Limited	0.05	0.11
	Sterlite Ports Limited	1.98	0.35
	Sterlite Infraventures Limited	0.08	0.15
	Sesa Resources Limited	6.76	81.93
	Vizag General Cargo Berth Private Limited	78.75	225.00
	Sterlite Iron and Steel Company Limited	0.05	0.07
	Vedanta Limited ESOS Trust	108.42	—

		196.09	307.61

b)	Loans Repaid during the year
	Sesa Resources Limited	67.83	41.08
	Sterlite Ports Limited	0.67	—
	Vizag General Cargo Berth Private Limited	264.50	31.50
	Sterlite Iron and Steel Company Limited	—	2.45
	Vedanta Limited ESOS Trust	5.00	—
	Cairn South Afirca (Pty) Limited	0.11	0.16

		338.11	75.19

288

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

(x) Transactions during the year		Year ended March 31, 2017	(Rs. in Crore) Year ended March 31, 2016
c)	Investments made during the year
	Gaurav Overseas Private Limited	—	0.11
	Malco Energy Limited	107.18	6,011.23
	Bloom Fountain Limited	14,729.58	—
	Vedanta Limited ESOS Trust (Rs. 5000)	0.00	—
	CIG Mauritius Holding Private Limited	—	264.23
	Erstwhile Cairn India Limited from subsidiaries*	715.35	2009.34

		15,552.11	8,284.91

*	March 31, 2017 purchase of investment from Sesa Sterlite Mauritius Holdings Limited and March 31, 2016 purchase from Twin Star Mauritius Holdings Limited

		Year ended March 31, 2017	(Rs. in Crore) Year ended March 31, 2016
d)	Short-term Borrowings repaid during the year
	Sesa Resources Limited	—	7.52

		—	7.52

The remuneration of key management personnel of the Company are set out below in aggregate for each of the categories specified in Ind AS 24 Related Party disclosures.

		Year ended March 31, 2017	(Rs. in Crore) Year ended March 31, 2016
(xi)	Remuneration of key management personnel (KMP)
	Short-term employee benefits	34.51	34.09
	Post employment benefits*	2.62	2.62
	Share based payments	7.69	6.63

		44.82	43.34

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

	Year ended March 31, 2017	(Rs. in Crore) Year ended March 31, 2016
Commission/sitting fees
To Independent Directors	3.34	3.21
To other KMPs and their relatives	0.19	0.19

289

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

54	Subsequent events

Subsequent to the Balance Sheet date

- 525,000 tonnes Jharsuguda-I smelter suffered an pot outage incident wherein 228 pots out of the total 608 pots were damaged and taken out of production, resulting in reduced production for a temporary period. No material loss is expected as a result of the above.

55.	First-time adoption of Ind AS

These are the Company’s first financial statements prepared in accordance with Ind AS. The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended March 31, 2017 and the comparative period information.

For all periods up to and including the year ended March 31, 2016, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles (GAAP) in India and complied with the accounting standards as notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent applicable, and the presentation requirements of the Companies Act, 2013 (Previous GAAP).

The transition to Ind AS was carried out in accordance with Ind AS 101, with April 1, 2015 being the date of transition. This note explains the exemptions on the first- time adoption of Ind AS availed in accordance with Ind AS 101 and an explanation of how the transition from previous GAAP to Ind AS has affected the Company’s financial position, financial performance and cash flows.

Exemptions availed and mandatory exceptions

Ind AS 101 First-time Adoption of Indian Accounting Standards allows first-time adopters certain exemptions from retrospective application of certain requirements under Ind AS. Set out below are the applicable Ind AS 101 optional exemptions and mandatory exceptions applied in the transition from previous GAAP to Ind AS.

A)	Ind AS optional exemptions

i)	Fair valuation as deemed cost for certain items of Property, Plant and Equipment

Ind AS 101 permits an entity to elect to measure an item of property, plant and equipment at the date of transition to Ind AS at its fair value and use that fair value as its deemed cost at that date.

Accordingly, the Company has elected to use the fair value of certain items of property, plant and equipment on the date of transition and designate the same as deemed cost on the date of transition. Fair value has been determined, by obtaining an external third party valuation, with reference to the depreciated replacement cost of similar assets, a level 3 valuation technique. For the remaining assets, the Company has applied Ind AS retrospectively, from the date of their acquisition.

ii)	Designation of previously recognised financial instruments

Ind AS 101 allows an entity to designate investments in equity instruments at FVOCI on the basis of the facts and circumstances at the date of transition to Ind AS.

The Company has elected to apply this exemption for its equity investment.

iii)	Long Term Foreign Currency Monetary Items

Ind AS 101 allows a first-time adopter to continue the policy adopted for the accounting for exchange differences arising on translation of the long-term foreign currency monetary items recognised in the financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period as per previous GAAP.

The Company has opted for this exemption and continued its previous GAAP policy for accounting of exchange differences on long-term foreign currency monetary items recognized in the previous GAAP financial statements for the year ended March 31, 2016. Accordingly, foreign currency differences on such items attributable to the acquisition of property, plant and equipment are adjusted against their cost and depreciated prospectively over the remaining useful lives.

iv)	Investments in subsidiaries, joint ventures and associates

Ind AS 101 permits a first-time adopter to measure its investments in subsidiaries, joint ventures and associates at deemed cost. The deemed cost of such an investment could be either (a) its fair value at the date of transition; or (b) previous GAAP carrying amount at that date. The option may be exercised individually and separately for each item of investment.

Accordingly, the Company has opted to measure its investments in subsidiaries, joint ventures and associates at deemed cost, i.e. previous GAAP carrying amount, except for its investment in Hindustan Zinc Limited, which has been measured at fair value at the date of transition. Fair value has been determined with reference to the quoted market price of Hindustan Zinc Limited as at the date of transition to Ind AS, a level 1 technique.

v)	Compound financial instruments

Ind AS 101 permits a first-time adopter not to split the compound financial instrument into separate liability and equity components in accordance with Ind AS 32 Financial Instruments: Presentation, if the liability component is no longer outstanding at the date of transition to Ind AS.

290

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Accordingly, as the liability component of compound financial instrument was no longer outstanding at the date of transition to Ind AS, the Company has elected not to apply Ind AS 32 retrospectively to split the liability and equity components of the instrument.

vi)	Cumulative translation differences

Ind AS 21 ‘The effects of changes in Foreign Exchange Rates’ requires an entity to recognize the translation differences relating to foreign operations in other comprehensive income (and accumulate them in a separate component of equity) and on disposal of such foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal.

Ind AS 101 allows an entity to elect not to apply the requirements of Ind AS 21 retrospectively and set the cumulative translation differences for to zero as at the date of transition.

The Company has elected to avail the above exemption

B)	Ind AS mandatory exceptions

i)	Accounting estimates

An entity’s estimates in accordance with Ind AS at the date of transition to Ind AS shall be consistent with estimates made for the same date in accordance with previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

Ind AS estimates as at April 1, 2015 are consistent with the estimates as at the same date made in conformity with previous GAAP. The Company made estimates for following items in accordance with Ind AS at the date of transition as these were not required under previous GAAP:

•	Investment in equity instruments carried at FVOCI;

•	Other investments carried at FVTPL or FVOCI

ii)	Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in Ind AS 109, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of April 1, 2015, are reflected as hedges in the Company’s results under Ind AS.

The Company had designated various hedging relationships as cash flow and fair value hedges under the previous GAAP. On date of transition to Ind AS, the Company had assessed that all the designated hedging relationship qualifies for hedge accounting as per Ind AS 109. Consequently, the Company continues to apply hedge accounting on and after the date of transition to Ind AS.

iii)	De-recognition of financial assets and liabilities

Ind AS 101 requires a first-time adopter to apply the de- recognition provisions of Ind AS 109 prospectively for transactions occurring on or after the date of transition to Ind AS. However, Ind AS 101 allows a first-time adopter to apply the de-recognition requirements in Ind AS 109 retrospectively from a date of the entity’s choosing, provided that the information needed to apply Ind AS 109 to financial assets and financial liabilities derecognised as a result of past transactions was obtained at the time of initially accounting for those transactions.

The Company has elected to apply the de-recognition provisions of Ind AS 109 prospectively from the date of transition to Ind AS.

iv)	Classification and measurement of financial assets

Ind AS 101 requires an entity to assess classification of financial assets on the basis of facts and circumstances existing as on the date of transition. Further, the standard permits measurement of financial assets accounted at amortised cost based on facts and circumstances existing at the date of transition if retrospective application is impracticable.

Accordingly, the Company has determined the classification of financial assets bases on facts and circumstances that exist on the date of transition. Measurement of the financial assets accounted at amortised cost has been done retrospectively except where the same is impracticable.

291

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

55	First-time adoption of Ind AS

C)	Reconciliations of Equity as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

Equity Reconciliation as at April 01, 2015

										(Rs. in Crore)
Particulars	Note	Share capital	Capital reserve	Securities premium	Retained earnings	Amalgamation Reserve	Other reserves	Equity instruments through OCI	Effective portion of Cash flow hedges	Total
Equity as per previous GAAP
Vedanta Limited		296.50	131.76	19,964.95	12,937.98	2.14	746.76	—	(22.22)	34,057.87
Cairn India Limited		1,874.85	—	19,042.96	15,867.46	—	265.83	—	—	37,051.10
Ind AS adjustments
Vedanta Limited
Increase in investment in subsidiary on fair valuation	1(i)	—	—	—	43,296.46	—	—	—	—	43,296.46
Change in value of certain items of Property, Plant and Equipments on fair valuation, net of effect of depreciation thereon	1(ii)	—	—	—	3,610.57	—	—	—	—	3,610.57
Dividend and tax on dividend recognised in subsequent year	1(iii)	—	—	—	698.97	—	—	—	—	698.97
Other adjustments	1(iv)	—	(1.05)	—	58.40	—	(0.03)	15.27	—	72.59
Deferred tax impact	1(v)	—	—	—	(1,091.35)	—	—	—	7.57	(1,083.78)
Cairn India Limited
Effect of measuring current investments at fair value through profit or loss	2(i)	—	—	—	1,323.39	—	—	—	—	1,323.39
Dividend and tax on dividend recognized in subsequent year	2(ii)	—	—	—	899.89	—	—	—	—	899.89
Change in depletion, depreciation and carrying value of exploration costs	2(iii)	—	—	—	692.54	—	—	—	—	692.54
Discounting of site restoration liability	2(iv)	—	—	—	162.39	—	—	—	—	162.39
Other adjustments	2(vii)	—	—	—	34.49	—	—	—	—	34.49
Deferred tax impact	1(v)	—	—	—	(240.15)	—	—	—	—	(240.15)
Merged entity
Effect of merger as described in note 4 including deferred tax impact thereon		(1,799.60)	29,378.42	(19,998.78)	(7,572.37)	(7.67)	—	—	—	—
Amortisation and impairment of oil and gas assets	3(i)	—	—	—	(18,522.06)	—	—	—	—	(18,522.06)
Impairment of investment in subsidiaries transferred on merger	3(i)	—	—	—	(2,837.48)	—	—	—	—	(2,837.48)
Net expense on recognition of obligations undertaken pursuant to the merger (refer note 4)		—	(472.22)	—	(11,310.61)	—	—	—	—	(11,782.83)
Deferred tax impact	1(v)	—	—	—	4,672.35	—	—	—	—	4,672.35
Equity as per Ind AS		371.75	29,036.91	19,009.13	42,680.87	(5.53)	1,012.56	15.27	(14.65)	92,106.31

292

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

55	First-time adoption of Ind AS (contd.)

C)	Reconciliations of Equity as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

Equity Reconciliation as at March 31, 2016

												(Rs. in Crore)
Particulars	Note	Share capital	Capital reserve	Securities premium	Retained earnings	Fixed asset revaluation reserve	Currency translation reserve	Amalgamation Reserve	Other reserves	Equity instruments through OCI	Effective portion of Cash flow hedges	Total
Equity as per Indian GAAP
Vedanta Limited		296.50	131.76	19,964.95	16,932.86	5,397.40		2.14	1,186.92	—	(3.97)	43,908.56
Cairn India Limited		1,874.86	—	19,043.22	16,056.20	—	—	—	284.56	—	—	37,258.84
Ind AS adjustments
Vedanta Limited
Increase in investment in subsidiary on fair valuation	1(i)	—	—	—	43,296.46	—	—	—	—	—	—	43,296.46
Change in value of certain items of Property, Plant and Equipments on fair valuation, net of effect of depreciation thereon	1(ii)	—	—	—	3,672.45	(5,397.40)	—	—	—	—	—	(1,724.95)
Other adjustments	1(iv)	—	(1.05)	—	62.18	—	—	—	0.71	32.31	—	94.15
Deferred tax impact	1(v)	—	—	—	(600.26)	—	—	—	—	—	1.54	(598.72)
Cairn India Limited
Effect of measuring current investments at fair value through profit or loss	2(i)	—	—	—	1,621.66	—	—	—	—	—	—	1,621.66
Dividend and tax on dividend recognized in subsequent year	2(ii)	—	—	—	676.96	—	—	—	—	—	—	676.96
Change in depletion, depreciation and carrying value of exploration costs	2(iii)	—	—	—	88.70	—	—	—	—	—	—	88.70
Discounting of site restoration liability	2(iv)	—	—	—	133.48	—	—	—	—	—	—	133.48
Other adjustments	2(vii)	—	—	—	(89.95)	—	—	—	—	—	—	(89.95)
Effect of foreign currency translation	2(vi)	—	—	—	—	—	470.60	—	—	—	—	470.60
Deferred tax impact	1(v)	—	—	—	(147.73)	—	—	—	—	—	—	(147.73)
Merged entity
Effect of merger as described in note 4 including deferred tax impact thereon		(1,799.61)	29,378.42	(19,999.04)	(7,572.37)	—	—	(7.40)	—	—	—	—
Amortisation and impairment of oil and gas assets	3(i)	—	—	—	(33,881.48)	—	—	—	—	—	—	(33,881.48)
Impairment of investment in subsidiaries transferred on merger	3(i)	—	—	—	(6,562.32)	—	—	—	—	—	—	(6,562.32)
Net expense on recognition of obligations undertaken pursuant to the merger (refer note 4)		—	(472.22)	—	(15,428.00)	—	—	—	—	—	—	(15,900.22)
Other adjustments		—	—	—	3.61	—	—	—	—	—	—	3.61
Deferred tax impact	1(v)	—	—	—	9,989.20	—	—	—	—	—	—	9,989.20
Effect of foreign currency translation	3(ii)	—	—	—	—	—	600.59	—	—	—	—	600.59
Equity as per Ind AS		371.75	29,036.91	19,009.13	28,251.65	—	1,071.19	(5.26)	1,472.19	32.31	(2.43)	79,237.44

293

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

D)	Reconciliations of net profit as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

		(Rs. in Crore)
Particulars	Note	Year ended March 31, 2016
Profit as per Indian GAAP
Vedanta Limited		5,471.88
Cairn India Limited		853.53
Ind AS adjustments
Vedanta Limited
Depreciation on fair valuation of items of property plant and equipment assets	1(ii)	61.88
Others	1(iv)	2.38
Deferred tax impact	1(v)	491.74
Cairn India Limited
Effect of measuring current investments at fair value	2(i)	298.25
Change in depletion, depreciation and exploration costs	2(iii)	(101.22)
Effect of reversal of impairment charge due to differences in carrying value of underlying assets	2(iii)	(502.62)
Effect of unwinding of discount on site restoration liability	2(iv)	(29.33)
Others	2(vii)	(123.67)
Deferred tax impact	1(v)	92.53
Merged entity
Amortisation and impairment of oil and gas assets	3(i)	(15,359.43)
Impairment of investment in subsidiaries of Cairn India Limited	3(i)	(3,724.85)
Net expense on recognition or settlement of obligations undertaken pursuant to the merger (Refer note 4)		(4,480.09)
Dividend from Cairn India Limited reversed		(177.81)
Others		3.75
Deferred tax impact	1(v)	5,316.85
Loss as per Ind AS		(11,906.23)
Add: Other Comprehensive Income	4	1,100.64

Total Comprehensive Income		(10,805.59)

Notes -

1.	Vedenta Limited

i)	Investment in subsidiaries, joint ventures and associates – Fair valuation as deemed cost:

The Company has elected to measure investment in equity shares of Hindustan Zinc Limited at the date of transition at its fair value and use that fair value as its deemed cost as at that date. Accordingly investments in equity shares of subsidiaries has increased by Rs. 43,296.46 Crore as at March 31, 2016 and April 01, 2015 with a corresponding credit to retained earnings.

ii)	Property, plant and equipment- Government grant and fair valuation as deemed cost for certain items:

Under Ind AS, the transfer of resources from the government in the form of a waiver of duty needs to be accounted for as government grant. Accordingly, the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of plant and equipments has been recognised as government grant by an increase in the carrying value of plant and equipment with a corresponding credit to the deferred government grant. The increase in the value of plant and equipment is depreciated over the balance useful life of the asset. The deferred grant revenue is released to the profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset. Under Previous GAAP such benefits were being netted off with the cost of the respective item of plant and equipment. This has resulted in net increase in the value of plant and equipment and capital work-in-progress by Rs. 2,663.66 Crore and Rs. 2,725.92 Crore as at March 31, 2016 and April 01, 2015 respectively. There is no resultant impact on equity.

Further, as explained above, the Company has elected to measure certain items of property, plant and equipment at the date of transition at its fair value and use that fair value as its deemed cost as at that date. For the remaining assets, the Company has applied Ind AS retrospectively, from the date of their acquisition. A similar revaluation of assets was carried out under previous GAAP during the year ended March 31, 2016, which has been reversed on transition. Accordingly, this has resulted in net decrease in the value of property, plant and equipment by Rs.1,724.95 Crore and increase by Rs. 3,610.57 Crore as at March 31, 2016 and April 1, 2015 respectively with corresponding adjustment to equity. Consequentially, the depreciation charge for year ended March 31, 2016 is lower by Rs. 61.88 Crore.

294

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

iii)	Proposed dividend: Under the previous GAAP, dividend payable is recognised as a liability in the period to which it relates. Under Ind AS, dividend to holders of equity instruments is recognised as a liability in the period in which the obligation to pay is established.

Under the previous GAAP, dividends proposed by the Board of Directors after the balance sheet date but before the approval of the financial statements were considered as adjusting events. Accordingly, provision for proposed dividend was recognised as a liability. Under Ind AS, such dividends are recognised when the same is approved by the shareholders in the general meeting. Accordingly, the liability for proposed dividend of Rs. 698.97 Crore as at April 01, 2015 (including tax on proposed dividend of Rs. 2.19 Crore) included under provisions has been reversed with corresponding adjustment to retained earnings. Consequently, the total equity increased by equivalent amounts.

iv)	Others: Others include following:

				(Rs. in Crore)
	Note Ref.	Equity as at March 31, 2016	Equity as at April 01, 2015	Profit for the year ended March 31, 2016
Deferred sales tax liability	a)	36.54	42.29	(5.75)
Investment in Equity instruments	b)	32.31	19.77	(4.50)
Re-measurement gains or losses	c)	—	—	(0.58)
Other Adjustments	d)	25.30	10.53	13.21

Total		94.15	72.59	2.38

a)	Deferred Sales tax liability: Under Ind AS, the benefit of government loans with subsidised/nil interest is accounted for as government grant, measured as the difference between the fair value determined in accordance with Ind AS 109 and the proceeds received from the loan.

Such borrowings were initially measured at fair value and thereafter at amortised cost as at March 31, 2016 and April 01, 2015 leading to a reduction in loan value by Rs. 36.54 Crore and Rs. 42.29 Crore respectively with a corresponding increase in retained earnings. Loss before tax for the year ended March 31, 2016 has increased by Rs. 5.75 Crore on account of recognition of interest at effective interest rate.

b)	Investment in equity instruments of a company, other than subsidiaries, associates and joint ventures: Under the previous GAAP, investments in equity instruments were carried at cost less provision for other than temporary decline in the value of such investments. Under Ind AS, such investments (in Companies other than subsidiaries, joint ventures and associates) are required to be measured at fair value. These investments have been designated as Fair Value through OCI and accordingly, the fair value changes with respect to such investments have been recognised in OCI – ‘Equity investments at FVOCI’ and subsequently in other comprehensive income for the year ended March 31, 2016. This has resulted in increase in the carrying value of investment by Rs. 32.31 Crore and Rs. 19.77 Crore as at March 31, 2016 and April 01, 2015 respectively with corresponding adjustment to equity. The effect of the same has led to an increase in other comprehensive income of Rs. 17.04 Crore and decrease in the statement of profit and loss by Rs. 4.50 Crore for the year ended March 31, 2016.
c)	Re-measurement gains or losses: Ind AS 19 Employee Benefits requires the impact of re-measurement in net defined benefit liability (asset) to be recognized in other comprehensive income (OCI). Re-measurement of net defined benefit liability (asset) comprises actuarial gains and losses, return on plan assets (excluding interest on net defined benefit asset/liability). However, under previous GAAP this is recognised in the statement of profit and loss.

d)	Other adjustments: Other adjustments include adjustment in respect of effective interest rate in case of borrowings, capitalisation of major inspection and overhaul costs, etc.

v)	Deferred Tax: Previous GAAP requires deferred tax accounting using the income statement approach, which focuses on differences between taxable profits and accounting profits for the period. Ind AS 12 requires entities to account for deferred taxes using the balance sheet approach, which focuses on temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. The application of Ind AS 12 approach has resulted in recognition of deferred tax on new temporary differences which was not required under Previous GAAP.

In addition, the various transitional adjustments lead to temporary differences. According to the accounting policies, the Company has to account for such differences. Deferred tax has been recognised on such temporary differences.

vi)	Sale of goods: Under Previous GAAP, sale of goods was presented as net of excise duty. However, under Ind AS, sale of goods includes excise duty. Excise duty on sale of goods is separately presented in the statement of profit and loss. Thus sale of goods under Ind AS for the year ended March 31, 2016 has increased by Rs. 1,928.29 Crore with a corresponding increase in other expense.

295

stronger. smarter. sustainable.	FINANCIAL STATEMENTS (STANDALONE)

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

2.	Cairn India Limited

i)	Current investments: Under the Previous GAAP, investments were measured at lower of cost or fair value. Under Ind AS, these investments are required to be measured at fair value through profit or loss or through Other Comprehensive Income. The resulting fair value changes of these investments is recognised in retained earnings/equity as at the date of transition and subsequently in profit or loss/other comprehensive income for the year ended March 31, 2016.

Accordingly, there is an increase in the retained earnings by Rs. 1,621.66 Crore and Rs. 1,323.39 Crore as at March 31, 2016 and April 1, 2015 respectively and profit before tax for the year ended March 31, 2016 has increased by Rs. 298.25 Crore.

ii)	Proposed dividend (Refer Note 1 (iii) above):

The liability for proposed dividend of Rs. 676.96 Crore and Rs. 899.89 Crore as at March 31, 2016 and April 01, 2015 respectively, (including tax on proposed dividend of Rs. 114.50 Crore and Rs. 149.94 Crore respectively) included under provisions has been reversed with corresponding adjustment to retained earnings. Consequently, the total equity increased by equivalent amounts.

iii)	Change in depletion, depreciation and carrying value of exploration costs:

Net impact is mainly on account of following transactions:

a)	Exploration intangible assets under development: Under Previous GAAP, exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells was expensed in the period in which they were incurred. Drilling costs were written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

Under Ind AS, exploration expenditure incurred in the process of determining oil & gas exploration targets is capitalised initially within property, plant and equipment – exploration and evaluation assets and subsequently allocated to drilling activities. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial. The resulting adjustment has been recognised against retained earnings.

b)	Depletion: For depletion accounting in Oil and Gas business, previous GAAP specified use of working interest on proved and developed reserves (or 1P reserves) with current asset base, for calculation of depletion under unit of production methodology. However, under Ind AS proved and probable reserves (or 2P reserves) on entitlement interest basis are required to be depleted. Similarly, the future capex estimated to develop those undeveloped reserves is required to be added to the current asset base for depletion computation.

Accordingly, property, plant and equipment has increased by Rs. 88.70 Crore as at March 31, 2016 and Rs. 692.54 Crore as at April 01, 2015 respectively with a corresponding credit to retained earnings. The loss before tax for the year ended March 31, 2016 has increased by Rs. 603.84 Crore.

iv)	Property, plant and equipment - Site restoration obligation: - Under Previous GAAP, the full cost of site restoration was recognised as a liability when the obligation to rectify environmental damage arose. The site restoration cost forms part of the cost of the related asset. Under Ind AS, the site restoration cost is recognised in full, on a discounted basis, as an asset, and on a similar basis decommissioning liability is recognised. The difference on account of the same has been recognised in retained earnings.

Accordingly, ‘Provision for restoration, rehabilitation and environmental costs’ has decreased by Rs. 133.48 Crore as at March 31, 2016 and by Rs. 162.39 Crore as at April 01, 2015. The provision so decreased is compounded over the useful life for the time value of money.

Consequently, the retained earnings increased by Rs. 133.48 Crore and Rs. 162.39 Crore as at March 31, 2016 and April 01, 2015 respectively. Loss before tax for the period ended on March 31, 2016 has increased by Rs. 29.33 Crore on account of unwinding of provision.

v)	Grossing up of Joint Operation liabilities: Under Previous GAAP, the Cairn India Limited (Cairn) accounts for its share of the assets and liabilities of Joint Ventures involving joint control of assets along with income and expenses in which it holds a participating interest. Under Ind AS if Cairn participates in unincorporated Joint Arrangements which involves the joint control of assets, Cairn accounts for its share of liabilities of the Joint Operation in which Cairn holds an interest, classified in the appropriate Balance Sheet heading on a gross basis, i.e. the liabilities to be settled by all partners are grossed up in operator’s books to represent total Joint Operation liabilities, with a corresponding receivable from other venture partners.

vi)	Functional Currency: Under the previous GAAP, Cairn India was preparing its financial statements in Indian Rupee. Accordingly, the impact of exchange fluctuation on all monetary items denominated in non-Indian Rupee was accounted for in the statement of profit and loss.

Ind AS 21 requires the assessment of functional currency basis the conditions specified therein. Given the requirements of the Production Sharing Contract (PSC), US dollar denominated revenues and most of the joint venture’s direct operating spends denominated in US Dollars (‘USD’), Cairn India has determined USD as the functional currency for its JV operations. Accordingly, under Ind AS, exchange fluctuation on non USD denominated monetary items in oil and gas operations would be accounted for in the statement of profit and loss.

296

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Further, the Company’s reporting currency remains to be Indian Rupee, the impact on account of translation of items for which functional currency is USD are accounted for in “Other Comprehensive Income (OCI)” as part of Foreign Exchange Translation Reserve (FCTR).

Consequently, the currency translation reserve as at March 31, 2016 has increased by Rs. 470.60 Crore. The retained earnings as at March 31,2016 has decreased by Rs. 109.45 Crore and as at April 01,2015 has increased by Rs. 6.04 Crore and loss before tax for the year ended March 31,2016 has increased by Rs. 115.49 Crore

vii)	Others: Others include following

	Equity as at March 31, 2016	Equity as at April 01, 2015	Profit for the year ended March 31, 2016
Change in Inventory due to change in depletion, depreciation and amortisation	0.05	14.74	(14.69)
Reversal of lease equalisation liability	19.45	13.71	5.74
Change in foreign exchange fluctuation gain / (loss) (Refer 2(vi)) above)	(109.45)	6.04	(115.49)
Remeasurement gains and losses	—	—	0.77

Total	(89.95)	34.49	(123.67)

viii)	Remeasurement gains and losses:

Refer note 1 (iv) (c) above

ix)	Inventories of stores and spares related to exploration and development activities: Under Previous GAAP, the inventory of stores and spares related to exploration and development activities was treated as Inventory. Under Ind AS it is treated as an asset and capitalised in the books and depleted over the life of the asset.

3.	Merged Entity (Refer note 4)

i.	Amortisation and impairment of oil and gas assets and impairment of investment in subsidiaries: Amortisation of oil and gas assets in accordance with the depletion policy recognised. Impairment of oil and gas assets and investment in subsidiaries recognised consequent to fall in oil prices [Refer note 34 (b)]

ii)	Effect of foreign currency translation: Refer note 2 (vi) above. The currency translation reserve as at March 31,2016 has increased by Rs. 600.59 Crore
4.	Other Comprehensive Income (OCI):

Includes :

(a) Foreign currency translation reserve of Rs.1,071.19 Crore described in 2 (vi) and 3 (ii) above,

(b) Fair value gains of Rs. 17.04 Crore on equity instruments as described in 1 (iv) (b) above ; and

(c) Other adjustments of Rs. 12.22 Crore.

E).	Reconciliation of cash flows for the year ended March 31, 2016

The adjustments as explained above, are of non-cash nature and accordingly, there are no material differences in cash flows from operating, investing and financing activities as per the Previous GAAP and as per Ind AS.

As per our report of even date For S.R. Batliboi & Co. LLP Chartered Accountants	For and on behalf of Board of Directors Navin Agarwal Executive Chairman	Thomas Albanese Whole-Time Director & Chief Executive Officer DIN 06853915
ICAI Firm Registration No: 301003E/E300005	DIN 00006303

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

297

stronger. smarter. sustainable.

INDEPENDENT AUDITOR’S REPORT

To the Members of Vedanta Limited

Report on the Consolidated Ind AS Financial Statements

We have audited the accompanying consolidated Ind AS financial statements of Vedanta Limited (hereinafter referred to as “the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) its associates and jointly controlled entities, comprising of the consolidated Balance Sheet as at March 31, 2017, the consolidated Statement of Profit and Loss including statement of Other Comprehensive Income, the consolidated Cash Flow Statement, the consolidated Statement of Changes in Equity for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as ‘the consolidated Ind AS financial statements’).

Management’s Responsibility for the Consolidated Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of these consolidated Ind AS financial statements in terms of the requirement of the Companies Act, 2013 (“the Act”) that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associates and jointly controlled entities in accordance with accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with the Companies (Indian Accounting Standard) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associates and jointly controlled entities are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and of its associates and jointly controlled entities and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated Ind AS financial statements by the Directors of the Holding Company, as aforesaid.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated Ind AS financial statements based on our audit.

While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder. We conducted our audit in accordance with the Standards on Auditing, issued by the Institute of Chartered Accountants of India, as specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated Ind AS financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated Ind AS financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Holding Company’s Board of Directors, as well as evaluating the overall presentation of the consolidated Ind AS financial statements. We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraph (a) of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated Ind AS financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, associates and jointly controlled entities, the aforesaid consolidated Ind AS financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India of the consolidated state of affairs of the Group, its associates and jointly controlled entities as at March 31, 2017, their consolidated profits including other comprehensive income, their consolidated cash flows and consolidated statement of changes in equity for the year ended on that date.

Vedanta Limited Annual Report 2016-17

Report on Other Legal and Regulatory Requirements

As required by section 143 (3) of the Act, based on our audit and on consideration of reports of other auditors on separate financial statements and the other financial information of subsidiaries, associates and jointly controlled entities, as noted in the ‘Other Matters’ paragraph below, we report, to the extent applicable, that:

(a)	We and the other auditors whose reports we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit of the aforesaid consolidated Ind AS financial statements;

(b)	In our opinion proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

(c)	The consolidated Balance Sheet, consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the consolidated Cash Flow Statement and consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated Ind AS financial statements;

(d)	In our opinion, the aforesaid consolidated Ind AS financial statements comply with the Accounting Standards specified under section 133 of the Act, read with Companies (Indian Accounting Standard) Rules, 2015, as amended;

(e)	On the basis of the written representations received from the directors of the Holding Company as on March 31, 2017 and taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiaries, associates and jointly controlled entities incorporated in India, none of the directors of the Group’s companies, its associates and jointly controlled entities incorporated in India is disqualified as on March 31, 2017 from being appointed as a director in terms of Section 164 (2) of the Act.

(f)	With respect to the adequacy and the operating effectiveness of the internal financial controls over financial reporting of the Holding Company and its subsidiaries, associates and jointly controlled entities incorporated in India, refer to our separate report in “Annexure 1” to this report;

(g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

i.	The consolidated Ind AS financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and jointly controlled entities – Refer Note 49 to the consolidated Ind AS financial statements;

ii.	The Group, its associates and jointly controlled entities did not have any material foreseeable losses in long-term contracts including derivative contracts during the year ended March 31, 2017;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiaries, associates and jointly controlled entities incorporated in India during the year ended March 31, 2017.

iv.	The Holding Company, its subsidiaries, associates and jointly controlled entities incorporated in India, have provided requisite disclosures in Note 41 to these consolidated Ind AS financial statements as to the holding of Specified Bank Notes on November 8, 2016 and December 30, 2016 as well as dealings in Specified Bank Notes during the period from November 8, 2016 to December 30, 2016. Based on our audit procedures and relying on the management representation of the Holding Company regarding the holding and nature of cash transactions, including Specified Bank Notes and on consideration of reports of the other auditors as noted in the “Other Matters” paragraph below, we report that these disclosures are in accordance with the books of accounts maintained by the Group including its associates and jointly controlled entities and as produced to us by the Management of the Holding Company.

Other Matters

(a)	We did not audit the financial statements and other financial information, in respect of 23 subsidiaries, whose Ind AS financial statements include total assets of Rs. 6,741.34 Crore and net assets of Rs. 3,135.13 Crore as at March 31, 2017, and total revenues of Rs. 7,518.17 Crore and net cash inflows of Rs. 502.59 Crore respectively for the year ended on that date. These financial statements and other financial information have been audited by other auditors, whose financial statements, other financial information and auditor’s reports have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net loss of Rs. 2.67 Crore for the year ended March 31, 2017, in respect of 3 associates and 1 jointly controlled entity, whose financial statements, other financial information have been audited by other auditors and whose reports have been furnished to us by the Management. Our opinion on the consolidated Ind AS financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries and associates, is based solely on the reports of such other auditors.

299

stronger. smarter. sustainable.

Certain of these subsidiaries, associates and jointly controlled entities are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries, associates and jointly controlled entities located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries, associates and jointly controlled entities located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and audited by us.

(b)	The accompanying consolidated Ind AS financial statements include unaudited financial statements and other unaudited financial information in respect of 1 subsidiary, whose financial statements and other financial information reflect total assets of Rs. 0.62 Crore and net liability of Rs. 1 Crore as at March 31, 2017, and total revenues of Nil and net cash inflows of Rs. 0.05 Crore for the year ended on that date. These unaudited financial statements and other unaudited financial information have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net profit of Nil for the year ended March 31, 2017, as considered in the consolidated financial statements, in respect of 2 associates and 2 jointly controlled entities, whose financial statements, other financial information have not been audited and whose unaudited financial statements, other unaudited financial information have been furnished to us by the Management. Our opinion, in so far as it relates amounts and disclosures included in respect of these subsidiaries, associates and jointly controlled entities, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries, associates and jointly controlled entities, is based solely on such unaudited financial statement and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

(c)	The comparative financial information of the Group including its associates and jointly controlled entities for the year ended March 31, 2016 and the transition date opening balance sheet as at April 1, 2015 prepared in accordance with Ind AS, included in these consolidated Ind AS financial statements, have been audited by the predecessor auditor who had audited the consolidated financial statements for the relevant periods. The report of the predecessor auditor on the comparative financial information and the opening consolidated balance sheet dated May 15, 2017 expressed an unmodified opinion.

Our opinion above on the consolidated Ind AS financial statements, and our report on Other Legal and Regulatory Requirements above, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

For S.R. Batliboi & CO. LLP Chartered Accountants ICAI Firm Registration No: 301003E/E300005

per Raj Agrawal
Place : Mumbai	Partner

Date : May 15, 2017	Membership No. 82028

Vedanta Limited Annual Report 2016-17

ANNEXURE 1 REFERRED TO IN PARA (F) UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” TO THE INDEPENDENT AUDITOR’S REPORT OF EVEN DATE ON THE CONSOLIDATED IND AS FINANCIAL STATEMENTS OF VEDANTA LIMITED

Report on the Internal Financial Controls under Clause

(i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated financial statements of Vedanta Limited as of and for the year ended March 31, 2017, we have audited the internal financial controls over financial reporting of Vedanta Limited (hereinafter referred to as the “Holding Company”) and its subsidiary companies, its associates and jointly controlled entities, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company, its subsidiaries, associates and jointly controlled entities, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established under the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO 2013 criteria”), which considers the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of the business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Holding Company’s, its subsidiaries, associates and jointly controlled entities, which are companies incorporated in India, internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, both issued by Institute of Chartered Accountants of India, and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company, its subsidiaries, associates and jointly controlled entities, which are companies incorporated in India, have maintained in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2017, based on the internal control over financial reporting in COSO 2013 criteria, established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting of the Holding Company, its subsidiaries, associates and jointly controlled entities, which are companies incorporated in India, insofar as it relates to 1 associate and 1 jointly controlled entities, which are companies incorporated in India, is based on the corresponding reports of the auditors of such associates and jointly controlled entities incorporated in India.

For S.R. Batliboi & CO. LLP Chartered Accountants ICAI Firm Registration No: 301003E/E300005

per Raj Agrawal
Place : Mumbai	Partner

Date : May 15, 2017	Membership No. 82028

301

stronger. smarter. sustainable.

CONSOLIDATED BALANCE SHEET

as at March 31, 2017

				(Rs. in Crore)
Particulars	Notes	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
ASSETS
Non-current assets
Property, Plant and Equipment	5	75,834.44	66,298.33	65,345.72
Capital work-in-progress	5	17,670.89	27,925.96	40,023.35
Intangible assets	5	920.45	932.18	963.76
Exploration intangible assets under development	5	9,885.79	10,535.37	34,079.02
Financial assets
Investments	6	72.93	48.80	32.27
Trade receivables	7	1,169.24	34.10	34.10
Loans	8	26.42	11.29	16.15
Others	9	2,989.29	2,699.73	1,351.94
Deferred tax assets (net)	37	7,492.02	8,518.60	7,494.69
Income tax assets (net of provisions)		2,817.27	2,512.99	2,471.96
Other non-current assets	10	3,354.75	2,870.48	2,479 23
Total non-current assets		1,22,233.49	1,22,387.83	1,54,292.19
Current assets
Inventories	11	9,627.89	8,011.65	8,690.52
Financial assets
Investments	12	46,889.18	53,337.18	44,785.79
Trade receivables	13	2,240.07	2,493.75	3,526.30
Cash and cash equivalents	14	9,863.71	2,200.31	1,098.24
Other bank balances	15	4,259.03	1,508.48	4,674.15
Loans	16	79.20	81.94	19.54
Others	17	1,106.18	2,947.52	2,901.49
Current tax assets (net)		13.60	276.70	250.72
Other Current Assets	18	2,717.25	1,985.74	2,656.73

Total current assets		76,796.11	72,843.27	68,603.48

Total assets		1,99,029.60	1,95,231.10	2,22,895.67

EQUITY AND LIABILITIES
Equity
Equity Share Capital	19	371.75	296.50	296.50
Other Equity	20	60,128.36	43,742.67	58,439.82
Equity attributable to owners of Vedanta Limited		60,500.11	44,039.17	58,736.32
Non-controlling interests		13,927.93	36,561.09	46,776.45

Total equity		74,428.04	80,600.26	1,05,512.77

Liabilities
Non-current Liabilities
Financial liabilities
Borrowings	21	30,255.14	49,378.41	51,835.71
Other financial liabilities	22	3,375.59	416.18	1,145.70
Provisions	23	2,053.50	2,051.39	1,927.89
Deferred tax liabilities (net)	37	2,083.67	3,250.75	15,749.80
Other non-current liabilities	24	4,158.40	5,193.85	4,307.01

Total Non-current liabilities		41,926.30	60,290.58	74,966.11

Current liabilities
Financial liabilities
Borrowings	25	32,244.87	12,289.56	10,356.49
Trade payables	26	18,459.11	16,162.37	14,829.18
Other financial liabilities	27	24,305.12	18,351.55	14,657.07
Other current liabilities	28	7,170.00	7,001.78	1,590.08
Provisions	29	293.09	350.96	556.65
Current tax liabilities (net)		203.07	184.04	427.32

Total current liabilities		82,675.26	54,340.26	42,416.79

Total equity and liabilities		1,99,029.60	1,95,231.10	2,22,895.67

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

Vedanta Limited Annual Report 2016-17

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2017

			(Rs. in Crore)
Particulars	Notes	Year ended March 31, 2017	Year ended March 31, 2016
Revenue from operations	30	76,171.25	67,992.71
Other income	31	4,580.59	4,443.56

Total income		80,751.84	72,436.27
Expenses
Cost of materials consumed		22,459.73	21,012.28
Purchases of stock-in-trade		648.78	780.77
Changes in inventories of finished goods and work-in-progress	32	(1,228.99)	318.90
Power & fuel charges		10,232.51	9,182.21
Employee benefits expense	33	2,339.34	2,458.26
Excise duty on sales		3,946.22	3,730.95
Finance costs	34	5,855.04	5,778.13
Depreciation, depletion and amortisation expense	5	6,291.50	8,572.44
Other expenses	35	16,441.74	15,357.78

Total expenses		66,985.87	67,191.72
Profit before exceptional items and tax		13,765.97	5,244.55
Exceptional items	36	114.40	33,784.72
Profit/(loss) before tax	37	13,651.57	(28,540.17)
Tax expense/(benefit):
Net current tax expense		2,301.51	1,941.77
Distribution tax on dividend from subsidiaries		1,641.82	1,621.04
Net deferred tax (benefit)		(165.02)	(14,240.36)
Net tax expense/(benefit):		3,778.31	(10,677.55)
Profit/(loss) after tax for the year before share in profit/(loss) of jointly controlled entities and associates and non-controlling interests		9,873.26	(17,862.62)
Add: Share in loss/(profit) of jointly controlled entities and associates		(2.67)	0.23
Profit for the year after share in (loss)/profit of jointly controlled entities and associates (a) Other comprehensive income		9,870.59	(17,862.39)
Items that will not be reclassified to profit or loss
Re-measurement loss on defined benefit obligations		(4.14)	(13.58)
Tax expense/(credit)		(2.74)	(4.41)
Gain on FVOCI equity investment		26.35	17.04

		24.95	7.87
Items that will be reclassified to profit or loss
Net gain on cash flow hedges		8.38	24.61
Tax expense/(credit)		9.93	8.48
Exchange differences on translation		(351.87)	376.84
Tax expense/(credit)		(6.08)	—
Net gain/(loss) on FVOCI investments		57.83	(0.71)

		(289.51)	392.26
Total other comprehensive income (b)		(264.56)	400.13

Total comprehensive income for the year (a+b)		9,606.03	(17,462.26)

303

stronger. smarter. sustainable.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2017

			(Rs. in Crore)
Particulars	Notes	Year ended March 31, 2017	Year ended March 31, 2016
Profit/(Loss) attributable to:
Owners of Vedanta Limited		5,512.21	(12,270.47)
Non-controlling interests		4,358.38	(5,591.92)
Other comprehensive income attributable to:
Owners of Vedanta Limited		(18.20)	(701.52)
Non-controlling interests		(246.36)	1,101.65
Total comprehensive income attributable to:
Owners of Vedanta Limited		5,494.01	(12,971.99)
Non-controlling interests		4,112.02	(4,490.27)
Earnings/(loss) per equity share after tax and exceptional items (in Rs.):	38
- Basic		18.60	(41.38)
- Diluted		18.59	(41.38)
Earnings/(loss) per equity share after tax but before exceptional items (in Rs.):	38
- Basic		19.17	4.11
- Diluted		19.16	4.11

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028	Chief Financial Officer	ICSI Membership No. A19326
Place : Mumbai	DIN 01874769
Date : May 15, 2017

Vedanta Limited Annual Report 2016-17

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended March 31, 2017

		(Rs. in Crore)
	Year ended March 31, 2017	Year ended March 31, 2016
Cash flows from operating activities
Profit/(loss) before tax	13,651.57	(28,540.17)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation, depletion and amortisation	6,316.52	8,616.54
Exceptional Items (excluding voluntary retirement expense)	114.40	33,636.85
Provision for doubtful debts/advances	18.79	28.35
Exploration costs written off	40.69	29.38
Fair value gain on financial assets held for trading	(3,185.30)	(2,814.34)
Loss on sale of fixed asset, net	43.50	5.87
Foreign Exchange Loss/(gains), net	134.91	151.58
Unwinding of discount	84.79	71.02
Other non-operating income	(50.96)	(194.98)
Share based payment expense	6.68	—
Interest and dividend income	(1,193.32)	(1,310.62)
Interest expenses	5,635.34	5,553.64
Deferred government grant	(129.80)	(106.99)

Changes in assets and liabilities:
(Increase)/ Decrease in trade and other receivables	(916.80)	1,512.95
(Increase)/ Decrease in inventories	(1,622.51)	667.00
(Increase) in other financial and non-financial assets	(531.24)	(398.26)
Increase in trade and other payable	5,706.89	3,567.89
(Decrease)/Increase in other current and non-current liabilities	(840.47)	2,352.50
Cash generated from operation	23,283.68	22,828.21
Income taxes paid	(5,306.67)	(2,451.29)
Net cash generated from operating activities	17,977.01	20,376.92
Cash flows from investing activities
Purchases of property, plant and equipment (including intangibles)	(5,516.87)	(5,513.94)
Proceeds from sale of property, plant and equipment	80.89	102.06
Loans repaid by related parties /(Loans to related parties)	(0.92)	(64.61)
Proceeds from redemption of short-term deposits	1,090.22	4,514.75
Purchases of short-term deposits	(3,634.88)	(2,590.09)
Proceeds from sale of short term investments	1,03,201.00	1,02,124.28
Purchases of short term investments	(93,585.06)	(1,07,404.41)
Interest received	1,144.37	1,052.05
Dividends received	0.71	2.67
Payment towards investment in Subsidiary	(4.00)	(0.11)
Payments made to site restoration fund	(65.06)	(85.64)
Proceeds from sale of investment in subsidiary	0.20	0.21
Net cash from /(used) in investing activities	2,710.60	(7,862.78)
Cash flows from financing activities
Proceeds from exercise of Cairn Stock Options	2.42	—
Proceeds from short-term borrowings	72,677.04	62,018.25
Repayment of short-term borrowings	(58,203.57)	(61,778.02)

305

stronger. smarter. sustainable.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended March 31, 2017

		(Rs. in Crore)
	Year ended March 31, 2017	Year ended March 31, 2016
Proceeds from long-term borrowings	8,846.63	11,564.11
Repayment of long-term borrowings	(7,190.82)	(9,499.41)
Interest paid	(6,150.05)	(5,796.59)
Loans from related parties	190.73	385.60
Loans repaid to related parties	(12,715.46)	(5,118.23)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(518.88)	(1,735.81)
Payment of dividends to non-controlling interests, including dividend distribution tax	(9,153.73)	(1,485.98)
Purchase of Treasury Shares for stock options	(103.42)	—
Proceeds from release of escrow account	—	143.13
Net cash used in financing activities	(12,319.11)	(11,302.95)
Effect of exchange rate changes on cash and cash equivalents	(29.86)	(5.11)
Net increase in cash and cash equivalents	8,338.64	1,206.08
Cash and cash equivalents at the beginning of the year (Refer note 14e)	2,536.88	1,330.80
Cash and cash equivalents at year end (Refer note 14e)	10,875.52	2,536.88

Notes:

1.	The figures in brackets indicate outflows
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - Statement of Cash Flows

See accompanying notes to the financial statements

As per our report of even date For	For and on behalf of Board of Directors

S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

Vedanta Limited Annual Report 2016-17

STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2017

A. Equity Share Capital

Equity shares of Rs. 1/- each issued, subscribed and fully paid except shares to be issued	Number of shares (in Crore)	Amount (Rs. in Crore)

As at April 01, 2015 and March 31, 2016	296.50	296.50
Shares to be issued pursuant to merger (Refer Note 4)	75.25	75.25
As at March 31, 2017	371.75	371.75

B. Other Equity

(Rs. in Crore)
	Attributable to Equity owners of Vedanta Limited
		Reserves and Surplus				Items of OCI
Particulars	Capital Reserve	Securities premium reserve	Retained earnings	Other reserves (Refer note below)	Foreign currency translation reserve	Equity instruments through OCI	Debt instruments through OCI	Effective portion of Cash flow hedges	Total other equity	Non- controlling interests	Total
Balance as at April 1, 2015	130.71	19,964.95	18,362.30	19,922.16	—	15.27	62.22	(17.79)	58,439.82	46,776.45	1,05,216.27
Loss for the year	—	—	(12,270.47)	—	—	—	—	—	(12,270.47)	(5,591.92)	(17,862.39)
Other comprehensive income for the year (net of tax impact)	—	—	(5.33)	—	(727.93)	17.04	(0.46)	15.16	(701.52)	1,101.65	400.13
Total comprehensive	—	—	(12,275.80)	—	(727.93)	17.04	(0.46)	15.16	(12,971.99)	(4,490.27)	(17,462.26)
Creation of specific reserve	—	—	(505.17)	505.17	—	—	—	—	—	—	—
Changes in non-controlling interests (net of tax Rs.1.14 Crore)	—	—	—	—	—	—	—	—	—	32.28	32.28
Dividend, including tax on dividend (Refer note 39)	—	—	(1,735.81)	—	—	—	—	—	(1,735.81)	(5,767.60)	(7,503.41)
Others	—	—	10.65	—	—	—	—	—	10.65	10.23	20.88
Balance as at March 31, 2016	130.71	19,964.95	3,856.17	20,427.33	(727.93)	32.31	61.76	(2.63)	43,742.67	36,561.09	80,303.76
Profit for the year	—	—	5,512.21	—	—	—	—	—	5,512.21	4,358.38	9,870.59
Other comprehensive income for the year (net of tax impact)	—	—	(0.24)	—	(89.79)	26.35	37.54	7.94	(18.20)	(246.36)	(264.56)
Total comprehensive	—	—	5,511.97	—	(89.79)	26.35	37.54	7.94	5,494.01	4,112.02	9,606.03
Transferred pursuant to merger (Refer note 4)	955.82	(955.82)	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	(103.42)	—	—	—	—	(103.42)	—	(103.42)
Recognition of share based payment	—	—	—	6.68	—	—	—	—	6.68	—	6.68
Creation of debenture redemption reserve	—	—	(560.65)	560.65	—	—	—	—	—	—	—
Purchase of non-controlling interests Cairn India Limited	(2.37)	—	—	—	—	—	—	—	(2.37)	(18.03)	(20.40)
Changes in non-controlling interests (Refer note 4)	17,934.41	—	—	148.19	—	—	—	—	18,082.60	(21,210.69)	(3,128.09)
Dividend, including tax on dividend (Refer note 39)	—	—	(7,091.81)	—	—	—	—	—	(7,091.81)	(5,516.46)	(12,608.27)
Balance as at March 31, 2017	19,018.57	19,009.13	1,715.68	21,039.43	(817.72)	58.66	99.30	5.31	60,128.36	13,927.93	74,056.29

307

stronger. smarter. sustainable.

STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2017

Other reserves comprise of:

Particulars	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Capital reserve on consolidation	Share based payment reserve	Legal reserve	Treasury shares (Refer Note 20)	General reserve	Total
Balance as at April 1, 2015	23.50	703.98	76.88	9.87	—	2.77	—	19,105.16	19,922.16
Creation of specific reserve	—	504.94	—	—	—	0.23	—	—	505.17
Balance as at March 31, 2016	23.50	1,208.92	76.88	9.87	—	3.00	—	19,105.16	20,427.33
Purchase of treasury shares	—	—	—	—	—	—	(103.42)	—	(103.42)
Recognition of share based payment	—	—	—	—	6.68	—	—	—	6.68
Changes in non-controlling	—	—	—	—	148.19	—	—	—	148.19
interests (Refer note 4)*
Creation of debenture redemption reserve	—	560.65	—	—	—	—	—	—	560.65
Balance as at March 31, 2017	23.50	1,769.57	76.88	9.87	154.87	3.00	(103.42)	19,105.16	21,039.43

*	Net of tax Rs. 4.28 Crore

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028 Place : Mumbai Date : May 15, 2017	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

1	Group overview

Vedanta Limited (formerly known as Sesa Sterlite Limited) (“Vedanta” or “the Company”) is a public limited company domiciled in India and has its registered office at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400093, Maharashtra. Vedanta’s equity shares are listed on National Stock Exchange and Bombay Stock Exchange in India and its American Depository Shares (“ADS”) are listed on New York Stock Exchange in United States of America. Each ADS represents four equity shares. Vedanta is majority-owned and controlled subsidiary of Vedanta Resources Plc (holding company), the London listed diversified natural resource company.

The Company and its consolidated subsidiaries (collectively referred as “Group”) are principally engaged in the business of iron ore mining, non-ferrous metals (copper, aluminium and zinc), commercial power generation and oil and gas.

The Group’s oil and gas business was held by Cairn India Limited and its subsidiaries. Pursuant to the merger of Cairn India Limited with the Company (refer note 4), interests have been transferred to Vedanta and its subsidiaries.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.92% interest as at March 31, 2017.

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa.

The Group’s iron ore business is wholly owned by Vedanta, Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. The Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by Vedanta, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting.

The Group’s Aluminium business is owned and

operated by Vedanta and Bharat Aluminium Company Limited (“BALCO”) in which it has 51% interest as on March 31, 2017. Aluminium business consists of mining of bauxite, manufacture of alumina and various Aluminium products and generation of power.

The Group’s power business is owned and operated by Vedanta, Talwandi Sabo Power Limited (“TSPL”), 274 MW of wind power plants commissioned by HZL and 600 MW power plant at BALCO.

The Group’s other activities include mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam Port on the east coast of India and is handled by Vizag General Cargo Berth Private Limited (“VGCB”) and Paradip Multi Cargo Berth Private Limited (“PMCB”), in which the Group owns 99.99% and 74% interest respectively.

2	Basis of preparation

a)	Basis of preparation and compliance with Ind AS

For all periods upto and including the year ended March 31, 2016, the Group prepared its financial statements in accordance with Generally Accepted Accounting Principles (GAAP) in India and complied with the accounting standards (Previous GAAP) as notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent applicable, and the presentation requirements of the Companies Act, 2013.

Pursuant to the notification dated February 16, 2015, issued by the Ministry of Corporate Affairs, the Company has adopted Indian Accounting Standards notified under Section 133 read with Rule 4A of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) (Amendment) Rules, 2016, as amended, and the relevant provisions of the Companies Act, 2013 (collectively, “Ind AS”) with effect from April 1, 2016 and the Company is required to prepare its financial statements in accordance with Ind AS for the year ended March 31, 2017. These financial statements for the year ended March 31, 2017 are the first financial statements the company has prepared in accordance with Ind AS.

The transition of Ind AS was carried out in accordance with Ind AS 101 [First- Time Adoption of Indian Accounting Standards] with date of transition as April 01, 2015. Refer note 54 for descriptions of the effect of the transition and Reconciliations required as per Ind AS 101.

These financial statements are approved for issue by the Board of Directors on May 15, 2017.

309

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

b)	Basis of measurement

The consolidated financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value/amortised cost, Refer note 3(j) below.

3	Significant accounting policies

The Group has applied the following accounting policies to all periods presented in these consolidated financial statements.

a)	Basis of Consolidation

i)	Subsidiary:

The consolidated financial statements incorporate the results of Vedanta Limited and all its subsidiaries, being the entities that it controls. Control is evidenced where the Group has power over the investee or is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit / loss for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statement of profit and loss and consolidated balance sheet.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. In addition, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed off during the year are included in the consolidated statement of profit and loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-Group balances and transactions, and any unrealized income and expenses arising from intra- Group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated unless costs cannot be recovered.

ii)	Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group has both joint operations and joint ventures.

Joint operations

The Group has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, income and expenditure of joint ventures in which it holds an interest, classified in the appropriate balance sheet and statement of profit or loss headings. Liabilities in unincorporated joint ventures, where the Group is the Operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partners. These have been included in the consolidated financial statements under the appropriate headings. Details of joint operations are set out in note 48.

Joint venture

The Group accounts for its interest in joint venture using the equity method (see (iv) below), after initially being recognised at cost in the consolidated balance sheet. Goodwill arising on the acquisition of joint venture is included in the carrying value of investments in joint venture.

iii)	Investments in associates

Investments in associates are accounted for using the equity method (see (iv) below). An associate is an entity over which the Group is in a position to exercise significant influence over operating and financial policies. Goodwill arising on the acquisition of associates is included in the carrying value of investments in associate.

310

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

iv)	Equity method of accounting

Under the equity method of accounting applicable for investments in associates and joint ventures investments are initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the post- acquisition profits or losses of the investee in profit or loss, and the Group’s share of other comprehensive income of the investee in other comprehensive income. Dividend received or receivable from associates and joint-ventures are recognised as a reduction in carrying amount of the investment.

The consolidated statement of profit and loss include the Group’s share of associate’s results, except where the associate is generating losses, share of such losses in excess of the Group’s interest in that associate are not recognized. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the associate in the reverse order of their seniority (i.e. priority in liquidation).

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If the Group’s share of losses in an associate or a joint venture equals or exceeds its interests in the associate or joint venture, the Group discontinues recognition of further losses. Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate/joint venture.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in note 3(j) below.

b)	Business combination

The Group has elected to apply Ind AS 103 accounting for business combinations retrospectively for all past business combinations, and not avail exemptions provided under Ind AS 101.

Business acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under Ind AS 103, are recognised at their fair value at the acquisition date.

Excess of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in other comprehensive income and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognizes the gain directly in equity as capital reserve, without routing the same through other comprehensive income.

Where it is not possible to complete the determination of fair values by the date on which the first post- acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

The Group makes adjustments to the provisional fair value amounts recognised at the date of acquisition to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognised as of that date. The Group applies the measurement period adjustments retrospectively to the consolidated financial statements to reflect the measurement period adjustments as retrospectively recorded on the date of the acquisition as if measurement period adjustments had been recorded initially at the date of acquisition.

Any non-controlling interest in an acquiree is measured at fair value or as the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to consolidated statement of profit and loss in line with Ind AS 103.

311

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Common control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling-of-interest method.The assets and liabilities of the acquired entity are recognised at their carrying amounts of the ultimate parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies. The components of equity of the acquired companies are added to the same components within Group equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve and is presented separately from other capital reserves. The Group’s shares issued in consideration for the acquired companies are recognized from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

c)	Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of discounts, volume rebates, outgoing sales taxes and other indirect taxes excluding excise duty.

Excise duty is a liability of the manufacturer which forms part of the cost of production, irrespective of whether the goods are sold or not. Since the recovery of excise duty flows to the Group on its own account, revenue includes excise duty.

Sale of goods

Revenues from sales of goods are recognised when all significant risks and rewards of ownership of the goods sold are transferred to the customer which usually is on delivery of the goods to the shipping agent. Revenues from sale of by-products are included in revenue.

Certain of the Group’s sales contracts provide for provisional pricing based on the price on The London Metal Exchange (“LME”), as specified in the contract, when shipped. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represents the Group’s share (net of Government’s share of profit petroleum) of oil, gas and condensate production, recognized on a direct entitlement basis,

when significant risks and rewards of ownership are transferred to the buyers. Government’s share of profit petroleum is accounted for when the obligation (legal or constructive), in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Where the Group acts as a port operator, revenues and costs relating to each construction contract of service concession arrangements are recognised over the period of each arrangement only to the extent of costs incurred that are probable of recovery. Revenues and costs relating to operating phase of the port contract are measured at the fair value of the consideration received or receivable for the services provided.

Revenue from rendering of services is recognised on the basis of work performed.

Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

Dividends

Dividend income is recognised in the consolidated statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Group, and the amount of the dividend can be measured reliably.

d)	Property, Plant and Equipment

i)	Mining properties

The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than land, buildings, plant and equipment is capitalised as part of the cost of the mining property until the mining property is capable of commercial production.

312

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Exploration and evaluation assets are recognized as assets at their cost of acquisition, subject to meeting the commercial production criteria as above and are subject to impairment review on annual basis, or more frequently if indicators of impairment exist.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Company uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping cost are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstance, where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the same period.

Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

ii)	Oil and gas assets- (developing/producing assets)

For oil and gas assets a successful efforts based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the consolidated statement of profit and loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the consolidated statement of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Items such as spares are capitalized when they meet the definition of property, plant and equipment.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. Likewise, on initial recognition, expenditure to be incurred towards major inspections and overhauls are identified as a separate component and depreciated over the expected period till the next overhaul expenditure.

Land acquired free of cost or at below market rate from the government is recognized at fair value with corresponding credit to deferred income.

On transition to Ind AS, the Group has elected to use the fair value of certain items of property, plant and equipment on the date of transition and designate the same as deemed cost as at April 01, 2015. For the remaining assets, the Group has applied Ind AS retrospectively, from the date of their acquisition. Also refer note 54 on first time adoption of Ind AS.

Subsequent costs and disposal

Subsequent expenditure related to an item of property, plant and equipment is added to its book value only if it increases the future economic benefits from the existing asset beyond its previously assessed standard of performance/life. All other expenses on existing property, plant and equipment, including day-to- day repair and maintenance expenditure and cost of replacing parts, are charged to the statement of profit and loss for the period during which such expenses are incurred.

313

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income/other expenses in statement of profit and loss.

iv)	Capital work in progress

Assets in the course of construction are capitalized in capital work in progress account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs (net of income) associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

v)	Depreciation, depletion and amortisation expense Mining properties and other assets in the course of development or construction and freehold land are not depreciated.

Mining properties:

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial reserves of each property or Group of properties and are subject to impairment review.

Oil and gas assets:

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of commercial reserves at the end of the period plus the production in the period, generally on a field-by-field basis or Group of fields which are reliant on common infrastructure.

Commercial reserves are proven and probable oil and gas reserves, which are defined as the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future field development costs required to access commercial reserves. Changes in the estimates of commercial reserves or future field development costs are dealt with prospectively.

Other assets:

Depreciation on Property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management based on technical estimates) as given below. Management’s assessment of independent technical evaluation/advice takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Estimated useful life of assets are as follows

Asset	Useful Life (In years)
Buildings (Residential, factory etc.)	6-60
Plant and equipment	15-40
Railway siding	15
Roads (grouped under buildings)	3-10
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10
Ships	25
Aircraft	20
River fleet	28

314

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

e)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life of software license of 5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years. The amortization period and the amortization method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

f)	Port concession rights

The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangement, in which the grantor controls or regulates the services provided and the prices charged, and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights also include certain property, plant and equipment in accordance with Appendix A of Ind AS 11 ‘Service Concession Arrangements’.

Port concession rights are amortised on a straight line a basis based on the lower of their useful lives or the concession period (presently 30 years).

Any addition to the port concession rights or property, plant and equipment are measured at fair value on recognition.

Gains or losses arising from de-recognition of port concession rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated statement of profit or loss when the asset is de-recognised.

g)	Exploration intangible assets under development

Exploration and evaluation expenditure incurred after

obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment. Exploration and evaluation intangible assets are transferred to property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration and evaluation assets are assessed for impairment indicators atleast annually. Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

Acquisition costs

Costs associated with acquisition of licenses and rights to explore, including related professional fees.

General exploration costs

Costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

Costs of exploration drilling and equipping exploration and appraisal wells

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment - development/producing assets after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to profit or loss.

315

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the consolidated statement of profit and loss.

h)	Non-current assets held for sale

Non-current assets and disposal Groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal Group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal Groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal Groups are presented separately on the face of the consolidated financial statements.

i)	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable Group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or Group of assets.

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. External factors, such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists or in case of goodwill where annual testing of impairment is required ,then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the entity and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation intangible assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Group considers, as a minimum, the following indications:

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

316

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017 reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the Group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the statement of profit and loss.

j)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial Assets - Recognition

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in profit or loss. The losses arising from impairment are recognised in profit or loss.

Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at the FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in other comprehensive income (OCI). However, the Group recognizes interest income, impairment losses and reversals and foreign exchange gain or loss in the profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to profit and loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVOCI, is classified as at FVTPL.

In addition, the Group may elect to designate a debt instrument, which otherwise meets amortized cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Group has not designated any debt instrument as at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognized in Statement of Profit or loss..

Equity instruments

All equity investments in scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

317

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

If the Group decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognized in the OCI. There is no recycling of the amounts from OCI to profit and loss, even on sale of investment. However, the Group may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL, all subsequent fair value changes are recognised in the statement of profit or loss.

(ii)	Financial Assets - derecognition

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Group applies expected credit loss (“ECL”) model for measurement and recognition of impairment loss on the following financial assets:

Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities and deposits

Financial assets that are debt instruments and are measured as at FVOCI

Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 18.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables.

The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Group reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting

from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

ECL impairment loss allowance (or reversal) during the year is recognized as income/ expense in profit or loss. The balance sheet presentation for various financial instruments is described below:

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets in the balance sheet. The Company does not reduce impairment allowance from the gross carrying amount.

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Group does not have any purchased or originated credit-impaired (POCI) financial assets, i.e., financial assets which are credit impaired on purchase/ origination.

(iv)	Financial liabilities - recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value, and in the case of loans, borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

318

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognized in OCI. These gains/ loss are not subsequently transferred to profit or loss. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit or loss. The Group has not designated any financial liability as at fair value through profit and loss.

Financial liabilities at amortised cost (Loans and Borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

Financial liabilities - Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

(v)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Group does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss, unless designated as effective hedging instruments.

(vi)	Equity instrument

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

(vii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(viii)	Derivative financial instruments and hedge accounting Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange,

interest rate, and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Group does not hold derivative financial instruments for speculative purposes.

319

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to profit or loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Group’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

(i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. Hedge accounting is discontinued when the when the company revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

(ii)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit and loss.

Amounts recognised as OCI are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised as OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(iii)	Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised as OCI while any gains or losses relating to the ineffective portion are recognised in the statement of profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified to the statement of profit or loss (as a reclassification adjustment).

320

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

k)	Financial guarantees

Financial guarantees issued by the Group on behalf of related parties are designated as ‘Insurance Contracts’. The Group assesses at the end of each reporting period whether its recognised insurance liabilities (if any) are adequate, using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognised in profit or loss.

l)	Leases

Determining whether an arrangement contains lease At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Arrangements containing a lease have been evaluated as on the date of transition i.e. April 01, 2015 in accordance with Ind-AS 101 First-time Adoption of Indian Accounting Standard. Lease arrangements including both land and building have been separately evaluated for finance or operating lease at the date of transition to Ind AS basis the facts and circumstances existing as at that date. Also, Refer note 54 on first-time adoption of Ind AS for the related transition provisions.

At inception or on reassessment of an arrangement that contains lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit and loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group’s general policy on the borrowing costs. Contingent rentals are recognised as expenses in the periods in which they are incurred.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the statement of profit and loss on a straight-line basis over the lease term. Unless the payments are structured to increase in line with general inflation to compensate for the lessor’s expected inflationary cost increase.”

Group as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Company to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

m)	Inventories

Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following basis:

purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis;

finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a FIFO basis, however finished goods of oil and condensate is determine on a quarterly weighted average basis; and

By-products and scrap are valued at net realisable value.

321

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

n)	Government Grant

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Group will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

o)	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

deferred income tax is not recognised on goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized outside profit or loss is recognised outside profit or loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT Credit available) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

p)	Retirement benefits schemes

The Group operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined by actuarial valuation separately for each plan using the projected unit credit method by independent qualified actuaries as at the year end.

Remeasurement including, effects of asset ceiling and return on plan assets(excluding amounts included in interest on the net defined benefit liability and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the profit or loss. For defined contribution schemes, the amount charged to the consolidated statements of profit or loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related service.

322

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Past service costs are recognised in profit or loss on the earlier of:

•	The date of the plan amendment or curtailment, and

•	The date that the Group recognises related restructuring costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation as an expense in the consolidated statement of profit and loss:

•	Service costs comprising current service costs, past- service costs, gains and losses on curtailments and non- routine settlements; and

•	Net interest expense or income

q)	Share-based payments

Certain employees (including executive directors) of the company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The resultant increase in equity is recorded in share based payment reserve.

The cost of equity-settled transactions with employees is measured at fair value at the date at which they are granted. The fair value of share awards with market- related vesting conditions are determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

r)	Provisions, contingent liabilities and contingent assets

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in profit or loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Group does not recognize a contingent liability but discloses its existence in the consolidated financial statements.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefits is probable.

s)	Site restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of profit or loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in profit or loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are charged to profit or loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

323

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

t)	Accounting for foreign currency transactions and translations

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (‘the functional currency’). The financial statements are presented in Indian rupee (Rs.).

Transactions in currencies other than the functional currency are translated into the functional currency at the exchange rate that approximates the rate as at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in profit or loss except any exchange differences on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognized in the other comprehensive income.

For the purposes of the consolidated financial statements, items in the consolidated statements of profit or loss of those operations for which the Indian Rupees is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year. The related consolidated balance sheet are translated into Indian rupees at the rates as at the reporting date. Exchange differences arising on translation are recognised in the other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in profit or loss.

The Group had applied paragraph 46A of AS 11 under Indian GAAP. Ind AS 101 gives an option, which has been exercised by the Group, whereby a first time adopter can continue its Indian GAAP policy for accounting for exchange differences arising from translation of long- term foreign currency monetary items recognised in the Indian GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long-term foreign currency monetary items recognized upto March 31, 2016 has been deferred/ capitalized. Such exchange differences arising on translation/settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

From accounting periods commencing on or after April 01, 2016, exchange differences arising on translation/ settlement of long-term foreign currency monetary items, acquired post April 01, 2016, pertaining to the acquisition of a depreciable asset are charged to the statement of profit and loss.

u)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

v)	Buyers Credit

The Group enters into arrangements whereby financial institutions make direct payments to suppliers for raw materials and project materials. The financial institutions are subsequently repaid by the company at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project materials). Where these arrangements are for raw materials with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit (under Trade and other payables). Where these arrangements are for project materials with a maturity up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are classified as projects buyers’ credit within borrowings in the statement of financial position.

w)	Functional and presentation currency

The consolidated financial statements are prepared in Indian Rupees, which is the Group’s presentation currency. The Indian rupee is also the functional currency for operations in India, except for oil and gas business which has a US $ functional currency. Functional currency for operations outside of India would be different from INR. All financial information presented in Indian Rupees has been rounded to the nearest Crore with two decimal places.

x)	Current and non-current classification

The Group presents assets and liabilities in the consolidated balance sheet based on current / non-current classification.

324

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realized in, or is intended for sale or consumption in, the Group’s normal operating cycle.

•	it is held primarily for the purpose of being traded;

•	it is expected to be realized within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Group’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or

•	the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non- current only.

y)	Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when theyare capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such current investments is deducted from the total capitalized borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the company during the year. Capitalisation of borrowing costs is suspended and charged to profit and loss during the extended periods when the active development on the qualifying assets is interrupted.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

z)	Treasury shares

The Group has created an Employee Benefit Trust (EBT) for providing share-based payment to its employees. The Group uses EBT as a vehicle for distributing shares to employees under the employee remuneration schemes. The EBT buys shares of the company from the market, for giving shares to employees. The shares held by EBT are treated as treasury shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in capital reserve. Share options whenever exercised, would be satisfied with treasury shares.

aa)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above and additionally includes unpaid dividend account.

ab)	Critical accounting judgments and estimation uncertainty

The preparation of the financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates under different assumptions and conditions.

325

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following accounting policies and/or notes:

i)	Oil and gas reserves.

Oil & Gas reserves are estimated on a proved and probable entitlement interest basis (refer note 52). Proven and probable reserves are estimated using standard recognised evaluation techniques. The estimate is reviewed annually. Future development costs are estimated taking into account the level of development required to produce the reserves by reference to operators, where applicable, and internal engineers.

Net entitlement reserves estimates are subsequently calculated using the Group’s current oil price and cost recovery assumptions, in line with the relevant agreements.

Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact the depreciation rates, carrying value of assets and environmental and restoration provisions.

ii)	Carrying value of exploration and evaluation assets: The recoverability of a project is assessed under Ind AS 106. Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators exits. Change to the valuation of exploration assets is an area of judgment. Further details on the Company’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of impairment charge/reversal impact and the

assumptions used are disclosed in note 36 and carrying values of exploration and evaluation assets in note 5.

iii)	Carrying value of developing / producing oil and gas assets:

Management perform impairment tests on the Group’s developing / producing oil and gas assets at least annually with reference to indicators in Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	proved and probable reserves, resource estimates and in certain cases, expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast management’s best estimate based
on historical prevailing
Discount to price
discount

Extension of PSC	assumed that PSC for Rajasthan block would be extended till 2030 on the expected commercial terms

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values, impairment charge/reversal and the assumptions used are disclosed in note 5 and 36

iv)	Mining properties and leases

The carrying value of mining property and leases is arrived at by depreciating the assets over the life of the mine using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and leases and environmental and restoration provisions.

326

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/assumptions	Basis
Future production	Proved and probable reserve, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast management best estimate
Exchange rates	benchmarked with external sources of information
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

Details of carrying values and impairment charge are disclosed in note 5 and 36.

v)	Assessment of impairment at Lanjigarh refinery: During the previous year, the Group has received the necessary approvals for expansion of the Lanjigarh refinery to 4 million tonnes per annum (MTPA). Approval for expansion from 4 MTPA to 6 MTPA is dependent upon certain conditions.

Accordingly, second stream operation has commenced in Alumina refinery from April 2016 thus, taking it to the debottlenecked capacity of 1.7 - 2.0 MTPA (contingent on bauxite quality). Further ramp up to 4 MTPA will be considered after tying up the local bauxite sources. The Group has considered the delay in tying up local bauxite sources as an indication of impairment. Hence, the Group has reviewed the carrying value of its property, plant and equipments at Lanjigarh as at balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment because the recoverable amount (estimated based on fair value less cost of disposal) exceeded the carrying amounts.

The key assumptions and estimates used in determining the fair value less cost of disposal of these assets were:

•	The State of Odisha has abundant bauxite resources and given the initiatives by the Government of Odisha, management is confident that bauxite will be made available in the short to medium term. The Group has entered into agreements with various suppliers internationally and domestically to ensure the availability of bauxite to run its refinery. In the initial years, the Group has assumed that bauxite will be purchased from third party suppliers in India and other countries, till the bauxite is sourced from own mines.
•	The State of Odisha has taken certain measures including reservation of areas for mining operations or undertaking prospecting and constitution of Ministerial Committee for formulation of policy for supply of ores to Odisha based industries on long term basis. GOI has amended the existing Mines and Minerals Development and Regulation Act (MMDR). The major change is in the process of grant of concessions i.e. from First come First serve basis to more transparent process of auction and to expedite the grant process.

•	Management expects that the conditions for construction of the alumina refinery beyond 4

MTPA will be fulfilled and it is assumed that the final unconditional approval for the expansion of the refinery would be received for commencement of production by fiscal 2020.

The government of Odisha has canceled all the old reservations for mine allotment and has formed a more transparent process of auction of mines under the Mines and Minerals (Development and Regulation) Act, which will improve the chances of local bauxite availability.

Management expects that the mining approvals for various local bauxite mines will be received.

The Group has carried out a sensitivity analysis on the key variables including delay in obtaining bauxite mining approval, depreciation of US dollar against Rupee, discount rate and London Metal Exchange aluminium prices. The most significant variable is the estimated time frame for obtaining regulatory approval for the mining and/or gaining access to local bauxite. The sensitivity analysis indicates that even if regulatory approvals for mines /access to local bauxite are delayed by a year, the recoverable amount is still expected to exceed the carrying value and costs.

The carrying amounts of property plant and equipment related to alumina refinery operations at Lanjigarh and related mining assets as at March 31, 2017 is Rs. 8,803.00 Crore, March 31, 2016 is Rs. 9,065.43 Crore and April 01, 2015 is Rs. 7,234.58 Crore.

vi)	Assessment of impairment of Karnataka and Goa Iron ore mines:

Karnataka mining

The mining ban in Karnataka was lifted on 17 April 2013 and the mining operations resumed in December 2013. The mining operations were suspended since August 2014 pending environment clearances. On execution of Mining Lease Deed and final forest clearance, the operations were resumed towards the end of February 2015. Currently the permissible extraction capacity is fixed at 2.29 MTPA which is based on lowest of Reserves and Resources (R & R) capacity, dumping capacity and road capacity as assessed by Indian Council of Forestry Research and Education. Subsequently, based on reassessment of R & R and other factors, the modified mining plan has been submitted to Indian Bureau of Mines in March 2016 for enhancement of production to 6 MTPA. Management has estimated the recoverable amounts of these assets considering the increase in the extraction capacity in FY 2018.

327

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

A delay of one year in increase in the allocated capacity would result in reduction in the recoverable amount by approximately 1% and the recoverable amount would continue to be sufficiently in excess of the carrying value.

The carrying value of assets as at March 31, 2017 is Rs. 123.93 Crore, March 31, 2016 is Rs. 134.20 Crore and April 01, 2015 is Rs. 141.82 Crore.

Goa mining

The Ministry of Environment and Forest revoked its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. The State Government has issued a mining policy and has lifted the ban on Iron ore mining in Goa. The Group has been allocated with an interim annual mining quantity of 6.9 million tonnes per annum (MTPA) (out of the total interim mining cap of 20 MTPA for FY 2016) of saleable ore.

The Expert Committee, constituted by the Supreme Court of India for conducting the Macro-Environmental Impact Assessment study on the ceiling of annual extraction of iron ore mining in Goa has recommended the enhancement of mining cap to 30 MTPA. This has been recommended to be further enhanced to 37 MTPA after the review of Macro Environment Impact Assessment and augmenting the carrying capacity. The report is pending for consideration of Supreme Court. Post the Supreme Court clearance, the State Government will allocate the limits. It has been assumed that the allocation will be made based on the proportionate share of the current EC limits.

The mining operations resumed in October, 2015. Management has estimated the recoverable amounts of these assets considering the mining cap of 30 MTPA in FY 2018 and 37 MTPA from FY 2019 and onwards.

A delay of one year in increase in the mining cap to 30 MTPA and 37 MTPA would result in a reduction in the recoverable amount by approximately 4% and the recoverable amount would continue to be sufficiently in excess of the carrying value. The carrying value of assets as at March 31, 2017 is Rs. 2,496.58 Crore, March 31, 2016 is Rs. 2,726.83 Crore and April 01, 2015 is Rs. 2,929.60 Crore.

Management has reviewed the carrying value of Karnataka and Goa mining assets as at the balance sheet date, estimated the recoverable amounts of these assets and concluded that there was no impairment as the recoverable amount (estimated based on fair value less costs of disposal) exceeded the carrying amounts.

The Group has also carried out a sensitivity analysis on key variables including delay in increase in the mining cap, movement in iron ore prices, discount rate and appreciation of rupee against US dollar. Based on the sensitivity analysis, the recoverable amount is still expected to exceed the carrying value.

(vii)	Useful economic lives and impairment of other assets

Property, plant and equipment other than mining properties, oil and gas assets, and leases as disclosed in Note 5 , are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values. The Company also reviews its property, plant and equipment, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable. In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and changes in regulatory environment are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) is compared with the recoverable amount of those assets, that is, the higher of fair value less costs of disposal and value in use. Recoverable value is based on the management estimates of commodity prices, market demand and supply, economic and regulatory climates, long-term plan, discount rates and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact the carrying value of the assets.

(viii)	Site restoration, rehabilitation and environmental costs

Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalised when incurred reflecting the Group’s obligations at that time.

The provision for decommissioning oil and gas assets is based on the current estimates of the costs for removing and decommissioning production facilities, the forecast timing of settlement of decommissioning liabilities and the appropriate discount rate.

328

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

A corresponding provision is created on the liability side. The capitalised asset is charged to profit or loss over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology. Details of such provisions are set out in Note 23 and 29.

Significant judgments

i)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgment is required in both assessing the tariff to be charged under the PPA in accordance with IAS 18 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgment management considered favourable legal opinions the Group has obtained in relation to the claims and favourable court judgements in the related matter. In addition the fact that the contracts are with government owned companies implies the credit risk is low (refer note 45.C.d)

ii)	Contingencies and commitments

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A tax provision is recognised when the group has a present obligation as a result of a past event, it is probable that the group will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of a legal or tax cases as probable, possible or remote there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to inform their decision.

Although there can be no assurance regarding the final outcome of the legal proceedings, the Group does not expect them to have a materially adverse impact on the Group’s financial position or profitability. The liabilities which are assessed as possible and hence are not recognised in these financial statements are disclosed in note 49.

iii)	Determining whether an arrangement contains a lease and fixed rentals therein:

The Group has ascertained that the Power Purchase Agreement (PPA) entered into between one of the components and its customers qualifies to be an operating lease under Ind AS 17 “Leases”. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance etc. is considered as revenue from sale of products/services.

Significant judgement is required in segregating the capacity charges due from the customer, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in Note 40(b).

ac)	Standards issued but not yet effective

The Guidance note and amendment to standards issued, but not yet effective up to the date of issuance of the Group’s Financial Statement are disclosed below. The Group intends to adopt these when they become effective.

In March 2017, the Ministry of Corporate Affairs issued the Companies (Indian Accounting Standards) (Amendments) Rules, 2017, notifying amendments to Ind AS 7, ‘Statement of cash flows’ and Ind AS 102, ‘Share-based payment.’ The amendments are applicable to the Group from April 1, 2017.

Amendment to Ind AS 7:

The amendment to Ind AS 7 requires the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The Group is evaluating the requirements of the amendment and has not yet determined the impact along with the effect on the financial statements.

329

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Amendment to Ind AS 102:

The amendment to Ind AS 102 provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash- settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that include a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The Group is evaluating the requirements of the amendment along with the impact on the financial statements.

Guidance Note on Oil and Gas Accounting

The Institute of Chartered Accountants of India (“ICAI”), on December 6, 2016 issued the revised Guidance Note on accounting for Oil and Gas producing activities (“Guidance Note”). The Guidance Note has been formulated in accordance with the accounting principles laid down under Ind AS and is applicable from accounting periods commencing on or after 1 April, 2017, however earlier application is encouraged. The Guidance Note specifies Proved and Developed reserves to be used for calculating depletion while the Group has been using 2P (Proved and Probable) reserves. Since the change is applicable prospectively, the depletion charge under Ind AS effective April 1, 2017, will be calculated basis Proved and Developed Reserves. The Group is evaluating the requirements of the amendment and has not yet determined the impact along with the effect on the financial statements and is not expecting a material impact on account of this.

Note 4

Merger of Cairn India Limited with the Company Vedanta Limited and Cairn India Limited, had initially announced a scheme of merger between the two companies on June 14, 2015, terms whereof were amended on July 22, 2016 (“Scheme”). As per the terms of the Scheme, Cairn India Limited was to merge into Vedanta Limited and upon the merger becoming effective:

a)	Non-controlling shareholders of Cairn India Limited were to receive one equity share in Vedanta Limited of face value Rs. 1 each and four 7.5% Redeemable Preference Shares (redeemable after 18 months from issuance) in Vedanta Limited with a face value of Rs. 10 each for each equity share held in Cairn India Limited.

b)	No shares were to be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India Limited. This included shares held by Sesa Resources Limited in Cairn India Limited with a carrying value of Rs. 955.82 Crore, the effects of cancellation of which was to be recorded in securities premium account.

c)	The employees of Cairn India Limited who were holding stock options in Cairn India Limited were to be compensated either in cash or through issuance of stock options of Vedanta Limited.

d)	The authorised share capital of Cairn India Limited aggregating to Rs. 2,250.00 Crore was to be assumed by the Company, resulting in an increase in its authorised share capital from Rs. 5,162.01 Crore ( divided into 5,127.01 Crore equity shares of Rs. 1 each and 3.50 Crore preference shares of Rs. 10 each) to Rs. 7,412.01 Crore (divided into 4,402.01 Crore equity shares of Rs. 1 each and 301.00 Crore preference shares of Rs. 10 each).

All substantive approvals for effecting the merger of Cairn India Limited with Vedanta Limited were received by March 27, 2017 and therefore the same has been accounted for in the current financial year ending March 31, 2017. The Board of Directors of both the companies made the merger operative on April 11, 2017, whereafter Cairn India Limited ceased to exist.

Since non-controlling shareholders of Cairn India Limited have become the shareholders of the Company, non-controlling interest of Rs. 21,210.69 Crore attributable to Cairn India Limited stands extinguished. Correspondingly, there is (a) an increase in equity share capital of Rs. 75.25 Crore (representing par value of 75.25 Crore equity shares), financial liabilities of Rs. 3,010.00 Crore (representing par value of redeemable preferences shares) and Rs. 42.84 Crore (representing cash compensation payable to stock option holders of Cairn India Limited), share based payment reserve of Rs. 148.19 Crore (representing employee stock options issued to stock option holders of Cairn India Limited) and capital reserve of Rs. 18,890.23 Crore and (b) a decrease in securities premium account by Rs. 955.82 Crore.

330

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Note 5 Property, plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

												(Rs. in Crore)
	Gross Block					Accumulated depreciation, depletion, amortisation and impairment						Net Block
Particulars	As at April 01, 2016	Additions	Disposal/ Adjustments	Foreign exchange difference	As at March 31, 2017	As at April 01, 2016	Charge for the year	Disposal/ Adjustments	Impairment charge for the year	Foreign exchange difference	As at March 31, 2017	As at March 31, 2017	As at April 01, 2016
Property, plant and equipment
Free hold land	2,004.92	72.99	2.24	11.86	2,087.53	147.87	45.55	0.39	—	(4.88)	188.15	1,899.38	1,857.05
Buildings	11,496.02	516.47	50.52	(20.85)	11,941.12	3,671.26	652.84	1.26	—	(29.12)	4,293.72	7,647.40	7,824.76
Plant and equipment	69,386.51	12,875.97	342.67	(107.50)	81,812.31	19,960.64	3,647.71	210.32	—	(174.88)	23,223.15	58,589.16	49,425.87
Mining property	6,345.13	1,793.02	314.81	92.35	7,915.69	2,908.60	430.13	367.57	—	35.79	3,006.95	4,908.74	3,436.53
Cost of oil & gas producing facilities	46,534.27	738.82	227.40	(974.74)	46,070.95	44,331.14	1,254.60	8.56	421.89	(1,051.93)	44,947.14	1,123.81	2,203.13
Aircraft	2.12	—	—	—	2.12	0.96	0.11	—	—	—	1.07	1.05	1.16
River Fleet	188.04	0.25	0.06	—	188.23	46.76	6.26	0.06	—	—	52.96	135.27	141.28
Ship	460.54	1.01	—	—	461.55	205.01	17.91	—	—	—	222.92	238.63	255.53
Furniture and fixtures	306.38	6.24	2.55	(3.79)	306.28	162.92	31.65	0.35	—	(2.39)	191.83	114.45	143.46
Vehicles	337.56	18.79	254.09	3.84	106.10	251.29	16.80	247.87	—	2.97	23.19	82.91	86.27
Office equipment	679.43	12.52	6.14	(10.12)	675.69	483.01	77.47	7.10	—	(11.88)	541.50	134.19	196.42
Railway Siding	958.50	303.99	—	—	1,262.49	231.63	71.42	0.01	—	—	303.04	959.45	726.87

Total	1,38,699.42	16,340.07	1,200.48	(1,008.95)	1,52,830.06	72,401.09	6,252.45	843.49	421.89	(1,236.32)	76,995.62	75,834.44	66,298.33

Intangible assets
Computer software	254.71	52.43	9.77	0.71	298.08	225.95	21.74	0.95	—	(5.37)	241.37	56.71	28.76
Rights to use	62.00	5.64	—	—	67.64	4.86	2.75	—	—	—	7.61	60.03	57.14
Mining rights	379.93	0.87	—	—	380.80	132.58	15.98	(3.54)	—	—	152.10	228.70	247.35
Port concession rights	671.98	2.92	6.97	3.90	671.83	73.05	24.69	0.97	—	0.05	96.82	575.01	598.93

Total	1,368.62	61.86	16.74	4.61	1,418.35	436.44	65.16	(1.62)	—	(5.32)	497.90	920.45	932.18

331

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Note 5 Property, plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

											(Rs. in Crore)
	Gross Block					Accumulated depreciation, depletion, amortisation and impairment						Net Block
Particulars	As at April 01, 2015	Additions	Disposal/ Adjustments	Foreign exchange difference	As at March 31, 2016	As at April 01, 2015	Charge for the year	Disposal/ Adjustments	Impairment charge for the year	Foreign exchange difference	As at March 31, 2016	As at March 31, 2016	As at April 01, 2015
Property Plant and Equipment
Free hold land	1,988.79	30.19	27.47	13.41	2,004.92	131.32	10.06	—	—	6.49	147.87	1,857.05	1,857.47
Buildings	8,960.16	2,461.63	(8.37)	65.86	11,496.02	2,999.95	593.52	0.15	22.17	55.77	3,671.26	7,824.76	5,960.21
Plant and equipment	59,298.43	10,257.45	605.01	435.64	69,386.51	16,539.55	3,630.18	549.25	52.37	287.79	19,960.64	49,425.87	42,758.88
Mining property	6,473.96	1,003.61	998.34	(134.10)	6,345.13	3,644.86	316.48	999.20	—	(53.54)	2,908.60	3,436.53	2,829.10
Cost of oil & gas producing facilities	41,711.32	2,105.86	—	2,717.09	46,534.27	31,424.35	3,743.92	—	7,145.40	2,017.47	44,331.14	2,203.13	10,286.97
Aircraft	2.12	—	—	—	2.12	0.85	0.11	—	—	—	0.96	1.16	1.27
River fleet	184.00	6.27	2.23	—	188.04	41.86	6.24	1.34	—	—	46.76	141.28	142.14
Ship	443.77	17.01	0.24	—	460.54	187.93	17.32	0.24	—	—	205.01	255.53	255.84
Furniture and fixtures	344.63	6.34	39.82	(4.77)	306.38	147.40	54.47	29.06	0.57	(10.46)	162.92	143.46	197.23
Vehicles	370.90	17.55	62.61	11.72	337.56	277.13	20.18	57.59	—	11.57	251.29	86.27	93.77
Office equipment	634.66	31.08	5.28	18.97	679.43	380.38	92.95	5.98	0.32	15.34	483.01	196.42	254.28
Railway siding	883.15	75.35	—	—	958.50	174.59	57.04	—	—	—	231.63	726.87	708.56

Total	1,21,295.89	16,012.34	1,732.63	3,123.82	1,38,699.42	55,950.17	8,542.47	1,642.81	7,220.83	2,330.43	72,401.09	66,298.33	65,345.72

Intangible assets
Computer software	250.00	14.44	14.58	4.85	254.71	196.85	33.67	9.73	—	5.16	225.95	28.76	53.15
Rights to use	50.38	11.62	—	—	62.00	2.36	2.50	—	—	—	4.86	57.14	48.02
Mining rights	358.76	21.17	—	—	379.93	112.06	20.57	—	—	(0.05)	132.58	247.35	246.70
Port concession rights	664.78	0.31	—	6.89	671.98	48.89	24.16	—	—	—	73.05	598.93	615.89

Total	1,323.92	47.54	14.58	11.74	1,368.62	360.16	80.90	9.73	—	5.11	436.44	932.18	963.76

332

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Property, plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Capital work-in progress	17,670.89	27,925.96	40,023.35

Particulars	As at March 31, 2017	(Rs. in Crore) As at March 31, 2016
Exploration intangible assets under development
Opening balance	10,535.37	34,079.02
Additions for the year	118.72	571.72
Transferred to development capital work in progress	(1,000.95)	—
Exploration costs written off (Refer note 35)	(40.69)	(29.38)
Impairment reversal/(charge) (Refer note 36)	508.19	(25,634.65)
Foreign exchange difference	(234.85)	1,548.66

Closing balance	9,885.79	10,535.37

a)	Additions includes deferred stripping cost of Rs. 26.47 Crore (March 31, 2016 Rs. 76.67 Crore).

b)	Free hold land includes Rs. 222.07 Crore (March 31, 2016 Rs. 138.77 Crore and April 01, 2015 Rs. 130.94 Crore), accumulated amortisation Rs. 163.72 Crore (March 31, 2016 Rs. 122.45 Crore and April 01, 2015 Rs. 105.90 Crore), which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks.

c)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 21 on “Borrowings”.

d)	Freehold land includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh have been occupied without authorisation for which group is evaluating evacuation options.

e)	The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and its allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favor of BALCO due to non-availability of title deeds from NTPC.

f)	The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that the BALCO is in legal possession of 1804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of the BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble
Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of the BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex- post facto diversion of the forest land in possession of the BALCO. The matter is presently sub-judice before the Hon’ble Supreme Court.

g)	The above gross block includes share of jointly owned assets with the joint venture partners Rs. 59,844.07 Crore (March 31, 2016 Rs. 59,709.29 Crore, April 01, 2015 Rs. 53,331.50 Crore). Accumulated depreciation and impairment on these assets is Rs. 56,589.79 Crore (March 31, 2016 Rs. 54,676.13 Crore, April 01, 2015 Rs. 39,380.42 Crore) and net book value is Rs. 3,254.28 Crore (March 31, 2016 Rs. 5,033.16 Crore, April 01, 2015 Rs. 13,951.08 Crore).

Capital work-in-progress includes Rs. 1,989.82 Crore (March 31, 2016 Rs. 3,479.93 Crore, April 01, 2015 Rs. 5,284.62 Crore) jointly owned with the joint venture partners.

Exploration intangible assets under development includes Rs. 9,885.79 Crore (March 31, 2016 Rs. 9,584.96 Crore, April 01, 2015 Rs. 32,320.79 Crore) jointly owned with the joint venture partners.

h)	Capital work-in-progress is net of impairment of Rs. 1,221.60 Crore as at March 31, 2017 (March 31, 2016 Rs. 1,020.90 Crore, April 01, 2015: Rs. 213.84 Crore).

333

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

i)	In accordance with the exemption given under Ind AS 101, which has been exercised by the Group, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period i.e. April 01, 2016. (Refer note 54- First time adoption of Ind AS).

Accordingly, foreign currency exchange loss arising on translation/settlement of long-term foreign currency monetary items acquired before April 01, 2016 pertaining to the acquisition of a depreciable asset amounting to Rs. 4.16 Crore (March 31, 2016 Rs. 33.02 Crore) has been adjusted to the cost of respective item of property, plant and equipment which is included in foreign exchange difference above. The balance exchange differences represent translation differences arising on conversion of items of Property, plant and equipment into the presentation currency from their respective functional currencies.

Capital work-in-progress includes foreign currency exchange loss of Rs. 104.44 Crore incurred during the year (March 31,2016 Rs. 258.31 Crore) on such long term foreign currency monetary liabilities.

j)	Reconciliation of depreciation, depletion and amortisation expense

Particulars	For the year ended March 31, 2017	(Rs. in Crore) For the year ended March 31, 2016
Depreciation/Depletion/Amortisation expense on:
Property, Plant and equipment	6,252.45	8,542.47
Intangible assets	65.16	80.90

As per Property, plant and equipment schedule above	6,317.61	8,623.37

Add: Expenditure included in research and development expenditure (Included in general expense)	0.32	0.22
Less: Depreciation capitalised	(1.41)	(7.05)
Less: Cost allocated to joint ventures	(25.02)	(44.10)

As per Statement of Profit and Loss	6,291.50	8,572.44

k)	Items capitalised during the year on assets under construction*

Particulars			For the year ended March 31, 2017	(Rs. in Crore) For the year ended March 31, 2016
(i)	Cost of materials consumed		1,363.66	453.71
(ii)	Power and fuel charges		1,006.07	605.85
(iii)	Repairs others		15.91	5.77
(iv)	Consumption of stores and spare parts		59.70	5.79
(v)	Rent, rates & taxes		0.13	1.47
(vi)	Employee benefits expense		79.10	56.19
(vii)	General expenses		31.47	98.50
(viii)	Borrowing cost (Refer note 34)		669.01	488.90
(ix)	Depreciation, depletion and amortisation expense		1.41	7.05
(x)	Insurance		0.57	6.64
(xi)	Net loss (gain) on foreign currency transactions and translation		104.44	258.31

Total expenditure		(a)	3,331.47	1,988.18

(xii)	Dividend on current investments		0.13	2.34
(xiii)	Interest and other income		0.51	8.85
(xiv)	Revenue during trial run		1,757.43	816.62

Total income		(b)	1,758.07	827.81

Net amount capitalised		(a)-(b)	1,573.40	1,160.37

*	The amounts disclosed in the statement of profit and loss are net of the above amounts

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

l)	Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle, was incorporated for the coal berth mechanization and upgrades at Visakhapatnam port. VGCB is wholly owned by Vedanta Limited as on March 31, 2017 (99.99% as on March 31, 2016). The project is to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed in June 2010. In October 2010, VGCB was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam Port has provided, in lieu of license fee an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/ project facilities and services. The concession period is 30 years from the date of the award. The capacity of upgraded berth would be 10.18 MMTPA and that the Visakhapatnam Port would be entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per Tariff Authority for Major Ports (TAMP) notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. Intangible asset- port concession rights represents consideration for construction services. No revenue from construction contract of service concession arrangements on exchanging construction services for the port concession rights was recognised for the year ended March 31, 2017 and March 31, 2016.

6	Non-current financial assets - Investments

	Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
(I)	Investments at fair value through other comprehensive income
	Investment in Equity Shares - Quoted
	Sterlite Technologies Limited - 4,764,295 shares of Rs. 2 each (including 60 shares held jointly with nominees)	59.96	43.16	26.12
	Investment in Equity Shares - Unquoted
	Sterlite Power Transmission Limited - 952,859 equity shares of Rs. 2 each (including 12 shares held jointly with nominees) (Refer ‘b’)	9.57	—	—
	Other Investments	0.04	0.04	0.04
(II)	Investment in Equity Shares at cost (fully paid)
	Associate Companies - Unquoted
	Gaurav Overseas Private Limited - 210,000 equity shares of Rs. 10 each (March 31, 2016: 210,000 and April 01, 2015 : 105,000)	0.21	0.21	0.11
	Roshskor Township (Proprietary) Limited - 50 equity shares of NAD 1 each	3.14	5.38	5.99
	Joint ventures - Unquoted
	Rampia Coal Mines and Energy Private Limited - 24,348,016 equity shares of Rs. 1 each	2.43	2.43	2.43
	Madanpur South Coal Company Limited - 152,266 (March 31, 2016 : 152,266 and April 01, 2015 : 201,362) equity shares of Rs. 10 each	2.32	2.32	2.81
	Goa Maritime Private Limited : 5,000 equity shares of Rs. 10 each	0.01	0.01	0.01
	Less: Impairment in the value of investment in joint ventures	(4.75)	(4.75)	(5.24)

	Total	72.93	48.80	32.27

335

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

(a)	Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
	Aggregate amount of quoted investments and market value thereof	59.96	43.16	26.12
	Aggregate amount of unquoted investments	17.72	10.39	11.39
	Aggregate amount of impairment in the value of investments	(4.75)	(4.75)	(5.24)
		72.93	48.80	32.27

b)	During the year pursuant to demerger of “Sterlite Technologies Limited” into “Sterlite Technologies Limited” and “Sterlite Power Transmission Limited”, 9,52,859 shares of “Sterlite Power Transmission Limited” have been allotted to the Company.

7	Non-current financial assets - Trade receivables

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured
Considered good (Refer note 13)	1,169.24	34.10	34.10

Total	1,169.24	34.10	34.10

8	Non-current financial assets - Loans

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured, considered good
Loans to related parties (Refer Note 51)	6.70	6.96	8.51
Loan to employees	2.85	4.33	7.64
Security deposits	16.87	—	—
Unsecured, considered doubtful
Security deposits	22.55	22.55	22.55
Less Provision for doubtful security deposits	(22.55)	(22.55)	(22.55)

Total	26.42	11.29	16.15

9	Non-current financial assets - Others

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Bank Deposits	2,779.27	2,493.39	1,128.08
Derivative financial instruments	3.71	5.32	1.18
Others - Unsecured considered good
Security Deposits	143.72	100.68	148.91
Claims and Other receivables	62.59	100.34	73.77
Unsecured, considered doubtful
Security Deposits	14.95	14.95	14.95
Less: Provision for doubtful security deposits	(14.95)	(14.95)	(14.95)

Total	2,989.29	2,699.73	1,351.94

i)	Bank deposits includes
a)	Fixed deposit with maturity more than twelve months of Rs. 7.78 Crore (March 31, 2016: Rs. 0.02 Crore and April 01, 2015: Rs. 0.02 Crore) under lien with bank.
b)	Restricted funds of NIL (March 31, 2016: Rs. 96.85 Crore and April 01, 2015: Rs. 141.65 Crore) held as collateral in respect of closure costs and NIL (March 31, 2016: Rs. 24.54 Crore and April 01, 2015: Rs. 27.13 Crore) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.
c)	Site restoration fund amounting to Rs. 327.50 Crore (March 31, 2016: Rs. 258.47 Crore and April 01, 2015: Rs. 172.68 Crore)
ii)	Bank deposits earns interest at fixed rate based on respective deposit rate.

336

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

10	Other non-current assets

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured, Considered Good
Capital Advances	1,369.29	1,218.10	1,457.51
Advances other than capital advances
Security Deposits	0.11	0.11	0.11
Others
Prepaid expenses	7.92	6.40	15.06
Claims and other receivables	1,187.70	953.63	463.15
Balance with central excise and government authoritiesab	454.89	357.45	201.43
Leasehold land prepayments[c]	334.84	334.79	341.97
Unsecured, considered doubtful
Capital advances	1.97	1.97	1.50
Less : Provision for capital advances	(1.97)	(1.97)	(1.50)

Total	3,354.75	2,870.48	2,479.23

a)	Includes Rs. 58.10 Crore (March 31, 2016: Rs. 58.10 Crore and April 1, 2015 : Rs. 58.10) , being Group share of gross amount of Rs. 80.30 Crore paid under protest on account of Education Cess and Secondary Higher Education Cess for the 2013-14.
b)	Includes Rs. 91.69 Crore (March 31, 2016 and April 1, 2015: Nil), being Group share of gross amount of Rs. 130.99 Crore, of excess oil cess paid under OIDA Act.
c)	Represents prepayments in respect of land taken under operating leases, being amortised equally over the period of the lease.

11	Inventories

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Raw materials	1,356.86	1,604.68	1,715.27
Goods-in transit	2,021.28	1,655.74	1,696.77
Work-in-progress	3,272.88	2,231.26	2,792.30
Goods-in transit	24.62	28.20	—
Finished goods	755.77	565.76	583.54
Fuel stock	541.25	486.12	407.58
Goods-in transit	145.30	172.84	329.23
Stores and spares	1,180.66	1,223.10	1,143.05
Goods-in transit	329.27	43.95	22.78

Total	9,627.89	8,011.65	8,690.52

a)	Inventories with a carrying amount of Rs. 5,124.94 Crore (March 31, 2016: Rs. 5,565.90 Crore and April 01, 2015: Rs. 5,775.90 Crore) have been pledged as security against certain bank borrowings of the Group as at March 31, 2017. (refer note 21)
b)	Inventory costing Rs. 44.85 Crore (March 31, 2016: Rs. 187.69 Crore and April 01, 2015: Rs. 67.25 Crore) as at March 31, 2017 have been measured at net realisable value.
c)	For method of valuation for each class of inventories, refer note number 3(m)

337

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

12	Current Financial Assets - Investments

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Investments carried at fair value through other comprehensive income (fully paid)
Investment in Bonds -quoted	4,446.34	3,808.14	3,981.63
Investments carried at fair value through profit and loss (fully paid)
Investment in mutual funds- quoted	15,917.44	18,648.02	18,422.19
Investment in mutual funds- Unquoted	19,408.63	23,497.20	15,742.80
Certificate of deposit -unquoted	—	—	98.46
Investment in Bonds - quoted	6,867.92	7,139.77	6,540.71
Commercial Paper - quoted	248.85	244.05	—

Total	46,889.18	53,337.18	44,785.79

a)	Includes NIL (March 2016 : Rs. 20 Crore) offered as security by a subsidiary against overdraft facility from a bank.

b)	Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Aggregate amount of quoted investments and market value thereof		27,480.55	29,839.98	28,944.53
Aggregate amount of unquoted investments		19,408.63	23,497.20	15,841.26

13	Current Financial Assets - Trade receivables

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured
Considered good	2,240.07	2,493.75	3,526.30
Considered doubtful	556.94	574.18	575.00
Less: Provision for doubtful trade receivables	(556.94)	(574.18)	(575.00)

Total	2,240.07	2,493.75	3,526.30

a)	The interest free credit period given to customer is upto 90 days. Also refer note 45.C(d).
b)	Trade receivable with a carrying value of Rs. 1,917.2 Crore (March 31, 2016: Rs. 736.55 Crore and April 01, 2015: Rs. 1,030.54. Crore) have been given as collateral towards borrowings.
c)	For amount due and terms and conditions of related party receivables please refer note 51.

14	Current Financial Assets - Cash and cash equivalents

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Balances with banks[a]	8,562.96	874.12	493.96
Bank deposits with original maturity of less than 3 monthsbc (including interest accrued thereon)	1,300.62	1,325.95	604.13
Cash on hand	0.13	0.24	0.15

Total	9,863.71	2,200.31	1,098.24

a)	Includes amount of Rs. 99.12 Crore (March 31, 2016: Rs. 0.14 Crore and April 01, 2015: Rs. 4.88 Crore) pledged against the loan facility taken from the banks
b)	Includes Rs. 114.88 Crore (March 31, 2016: NIL and April 01, 2015: NIL) on lien with banks.
c)	Restricted funds of Rs. 51.51 Crore (March 31, 2016: NIL and April 01, 2015: NIL ) held as collateral in respect of closure costs.
d)	Bank deposits earns interest at fixed rate based on respective deposit rate.

338

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

e)	Cash and cash equivalents for the purpose of statement of cash flows comprise the following

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Cash and cash equivalents as above	9,863.71	2,200.31	1,098.24
Earmarked unpaid Dividend Accounts (Refer note 15)	1,011.81	336.57	232.56

Total	10,875.52	2,536.88	1,330.80

15	Current Financial Assets - Other Bank Balances

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Bank deposits with original maturity of more than 3 months but less than 12 months[a]	629.01	277.42	4,111.81
Bank deposits with original maturity of more than 12 monthsbc	2,618.21	894.49	186.65
Earmarked unpaid Dividend Accounts[d]	1,011.81	336.57	232.56
Earmarked escrow account[e]	—	—	143.13

Total	4,259.03	1,508.48	4,674.15

a)	Includes Rs. 194.95 Crore (March 31, 2016: Rs. 188.85 Crore and April 01, 2015: Rs. 187.10 Crore) on lien with banks, margin money of Rs. 40.02 Crore (March 31, 2016: NIL and April 01, 2015: Rs. 38.13 Crore) and NIL (March 31, 2016: NIL and April 01, 2015: Rs. 28.47 Crore) of interest reserve created against interest payment on loans from banks.
b)	Includes Rs. 0.91 Crore (March 31, 2016: Rs. 3.72 Crore and April 01, 2015: Rs. 7.46 Crore) on lien with banks and margin money of NIL (March 31, 2016: Rs. 37.69 Crore and April 01, 2015: NIL).
c)	Restricted funds of Rs. 74.24 Crore (March 31, 2016: Rs. 84.91 Crore and April 01, 2015: NIL) held as collateral in respect of closure costs and Rs. 17.41 Crore (March 31, 2016: Rs. 27.86 Crore and April 01, 2015: NIL ) in respect of an escrow account for future redundancy payments payable to employees in Lisheen.
d)	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed dividends or unpaid dividend.
e)	A sum of NIL (March 31, 2016: NIL and April 01, 2015: Rs. 143.13 Crore) was deposited in an escrow account for the buyback of its own shares by erstwhile Cairn India Limited.
f)	Bank deposits earns interest at fixed rate based on respective deposit rate.

16	Financial Assets- Current : Loans

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured considered good (unless otherwise stated)
Loans to related parties (Refer Note 51)	69.25	71.16	6.75
Loans to employees	9.95	10.78	12.79

Total	79.20	81.94	19.54

339

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

17	Financial Assets- Current: Others

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured, Considered good
Advances other than capital advances
Advance to Related Parties (Refer note 51)	31.06	43.07	23.85
Security Deposits	13.16	68.17	78.34
Derivative Instruments (Refer note 45)	9.10	123.94	106.65
Others
Advance recoverable (oil and gas)	847.30	2,519.80	2,434.19
Unbilled Revenue	187.87	143.51	141.43
Claims and Other receivables	17.69	49.03	117.03
Unsecured, Considered doubtful
Advance recoverable (oil and gas)	299.19	348.55	264.17
Claims and Other receivables	45.31	50.10	3.48
Less: Provision for doubtful advances	(344.50)	(398.65)	(267.65)

Total	1,106.18	2,947.52	2,901.49

18	Other Current Assets

Particulars	As at March 31, 2017	As at March 31, 2016	(Rs. in Crore) As at April 01, 2015
Unsecured, Considered good
Advances other than capital advances
Advance to suppliers	1,164.96	652.20	855.33
Advance to related party suppliers (Refer note 51)	138.96	33.26	—
Security deposits	0.10	1.03	1.25
Others
Prepaid Expenses	139.03	145.11	111.75
Claims and other receivables	178.56	175.62	653.01
Balance with central excise and government authorities	679.58	579.29	688.80
Leasehold Land Prepayments	22.04	10.44	28.09
Export Incentive receivable	356.92	310.53	207.7
Advance recoverable (oil and gas)	37.10	78.26	110.8
Unsecured, Considered doubtful
Advance to suppliers	5.73	5.73	5.73
Claims and other receivables	1.86	1.99	2.07
Security deposits	11.67	11.67	11.67
Less: Provision for doubtful advances	(19.26)	(19.39)	(19.47)

Total	2,717.25	1,985.74	2,656.73

340

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

19	Share capital

		As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Particulars		Number (in Crore)	Amount (Rs. in Crore)	Number (in Crore)	Amount (Rs. in Crore)	Number (in Crore)	Amount (Rs. in Crore)
a)	Authorised equity share capital
	Opening balance (equity shares of Rs. 1 each with voting rights)	5,127.01	5,127.01	5,127.01	5,127.01	5,127.01	5,127.01
	Less: Pursuant to the scheme of merger (Refer note 4)	(725.00)	(725.00)	—	—	—	—

	Closing balance (equity shares of ₹ 1 each with voting rights)	4,402.01	4,402.01	5,127.01	5,127.01	5,127.01	5,127.01

	Authorised preference share capital
	Opening balance (preference shares of Rs. 10 each)	3.50	35.00	3.50	35.00	3.50	35.00
	Add: Pursuant to the scheme of merger (Refer note 4)	297.50	2,975.00	—	—	—	—

	Closing balance (preference shares of ₹ 10 each)	301.00	3,010.00	3.50	35.00	3.50	35.00

b)	Issued, subscribed and paid up
	Equity shares of Rs. 1 each with voting rights*@	296.50	296.50	296.50	296.50	296.50	296.50
c)	To be issued pursuant to merger
	Equity shares of Rs. 1/- each with voting rights (Refer note 4) **	75.25	75.25	—	—	—	—

		371.75	371.75	296.50	296.50	296.50	296.50

*	includes 310,632 (March 31, 2016: 310,632 and April 01, 2015: 310,632) equity shares kept in abeyance. These shares are not part of listed equity capital.
@	includes 39,84,256 (March 31, 2016: Nil and April 01, 2015: Nil) equity shares held by Vedanta Limited ESOS Trust (Refer Note 20).
**	voting rights excercisable upon issuance.

d)	Shares held by ultimate holding company and its subsidiaries/associates

	As at March 31, 2017*		As at March 31, 2016		As at April 01, 2015
Particulars	No. of Shares held (in Crore)	% of holding	No. of Shares held (in Crore)	% of holding	No. of Shares held (in Crore)	% of holding
Twin Star Holdings Limited	128.01	43.18	128.01	43.18	128.01	43.18
Twin Star Holdings Limited(2)	9.93	3.35	9.93	3.35	9.93	3.35
Finsider International Company Limited	40.15	13.54	40.15	13.54	40.15	13.54
Westglobe Limited	4.43	1.50	4.43	1.50	4.43	1.50
Welter Trading Limited	3.82	1.29	3.82	1.29	3.82	1.29

Total	186.34	62.86	186.34	62.86	186.34	62.86

*	Computed based on actual number of shares issued till March 31, 2017.
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.
(2)	Represented by 24,823,177 American Depository Shares (“ADS”).

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

e)	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

Particulars	As at March 31, 2017	As at March 31, 2016	(in Crore) As at April 01, 2015
Equity shares issued pursuant to Schemes of Amalgamation (in FY 2013-14)	209.59	209.59	209.59

f)	Details of shareholders holding more than 5% shares in the Company

	As at March 31, 2017*		As at March 31, 2016		As at April 01, 2015
Particulars	Number of Shares (in Crore)	% of holding	Number of Shares (in Crore)	% of holding	Number of Shares (in Crore)	% of holding
Twin Star Holdings Limited	128.01	43.18	128.01	43.18	128.01	43.18
Twin Star Holdings Limited #	9.93	3.35	9.93	3.35	9.93	3.35
Finsider International Company	40.15	13.54	40.15	13.54	40.15	13.54
Limited

#	24,823,177 ADS, held by CITI Bank N.A. New York as a depository.
*	Computed based on actual numbers of shares issued till March 31, 2017

g.	Other disclosures

(i)	The Company has one class of equity shares having a par value of Rs. 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(ii)	The Company has one class of 7.5% non-cumulative redeemable preference shares having a par value of Rs. 10 per share. Each shareholder is eligible for one vote per share held in terms of Section 47 of the Companies Act 2013 and dividend as and when declared by the Company. As per the terms of preference shares, these shares are redeemable at par on expiry of 18 months from the date of their allotment thereof. In the event of winding up of Vedanta Limited, the holders of Preference Shares shall have a right to receive repayment of capital paid up and arrears of dividend, whether declared or not, up to the commencement of winding up, in priority to any payment of capital on the equity shares out of the surplus of Vedanta Limited.

(iii)	ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As on March 31, 2017, 217,019,900 equity shares were held in the form of 54,254,975 ADS.

(iv)	In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002 the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 and reduced its paid up share capital by Rs. 10.03 Crore. There are 1,99,026 equity shares (Previous year 1,98,900 equity shares) of Rs. 1 each pending clearance from NSDL/CDSL. The Company has filed application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

342

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

20	Other equity (Refer consolidated statments of changes in equity)

a)	General reserve: Under the erstwhile Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn.

b)	Debenture redemption reserve: The Companies Act, 2013 requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures.

c)	Preference share redemption reserve: The Companies Act, 2013 provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company.

d)	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations.

e)	Treasury share represents 39,84,256 equity shares (face value of Rs. 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in note no. 46.

343

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

21	Non-current financial liabilities - Borrowings

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Secured
Redeemable non convertible debentures	13,675.06	11,515.30	11,120.18
Term loans from banks	24,700.99	30,035.83	29,240.34
Project buyers’ credit from banks	137.42	490.24	441.41
Unsecured
Deferred sales tax liability	93.62	96.63	96.29
Project buyers’ credit from banks	717.05	966.84	445.16
Long term borrowings from related parties (Refer note 51)	—	12,383.41	16,210.00
Non-current financial liabilities - Borrowings (A)	39,324.14	55,488.25	57,553.38
Less: Current maturities of long term borrowings (Refer note 27)	(9,069.00)	(6,109.84)	(5,717.67)
Total non-current financial liabilities - Borrowings (Net)	30,255.14	49,378.41	51,835.71
Current financial liabilities - Borrowings (B) (Refer note 25)	32,244.87	12,289.56	10,356.49

Total Borrowings (A+B)	71,569.01	67,777.81	67,909.87

a)	The Group has not defaulted in the repayment of loans and interest as at Balance Sheet date.
b)	Summary of Redeemable non-convertible debentures (Carrying value)

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
11.50% due October 2015	—	—	133.30
12.25% due November 2015	—	—	166.70
9.8% due November 2015	—	—	1,503.18
9.00% due May 2016	—	75.00	300.00
8.60% due May 2016	—	250.00	499.80
9.60% due September 2016	—	120.06	120.06
10.25% due August 2017	500.00	500.00	500.00
9.70% due September 2017	180.00	179.81	179.76
9.36% due October 2017	975.24	975.00	975.00
9.27% due November 2017	200.00	200.00	200.00
9.36% due December 2017	525.00	525.00	525.00
8.91% due April 2018	997.82	996.10	325.58
7.75% due September 2019	250.00	—	—
8.65% due September 2019	150.00	—	—
8.25% due October 2019	300.00	—	—
8.20% due November 2019	300.00	—	—
7.50% due November 2019	200.00	—	—
7.95% due April 2020	300.00	—	—
8.70% due April 2020	600.00	—	—
9.70% due August 2020	1,999.00	1,999.00	—
8.75% due April 2021	250.00	—	—
8.75% due September 2021	250.00	—	—
9.24% due October 2022*	499.70	499.20	498.75
9.40% due November 2022*	499.70	499.20	498.75
9.40% due December 2022*	499.70	499.20	498.75
9.24% due December 2022*	499.90	499.63	499.30
9.10% due April 2023*	2,499.00	2,498.70	2,498.25
9.17% due July 2023*	1,200.00	1,199.40	1,198.00

Total	13,675.06	11,515.30	11,120.18

*	The debenture holders of these NCDs and the company have put and call option at the end of 5 years from the respective date of the allotment of the NCDs.

344

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

c)	The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks taken by the parent and subsidiaries. The Group’s total secured borrowings and a summary of security provided by the Group are as follows -

Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Secured long term borrowings	38,513.47	42,041.37	40,801.93
Secured short term borrowings	6,820.14	1,596.41	706.08

Total	45,333.61	43,637.78	41,508.01

Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Project buyers’ credit from banks	Secured by exclusive charge on the assets of Vedanta Limited’s aluminium division at Jharsuguda imported under facility and first charge on Jharsuguda aluminium’s current assets on pari passu basis.	11.54	1.84	12.30
	Secured by first charge on pari passu basis on all the movable assets of TSPL.	—	131.14	597.02
	Secured by a residual charge on all the movable assets of VGCB, both present and future.	118.00	121.00	114.00
	Secured by exclusive charge only on specific assets imported under the facility in BALCO.	19.42	385.19	372.20
Cash credit	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivable, book debts and all other movables, both present and future in BALCO. The charges ranks pari passu among banks under multiple banking arrangements, both for fund based and non-fund based facilities.	—	120.88	51.97
External Commercial Borrowings	Secured by a first pari passu charge on all present and future movable assets of Vedanta Limited’s Aluminium division at Jharsuguda including its movable plant and machinery, equipment, machinery spare tools and accessories except for assets acquired under buyer’s credit where there is a second charge.	648.02	1,984.51	3,388.47
	Secured by first pari passu charge over property, plant and equipments of BALCO with Minimum Security cover of 1.25 times except for assets acquired under buyer’s credit where there is a second charge.	479.15	—	—
	Secured by first pari passu charges on Project assets related to 1200 MW Power Plant and 3.25 LTPA Smelter both present and future along with secured lenders except for assets acquired under buyer’s credit where there is a second charge in BALCO.	323.06	328.95	—
	Secured by first pari passu charges on all the property, plant and equipments (excluding land) of the 3.25 LTPA Aluminium Smelter along with a Thermal Power Plant of 1200 MW at BALCO except for assets acquired under buyer’s credit where there is a second charge, both present and future along with secured lenders	864.51	1,326.60	1,247.85

345

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Redeemable non convertible debentures	The Principal together with interest (in respect of the amount so subscribed and issued) is secured by the first pari-passu charge over specific identified property, plant and equipments of Vedanta Limited’s iron ore division with the minimum security cover of 1.25 times.	1,500.00	1,500.00	1,500.00
	Secured by a pari passu charge on BALCO’s movable and immovable properties tangible or intangible assets except for assets acquired under buyer’s credit where there is a second charge, other than BALCO’s current assets to the extent of 1.33 times of the issued amount of the debentures	—	—	166.70
	Secured by a first pari passu charge over property, plant and equipment of BALCO with minimum security cover of 1.10 times except for assets acquired under buyer’s credit where there is a second charge.	—	250.00	499.80
	Secured by first pari passu charge over property, plant and equipments ( excluding leasehold properties) of BALCO with minimum security cover of 1.25 times except for assets acquired under buyer’s credit where there is a second charge.	500.00	500.00	500.00
	Secured by security cover of 1.25 times on the face value of outstanding debentures by way of first pari passu charge on the assets of Vedanta Limited’s power division and/or assets of 2400 MW Thermal Power at Jharsuguda, Odisha at all times during the tenure of the debenture.	1,499.04	1,497.60	1,496.26
	Secured by way of first pari-passu charge on the specific movable and/or immovable property, plant and equipments except for assets acquired under buyer’s credit where there is a second charge, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of bonds outstanding at any point of time. The whole of the movable property, plant and equipments of the 1.6 MTPA Aluminium Smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery along with 75 MW co-generation plant in Lanjigarh are covered	6,698.20	6,196.73	4,328.85
	Secured by first pari passu charge over the property, plant and equipments of Vedanta Limited’s Lanjigarh Expansion and Lanjigarh 2 MTPA Assets with a minimum security cover of 1 time of the outstanding amount of the debenture	1,550.00	—	—
	Secured 1.1 times of the face value of outstanding debentures, by way of charge on the property, plant and equipment of the VGCB	—	75.00	300.00
	Secured by first pari passu charge on the assets of TSPL both present and future, with a minimum asset cover of 1.25 times during the tenure of the NCDs (including the debt service reserve account)	—	—	1,503.17

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
	Secured by first pari passu charge on all the property, plant and equipments of TSPL both present and future, with a minimum asset cover of 1.1 times during the tenure of the NCDs (including debt service reserve account).	1,927.82	1,495.97	825.40
Term loans from banks	Secured by first charge on pari passu basis on all the assets of TSPL, both present and future	3,640.13	2,330.00	498.30
	Secured by first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including WIP) of the Aluminium and Power Project, both present and future except for assets acquired under buyer’s credit where there is a second charge; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments. Aluminium and Power project shall mean the manufacturing facilities comprising of (i) alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 75 MW at Lanjigarh, Odisha. (ii) aluminium smelter having an output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Odisha.	2,658.84	—	—
	Secured by a first pari passu charge on movable & immovable property, plant and equipments of Vedanta Limited’s Refinery expansion project (beyond 2 MTPA & upto 6 MTPA)	984.41	—	—
	Secured by creating first pari-passu charge by way of hypothecation of the movable property, plant and equipments except for assets acquired under buyer’s credit where there is a second charge, and mortgage on all the immovable property, plant and equipments of the Aluminium Division of Vedanta Limited, both present and future, including leasehold land.	9,292.26	10,447.50	10,675.00
	Secured by a first pari passu charge by way of hypothecation on the entire movable property, plant and equipments (including CWIP) of the project at Vedanta Limited’s Jharsuguda Aluminium division except for assets acquired under buyer’s credit where there is a second charge, both present and future; and mortgage by deposit of documents of title of the land pertaining to the property, plant and equipments.	1,942.05	1,966.20	1,984.30
	Secured by aggregate of the Net property, plant and equipments of Aluminium Division and the Lanjigarh Expansion Project reduced by the outstanding amount of other borrowings having first pari passu charge on the property, plant and equipments of Aluminium division and the Lanjigarh Expansion Project except for assets acquired under buyer’s credit where there is a second charge.	1,245.05	1,244.64	—
	Secured by creating first pari-passu charge by way of hypothecation of the movable property, plant and equipments and mortgage on all the immovable property, plant and equipments of the Aluminium Division of Vedanta Limited except for assets acquired under buyer’s credit where there is a second charge, both present and future, including leasehold land.	375.00	445.00	—

347

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Facility Category	Security details	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
	Secured by 2nd pari passu charge on specific property, plant and equipments of Vedanta Limited related to 2400 MW power project in Jharsuguda (except agricultural land)	437.30	687.00	936.62
	Secured by first pari passu charge on movable property, plant and equipments (excluding Coal Block assets) except for assets acquired under buyer’s credit where there is a second charge, both present and future along with secured lenders in BALCO.	1,540.78	1,594.13	—
	The facility is guaranteed by Vedanta Resources Plc. Further TEHL has pledged all the shares it holds in TMHL as security for this loan	3,890.55	5,926.90	7,461.77
	The facility is guaranteed by Vedanta Resources Plc. Further 100% shares of TMHL (held by TEHL) have been pledged as security for this facility	2,917.99	3,081.00	3,048.03
	Secured by first pari passu charge on all movable and immovable property, plant and equipment, current assets of VGCB including escrow account, both present and future with a minimum cover of 1.25 times and first pari passu charge with other term lenders on project assets.	270.49	—	—

Total		45,333.61	43,637.78	41,508.01

d)	Bank loans availed by the Group are subject to certain covenants relating to interest service coverage, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth, debt to EBITDA ratio and return on fixed assets. The Group has complied with the covenants as per the terms of the loan agreement.

348

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

e)	Terms of repayment of total borrowings outstanding as of March 31, 2017 are provided below -

							(Rs. in Crore)
Borrowings	Weighted average of interest as on March 31, 2017	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign Currency term Loan	4.04%	6,808.05	6,808.05	—	—	—	Repayable in 2 bullet payments
Rupee Term Loan	9.64%	22,386.25	2,746.47	4,621.97	10,094.88	4,948.77	Repayable in 474 quarterly installments, 43 half yearly installments
External Commercial Borrowings	4.76%	2,314.74	1,080.23	516.59	564.10	162.10	Repayable in 8 annual installments and 1 bullet payment
Redeemable non convertible debentures	9.15%	13,675.06	4,378.90	5,699.01	3,599.33	—	Repayable in 23 bullet payments
Commercial paper	6.55%	23,418.27	23,447.96	—	—	—	Repayable in 33 bullet payments
Working Capital Loan	8.13%	1,203.78	1,203.78	—	—	—	Export packing credit is repayable within 1-6 months from the date of drawal and cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility
Project buyers’ credit from banks	2.54%	866.01	866.01	—	—	—	Repayable in 5 bullet payments
Amounts due on factoring	3.23%	803.23	803.23	—	—	—	Repayable in 3 bullet payments
Deferred sales tax liability	NA	93.62	9.68	28.34	32.00	57.89	Repayable monthly in 14 years from the date of deferrment. The loan has been measured using a discount rate of 7.5%

Total		71,569.01	41,344.31	10,865.91	14,290.31	5,168.76

The above maturity is based on the total principal outstanding gross of issue expenses.

349

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

22	Non-current financial liabilities - Other financial liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Payable for purchase of property, plant and equipment	308.69	406.70	1,142.98
Security deposits from vendors and others	1.28	1.70	1.84
Derivatives designated as hedges (Refer note 45)	55.62	7.78	0.88
Obligation for issuance of redeemable preference shares (Refer note 4 & 19)	3,010.00	—	—

Total	3,375.59	416.18	1,145.70

23	Non current Provisions

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Provision for employee benefits[a] (Refer note 47)	182.46	136.75	163.49
Provision for restoration, rehabilitation and environmental costs	1,871.04	1,914.64	1,764.40

Total	2,053.50	2,051.39	1,927.89

a)	includes gratuity, compensated absences, etc.

		(Rs. in Crore)
b) Particulars	Restoration, rehabilitation and environmental costs	Others (Refer c)
At April 01, 2015	1,994.73	74.91
Additions	97.67	3.60
Amounts utilised	(219.67)	(30.98)
Unwinding of discount	71.02	—
Revision in estimates	7.21	—
Exchange differences	79.44	0.72
At March 31, 2016	2,030.40	48.25
Additions	116.22	1.33
Amounts utilised	(85.41)	—
Unwinding of discount	84.79	—
Revision in estimates	(184.37)	—
Exchange differences	(27.63)	—
At March 31, 2017	1,934.00	49.58
Classification as at April 01, 2015
Current	230.33	74.91
Non-Current	1,764.40	—
Classification as at March 31, 2016
Current	115.76	48.25
Non-Current	1,914.64	—
Classification as at March 31, 2017
Current	62.96	49.58
Non-Current	1,871.04	—

c)	Others

Other provisions comprise the Group’s best estimate of the costs based on the possibility of occurrence in the future to settle certain legal, tax and other claims outstanding against the Group. The timing of cash flows in respect of such provisions cannot be reasonably determined.

350

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

24	Other non-current liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Advances
Advance from customers[a]	—	998.64	—
Others
Deferred government grants[b]	4,158.40	4,195.21	4,307.01

Total	4,158.40	5,193.85	4,307.01

a)	Advances from customers include amounts received under long term supply agreements. The advance would be settled by supplying goods as per the terms of the agreement.
b)	Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of property, plant and equipment accounted for as government grant and being amortised over the useful life of such assets.

25	Current financial liabilities - Borrowings

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Secured
Loans from banks[c]	6,808.60	1444.05	48.98
Others
Project buyer’s credit from banks	11.54	148.93	654.11
Working capital loan	—	3.43	2.99
Unsecured
Loans from banks	24.11	67.24	192.92
Others
Project buyer’s credit from banks	—	—	64.04
Commercial paper	23,418.27	8,814.89	7,996.79
Packing credit in foreign currencies from banks	1,179.12	1,096.83	720.84
Working capital loan	—	5.60	45.06
Amounts due on factoring	803.23	708.59	630.76

Total	32,244.87	12,289.56	10,356.49

a)	For details on terms of short term borrowing refer note 21.
b)	The Company has discounted trade receivables on recourse basis Rs. 165.58 Crore (March 31,2016: Rs. 140.33 Crore and April 01,2015: Rs. 1.61 Crore) Accordingly, the monies received on this account are shown as borrowings as the trade receivables do not meet de-recognition criteria.
c)	Includes Rs. 6,808.05 which became current pursuant to cancellation of shares held by TMHL in Cairn India, upon the merger being effective as referred to in note 4. The same was classified as a non-current borrowing in earlier periods.

26	Current financial liabilities - Trade payables

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Trade payables*	7,128.77	6,212.42	5,353.28
Operational buyers credit**	11,330.34	9,949.95	9,475.90

Total	18,459.11	16,162.37	14,829.18

*	Trade Payables are non- interest bearing and are normally settled upto 180 days terms.

For amounts due and terms and conditions of related party payables refer note 51.

**	Operational Buyer’s Credit is availed from banks at an interest rate ranging from 1% to 2% per annum and are repayable within one year from the date of draw down, based on the letter of comfort issued under working capital facilities sanctioned by domestic banks. Some of these facilities are secured by first pari-passu charge over the present and future current assets of the Group.

351

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

27	Current financial liabilities - Other financial liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Current maturities of long term borrowings[a] (Refer note 21)	9,069.00	6,109.84	5,717.67
Interest accrued but not due on borrowings	838.95	742.89	651.86
Financial Instruments Derivatives	821.63	448.57	257.34
Unpaid/Unclaimed dividend[b]	368.16	337.02	232.99
Unpaid matured deposits and interest accrued thereon[c]	0.13	0.13	0.13
Project Creditors	2,965.54	5,301.71	6,343.33
Due to related parties (Refer note 51)	12.70	345.52	292.56
Deposits from Vendors and others	986.69	272.89	267.50
Profit petroleum payable	987.80	447.10	86.70
Interim Dividend payable	7,217.03	3,557.17	—
Other Liabilities[d]	1,037.49	788.71	806.99

Total	24,305.12	18,351.55	14,657.07

a)	Current maturities of long-term borrowings consist of:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Deferred sales tax liability	9.22	6.33	5.42
Buyer’s credit from banks	854.48	645.42	306.05
Term loans from banks	2,746.17	3,690.07	3,109.14
Redeemable non convertible debentures	4,378.90	445.00	775.00
Foreign currency loans from banks	1,080.23	1,323.00	1,522.06

Total	9,069.00	6,109.84	5,717.67

b)	Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 0.38 Crore (March 31, 2016: Rs. 0.38 Crore and April 01, 2015: Rs. 0.38 Crore) which is held in abeyance due to a pending legal case.
c)	Matured deposits of Rs. 0.08 Crore (March 31, 2016: Rs. 0.08 Crore and April 01, 2015: Rs. 0.08 Crore) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending legal litigation between the beneficiaries.
d)	Includes reimbursement of expenses, interest accrued on other than borrowings, liabilities related to claim etc.

28	Other current liabilities

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Statutory Liabilities and other liabilities[a]	2,217.60	2,182.98	1,154.66
Amount payable to employee provident fund (Refer note 51)	9.43	9.65	10.56
Deferred government grant[b]	207.57	177.71	105.24
Advance from customers[c]	4,721.49	2,567.01	319.62
Advance from related party (Refer note 51)	13.91	—	—
Dividend tax payable	—	2,064.43	—

Total	7,170.00	7,001.78	1,590.08

a)	Statutory liabilities include contribution to PF, ESIC, withholding taxes, excise duty, VAT, service taxetc.
b)	Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of property, plant and equipment accounted for as government grant and being amortised over the useful life of such assets.
c)	Advances from customers include amounts received under long term supply agreements. The advance would be settled by supplying goods as per the terms of the agreements. The portion of advance that is expected to be settled within the next 12 months has been classified as a current liability.

352

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

29	Current provisions

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Provision for employee benefits[a] (Refer note 47)	180.55	186.95	251.41
Provision for restoration, rehabilitation and environmental costs[b]	62.96	115.76	230.33
Other Provisions[b]	49.58	48.25	74.91

Total	293.09	350.96	556.65

a)	Includes gratuity, compensated absences, etc.
b)	For details refer note 23.

30	Revenue from operations

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Sale of products (including excise duty)[a]	77,899.23	68,991.81
Less: Government share of profit petroleum	(2,967.81)	(2,363.97)
Total Sale of products	74,931.42	66,627.84
Sale of services	479.18	672.90
Other operating revenues
Export incentives	256.30	350.28
Scrap sales	158.31	183.69
Sale of carbon credit	12.33	—
Sale of slag	11.96	23.44
Rent	5.68	3.98
Miscellaneous income	316.07	130.58

Revenue from operations	76,171.25	67,992.71

a)	Sale of products include excise duty collected from customers of Rs. 3,946.22 Crore (March 31, 2016: Rs. 3,730.95 Crore).

31	Other Income

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Net gain on investments measured at FVTPL	3,185.30	2,814.34
Interest income from investments measured at FVTPL	485.00	455.27
Interest income from investments measured at FVOCI	321.27	322.59
Interest income from financial assets at amortised cost
- Bank Deposits	171.16	358.97
- Loans	4.26	0.98
- Interest Others	210.35	172.49
Dividend Income from
- financial assets at FVTPL	0.57	—
- financial assets at FVOCI	0.71	0.32
Net gain on foreign currency transactions and translation	—	16.63
Deferred Government grant income (Refer note 24 and 28)	129.80	106.99
Other non Operating Income[a]	72.17	194.98

Total	4,580.59	4,443.56

a)	Includes NIL (March 31, 2016: Rs. 62.74 Crore) on account of reversal of provision of interest on income tax relating to earlier years.

353

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

32	Changes in inventories of finished goods and work-in-progress*

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening Stock:
Finished Goods	565.76	583.54
Work in Progress	2,259.46	2,792.30
	2,825.22	3,375.84
Add: Foreign exchange difference	(0.94)	(87.31)
Less: Trial run production lying in opening stock capitalized during the year	—	144.41
Closing Stock
Finished Goods	755.77	565.76
Work in Progress	3,297.50	2,259.46
	4,053.27	2,825.22

Total	(1,228.99)	318.90

*	Inventories include goods-in-transit

33	Employee benefits expense

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Salaries and Wages	2,535.63	2,624.16
Share based payments (Refer note 46)	90.11	119.15
Contributions to provident and other funds (Refer note 47)	175.40	168.83
Staff welfare expenses	205.26	222.33
Less: Cost allocated/directly booked in joint ventures	(667.06)	(676.21)

Total	2,339.34	2,458.26

a)	In view of the inadequacy of profits for the FY 2013-14, the remuneration paid to the Executive Chairman of the Company was in excess of the limits specified in Section 198 read together with Schedule XIII of the erstwhile Companies Act, 1956. Basis legal advice, the Company had approached the Ministry of Corporate Affairs (MCA), for waiver of excess remuneration on the grounds that the excess has arisen purely on account of the Scheme of Arrangement and Amalgamation. MCA has advised the Company to seek approval of the Shareholders by way of Special Resolution as the earlier resolution was by way of Ordinary Resolution. The Company propose to seek the Shareholders approval at the ensuing Annual General Meeting (AGM) and then approach the MCA for a final approval.

34	Finance Cost

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Interest expense on financial liabilities at amortised cost	4,843.94	4,904.09
Other finance costs	776.57	632.55
Net interest on defined benefit arrangement	15.03	19.00
Unwinding of discount	84.79	71.02
Exchange difference regarded as an adjustment to borrowing cost	134.91	151.58
Less: Cost allocated/directly booked in joint ventures	(0.20)	(0.11)

Total	5,855.04	5,778.13

a)	Capitalisation of borrowing costs relates to funds borrowed both specifically and generally to acquire/construct qualifying assets. The capitalisation rate relating to general borrowings was approximately 9% for the year ended March 31, 2017. Refer Note 5.

354

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

35	Other Expenses

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Consumption of stores and spare parts	2,308.71	1,855.46
Share of expenses in producing oil and gas blocks	1,882.40	2,093.49
Exploration Costs written off (Refer note 5)	40.69	29.38
Cess on crude oil	1,949.48	2,604.95
Water Charges	169.31	119.33
Repairs to Plant and equipment	1,881.63	1,646.86
Repairs to Building	97.63	133.54
Repairs Others	110.83	119.02
Mine Expenses	1,527.62	1,214.75
Excise Duty on changes in inventories[a]	0.26	(6.47)
Royalty	2,596.62	1,924.93
Rates and Taxes	68.75	63.16
Rent	65.89	64.21
Insurance	117.06	116.74
Conveyance & Travelling Expenses	111.46	111.74
Loss On Sale Of Fixed Asset	43.50	5.87
Directors Sitting Fees and Commission	5.78	7.65
Bad trade receivables and advances written off	—	1.06
Provision for doubtful trade Receivables / advances	18.79	28.35
Carriage Outward	967.41	697.82
Demurrage over despatch	19.07	—
Amortisation of prepaid lease charges	10.82	5.99
Net loss on foreign currency transactions and translation	88.46	—
Miscellaneous Expenses	2,565.01	2,817.13
Less: Cost allocated/directly booked in joint ventures	(205.44)	(297.18)

Total	16,441.74	15,357.78

a)	Represents the aggregate of excise duty borne by the Group and difference between excise duty on opening and closing stock of finished goods.

36	Exceptional Items

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Impairment (reversal)/charge on property, plant and equipment, capital work-in-progress and exploration intangible assets under development	114.40	33,636.85
Voluntary Retirement Expenses	—	147.87

Total	114.40	33,784.72

(i)	Impairment loss on property, plant and equipment includes:

a)	Non-cash provision during the year ended March 31, 2017 of Rs. 200.70 Crore relating to certain old items of capital work-in- progress at the Alumina refinery operations and Rs. 115.44 Crore during the year ended March 31, 2016 against the assets grouped under capital work-in-progress Bellary, Karnataka.

b)	During the year ended March 31, 2017, the Company has recognized net impairment reversal of Rs. 86.30 Crore relating to Rajasthan oil and gas block. Of this net reversal, Rs. 421.89 Crore charge has been recorded against cost of producing facilities and Rs. 508.19 Crore reversal has been recorded against exploration intangible assets under development. During the year ended March 31, 2016, the Group had recognised impairment charge on its oil and gas assets of Rs. 31,981.53 Crore mainly relating to Rajasthan block, triggered by the significant fall in the crude oil prices, prevailing discount of Rajasthan crude and adverse long-term impact of revised oil cess. Of this charge, Rs. 7,145.40 Crore, Rs. 9.92 Crore and Rs. 24,826.21 has been recorded against cost of producing facilities, capital work-in-progress and Exploration intangible assets under development, respectively.

355

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The recoverable amount of Rajasthan oil and gas cash generating units (CGU), Rs. 13,013.11 Crore and Rs. 14,619.77 Crore as at March 31, 2017 and March 31, 2016 respectively, was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil or natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal discounted cash flow tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$51 per barrel for next one year (March 31,

2016: US $ 41 per barrel) and scales upto long- term nominal price of US $68 per barrel over the next 3 years thereafter (March 31, 2016 US $70 per barrel) derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.2% (March 31, 2016: 11%) derived from the post-tax weighted average cost of capital after factoring in the risks ascribed to PSC extension. The impairment loss relates to the oil and gas business reportable segments.

c)	Rs. 1,490.14 Crore impairment charge for the year ended March 31, 2016 in respect of the iron ore assets in West Africa (Western Cluster, Liberia) on account of low iron ore prices, geo-political factors and no plans for any substantive expenditure resulting in continued uncertainty in the project. Of this charge, Rs. 681.70 Crore has been recorded against capital work-in- progress and Rs. 808.44 Crore has been recorded against exploration intangible assets under development.

d)	Rs. 49.74 Crore for the year ended March 31, 2016 for property, plant and equipment in respect of Copper Mines of Tasmania Pty Limited, as a result of extended care and maintenance, low copper prices and continued uncertainty in the project.

37	Tax expense

(a)	Tax charge/(credit) recognised in profit or loss

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Current tax:
Current tax on profit for the year	2,310.24	2,108.67
Charge/(credit) in respect of current tax for earlier years	(8.73)	(166.90)

Total Current Tax	2,301.51	1,941.77

Deferred tax:
Origination and reversal of temporary differences	(93.46)	(14,229.83)
Impact of change in tax rate	—	219.70
Charge in respect of deferred tax for earlier years	(71.56)	(230.23)

Total Deferred Tax	(165.02)	(14,240.36)

Distribution tax on dividend from subsidiaries	1,641.82	1,621.04
	3,778.31	(10,677.55)
Effective income tax rate (%)	27.68%	37.41%

356

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

(b)	A reconciliation of income tax expense applicable to accounting profit/ (loss) before tax at the statutory income tax rate to recognised income tax expense/ (credit) for the year indicated are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Accounting profit/(loss) before tax	13,651.57	(28,540.17)
Statutory income tax rate	34.61%	34.61%
Tax at statutory income tax rate	4,724.54	(9,877.18)
Disallowable expenses	96.89	81.84
Non-taxable income	(1,037.48)	(1,052.22)
Tax holidays and similar exemptions	(1,269.99)	(597.97)
Investment allowances	(482.09)	(350.65)
Change in deferred tax balances due to change in income tax rate from 33.99% to 34.61%	—	219.70
Effect of tax rate differences of subsidiaries operating in other jurisdictions	(332.15)	(1,006.40)
Dividend distribution tax	1,641.82	1,621.04
Charge/(credit) in respect of earlier years	(80.29)	(397.13)
Unrecognised tax assets (net)	660.56	748.45
Other permanent differences	(143.50)	(67.03)
	3,778.31	(10,677.55)

There are certain income-tax related legal proceedings which are pending against the Group. Potential liabilities, if any have been adequately provided for, and the Group does not currently estimate any probable material incremental tax liabilities in respect of these matters. (Refer note 49A)

Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has such types of undertakings at Haridwar and Pantnagar, which are part of Hindustan Zinc Limited (Zinc India). In the current year, Haridwar and Pantnagar units are eligible for deduction at 30% of taxable profits.

Sectoral Benefit - Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions.

The Group currently has total operational capacity of 8.4 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions.

The Group has power plants which benefit from such deductions, at various locations of Hindustan Zinc Limited (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn).

Sectoral benefit - oil & gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil & gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions.

In the Group, erstwhile Cairn India Limited (now merged with Vedanta Limited) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

The total effect of such tax holidays and exemptions was Rs. 1,269.99 Crore for the year ended March 31, 2017 (March 31, 2016: Rs. 597.97 Crore).

Investment Allowance U/s 32 AC of the Income Tax Act - Incentive for acquisition and installation of new high value plant or Machinery to manufacturing companies by providing an additional deduction of 15% of the actual cost of plant or Machinery acquired and installed during the year. The actual cost of the new Plant or Machinery should exceed Rs. 25 Crore. to be eligible for this deduction. Deduction U/s.32AC is available up to financial year March 31, 2017.

357

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80% of the applicable tax rate on foreign source income.

(c)	Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment and the depreciation on mining reserves, net of losses carried forward by Vedanta Limited (post the re-organisation) and unused tax credits in the form of MAT credits carried forward in Vedanta Limited, Cairn Energy Hydrocarbons Limited and Hindustan Zinc Limited. Significant components of Deferred tax (assets) and liabilities recognized in the consolidated statements of Financial position are as follows :

For the year ended March 31, 2017

						(Rs. in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 01, 2016	Charged / (credited) to statement of profit or loss	Charged / (credited) to other comprehensive income	Charged / (credited) to Equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2017
Property, Plant and Equipment	11,027.93	43.76	—	—	(15.52)	11,056.17
Voluntary retirement scheme	(58.91)	11.19	—	—	—	(47.72)
Employee benefits	(73.20)	(4.89)	(2.74)	—	—	(80.83)
Fair valuation of derivative asset/liability	(17.73)	(25.86)	9.93	—	—	(33.66)
Fair valuation of other asset/liability	1,184.10	(83.80)	0.00	—	19.84	1,120.14
MAT credit entitlement	(13,046.44)	693.35	(27.78)	—	—	(12,380.87)
Unabsorbed depreciation and tax losses	(3,921.56)	(498.40)	—	—	—	(4,419.96)
Other temporary differences	(362.04)	(300.37)	21.70	4.28	14.81	(621.62)

Total	(5,267.85)	(165.02)	1.11	4.28	19.13	(5,408.35)

For the year ended March 31, 2016

						(Rs. in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 1, 2015	Charged / (credited) to statement profit or loss	Charged / (credited) to other comprehensive income	Charged / (credited) to Equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2016
Property, Plant and Equipment	22,054.12	(11,671.13)	—	—	644.94	11,027.93
Voluntary retirement scheme	(38.62)	(20.29)	—	—	—	(58.91)
Employee benefits	(95.77)	25.51	(4.41)	—	1.47	(73.20)
Fair valuation of derivative asset/liability	(18.82)	(7.39)	8.48	—	—	(17.73)
Fair valuation of other asset/liability	1,354.36	(170.26)	—	—	—	1,184.10
MAT credit entitlement	(11,880.45)	(1,167.13)	—	1.14	—	(13,046.44)
Unabsorbed depreciation and tax losses	(3,083.36)	(838.20)	—	—	—	(3,921.56)
Other temporary differences	(36.35)	(322.90)*	—	—	(2.79)	(362.04)

Total	8,255.11	(14,171.79)	4.07	1.14	643.62	(5,267.85)

*	Includes Rs. 68.57 Crore of Distribution tax on dividend from subsidiaries.

358

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Deferred tax assets and liabilities have been offset where they arise in the same legal entity and taxing jurisdiction but not otherwise. Accordingly the net deferred tax (assets) / liability has been disclosed in the Balance Sheet as follows:

			(Rs. in Crore)
	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Deferred tax assets	(7,492.02)	(8,518.60)	(7,494.69)
Deferred tax liabilities	2,083.67	3,250.75	15,749.80

Net Deferred tax (assets) / liabilities	(5,408.35)	(5,267.85)	8,255.11

Deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset at respective entities.

Unused tax losses / unused tax credit for which no deferred tax asset is recognized amount to Rs. 12,821.43 Crore, Rs. 14,822.62 Crore and Rs. 9,852.84 as at March 31, 2017, March 31, 2016 and April 01, 2015 respectively. The unused tax losses expire as detailed below:

As at March 31, 2017

					(Rs. in Crore)
Unrecognised deferred tax assets	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	1,745.00	4,948.84	899.69	1,183.07	8,776.60
Unabsorbed depreciation	—	—	—	3,740.26	3,740.26
Unutilised MAT credit	—	—	295.92	—	295.92
Unused R&D tax credit	—	—	—	8.65	8.65

Total	1,745.00	4,948.84	1,195.61	4,931.98	12,821.43

As at March 31, 2016

					(Rs. in Crore)
Unrecognised deferred tax assets	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	—	6,557.02	360.68	923.63	7,841.33
Unabsorbed depreciation	—	—	—	3,877.52	3,877.52
Capital losses	—	269.70	2,425.69	—	2,695.39
Unutilised MAT credit	103.56	284.21	11.71	—	399.48
Unused R&D tax credit	—	—	—	8.90	8.90

Total	103.56	7,110.93	2,798.08	4,810.05	14,822.62

359

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

As at April 01, 2015

					(Rs. in Crore)
Unrecognised deferred tax assets	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	—	4,799.96	616.51	246.58	5,663.05
Unabsorbed depreciation	—	—	—	2,348.98	2,348.98
Capital losses	0.62	652.56	760.02	—	1,413.20
Unutilised MAT credit	19.79	220.95	178.53	—	419.27
Unused R&D tax credit	—	—	—	8.34	8.34

Total	20.41	5,673.47	1,555.06	2,603.90	9,852.84

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings are Rs. 32,879.75 Crore, Rs. 53,084.28 Crore and Rs. 51,781.49 Crore as at March 31, 2017, March 31, 2016 and April 01, 2015 respectively.

38	Earnings per equity share (EPS)

		(Rs. in Crore) except as stated
Particulars		Year ended March 31, 2017	Year ended March 31, 2016
Profit / (Loss) after tax and exceptional items attributable to equity share holders for Basic and Diluted EPS	A	5,512.21	(12,270.47)
Profit / (Loss) after tax but before exceptional items tax attributable to equity share holders for Basic and Diluted EPS	B	5,681.37	1,217.59
Computation of weighted average number of shares
Weighted average number of ordinary shares outstanding during the year excluding shares acquired for ESOP for basic earnings per share *	C	296.43	296.50
Effect of dilution:
Potential ordinary shares relating to share option awards		0.12	—
Adjusted weighted average number of shares of the Company in issue	D	296.56	296.50
Basic earnings/(loss) per equity share after exceptional items (Rs.)	A/C	18.60	(41.38)
Diluted earnings/(loss) per equity share after exceptional items (Rs.)	A/D	18.59	(41.38)
Basic earnings per equity share before exceptional items (Rs.)	B/C	19.17	4.11
Diluted earnings per equity share before exceptional items (Rs.)	B/D	19.16	4.11
Nominal Value per Share (Rs.)		1/-	1/-

*	After excluding the impact of treasury shares

39	Distributions made and proposed

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Amounts recognised as distributions to equity holders:
Equity dividends on ordinary shares:
Final dividend for 2015-16[a] (March 31, 2016 : Rs. 2.35 per share)	—	696.78
Interim dividend for the year : Rs. 19.45 per share (March 31, 2016 : Rs. 3.5 per share)[b]	7,098.86	1,037.75
Dividend distribution tax interim dividend[c]	—	1.28

	7,098.86	1,735.81

a	Proposed dividends on equity shares are subject to approval at the ensuring annual general meeting and are not recognized as a liability (including Dividend distribution tax thereon) until approved by shareholders.

360

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

b	Two interim dividends of Rs. 1.75 and Rs. 17.70 per share were declared during the year. This includes 2nd interim dividend of Rs. 7.05 Crore payable on 39,84,256 equity share held by Vedanta Limited through ESOP trust for its stock options. (Refer note 20)

c	Net of tax on dividend from subsidiary allowed as set off u/s 115O of the Income Tax Act, 1961.

40	Operating lease: as lessee

a	Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period and the same is in line with expected general inflation to compensate for the lessor’s expected inflationary cost increase. There are no contingent rents and restrictions imposed by lease arrangements. The total of the future minimum lease payments under non-cancellable lease are as follow:

		(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Within one year of the balance sheet date	1.24	28.50	30.85
Due in a period between one year and five years	5.06	14.00	35.19
Later than five years	—	—	—

Lease payments recognized as expenses on non-cancellable lease during the year is Rs.7.36 Crore (March 31, 2016: Rs.25.90 Crore and April 01, 2015: Rs.24.34 Crore)

b	TSPL has ascertained that the Power Purchase Agreement (PPA) entered with Punjab State Power Corporation Limited (PSPCL) qualifies to be an operating lease under Ind AS 17 ‘Leases’. Based on the assessment that the lease payments are subject to variations on account of various factors like availability of coal, water, etc., the management has determined the entire consideration receivable under the PPA relating to recovery of capacity charges towards capital cost as contingent rent under Ind AS 17. The contingent rent recognised in the statement of profit and loss during the year ended March 31, 2017 and March 31, 2016 is Rs.1,228.70 Crore and Rs.582.17 Crore respectively.

41	Disclosure of Specified Bank Notes[a]

			(in Rs.)
Particulars	Specified bank notes[a]	Other denomination notes	Total
Closing cash in hand as on November 08, 2016	35,12,500.00	8,36,734.40	43,49,234.40
Add: Permitted receipts	—	10,62,117.00	10,62,117.00
Less: Permitted payments	14,500.00	11,98,097.00	12,12,597.00
Less: Amounts deposited in Banks	34,98,000.00	326.00	34,98,326.00
Closing cash in hand as on December 30, 2016	—	7,00,428.40	7,00,428.40

a	For the purposes of this clause, the term ‘Specified Bank Notes’ shall have the same meaning provided in the notification of the Government of India, in the Ministry of Finance, Department of Economic Affairs number S.O. 3407(E), dated the 8th November, 2016.

42	Pursuant to introduction of ‘The Mines and Mineral (Development and Regulation) Amendment Act, 2015 and subsequent Notification dated September 17, 2015, the Group has created liability in terms of Sections 9B(6) and 9C of the Act towards contribution to ‘District Mineral Foundation’ and ‘National Mineral Exploration Trust’ @ 30% and 2% on the royalty expenses respectively, effective from January 12, 2015. The Group has expensed Rs.549.93 Crore during the year (previous year Rs. 373.05 Crore on an estimated basis), which has been included under Royalty expenses.

43	a.

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequently the above orders of the Honourable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the Honourable Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are pending for hearing and admission.

361

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

b.	Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provided the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is scheduled for July 15, 2017. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for disinvestment and the Government is looking to divest through the auction route.

c.	Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on July 10, 2017. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for Rs. 15,492.00 Crore and Rs. 1,782.00 Crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

44	Capital management

The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from previous year.

The Group sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal fund generation, convertible debt securities, and other long term borrowings. The Group’s policy is to use short term and long-term borrowings to meet anticipated funding requirements.

The Group monitors capital on the basis of the net gearing ratio which is Net debt / Total Capital (equity + net debt). The Group is not subject to any externally imposed capital requirements.

Net debt are non-current and current as reduced by cash and cash equivalents, bank deposits/balance and current investments. Equity comprises all components including other comprehensive income.

362

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The following table summarizes the capital of the Group:

			(Rs.in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Cash and cash equivalents (Note 14)	9,863.71	2,200.31	1,098.24
Other bank balances (Note 15)	4,259.03	1,508.48	4,674.15
Non-current bank deposits (Note 9)	2,779.27	2,493.39	1,128.08
Current investments (Note 12)	46,889.18	53,337.18	44,785.79

Total (a)	63,791.19	59,539.36	51,686.26

Non-current borrowings (Note 21)	30,255.14	49,378.41	51,835.71
Current borrowings (Note 25)	32,244.87	12,289.56	10,356.49
Current maturities of non-current borrowing (Note 27)	9,069.00	6,109.84	5,717.67

Total (b)	71,569.01	67,777.81	67,909.87

Net debt (c=(b-a))	7,777.82	8,238.45	16,223.61

Total equity (d)	74,428.04	80,600.26	1,05,512.77

Total capital (e = equity + net debt)	82,205.86	88,838.71	1,21,736.38

Gearing ratio (c/e)	0.09	0.09	0.13

45	Financial instruments

This section gives an overview of the significance of financial instruments for the Group and provides additional information on the consolidated balance sheet. Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3.

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, their carrying amounts and their fair values are set out below:

As at March 31, 2017

					(Rs.in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	42,442.84	4,515.91	—	46,958.75	46,958.75
Trade receivables	—	—	3,409.31	3,409.31	3,409.31
Loans	—	—	105.62	105.62	105.62
Other financial assets	—	—	4,082.66	4,082.66	4,082.66
Derivatives	12.70	0.11	—	12.81	12.81
Cash and cash equivalents	—	—	9,863.71	9,863.71	9,863.71
Other bank balances	—	—	4,259.03	4,259.03	4,259.03

Total	42,455.54	4,516.02	21,720.33	68,691.89	68,691.89

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	71,569.01	71,569.01	71,759.31
Trade payables	—	—	18,459.11	18,459.11	18,459.11
Other financial liabilities	—	—	17,734.46	17,734.46	17,734.46
Derivatives	778.19	99.06	—	877.25	877.25

Total	778.19	99.06	1,07,762.58	1,08,639.83	1,08,830.31

363

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

As at March 31, 2016

					(Rs. in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	49,529.04	3,851.34	—	53,380.38	53,380.38
Trade receivables	—	—	2,527.85	2,527.85	2,527.85
Loans	—	—	93.23	93.23	93.23
Other financial assets	—	—	5,517.99	5,517.99	5,517.99
Derivatives	127.86	1.40	—	129.26	129.26
Cash and cash equivalents	—	—	2,200.31	2,200.31	2,200.31
Other bank balances	—	—	1,508.48	1,508.48	1,508.48

Total	49,656.90	3,852.74	11,847.86	65,357.50	65,357.50

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	67,777.81	67,777.81	67,948.59
Trade payables	—	—	16,162.37	16,162.37	16,162.37
Other financial liabilities	—	—	12,201.54	12,201.54	12,201.54
Derivatives	397.15	59.20	—	456.35	456.35

Total	397.15	59.20	96,141.72	96,598.07	96,768.85

As at April 01, 2015

					(Rs. in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Investments*	40,804.16	4,007.79	—	44,811.95	44,811.95
Trade receivables	—	—	3,560.40	3,560.40	3,560.40
Loans	—	—	35.69	35.69	35.69
Other financial assets	—	—	4,145.60	4,145.60	4,145.60
Derivatives	91.95	15.88	—	107.83	107.83
Cash and cash equivalents	—	—	1,098.24	1,098.24	1,098.24
Other bank balances	—	—	4,674.15	4,674.15	4,674.15

Total	40,896.11	4,023.67	13,514.08	58,433.86	58,433.86

					(Rs. in Crore)
Financial Liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	67,909.87	67,909.87	69,158.30
Trade payables	—	—	14,829.18	14,829.18	14,829.18
Other financial liabilities	—	—	9,826.88	9,826.88	9,826.88
Derivatives	258.22	—	—	258.22	258.22

Total	258.22	—	92,565.93	92,824.15	94,072.58

*	Investments exclude equity investment in associates and joint ventures which are carried at cost and hence not considered.

B.	Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

364

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The below table summarises the categories of financial assets and liabilities as at March 31, 2017, March 31, 2016 and April 01, 2015 measured at fair value:

As at March 31, 2017

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	19,408.63	23,034.21	—
Derivative financial assets*	—	12.70	—
At fair value through other comprehensive income
Investments	59.96	4,446.34	9.61
Derivative financial assets*	—	0.11	—

Total	19,468.59	27,493.36	9.61

			(Rs. in Crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities*	—	778.19	—
At fair value through other comprehensive income
Derivative financial liabilities*	—	99.06	—

Total	—	877.25	—

As at March 31, 2016

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	23,497.20	26,031.84	—
Derivative financial assets*	—	127.86	—
At fair value through other comprehensive income
Investments	43.16	3,808.14	0.04
Derivative financial assets*	—	1.40	—

Total	23,540.36	29,969.24	0.04

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities*	—	397.15	—
At fair value through other comprehensive income
Derivative financial liabilities*	—	59.20	—

Total	—	456.35	—

As at April 01, 2015

			(Rs. in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	15,742.80	25,061.36	—
Derivative financial assets*	—	91.95	—
At fair value through other comprehensive income
Investments	26.12	3,981.63	0.04
Derivative financial assets*	—	15.88	—

Total	15,768.92	29,150.82	0.04

365

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities*	—	258.22	—

Total	—	258.22	—

*	Refer section D ‘Derivative Financial Instruments’

The below table summarises the fair value of financial liabilities which are carried at amortised cost as at March 31, 2017, March 31, 2016 and April 01, 2015:

As at March 31, 2017

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	71,759.31	—

Total	—	71,759.31	—

As at March 31, 2016

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	67,948.59	—

Total	—	67,948.59	—

As at April 01, 2015

			(Rs. in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	69,158.30	—

Total	—	69,158.30	—

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s) [a level 1 technique].

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project [a level 2 technique].

Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value [a level 3 technique].

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.) [a level 2 technique].

366

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Trade receivables, cash and cash equivalents, other bank balances, loans, other financial assets, current borrowings, trade payables and other current financial liabilities: approximate their carrying amounts largely due to the short-term maturities of these instruments.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2017 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no transfers between Level 1 and Level 2 during the year.

C.	Risk management framework

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management policies act as an effective tool in mitigating the various financial risks to which the businesses are exposed in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Group’s Audit Committee. The Audit Committee is aided by the CFO Committee and the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the CFO Committee and the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the
Group’s risk situation

•	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are handled by a central team while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of investments, debt, currency, commodity and interest rate derivatives. The Group has a strong system of internal control which enables effective monitoring of adherence to Group policies. The internal control measures are supplemented by regular internal audits.

The investment portfolio at the Group is independently reviewed by CRISIL Limited and our portfolio has been rated as “Very Good” meaning highest safety. The investments are made keeping in mind safety, liquidity and yield maximisation.

The Group uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Group’s policies.

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in import of Copper Concentrate & Alumina is hedged on back- to back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

367

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Whilst the Group aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

Aluminum

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present the Group on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Group also enters into hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Group’s custom smelting copper operations at Tuticorin is benefited by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of concentrate and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Treatment charges / Refining charges (TC/RC), improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.

TC/RCs are a major source of income for the Indian copper smelting operations. Fluctuations in TC/RCs are influenced by factors including demand and supply conditions prevailing in the market for mine output. The Group’s copper business has a strategy of securing a majority of its concentrate feed requirement under long-term contracts with mines.

Zinc and Lead

The sales prices are linked to the LME prices. The Group also enters into hedging arrangements for its Zinc and Lead sales to realise average month of sale LME prices.

Iron ore

The Group sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

Oil and gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman etc. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax equity as a result of changes in value of the Group’s commodity financial instruments:

			(Rs. in Crore)
March 31, 2017	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	2,954.27	(295.43)	—

			(Rs. in Crore)
March 31, 2016	Total exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on pre-tax equity of a 10% increase in the LME
Copper	3,278.86	(327.89)	—

368

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

Financial risk

The Group’s Board approved financial risk policies comprise liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimize interest and commodity pricing through proven financial instruments.

(a)	Liquidity

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long-term. The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL upgraded the ratings for the Group’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme to CRISIL AA / Stable Outlook from CRISIL AA- /Negative at the beginning of FY2017. The revision happened in three steps in September 2016

– Change in Outlook from Negative to Stable with AA- rating; February 2017 – change in Outlook from Stable to Positive with AA- rating and April 2017 – Upgrade of Ratings from CRISIL AA- / Positive outlook to CRISIL AA / Stable Outlook. Vedanta Limited has the highest short term rating on its working capital and Commercial Paper Programme at CRISIL A1+. The agency expects that the ramp-up of aluminium, iron ore and power capacities; and stable commodity prices shall aid higher cash flow generation and leverage reduction for the Group in near to medium term. Also, the agency shall be guided by extent and timeline for reduction in gross debt for further positive rating action.

India Ratings has revised the outlook on Vedanta Limited ratings from IND AA/ Negative to IND AA/ Stable on account of improved financial metrics and completion of the merger with Cairn.

The Group remains committed to maintaining a healthy liquidity, gearing ratio, deleveraging and strengthening our balance sheet. The maturity profile of the Group’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at March 31, 2017

					(Rs. in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	46,029.39	14,796.41	16,021.01	6,826.13	83,672.94
Derivative financial liabilities	821.63	55.62	—	—	877.25
Trade Payables and Other financial liabilities**	32,206.98	3,254.75	0.00	196.91	35,658.64

	79,058.00	18,106.78	16,021.01	7,023.04	1,20,208.83

As at March 31, 2016

					(Rs. in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	23,654.00	38,419.50	12,815.30	8,946.30	83,835.10
Derivative financial liabilities	448.57	7.78	—	—	456.35
Trade Payables and Other financial liabilities**	27,955.48	177.56	31.27	199.58	28,363.89

	52,058.05	38,604.84	12,846.57	9,145.88	1,12,655.34

As at April 01, 2015

					(Rs. in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	20,517.50	21,065.50	25,028.20	18,129.80	84,741.00
Derivative financial liabilities	257.34	0.88	—	—	258.22
Trade Payables and Other financial liabilities**	23,653.28	782.74	219.88	0.18	24,656.08

	44,428.12	21,849.12	25,248.08	18,129.98	1,09,655.30

*	Includes Non-current borrowings, current borrowings, current maturities of non-current borrowings and committed interest payments.
**	Includes both Non-current and current financial liabilities, excludes current maturities of non-current borrowings and derivatives.

369

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The Group had access to following funding facilities :

As at March 31, 2017

			(Rs. in Crore)
Funding facility	Total Facility	Drawn	Undrawn
Less than 1 year	32,392.18	22,289.18	10,103.00
1-2 years	187.50	187.50	—
Above 2 years	16,478.84	16,048.84	430.00

Total	49,058.52	38,525.52	10,533.00

As at March 31, 2016

			(Rs. in Crore)
Funding facility	Total Facility	Drawn	Undrawn
Less than 1 year	60,874.10	49,558.60	11,315.50
1-2 years	3,277.01	3,277.01	—
Above 2 years	11,110.91	10,851.54	259.37

Total	75,262.02	63,687.15	11,574.87

As at April 01, 2015

			(Rs. in Crore)
Funding facility	Total Facility	Drawn	Undrawn
Less than 1 year	44,119.80	33,301.20	10,818.60
1-2 years	—	—	—
Above 2 years	2,577.70	1,973.60	604.10

Total	46,697.50	35,274.80	11,422.70

Collateral

The Group has pledged a part of its trade receivables, short-term investments and cash and cash equivalents in order to fulfill the collateral requirements for the financial facilities in place. The counterparties have an obligation to return the securities to the Group. There are no other significant terms and conditions associated with the use of collateral.

The details related to the fair value of collateral have been stated in note 14 and note 15.

(b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statement of profit and loss, the consolidated statement of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP and Euro against the functional currencies of Vedanta Limited and its subsidiaries.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Group uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Group is also exposed to foreign exchange risk on its exports and foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollars. The policy of the Group is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. Current net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns. Longer term exposures, except part of net investment in foreign operations exposures, are normally unhedged. However all new non-current borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed. The following analysis is based on the gross exposure as at the reporting date which could affect the consolidated statement of profit and loss. The exposure summarised below is mitigated by some of the derivative contracts entered into by the Group as disclosed under the section on “Derivative financial instruments”.

370

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

						(Rs. in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Currency	Financial Asset	Financial liability	Financial Asset	Financial liability	Financial Asset	Financial liability
INR	1,920.50	2,962.16	2,757.92	2,603.53	1,704.25	1,891.18
USD	1,453.97	27,332.87	944.15	42,189.26	1,159.76	48,970.01
EURO	181.01	267.89	309.60	304.00	244.20	372.20
Others	374.55	325.23	371.08	263.91	235.03	190.58

The Group’s exposure to foreign currency arises where a Group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major non-functional currency. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, liquidity and other market changes.

The results of Group’s operations may be affected largely by fluctuations in the exchange rates between the Indian Rupee, Australian dollar, Namibia dollar and ZAR against the US dollar. The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the currencies by 10% against the functional currency of the respective entities.

Set out below is the impact of a 10% strengthening in the INR on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency financial assets / liabilities:

		(Rs. in Crore)
March 31, 2017	Effect of 10% strengthening of INR on pre-tax profit/(loss)	Effect of 10% strengthening of INR on pre-tax equity
USD	2,569.67	(18.22)
INR	104.17	—
EURO	1.60	(7.09)

		(Rs. in Crore)
March 31, 2016	Effect of 10% strengthening of INR on pre-tax profit/(loss)	Effect of 10% strengthening of INR on pre-tax equity
USD	3,921.02	(203.49)
INR	(15.44)	—
EURO	(0.56)	—

A 10% weakening of INR would have an equal and opposite effect on the Group’s financial statements.

(c)	Interest rate risk

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Group are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is split between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Group has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Group invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Group’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk. Additionally, the investments portfolio is independently reviewed by CRISIL Limited, and our investment portfolio has been rated as “Very Good” meaning highest safety.

371

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The exposure of the Group’s financial assets as at March 31, 2017 to interest rate risk is as follows:

				(Rs. in Crore)
	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	68,691.89	35,507.31	19,535.27	13,649.31

The exposure of the Group’s financial liabilities as at March 31, 2017 to interest rate risk is as follows:

			(Rs. in Crore)
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	1,08,639.83	39,956.40	45,900.74	22,782.69

The exposure of the Group’s financial assets as at March 31, 2016 to interest rate risk is as follows:

			(Rs. in Crore)
	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	65,357.50	42,429.60	17,387.20	5,540.70

The exposure of the Group’s financial liabilities as at March 31, 2016 to interest rate risk is as follows:

			(Rs. in Crore)
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	96,598.07	32,403.70	45,254.53	18,939.84

The exposure of the Group’s financial assets as at April 1, 2015 to interest rate risk is as follows:

				(Rs. in Crore)
	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	58,433.86	38,001.60	13,455.70	6,976.56

The exposure of the Group’s financial liabilities as at April 1, 2015 to interest rate risk is as follows:

			(Rs. in Crore)
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities
Financial Liabilities	92,824.15	35,120.20	42,150.10	15,553.85

372

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The table below illustrates the impact of a 0.5% to 2.0% increase in interest rates on interest on financial assets/liabilities (net) assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

		(Rs. in Crore)
Increase in interest rates	Effect on pre-tax profit/(loss) during the year ended March 31, 2017	Effect on pre-tax profit/(loss) during the year ended March 31, 2016
0.50%	(22.25)	50.13
1.00%	(44.49)	100.26
2.00%	(88.98)	200.52

A 10% reduction in interest rates would have an equal and opposite effect on the Group’s financial statements.

(d)	Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group is exposed to credit risk for trade receivables, cash and cash equivalents, investments, other bank balances, loans, other financial assets, financial guarantees and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

Moreover, given the diverse nature of the Group’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10.0% or more of revenue on a consolidated basis in any of the years presented. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

For current investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk at March 31, 2017, March 31, 2016 and April 01, 2015 is Rs. 68,691.89 Crore, Rs. 65,357.50 Crore and Rs. 58,433.86 Crore respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 49 on “Contingent liability and capital commitments”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at March 31, 2017, that defaults in payment obligations will occur except as described in Note 7, 8, 9, 13 and 17 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade and other receivable balance the following were past due but not impaired as at March 31, 2017, March 31, 2016 and April 01, 2015:

			(Rs. in Crore)
Particulars	March 31, 2017	March 31, 2016	April 01, 2015
Neither impaired nor past due	3,885.41	1,345.95	1,544.63
Past due but not impaired
Due less than 1 month	843.97	522.20	1,515.43
Due between 1–3 months	221.74	328.42	424.85
Due between 3–12 months	1,306.72	3,078.60	3,140.73
Due greater than 12 months	1,339.75	2,863.90	1,116.05

Total	7,597.59	8,139.07	7,741.69

373

stronger. smarter. sustainable.

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Company based on past experiences does not expect any material loss on its receivables and hence no provision is deemed necessary on account of ECL.

The credit quality of the Group’s customers is monitored on an ongoing basis and assessed for impairment where indicators of such impairment exist. The Group uses simplified approach for impairment of financial assets. If credit risk has not increased significantly, 12-month expected credit loss is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime expected credit loss is used. The solvency of the debtor and their ability to repay the receivable is considered in assessing receivables for impairment. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

The above balances include receivables of the power division aggregating to (a) Rs. 893.34 Crore (net of provisions) as at March 31, 2017 (March 31, 2016: Rs. 779.56 Crore, April 1, 2015: Rs. 837.01 Crore) held back by a customer, owing to certain disputes relating to computation of tariffs and differential revenue recognised with respect to tariffs pending finalisation by the state electricity regulatory commission; and (b) Rs. 845.06 Crore (net of provisions) as at March 31, 2017 (March 31, 2016: Rs. 210.24 Crore, April 1, 2015: Rs. 100.83 Crore,) held back by another customer on account of various disputes mainly relating to the determination of the calorific value of coal and tax benefits available at the time of plant set up, which the Group has litigated. In both these matters, the Group has obtained separate independent legal advice(s) in support of its claims and does not expect any material loss on ultimate settlement.

D.	Derivative financial instruments

The Group uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Group guidelines and policies.

The fair values of all derivatives are separately recorded in the consolidated balance sheet within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The use of derivatives can give rise to credit and market risk. The Group tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

(i)	Embedded derivatives

Derivatives embedded in liabilities are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued.

No embedded derivative conversion option was outstanding as of March 31, 2017, March 31, 2016 and April 01, 2015.

(ii)	Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognized in equity until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended March 31, 2017.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during the year ended 2017. Fair value changes on such forward contracts are recognized in comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

374

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The cash flows related to above are expected to occur during the year ended March 31, 2018 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect profit or loss over the expected useful life of the property, plant and equipment.

(iii)	Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Group’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Group enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales.

The Group uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognized in profit or loss.

(iv)	Non-qualifying/economic hedge

The Group enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium and zinc future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognized in profit or loss.

(v)	Net investment in foreign operations

The Group has partly hedged its foreign exchange risk in net investment in foreign operations. Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments on forward exchange contracts designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in other comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the consolidated statement of profit and loss for the period. Gains and losses accumulated in the translation reserve are included in profit or loss when the foreign operation is disposed off.

375

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

						(Rs. in Crore)
	As at March 31, 2017		As at March 31, 2016		As at April 01, 2015
Derivative Financial Instrument	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	0.11	85.39	1.30	4.30	15.88	—
- Forward foreign currency contracts	0.00	13.67	0.10	54.90	—	—
Fair Value hedge**
- Commodity contracts	0.02	2.11	0.80	—	23.50	0.10
- Forward foreign currency contracts	0.12	532.62	9.60	236.07	9.35	104.45
Net investment in foreign operation			34.30	—	49.70	—
Non - qualifying hedges
- Commodity contracts	8.85	23.78	19.50	8.30	4.90	9.50
- Forward foreign currency contracts	—	162.98	58.14	144.10	3.32	92.19
- Interest rate swap	—	—	—	—	—	51.10
- Cross currency swap	—	1.09	0.20	0.90	—	—

Total	9.10	821.64	123.94	448.57	106.65	257.34
Non-current
Fair value hedge
- Forward foreign currency contracts	3.71	55.61	5.32	7.78	1.18	0.88

Total	3.71	55.61	5.32	7.78	1.18	0.88

*	Refer consolidated statements of profit and loss and consolidated statements of change in equity for the change in the fair value of cash flow hedges.
**	The change in fair value hedge of Rs. 2.09 Crore and Rs. 0.80 Crore in commodity contracts and Rs. 584.41 Crore and Rs. 228.93 Crore on forward foreign currency contracts for the year ending March 31, 2017 and March 31, 2016 respectively has been recognised in the statement of profit or loss.

46	Share based payments

The Company offers equity based award plans to its employees, officers and directors through the Company’s stock option plan introduced in the current year, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Plc [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VR PLC ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

During the year, the Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Company shareholders to provide equity settled incentive to all employees of the Company including holding and subsidiary companies. The ESOS scheme includes both tenure based and performance based on stock option awards. The value of options that can be awarded to members of the wider management group is calculated by reference to the grade average CTC and individual grade of the employee. The performance conditions attached to the award is measured by comparing company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an award vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Nomination and Remuneration Committee. Dependent on the level of employee, part of these awards will be subject to a continued service condition only with the remainder measured in terms of TSR.

The performance condition is measured by taking Vedanta Limited’s TSR at the start and end of the performance period (without averaging), and comparing its performance with that of the comparator group or groups. The information to enable this calculation to be carried out on behalf of the Nomination and Remuneration Committee (the Committee) is provided by the Company’s advisers. The Committee considers that this performance condition, which requires that the Company’s total return has outperformed a group of industry peers, provides a reasonable alignment of the interests of participants with those of the shareholders.

376

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Initial awards under the ESOS were granted on December 15, 2016. The exercise price of the awards is Rs. 1 per share and the performance period is three years, with no re-testing being allowed.

ESOS December 2016
The details of share options for the year ended 31 March 2017 is presented below:
Options at April 01, 2016	—
Options Granted during the year	80,00,000
Options forfeited during the year	1,84,450
Options exercised during the year	—
Options outstanding at March 31, 2017	78,15,550

The fair value of all awards has been determined at the date of grant of the award allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of awards that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

The fair values were calculated using the Black-Scholes Model for tenure based awards and Monte Carlo simulation model for performance based awards. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility has been calculated using historical return indices over the period to date of grant that is commensurate with the performance period of the award. The volatilities of the industry peers have been modelled based on historical movements in the indices over the period to date of grant which is also commensurate with the performance period for the option. The history of return indices is used to determine the volatility and correlation of share prices for the comparator companies and is needed for the Monte Carlo model to estimate their future TSR performance relative to the Vedanta Limited’s TSR performance. All options are assumed to be exercised immediately after vesting, as the exercise period is 6 months.

The assumptions used in the calculations of the charge in respect of the ESOS awards granted during the period ended March 31, 2017 are set out below:

Particulars	ESOS December 2016
Number of Options	80,00,000
Exercise Price	Rs. 1
Share Price at the date of grant	Rs. 235.90
Contractual Life	3 years
Expected Volatility	48%
Expected option life	3 years
Expected dividends	3.20%
Risk free interest rate	6.50%
Expected annual forfeitures	10	%p.a.
Fair value per option granted (Service based/Performance based)	Rs. 213.6/Rs. 82.8

The Company recognized total expenses of Rs. 6.68 Crore related to above equity settled share-based payment transactions in the year ended March 31, 2017. The equity settled employee stock options outstanding as at March 31, 2017 aggregates to Rs. 6.68 Crore.

377

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided various share based payment schemes to its employees. During the year ended March 31, 2017, the following schemes were in operation:

Particulars	CIPOP	CIESOP	CIPOP Phantom	CIESOP Phantom
Date of Board Approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Date of Shareholder’s approval	17-Nov-06	17-Nov-06	Not applicable	Not applicable
Number of options granted till March 2017	1,61,67,131	3,01,12,439	48,31,955	7,58,370
Method of Settlement	Equity	Equity	Cash	Cash
Vesting Period	3 years from grant date	3 years from grant date	3 years from grant date	3 years from grant date
Exercise Period	3 months from vesting date	7 years from vesting date	Immediately upon vesting	Immediately upon vesting

CIPOP plan (including phantom options)

Options will vest (i.e., become exercisable) at the end of a “performance period” which has been set by the Nomination and remuneration committee at the time of grant (although such period will not be less than three years). However, the percentage of an option which vests on this date will be determined by the extent to which pre-determined performance conditions have been satisfied. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

CIESOP plan (including phantom options)

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year.

Details of activities under employees stock option plans

	March 31, 2017		March 31, 2016
CIPOP Plan	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	50,61,646	10.00	61,99,640	10.00
Granted during the year	Nil	NA	Nil	10.00
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	9,39,680	10.00	9,729	10.00
Forfeited / cancelled during the year	16,33,634	10.00	11,28,265	10.00
Modified during the year (Refer note below)	24,88,332	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	50,61,646	10.00
Exercisable at the end of the year	Nil	NA	18,270	10.00

Weighted average share price at the date of exercise of stock options is Rs. 195.72 (March 31, 2016: Rs. 144.82)

	March 31, 2017		March 31, 2016
CIESOP Plan	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	96,02,201	302.56	1,03,88,430	303.43
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	89,402	165.07	Nil	NA
Forfeited / cancelled during the year	5,50,133	296.45	7,86,229	314.00
Outstanding at the end of the year	89,62,666	304.31	96,02,201	302.56
Exercisable at the end of the year	89,62,666	304.31	96,02,201	302.56

378

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Weighted average share price at the date of exercise of stock options is Rs. 227.41 (March 31, 2016: NA)

	March 31, 2017		March 31, 2016
CIPOP Plan – Phantom options	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	8,25,184	10.00	10,46,501	10.00
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited / cancelled during the year	4,92,021	10.00	2,21,317	10.00
Modified during the year (Refer note below)	3,33,163	NA	Nil	NA
Outstanding at the end of the year	Nil	NA	8,25,184	10.00
Exercisable at the end of the year	Nil	NA	Nil	NA

Weighted average share price at the date of exercise of stock options is NA (March 31, 2016: NA)

	March 31, 2017		March 31, 2016
CIESOP Plan – Phantom options	Number of options	Weighted average exercise price in Rs.	Number of options	Weighted average exercise price in Rs.
Outstanding at the beginning of the year	Nil	NA	14,174	326.85
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	Nil	NA
Exercised during the year	Nil	NA	Nil	NA
Forfeited /cancelled during the year	Nil	NA	14,174	327.29
Modified during the year (Refer note below)	Nil	NA	Nil	NA
Outstanding at the end of the year	NA	NA	NA	NA
Exercisable at the end of the year	Nil	NA	Nil	NA

Scheme	Range of exercise price in Rs.	No. of options outstanding	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in Rs.
The details of exercise price for stock options outstanding as at 31
March 2017 are:
CIPOP Plan	NA	Nil	NA	NA
CIESOP Plan	160-331.25	89,62,666	NA	303.43
CIPOP Plan – Phantom options	NA	Nil	NA	NA
The details of exercise price for stock options outstanding as at 31
March 2016 are:
CIPOP Plan	10.00	50,61,646	0.86	10.00
CIESOP Plan	160-331.25	96,02,201	NA	303.43
CIPOP Plan – Phantom options	10.00	8,25,184	1.06	10.00

379

stronger. smarter. sustainable.

NOTES

forming part of the financial statements as at and for the year ended March 31, 2017

Effect of the employee share-based payment plans on the statement of profit and loss and on its financial position:

		(Rs. in Crore)
Particulars	March 31, 2017	March 31, 2016
Total Employee Compensation Cost pertaining to share-based payment plans	20.67	34.97
Compensation Cost pertaining to equity-settled employee share-based payment plan included above	15.82	33.65
Compensation Cost pertaining to cash-settled employee share-based payment plan included above	4.85	1.32
Equity settled employee stock options outstanding as at year end	148.19	248.57
Liability for cash settled employee stock options outstanding as at year end	—	7.12

Volatility is the measure of the amount by which the price has fluctuated or is expected to fluctuate during the period. The measure of volatility used in Black-Scholes option- pricing model is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Time to maturity /expected life of options is the period for which the Company expects the options to be live. Time to maturity has been calculated as an average of the minimum and maximum life of the options.

Modification in terms of Employee stock option plans

Pursuant to the merger of Cairn India Limited with the Company as referred to in note 4, the stock option plans of Cairn India Limited stands modified as follows:

a)	The exercise price of CIESOP plan is reduced by Rs. 40 per option.

b)	The liability w.r.t. the CIPOP plans (including phantom options) has been fixed based on the share price of Cairn India Limited as on March 27, 2017, being the effective date of merger. Accordingly, the outstanding employee stock option liability (Equity Settled) and Provision for employee stock option (Cash Settled) of Rs. 62.51 Crore and Rs. 8.25 Crore respectively, has been transferred to financial liability.

The incremental fair value for the remaining stock options, being the difference between the fair value of the modified equity instrument and that of the original equity instrument, has been re-estimated on the effective date of merger and the difference has been recognised in the statement of profit and loss account.

Employee share option plan of Vedanta Resources Plc

The value of shares that are awarded to members of the group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of VR PLC is both tenure and performance based share schemes. The awards are indexed to and settled by Parent’s shares (Vedanta Resources Plc shares as defined in the scheme). The awards have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each award is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

Amount recovered by the Parent and recognized by the Company in the Statement of Profit and Loss (net of capitalisation) for year ended March 31, 2017 is Rs. 62.76 Crore (March 31, 2016: Rs. 84.18 Crore). The Company considers these amounts as not material and accordingly has not provided further disclosures.

380

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

47	Employee Benefit Plans

a)	Defined contribution plans

The Group contributed a total of Rs. 83.96 Crore and Rs. 87.77 Crore for the year ended March 31, 2017 and March 31, 2016 respectively to the following defined contribution plans.

	(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Employer’s contribution to Provident fund and family pension fund	62.71	59.64
Employer’s contribution to superannuation	21.25	28.13
	83.96	87.77

Central provident fund and family pension fund

In accordance with the Indian The Employees Provident Fund Act, 1952, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for 2017 and 2016) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the period they are incurred. Where the contributions are made to independently managed and approved funds, shortfall in actual return, if any, from the return guaranteed by the State are made by the employer, these are accounted for as defined benefit plans. There is no such shortfall in the actual return for independently managed funds for the year ended March 31, 2017 and March 31, 2016. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future. The benefits are paid to employees on their retirement or resignation from the Group.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Vedanta Limited and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the period they are incurred.

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.50% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.50% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the period they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The Group contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

The Fund provides disability cover which is equal to the member’s fund credit and a death cover of 2 times annual salary in the event of death before retirement.

Black Mountain (Pty) Limited, South Africa Pension and Provident Funds

BMM has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. Both funds form part of the Alexander Forbes umbrella fund and are defined contribution funds. The purpose of the funds is to provide retirement and death benefits to all eligible employees. Both the fund plans are defined contribution schemes for its employees and amount of contribution paid or payable during the year is charged to profit or loss. Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

381

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Lisheen Mine, Ireland Pension Funds

Lisheen participates in a defined contribution pension scheme for all employees. The plan requires Lisheen to contribute 5% of annual basic salary of the employee and the employee is required to also contribute 5% of their annual basic salary. Under the terms of the executive scheme a contribution of 15% each is made by Lisheen and by the individual. Employees may also make additional voluntary contributions subject to certain limits. The Lisheen’s contribution will continue until an employee terminates employment or reaches the retirement age of 65, whichever happens first.

b)	Defined benefit plans

Contribution to provident fund trust (the “trusts”) of Iron ore division, BALCO, HZL, SRL and SMCL

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2017 and March 31, 2016. Having regard to the assets of the fund and the return in the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of Rs. 62.81 Crore for the year ended March 31,2017 and Rs. 52.76 Crore for the year ended March 31, 2016 in relation to the independently managed and approved funds. The present value of obligation and the fair value of plan assets of the trust are summaries below.

		(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Fair value of plan assets of trusts	1,333.63	1,184.59	1,121.96
Present value of defined benefit obligations of trusts	(1,310.95)	(1,162.77)	(1,073.63)
Net liability arising from defined benefit obligation	Nil	Nil	Nil

Percentage allocation of plan assets of the trust	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Assets by category
Government Securities	77.17%	85.90%	85.69%
Debentures/Bonds	22.59%	13.75%	13.08%
Fixed Deposits	0.24%	0.35%	1.23%

Post-Retirement Medical Benefits:

The scheme is framed with a view to provide medical benefits to the regular employees of Balco and BMM and their spouses subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis:

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Discount rate	7.6% to 10%	8.00% - 10.20%
Expected rate of increase in compensation level of covered	5% to 10%	5.00% - 8.10%
In service mortality	IALM (2006 - 08)	IALM (2006 - 08)
Post retirement mortality	LIC(1996 - 98) Ultimate	LIC(1996 - 98) Ultimate

382

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Amounts recognised in Statement of profit or loss in respect of defined benefit plans are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Current service cost	0.92	0.96
Interest net cost	5.09	4.24
Components of defined benefit costs recognised in profit or loss	6.01	5.20

Amounts recognised in other comprehensive income in respect of defined benefit plan are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Re-measurement of the net defined benefit obligation
Actuarial losses / (gains) arising from changes in financial assumptions	0.61	1.27
Components of defined benefit costs recognised in Other comprehensive income	0.61	1.27

The movement in the present value of the defined benefit obligation was as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
As at April 01	53.82	53.85
Current service cost	0.92	0.96
Interest cost	5.09	4.24
Actuarial losses/(gains) arising from changes in financial assumptions	0.61	1.27
Benefits paid	(1.76)	(1.76)
Foreign currency translation	2.66	(4.74)
As at March 31	61.34	53.82

Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, Vedanta Limited and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Group.

Based on actuarial valuations conducted as at year end, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan. In case where there is no Gratuity Plan, full provision is recognised in the consolidated balance sheet.

The iron ore division of the Company, HZL and Cairn have constituted a trust recognized by Income Tax Authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited and HDFC Standard Life Insurance.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the defined benefit obligation are as follows:

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Discount rate	7.72%	8.00%
Expected rate of increase in compensation level of covered employees	3%-15%	8.0% - 8.80%
Mortality table	IALM (2006-08)	IALM (2006-08)

383

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Amount recognised in the balance sheet consists of:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Fair value of plan assets	321.51	289.96	282.70
Present value of defined benefit obligations	(449.51)	(427.49)	(476.19)
Net liability arising from defined benefit obligation	(128.00)	(137.53)	(193.49)

Amounts recognised in profit or loss in respect of defined benefit pension schemes are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Current service cost	27.71	27.34
Interest cost	9.94	14.76
Components of defined benefit costs recognised in profit or loss	37.65	42.10

Amounts recognised in other comprehensive income in respect of defined benefit pension scheme are as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Re-measurement of the net defined benefit obligation:-
Actuarial losses arising from changes in demographic assumptions	0.23	0.00
Actuarial losses / (gains) arising from changes in financial assumptions	(0.62)	(2.81)
Actuarial losses arising from experience adjustments	3.71	17.65
(Gain)/Loss on plan assets (excluding amounts included in net interest cost)	0.21	(2.53)
Components of defined benefit costs recognised in Other comprehensive income	3.53	12.31

The movement during of the present value of the defined benefit obligation was as follows:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
As at April 01	427.49	476.19
Current service cost	27.71	27.34
Benefits paid	(42.76)	(126.24)
Interest cost	33.75	35.36
Actuarial losses arising from changes in demographic assumptions	0.23	—
Actuarial gains arising from changes in financial assumptions	(0.62)	(2.81)
Actuarial losses arising from experience adjustment	3.71	17.65
As at March 31	449.51	427.49

The movement in the fair value of plan assets was as follow:

		(Rs. in Crore)
Particulars	Year ended March 31, 2017	Year ended March 31, 2016
As at April 01	289.96	282.70
Contributions received	45.46	65.13
Benefits paid	(37.51)	(81.00)
Re-measurement gain/(loss) arising from return on plan assets	(0.21)	2.53
Interest income	23.81	20.60
As at March 31	321.51	289.96

384

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Percentage allocation of plan assets	HDFC		LIC		ICICI
Assets by category	As at March 31, 2017	As at March 31, 2016	As at March 31, 2017	As at March 31, 2016	As at March 31, 2017	As at March 31, 2016
Government Securities	67.49%	52.10%	45.00%	45.00%	26.16%	21.70%
Debentures / bonds	32.51%	42.94%	35.00%	35.00%	0.54%	21.90%
Equity instruments	—	—	10.00%	10.00%	16.21%	56.40%
Fixed deposits	—	—	0.00%	0.00%	0.70%	—
Money market instruments	—	4.96%	10.00%	10.00%	2.90%	—

The actual return on plan assets was Rs. 23.60 Crore for the year ended March 31, 2017 and Rs. 23.13 Crore for the year ended March 31, 2016.

The Company expects to contribute Rs. 31.41 Crore to the funded defined benefit plans in fiscal year 2018.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

		(Rs. in Crore)
Increase / (Decrease) in defined benefit obligation	Year ended March 31, 2017	Year ended March 31, 2016
Discount rate
Increase by 0.50%	(15.47)	(15.06)
Decrease by 0.50%	16.06	15.71

Expected rate of increase in compensation level of covered employees
Increase by 0.50%	14.07	13.09
Decrease by 0.50%	(14.18)	(12.44)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognized in the consolidated balance sheet.

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefit plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India (LIC), ICICI and HDFC Standard Life. Group does not have any liberty to manage the fund provided to LIC, ICICI and HDFC Standard Life.

The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to Government of India bonds for Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the plan liability.

Longevity risk / Life expectancy

The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan liability.

Salary growth risk

The present value of the defined benefit plan liability is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan liability.

385

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

48	Interest in other entities

a)	Subsidiaries

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

				Country of Incorporation	Ownership interest held by the Group
S. No	Name of the Company	Principal activities	Immediate holding company		As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
1	Copper Mines of Tasmania Pty Limited (CMT)	Copper mining	Monte Cello BV	Australia	100.00	100.00	100.00
2	Thalanga Copper Mines Pty Limited (TCM)	Copper mining	Monte Cello BV	Australia	100.00	100.00	100.00
3	Monte Cello B.V. (“MCBV”)	Investment Company	Vedanta Limited	Netherland	100.00	100.00	100.00
4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	Vedanta Limited	India	51.00	51.00	51.00
5	Talwandi Sabo Power Limited (“TSPL”)	Power generation	Vedanta Limited	India	100.00	100.00	100.00
6	Sterlite (USA) Inc.	Investment company	Vedanta Limited	USA	100.00	100.00	100.00
7	Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	Vedanta Limited	India	64.92	64.92	64.92
8	Fujairah Gold FZC(1)	Copper mining	Malco Energy Limited	UAE	100.00	100.00	100.00
9	THL Zinc Ventures Ltd	Investment company	Vedanta Limited	Mauritius	100.00	100.00	100.00
10	THL Zinc Ltd	Investment company	Vedanta Limited	Mauritius	100.00	100.00	100.00
11	THL Zinc Holding B.V.	Investment company	Vedanta Limited	Netherland	100.00	100.00	100.00
12	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and exploration	THL Zinc Limited	Namibia	100.00	100.00	100.00
13	Skorpion Zinc (Proprietary) Limited	Acquisition of properties	THL Zinc Namibia Holdings (Proprietary) Limited	Namibia	100.00	100.00	100.00
14	Skorpion Mining Company (Proprietary) Limited	Zinc mining	Skorpion Zinc (Proprietary) Limited	Namibia	100.00	100.00	100.00
15	Namzinc (Proprietary) Limited	Zinc refinery	Skorpion Zinc (Proprietary) Limited	Namibia	100.00	100.00	100.00
16	Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Skorpion Zinc (Proprietary) Limited	Namibia	100.00	100.00	100.00
17	Rosh Pinah Health Care (Proprietary) Limited	Leasing out of medical equipment and building and conducting services	Skorpion Zinc (Proprietary) Limited	Namibia	69.00	69.00	69.00
18	Black Mountain Mining (Proprietary) Limited	Zinc and lead mining and smelting	THL Zinc Limited	South Africa	74.00	74.00	74.00
19	Vedanta Lisheen Holdings Limited	Investment company	THL Zinc Holding B.V.	Ireland	100.00	100.00	100.00
20	Vedanta Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Limited	Ireland	100.00	100.00	100.00
21	Killoran Lisheen Mining Limited	Zinc and lead mining	Vedanta Lisheen Holdings Limited	Ireland	100.00	100.00	100.00
22	Lisheen Milling Limited	Manufacturing	Vedanta Lisheen Holdings Limited	Ireland	100.00	100.00	100.00
23	Killoran Lisheen Finance Limited	Investment company	Vedanta Lisheen Holdings Limited	Ireland	100.00	100.00	100.00
24	Sterlite Ports Limited	Infrastructure	Vedanta Limited	India	100.00	100.00	100.00
25	Sterlite Infraventures Limited **	Infrastructure	Vedanta Limited	India	—	100.00	100.00
26	Vizag General Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100.00	99.99	99.99
27	Paradip Multi Cargo Berth Private Limited	Infrastructure	Vedanta Limited	India	100.00	74.00	74.00
28	Maritime Ventures Private Limited	Infrastructure	Sterlite Ports Limited	India	100.00	100.00	100.00

386

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

				Country of Incorporation	Ownership interest held by the Group
S. No	Name of the Company	Principal activities	Immediate holding company		As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
29	Pecvest 17 Proprietary Limited *	Investment company	THL Zinc Limited	South Africa	—	100.00	100.00
30	Lakomasko B.V.	Investment company	THL Zinc Holding B.V.	Netherland	100.00	100.00	100.00
31	Vedanta Exploration Ireland Limited	Exploration company	Vedanta Lisheen Holdings Ltd	Ireland	100.00	100.00	100.00
32	Malco Energy Limited (“MEL”)	Power generation	Vedanta Limited	India	100.00	100.00	100.00
33	Sesa Resources Limited (“SRL”)	Iron ore mining	Vedanta Limited	India	100.00	100.00	100.00
34	Sesa Mining Corporation Limited	Iron ore mining	Sesa Resources Limited	India	100.00	100.00	100.00
35	Goa Sea Ports Private Limited[2]	Infrastructure	Sterlite Ports Limited	India	100.00	—	—
36	Western Cluster Limited	Iron ore mining	Bloom Fountain Limited	Liberia	100.00	100.00	100.00
37	Twin Star Mauritius Holdings Limited	Investment company	Twin Star Energy Holdings Limited	Mauritius	100.00	100.00	100.00
38	Twin Star Energy Holdings Limited (“TEHL”)	Investment company	Bloom Fountain Limited	Mauritius	100.00	100.00	100.00
39	Bloom Fountain Limited	Iron ore mining and Investment company	Vedanta Limited	Mauritius	100.00	100.00	100.00
40	Cairn India Limited (“Cairn”)[3]	Oil and gas exploration, development, production	Vedanta Limited	India	—	59.88	59.88
41	Cairn India Holdings Limited[3]	Investment company	Vedanta Limited	Jersey	100.00	59.88	59.88
42	Cairn Energy Holdings Limited*	Investment company	Cairn India Holdings Limited	United Kingdom (UK)	100.00	59.88	59.88
43	Cairn Energy Hydrocarbons Ltd	Exploration and production	Cairn India Holdings Limited	UK****	100.00	59.88	59.88
44	Cairn Exploration (No. 7) Limited*	Exploration and production	Cairn India Holdings Limited	UK	—	59.88	59.88
45	Cairn Exploration (No.6) Limited***	Exploration and production	Cairn India Holdings Limited	UK	—	—	59.88
46	Cairn Exploration (No. 2) Limited	Exploration and production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
47	Cairn Energy Gujarat Block 1 Limited	Exploration and production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
48	Cairn Energy Discovery Limited	Exploration and production	Cairn India Holdings Limited	UK	100.00	59.88	59.88
49	Cairn Energy Australia Pty Limited*	Investment company	Cairn India Holdings Limited	Australia	—	59.88	59.88
50	Cairn Energy India Pty Limited	Exploration and production	Cairn India Holdings Limited	Australia	100.00	59.88	59.88
51	CIG Mauritius Holdings Private Limited	Investment company	Cairn Energy Hydrocarbons Limited	Mauritius	100.00	59.88	59.88
52	CIG Mauritius Private Limited	Investment company	CIG Mauritius Holdings Private Limited	Mauritius	100.00	59.88	59.88
53	Cairn Lanka (Pvt) Ltd	Exploration and production	CIG Mauritius Private Limited	Sri Lanka	100.00	59.88	59.88
54	Cairn South Africa (Pty) Limited	Exploration and production	Cairn Energy Hydrocarbons Limited	South Africa	100.00	59.88	59.88
55	Sesa Sterlite Mauritius Holdings Limited*****	Investment company	Bloom Fountain Limited	Mauritius	100.00	—	—

*	Dissolved during the year
**	Sold during the year to Sterlite Power Transmission Limited
***	Dissolved in previous year
****	Principal place of business is in India
*****	Purchased during the year
1.	Pursuant to transfer of holding in Fujairah Gold from TCM and CMT to MEL in July 2016.
2.	Goa Sea Ports Private Limited incorporated on 5th July, 2016 as a 100% subsidiary of Sterlite Ports Limited (SPL)
3.	Cairn India Limited merged with Vedanta Limited. Post merger Cairn India Holidng Limited became direct subsidary of Vedanta Limited (Refer note 4)
4.	The Group also has interest in certain trust which are neither significant nor material to the Group.

387

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

b)	Non-controlling interests (NCI)

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL), Bharat Aluminium Company Limited (“BALCO”) and Black Mountain Mining (Proprietary) Limited (“BMM”).

As on March 31, 2017, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00% and 26.00% in HZL, BALCO and BMM, respectively. The respective NCI holdings as at March 31, 2016 and April 01, 2015 were 35.08%, 40.12%, 49.00% and 26.00% in HZL, Cairn, BALCO and BMM, respectively.

The principal place of business of HZL, Cairn and BALCO is in India, and that of BMM is in South Africa.

The table below shows summarized financial information of subsidiaries of the Group that have non-controlling interests.

					(Rs. in Crore)
Particulars	As at March 31, 2017
	Cairn*	HZL	BALCO	BMM	Total
Non-current assets	—	17,798.16	13,523.05	2,148.26	33,469.47
Current assets	—	34,606.22	1,152.05	618.46	36,376.73
Non-current liabilities	—	827.91	3,897.76	645.20	5,370.87
Current liabilities	—	20,230.42	5,659.39	494.68	26,384.49
Equity attributable to owners of the Group	—	20,348.88	2,610.15	1,203.86	24,162.89
Non-controlling interests	—	10,997.16	2,507.79	422.98	13,927.93
* Refer note 4

					(Rs. in Crore)
Particulars	As at March 31, 2016
	Cairn	HZL	BALCO	BMM	Total
Non-current assets	27,163.52	16,537.53	13,298.41	1,684.55	58,684.01
Current assets	31,644.45	36,913.81	848.42	358.63	69,765.31
Non-current liabilities	3,117.37	807.73	3,721.57	516.93	8,163.60
Current liabilities	4,788.73	15,127.00	5,406.03	175.34	25,497.10
Equity attributable to owners of the Group	30,312.27	24,355.78	2,559.81	999.67	58,227.53
Non-controlling interests	20,589.60	13,160.83	2,459.42	351.24	36,561.09

					(Rs. in Crore)
Particulars	As at April 01, 2015
	Cairn	HZL	BALCO	BMM	Total
Non-current assets	67,410.22	14,200.18	12,918.11	1,884.97	96,413.48
Current assets	22,095.24	33,085.80	1,127.44	309.92	5,6618.40
Non-current liabilities	14,420.31	799.66	4,104.91	573.87	19,898.75
Current liabilities	5,391.67	1,678.00	4,718.19	122.15	11,910.01
Equity attributable to owners of the Group	41,584.50	29,089.55	2,663.45	1,109.16	74,446.66
Non-controlling interests	28,108.98	15,718.76	2,559.00	389.71	46,776.45

					(Rs. in Crore)
Particulars	For the year ended March 31, 2017
	Cairn	HZL	BALCO	BMM	Total
Revenue	10,578.47	21,204.22	6,329.78	868.10	38,980.57
Expenses	7,164.98	10,361.51	6,300.49	636.57	24,463.55
Profit/(loss) after tax for the year	2,977.32	8,725.65	122.03	161.40	11,986.40
Profit/(loss) attributable to the equity shareholders of the Company	1,781.91	5,664.42	62.24	119.45	7,628.02
Profit/(loss) attributable to the non-controlling interests	1,195.41	3,061.23	59.79	41.95	4,358.38
Other comprehensive income during the year	(705.30)	54.89	(23.32)	111.50	(562.23)
Other comprehensive income attributable to the equity shareholders of the Company	(422.12)	35.63	(11.89)	82.51	(315.87)
Other comprehensive income attributable to non-controlling interests	(283.18)	19.26	(11.43)	28.99	(246.36)

388

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

					(Rs. in Crore)
Particulars	For the year ended March 31, 2017
	Cairn	HZL	BALCO	BMM	Total
Total comprehensive income during the year	2,272.02	8,780.54	98.71	272.90	11,424.18
Total comprehensive income attributable to the equity shareholders of the Company	1,359.80	5,700.06	50.34	201.97	7,312.16
Total comprehensive income attributable to non-controlling interests	912.22	3,080.48	48.37	70.93	4,112.02
Dividends paid/payable to non-controlling interests, including dividend tax	271.80	5,244.66	—	—	5,516.46
Net cash inflow from operating activities	5,596.58	7,576.70	1,225.19	578.77	14,977.24
Net cash (outflow)/inflow from investing activities	(5,621.96)	3,817.42	(508.13)	(391.32)	(2,703.99)
Net cash outflow from financing activities	(637.24)	(11,255.76)	(718.23)	(44.23)	(12,655.46)
Net cash (outflow)/inflow	(662.62)	138.36	(1.17)	143.22	(382.21)

					(Rs. in Crore)
Particulars	For the year ended March 31, 2016
	Cairn	HZL	BALCO	BMM	Total
Revenue	10,190.02	18,225.63	5,409.51	834.74	34,659.90
Expenses	30,999.87	10,106.72	5,627.92	775.84	47,510.35
Profit/(loss) after tax for the year	(20,809.85)	8,118.91	(218.41)	58.90	(12,850.45)
Profit/(loss) attributable to the equity shareholders of the Company	(12,461.52)	5,270.80	(111.39)	43.58	(7,258.53)
Profit/(loss) attributable to the non-controlling interests	(8,348.33)	2,848.11	(107.02)	15.32	(5,591.92)
Other comprehensive income during the year	2,887.18	(1.71)	(5.69)	(204.73)	2,675.05
Other comprehensive income attributable to the equity shareholders of the Company	1,728.93	(1.11)	(2.90)	(151.52)	1,573.40
Other comprehensive income attributable to non-controlling interests	1,158.25	(0.60)	(2.79)	(53.21)	1,101.65
Total comprehensive income during the year	(17,922.67)	8,117.20	(224.10)	(146.83)	(10,176.40)
Total comprehensive income attributable to the equity shareholders of the Company	(10,732.59)	5,269.69	(114.29)	(107.94)	(5,685.13)
Total comprehensive income attributable to non-controlling interests	(7,190.08)	2,847.51	(109.81)	(37.89)	(4,490.27)
Dividends paid/payable to non-controlling interests, including dividend tax	362.10	5,405.50	—	—	5,767.60
Income tax refund	—	—	20.88	—	20.88
Attributable to the equity shareholders of the Company	—	—	10.65	—	10.65
Attributable to non-controlling interests	—	—	10.23	—	10.23
Net cash inflow from operating activities	5,404.88	6,608.00	484.32	246.06	12,743.26
Net cash outflow from investing activities	(3,565.75)	(3,386.00)	(291.07)	(137.49)	(7,380.31)
Net cash outflow from financing activities	(715.30)	(3,221.00)	(184.15)	(0.04)	(4,120.49)
Net cash inflow	1,123.83	1.00	9.10	108.53	1,242.46

The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

					(Rs. in Crore)
Particulars	For the year ended March 31, 2017
	Cairn	HZL	BALCO	BMM	Total
Changes in NCI(1)	(21,228.72)	—	—	—	(21,228.72)

389

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

					(Rs. in Crore)
Particulars	For the year ended March 31, 2016
	Cairn	HZL	BALCO	BMM	Total
Changes in NCI(2)	32.28	—	—	—	32.28

(1)	Change in non-controlling interests due to merger of Cairn India Limited (Refer note 4)
(2)	Change in non-controlling interests relates to employee share options issued in previous years (Refer note 46)

c)	Joint operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		(%) Participating Interest
Operating Blocks	Area	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Ravva block	Krishna Godavari	22.50	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00	60.00
CB-OS/2 - Development & production	Cambay Offshore	40.00	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00	70.00

PR-OSN-2004/1	Palar Basin Offshore	35.00	35.00	35.00
KG-OSN-2009/3	Krishna Godavari Offshore	100.00	100.00	100.00
South Africa Block1	Orange Basin South Africa Offshore	60.00	60.00	60.00
Relinquished block
MB-DWN-2009/1*	Mumbai Deep Water	—	100.00	100.00
SL 2007-01-001**	North West Sri Lanka Offshore	—	100.00	100.00
Non-Operating Blocks
KG-ONN-2003/1***	Krishna Godavari Onshore	49.00	49.00	49.00

*	Relinquished on April 15, 2016
**	Relinquished on October 15, 2015
***	Operatorship has been transferred to Oil and Natural Gas Corporation (ONGC) w.e.f. July 7, 2014

d)	Interest in associates and joint ventures

Set out below are the associates and joint ventures of the group as at March 31, 2017 which, in the opinion of the management are not material to the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

			% Ownership interest
S. No.	Associates and other entities	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
	Associates
1	Roshskor Township (Proprietary) Limited	Namibia	50.00	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00	50.00
	Other entities
1	Lisheen Mine Partnership [50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited]	Ireland	100.00	100.00	100.00

			% Ownership interest
S. No.	Jointly controlled entities	Country of incorporation	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
1	Rampia Coal Mines and Energy Private Limited	India	17.39	17.39	17.39
2	Madanpur South Coal Company Limited	India	18.05	18.05	18.05
3	Goa Maritime Private Limited	India	50.00	50.00	50.00

390

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

49	Contingencies and commitments

A)	Contingent Liabilities

a)	Hindustan Zinc Limited (HZL) : Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totaling Rs. 333.9 Crore as at March 31, 2017, March 31, 2016 and April 01, 2015. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim is not probable and thus no provision has been made in the financial statements. HZL had filed writ petitions in the High Court of Rajasthan in Jodhpur and had obtained a stay in respect of these demands. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease.

b)	Erstwhile Cairn India Limited : Income tax

In March 2014, erstwhile Cairn India received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganisation. Tax Authorities have stated in the said notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in financial year 2006-2007, on which tax should have been withheld by the Company. Pursuant to this various replies were filed with the tax authorities.

After hearings, the Income Tax Authority, during March 2015, have issued an order by holding Cairn India as ‘assessee in default’ and asked to pay such demand totalling Rs. 20,494.73 Crore (including interest of Rs. 10,247.36 Crore) as at March 31, 2017, March 31, 2016 and April 01, 2015. Cairn India has filed its appeal before the Appellate Authority CIT (Appeals) and filed a fresh Writ petition before Delhi High Court wherein it raised several points for assailing the aforementioned order.

In this regard, Vedanta Resources Plc. (holding company), filed a Notice of Claim against the

Government Of India (‘GOI’) under the UK India Bilateral Investment Treaty (the “BIT”) in order to protect its legal position and shareholder interests. Management has been advised that Vedanta Resources Plc. has a good case to defend as per provisions of BIT, the benefit of which would ultimately accrue to company.

c)	Vedanta Limited: contractor claim

Shenzhen Shandong Nuclear Power Construction Co.

Limited (‘SSNP’) subsequent to terminating the EPC contract invoked arbitration as per the contract alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for 6 MTPA expansion project, and filed a claim of Rs. 1,579.82 Crore (March 31, 2016: Rs. 1,668.56 Crore and April 01, 2015: Rs. 1,553.00 Crore). Based on the assessment, the Company has booked a liability of Rs. 179.08 Crore. SSNP also filed a petition under Section 9 of the Arbitration and Conciliation Act, 1996 before the Bombay High Court praying for interim relief. The Bombay High Court initially dismissed their petition, but on a further appeal by SSNP, the Division Bench of the Bombay High Court directed the Company to deposit a bank guarantee for an amount of Rs. 187.00 Crore as a security, being a prima facie representation of the claim, until arbitration proceedings are completed. The Company has deposited a bank guarantee of equivalent amount. Management is of the opinion that this claim is not valid under the terms of the contract with SSNP and it is unlikely that SSNP can legally sustain the claim and accordingly, no provision is considered necessary. The arbitration proceedings have concluded and the Tribunal may hold a clarificatory hearing before passing the final award.

d)	Ravva joint venture arbitration proceedings: ONGC Carry

Erstwhile Cairn India (now merged into Vedanta Limited) is involved in a dispute against Government of India “GOI” relating to the recovery of contractual costs in terms of calculation of payments that contractor party were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract “PSC” obliges the contractor parties to pay proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the “ONGC Carry”). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an international arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties whereas four other issues were decided in favour of GOI in October 2004 (“Partial Award”). However Arbitral Tribunal retained the jurisdiction for determination of remaining issues between the parties, including costs quantification.

391

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia which adjudicated the matter on October 11, 2011, upheld the Partial Award. Per the decision of the Arbitral Tribunal , the contractor parties and GOI were required to arrive at a quantification of the sums relatable to each of the issues under the Partial Award.

Pursuant to the decision of the Federal Court, the contractor parties approached Ministry of Petroleum and Natural Gas (“MoPNG”) to implement the Partial Award while reconciling the statement of accounts as outlined in Partial Award.

However, MoPNG on July 10, 2014 proceeded to issue a Show Cause Notice alleging that since the partial award has not been enforced profit petroleum share of GOI has been short-paid. MoPNG threatened to recover the amount from the sale proceeds payable by the oil marketing companies to the contractor parties.

As Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Cairn’s favour. GOI has challenged the Final Award in the Malaysian courts. Further Company has also filed for enforcement of the Partial Award and Final Award with Delhi High Court. While the Cairn does not believe the GOI will be successful in its challenge, if the Arbitral Award is reversed and such reversal is binding, Cairn could be liable for approximately USD 63.90 million (approximately Rs. 414.32 Crore) (March 31, 2016: Rs. 423.94 Crore and April 01, 2015: Rs. 400.26 Crore) plus interest.

f)	Proceedings related to the imposition of entry tax Sales tax and Entry tax demands relating to tax on freight, tax rate differences, stock transfers matters, etc. as at March 31, 2017 is Rs. 1,127.37 Crore (March 31, 2016: 1,009.56 Crore and April 01, 2015: Rs. 834.03 Crore)

The Company and other group companies i.e. Bharat Aluminium Company Limited (Balco), HZL and Cairn (now merged with Vedanta Limited) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the states from outside. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Post the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the maters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by Supreme Court.

The argument pertaining to imported goods are currently pending before a regular bench of the Supreme Court. The issue of discrimination has been remanded back to the High Courts for final adjudication. Vedanta has filed a writ petition before the Odisha High Court and is also looking to file writ petitions before the Rajasthan and Chhattisgarh High Courts.

g)	Talwandi Sabo Power Limited : Proceedings related to claim for liquited damages

TSPL had entered into a long term PPA with PSPCL for supply of power. Due to delay in fulfillment of certain obligations by PSPCL as per the PPA and force majeure events, there was a delay in completion of the project as per the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated damages (LD) of Rs. 317.64 Crore (maximum) each for delay in commissioning of Unit I, II and III totalling to Rs. 952.92 Crore as at March 31, 2017, March 31, 2016 and April 01, 2015.

During the financial year 2014-15, PSPCL had invoked the Performance Bank Guarantee (PBG) of Rs. 150.00 Crore to recover the LD on account of delay in Commercial Operation Date (COD). Against the PBG invocation stay was granted by PSERC and this was later upheld by APTEL as well. The matter is referred to Arbitration by a panel of three Arbitrators. Pleadings, witnessing and arguments are over in the matter. Note for Written Submissions have been filed on March 16, 2017. Arbitral award is awaited at the current stage. On the basis of facts backed by legal opinion, no provision is considered necessary at this stage.

392

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

h)	BALCO: Challenge against imposition of Energy Development cess

Balco challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy @ 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since CPPs are required to pay @ 10 paise while the State Electricity Board is required to pay @ 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. The Company has sought refund of ED Cess paid till March 2006 amounting to Rs. 34.53 Crore.

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited. The matter is to be heard by a larger bench of the Supreme Court and will be listed in due course for final hearing. In case the Supreme Court overturns the decision of the High Court, Balco would be liable to pay an additional amount of Rs. 575.76 Crore (March 31, 2016: Rs. 537.59 Crore and April 01, 2015: Rs. 485.45 Crore) and the Company may have to bear a charge of Rs. 610.29 Crore (March 31, 2016: Rs. 572.32 Crore and April 01, 2015: Rs. 519.98 Crore).

i)	South Africa Carry cost

As part of the farm-in agreement for Block 1, the Group was required to carry its joint venture partner, Petro SA, up to a gross expenditure of USD 100 million (approximately Rs. 648.38 Crore) (March 31, 2016 : Rs. 663.45 Crore and April 01, 2015: Nil) for a work program including 3D and 2D seismic studies and at least one exploration well. The group has spent Rs. 244.89 Crore (approximately USD 37.77 million) (March 31, 216: Rs. 245.47 Crore and April 01, 2015: Nil) towards exploration expenditure and a minimum of carry Rs. 403.49 Crore (approximately USD 62.23 million) (March 31, 2016: Rs. 417.97 Crore and April 01, 2015: Nil) (including drilling one well) was outstanding at the end of the initial exploration period. Considering the prevailing situation the Group has sought at an extension for entry into the second renewal phase of the exploration period. However, after assessing past judicial precedents supported by independent legal advice, the Group has provided for the requisite damages and obligation for the aforesaid carry cost and has been assessed as possible and disclosed as a contingency.

j)	The Group is involved in various tax disputes amounting to Rs. 6,334.80 Crore (March 31, 2016: Rs. 3,433.00 Crore and April 01, 2015: Rs. 2,878.76 Crore) relating to income tax. These mainly relates to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, tax holiday for undertakings located in certain notified areas under section 80IC of the Income Tax Act, 1961, disallowance of tax holiday benefit for power plants under section 80IA of the Income Tax Act, 1961, on account of depreciation disallowances, disallowance under section 14A of the Income Tax Act and interest thereon which are pending at various appellate levels.

k)	Miscellaneous disputes – Vedanta Limited, Hindustan Zinc Limtied, Malco Energy Limited, Bharat Aluminium Company Limited and other subsidiaries

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the income tax, excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims against the Group companies excluding claims shown above total Rs. 3,090.94 Crore (March 31, 2016: Rs. 2,545.66 Crore and April 01, 2015: Rs. 3,000.33 Crore)

The Group considers that it can take steps such that the risks can be mitigated and that there are no significant unprovided liabilities arising.

393

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

B	Commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	exploratory mining commitments; oil

•	& gas commitments;

•	mining commitments arising under production sharing agreements; and

•	completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

			(Rs. in Crore)
Particulars	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Oil & Gas sector
Cairn India (now merged with the Company)	124.17	160.62	2,264.68
Aluminium sector
BALCO- Korba -II 325 KTPA Smelter and Korba 1200 MW power plant (4 x 300 MW)	325.70	317.19	435.02
Lanjigarh Refinery (Phase II) 5.0 MTPA	1,367.58	2,981.88	2,972.58
Jharsuguda 1.25MTPA smelter	791.00	1,504.73	1,578.23
Power sector
Jharsuguda 2400 mw Power Plant	212.71	214.53	211.04
Talwandi 1,980MW IPP	2.51	399.02	601.78
Zinc sector
Zinc India (mines expansion)	1,553.90	1,968.35	1,717.36
Gamsberg mining & milling project	1,335.42	385.41	11.62
Copper sector
Tuticorin Smelter 400 KTPA	1,410.60	1,373.54	1,381.85
Others (including Operational Commitments)	286.64	282.36	259.06

Total	7,428.98	9,587.63	11,433.22

C	Other Commitments

				(Rs. in Crore)
Particulars		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
(i)	The Company has given corporate guarantees to regulatory authorities on behalf of Volcan Investments Limited	115.00	115.00	115.00
(ii)	Customs duty bond taken for Project Import/ Export	439.14	130.27	183.56
(iii)	The Company’s share of Joint Ventures’ minimum exploration commitments as per the production sharing contracts	18.75	114.48	2,123.49
(iv)	Export obligations against the import licenses taken for import of capital goods under the Export promotion Capital Goods Scheme and advance license. In the event of the Group’s inability to meet Export obligations, the Group’s liability, reduced in proportion to actual exports, plus applicable interest as at March 31, 2017 will be Rs. 1,696.54 Crore (March 31, 2016: Rs. 2,255.04 Crore and April 01, 2015: Rs. 2,704.30 Crore)	14,336.42	18,405.34	21,981.13
(v)	Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years.
(vi)	TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

394

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flow or the financial position of the Group.

50	Segment Information

A)	Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia and Liberia. The Group has seven reportable segments: copper, aluminum, iron ore, power, Zinc India (comprises of zinc & lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises of zinc & lead India, silver India and zinc international), aluminum, iron ore, oil and gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Copper

The Group’s copper business is owned and operated by Vedanta Limited, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorinin Southern India, and are finery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements (presently under care and maintenance), and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by Vedanta Limited and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at March 31, 2017, March 31, 2016 and April 01, 2015. Vedanta Limited’s Aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Odisha in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 530 pots having been commissioned by March 31, 2017. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in central India. The

BALCO-II smelter was commissioned, with all 336 pots operational in August 2016.

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke. The mining operations are carried out at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa and Narrain mine, situated at state of Karnataka in India, a Metallurgical Coke and Pig Iron plant in state of Goa in India and also has a power plant in state of Goa in India for captive use. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa. WCL’s assets were fully impaired in the year ended March 31, 2016.

Power

The Group’s power business is owned and operated by Vedanta Limited, BALCO and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Vedanta Limited which are engaged in the power generation business in India. Vedanta Limited’s power operations include a thermal coal-based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations include 600MW (2 units of 300MW each) thermal coal based power plant at Korba. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015. The second unit was commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities. The first 660MW unit of the Talwandi Sabo power plant (TSPL) was capitalized in financial year 2015 and second 660 MW unit was capitalized on December 1, 2015. The third 660MW unit at TSPL was capitalized on September 1, 2016. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited situated at Mettur Dam in the State of Tamil Nadu in southern India.

Zinc - India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.92% interest as at March 31, 2017, March 31, 2016 and April 01, 2015. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

395

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Zinc - International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74.00% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland which has ceased operations in December 2015).

Oil and gas

The Group’s oil and gas business is owned and operated by the Company and its subsidiary Cairn Energy Hydrocarbon Limited and engaged in business of exploration and development and production of oil and gas. Cairn has a diversified asset base with seven blocks, one in state of Rajasthan in India, one on the west coast of India, four on the east coast of India and one in South Africa.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in Ports and other allied sectors.

Segment Revenue, Result, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and unallocated corporate liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest depreciation and amortisation and tax (EBITDA) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 41.27 Crore and Rs. 326.96 Crore which is at cost for the year ended March 31, 2017 and March 31, 2016 respectively.

The following table presents revenue and profit information and certain assets information regarding the Group’s business segments as at and for the year ended March 31, 2017, March 31, 2016 and April 01, 2015.

396

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

For the year ended March 31, 2017

										(Rs. in Crore)
	Business Segments
Particulars	Copper	Aluminium	Iron Ore	Power	Zinc India	Zinc International	Oil & Gas	Others	Eliminations	Total
Revenue
External revenue*	22,112.99	14,815.27	4,249.49	5,518.94	18,444.79	2,230.16	8,204.07	91.19	—	75,666.91
Inter segment revenue	15.46	19.46	40.98	89.09	20.62	—	—	7.00	(192.61)	—
Segment revenue	22,128.45	14,834.73	4,290.47	5,608.04	18,465.41	2,230.16	8,204.07	98.19	(192.61)	75,666.91
Results
EBITDA	1,692.64	2,305.74	1,322.44	1,642.50	9,530.18	926.09	4,013.18	4.27	—	21,437.04
Depreciation, depletion and amortisation**	215.99	1,232.83	190.34	546.72	1,012.41	184.54	2,875.82	24.99	—	6,283.64
Other income ***	2.27	61.97	7.79	17.41	38.96	—	—	1.40	—	129.80
Segment Results	1,478.92	1,134.88	1,139.89	1,113.19	8,556.73	741.55	1,137.36	(19.32)	—	15,283.20
Unallocated expenses**										(112.98)
Less: Finance costs										5,855.04
Add : Other income (excluding exchange difference and those included in segment results)										4,450.79
Less: Exceptional items										114.40
Net profit/(loss) before tax										13,651.57
Other information
Segment assets	8,317.41	53,513.10	5,513.74	19,596.17	16,481.60	3,587.82	16,913.78	595.45	—	1,24,519.07
Financial Assets investments										46,962.11
Deferred tax Assets										7,492.02
Income tax Assets										2,830.87
Cash and cash Equivalents and bank balance (Including restricted cash and cash equivalents)										16,902.01
Others										323.52

Total assets										1,99,029.60

Segment liabilities	11,158.42	13,279.85	1,546.56	1,880.98	4,753.29	1,126.56	7,719.45	62.84	—	41,527.95
Deferred tax liabilities										2,083.67
Borrowing										72,407.96
Provision for tax (Net of taxes paid & TDS)										203.07
Others										8,378.91

Total liabilities										1,24,601.56

Capital expenditure****	164.22	1,710.17	59.68	528.09	2,184.94	485.95	474.78	6.97	—	5,619.98
Impairment charge/ (reversal)		200.70					(86.30)			114.40

*	Includes export incentive of Rs. 256.30 Crore
**	Depreciation, depletion and amortisation expense excludes and unallocated expenses includes unallocated depreciation of Rs. 7.86 Crore
***	Amortisation of duty benefits relating to assets recognised as government grant.
****	Total of capital expenditure includes unallocated capital expenditure of Rs. 5.18 Crore

397

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

For the year ended March 31, 2016

										(Rs. in Crore)
	Business Segments
Particulars	Copper	Aluminium	Iron Ore	Power	Zinc India	Zinc International	Oil & Gas	Others	Eliminations	Total
Revenue
External revenue*	22,066.79	12,236.27	2,388.15	4,539.58	15,076.31	2,563.06	8,625.57	155.29	—	67,651.02
Inter segment revenue	2.30	12.86	54.18	430.36	—	—	—	24.45	(524.15)	—
Segment revenue	22,069.09	12,249.13	2,442.33	4,969.94	15,076.31	2,563.06	8,625.57	179.74	(524.15)	67,651.02
Results
EBITDA	2,209.19	658.70	365.39	1,294.35	6,495.16	441.00	3,578.25	141.46	—	15,183.50
Depreciation, depletion and amortisation**	218.19	773.25	134.77	630.93	731.60	369.04	5,635.86	70.17	—	8,563.81
Other income ***	1.83	37.19	7.96	26.25	32.37	—	—	1.39	—	106.99
Segment Results	1,992.83	(77.36)	238.58	689.67	5,795.93	71.96	(2,057.61)	73.18	—	6,726.68
Unallocated expenses**										(40.57)
Less: Finance costs										5,778.13
Add : Other income (excluding exchange difference and those included in segment result)										4,336.57
Less: Exceptional items										33,784.72
Net profit/(loss) before tax										(28,540.17)
Other information
Segment assets	8,312.51	44,636.54	5,607.32	25,529.40	14,552.15	2,948.50	21,688.80	653.98	—	1,23,929.20
Financial Assets investments										53,385.98
Deferred tax Assets										8,518.60
Income tax Assets										2,789.69
Cash and cash Equivalents and Bank Balance (Including restricted cash and cash equivalents)										6,202.18
Others										405.45

Total assets										1,95,231.10

Segment liabilities	12,606.07	7,219.94	1,145.79	4,488.44	3,441.65	834.87	6,005.80	52.46	—	35,795.02
Deferred tax liabilities										3,250.75
Borrowing										68,520.70
Provision for tax (Net of taxes paid & TDS)										184.04
Others										6,880.33

Total liabilities										1,14,630.84

Capital expenditure ****	121.76	621.44	174.29	755.28	1,649.78	247.33	10,203.03	7.49	—	13,781.41
Impairment	49.74	—	1,605.58	—	—	—	31,981.53	—	—	33,636.85

*	Includes export incentive of Rs. 350.28 Crore
**	Depreciation, depletion and amortisation expense excludes and unallocated expenses includes unallocated depreciation of Rs. 8.63 Crore
***	Amortisation of duty benefits relating to assets recognised as government grant.
****	Total of capital expenditure includes unallocated capital expenditure of Rs. 1.01 Crore

398

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

As at April 01, 2015

										(Rs. in Crore)
	Business Segments
Particulars	Copper	Aluminium	Iron Ore	Power	Zinc India	Zinc International	Oil & Gas	Others	Eliminations	Total
Segment assets	8,312.72	45,316.34	7,271.55	25,292.03	14,218.11	3,440.56	56,033.97	633.42		1,60,518.70
Financial Assets investments										44,818.06
Deferred tax Assets										7,494.69
Income tax Assets										2,722.68
Cash and cash Equivalents and bank balance (Including restricted cash and cash equivalents)										6,900.47
Others										441.07

Total assets										2,22,895.67

Segment liabilities	9,026.08	8,424.60	1,126.19	3,705.94	2,267.77	1,048.15	5,307.09	52.66	—	30,958.48
Deferred tax liabilities										15,749.80
Borrowing										68,561.73
Provision for tax (Net of taxes paid & TDS)										427.32
Others										1,685.57

Total liabilities										1,17,382.90

II)	Geographical Segment Analysis

The Group’s operations are located in India, Zambia, Namibia, South Africa, UAE, Liberia, Ireland, Australia and UAE. The following table provides an analysis of the Group’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(Rs. in Crore)
Geographical Segment	Year ended March 31, 2017	Year ended March 31, 2016
Revenue by geographical segment
India	48,018.33	48,030.02
China	6,241.22	3,455.60
UAE	4,807.01	3,275.90
Others	16,600.35	12,889.50

Total	75,666.91	67,651.02

No single customer has accounted for more than 10% of the Group’s revenue for the year ended March 31, 2017 and March 31, 2016.

The following is an analysis of the carrying amount of non-current assets, which do not include deferred tax assets, income tax assets and financial assets analysed by the geographical area in which the assets are located:

399

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

			(Rs. in Crore)
Geographical Segments	As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
Carrying amount of segment assets
India	1,04,652.68	1,05,925.82	1,38,194.95
Australia	22.32	28.94	83.60
South Africa	2,089.83	1,633.78	2,048.68
Namibia	730.98	786.27	777.99
Ireland	38.68	44.66	235.68
UAE	131.83	142.85	142.98
Liberia	—	—	1,407.20

Total	1,07,666.32	1,08,562.32	1,42,891.08

Segment capital expenditure	—	—	—
India	5,133.08	13,221.43	—
Australia	—	16.77	—
South Africa	426.13	253.82	—
Namibia	59.82	214.73	—
Ireland	—	26.85	—
Liberia	—	46.21	—
UAE	0.95	1.60	—

Total	5,619.98	13,781.41

Reconciliation between segment revenue and enterprise revenue	Year ended March 31, 2017	Year ended March 31, 2016
Enterprise revenue
Revenue from operations	76,171.25	67,992.71
Less: Other operating revenues	(760.64)	(691.97)
Add: Export incentives	256.30	350.28

Total Segment Revenue	75,666.91	67,651.02

400

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

51	Related party transactions

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited (Ultimate Holding Company)

Intermediate Holding Companies

Vedanta Resources Plc

Vedanta Resources Holdings Limited

Vedanta Resources Finance Limited

Vedanta Resources Cyprus Limited Richter

Holdings Limited

Twin Star Holdings Limited

Finsider International Company Limited

Westglobe Limited

Welter Trading Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc

Vedanta Resources Jersey II Limited

Sterlite Technologies Limited Sterlite

Power Transmission limited

Sterlite Iron and Steel Company Limited

Vedanta Resources Jersey Limited Sterlite

Grid Limited

C)	Entites controlled by the companies

Vedanta Foundation

Vedanta Medical Research Foundation Sesa Community Development Foundation Cairn Foundation

D)	Post retirement benefit plan

BALCO Employees Provident Fund Trust

Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

Sesa Goa Employees Provident Fund Trust

Sesa Resources Limited Employees Provident Fund Trust

Sesa Mining Corporation Limited Employees Provident Fund Trust

E)	Associates and Joint Ventures

(Refer note: 48)

401

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

51	Related Party transactions

			(Rs. in Crore)
F)	Disclosure in respect of transactions / balances with related parties	Year ended March 31, 2017	Year ended March 31, 2016
	Income :
(i)	Revenue from operations
	Sterlite Technologies Limited	857.73	918.78
	Sterlite Power Transmission limited.	17.74	—
		875.47	918.78
(ii)	Other income
a)	Interest and guarantee commission
	Vedanta Resources Plc	39.43	43.82
	Konkola Copper Mines.	2.61	—
	Twin Star Holdings Limited	1.41	0.45
	Sterlite Iron and Steel Company Limited	0.23	0.53
	Sterlite Technologies Limited	9.04	1.44
		52.72	46.24
b)	Outsourcing service fees
	Vedanta Resources Plc	3.12	2.77
		3.12	2.77
c)	Dividend income
	Sterlite Technologies Limited	0.71	0.29
		0.71	0.29
(iii)	Purchases
a)	Purchase of goods
	Konkola Copper Mines Plc	297.65	38.18
	Sterlite Technologies Limited	17.38	7.43
	Sterlite Power Transmission limited.	2.76	—
		317.79	45.61
(iv)	Expenditure
a)	Stock option expenses
	Vedanta Resources Plc	62.76	84.18
		62.76	84.18
b)	Management consultancy services including representative office fees and parent company overhead
	Vedanta Resources Plc	33.51	33.00
		33.51	33.00
c)	(Recovery of)/Reimbursement to / for other expenses
	Vedanta Resources Plc	40.63	12.87
	Township (Proprietary) Limited	—	0.42
	Konkola Copper Mines Plc	(13.37)	(2.96)
	Sterlite Iron and Steel Company Limited.	0.02	—
	Sterlite Technologies Limited	—	(2.14)
	Volcan Investments Limited	(1.38)	(1.64)
	Goa Maritime Private Limited	—	0.26
		25.90	6.81
d)	Interest
	Vedanta Resources Jersey Limited.	3.61	—
	Vedanta Resources Jersey II Limited.	217.87	1,156.30
		221.48	1,156.30
e)	Other expenses
	Sterlite Technologies Limited	—	0.72
		—	0.72

402

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

51	Related Party transactions (contd)

			(Rs. in Crore)
F)	Disclosure in respect of transactions / balances with related parties	Year ended March 31, 2017	Year ended March 31, 2016
f)	Corporate social responsibility expenditure/ donation
	Vedanta Foundation*	68.29	3.10
	Vedanta Medical Research Foundation	34.76	17.59
	Sesa Community Development Foundation	1.94	—
	Cairn Foundation	11.89	22.97
		116.88	43.66
* Includes donation in kind, having fair market value of Rs. 11.17 Crore
(v)	Dividend paid
	Twin Star Holdings Limited	2,682.89	806.94
	Finsider International Company Limited	780.91	234.88
	Westglobe Limited	86.25	25.94
	Welter Trading Limited	74.38	22.37
		3,624.43	1,090.13

Disclosure in respect of transactions / balances with related parties		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
(vi)	Balances as at year end
a)	Trade receivables
	Sterlite Technologies Limited	26.14	0.99	21.91
	Sterlite Power Transmission limited.	0.11	—	—
	Konkola Copper Mines Plc	—	0.02	0.50
	Vedanta Resources Plc	—	—	0.27
		26.25	1.01	22.68
b)	Loans
	Roshskor Township (Proprietary) Limited	6.70	6.96	8.51
	Sterlite Iron And Steel Company Limited	4.41	4.37	6.75
	Twin Star Holdings Limited.	64.84	66.79	—
		75.95	78.12	15.26
c)	Other receivables
	Konkola Copper Mines Plc	147.56	33.32	1.87
	Sterlite Iron And Steel Company Limited	12.15	11.95	11.47
	Vedanta Resources Plc	6.78	28.82	6.54
	Sterlite Technologies Limited	0.20	0.23	0.26
	Sterlite Grid Limited	—	—	0.18
	Madanpur South Coal Company Limited	—	0.05	—
	Goa Maritime Private Limited**	1.00	1.00	0.84
	Mr. Agnivesh Agarwal*	—	—	9.11
	Volcan Investments Limited	2.33	0.96	2.69
		170.02	76.33	32.96
* Short term interest bearing salary advance
** Provision for doubtful advances made at Rs. 0.47 Crore in the year ended March 31, 2016
d)	Long-term borrowings
	Vedanta Resources Jersey II Limited	—	12,383.46	16,209.99
		—	12,383.46	16,209.99
e)	Trade payables
	Vedanta Resources Plc	9.58	12.33	1.21
	Konkola Copper Mines	7.90	0.51	—
	Sterlite Technologies Limited.	0.84	—	—
	Cairn Foundation	18.27	16.93	0.40
		36.59	29.77	1.61

403

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Disclosure in respect of transactions / balances with related parties		As at March 31, 2017	As at March 31, 2016	As at April 01, 2015
f)	Other payables
	Vedanta Resources Plc.	12.70	5.20	190.83
	Sterlite Technologies Limited.	13.91	8.98	1.33
	Vedanta Resources Jersey II Limited	—	331.34	100.40
	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	2.85	3.51	3.86
	Sesa Group Employees Provident Fund	1.57	1.60	1.29
	Balco Employees Provident Fund Trust	4.68	4.25	5.02
	SRL Employees Provident Fund Trust.	0.12	0.10	0.18
	SMCL Employees Provident Fund Trust.	0.21	0.19	0.20
		36.04	355.17	303.11
g)	Current investments- Investment in bonds
	Vedanta Resources Plc	524.57	430.88	534.46
		524.57	430.88	534.46
h)	Financial guarantees given
	Volcan Investments Limited*	115.00	115.00	115.00
	Rampia Coal Mines & Energy Private Limited	—	—	22.17
		115.00	115.00	137.17

*       Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

i)	Financial guarantees taken
	Vedanta Resources Plc	39,180.58	23,383.86	18,539
		39,180.58	23,383.86	18,539
j)	Dividend payable
	Twin Star Holdings Limited	2,441.50	—	—
	Finsider International Company Limited	710.65	—	—
	Westglobe Limited	78.49	—	—
	Welter Trading Limited	67.69	—	—
		3,289.33	—	—

Disclosure in respect of transactions / balances with related parties			As at March 31, 2017	As at March 31, 2016
(vii)	Transactions during the year
a)	Loans given / (received) during the year
	Roshskor Township (Proprietary) Limited		0.87	—
	Sterlite Iron And Steel Company Limited		0.05	(2.38)
	Twinstar Holding Limited		—	66.79
			0.92	64.41
b)	Long-term borrowings (taken)/ repaid during the year
	Vedanta Resources Jersey II Limited		12,524.73	4,732.63
	Vedanta Resources Jersey Limited*		—	—
			12,524.73	4,732.63
* During the year Twin Star Mauritius Holding Limited has taken and repaid loan from Vedanta Resources Jersey Limited for Rs. 190.73 Crore ($ 28.43 million)
c)	Financial Guarantees (taken)/ repaid during the year
	Vedanta Resources Plc		(16,848.33)	5,969.96
			(16,848.33)	5,969.96

404

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Disclosure in respect of transactions / balances with related parties		As at March 31, 2017	As at March 31, 2016
(viii)	Remuneration of key management personnel
	Short Term employee benefits	34.51	34.09
	Post employment benefits*	2.62	2.62
	Share based payments	7.69	6.63

		44.82	43.34

* Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

(ix)	Salary of relatives of Key management personnel	7.68	7.10

		7.68	7.10

(x)	Commission/Sitting Fees
	To independent directors	3.34	3.21
	To other KMP and their relatives	0.52	0.50

		3.86	3.71

(xi)	Details of Transactions during the year with post retirement trusts
	Balco Employees Provident Fund Trust	15.92	11.31
	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust	30.87	32.68
	Sesa Resources Limited Employees Provident Fund	1.38	2.16
	Sesa Mining Corporation Limited Employees Provident Fund	2.04	2.27
	Sesa Goa Employees Provident Fund	23.86	15.66

		74.07	64.08

Cairn PSC guarantee to Government

Vedanta Resources PLC has provided parent company financial and performance guarantee to Government of India for erstwhile Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

Cairn Investment in Vedanta Resources PLC Bonds

Cairn India Holdings Limited has invested Rs. 485.41 Crore ($ 74.87 million), Rs. 591.53 Crore ($ 89.18 million) and Rs. 558.16 Crore ($ 89.18 million) as at March 31, 2017, March 31, 2016 and April 01, 2015 in bonds issued by Vedanta, which have maturities ranging from June 2016 to May 2023 at coupon ranging from 6% to 9.5% p.a. The carrying value of these bonds including interest accrued are Rs. 524.57 Crore, Rs. 430.88 Crore and Rs. 534.46 Crore as at March 31, 2017, March 31, 2016 and April 01, 2015 respectively.

Loans to holding companies

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for Rs. 66.79 Crore ($10 million) at an interest rate of 2.1%. The loan is unsecured and the outstanding balance under the facility at March 31,2017 and March 31, 2016 is Rs. 64.84 Crore and Rs.66.79 Crore ($10 million). The loan was due in March 2017. The loan has been renewed for a further period of 12 months and is now due in March 2018.

Loans to fellow subsidiaries

During the year ended March 31, 2017 Group had renewed

loan provided to SISCOL to finance project in earlier years. The loan balance as at March 31, 2017 was Rs. 4.41 Crore. The loan is unsecured in nature and carries an interest rate of 8.5% per annum. The loan was due in March 2017. The loan has been renewed for a further period of 12 months in March 2017 and is due in March 2018.

Sale of Subsidiary

During the year ended March 31, 2017, the Group sold one of its subsidiary - Sterlite Infraventures Limited (SIVL) to a fellow subsidiary - Sterlite Power Transmission Limited for a net consideration of Rs. 0.20 Crore.

Purchase of Subsidiary

During the year ended March 31, 2017, the Group purchased its subsidiary - Sesa Sterlite Mauritius Holdings Limited from our holding Vedanta Resources Holding Limited Rs. 64.84 (USD $ 1).

Financial guarantees

Includes Rs. 8,104.83 Crore (March 31, 2016 Rs. 8,291.61 and April 01, 2015 Rs. 7,823.85) for a loan facility entered by THL Zinc Limited with Cairn India Holdings Limited (Intercompany Loan), Rs. 5,835.47 Crore (March 31, 2016 Rs. 5,969.96 and April 01, 2015 - NIL) for a loan facility entered by Twin Star Mauritius Holdings Limited with Fujairah Gold FZC (Intercompany Loan) and Rs. 14,264.49 Crore (March 31, 2016 - NIL and April 01, 2015 - NIL) for a loan facility entered by Bloom Fountain Limited with Twinstar Mauritius Holdings Limited (Intercompany Loan). Post the balance sheet date, all guarantees worth Rs. 28,204.79 Crore has been withdrawn by Vedanta Resources PLC and the guarantees worth Rs. 6,808.05 Crore is extinguised as the underlying external loan has been repaid.

405

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Terms and conditions of transactions with related parties All transactions with related parties are made in ordinary course of business. There have been no guarantees provided or received for any related party receivables or payables. For the year ended March 31 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

52	Oil & gas reserves and resources

The Group’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2007)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the period end, based on the current terms of the PSCs, are as follows:

	Gross proved and probable hydrocarbons initially in place			Gross proved and probable reserves and resources			Net working interest proved and probable reserves and resources
	(mmboe)			(mmboe)			(mmboe)
Particulars	March 31 2017	March 31 2016	April 01, 2015	March 31 2017	March 31 2016	April 01, 2015	March 31 2017	March 31 2016	April 01, 2015
Rajasthan MBA Fields	2,197	2,208	2,208	410	496	545	287	347	382
Rajasthan MBA EOR	—	—	—	272	225	226	191	158	158
Rajasthan Block Other Fields	4,034	4,189	3,833	478	471	505	334	330	353
Ravva Fields	696	706	684	41	39	47	9	9	11
CBOS/2 Fields	225	215	220	23	23	24	9	9	9
Other fields	335	481	481	48	74	74	24	36	36

Total	7,487	7,799	7,426	1,272	1,328	1,421	854	889	949

The Group’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
	Oil	Gas	Oil	Gas
Particulars	(mmstb)	(bscf)	(mmstb)	(bscf)
Reserves as of April 1, 2015*	219.94	86.33	146.21	23.93
Additions / (revision) during the year	(13.83)	(24.96)	44.42	10.85
Production during the year	(45.91)	(6.32)	(45.91)	(6.32)

Reserves as of March 31, 2016**	160.20	55.05	144.72	28.46
Additions / (revision) during the year	(4.81)	(2.48)	(1.60)	(8.83)
Production during the year	(43.43)	(4.84)	(43.43)	(4.84)

Reserves as of March 31, 2017***	111.96	47.73	99.69	14.79

*	Includes probable oil reserves of 67.81 mmstb (of which 23.43 mmstb is developed) and probable gas reserves of 62.71 bscf (of which 7.03 bscf is developed)
**	Includes probable oil reserves of 40.05 mmstb (of which 27.31 mmstb is developed) and probable gas reserves of 29.80 bscf (of which 5.81 bscf is developed)
***	Includes probable oil reserves of 32.37 mmstb (of which 20.62 mmstb is developed) and probable gas reserves of 37.84 bscf (of which 4.92 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

406

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

53.	Subsequent events

Subsequent to the Balance Sheet date,

a)	525,000 tonnes Jharsuguda-I smelter suffered an pot outage incident wherein 228 pots out of the total 608 pots were damaged and taken out of production, resulting in reduced production for a temporary period.

b)	a fire took place in the coal handling facility at the 1,980 MW TSPL power plant in Punjab state. This has resulted in a shut-down of all three units of the power plant estimated for around 65 to 75 days.

No material loss is expected as a result of the above expect what has been stated above.

54	Explanation of transition to Ind AS

These are the Group’s first consolidated financial statements prepared in accordance with Ind AS. The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended March 31, 2017 and the comparative period information.

For all periods upto and including the year ended March 31, 2016, the Group prepared its financial statements in accordance with Generally Accepted Accounting Principles (GAAP) in India and complied with the accounting standards as notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent applicable, and the presentation requirements of the Companies Act, 2013 (Previous GAAP).

The transition to Ind AS was carried out in accordance with Ind AS 101, with April 01, 2015 being the date of transition. This note explains the exemptions on the first-time adoption of Ind AS availed in accordance with Ind AS 101 and an explanation of how the transition from previous GAAP to Ind AS has affected the Group’s financial position, financial performance and cash flows.

Exemptions availed and mandatory exceptions

Ind AS 101 First-time Adoption of Indian Accounting Standards allows first-time adopters certain exemptions from retrospective application of certain requirements under Ind AS. Set out below are the applicable Ind AS 101 optional exemptions and mandatory exceptions applied in the transition from previous GAAP to Ind AS.

A)	Ind AS optional exemptions

A.1 Fair valuation as deemed cost for certain items of Property, plant and equipment Ind AS 101 permits an entity to elect to measure an item of property, plant and equipment at the date of transition to Ind AS at its fair value and use that fair value as its deemed cost at that date.

Accordingly, the Group has elected to use the fair

value of certain items of property, plant and equipment on the date of transition and designate the same as deemed cost on the date of transition. Fair value has been determined, by obtaining an external third party valuation, with reference to the depreciated replacement cost of similar assets, a level 3 valuation technique. For the remaining assets, the Group has applied Ind AS retrospectively, from the date of their acquisition.

A.2 Designation of previously recognised financial instruments

Ind AS 101 allows an entity to designate investments in equity instruments at FVOCI on the basis of the facts and circumstances at the date of transition to Ind AS.

The Group has elected to apply this exemption for its equity investment.

A.3 Leases

Appendix C to Ind AS 17 requires an entity to assess whether a contract or arrangement contains a lease. In accordance with Ind AS 17, this assessment should be carried out at the inception of the contract or arrangement. Ind AS 101 provides an option to make this assessment on the basis of facts and circumstances existing at the date of transition to Ind AS.

The Group has elected to apply this exemption for such contracts/arrangements.

A.4 Long Term Foreign Currency Monetary Items

Ind AS 101 allows a first-time adopter to continue the policy adopted for the accounting for exchange differences arising on translation of the long-term foreign currency monetary items recognised in the financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period as per previous GAAP.

The Group has opted this exemption and continued its previous GAAP policy for accounting of exchange differences on long-term foreign currency monetary items recognized in the previous GAAP financial statements for the year ended March 31, 2016. Accordingly, foreign currency differences on such items attributable to the acquisition of property, plant and equipment are adjusted against their cost and depreciated prospectively over the remaining useful lives.

A.5 Joint ventures – transition from proportionate consolidation to the equity method

As per Ind AS 101, when changing from proportionate consolidation method to equity method, an entity may measure its investment in a joint venture at the date of transition as the aggregate of the carrying amounts of the assets and liabilities that the entity had previously proportionately consolidated, including any goodwill arising from acquisition. The resultant amount is regarded as the deemed cost of the investment in the joint venture at initial recognition. The Group has elected to avail this exemption.

407

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

A.6 Stripping costs in the production phase of a surface mine

Ind AS 101 permits a first-time adopter to apply the guidance in Appendix B of Ind AS 16 –‘Stripping Costs in the Production Phase of a Surface Mine’ from the date of transition to Ind AS.

Accordingly, the Group has opted to capitalize stripping cost (incurred during the production phase) from the date of transition to Ind AS.

A.7 Cumulative translation differences

Ind AS 21 ‘The effects of changes in Foreign Exchange Rates’ requires an entity to recognize the translation differences relating to foreign operations in other comprehensive income (and accumulate them in a separate component of equity) and on disposal of such foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal.

Ind AS 101 allows an entity to elect not to apply the requirements of Ind AS 21 retrospectively and to deem the cumulative translation differences for all foreign operations to be zero as at the date of transition.

The Group has elected to avail the above exemption.

A.8 Share based payment transactions

As per Ind AS 101 an entity is encouraged, but not required, to apply Ind AS 102 Share-based payment to equity instruments that vested before date of transition to Ind AS.

Therefore, the Group has availed optional exemption and applied Ind AS 102 from all period beginning on or after date of transition.

A.9 Compound financial instruments

Ind AS 101 permits a first-time adopter not to split the compound financial instrument into separate liability and equity components in accordance with Ind AS 32 Financial Instruments: Presentation, if the liability component is no longer outstanding at the date of transition to Ind AS.

Accordingly, as the liability component of compound financial instrument was no longer outstanding at the date of transition to Ind AS, the Group has elected not to apply Ind AS 32 retrospectively to split the liability and equity components of the instrument.

B)	Ind AS mandatory exceptions

B.1 Accounting estimates

An entity’s estimates in accordance with Ind AS at the date of transition to Ind AS shall be consistent with estimates made for the same date in accordance with previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

Ind AS estimates as at April 1, 2015 are consistent with the estimates as at the same date made in conformity with previous GAAP. The Group made estimates for following items in accordance with Ind AS at the date of transition as these were not required under previous GAAP:

•	Investment in equity instruments carried at FVOCI;

•	Investment in debt instruments and compound instruments carried at FVTPL/FVOCI;

•	Impairment of financial assets based on expected credit loss model.

B.2 Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in Ind AS 109, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of April 1, 2015, are reflected as hedges in the Group’s results under Ind AS.

The Group had designated various hedging relationships as cash flow hedge, hedge of net investment in foreign operation and fair value hedges under the previous GAAP. On the date of transition to Ind AS, the Group has assessed that all the designated hedging relationship qualifies for hedge accounting as per Ind AS 109. Consequently, the Group continues to apply hedge accounting on and after the date of transition to Ind AS.

B.3 De-recognition of financial assets and liabilities Ind AS 101 requires a first-time adopter to apply the de- recognition provisions of Ind AS 109 prospectively for transactions occurring on or after the date of transition to Ind AS. However, Ind AS 101 allows a first-time adopter to apply the de-recognition requirements in Ind AS 109 retrospectively from a date of the entity’s choosing, provided that the information needed to apply Ind AS 109 to financial assets and financial liabilities derecognised as a result of past transactions was obtained at the time of initially accounting for those transactions.

The Group has elected to apply the de-recognition provisions of Ind AS 109 prospectively from the date of transition to Ind AS.

408

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

B.4 Classification and measurement of financial assets

Ind AS 101 requires an entity to assess classification of financial assets on the basis of facts and circumstances existing as on the date of transition. Further, the standard permits measurement of financial assets accounted at amortised cost based on facts and circumstances existing at the date of transition if retrospective application is impracticable.

Accordingly, the Group has determined the classification of financial assets bases on facts and circumstances that exist on the date of transition. Measurement of the financial assets accounted at amortised cost has been done retrospectively except where the same is impracticable.

Reconciliation of Equity as per the erstwhile Indian GAAP as previously reported and Ind AS is as follows:

			(Rs. in Crore)
Particulars	Note ref.	As at March 31, 2016	As at April 01, 2015
Equity as per Previous GAAP Adjustments		77,639.72	89,405.01
Effect of measuring investments at fair value	(i)	6,120.62	5,158.59
Fair valuation of items of property, plant and equipment as deemed cost & effect of depreciation thereon	(ii)	(1,724.95)	3,610.57
Recognition of fair value of property, plant and equipment net of accumulated depreciation/amortisation and impairment	(iii)	249.19	23,081.70
Change in foreign currency translation reserve/foreign exchange fluctuation	(iv)	1,851.87	17.91
Discounting of site restoration liability and mine closure liability	(v)	186.11	254.21
Dividend and tax on dividend	(vi)	—	698.97
Others	(vii)	154.30	98.37
Deferred tax impact	(viii)	(3,876.60)	(16,812.56)

Equity as per Ind AS		80,600.26	1,05,512.77

Reconciliations of net profit as per erstwhile Indian GAAP as previously reported and Ind AS is as follows:

		(Rs. in Crore)
Particulars	Note	Year ended March 31, 2016
Net loss as per Previous GAAP		(6,136.97)
Adjustments
Effect of measuring investments at fair value	(i)	962.03
Depreciation on fair valuation of items of property, plant and equipment	(ii)	62.26
Change in depletion, depreciation and capitalisation of exploration costs-oil and gas business, mining assets and other assets	(iii)	(1,608.91)
Impairment of property, plant and equipment net of reversal of impairment of goodwill under Previous GAAP	(iii)	(21,332.82)
Effect of change in foreign exchange fluctuation- Oil and Gas business	(iv)	(946.00)
Others	(v), (vii)	23.89
Deferred tax impact	(viii)	12,735.17
Deferred tax on undistributed profits of subsidiary	(viii)	(1,621.04)

Net profit/(loss) as per Ind AS		(17,862.39)

Other Comprehensive Income		400.13

Total Comprehensive income as per Ind AS		(17,462.26)

Notes on adjustments:

(i) Current Investments:

Under the previous GAAP, investments were measured at lower of cost or fair value. Under Ind AS, these investments are required to be measured at fair value through profit or loss or though other comprehensive income. The resulting fair value changes of these investments is recognised in retained earnings/equity as at the date of transition and subsequently in profit or loss/other comprehensive income for the year ended March 31, 2016.

409

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Accordingly, there is an increase in the equity by Rs. 6,120.62 Crore as at March 31, 2016 (Rs. 5,158.59 Crore as at April 1, 2015) and loss before tax for the year ended March 31, 2016 has reduced by Rs. 962.03 Crore.

(ii) Property, plant and equipment – Government grant and fair valuation as deemed cost for certain items:

Under Ind AS, the transfer of resources from the government in the form of a waiver of duty needs to be accounted for as government grant. Accordingly, the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of plant and equipments has been recognised as government grant by an increase in the carrying value of plant and equipment with a corresponding credit to the deferred government grant. The increase in the value of plant and equipment is depreciated over the balance useful life of the asset. The deferred grant revenue is released to the profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset. Under Previous GAAP such benefits were being netted off with the cost of the respective item of plant and equipment. This has resulted in net increase in the value of plant and equipment and capital work-in-progress by Rs. 4,372.92 Crore and Rs. 4,412.25 Crore as at March 31, 2016 and April 1, 2015 respectively. There is no resultant impact on equity.

Further, as explained above, the Group has elected to measure certain items of property, plant and equipment at the date of transition at its fair value and use that fair value as its deemed cost as at that date. For the remaining assets, the Group has applied Ind AS retrospectively, from the date of their acquisition. A similar revaluation of assets was carried out under previous GAAP during the year ended March 31, 2016, which has been reversed on transition. Accordingly, this has resulted in net decrease in the value of property, plant and equipment by Rs. 1,724.95 Crore and increase by Rs. 3,610.57 Crore as at March 31, 2016 and April 1, 2015 respectively with corresponding adjustment to equity. Consequentially, the depreciation charge for year ended March 31, 2016 is lower by Rs. 62.26 Crore.

(iii)	Changes in value of Property, Plant and Equipment and Intangible assets

			(Rs. in Crore)
Particulars	Note ref.	Equity As at March 31, 2016	Equity As at April 01, 2015
Due to restatement of past business combinations	a)	292.66	22,195.33
Changes in method of depreciation and carrying value of Exploration and Evaluation assets	b)	(43.47)	886.37

Total (a+b)		249.19	23,081.70

a) Past Business Combinations:

The Group has elected to apply Ind AS 103 retrospectively to all past business combinations.

Retrospective application of Ind AS 103 requires that each business combination should be accounted for by applying the acquisition method i.e. by recognising and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognising and measuring goodwill or a gain from a bargain purchase. Such adjustments have resulted into:

Increase in property, plant and equipment by Rs. 5,925.38 Crore as at March 31, 2016 and Rs. 39,985.02 Crore as at April 01, 2015 respectively*.

Reversal of goodwill of Rs. 5,632.72 Crore and Rs. 17,789.69 Crore as at March 31, 2016 and April 01, 2015 respectively*.

Resulting in a net increase in retained earnings by Rs. 292.66 Crore as at March 31, 2016 and Rs. 22,195.33 Crore as at April 01, 2015 respectively.

Increase in loss before tax for the year ended March 31, 2016 by Rs. 21,995.07 Crore on account of increase in depreciation and amortization expense by Rs. 1,404.42 Crore and on account of impairment of property, plant and equipment by Rs. 20,590.65 Crore net of amortisation/impairment of goodwill.

*	Net of depreciation/amortization/impairment from the date of respective business combination to the date of transition/reporting date.

b) Change in depletion, depreciation and capitalization of exploration costs:

Net impact mainly is on account of following transactions:

Exploration and evaluation assets:

Under Previous GAAP, exploration expenditure incurred in the process of determining exploration targets which cannot be directly related to individual exploration wells is expensed in the period in which it is incurred. Drilling costs were written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial.

410

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Under Ind AS, exploration expenditure incurred in the process of determining oil & gas exploration targets is capitalised initially within property, plant and equipment – exploration and evaluation assets and subsequently allocated to drilling activities. Drilling costs are written off on completion of a well unless the results indicate that oil and gas reserves exist and there is a reasonable prospect that these reserves are commercial. The resulting adjustment has been recognised against retained earnings.

Depletion:

For depletion accounting in Oil and Gas business, previous GAAP specified use of working interest on proved and developed reserves (or 1P reserves) with current asset base, for calculation of depletion under unit of production methodology. However, under Ind AS proved and probable reserves (or 2P reserves) on entitlement interest basis are required to be depleted. Similarly, the future capital expenditure estimated to develop those undeveloped reserves is required to be added to the current asset base for depletion computation.

Accordingly, property, plant and equipment as at March 31,2016 has decreased by Rs. 43.47 Crore and as at April 01,2015 has increased by Rs. 886.37 Crore with a corresponding adjustment in retained earnings. The loss before tax for the year ended March 31, 2016 has increased by Rs. 204.49 Crore on account of change in depletion/depreciation and Rs. 742.17 Crore on account of impairment of oil and gas assets.

(iv) Functional Currency:

Under the previous GAAP, Cairn and the foreign subsidiaries were preparing their financial statements in Indian Rupee. Accordingly, the impact of exchange fluctuation on all monetary items denominated in non-Indian Rupee was accounted for in the statement of profit and loss.

Accordingly every business and component of the Group has reassessed its functional currency and exchange differences have arisen for transactions being recorded in a currency other than functional currency.

Further, the Group reporting currency remains to be Indian Rupee, the impact on account of translation of items for which functional currency is USD are accounted for in “Other Comprehensive Income (OCI)” as part of Foreign Exchange Translation Reserve (FCTR).

Consequently, the currency translation reserve as at March 31,2016 has increased by Rs. 2,779.96 Crore. The retained earnings as at March 31,2016 has decreased by Rs. 928.09 Crore and as at April 01,2015 has increased by Rs. 17.91 Crore and the loss before tax for the year ended March 31, 2016 has increased by Rs. 946.00 Crore.

(v) Property, plant and equipment - Site restoration obligation:

Under Previous GAAP, the full cost of site restoration is recognised as a liability when the obligation to rectify environmental damage arises. The site restoration expenses forms part of the cost of the related asset. Under Ind AS, the site restoration cost is recognised in full, on a discounted basis, as an asset, and on a similar basis decommissioning liability is recognised. The difference on account of the same has been recognised against retained earnings.

Accordingly, property, plant & equipment has reduced by Rs. 129.85 Crore as at March 31, 2016 and Rs. 148.16 Crore as at April 01, 2015 and ‘Provision for restoration, rehabilitation and environmental costs’ has decreased by Rs. 397.56 as at March 31, 2016 and by Rs. 402.37 Crore as at April 01, 2015.

Consequently, the retained earnings increased by Rs. 186.11 Crore (excluding the impact of currency translation) and Rs. 254.21 Crore as at March 31, 2016 and April 01, 2015 respectively. Loss before tax for the year ended on March 31, 2016 has increased by Rs. 68.10 Crore on account of unwinding of provision presented under “Others” in net profit reconciliation.

(vi) Proposed dividend:

Under the previous GAAP, dividend payable is recognised as a liability in the period to which it relates. Under Ind AS, dividend to holders of equity instruments is recognised as a liability in the period in which the obligation to pay is established.

Under the previous GAAP, dividends proposed by the Board of Directors after the balance sheet date but before the approval of the financial statements were considered as adjusting events. Accordingly, provision for proposed dividend was recognised as a liability. Under Ind AS, such dividends are recognised when the same is approved by the shareholders in the general meeting. Accordingly, the liability for proposed dividend of Rs. 698.97 Crore as at April 1, 2015 (including tax on proposed dividend of Rs. 2.19 Crore) included under provisions has been reversed with corresponding adjustment to retained earnings. Consequently, the total equity as at April 01, 2015 increased by an equivalent amount.

411

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

(vii) Others : Others include following –

				(Rs. in Crore)
Particulars	Note ref.	Equity As at March 31, 2016	Equity as at April 01, 2015	Profit for the year ended March 31, 2016
Port Service concession arrangement	a)	57.04	34.66	22.38
Stripping Cost in the production phase of surface mine	b)	72.17	—	76.54
Deferred Sales Tax liability	c)	36.54	42.29	(5.75)
Investment in Equity instruments	d)	32.31	19.77	(4.50)
Re-measurement gains or losses	e)	—	—	9.17
Other adjustments	f)	(43.76)	1.65	(73.95)

Total		154.30	98.37	23.89

a) Intangible assets under Port concession arrangement

As per Appendix A to Ind AS 11 ‘Construction Contracts’, an operator providing a public service such as development of infrastructure shall recognise an intangible asset to the extent that it receives a right (a licence) to charge users of the public service. The consideration paid for acquiring such assets has been recognised as an intangible asset following the guidance in Appendix A to Ind AS 11.

The Group has recognised the right to charge the users acquired under service concession arrangements as “License” by reclassifying the amount of “Property, plant and equipment” and “Capital-work-in-progress to “Other intangible assets”. Accordingly, net block of “Plant and Machinery” as per retrospective application of Ind AS as on the date of transition, amounting to Rs. 615.89 Crore has been reclassified as “Intangible Assets - Service Concession”.

In accordance with Ind AS 38, intangible asset is amortised on a straight line basis over the period in which it is expected to be available for use by the operator. Accordingly an amount of Rs. 57.04 Crore and Rs. 34.66 Crore has been credited to retained earnings as at March 31, 2016 and April 01, 2015 respectively on account of difference in value of amortisation. Loss before tax for the year ended March 31, 2016 has been reduced by Rs. 22.38 Crore.

b) Stripping costs in the production phase of a surface mine

Under previous GAAP there was no specific guidance for accounting of costs incurred in removing mine waste material to gain access to mineral ore deposits i.e. ‘stripping’. Under Ind AS, to the extent that the benefit from the stripping activity is realised in the form of inventory produced, the costs of that stripping overburden removal activity is accounted for in accordance with the principles of Ind AS 2, Inventories. To the extent the benefit is improved access to ore, these costs are accounted for as non-current asset, if certain criteria are met.

Accordingly, property, plant and equipment has been increased by Rs. 72.17 Crore as at March 31, 2016. The loss before tax for the year ended March 31, 2016 has decreased by Rs. 76.54 Crore (net of consequential impact of depreciation).

c) Deferred Sales tax liability:

Under Ind AS, the benefit of government loans with subsidised/nil interest is accounted for as government grant, measured as the difference between the fair value determined in accordance with Ind AS 109 and the proceeds received from the loan.

Such borrowings were initially measured at fair value and thereafter at amortised cost as at March 31, 2016 and April 01, 2015 leading to a reduction in loan value by Rs. 36.54 Crore and Rs. 42.29 Crore respectively with a corresponding increase in retained earnings. Loss before tax for the year ended March 31, 2016 has increased by Rs. 5.75 Crore on account of recognition of interest at effective interest rate.

d) Investment in equity instruments of a Company other than subsidiaries, joint ventures and associates: Under the previous GAAP, investments in equity instruments were carried at cost less provision for other than temporary decline in the value of such investments. Under Ind AS, such investments (in Companies other than subsidiaries, joint ventures and associates) are required to be measured at fair value. These investments have been designated as Fair Value through OCI and accordingly, the fair value changes with respect to such investments have been recognised in OCI – ‘Equity investments at FVOCI’ and subsequently in other comprehensive income for the year ended March 31, 2016. This has resulted in increase in the carrying value of investment by Rs. 32.31 Crore and Rs. 19.77 Crore as at March 31, 2016 and April 01, 2015 respectively with corresponding adjustment to equity. The effect of the same has led to an increase in other comprehensive income of Rs. 17.04 Crore and decrease in the statement of profit and loss by Rs. 4.50 Crore for the year ended March 31, 2016.

412

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

e) Re-measurement gains or losses:

Ind AS 19 Employee Benefits requires the impact of remeasurement in net defined benefit liability (asset) to be recognized in other comprehensive income (OCI). Re-measurement of net defined benefit liability (asset) comprises actuarial gains and losses, return on plan assets (excluding interest on net defined benefit asset/liability). However, under previous GAAP this was recognised in the statement of profit and loss. Accordingly, loss for the year ended March 31, 2016 has reduced by Rs. 9.17 Crore and other comprehensive loss has increased by Rs. 9.17 Crore.

f) Other adjustments:

Other adjustments include adjustment in respect of effective interest rate in case of borrowings, capitalisation of major inspection and overhaul costs etc.

viii) Deferred Tax :

Previous GAAP required deferred tax accounting using the income statement approach, which focuses on differences between taxable profits and accounting profits for the period. Ind AS 12 requires entities to account for deferred taxes using the balance sheet approach, which focuses on temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. In addition, under Previous GAAP, tax expense in the consolidated financial statements were computed by performing line by line addition of tax expense of the parent and its subsidiaries with no adjustment being made for elimination of intra group transactions and profit/losses. Ind AS requires tax adjustments to be accounted for on such elimination. Further, Ind AS also requires the recognition of deferred tax on undistributed profits of subsidiaries, joint ventures and associates. The application of Ind AS 12 approach has resulted in recognition of deferred tax on new temporary differences which was not required under Previous GAAP.

In addition, the various transitional adjustments lead to temporary differences. According to the accounting policies, the Group has to account for such differences. Deferred tax has been recognised on such temporary differences.

ix) Sale of goods:

Under previous GAAP, sale of goods was presented as net of excise duty. However, under Ind AS, sale of goods includes excise duty. Excise duty on sale of goods is separately presented in the statement of profit and loss. Thus sale of goods under Ind AS for the year ended March 31, 2016 has increased by Rs. 3,730.95 Crore with a corresponding increase in expense.

x) Grossing up of Joint Operation liabilities:

Under Previous GAAP, the Cairn India Limited (Cairn) accounts for its share of the assets and liabilities of Joint Ventures involving joint control of assets along with income and expenses in which it holds a participating interest. Under Ind AS if Cairn participates in unincorporated Joint Arrangements which involves the joint control of assets, Cairn India Group accounts for its share of liabilities of the Joint Operation in which Cairn holds an interest, classified in the appropriate Balance Sheet heading on a gross basis, i.e. the liabilities to be settled by all partners are grossed up in operator’s books to represent total Joint Operation liabilities, with a corresponding receivable from other venture partners.

xi) Other Comprehensive Income (OCI):

Includes:

(a)	Foreign currency translation reserve of Rs. 376.84 Crore as described in (iv) above;

(b)	Fair value gains of Rs. 17.04 Crore on equity instruments as described in (vii)(d) above ;and

(c)	Other adjustments of Rs. 6.25 Crore.

Reconciliation of cash flows for the year ended March 31, 2016

As a result of transition to Ind-AS operating cash inflows (net) and financing cash outflows (net) for the year ended March 31, 2016 have decreased by Rs. 443.24 Crore, as the dividend distribution tax paid by subsidiaries is being treated as a tax expense as against the Previous GAAP practice of adjusting it against equity (refer (viii) above). All other changes enumerated above do not have any material impact on the cash flows statement.

413

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

55. Financial information pursuant to Schedule III of Companies Act, 2013

									(Rs. in Crore)
		Net Assets (Total assets less total liabilities)		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2017		Year ended March 31, 2017		Year ended March 31, 2017		Year ended March 31, 2017
S. No	Name of the entity	As % of consolidated net assets	Amount	As % of consolidated loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent
	Vedanta Limited[a]	131.85%	79,768.10	200.80%	11,068.70	460.93%	(83.89)	199.94%	10,984.81
	Indian Subsidiaries
1	Hindustan Zinc Limited	50.92%	30,804.56	150.86%	8,315.59	(302.97%)	55.14	152.36%	8,370.73
2	Bharat Aluminium Company Limited	5.45%	3,299.21	(6.71%)	(369.68)	128.13%	(23.32)	(7.15%)	(393.00)
3	MALCO Energy Limited	0.77%	464.29	0.25%	13.76	1.59%	(0.29)	0.25%	13.47
4	Talwandi Sabo Power Limited	4.47%	2,704.33	(7.41%)	(408.47)	0.27%	(0.05)	(7.44%)	(408.52)
5	Sesa Resources Limited	0.96%	580.20	1.91%	105.27	(2487.91%)	452.80	10.16%	558.07
6	Sesa Mining Corporation Limited	0.05%	30.78	1.40%	77.25	(9.01%)	1.64	1.44%	78.89
7	Sterlite Ports Limited	(0.01%)	(3.87)	(0.01%)	(0.53)	0.00%	—	(0.01%)	(0.53)
8	Vizag General Cargo Berth Private Limited	0.13%	76.01	(0.83%)	(45.53)	(1.04%)	0.19	(0.83%)	(45.34)
9	Paradip Multi Cargo Berth Private Limited	(0.00%)	(1.09)	(0.00%)	(0.09)	0.00%	—	(0.00%)	(0.09)
10	Maritime Ventures Private Limited	(0.01%)	(6.38)	(0.23%)	(12.47)	(9.01%)	1.64	(0.20%)	(10.83)
11	Sterlite Infraventures Limited *	0.00%	—	(0.00%)	(0.03)	0.00%	—	(0.00%)	(0.03)
12	Goa Sea Port Private Limited	(0.00%)	(1.00)	(0.02%)	(1.05)	0.00%	—	(0.02%)	(1.05)
13	Vedanta Limited ESOS Trust	0.01%	7.06	0.13%	7.05	0.00%	—	0.13%	7.05
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.38%)	(227.50)	(1.29%)	(71.14)	39.73%	(7.23)	(1.43%)	(78.37)
2	Thalanga copper mines Pty Limited	(0.00%)	(1.47)	0.05%	2.69	2.82%	(0.51)	0.04%	2.17
3	Monte Cello B.V.	0.26%	158.86	0.57%	31.51	0.00%	—	0.57%	31.51
4	Bloom Fountain Limited	(2.41%)	(1,459.52)	(0.02%)	(1.32)	0.00%	—	(0.02%)	(1.32)
5	Twin Star Energy Holdings Limited	(0.00%)	(0.69)	(0.00%)	(0.09)	0.00%	—	(0.00%)	(0.09)
6	Twin Star Mauritius Holdings Limited	(71.70%)	(43,377.21)	(22.03%)	(1,214.59)	0.00%	—	(22.11%)	(1,214.59)
7	Western Cluster Limited	(1.17%)	(705.54)	(0.37%)	(20.34)	0.00%	—	(0.37%)	(20.34)
8	Sterlite (USA) Inc.	0.00%	—	0.00%	—	0.00%	—	0.00%	—
9	Fujairah Gold FZC	0.09%	57.28	4.07%	224.54	4.84%	(0.88)	4.07%	223.66
10	THL Zinc Ventures Ltd	(5.30%)	(3,205.69)	(0.00%)	(0.08)	0.00%	—	(0.00%)	(0.08)
11	THL Zinc Ltd	(18.02%)	(10,903.01)	(0.28%)	(15.69)	0.00%	—	(0.29%)	(15.69)
12	THL Zinc Holding B.V.	2.02%	1,219.58	(1.22%)	(67.02)	0.00%	—	(1.22%)	(67.02)
13	THL Zinc Namibia Holdings (Proprietary) Limited	1.00%	601.99	(0.00%)	(0.17)	0.00%	—	(0.00%)	(0.17)
14	Skorpion Zinc (Proprietary) Limited	0.00%	2.32	0.00%	0.03	0.00%	—	0.00%	0.03
15	Skorpion Mining Company (Proprietary) Limited	(1.29%)	(783.15)	(2.37%)	(130.74)	0.00%	—	(2.38%)	(130.74)
16	Namzinc (Proprietary) Limited	1.12%	678.00	9.00%	496.37	0.00%	—	9.03%	496.37
17	Amica Guesthouse (Proprietary) Limited	(0.00%)	(0.86)	0.02%	0.90	0.00%	—	0.02%	0.90
18	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1.47	(0.01%)	(0.54)	0.00%	—	(0.01%)	(0.54)
19	Black Mountain Mining (Proprietary) Limited	1.57%	947.60	4.98%	274.77	(4.40%)	0.80	5.02%	275.57

414

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

									(Rs. in Crore)
		Net Assets (Total assets less total liabilities)		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2017		Year ended March 31, 2017		Year ended March 31, 2017		Year ended March 31, 2017
S. No	Name of the entity	As % of consolidated net assets	Amount	As % of consolidated loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
20	Vedanta Lisheen Holdings Limited	0.01%	6.25	0.00%	—	0.00%	—	0.00%	—
21	Vedanta Lisheen Mining Limited	0.05%	27.68	(0.19%)	(10.51)	0.00%	—	(0.19%)	(10.51)
22	Killoran Lisheen Mining Limited	0.03%	16.46	0.15%	8.36	0.00%	—	0.15%	8.36
23	Killoran Lisheen Finance Limited	0.00%	1.77	0.00%	—	0.00%	—	0.00%	—
24	Lisheen Milling Limited	0.54%	326.36	0.24%	13.07	0.00%	—	0.24%	13.07
25	Lakomasko BV	0.00%	0.73	(0.00%)	(0.23)	0.00%	—	(0.00%)	(0.23)
26	Pecvest 17 Proprietary Limited**	0.00%	—	0.00%	—	0.00%	—	0.00%	—
27	Vedanta Exploration Ireland Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
28	Cairn India Holdings Limited (‘CIHL’)	19.13%	11,572.23	39.89%	2,198.66	0.00%	—	40.02%	2,198.66
29	Cairn Energy Hydrocarbons Limited	12.00%	7,261.85	8.71%	479.99	0.00%	—	8.74%	479.99
30	Cairn Lanka (Pvt) Limited	(0.70%)	(424.33)	(0.09%)	(5.02)	0.00%	—	(0.09%)	(5.02)
31	Cairn South Africa Proprietary Limited	(0.03%)	(16.35)	(0.09%)	(4.69)	0.00%	—	(0.09%)	(4.69)
32	CIG Mauritius Holding Private Limited (‘CMHPL’)	(0.00%)	(0.16)	(0.04%)	(2.12)	0.00%	—	(0.04%)	(2.12)
33	CIG Mauritius Private Limited	0.00%	0.06	(0.04%)	(2.12)	0.00%	—	(0.04%)	(2.12)
34	Cairn Energy Australia Pty Limited**	0.00%	—	0.00%	—	0.00%	—	0.00%	—
35	Cairn Energy Holdings Limited**	0.00%	—	0.00%	—	0.00%	—	0.00%	—
36	Cairn Energy Discovery Limited	(0.00%)	(0.01)	0.03%	1.43	0.00%	—	0.03%	1.43
37	Cairn Exploration (No. 2) Limited	0.00%	—	(0.00%)	(0.03)	0.00%	—	(0.00%)	(0.03)
38	Cairn Energy Gujarat Block 1 Limited	0.00%	1.66	0.00%	0.02	0.00%	—	0.00%	0.02
39	Cairn Exploration (No. 7) Limited **	0.00%	—	0.00%	—	0.00%	—	0.00%	—
40	Cairn Energy India Pty Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
41	Sesa Sterlite Mauritius Holdings Limited***	(0.00%)	(0.12)	(0.00%)	(0.17)	0.00%	—	(0.00%)	(0.17)
	Non-controlling interests in all subsidiaries	(23.02%)	(13,927.93)	(79.07%)	(4,358.38)	(1,353.63%)	246.36	(74.85%)	(4,112.02)
	Associates (per Equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0.17	(0.00%)	(0.00)	0.00%	—	(0.00%)	(0.00)
	Foreign
1	Roshskor Township (Pty) Ltd	0.01%	3.12	(0.05%)	(2.51)	0.00%	—	(0.05%)	(2.51)
	Joint ventures (per Equity method)
	Indian
1	Madanpur South Coal Company Limited	0.00%	1.55	(0.00%)	(0.18)	0.00%	—	(0.00%)	(0.18)
2	Goa Maritime Private Limited	(0.00%)	(0.20)	0.00%	0.02	0.00%	—	0.00%	0.02
3	Rampia Coal Mines & Energy Private Limited	0.00%	2.54	0.00%	—	0.00%	—	0.00%	—
	Consolidation Adjustments/ Eliminationsb	(8.39%)	(5,077.87)	(200.69%)	(11,062.23)	3,629.67%	(660.60)	(213.37%)	(11,722.83)

	Total	100.00%	60,500.11	100.00%	5,512.21	100.00%	(18.20)	100.00%	5,494.01

*	Sold during the year to Sterlite Power Transmission Limited
**	Liquidated during the year
***	Purchased during the year a

Figures of Vedanta Limited are after giving effect to the merger of Cairn India Limited. (Refer note 4)

b	Consolidation Adjustments/ Eliminations include intercompany eliminations, Consolidation adjustments and GAAP differences.

415

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Financial information pursuant to Schedule III of Companies Act, 2013

		Net Assets (Total assets less total liabilities)		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)		Net Assets (Total assets less total liabilities)
		As at March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		As at April 01, 2015
S. No	Name of the entity	As % of consolidated net assets	Amount	As % of consolidated loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount	As % of consolidated net assets/ (liabilities)	Amount
	Parent
	Vedanta Limited[a]	179.92%	79,237.44	97.03%	(11,906.23)	(156.89%)	1,100.64	83.30%	(10,805.59)	156.81%	92,106.31
	Indian Subsidiaries
1	Hindustan Zinc Limited	84.89%	37,385.19	(66.63%)	8,175.36	0.24%	(1.71)	(63.01%)	8,173.65	75.97%	44,620.60
2	Bharat Aluminium Company Limited	8.38%	3,692.21	5.67%	(695.77)	0.81%	(5.69)	5.41%	(701.46)	7.44%	4,372.79
3	MALCO Energy Limited	0.54%	236.89	(0.30%)	37.17	0.00%	—	(0.29%)	37.17	0.34%	199.88
4	Talwandi Sabo Power Limited	7.07%	3,112.84	(0.27%)	32.64	0.07%	(0.50)	(0.25%)	32.14	5.24%	3,080.69
5	Sesa Resources Limited	2.22%	978.12	0.14%	(16.76)	28.01%	(196.52)	1.64%	(213.28)	2.03%	1,191.40
6	Sesa Mining Corporation Limited	(0.11%)	(48.10)	0.51%	(62.74)	0.03%	(0.21)	0.49%	(62.95)	0.03%	14.85
7	Sterlite Ports Limited	(0.01%)	(3.34)	0.00%	(0.41)	0.00%	—	0.00%	(0.41)	(0.00%)	(2.93)
8	Vizag General Cargo Berth Private Limited	0.28%	121.34	(0.01%)	1.04	0.00%	(0.03)	(0.01%)	1.01	0.20%	120.33
9	Paradip Multi Cargo Berth Private Limited	(0.00%)	(1.00)	0.00%	(0.07)	0.00%	—	0.00%	(0.07)	(0.00%)	(0.94)
10	Maritime Ventures Private Limited	0.01%	6.08	(0.03%)	3.91	0.00%	—	(0.03%)	3.91	0.00%	2.17
11	Sterlite Infraventures Limited	(0.01%)	(2.67)	0.00%	(0.48)	0.00%	—	0.00%	(0.48)	(0.00%)	(2.19)
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.35%)	(152.84)	1.31%	(160.33)	0.00%	—	1.24%	(160.33)	0.01%	8.22
2	Thalanga copper mines Pty Limited	(0.01%)	(3.74)	0.03%	(3.15)	(0.08%)	0.53	0.02%	(2.62)	(0.00%)	(0.89)
3	Monte Cello B.V. (MOBV)	4.60%	2,026.92	0.88%	(108.53)	0.00%	—	0.84%	(108.53)	3.43%	2,016.74
4	Bloom Fountain Limited	(0.04%)	(18.95)	12.31%	(1,511.00)	0.00%	—	11.65%	(1,511.00)	2.37%	1,394.67
5	Twin Star Energy Holdings Limited	(0.00%)	(0.62)	0.00%	(0.11)	0.00%	—	0.00%	(0.11)	0.00%	(0.48)
6	Twin Star Mauritius Holdings Limited	(57.79%)	(25,450.80)	88.68%	(10,881.87)	0.00%	—	83.89%	(10,881.87)	(23.17%)	(13,610.29)
7	Western Cluster Limited	(1.59%)	(701.00)	5.59%	(686.16)	0.00%	—	5.29%	(686.16)	(0.01%)	(5.38)
8	Sterlite (USA) Inc.	0.00%	0.00	—	—	0.00%	—	0.00%	—	0.00%	0.00
9	Fujairah Gold FZC	13.73%	6,044.80	(0.02%)	2.25	0.00%	—	(0.02%)	2.25	0.18%	107.42
10	THL Zinc Ventures Ltd	0.14%	62.19	0.00%	(0.10)	0.00%	—	0.00%	(0.10)	0.10%	58.78
11	THL Zinc Ltd	1.51%	666.74	(0.50%)	61.43	0.00%	—	(0.47%)	61.43	0.97%	570.38
12	THL Zinc Holding B.V.	9.68%	4,264.98	(0.31%)	38.44	0.00%	—	(0.30%)	38.44	6.79%	3,987.63
13	THL Zinc Namibia Holdings (Proprietary) Limited	1.26%	557.04	0.00%	(0.12)	0.00%	—	0.00%	(0.12)	1.10%	644.96
14	Skorpion Zinc (Proprietary) Limited	0.00%	2.12	0.00%	(0.30)	0.00%	—	0.00%	(0.30)	0.00%	2.78
15	Skorpion Mining Company (Proprietary) Limited	(1.37%)	(603.52)	1.68%	(206.34)	0.00%	—	1.59%	(206.34)	(0.81%)	(473.79)
16	Namzinc (Proprietary) Limited	0.38%	168.02	(0.86%)	105.85	0.00%	—	(0.82%)	105.85	0.28%	166.35
17	Amica Guesthouse (Proprietary) Limited	(0.00%)	(1.63)	0.01%	(0.73)	0.00%	—	0.01%	(0.73)	(0.00%)	(0.00)
18	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1.86	0.01%	(0.70)	0.00%	—	0.01%	(0.70)	0.00%	2.92

416

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

		Net Assets (Total assets less total liabilities)		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)		Net Assets (Total assets less total liabilities)
		As at March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		As at April 01, 2015
S. No	Name of the entity	As % of consolidated net assets	Amount	As % of consolidated loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount	As % of consolidated net assets/ (liabilities)	Amount
19	Black Mountain Mining (Proprietary) Limited	1.58%	696.83	(0.71%)	87.11	(0.22%)	1.53	(0.68%)	88.64	1.22%	716.31
20	Vedanta Lisheen Holdings Limited	0.01%	6.40	—	—	0.00%	—	0.00%	—	0.01%	6.04
21	Vedanta Lisheen Mining Limited	0.04%	17.57	0.26%	(31.99)	0.00%	—	0.25%	(31.99)	0.08%	47.15
22	Killoran Lisheen Mining Limited	0.02%	8.28	0.16%	(19.62)	0.00%	—	0.15%	(19.62)	0.05%	26.57
23	Killoran Lisheen Finance Limited	0.00%	1.81	—	—	0.00%	—	0.00%	—	0.00%	1.71
24	Lisheen Milling Limited	0.73%	320.51	(0.18%)	22.55	0.00%	—	(0.17%)	22.55	0.48%	280.86
25	Lakomasko BV	0.00%	0.97	0.00%	(0.16)	0.00%	—	0.00%	(0.16)	0.00%	1.08
26	Pecvest 17 Proprietary Limited	0.00%	0.00	—	—	0.00%	—	0.00%	—	0.00%	0.00
27	Vedanta Exploration Ireland Limited	0.00%	0.00	—	—	0.00%	—	0.00%	—	0.00%	0.00
28	Cairn India Holdings Limited (‘CIHL’)	41.00%	18,055.70	(14.95%)	1,834.32	0.00%	—	(14.14%)	1,834.32	26.08%	15,316.16
29	Cairn Energy Hydrocarbons Limited	19.53%	8,599.76	4.38%	(537.16)	0.00%	—	4.14%	(537.16)	17.14%	10,070.09
30	Cairn Lanka (Pvt) Limited	(0.97%)	(429.06)	0.09%	(10.75)	0.00%	—	0.08%	(10.75)	(0.67%)	(394.95)
31	Cairn South Africa Proprietary Limited	(0.03%)	(13.92)	1.99%	(244.26)	0.00%	—	1.88%	(244.26)	0.37%	216.22
32	CIG Mauritius Holding Private Limited (‘CMHP L’)	0.00%	0.01	2.26%	(276.86)	0.00%	—	2.13%	(276.86)	0.00%	0.20
33	CIG Mauritius Private Limited	0.00%	0.24	2.26%	(277.19)	0.00%	—	2.14%	(277.19)	0.00%	0.73
34	Cairn Energy Australia Pty Limited	0.00%	0.59	0.00%	(0.30)	0.00%	—	0.00%	(0.30)	0.00%	0.84
35	Cairn Energy Holdings Limited	0.00%	—	0.00%	(0.02)	0.00%	—	0.00%	(0.02)	(0.00%)	(0.64)
36	Cairn Energy Discovery Limited	(0.00%)	(1.47)	0.00%	(0.02)	0.00%	—	0.00%	(0.02)	(0.00%)	(1.37)
37	Cairn Exploration (No. 2) Limited	0.00%	0.03	(0.00%)	0.19	0.00%	—	(0.00%)	0.19	(0.00%)	(0.15)
38	Cairn Exploration (No. 6) Limited *	0.00%	1.67	0.00%	(0.06)	0.00%	—	0.00%	(0.06)	(0.00%)	(0.02)
39	Cairn Energy Gujarat Block 1 Limited	0.00%	—	(0.00%)	0.02	0.00%	—	(0.00%)	0.02	0.00%	1.56
40	Cairn Exploration (No. 7) Limited **	0.00%	—	0.00%	(0.06)	0.00%	—	0.00%	(0.06)	0.00%	0.05
41	Cairn Energy India Pty Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—

	Non-controlling interests in all subsidiaries	(83.02%)	(36,561.09)	(45.57%)	5,591.92	157.04%	(1,101.65)	(34.62%)	4,490.27	(79.64%)	(46,776.45)

417

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

		Net Assets (Total assets less total liabilities)		Share in profit or loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)		Net Assets (Total assets less total liabilities)
		As at March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		Year ended March 31, 2016		As at April 01, 2015
S. No	Name of the entity	As % of consolidated net assets	Amount	As % of consolidated loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount	As % of consolidated net assets/ (liabilities)	Amount
	Associates (per Equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0.17	0.00%	(0.01)	0.00%	—	0.00%	(0.01)	0.00%	0.07
	Foreign
1	Roshskor Township (Pty) Ltd	0.01%	2.68	(0.00%)	0.25	0.00%	—	(0.00%)	0.25	0.01%	6.49
	Joint ventures (per Equity method)
	Indian
1	Madanpur South Coal Company Limited	0.00%	1.68	0.00%	(0.00)	0.00%	—	0.00%	(0.00)	0.00%	2.81
2	Goa Maritime Private Limited	(0.00%)	(0.22)	0.00%	(0.13)	0.00%	—	0.00%	(0.13)	0.00%	(0.09)
3	Rampia Coal Mines & EnergyPrivate Limited	0.01%	2.53	0.00%	(0.00)	0.00%	—	0.00%	(0.00)	0.00%	2.39
	Consolidation Adjustments/ Eliminations[b]	(132.27%)	(58,249.17)	5.09%	(624.45)	70.98%	(497.93)	8.65%	(1,122.36)	(104.47%)	(61,360.49)

	Total	100.00%	44,039.17	100.00%	(12,270.47)	100.00%	(701.52)	100.00%	(12,971.99)	100.00%	58,736.32

*	Liquidated during the year
**	Liquidated subsequent to the year end
a.	Figures of Vedanta Limited are after giving effect to the merger of Cairn India Limited. (Refer note 4)
b.	Consolidation Adjustments/ Eliminations include intercompany eliminations, consolidation adjustments and GAAP differences.

As per our report of even date	For and on behalf of Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Thomas Albanese
Chartered Accountants	Executive Chairman	Whole-Time Director &
ICAI Firm Registration No: 301003E/E300005	DIN 00006303	Chief Executive Officer DIN 06853915

per Raj Agrawal	GR Arun Kumar	Bhumika Sood
Partner	Whole-Time Director &	Company Secretary
Membership No. 82028	Chief Financial Officer	ICSI Membership No. A19326
Place : Mumbai	DIN 01874769
Date : May 15, 2017

418

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

Form AOC-I

Salient features of subsidiaries pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

SI. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/(Loss) Before Taxation	Provision for Taxation	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
1	Bharat Aluminium Company Limited	April to March	INR	220.62	3,078.59	12,669.57	9,370.36	50.01	6,286.52	(369.68)	—	(369.68)	—	51.00
2	Copper Mines of Tasmania Pty Limited	April to March	AUD	0.00	(227.51)	74.74	302.24	—	8.93	(71.14)	—	(71.14)	—	100.00
3	Thalanga Copper Mines Pty Limited	April to March	AUD	2.87	(4.34)	4.52	5.99	—	—	2.69	—	2.69	—	100.00
4	Monte Cello B.V.	April to March	USD	0.14	158.71	173.62	14.76	—	—	41.62	10.11	31.51	—	100.00
5	Hindustan Zinc Limited	April to March	INR	845.06	29,959.50	51,795.42	20,990.86	23,782.66	18,797.99	10,199.24	1,883.65	8,315.59	—	64.92
6	MALCO Energy Limited	April to March	INR	4.67	459.62	592.08	127.79	—	161.20	13.76	—	13.76	—	100.00
7	Fujairah Gold FZE	April to March	AED	5,926.24	(5,868.95)	937.18	879.90	—	4,979.75	224.54	—	224.54	—	100.00
8	Talwandi Sabo Power Limited	April to March	INR	3,206.61	(502.29)	12,210.53	9,506.20	144.03	3,590.68	(408.47)	—	(408.47)	—	100.00
9	Sterlite (USA) Inc.	April to March	USD	0.00	(0.00)	—	—	—	—	—	—	—	—	100.00
10	THL Zinc Ventures Ltd	April to March	USD	64.84	(3,270.52)	1,333.94	4,539.63	—	—	(0.08)	—	(0.08)	—	100.00
11	THL Zinc Ltd	April to March	USD	58.36	(10,961.37)	3,411.09	14,314.10	—	—	(15.43)	0.26	(15.69)	—	100.00
12	THL Zinc Holding B.V.	April to March	USD	33.13	1,186.45	1,471.71	252.13	—	—	(54.26)	12.77	(67.02)	—	100.00
13	THL Zinc Namibia Holdings (Proprietary) Ltd	April to March	NAD	0.00	601.99	609.01	7.02	—	—	(0.17)	—	(0.17)	—	100.00
14	Skorpion Zinc (Proprietary) Limited	April to March	NAD	0.00	2.32	477.26	474.94	—	—	0.03	—	0.03	—	100.00
15	Skorpion Mining Company (Proprietary) Limited	April to March	NAD	0.00	(783.15)	872.14	1,655.29	—	247.96	(130.74)	—	(130.74)	—	100.00
16	Namzinc (Proprietary) Limited	April to March	NAD	0.00	678.00	1,734.21	1,056.21	—	1,419.82	496.37	—	496.37	—	100.00
17	Amica Guesthouse (Proprietary) Limited	April to March	NAD	0.00	(0.86)	0.27	1.13	—	1.27	0.90	—	0.90	—	100.00
18	Rosh Pinah Health Care (Proprietary) Limited	January to December	NAD	6.72	(5.25)	1.77	0.30	—	0.49	(0.54)	—	(0.54)	—	69.00
19	Black Mountain Mining (Proprietary) Limited	April to March	ZAR	0.00	947.60	1,823.46	875.86	—	839.28	274.85	0.08	274.77	—	74.00
20	Vedanta Lisheen Holdings Limited	April to March	USD	0.00	6.26	43.93	37.68	—	—	—	—	—	—	100.00

419

stronger. smarter. sustainable.

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

SI. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/(Loss) Before Taxation	Provision for Taxation	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
21	Vedanta Lisheen Mining Limited	April to March	USD	0.00	27.68	164.87	137.19	—	—	(11.68)	(1.18)	(10.51)	—	100.00
22	Killoran Lisheen Mining Limited	April to March	USD	0.00	16.45	75.51	59.05	—	—	10.18	1.82	8.36	—	100.00
23	Killoran Lisheen Finance Limited	April to March	USD	0.00	1.77	92.03	90.26	—	—	—	—	—	—	100.00
24	Lisheen Milling Limited	April to March	USD	0.01	326.34	409.77	83.41	—	—	2.93	(10.14)	13.07	—	100.00
25	Sterlite Ports Limited	April to March	INR	0.05	(3.92)	1.18	5.05	0.06	—	(0.53)	—	(0.53)	—	100.00
26	Sterlite Infraventures Limited*	April to March	INR	—	—	—	—	—	—	(0.03)	—	(0.03)	—	100.00
27	Vizag General Cargo Berth Private Limited	April to March	INR	32.11	43.90	612.46	536.45	—	105.77	(36.26)	9.27	(45.53)	—	100.00
28	Cairn India Holdings Limited	April to March	USD	4,899.00	6,673.24	11,573.81	1.57	3,195.55	—	2,198.66	—	2,198.66	—	100.00
29	Cairn Energy Hydrocarbons Limited	April to March	USD	2,966.22	4,295.62	9,192.03	1,930.18	—	3,717.99	605.43	(125.44)	479.99	—	100.00
30	Cairn Lanka (Pvt) Limited	April to March	USD	1,104.78	(1,529.12)	9.67	434.01	—	—	(5.02)	—	(5.02)	—	100.00
31	Cairn South Africa Proprietary Limited	April to March	USD	230.83	(247.18)	0.30	16.65	—	—	(4.69)	—	(4.69)	—	100.00
32	CIG Mauritius Holding Private Limited	April to March	USD	1,520.27	(1,520.43)	0.06	0.22	—	—	(2.12)	—	(2.12)	—	100.00
33	CIG Mauritius Private Limited	April to March	USD	1,518.48	(1,518.43)	0.16	0.10	—	—	(2.12)	—	(2.12)	—	100.00
34	Cairn Energy Australia Pty Limited**	January to December	USD	—	—	—	—	—	—	—	—	—	—	100.00
35	Cairn Energy Holdings Limited**	April to March	USD	—	—	—	—	—	—	—	—	—	—	100.00
36	Cairn Energy Discovery Limited	April to March	USD	0.27	(0.28)	—	0.01	—	—	1.43	—	1.43	—	100.00
37	Cairn Exploration (No. 2) Limited	April to March	USD	3.86	(3.86)	—	—	—	—	(0.03)	—	(0.03)	—	100.00
38	Cairn Energy Gujarat Block 1 Limited	April to March	USD	1.52	0.14	1.66	0.00	—	—	0.02	—	0.02	—	100.00
39	Cairn Exploration (No. 7) Limited**	April to March	USD	—	—	—	—	—	—	—	—	—	—	100.00

420

Vedanta Limited Annual Report 2016-17

NOTES

forming part of the consolidated financial statements as at and for the year ended March 31, 2017

SI. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/(Loss) Before Taxation	Provision for Taxation	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
40	Cairn Energy India Pty Limited	January to December	USD	—	—	—	—	—	—	—	—	—	—	100.00
41	Paradip Multi Cargo Berth Private Limited	April to March	INR	0.01	(1.10)	4.24	5.33	—	—	(0.09)	—	(0.09)	—	100.00
42	Pecvest 17 Proprietary Limited**	April to March	ZAR	—	—	—	—	—	—	—	—	—	—	100.00
43	Bloom Fountain Limited	April to March	USD	14,270.98	(15,730.49)	6.21	1,465.73	—	—	(1.32)	—	(1.32)	—	100.00
44	Western Cluster Limited	April to March	USD	—	(705.54)	0.73	706.27	—	—	(20.34)	—	(20.34)	—	100.00
45	Sesa Resources Limited	April to March	INR	1.25	578.95	795.01	214.81	—	160.05	80.31	(24.96)	105.27	—	100.00
46	Twinstar Mauritius Holding Limited	April to March	USD	38.90	(43,416.11)	18.14	43,395.35	—	—	(1,214.59)	—	(1,214.59)	—	100.00
47	Twinstar Energy Holding Limited	April to March	USD	38.91	(39.60)	0.00	0.69	—	—	(0.09)	—	(0.09)	—	100.00
48	Sesa Mining Corporation Limited	April to March	INR	11.50	19.28	420.93	390.15	—	144.91	11.48	(65.78)	77.25	—	100.00
49	Vedanta Exploration Ireland Limited	April to March	USD	0.00	—	10.17	10.17	—	—	—	—	—	—	100.00
50	Maritime Ventures Private Limited	April to March	INR	0.01	(6.39)	7.25	13.63	—	35.30	(12.47)	—	(12.47)	—	100.00
51	Lakomasko B.V	April to March	USD	0.00	0.73	0.83	0.10	—	—	(0.23)	—	(0.23)	—	100.00
52	Goa SeaPort Private Limited	April to March	INR	0.05	(1.05)	0.62	1.62	—	—	(1.05)	—	(1.05)	—	100.00
53	Vedanta Limited ESOS	April to March	INR	0.00	7.05	110.48	103.42	—	—	7.05	—	7.05	—	100.00
54	Trust Sesa Sterlite Mauritius Holdings Limited***	April to March	USD	37.13	(37.25)	0.01	0.13	—	—	(0.17)	—	(0.17)	—	100.00

*	Sold during the year to Sterlite Power Transmission Limited
**	Liquidated during the year
***	Purchased during the year
a.	Exchange Rates as on March 31, 2017: 1 AUD=Rs. 49.5626, 1 USD = Rs. 64.8386, 1 AED = Rs. 17.6427, 1 NAD = Rs. 4.8342, 1 ZAR = Rs. 4.8342

421

stronger. smarter. sustainable.

NOTES

forming part of the financial consolidated statements as at and for the year ended March 31, 2017

Form AOC-I

Salient features of Associate companies and Joint Ventures pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

Sl. No.	Name of Associates/Joint Ventures	Roshskor Township (Pty) Ltd		Gaurav Overseas Private Limited	Madanpur South Coal Company Limited	Goa Maritime Private Limited	Rampia Coal Mines & Energy Private Limited
1	Latest audited Balance sheet date	June 30, 2016		March 31, 2017	March 31, 2017	March 31, 2017	March 31, 2017
2	Shares of Associate/Joint Ventures held by the Company at the year end
	- Number	50		2,10,000	1,52,266	5,000	2,72,29,539
	- Amount of investment (Rs. Crore)	3.14		0.21	2.32	0.01	2.43
	- % of holding	50.00%		50.00%	18.05%	50.00%	17.39%
3	Description of how there is significant influence	By way of ownership		By way of ownership	N.A.	N.A.	N.A.
4	Networth attributable to shareholding as per latest audited Balance sheet (Rs. Crore)	3.12		0.17	1.55	(0.20)	2.54
5	Profit/(Loss) for the year	(2.51	)*	(0.00)	(0.18)	0.02	—

*	Considered till March 31, 2017

For and on behalf of Board of Directors

Navin Agarwal	Thomas Albanese	GR Arun Kumar	Bhumika Sood
Executive Chairman	Whole-Time Director and	Whole-Time Director and	Company Secretary
DIN 00006303	Chief Executive Officer DIN 06853915	Chief Financial Officer DIN 01874769	ICSI Membership No. A19326

422

NOTES

NOTES

CRISIL

Research

Portfolio Credit Quality Analysis

2016-2017

Tier 1

Portfolio

Credit Quality

Vedanta Ltd

/s/ Jiju Vidyadharan
Jiju Vidyadharan
Senior Director, CRISIL Research

^	The credit quality of fixed income investments is classified into a 4 point scale of ‘Tier 1’, ‘Tier 2’, ‘Tier 3’ and ‘Tier 4’

Disclaimer: CRISIL Research, a division of CRISIL Limited (CRISIL,) has taken due care and caution in preparing this Report based on the information obtained by CRISIL form source which it considers reliable (Data). However, CRISIL does not guarantee the accuracy, adequacy or completeness of Data / Report and is not responsible for any errors or omissions or for the results obtained from the use of Data / Report. This Report is not a recommendation to invest / disinvest in any entity covered in the Report and no part of this report should be construed as an investment advice CRISIL especially states that it has no financial liability whatsoever to the subscribers/users/transmitters/distributors of this Report CRISIL Research operates independently of, and does not have access to information obtained by CRISIL’s Ratings Division/CRISIL Risk and Infrastructure Solutions Limited (CRIS), which may, in their regular operations obtain information of a confidential nature. The view expressed in this Report are that of CRISIL Research and not of CRISIL’s Ratings Division/CRIS. No part of this Report may be published/reproduced in any from without CRISIL’s prior written approval.

Vedanta Limited

CIN: L13209MH1965PLC291394

1st floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai - 400093, Maharashtra, India Tel.

+91 22 66434500